As filed with the Securities and Exchange Commission on August 5, 2013

Registration No. 333-188182

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Integrated Electrical Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1731	76-0542208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gail Makode

Senior Vice President, General Counsel and Secretary

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

G. Michael O’Leary George Vlahakos Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael P. Moore MISCOR Group, Ltd. Chief Executive Officer and President 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Molly Z. Brown Sean T. Peppard Ulmer & Berne LLP 1660 West 2nd Street, Suite 1100 Cleveland, Ohio 44113 (216) 583-7240

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to closing of the proposed merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Integrated Electrical Services, Inc. may not distribute or issue the shares of Integrated Electrical Services Inc. common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is effective. This joint proxy statement/prospectus is not an offer to distribute these securities and Integrated Electrical Services, Inc. is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 5, 2013

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Integrated Electrical Services, Inc. and the Shareholders of MISCOR Group, Ltd.:

On March 13, 2013, Integrated Electrical Services, Inc. (“IES”) and MISCOR Group, Ltd. (“MISCOR”) entered into an Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013 (the “merger agreement”), providing for the acquisition of MISCOR by IES. Pursuant to the merger agreement, IES and MISCOR agreed that, subject to the satisfaction of certain closing conditions (including the approval by each company’s stockholders), MISCOR will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES.

The merger agreement provides that at the effective time of the merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount (the “Cash Consideration”), which amount shall not be less than $1.415 (the “Minimum Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date, including shares issuable upon the exercise of outstanding options and warrants; or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share (the “VWAP Collar”), then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration; provided, however, that the aggregate Cash Consideration to be paid in connection with the merger shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of MISCOR common shares outstanding immediately prior to the effective time of the merger. Based on the estimates and assumptions described in the joint proxy statement/prospectus, IES and MISCOR do not anticipate reaching the Maximum Cash Amount. As such, IES and MISCOR do not expect that any MISCOR shareholder electing to receive Cash Consideration will receive Stock Consideration in lieu of Cash Consideration.

The IES board of directors has determined that the merger is advisable and in the best interests of IES and its stockholders and recommends that the stockholders of IES approve the issuance of shares of IES common stock in the merger. No stockholder vote is required for Merger Sub to adopt the merger agreement and consummate the transactions contemplated thereby, other than the vote of IES acting as the sole stockholder of Merger Sub.

The MISCOR board of directors has determined that the merger and the merger agreement are in the best interests of MISCOR and its shareholders. The board of directors of MISCOR recommends that MISCOR shareholders approve the adoption of the merger agreement and the “golden parachute” compensation proposal.

Your vote is very important. We cannot complete the transaction unless, among other things, the holders of IES common stock vote to approve the issuance of shares of IES common stock in the merger and the holders of

MISCOR common stock vote to adopt the merger agreement. Each of IES and MISCOR will hold a special meeting of stockholders to vote on proposals related to the merger. The special meetings of stockholders will be held at the date, time and location set forth below. Regardless of whether you plan to attend your company’s special meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card or, in the case of MISCOR, by using the telephone or Internet procedures provided to you. If your shares of IES common stock or MISCOR common stock are held in “street name,” you must instruct your broker how to vote those shares.

For IES stockholders:	For MISCOR shareholders:

September 12, 2013 at 9:00 a.m. Central Time at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.	September 12, 2013 at 10:00 a.m. Eastern Daylight Time at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646.

The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger.	The MISCOR board of directors recommends that MISCOR shareholders vote FOR the adoption of the merger agreement.

Before casting your vote, please take the time to review carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 30 for a discussion of the risks relating to the merger.

Shares of IES common stock trade on the NASDAQ Global Select Market under the symbol “IESC.” Shares of MISCOR common stock trade on the OTCQB under the symbol “MIGL.”

Sincerely,

James M. Lindstrom	Michael P. Moore
Chairman of the Board of Directors, President and Chief Executive Officer	Chief Executive Officer and President MISCOR Group, Ltd.
Integrated Electrical Services, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August     , 2013, and is first being mailed to IES stockholders and MISCOR shareholders on or about August     , 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on September 12, 2013

Notice is hereby given that a special meeting of the stockholders of Integrated Electrical Services, Inc., a Delaware corporation (“IES”), will be held on September 12, 2013, at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056 (the “IES Meeting”) for the following purposes:

1.	to approve the issuance of shares of IES common stock to the shareholders of MISCOR Group, Ltd. (“MISCOR”) in connection with the merger of MISCOR with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES, as set forth in the Agreement and Plan of Merger, dated as of March 13, 2013, by and among IES, MISCOR and Merger Sub, as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, copies of which are attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2.	to approve the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3.	to transact any other business as may properly come before the IES Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information. Pursuant to the registration statement, of which the joint proxy statement/prospectus forms a part, IES is registering 2,943,767 shares of IES common stock together with the associated preferred stock purchase rights that may be issued to MISCOR shareholders in connection with the merger. If the Merger Consideration Determination Date (as defined below) had occurred on July 24, 2013, it is estimated that the Exchange Ratio would have been 0.311 and IES would have issued 2,745,158 shares of IES common stock to MISCOR shareholders, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 of the joint proxy statement/prospectus, which assumptions will not be definitively determined until the fifteenth business day prior to the closing date (the “Merger Consideration Determination Date”). The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections. Based on these assumptions, and assuming a volume-weighted average of the sales prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the Merger Consideration Determination Date of either $4.024 or $6.036 (the bottom and the top, respectively, of the VWAP Collar used to calculate the Exchange Ratio), it is estimated that the Exchange Ratio would have been 0.368 or 0.245, respectively, and IES would have issued 3,249,918 or 2,163,668 shares of IES common stock, respectively.

The IES board of directors has fixed the close of business on August 5, 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the IES Meeting or any adjournment or postponement thereof. Only holders of record of IES common stock at the close of business on the record date are entitled to notice of and to vote at the IES Meeting.

The IES board of directors recommends that you vote FOR the issuance of shares of IES common stock in the merger and FOR the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

Your vote is important. Regardless of whether you plan to attend the IES Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided, using the procedures in the voting instructions provided to you. Your proxy may be revoked at any time prior to the time it is voted at the IES Meeting.

By Order of the Board of Directors

James M. Lindstrom
Chairman of the Board of Directors, President and Chief Executive Officer

Houston, Texas

August     , 2013

MISCOR GROUP, LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On September 12, 2013

Notice is hereby given that a special meeting of the shareholders of MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), will be held on September 12, 2013, at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646 (the “MISCOR Meeting”) for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc. (“IES”), MISCOR and IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013 (the “merger agreement”), copies of which are attached as Annex A to the joint proxy statement/prospectus accompanying this notice, pursuant to which MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES;

2.	to approve on an advisory (non-binding) basis the “golden parachute” compensation that may be paid to MISCOR’s executive officers in connection with the merger (which is referred to as the “merger-related named executive officer compensation” proposal);

3.	to approve the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals; and

4.	to transact any other business as may properly come before the MISCOR Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information. Pursuant to the merger agreement, each MISCOR shareholder will have the right to elect to receive all cash consideration, all stock consideration or a mix of cash and stock consideration, subject to an aggregate maximum cash amount equal to approximately 50% of the total consideration to be received by MISCOR shareholders in the merger, or $8.7 million, based on certain estimates and assumptions described in the joint proxy statement/prospectus. While, based on the election indications received from MISCOR’s significant shareholders, it is not anticipated that the aggregate cash consideration will exceed the maximum cash amount, if the aggregate cash consideration were to exceed the maximum cash amount, MISCOR shareholders electing to receive cash consideration would receive stock consideration, in lieu of cash consideration, for a portion of their shares, based on a pro rata selection process described in the joint proxy statement/prospectus.

The MISCOR board of directors has fixed the close of business on August 5, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the MISCOR Meeting or any adjournment or postponement thereof. Only holders of record of MISCOR common stock at the close of business on the record date are entitled to notice of and to vote at the MISCOR Meeting or any adjournment or postponement thereof.

The MISCOR board of directors recommends that you vote FOR the adoption of the merger agreement, FOR the approval of the merger-related named executive officer compensation proposal and FOR the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

Your vote is important. Regardless of whether you plan to attend the MISCOR Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided or submit your proxy by telephone or via the Internet, using the procedures in the voting instructions provided to you. Your proxy may be revoked at any time prior to the time it is voted at the MISCOR Meeting.

By Order of the Board of Directors

Michael P. Moore

President and Chief Executive Officer

Massillon, Ohio

August     , 2013

ADDITIONAL INFORMATION

IES and MISCOR are each required to make certain filings with the Securities and Exchange Commission (the “SEC”). You can obtain any of the documents filed by IES and MISCOR with the SEC without charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 860-1500 http://www.ies-corporate.com	MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 Attention: Investor Relations Telephone number: (330) 830-3500 http://www.miscor.com

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than August 28, 2013.

You can also obtain free copies of the documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

Information contained on the IES and MISCOR websites and any other website is not incorporated by reference herein. All information in this joint proxy statement/prospectus concerning IES has been furnished by IES. All information in this joint proxy statement/prospectus concerning MISCOR has been furnished by MISCOR. IES has represented to MISCOR, and MISCOR has represented to IES, that the information furnished by and concerning it is true and complete in all material respects.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by IES (File No. 333-188182), constitutes a prospectus of IES under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of IES common stock to be issued to MISCOR shareholders in the merger pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (1) with respect to the IES Meeting, at which IES stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of IES common stock in the merger and (2) with respect to the MISCOR Meeting, at which MISCOR shareholders will be asked to consider and vote upon certain proposals, including a proposal to adopt the merger agreement.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document.

i

Annex A—Agreement and Plan of Merger dated as of March 13, 2013 and First Amendment to Agreement and Plan of Merger dated as of July 10, 2013
Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated
Annex C—Opinion of Western Reserve Partners LLC
Annex D—Chapter 44 of the Indiana Business Corporation Law

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

Important Information and Risks: The following are brief answers to some questions that you may have regarding the IES Meeting and the MISCOR Meeting and the proposals being considered at the meetings. IES and MISCOR urge you to read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page 30 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statements/prospectus in connection with the proposed merger of MISCOR with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES. The terms of the merger are governed by the Agreement and Plan of Merger, dated as of March 13, 2013, by and among IES, MISCOR and Merger Sub, as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013 (the “merger agreement”), copies of which are attached as Annex A to this joint proxy statement/prospectus.

As a condition to completion of the merger, the IES stockholders and MISCOR shareholders must approve certain proposals related to the merger. At the IES Meeting, IES stockholders will be asked to approve the issuance of shares of IES common stock in the merger. At the MISCOR Meeting, MISCOR shareholders will be asked to adopt the merger agreement and the merger-related named executive compensation proposal.

Q:	When and where will the IES Meeting take place?

A:	The IES Meeting will be held on September 12, 2013 at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.

Q:	When and where will the MISCOR Meeting take place?

A:	The MISCOR Meeting will be held on September 12, 2013 at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646.

Q:	Who can attend and vote at the stockholders’ meetings?

A:	IES: The record date for the IES Meeting is August 5, 2013. All IES stockholders of record as of the close of business on August 5, 2013 are entitled to receive notice of and to vote at the IES Meeting. As of July 30, 2013, the latest practicable date prior to the record date, there were 15,105,846 shares of IES common stock outstanding and entitled to vote at the IES Meeting.

MISCOR: The record date for the MISCOR Meeting is August 5, 2013. All MISCOR shareholders of record as of the close of business on August 5, 2013 are entitled to receive notice of and to vote at the MISCOR Meeting. As of July 30, 2013, the latest practicable date prior to the record date, there were 11,684,987 shares of MISCOR common stock outstanding and entitled to vote at the MISCOR Meeting.

Q:	What proposals are to be considered and voted upon at the IES Meeting and the MISCOR Meeting?

A:	IES: IES stockholders are being asked to consider and vote on:

(1)	the issuance of shares of IES common stock in the merger, and

(2)	a proposal to approve the adjournment or postponement of the IES Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IES common stock in the merger.

These proposals are more fully described in the section “Proposals Being Submitted to a Vote at the IES Meeting,” beginning on page 246.

MISCOR: MISCOR shareholders are being asked to consider and vote on:

(1)	the adoption of the merger agreement,

(2)	a proposal to approve on an advisory (non-binding) basis the merger-related named executive officer compensation to be paid to MISCOR’s executive officers in connection with the merger, and

(3)	a proposal to approve the adjournment or postponement of the MISCOR Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

These proposals are more fully described in the section “Proposals Being Submitted to a Vote at the MISCOR Meeting,” beginning on page 247.

Q:	How does the IES board of directors recommend that IES stockholders vote?

A:	The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger. The IES board of directors also recommends that IES stockholders vote FOR the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

For a more complete description of the recommendations of the IES board of directors, see “Special Factors—Recommendation of the IES Board of Directors and Its Reasons for the Merger,” beginning on page 67.

Q:	How does the MISCOR board of directors recommend that MISCOR shareholders vote?

A:	The MISCOR board of directors unanimously recommends that MISCOR shareholders vote FOR the proposal to adopt the merger agreement and FOR the approval of the merger-related named executive officer compensation proposal. The MISCOR board of directors also recommends that MISCOR shareholders vote FOR the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

For a more complete description of the recommendations of the MISCOR board of directors, see “Special Factors—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page 67.

Q:	What are the votes required to approve each of the IES and MISCOR proposals related to the merger?

A:	IES: Under the NASDAQ listing rules, the issuance of shares of IES common stock in the merger must be approved by the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of IES common stock as of the record date are present in person or by proxy. This stockholder vote is required under the NASDAQ listing rules because Tontine directly or indirectly owns greater than a 5% interest in both IES and MISCOR and the issuance of shares of IES common stock in the merger could result in an increase in outstanding IES common stock immediately prior to the completion of the merger of 5% or more.

If an IES stockholder attends but fails to vote on the issuance of shares of IES common stock in the merger, or if an IES stockholder abstains, the presence of the IES stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the issuance of shares of IES common stock in the merger at the IES Meeting. Please see “—What votes are required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?” below for a discussion of the vote required to satisfy the IES Minority Approval condition.

If the IES Meeting had been held on July 24, 2013, the directors, executive officers and affiliates of IES would have beneficially owned and been entitled to vote approximately 8,935,236 shares of IES common stock (including the 8,562,409 shares of IES common stock owned by Tontine), collectively representing approximately 59.2% of the shares of IES common stock that would have been outstanding and entitled to vote on that date.

MISCOR: Under the Indiana Business Corporation Law (the “IBCL”), adoption of the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding MISCOR common stock entitled to vote as of the record date. Accordingly, if a MISCOR shareholder fails to vote at the MISCOR Meeting, fails to return a proxy or abstains, that will have the same effect as a vote against adoption of the merger agreement. Broker non-votes will also have the same effect as a vote against adoption of the merger agreement. Please see “—What votes are required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?” below for a discussion of the vote required to satisfy the MISCOR Minority Approval condition.

If the MISCOR Meeting had been held on July 24, 2013, the directors, executive officers and affiliates of MISCOR would have beneficially owned and been entitled to vote approximately 8,665,132 shares of MISCOR common stock (including the 5,833,332 shares of MISCOR common stock owned by Tontine and assuming that all 67,000 outstanding options held by MISCOR’s directors and executive officers were exercised prior to the record date for such MISCOR Meeting), collectively representing approximately 73.7% of the shares of MISCOR common stock that would have been outstanding and entitled to vote on that date.

Q:	What votes are required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?

A:	IES: Pursuant to the merger agreement, as a condition to the completion of the merger, the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against IES’ proposal to issue shares of IES common stock in the merger. Accordingly, such holders must not affirmately vote against the issuance of shares of IES common stock in the merger. Abstentions and broker non-votes will not be counted either in favor of or against the proposal to issue shares of IES common stock in the merger for the purpose of determining satisfaction of the IES Minority Approval.

The 8,562,409 shares of IES common stock held by affiliates of Tontine Capital Management, L.L.C., which represented approximately 56.7% of the shares of IES common stock issued and outstanding as of July 24, 2013, will be excluded in determining whether the IES Minority Approval has been received. If the IES Meeting had been held on July 24, 2013, in order for IES to receive IES Minority Approval, no more than 3,265,175, or 49.9%, of the remaining 6,543,437 shares of IES common stock that would have been outstanding and entitled to vote on that date could have been voted against IES’ proposal to issue shares of IES common stock in the merger.

Any or all of the conditions to the completion of the merger, including IES Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

MISCOR: Pursuant to the merger agreement, as a condition to the completion of the merger, the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against MISCOR’s proposal to adopt the merger agreement. Accordingly, such holders must not affirmatively vote against the adoption of the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against the proposal to adopt the merger agreement for the purpose of determining satisfaction of the MISCOR Minority Approval.

The 8,572,132 shares of MISCOR common stock held by Mr. Martell and affiliates of Tontine Capital Management, L.L.C., which represented approximately 73.4% of the shares of MISCOR common stock issued and outstanding as of July 24, 2013, will be excluded in determining whether the MISCOR Minority Approval has been received. If the MISCOR Meeting had been held on July 24, 2013, in order for MISCOR to receive MISCOR Minority Approval, no more than 1,555,927, or 49.9%, of the remaining 3,111,855 shares of MISCOR common stock that would have been outstanding and entitled to vote on that date could have been voted against MISCOR’s proposal to adopt the merger agreement.

Any or all of the conditions to the completion of the merger, including MISCOR Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Q:	What is “golden parachute” compensation and why am I being asked to vote on it?

A:	Under certain rules adopted by the SEC, MISCOR must seek an advisory (non-binding) vote of MISCOR shareholders on “golden parachute” compensation. “Golden parachute” compensation is certain compensation that is tied to or based on the merger and that will or may be paid by MISCOR or IES to the MISCOR named executive officers in connection with the merger. The proposal regarding “golden parachute” compensation is referred to in this joint proxy statement/prospectus as the “merger-related named executive officer compensation proposal.”

Q:	What vote is required to approve the merger-related named executive officer compensation proposal?

A:	The affirmative vote of holders of at least a majority of the shares of MISCOR common stock present in person or represented by proxy at the MISCOR Meeting and entitled to vote is required to approve the merger-related named executive officer compensation proposal. Accordingly, if a MISCOR shareholder abstains from voting on the merger-related named executive officer compensation proposal, it will have the same effect as a vote “AGAINST” the proposal. Alternatively, if a MISCOR shareholder who holds his or her shares in “street name” through a broker, bank or other holder of record fails to give voting instructions to that broker, bank or other holder of record, or if a MISCOR shareholder otherwise fails to vote his or her shares, it will have no effect on the proposal.

Q:	What will happen if MISCOR shareholders do not approve the merger-related named executive officer compensation proposal?

A:	Approval of the merger-related named executive officer compensation proposal is not a condition to completion of the merger. The vote with respect to the proposal is an advisory vote and will not be binding on MISCOR or IES. If the merger agreement is adopted by MISCOR shareholders and the merger is completed, the merger-related named executive officer compensation may be paid to MISCOR’s named executive officers even if MISCOR shareholders fail to approve the proposal as long as the otherwise applicable conditions to payment are satisfied. For a more detailed description of the merger-related named executive officer compensation and the terms and conditions applicable for payment of such compensation to be triggered, please see “Proposals Being Submitted to a Vote at the MISCOR Meeting—Proposal No. 2: Approval, by Non-Binding Advisor Vote, of Merger-Related Named Executive Officer Compensation—Golden Parachute Compensation” beginning on page 247.

Q:	What is the vote required to approve the proposals to adjourn or postpone the special meetings?

A:	IES: The affirmative vote of a majority of the votes cast at the IES Meeting is required to approve the proposal to adjourn or postpone the IES Meeting.

If an IES stockholder attends but fails to vote on the proposal to adjourn or postpone the IES Meeting, as discussed above, or if an IES stockholder abstains, the presence of the IES stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the proposal to adjourn or postpone the IES Meeting.

MISCOR: The affirmative vote of a majority of the votes cast at the MISCOR Meeting is required to approve the proposal to adjourn or postpone the MISCOR Meeting.

If a MISCOR shareholder attends but fails to vote on the proposal to adjourn or postpone the MISCOR Meeting, as discussed above, or if a MISCOR shareholder abstains, the presence of the MISCOR shareholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the proposal to adjourn or postpone the MISCOR Meeting.

Q:	What is required to establish a quorum at each of the meetings?

A:	IES: The presence in person or by proxy of holders of at least a majority of the shares of IES common stock issued and outstanding and entitled to vote at the IES Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the IES Meeting.

MISCOR: The presence in person or by proxy of holders of at least a majority of the MISCOR common stock issued and outstanding and entitled to vote at the MISCOR Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the MISCOR Meeting.

Q:	How do I vote my shares?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible or, if you are a MISCOR shareholder, submit your proxy by telephone or via the Internet, as described under “The MISCOR Meeting—Proxy Voting by Holders of Record,” beginning on page 125.

Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. MISCOR’s Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

The method you use to submit a proxy will not limit your right to vote in person at the IES Meeting or the MISCOR Meeting, as applicable, if you later decide to attend the meeting. If your shares of IES common stock or MISCOR common stock are held in the name of a broker, bank or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote in person at the applicable stockholders’ meeting.

Q:	How will my shares be voted?

A:	IES: All shares of IES common stock entitled to vote and represented by properly completed proxies received prior to the IES Meeting, and not revoked, will be voted at the IES Meeting as instructed on the proxies.

Except as indicated in the next “Q&A” with respect to shares held in street name, if you properly complete and sign your proxy card but do not indicate how your shares should be voted on a proposal, the shares of IES common stock represented by your proxy will be voted as the IES board of directors recommends and, therefore, will be voted FOR the issuance of shares of IES common stock in the merger and FOR the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of such proposals.

MISCOR: All MISCOR common stock entitled to vote and represented by properly completed proxies received prior to the MISCOR Meeting, and not revoked, will be voted at the MISCOR Meeting as instructed on the proxies.

Except as indicated in the next “Q&A” with respect to shares held in street name, if you properly complete and sign your proxy card but do not indicate how your MISCOR common stock should be voted on a proposal, the MISCOR common stock represented by your proxy will be voted as the MISCOR board of directors recommends and, therefore, will be voted FOR the adoption of the merger agreement, FOR the approval of the merger-related named executive officer compensation proposal and FOR the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of such proposals.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me in connection with the approval of the merger agreement and the issuance of shares of IES common stock in the merger?

A:	No. Your broker, bank or other nominee will NOT be able to vote your shares of IES or MISCOR common stock held in “street name” on either the IES proposal to approve the issuance of shares of IES common stock in the merger or the MISCOR proposal to adopt the merger agreement, as applicable, unless you instruct your broker, bank or other nominee how to vote. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to IES or MISCOR or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

If you are an IES stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•

your broker, bank or other nominee may not vote your shares on the proposal to approve the issuance of shares of IES common stock in the merger, and your vote will not be cast in favor of this proposal.

If you are a MISCOR shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote AGAINST the adoption of the merger agreement.

You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares of IES or MISCOR common stock, as applicable.

Q:	If, as a MISCOR shareholder, I do not favor adoption of the merger agreement, what are my rights?

A:	Holders of MISCOR common stock who do not vote in favor of adoption of the merger agreement will be entitled to exercise appraisal rights in connection with the merger, and, if such rights are properly demanded and perfected and not withdrawn or lost and the merger is completed, such shareholders will be entitled to obtain payment for the judicially determined fair value of their shares of MISCOR common stock.

MISCOR shareholders who wish to seek appraisal of their shares are urged to seek the advice of counsel with respect to the availability of appraisal rights. A MISCOR shareholder who (1) delivers to MISCOR, before the shareholder vote is taken at the MISCOR Meeting, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated and (2) does not vote the shareholder’s shares in favor of the merger will not receive the merger consideration. The shareholder will instead be entitled to assert dissenters’ rights and seek an appraisal of his or her shares, unless the shareholder fails to take the steps prescribed by Chapter 44 of the IBCL to perfect such shareholder’s dissenters’ rights. Upon consummation of the merger and receipt of a payment demand, former MISCOR shareholders who have complied with all statutory requirements will be paid the fair value of their shares as of the time immediately before the merger. The full text of Chapter 44 of the IBCL is attached as Annex D to this joint proxy statement/prospectus.

For more information on appraisal rights, see “Appraisal Rights” beginning on page 154. MISCOR shareholders who wish to seek appraisal of their shares are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights.

Q:	Are IES stockholders entitled to appraisal rights?

A:	Holders of IES common stock will not have the right to seek appraisal of the fair value of their shares of IES common stock.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the IES Meeting or the MISCOR Meeting, as applicable. You can do this in any of the three following ways:

•

by sending a written notice to the Secretary of IES or MISCOR, as applicable, in time to be received before the IES Meeting or the MISCOR Meeting, as applicable, stating that you would like to revoke your proxy;

•

by completing, signing, dating and submitting to the Secretary of IES or MISCOR, as applicable, a later proxy card or, if you are a MISCOR shareholder, by submitting a later proxy via the Internet or by telephone (before 11:59 p.m. Eastern Daylight Time on the day before the MISCOR Meeting), in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the applicable stockholders’ meeting and voting in person.

Simply attending the IES Meeting or the MISCOR Meeting, as applicable, without voting will not revoke your proxy or change your vote.

If your shares of IES common stock or MISCOR common stock are held in an account at a broker, bank or other nominee and you desire to change your vote, you should contact your broker, bank or other nominee.

Q:	If I am a MISCOR shareholder, should I send in my stock certificates with my proxy card?

A:	No. Please DO NOT send your MISCOR stock certificates with your proxy card. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your MISCOR common stock certificates for the merger consideration. If your shares of MISCOR common stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	What should I do if I receive more than one set of voting materials for the IES Meeting or the MISCOR Meeting?

A:	You may receive more than one set of voting materials for the IES Meeting or the MISCOR Meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it or, if you are a MISCOR holder of record, submit a proxy by telephone or via the Internet for each proxy card you receive.

Q:	Can I submit my proxy by telephone or the Internet?

A:	IES: No. Holders of record of IES common stock may not submit their proxies by telephone or by the Internet. See “The IES Meeting—Proxy Voting by Holders of Record,” beginning on page 120.

MISCOR: Yes. Holders of record of MISCOR common stock may submit their proxies by telephone or via the Internet. See “The MISCOR Meeting—Proxy Voting by Holders of Record,” beginning on page 125.

Q:	How do I elect the form of consideration that I wish to receive in the merger?

A:	The election form and other appropriate and customary transmittal materials will be mailed to MISCOR shareholders of record as of the close of business on the record date for the MISCOR Meeting at the same time as this joint proxy statement/prospectus is mailed. The election form will allow each MISCOR shareholder (other than a holder of Dissenting Shares) to specify the number of shares of MISCOR common stock with respect to which such holder elects to receive Cash Consideration and the number of shares of MISCOR common stock with respect to which such holder elects to receive Stock Consideration. A copy of the election form is attached as Exhibit 99.3 to the registration statement of which this joint proxy statement/prospectus forms a part.

The election must be made prior to the election deadline. Unless extended or otherwise agreed upon by IES and MISCOR, the election deadline will be 5:00 p.m., New York time, on the later of (i) the 33rd day following the date the election form is mailed to MISCOR shareholders, (ii) the fifth business day following the dissemination of the joint press release disclosing the final determination of the Cash Consideration and the Exchange Ratio and (iii) such other date and time on which IES and MISCOR shall agree. IES and MISCOR will make a public announcement if the election deadline is extended. IES and MISCOR will also make a public announcement upon the receipt of election forms reflecting either (i) the election of Stock Consideration by more than 50% of the issued and outstanding shares of MISCOR common stock or (ii) the election of Cash Consideration in excess of the Maximum Cash Amount.

If a MISCOR shareholder does not make an election to receive Cash Consideration or Stock Consideration, the election form is not received by the exchange agent by the election deadline, the forms of election are improperly completed and/or are not signed, or the certificates representing MISCOR common stock or other documentation are not included with the election form, such shareholder will be deemed not to have made an election. Any MISCOR shareholder that does not make a valid election will be deemed to have elected to receive, and will be paid, Stock Consideration; provided, however, that if the IES Common Stock Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration. If the Merger Consideration Determination Date had occurred on July 24, 2013, the default election would have been Stock Consideration, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Any MISCOR shareholder that does not intend to make a valid election should still vote their shares of MISCOR common stock at the MISCOR Meeting either in person or by proxy.

Q:	Who can answer my questions?

A:	If you have any questions about how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card, voting instructions or the election form, please contact:

Banks and Brokers call toll-free: (800) 579-1639

IES stockholders of record call toll-free: (800) 937-5449

MISCOR shareholders of record call toll-free: (877) 830-4936

SUMMARY

The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, IES and MISCOR encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the Risk Factors beginning on page 30.

The Companies

Integrated Electrical Services, Inc.

IES is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, it is a Delaware corporation providing services from 56 domestic locations as of March 31, 2013. IES is headquartered in Houston, Texas, and maintains an executive office in Greenwich, Connecticut. IES’ operations are organized into three principal business segments, based upon the nature of its current products and services:

•	Communications—Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential—Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

•

Commercial & Industrial—Provider of electrical design, construction and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

IES common stock is traded on the NASDAQ under the symbol “IESC.” IES’ principal executive offices are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056, and its telephone number is (713) 860-1500.

MISCOR Group, Ltd.

MISCOR is a provider of maintenance and repair services including engine parts and components to industrial services and rail services. MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia and California.

MISCOR operates primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing and repair services for the rail industry.

MISCOR common stock is traded in the OTCQB under the symbol “MIGL.” MISCOR’s principal executive offices are located at 800 Nave Road, SE, Massillon, Ohio 44646, and its telephone number is (330) 830-3500.

IES Subsidiary Holdings, Inc.

Merger Sub is a direct, wholly-owned subsidiary of IES. Merger Sub, a Delaware corporation, was formed on March 6, 2013, solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

The principal executive offices of Merger Sub are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056, and its telephone number is (713) 860-1500.

The Merger Agreement (see page 138)

IES and MISCOR have agreed to combine their businesses pursuant to the merger agreement described in this joint proxy statement/prospectus, subject to the requisite stockholder approvals and other conditions. Under the terms of the merger agreement, MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES. The merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. IES and MISCOR encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

Risk Factors (see page 30)

There are risks associated with the merger and the operations of IES and IES common stock after the merger. These risks are more fully described in “Risk Factors,” beginning on page 30.

Risk Factors Relating to the Merger

Among the risk factors relating to the merger are the following:

•

the merger consideration is subject to fluctuation based upon MISCOR’s Net Debt as of the Merger Consideration Determination Date and the 60-day VWAP of IES common stock ending on the Merger Consideration Determination Date;

•	any delay in completing the merger may reduce the benefits expected to be obtained from the merger;

•	the failure to complete the merger could negatively impact the stock price and the future business and financial results of IES and MISCOR;

•

the rights of MISCOR shareholders who become stockholders of IES in the merger will be governed by IES’ certificate of incorporation and bylaws, which are different in some respects from the MISCOR articles of incorporation and bylaws; and

•	the directors and executive officers of MISCOR have personal interests that may motivate them to support or approve the merger.

Risk Factors Relating to IES Following the Merger

Among the risk factors relating to IES after the merger are the following:

•	IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger; and

•	IES will have increased debt after the merger, which could have a material adverse effect on its financial health and limit its future operations.

Risk Factors Relating to IES Common Stock Following the Merger

Among the risk factors relating to IES common stock after the merger are the following:

•

the price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock; and

•	the market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

Merger Consideration (see page 138)

At the effective time of the merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law (“Dissenting Shares”) and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount (the “Cash Consideration”), which amount shall not be less than $1.415 (the “Minimum Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date (the “Merger Consideration Determination Date”), including shares issuable upon the exercise of outstanding options and warrants; or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the Merger Consideration Determination Date (the “IES Common Stock Value”); provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share (the “VWAP Collar”), then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively. Notwithstanding the foregoing, the aggregate Cash Consideration to be paid in connection with the merger shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger.

If the Merger Consideration Determination Date had occurred on July 24, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.48 in cash or 0.311 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.

The formula for calculation of the merger consideration was designed to effect a fixed enterprise value for MISCOR of approximately $24 million, but to provide for adjustment of the purchase price to reflect MISCOR’s Net Debt at a time as close as possible to the closing date (because of the uncertainty in MISCOR’s projected debt levels due to its ongoing pay-down of debt). This formula benefits MISCOR shareholders by providing for higher total consideration in the event that MISCOR generates cash and pays down debt prior to closing. Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration.

The inclusion of both cash and stock components of the merger consideration reflects the intent of IES management to balance the following objectives: preserving available liquidity at IES for financial flexibility; meeting internal liquidity requirements and those under IES’ credit facility; limiting dilution of IES’ existing stockholders; and offering MISCOR shareholders the opportunity to continue to participate in the future potential growth of MISCOR’s business and IES through their ownership of IES common stock. Based on these objectives, if the merger consideration had been limited to only Cash Consideration, IES management and the IES board of directors may not have been able to recommend a purchase of MISCOR that would require utilization of approximately $24 million in available liquidity. IES management also determined that it would be in the best interest of IES and its stockholders to limit the cash component of the merger consideration to the Maximum Cash Amount in order to manage liquidity at IES within the constraints noted above and provide certainty as to the maximum liquidity impact of the transaction on IES. Further, IES management considered that it would be in the best interest of MISCOR’s shareholders to limit the cash component of the merger consideration to the Maximum Cash Amount, in order to meet the criteria for treatment of the consideration as non-taxable to MISCOR shareholders for U.S. federal income tax purposes.

The following chart illustrates the relative value of Stock Consideration to Cash Consideration at varying VWAP values and at two different levels of Cash Consideration: (i) $1.48 per share, which is the estimated Cash Consideration as of July 24, 2013, based on the pro forma assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and (ii) $1.415 per share, which is the Minimum Cash Consideration as provided in the merger agreement. For purposes of calculating the value of the Stock Consideration, it is assumed that the market price of IES common stock is equal to the VWAP. The market price of IES common stock may be more or less than the VWAP on the Merger Consideration Determination Date or the closing date of the transaction. Please see “—Variables Impacting the Amount of Merger Consideration” beginning on page 16 and “Risk Factors Relating to the Merger—The estimated per share Cash Consideration and Stock Consideration are based on certain estimates, judgments and assumptions that may change or prove to be incorrect” on page 31. The highlighted rows represent the VWAP values that are within the VWAP Collar.

Per Share Value of Stock Consideration v. Cash Consideration

	Pro Forma Consideration Scenario		Minimum Cash Consideration Scenario
VWAP	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration
$3.000	$1.10	$1.48	$1.055	$1.415
$3.420	$1.25	$1.48	$1.203	$1.415
$3.500	$1.28	$1.48	$1.231	$1.415
$3.620	$1.33	$1.48	$1.273	$1.415
$3.820	$1.40	$1.48	$1.343	$1.415
$4.000	$1.47	$1.48	$1.407	$1.415
$4.024	$1.48	$1.48	$1.415	$1.415
$4.500	$1.48	$1.48	$1.415	$1.415
$5.000	$1.48	$1.48	$1.415	$1.415
$5.500	$1.48	$1.48	$1.415	$1.415
$6.000	$1.48	$1.48	$1.415	$1.415
$6.036	$1.48	$1.48	$1.415	$1.415
$6.340	$1.55	$1.48	$1.486	$1.415
$6.500	$1.59	$1.48	$1.524	$1.415
$6.640	$1.62	$1.48	$1.557	$1.415
$7.000	$1.71	$1.48	$1.641	$1.415

The following chart utilizes the values illustrated in the chart above to show the value of the Stock Consideration as a percentage of the Cash Consideration.

Value of Stock Consideration as a Percentage of Cash Consideration

VWAP	Pro Forma Consideration Scenario	Minimum Cash Consideration Scenario
$3.000	74.6%	74.6%
$3.420	85.0%	85.0%
$3.500	87.0%	87.0%
$3.620	90.0%	90.0%
$3.820	94.9%	94.9%
$4.000	99.4%	99.4%
$4.024	100.0%	100.0%
$4.500	100.0%	100.0%
$5.000	100.0%	100.0%
$5.500	100.0%	100.0%
$6.000	100.0%	100.0%
$6.036	100.0%	100.0%
$6.340	105.0%	105.0%
$6.500	107.7%	107.7%
$6.640	110.0%	110.0%
$7.000	116.0%	116.0%

The preceding charts assumes valuation of per share consideration based upon a range of potential VWAP values at the Merger Consideration Determination Date. However, the market value of IES common stock may fluctuate between the Merger Consideration Determination date and the date of receipt of the Stock Consideration by MISCOR shareholders in the merger. The “pro forma” consideration values are based upon the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, including Cash Consideration of $1.48 per share, which assumptions will not be definitively determined until the Merger Consideration Determination Date. The highlighted rows represent the VWAP values that fall within the VWAP Collar.

The following graph illustrates IES’ stock performance since July 1, 2012 and VWAP performance since July 31, 2012.

Impact of Maximum Cash Amount

Each MISCOR shareholder will have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, subject to the Maximum Cash Amount, which is equal to approximately 50% of the total consideration to be received by MISCOR shareholders in the merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration collectively, including, in the event that the IES Common Stock Value is less than $4.024, all shares of MISCOR common stock for which a valid election was not made (the “Cash Election Shares”), is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. Any MISCOR shareholder that does not make a valid election with respect to such holder’s MISCOR common stock shall be deemed to have elected to receive the Stock Consideration; provided, however, that if the IES Common Stock Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration. If the Merger Consideration Determination Date had occurred on July 24, 2013, the default election would have been Stock Consideration, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

If the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares is greater than the Maximum Cash Amount, then the determination of which Cash Election Shares will be designated as Stock Designation Shares will be made by the exchange agent. The determination of the number of Stock Designation Shares to be allocated to each MISCOR shareholder will be made by multiplying the number of Cash Election Shares held by such MISCOR shareholder by a fraction, the numerator of which is (x) the number of all Cash Election Shares less 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger, and the denominator of which is (y) the number of all Cash Election Shares.

As of July 24, 2013, Tontine and Mr. Martell owned 49.9% and 23.4% of the outstanding MISCOR common stock, respectively. Mr. Martell and representatives of Tontine have each engaged in non-binding discussions with representatives of MISCOR and IES regarding their intentions to elect to receive Stock Consideration and/or Cash Consideration in the merger. If Tontine’s and Mr. Martell’s elections are consistent with their non-binding indications, it would result in the election of sufficient Stock Consideration to avoid triggering the Maximum Cash Amount and thereby limiting the Cash Consideration available to unaffiliated MISCOR shareholders in the merger.

Tontine has indicated that it intends to elect to receive Stock Consideration for 100% of its shares of MISCOR common stock, subject to the exercise of fiduciary duties in the management of its funds and other factors. Similarly, Mr. Martell has indicated that he intends to elect to receive Stock Consideration for not less than 500,000 shares and not more than 1,500,000 shares of MISCOR common stock, depending on certain factors and considerations. Based on these non-binding indications, it is anticipated that, at a minimum, 54% of the shares of MISCOR common stock outstanding as of July 24, 2013 will elect to receive Stock Consideration in the merger.

The non-binding indications provided by Tontine and Mr. Martell impacted the assumption made in the pro forma financial statements that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive Stock Consideration and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive Cash Consideration. A sensitivity analysis related to this assumption is also provided in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

If the Merger Consideration Determination Date had occurred on July 24, 2013, it is estimated that the Maximum Cash Amount would have been approximately $8.7 million and that holders of up to approximately 5.9 million shares of MISCOR common stock could have elected to, and would have, received Cash Consideration in the merger, in each case based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. Based on these assumptions, if the Merger Consideration Determination Date had occurred on July 24, 2013, the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares would be less than the Maximum Cash Amount, and no shares of MISCOR common stock for which a cash election was made would have received shares of IES common stock in lieu of cash.

Assumptions Underlying Calculations of Estimated Merger Consideration and Estimated Ownership of IES Common Stock Following Completion of the Merger

The calculation of estimated per share Cash Consideration and Stock Consideration, as of July 24, 2013, and the calculations of estimated ownership of IES common stock following completion of the merger are based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. These assumptions include the following:

•

MISCOR’s total debt outstanding at July 24, 2013 of $6.614 million may better reflect MISCOR’s anticipated Net Debt as of the Merger Consideration Determination Date than MISCOR’s Net Debt for the 30-day period ended as of July 24, 2013 of $5.994 million;

•

the total number of MISCOR equity units outstanding as of July 24, 2013 (excluding any out-of-the-money options) is reflective of the total number of shares of MISCOR common stock, including shares issuable upon the exercise of outstanding options and warrants, that will be outstanding as of the Merger Consideration Determination Date;

•

estimated cash consideration per share equal to (x) the difference between $24.0 million and MISCOR’s debt balance as of July 24, 2013 (see the first bullet above) divided by (y) the number of MISCOR equity units outstanding as of July 24, 2013 (see the second bullet above);

•

the closing price of IES common stock, as reported on the NASDAQ on July 24, 2013, of $4.75 per share may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date than the VWAP of IES common stock for the 60-day period ending on July 24, 2013 of $5.1616;

•

an estimated exchange ratio equal to (x) the estimated cash consideration of $1.48 per share (see the third bullet above), divided by (y) the closing price of IES common stock, as reported on the NASDAQ on July 24, 2013 (see the fourth bullet above); and

•	15,105,846 shares of IES common stock will be outstanding immediately prior to the effective time of the merger.

In making these calculations, it has also been assumed that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive Stock Consideration and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive Cash Consideration. This is IES management’s best estimate at this time, which is based, in part, on the expectation (based on Tontine’s and Mr. Martell’s non-binding election indications) that Tontine will elect to receive Stock Consideration for 100% of its MISCOR common stock (or 49.9% of MISCOR’s outstanding common stock as of July 24, 2013) and Mr. Martell will elect to receive Stock Consideration for between 18.3% and 54.8% of his MISCOR common stock (or between 4.2% and 12.7% of MISCOR’s outstanding common stock as of July 24, 2013). Please see Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of, and a sensitivity analysis related to, this assumption. Please also see “Impact of Maximum Cash Amount” beginning on page 14.

All assumptions are based on IES management’s best estimates at this time. Actual amounts may vary from these estimates based on, among other factors, (i) the number of MISCOR equity units for which Cash Consideration is elected and the number of MISCOR equity units for which Stock Consideration is elected, (ii) the IES Common Stock Value, (iii) if the IES Common Stock Value is outside of the VWAP Collar on the Consideration Determination Date, (iv) the market price of IES common stock on the closing date, and (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date. Please see Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for sensitivity disclosures related to certain of the assumptions described above.

Variables Impacting the Amount of Merger Consideration

As described above, the Cash Consideration and Stock Consideration to be received by MISCOR shareholders in the merger are subject to numerous variables, which are subject to fluctuation and will not be determined until the Merger Consideration Determination Date. The most significant of these variables are the amount of MISCOR’s Net Debt and the market price of IES common stock.

•

The amount of MISCOR’s Net Debt. The total consideration that IES will pay to MISCOR shareholders in the merger is based on an agreed transaction value for MISCOR of approximately $24.0 million (the “Transaction Value”), less MISCOR’s Net Debt for the 30-day period ending on the Merger Consideration Determinate Date (as reduced, the “Adjusted Transaction Value”). As of July 24, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $5.994 million. However, circumstances could result in Net Debt increasing above or decreasing below its current levels, which would affect the total consideration paid to MISCOR shareholders in the merger. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million

•

The market price of IES common stock. The Stock Consideration to be received by MISCOR shareholders will be calculated based on the VWAP of IES common stock over the 60-day period ending on the Merger Consideration Determination Date (which is referred to herein as the IES Common Stock Value), and not the actual market price of IES common stock on the closing date. As a result, the market value of the shares of IES common stock received by MISCOR shareholders electing to receive Stock Consideration in the merger may be greater than or less than the IES Common Stock Value used to calculate the per share Stock Consideration. As a result, the total consideration received by MISCOR shareholders in the merger may be greater than or less than the Adjusted Transaction Value, depending on (i) the percentage of MISCOR shareholders that elect to receive the Stock Consideration, (ii) the IES Common Stock Value as determined on the Merger Consideration Determination Date and the difference between the IES Common Stock Value and the VWAP Collar in calculating the per share Stock Consideration and (iii) the market price of IES common stock on the closing date.

The market price of IES common stock could be impacted by numerous factors (as more fully described in “Risk Factors” beginning on page 30) and could decline if, among other things, any amount of IES common stock is sold. On February 21, 2013, pursuant to a registration rights agreement with Tontine, IES filed a shelf registration statement (as amended, the “Shelf Registration Statement”) to register all of Tontine’s shares of IES common stock. The Shelf Registration Statement was declared effective on June 18, 2013. For so long as it remains effective, Tontine will have the ability to resell any or all of the shares of IES common stock included in the Shelf Registration Statement from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement. IES has received no indication from Tontine that it intends to resell any securities pursuant to the Shelf Registration Statement prior to the closing of the merger, nor has Tontine made any such sale pursuant to the Shelf Registration Statement to date. For additional information on the Shelf Registration Statement, please see “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controlling Shareholder” beginning on page 190.

Should Tontine sell or otherwise dispose of all or a portion of its position in IES, a change in ownership of IES could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of IES’ net operating losses (“NOLs”) for federal and state income tax purposes. For additional information on IES’ NOL position, please see “Business of IES – Net Operating Loss Carry Forward” beginning on page 161, “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controlling Shareholder” beginning on page 190 and “Risk Factors Relating to IES’ Business and Operations—Availability of net operating losses may be reduced by a change in ownership” on page 39.

Preferred Stock Purchase Rights (see page 128)

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013. Each preferred share purchase right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of IES at a price of $20.00. Each share of IES common stock issued as Stock Consideration in the merger will include one preferred share purchase right.

Treatment of MISCOR Stock Options and Other Equity Awards (see page 143)

The treatment of stock options and restricted share awards outstanding under the MISCOR stock plans is discussed under the heading “The Merger Agreement—Treatment of MISCOR Stock Options and Other Equity Awards” beginning on page 143.

Recommendation of the IES Board of Directors (see page 67)

The IES board of directors, based on the recommendation of the disinterested members of the IES board of directors, (1) has determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of IES common stock in the merger, are advisable and in the best interests of IES and its stockholders, (2) has approved the merger and the merger agreement and (3) recommends that the stockholders of IES approve the issuance of shares of IES common stock in the merger. No stockholder vote is required for Merger Sub to adopt the merger agreement and consummate the transactions contemplated by the merger agreement, other than the vote of IES acting as the sole stockholder of Merger Sub.

The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger and FOR the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

Recommendation of the MISCOR Board of Directors (see page 62)

The special committee of the MISCOR board of directors (the “Special Committee”) and the MISCOR board of directors, (1) have determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MISCOR and its shareholders, as well as its stakeholders, in accordance with the requirements of Indiana law, (2) have approved the merger agreement, the merger and the other transactions contemplated thereby, (3) have directed that the merger agreement be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting and (4) hereby recommend that the MISCOR shareholders adopt the merger agreement.

The MISCOR board of directors hereby recommends that MISCOR shareholders vote FOR the adoption of the merger agreement, FOR the approval of the merger-related named executive officer compensation proposal and FOR the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

Opinions of Financial Advisers (see pages 74 and 83)

Opinion of IES’ Financial Adviser

In connection with the merger, IES’ financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”) delivered a written opinion, dated March 11, 2013, to the IES board of directors as to the fairness, as of such date, from a financial point of view, to IES, of the merger consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement. The full text of Stifel’s written opinion, dated March 11, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Stifel received a fee of $250,000 upon the delivery of its opinion that is not contingent upon consummation of the merger. IES has also agreed to reimburse Stifel for certain of its expenses incurred in connection with Stifel’s engagement. Stifel will not receive any payment or compensation contingent upon the successful consummation of the merger. Stifel’s opinion was provided for the information of, and directed to, the IES board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s opinion does not constitute a recommendation to the IES board of directors as to how the board of directors should vote on the merger or to any holder of IES or MISCOR common stock as to how any such holder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of IES should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a shareholder of MISCOR should elect to receive Cash Consideration or Stock Consideration. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to IES and does not address the underlying business decision of the IES board of directors or IES to proceed with or effect the merger. Stifel was not requested to, and did not, explore alternatives to the merger or solicit the interest of any other parties in pursuing transactions with IES.

Opinion of MISCOR’s Financial Adviser

In connection with the merger, MISCOR’s financial adviser, Western Reserve Partners LLC (“Western Reserve”) delivered a written opinion dated March 13, 2013, to the MISCOR board of directors as to the fairness to MISCOR shareholders other than IES and its affiliates (including Tontine), from a financial point of view and as of the date of the opinion, of the Minimum Cash Consideration to be paid by IES to such stockholders in the merger of $1.415 per share assuming that all of MISCOR’s shareholders elect to receive Cash Consideration.

The full text of Western Reserve’s written opinion, dated March 13, 2013, is attached as Annex C to this joint proxy statement/prospectus. Holders of MISCOR common stock are encouraged to read the opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken. Western Reserve received an aggregate fee of $221,496.50 for its services in connection with the proposed merger, a portion of which was paid throughout Western Reserve’s engagement as a retainer, and a portion of which was payable upon the rendering of its opinion. MISCOR has also agreed to reimburse Western Reserve for certain of its expenses incurred in connection with Western Reserve’s engagement. Western Reserve will not receive any payment or compensation contingent upon the successful consummation of the merger. Western Reserve’s opinion was provided to the MISCOR board of directors in connection with its evaluation of the consideration to be paid by IES to the holders of MISCOR common shares in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any holder of MISCOR common stock as to how the shareholder should vote or act on any matter relating to the merger.

Western Reserve’s opinion does not address the fairness to MISCOR shareholders of the Stock Consideration or a mix of Cash Consideration and Stock Consideration.

MISCOR Request for Opinion on Minimum Cash Consideration

Prior to the MISCOR board of directors voting on the transaction, MISCOR sought an opinion from Western Reserve. Western Reserve offered its opinion as to the fairness to MISCOR shareholders (other than IES and its affiliates) of the Minimum Cash Consideration, because MISCOR and Western Reserve understood that:

•

When the transaction was structured, it was expected that MISCOR’s unaffiliated shareholders would elect to receive predominantly Cash Consideration. While MISCOR shareholders are offered the option of stock or cash and certain MISCOR shareholders are expected to elect to receive Stock Consideration, the MISCOR board of directors also felt that many MISCOR shareholders would elect Cash Consideration. The opinion was limited to MISCOR shareholders other than IES and its affiliates, including Tontine. These MISCOR shareholders represent an amount of MISCOR common stock that, if exchanged for cash, would not exceed the Maximum Cash Amount because Tontine and Mr. Martell are expected in the aggregate to elect to receive Stock Consideration for between approximately 54% to 62% of the outstanding MISCOR common stock.

•

As a result of the non-binding election indications from Tontine and Mr. Martell, described under “Impact of Maximum Cash Amount” beginning on page 14, MISCOR and Western Reserve expected that any MISCOR shareholder who chose to receive Cash Consideration could expect to receive it. Furthermore, the non-binding indications from Tontine and Mr. Martell were consistent with the expectations of both MISCOR and Western Reserve that investment funds, such as Tontine, would elect to receive Stock Consideration, desiring to avoid gains and remain invested, while large shareholders, like Mr. Martell, would prefer to divest over a period of time when liquid shares are available.

•

While the VWAP Collar was intended to reduce uncertainty as to the value of Stock Consideration, it was believed by the MISCOR board of directors that MISCOR shareholders desiring certainty would elect to receive Cash Consideration. MISCOR believed, based in part on discussions held in the summer of 2012 between the MISCOR board of directors and Western Reserve in connection with earlier negotiations with IES, that the VWAP Collar at 20% above and below the then-current trading price of IES common stock was reasonable from the perspective of industry standards. MISCOR was also advised by its legal advisor, Tuesley Hall & Konopa, that the VWAP Collar was reasonable for the size and confines of the transaction.

•

On July 10, 2013, IES, MISCOR and Merger Sub amended the merger agreement so as to reduce uncertainty as to the minimum consideration to be received by MISCOR shareholders who do not make a valid election with respect to all or any portion of their shares of MISCOR common stock. Pursuant to the amendment, any MISCOR shareholder that does not make a valid election will be deemed to have elected to receive, and will be paid, Stock Consideration; provided, however, that if the IES Common Stock Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration.

Ownership of IES After the Merger

If the Merger Consideration Determination Date had occurred on July 24, 2013, current IES stockholders would own in the aggregate approximately 94.8% of the combined corporation (including the shares of IES common stock to be issued to Tontine in the merger), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. This amount may vary depending on the actual number of shares of MISCOR common stock outstanding at the effective time of the merger, the actual Exchange Ratio, and the number of MISCOR shareholders who elect to receive Stock Consideration in the merger. Consequently, IES stockholders, as a general matter, will have less influence over the management and policies of IES than they currently exercise over the management and policies of IES. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Share Ownership of Directors and Executive Officers of IES

As of the close of business on July 24, 2013, the latest practicable date prior to the record date, the directors and executive officers of IES and their affiliates beneficially owned and were entitled to vote approximately 406,916 shares of IES common stock, collectively representing approximately 2.69% of the shares of IES common stock outstanding and entitled to vote on that date. The issuance of shares of IES common stock in the merger must be approved by the affirmative vote of the holders of a majority of the votes cast at the IES Meeting, including the votes cast by the directors and officers of IES and their affiliates. The shares of IES common stock owned by the directors and executive officers of IES will also be considered in determining satisfaction of the IES Minority Approval condition.

Share Ownership of Directors and Executive Officers of MISCOR

As of the close of business on July 24, 2013, the latest practicable date prior to the record date, the directors and executive officers of MISCOR and their affiliates beneficially owned and were entitled to vote approximately 2,764,800 shares of MISCOR common stock (excluding the 67,000 outstanding options held by MISCOR’s directors and executive officers), collectively representing approximately 23.7% of the MISCOR common stock outstanding and entitled to vote on that date. The adoption of the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding MISCOR common stock entitled to vote as of the record date, including the votes cast by the directors and officers of MISCOR and their affiliates. The MISCOR common stock owned by the directors and executive officers of MISCOR, other than Mr. Martell, will also be considered in determining satisfaction of the MISCOR Minority Approval condition.

Interests of Directors, Executive Officers and Affiliates of MISCOR in the Merger (see page 92)

In considering the recommendation of the MISCOR board of directors with respect to the merger agreement, MISCOR shareholders should be aware that certain members of the MISCOR board of directors and certain of MISCOR’s executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally. These interests may include, among other things, the following:

•	the accelerated vesting of, and payment of the merger consideration with respect to, shares of MISCOR restricted stock and stock options held by MISCOR’s executive officers and certain directors;

•

arrangements that all current and former MISCOR directors and officers will be indemnified by IES with respect to acts or omissions by them in their capacities as directors and officers of MISCOR prior to the effective time of the merger;

•	the expected employment of all members of MISCOR management team, including the executive officers of MISCOR, by the surviving corporation after the merger;

•	the assumption of Mr. Moore’s employment agreement by the surviving corporation, pursuant to the terms of the merger agreement; and

•

as of March 12, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of Stock Consideration and/or Cash Consideration, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of director’s vote on the merger. MISCOR’s other directors and the MISCOR officers may also gain value from receiving merger consideration and the liquidity event it presents.

It is anticipated, based on current discussions between the companies, that all members of MISCOR’s management team, including the executive officers of MISCOR, will continue with the surviving corporation following completion of the merger. While IES has not entered, and does not anticipate entering, into new employment agreements with any of MISCOR’s executive officers, the surviving corporation will assume Mr. Moore’s employment agreement following completion of the merger. After the merger, MISCOR’s then-existing management team will be employed by the surviving corporation, which will be a wholly-owned subsidiary of IES. It is anticipated that Michael Moore and Marc Valentin, each of whom currently serves as an executive officer of MISCOR, will also serve as executive officers of Merger Sub, which we refer to as the “surviving corporation,” following completion of the merger.

The MISCOR board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See “Special Factors—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page 62.

The table below presents information regarding the maximum estimated value of total merger consideration that each director, executive officer and affiliate of MISCOR will receive as a result of the merger, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, including the assumptions that Mr. Martell will elect Stock Consideration for 1,000,000 shares of his MISCOR common stock (the mid-point of his non-binding indication), Tontine will elect 100% Stock Consideration, and the directors and executive officers of MISCOR (other than Mr. Martell) will elect 50% Cash Consideration and 50% Stock Consideration. The table below assumes that the Merger Consideration Determination Date occurred on July 24, 2013. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections. For additional information, please see “Special Factors—Interests of Directors and Executive Officers of MISCOR in the Merger—Restricted Stock and Stock Options” beginning on page 92.

	Restricted Stock Awards			Stock Option Awards			Common Stock
		Merger Consideration			Merger Consideration			Merger Consideration
	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Shares Owned	Cash	Estimated Value of Shares of IES Common Stock	Maximum Estimated Value of Total Merger Consideration
Directors:
John A. Martell	—	$0	$0	—	$0	$0	2,738,800	$2,567,355	$1,476,510	$4,043,865
Michael P. Moore	13,000	$9,597	$9,597	60,000	$44,295	$44,295	—	$0	$0	$107,785
William Schmuhl, Jr.	—	$0	$0	—	$0	$0	10,000	$7,383	$7,383	$14,765
Michael Topa	—	$0	$0	—	$0	$0	—	$0	$0	$0

Executive Officers:
Marc Valentin	3,000	$2,215	$2,215	7,000	$5,168	$5,168	—	$0	$0	$14,765
Directors & Executive Officers	16,000	$11,812	$11,812	67,000	$49,463	$49,463	2,748,800	$2,574,738	$1,483,893	$4,181,180

Beneficial Owners
Jeffrey L. Gendell/Tontine	—	$0	$0	—	$0	$0	5,833,332	$0	$8,612,972	$8,612,972
Directors, Executive Officers & Beneficial Owners	16,000	$11,812	$11,812	67,000	$49,463	$49,463	8,582,132	$2,574,738	$10,096,865	$12,794,152

If the Merger Consideration Determination Date had occurred on July 24, 2013, MISCOR’s directors and executive officers would own in the aggregate approximately 1.8% of the shares of IES common stock outstanding after the merger and Tontine and MISCOR’s directors and executive officers would together own in the aggregate approximately 60.0% of the shares of IES common stock outstanding after the merger (including the shares of IES common stock owned by Tontine prior to the merger), in each case, based on the assumptions described above and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. The transaction is not expected to result in Mr. Martell becoming a 5% beneficial owner of IES.

Interests of Tontine in IES and MISCOR (see pages 96 and 97)

Share Ownership

As of July 24, 2013, Tontine owned approximately 49.9% of MISCOR’s outstanding common shares and approximately 56.7% of the outstanding shares of IES common stock.

Board and Management Representation

MISCOR Board Representation. MISCOR has granted Tontine the right to appoint members to the MISCOR board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common shares, Tontine has the right to appoint one member of the MISCOR board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common shares, and the MISCOR board of directors consists of five or fewer directors, Tontine has the right to appoint one member of the MISCOR board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common shares, and the MISCOR board of directors consists of six or more directors, Tontine has the right to appoint two members of the MISCOR board of directors.

The MISCOR board of directors currently consists of four directors. MISCOR has also agreed that, for as long as Tontine has the right to appoint directors, the number of directors on the MISCOR board of directors will not exceed seven. Tontine has not appointed a director to the MISCOR board of directors.

In addition to Tontine’s right to appoint directors, MISCOR also granted Tontine the right to have a representative attend all meetings of the MISCOR board of directors, the boards of directors of MISCOR’s subsidiaries and their respective committees, for so long as Tontine or its affiliates continue to hold at least 10% of MISCOR’s outstanding common shares. Mr. Lindstrom periodically attended the MISCOR board meetings as a representative of Tontine, while he was employed at Tontine; however, neither Mr. Lindstrom nor any representative of Tontine has attended a MISCOR board meeting since August 10, 2011.

Mr. Martell has granted Tontine an irrevocable proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees.

IES Board Representation. David B. Gendell, who is the brother of Jeffrey Gendell (the founder and managing member of Tontine) and an employee of Tontine Associates, L.L.C., has served as a member of the IES board of directors since February 2012. Mr. Gendell was not appointed to the IES board of directors pursuant to or in connection with any agreement or understanding between IES and Tonine.

Interests of Tontine Following Completion of the Merger

Following completion of the merger, Tontine is expected to own an estimated 58.0% of the outstanding shares of IES common stock, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

In connection with the merger, Tontine will not receive any rights with respect to representation on the IES board of directors or within IES management. Following completion of the merger, each of MISCOR’s executive officers and directors will resign as directors and officers of MISCOR, pursuant to the terms of the merger agreement, and Tontine’s right to appoint members to the MISCOR board of directors and its board observer rights with respect to meetings of the MISCOR board of directors will terminate.

Listing of Shares of IES Common Stock; Removal and Deregistration of Shares of MISCOR Common Stock (see page 101)

IES will use its reasonable best efforts to notify the NASDAQ of the shares of IES common stock to be issued in the merger prior to the effective time of the merger in accordance with the NASDAQ listing rules. Under the merger agreement, MISCOR is required to cooperate with IES with respect to such notice to facilitate providing notification as required pursuant to NASDAQ rules. Approval of the listing on the NASDAQ of the shares of IES common stock to be issued in the merger is not required pursuant to the NASDAQ listing rules and therefore is not a condition to each party’s obligation to complete the merger. If the merger is completed, the MISCOR common stock will be removed from OTCQB and deregistered under the Exchange Act.

Appraisal Rights in the Merger (see page 154)

MISCOR shareholders who wish to seek appraisal of their shares are urged to seek the advice of counsel with respect to the availability of dissenters’ rights.

A MISCOR shareholder who delivers to MISCOR, before the shareholders vote is taken at the MISCOR Meeting, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated and does not vote the shareholder’s shares in favor of the merger will not receive the merger consideration. The shareholder will instead be entitled to assert dissenters’ rights and seek an appraisal of its shares, unless the shareholder fails to take the steps prescribed by Chapter 44 of the IBCL to perfect such shareholder’s dissenters’ rights. Upon consummation of the merger and receipt of a payment demand, former MISCOR shareholders who have complied with all statutory requirements will be paid the fair value of the shares as of the time immediately before the merger. The full text of Chapter 44 of the IBCL is attached as Annex D to this joint proxy statement/prospectus.

Holders of IES common stock will not have the right to seek appraisal of the fair value of their shares of IES common stock.

Conditions to the Completion of the Merger (see page 144)

A number of conditions must be satisfied or waived, where legally permissible, before the proposed merger can be consummated. These include, among others:

•	IES receiving stockholder approval of the issuance of shares of IES common stock in the merger;

•	MISCOR receiving stockholder approval of adoption of the merger agreement;

•

the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against IES’ proposal to issue shares of IES common stock in the merger (the “IES Minority Approval”);

•

the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against MISCOR’s proposal to adopt the merger agreement (the “MISCOR Minority Approval”);

•	the registration statement of which this joint proxy statement/prospectus forms a part being declared effective by the SEC;

•	the absence of any statute, order or injunction prohibiting the merger;

•	IES filing the listing of additional shares notification with NASDAQ with respect to the IES common stock to be issued to MISCOR shareholders in the merger;

•	no Person (other than Tontine) becoming, in the reasonable determination of the IES board of directors, an Acquiring Person (as defined in the Rights Agreement) as a result of the merger;

•	receiving all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect;

•	the number of Dissenting Shares not exceeding 5% of the outstanding shares of MISCOR common stock immediately prior to the effective time of the merger;

•	receipt of a legal opinion by MISCOR regarding the tax treatment of the merger;

•	receiving all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect; and

•

agreement among the parties on the calculation of MISCOR’s Net Debt. While IES and MISCOR have previously agreed on the methodology that will be used to calculate Net Debt, they may, nonetheless, reach differing conclusions as to the inputs to be used in the calculation. It is anticipated, however, that using a 30-day measurement period to calculate Net Debt will help to moderate the impact of any such differences.

Neither IES nor MISCOR can assure you when or if all or any of the conditions to the merger will be either satisfied or waived or whether the merger will occur as intended.

Pursuant to the terms of the merger agreement, each of IES and MISCOR may waive in writing in whole or in part any or all of such party’s conditions to completion of the merger, provided that those requirements that are a condition to both IES’ and MISCOR’s completion of the merger, including the IES Minority Approval and MISCOR Minority Approval, must be waived in writing by both parties. In the event that either the IES Minority Approval or the MISCOR Minority Approval is not received, IES and MISCOR may determine, based on the facts as they then exist, that waiver of such conditions is in the best interest of IES, MISCOR and their respective stockholders. Neither IES nor MISCOR intends to re-solicit stockholder approval in the event that either party waives a material condition to completion of the merger, except as may be required by the merger agreement with respect to MISCOR’s receipt of an opinion of its tax counsel, as described under “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger to MISCOR Shareholders” beginning on page 134. As of July 24, 2013, neither IES nor MISCOR anticipated waiving any condition to its obligation to complete the merger.

No Solicitation (see page 147)

The merger agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period that began on the date of the merger agreement and ended at 12:01 a.m. (EST) on April 13, 2013 (the “Solicitation Period”). Following the Solicitation Period, MISCOR is not permitted to:

•	solicit, initiate, encourage or facilitate any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•

engage in discussions or negotiations with, or furnish or disclose any non-public information or data relating to itself or any of its subsidiaries to, any person that has made or may be considering making another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Notwithstanding the foregoing, and subject to certain additional limitations and conditions, before receipt of the requisite approval by its stockholders, MISCOR may engage in negotiations with a third party making an unsolicited, bona fide, written acquisition proposal, provided that:

•

the MISCOR board of directors concludes in good faith that such proposal is, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties;

•

MISCOR provides IES written notice of such alternative proposal within 24 hours of receipt thereof, which notice shall include the identity of the person or entity making the proposal and any material terms and conditions thereof;

•	MISCOR enters into a confidentiality agreement with such person, with terms that are no more favorable to such person than those contained in IES’ confidentiality agreement with MISCOR; and

•	MISCOR promptly provides IES with a copy of the confidentiality agreement and copies of any non-public information disclosed to such person (and not previously disclosed to IES).

In addition, subject to certain additional limitations and conditions, before receipt of the requisite approval by its stockholders, the board of directors of MISCOR may withdraw its recommendation or declaration of advisability of the merger agreement if the board of directors determines in good faith that a failure to change its recommendation is reasonably likely to be inconsistent with its fiduciary duties to the MISCOR shareholders, subject to payment of the termination fees set forth in the merger agreement.

Termination of the Merger Agreement (see page 151)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of IES and MISCOR. The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by either IES or MISCOR (provided the terminating party is not the cause of the failure or action described) if:

•	the merger is not completed by October 31, 2013, unless extended pursuant to the merger agreement (the “Termination Date”);

•

any governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the consummation of the merger illegal and such order, decree, ruling or other action will have become final and nonappealable;

•	the IES stockholders fail to approve the issuance shares of IES common stock in the merger or the MISCOR shareholders fail to adopt the merger agreement;

•	IES or MISCOR fails to receive IES Minority Approval or MISCOR Minority Approval, respectively;

•	by IES if:

•

MISCOR has materially breached any of its representations and warranties or has failed to comply in any material respects with any of its covenants or other agreements, which breach or failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice thereof (the “Cure Period”) from IES;

•

MISCOR has breached its no-solicitation covenant in any material respect, the MISCOR board of directors (or any committee thereof) has withdrawn or changed adversely its recommendation of the merger, MISCOR or its subsidiaries has entered into another acquisition agreement or MISCOR has publicly announced its intention to take any of the foregoing actions; or

•	there has been a material adverse effect with respect to MISCOR that is incapable of being cured by the Termination Date or within the Cure Period.

•	by MISCOR if:

•

IES or Merger Sub has materially breached of any of their representations and warranties or failed to comply in any material respect with any of its covenants or other agreements, which breach or failure is incapable of being cured by the Termination Date or within the Cure Period;

•

prior to the adoption of the merger agreement by the MISCOR shareholders, MISCOR receives a superior proposal and the MISCOR board of directors withdraws or changes adversely its recommendation of the merger or MISCOR or its subsidiaries enter into another acquisition agreement, provided that MISCOR complies in all material respects with the provisions of the merger agreement applying to dealing with the superior proposal; or

•	there has been a material adverse effect with respect to IES that is incapable of being cured by the Termination Date or within the Cure Period.

See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees,” beginning on page    .

Termination Fees and Expenses (see page 152)

In the event of a termination of the merger agreement under the following circumstances, MISCOR will be required to pay IES a termination fee in the amount of $250,000:

•	either IES or MISCOR terminates the merger agreement due to:

•	the failure of the MISCOR shareholders to adopt the merger agreement;

•	the failure of IES to receive IES Minority Approval;

•	the failure of MISCOR to receive MISCOR Minority Approval;

•	the MISCOR board of directors withdrawing or changing adversely its recommendation of the merger or MISCOR or any of its subsidiaries entering into another acquisition agreement; or

•	the failure of the merger to be completed by the Termination Date; or

•	IES terminates the merger agreement due to:

•	MISCOR’s failure to timely cure or inability to cure a material breach of any of its representations and warranties;

•	MISCOR’s failure to timely cure or inability to cure its failure to comply in any material respect with any of its covenants or other agreements; or

•	MISCOR’s breach of its no-solicitation covenant in any material respect.

If, within 365 days of a termination of the merger agreement as a result of MISCOR’s failure to receive shareholder approval of the merger or MISCOR Minority Approval, MISCOR consummates an alternative transaction with any person or entity that submitted an alternative transaction prior to termination of the merger agreement (regardless of whether such alternative transaction was the basis for termination of the merger agreement), MISCOR will be required to pay IES an additional fee of $500,000 (which will result in a combined termination fee of $750,000).

In the event of a termination of the merger agreement as a result of the failure of the IES stockholders to approve the issuance of shares of IES common stock in the merger or the failure of IES to receive the IES Minority Approval, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the merger in an amount not to exceed $250,000.

Material U.S. Federal Income Tax Consequences (see page 134)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”) for U.S. federal income tax purposes, and the closing is conditioned upon the receipt by MISCOR of an opinion from Ulmer & Berne LLP, counsel to MISCOR, to the effect that the merger so qualifies. This discussion of U.S. federal income tax consequences assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus. In the opinion of Ulmer & Berne LLP, the merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. If the merger qualifies as such a reorganization, the material U.S. federal income tax consequences of the merger to U.S. holders of MISCOR common stock will be as follows:

•

If you exchange all of your shares of MISCOR common stock for cash in the merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash received with respect to your MISCOR common stock and your tax basis in the stock surrendered.

•

If you exchange all of your shares of MISCOR common stock for shares of IES common stock in the merger, you will not recognize any gain or loss with respect to your MISCOR common stock, except to the extent of any cash you may receive in lieu of fractional shares of IES common stock.

•

If you exchange your shares of MISCOR common stock for a combination of cash and IES common stock in the merger, you generally will recognize gain (but not loss) with respect to your MISCOR common stock. The gain you recognize generally will equal the lesser of (1) the excess of the sum of the cash and the fair market value of the shares of IES common stock received with respect to your MISCOR common stock over your tax basis in the shares surrendered, and (2) the amount of cash received with respect to your MISCOR common stock.

For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger.” The United States federal income tax consequences described above may not apply to all holders of MISCOR common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment (see page 100)

In accordance with accounting principles generally accepted in the United States of America (“GAAP”), the merger will be accounted for as an acquisition of a business. IES will record net tangible and identifiable intangible assets acquired and liabilities assumed from MISCOR at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, which will equal the market value at the date of the completion of the merger, of the IES common stock and cash issued as consideration for the merger over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of IES after completion of the merger will reflect MISCOR’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of MISCOR. The earnings of IES following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, IES determines that tangible or intangible assets (including goodwill) are impaired, IES would record an impairment charge at that time.

Regulatory Approvals (see page 100)

As of the date of this joint proxy statement/prospectus, neither IES nor MISCOR is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States to consummate the merger. IES must comply with applicable federal and state securities laws in connection with the issuance of shares of IES common stock to MISCOR’s shareholders.

Payment of Dividends (see page 110)

Neither IES nor MISCOR has ever paid a cash dividend on its common stock.

IES

IES does not anticipate paying cash dividends on its common stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013. Each preferred share purchase right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of IES at a price of $20.00. Each share of IES common stock issued as Stock Consideration in the merger will include one preferred share purchase right.

MISCOR

The merger agreement generally provides that MISCOR may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement.

Financing of the Merger (see page 157)

IES’ obligation to complete the merger is not conditioned upon its obtaining financing. In order to finance some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under its revolving credit facility with Wells Fargo. See “Financing of the Merger,” beginning on page 157.

Comparison of Rights of IES Stockholders and MISCOR Shareholders (see page 158)

IES is incorporated under the laws of the State of Delaware and the rights of the stockholders of IES are currently, and at the completion of the merger will continue to be, governed by the Delaware General Corporation Law (the “DGCL”). MISCOR is incorporated under the laws of the State of Indiana. Accordingly, the rights of the shareholders of MISCOR are currently governed by the IBCL; however, if the merger is completed, MISCOR shareholders will become stockholders of IES, and their rights will be governed by the DGCL, the certificate of incorporation of IES and the bylaws of IES. The rights of IES stockholders contained in the certificate of incorporation and bylaws of IES differ from the rights of MISCOR shareholders under the articles of incorporation and bylaws of MISCOR, as more fully described under the section entitled “Comparison of Rights of IES Stockholders and MISCOR Shareholders,” beginning on page 158.

RISK FACTORS

Before deciding how to vote, you should carefully consider the risks described below, in addition to the risks and uncertainties and all other information contained in this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page 117. You should also consider the other information in this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

The total consideration that IES will pay to MISCOR shareholders in the merger is based on numerous factors which are subject to fluctuation.

The Cash Consideration and Stock Consideration to be received by MISCOR shareholders in the merger, as described below, are based on numerous factors which are subject to fluctuation and will not be determined until the fifteenth business day prior to the closing date of the merger (the “Merger Consideration Determination Date”).

The total consideration that IES will pay to MISCOR shareholders in the merger is based on an agreed Transaction Value for MISCOR of approximately $24 million, less MISCOR’s Net Debt, which is referred to herein as the Adjusted Transaction Value. As of July 24, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $5.994 million. However, circumstances could result in Net Debt increasing above or decreasing below its current levels, which would affect the total consideration paid to MISCOR shareholders in the merger, as both the Cash Consideration and the Stock Consideration are based, in part, on the Adjusted Transaction Value.

At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share (the “VWAP Collar”), then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively. Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration.

As of July 24, 2013, MISCOR had 11,684,987 shares of common stock issued and outstanding. Prior to the Merger Consideration Determination Date, the number of outstanding shares of MISCOR common stock is expected to increase to up to 11,775,066 shares, as the result of the exercise of 90,079 outstanding in-the-money warrants or option, which will adversely affect the total consideration paid to MISCOR shareholders in the merger, as (i) the Cash Consideration is based, part, on the number of shares of MISCOR common stock outstanding on the Merger Consideration Determination Date and (ii) the Stock Consideration is based, in part, on the amount of Cash Consideration.

The Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock.

The number of shares of IES common stock into which each share of MISCOR common stock will be convertible at the effective time of the merger will be based on the Exchange Ratio, the denominator of which is the 60-day

VWAP of IES common stock ending with the Merger Consideration Determination Date. As such, the number of shares of IES common stock constituting the Stock Consideration that MISCOR shareholders may elect to receive in the merger will depend, in part, on the market value of IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this prospectus and the completion of the merger. Therefore, MISCOR shareholders cannot be sure of the number of shares of IES common stock that they will receive. In addition, because the Exchange Ratio will be determined using a period that ends fifteen business days prior to the closing date of the merger, the number of shares of IES common stock to be issued will likely be different than it would be if the price on the closing date were to be used.

The estimated per share Cash Consideration and Stock Consideration are based on certain estimates, judgments and assumptions that may change or prove to be incorrect.

If the Merger Consideration Determination Date had occurred on July 24, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.48 in cash or 0.311 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.

Because the calculations of per share Cash Consideration and Stock Consideration are based on multiple factors, such as the amount of MISCOR’s Net Debt, the number of shares of MISCOR common stock outstanding, the IES Common Stock Value and application of the VWAP Collar, that, pursuant to the terms of the merger agreement, will not be definitively determined until the fifteenth business day prior to the closing date of the merger, certain assumptions with respect to these factors must be made in order to provide IES stockholders and MISCOR shareholders with estimates of the consideration to be received by MISCOR shareholders in the merger. These assumptions, which are described in detail in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, are based on management’s best estimates and, as such, may change or prove to be incorrect. Actual amounts may vary from these estimates based on, among other factors, (i) the percentage of MISCOR common stock for which Cash Consideration is elected and the percentage of MISCOR common stock for which Stock Consideration is elected, (ii) the VWAP of IES common stock for the 60 consecutive trading days ending on the Merger Consideration Determination Date, (iii) the IES Common Stock Value falling outside of the VWAP Collar, (iv) the market price of IES common stock on the closing date, and (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date. If any of the estimates or assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements prove to be materially incorrect, the per share Cash Consideration and Stock Consideration to be received by MISCOR shareholders in connection with the merger could vary materially from the estimates of such consideration set forth herein.

MISCOR shareholders electing to receive Cash Consideration may, as a result of the cap on the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement, receive a form or combination of consideration different from the form they elect.

While each MISCOR shareholder may elect to receive consideration consisting of all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration, the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), which is an amount equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. Accordingly, if the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration, including, in the event that the IES Common Stock Value is less than $4.024, all shares of MISCOR common stock for which a valid election was not made (collectively, the “Cash Election Shares”), is greater than the Maximum Cash Amount, then the exchange agent will select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. As a result, MISCOR shareholders that make a valid election to receive all or a portion of their merger consideration in the form of Cash Consideration may not receive merger consideration entirely in the form elected.

If you are a MISCOR shareholder and you tender shares of MISCOR common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a MISCOR shareholder and want to elect to receive Cash Consideration, Stock Consideration, or a mix of Cash Consideration and Stock Consideration under the merger agreement, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent. You will not be able to sell any shares of MISCOR common stock that you have delivered under this arrangement unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in MISCOR common stock for any reason until you receive Cash Consideration and/or Stock Consideration pursuant to the merger agreement or until the merger agreement is terminated pursuant to its terms. In the time between delivery of your shares and the closing of the merger or termination of the merger agreement, the market prices of MISCOR common stock and IES common stock may increase or decrease, and you might otherwise want to sell your shares of MISCOR common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that MISCOR shareholders will receive their merger consideration is uncertain.

The completion of the merger is subject to certain governmental approvals and the satisfaction or waiver of certain other conditions. While it is currently anticipated that the merger will be completed promptly following the meeting of IES stockholders to approve the issuance of shares of IES common stock (assuming such approval) and the meeting of MISCOR shareholders to approve and adopt the merger agreement (assuming such approval and adoption), the completion date might be later than expected due to delays in satisfying such conditions. Accordingly, we cannot provide MISCOR shareholders with a definitive date on which they will receive the merger consideration.

IES and MISCOR may waive any or all of the conditions to completion of the merger, including receipt of IES Minority Approval, receipt of MISCOR Minority Approval and MISCOR’s receipt of the opinion of its tax counsel.

Pursuant to the terms of the merger agreement, each of IES and MISCOR may waive in writing in whole or in part any or all of such party’s conditions to completion of the merger, provided that those requirements that are a condition to both IES’ and MISCOR’s completion of the merger, including the IES Minority Approval and MISCOR Minority Approval, must be waived in writing by both parties. In the event that either IES Minority Approval or MISCOR Minority Approval is not received, IES and MISCOR may determine, based on the facts as they then exist, that waiver of such conditions is in the best interest of IES, MISCOR and their respective stockholders. However, neither IES nor MISCOR intends to re-solicit stockholder approval in the event that either party waives a material condition to completion of the merger, except as may be required by the merger agreement with respect to MISCOR’s receipt of an opinion of its tax counsel, as described under “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger to MISCOR Shareholders” beginning on page 135. In the event that IES and/or MISCOR waive a material condition to completion of the merger, such as receipt of IES Minority Approval, receipt of MISCOR Minority Approval or MISCOR’s receipt of the opinion of its tax counsel, IES stockholders and MISCOR shareholders will not be afforded all of the procedural protections contemplated by the merger agreement and discussed in this joint proxy statement/prospectus.

Any delay in completing the merger and integrating the businesses may reduce the benefits expected to be obtained from the merger.

The merger is subject to a number of conditions that are beyond the control of IES and MISCOR and that may prevent, delay, or otherwise materially adversely affect its completion. See “Merger Agreement—Conditions to Completion of the Merger.” Neither IES nor MISCOR can predict whether or when the conditions to closing will be satisfied. Any delay in completing the merger and integrating the businesses may reduce the benefits that IES and MISCOR expect to achieve in the merger.

The merger may not be completed on a timely basis or at all. Failure to complete the merger could negatively impact the stock price and the future business and financial results of IES and MISCOR.

Neither IES nor MISCOR can assure you that the merger agreement will be adopted by the MISCOR shareholders, that the issuance of the shares of IES common stock will be approved by the IES stockholders, or that the other conditions to the completion of the merger will be satisfied. In addition, both IES and MISCOR have the right to terminate the merger agreement under certain conditions. If the merger is not completed, neither IES nor MISCOR will receive any of the expected benefits of the merger and will be subject to risks and/or liabilities, including the following:

•	failure to complete the merger might be followed by a decline in the market price of MISCOR common stock and/or IES common stock;

•	MISCOR will be required to pay IES termination fees that range from $250,000 of $750,000 if the merger agreement is terminated under certain conditions;

•

IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the merger, in an amount not to exceed $250,000, if the merger agreement is terminated under certain conditions;

•	certain costs relating to the merger (such as legal and accounting fees) will be payable by IES and by MISCOR regardless of whether the merger is completed; and

•

the proposed merger may disrupt the businesses of IES and MISCOR and distract their respective management and employees from day-to-day operations, because work related to the merger (including integration planning) requires substantial time and resources, which could otherwise have been devoted to other business opportunities for the benefit of the respective companies.

If the merger is not completed, these risks and liabilities may materially adversely affect IES’ and MISCOR’s business, financial results, financial condition, and stock price.

In addition, there can be no assurance that IES will be successful in obtaining expected financing. Although financing is not a condition to closing of the merger, if IES were not able to obtain the expected financing, or not able to obtain the financing on commercially reasonable terms, it may not receive required third party consents to complete the merger or otherwise might not be able to complete the merger.

The rights of MISCOR shareholders who become IES stockholders in the merger will be governed by IES’ certificate of incorporation and bylaws.

MISCOR shareholders who receive shares of IES common stock in the merger will become IES stockholders. As such, MISCOR shareholder rights will become subject to the Delaware General Corporation Law and they will be governed by IES’ certificate of incorporation and bylaws, rather than MISCOR’s articles of incorporation and bylaws. As a result, there will be material differences between the current rights of MISCOR shareholders, as compared to the rights they will have as IES stockholders. For more information, see “Comparison of Rights of IES Stockholders and MISCOR Shareholders,” beginning on page 158.

Some of the directors and executive officers of MISCOR may have personal interests that differ from those of MISCOR’s shareholders and may motivate them to support or approve the merger.

Some of the directors of MISCOR who have recommended the merger to MISCOR shareholders and the executive officers of MISCOR who provided information to the MISCOR board of directors relating to the merger have employment, indemnification and/or severance benefit arrangements, rights to acceleration of restricted stock awards, and rights to ongoing indemnification and insurance that provide them with interests in the merger. Any of these arrangements or benefits may cause these individuals to have interests that may differ from those of the other MISCOR shareholders. The benefits that would result from the merger may have influenced these directors in approving the merger and these executive officers in supporting the merger.

If you are a MISCOR shareholder, you should consider these interests when you consider the recommendation of the MISCOR board of directors that you vote for the adoption of the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support the merger than they would if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see “Special Factors—Interests of Directors and Executive Officers of MISCOR in the Merger,” beginning on page 92.

The merger agreement limits MISCOR’s ability to pursue an alternative to the merger.

The merger agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period that began on the date of the merger agreement and continued until 12:01 a.m. (EST) on the thirty-first day thereafter. See “The Merger Agreement—Conditions to the Completion of the Merger” on page 144. Additionally, pursuant to the terms of the merger agreement, before (i) the MISCOR board of directors changes its recommendation regarding the merger as a result of its receipt of an acquisition proposal, (ii) the MISCOR board of directors recommends an alternative transaction, or (iii) MISCOR enters into an alternative transaction, MISCOR must, among other things, allow IES a four-business day period to make a revised proposal. These provisions limit MISCOR’s ability to pursue offers from third parties that could result in greater value to its shareholders.

MISCOR’s obligation to pay a termination fee may also discourage a third party from pursuing an alternative transaction proposal. Under the merger agreement, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000 if the merger agreement is terminated under certain conditions. If a termination fee is payable, the payment of this fee could have material and adverse consequences on MISCOR’s financial condition.

Risk Factors Relating to IES Following the Merger

IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether IES is able to integrate MISCOR’s business in an efficient and effective manner. IES may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	geographically separated organizations and possible differences in corporate cultures and management philosophies;

•	significant demands on management resources, which may distract management’s attention from day-to-day business;

•

differences in the disclosure systems, compliance requirements, accounting systems, and accounting controls and procedures of the two companies, which may interfere with the ability of IES to make timely and accurate public disclosure; and

•	the demands of managing new locations, new personnel and new lines of business acquired from MISCOR in the merger.

Any inability to realize the potential benefits of the merger, as well as any delays in integration, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of IES common stock following the merger.

Failure to retain key employees of MISCOR could adversely affect IES following the merger.

IES’ performance following the merger could be adversely affected if it is unable to retain certain key employees of MISCOR, which may adversely affect the value of IES common stock following the merger. The loss of the services of one or more of these key employees, including Michael P. Moore, Marc Valentin and James I. DePew, could adversely affect IES’ future operating results because of their experience and knowledge of the business of MISCOR. IES does not currently have any agreements with MISCOR’s senior management regarding their continued employment following the merger.

IES and MISCOR will incur substantial costs in connection with the merger.

IES and MISCOR expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger and combining the operations of the two companies, including legal and accounting fees and potential expenses related to shareholder litigation. Based on current estimates, it is anticipated that aggregate fees and expenses incurred or expected to be incurred by IES, MISCOR and Merger Sub in connection with the merger will total approximately $2 million. Many of these fees and expenses will be incurred regardless of whether the merger is consummated. Additional unanticipated costs may also be incurred in the integration of the businesses of IES and MISCOR. If the total costs and indebtedness incurred in completing the merger exceed estimates, the financial results of the combined company may be materially adversely affected, which may adversely affect the value of IES common stock following the merger.

The issuance of shares of IES common stock to MISCOR shareholders in the merger will dilute the ownership interests of current IES stockholders.

After the merger, each IES stockholder will have the same number of shares of IES common stock that the stockholder held immediately prior to the merger. However, because IES will be issuing new shares of IES common stock to MISCOR shareholders in the merger, each share of IES common stock outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of IES common stock outstanding after the merger, and current IES stockholders will own a significantly smaller percentage of the combined company than they currently own of IES. As a result, the relative percentage ownership interest of current IES stockholders with respect to earnings, voting, liquidation value, book value and market value will be reduced in proportion to the number of shares held by MISCOR shareholders who elect to receive Stock Consideration in the merger and could be further reduced based on the final determination of the Exchange Ratio used to calculate the amount of Stock Consideration to be received by such shareholders. If the merger fails to produce the results that IES and MISCOR anticipate, the acquisition may not be accretive to IES’ stockholders on a per share basis.

If the Merger Consideration Determination Date had occurred on July 24, 2013, current IES stockholders would own in the aggregate approximately 94.8% of the combined corporation (including the shares of IES common stock to be issued to Tontine in the merger), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. Consequently, IES stockholders, as a general matter, will have less influence over the management and policies of IES than they currently exercise over the management and policies of IES. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

IES expects to incur additional debt in connection with the merger, which could impact its financial condition and results of operations.

While IES’ obligation to complete the merger is not conditioned upon its obtaining financing, IES expects to obtain financing to fund some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger (the “Merger Payments”). On April 10, 2013, IES entered into a commitment letter with Wells Fargo Bank, National Association (“Wells Fargo”), pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions precedent, a new amortizing term loan in a principal amount of up to $14 million under IES’ revolving credit facility with Wells Fargo. Proceeds of the new term loan will be used only to (i) fund Merger Payments, (ii) refinance IES’ existing $5 million term loan with Wells Fargo under its revolving credit facility, and (iii) as otherwise may be permitted by Wells Fargo. The commitment letter was amended on July 10, 2013 to extend its termination to October 31, 2013 to correspond to the termination date of the merger agreement as amended.

The final size and terms of the new term loan, as well as any draw made by IES thereunder, will depend on, among other things, IES’ liquidity at closing and its funding obligations in connection with the Merger Payments, including (i) the aggregate Cash Consideration to be paid to MISCOR shareholders in connection with the merger and (ii) MISCOR’s debt outstanding at the closing date of the merger. As of July 24, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $5.994 million. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million. In order to finance some or all of the Merger Payments, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under the Acquisition Term Loan.

IES’ increased debt could impact its financial condition and results of operations. In particular, it could:

•

require IES to dedicate an increased portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;

•	place IES at a competitive disadvantage compared to its competitors that have less debt; and

•	limit IES’ ability to borrow additional funds.

Subject to the considerations described above, IES’ total debt at closing is expected to be approximately $14.0 million. See “Financing of the Merger,” beginning on page 157.

The Unaudited Pro Forma Condensed Combined Financial Statements are based on numerous estimates, judgments and assumptions which are subject to change.

The merger is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page F-2 as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price for the MISCOR transaction will be measured at the closing date of the merger using the market price of IES common stock at that time. Therefore, this may result in a per-share equity value that is different from that assumed for purposes of preparing the Unaudited Pro Forma Condensed Combined Financial Statements. The assets and liabilities of MISCOR have been measured at fair value based on various preliminary estimates using assumptions that IES management believes are reasonable based on the information currently available. Use of different estimates and judgments could yield materially different results. There are limitations on the type of information that can be exchanged between MISCOR and IES at this time. Until the merger is complete, IES will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of MISCOR as of the effective date of the merger will be allocated to Goodwill. The purchase price allocation is subject to finalization of IES’ analysis of the fair value of the assets and liabilities of MISCOR as of the effective date of the merger. Accordingly, the purchase price allocation in the Unaudited Pro Forma Condensed Combined Financial Statements is preliminary and will be adjusted upon completion of the final valuations. Such adjustments could be material.

Risk Factors Relating to IES Common Stock Following the Merger

The price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock.

Holders of MISCOR common stock have the right to elect to receive IES common stock in the merger. IES’ results of operations, as well as the price of IES common stock following the merger, may be affected differently from those factors currently separately affecting IES’ or MISCOR’s results of operations and the prices of IES common stock and MISCOR common stock.

The market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

Following the merger, stockholders of IES and former shareholders of MISCOR will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current holders of IES and MISCOR common stock may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. On February 21, 2013, pursuant to a registration rights agreement with Tontine, IES filed a shelf registration statement (as amended, the “Shelf Registration Statement”) to register all of Tontine’s shares of IES common stock. The Shelf Registration Statement was declared effective on June 18, 2013. For so long as it remains effective, Tontine will have the ability to resell any or all of the shares of IES common stock included in the Shelf Registration Statement from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement. IES has received no indication from Tontine that it intends to resell any securities pursuant to the Shelf Registration Statement prior to the closing of the merger, nor has Tontine made any such sale pursuant to the Shelf Registration Statement to date. If, following the merger, large amounts of IES common stock are sold, the price of IES common stock could decline. For additional information on the Shelf Registration Statement, please see “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controlling Shareholder” beginning on page 190.

Risk Factors Relating to MISCOR’s Business and Operations

MISCOR’s ability to execute its business plan will be impaired if it does not retain key employees.

MISCOR is highly dependent on the efforts and abilities of its senior management and key staff performing technical development, operations, customer support, and sales and marketing functions. These employees are not obligated to continue their employment with MISCOR and may leave at any time. MISCOR does not have “key person” life insurance policies for any of its officers or other employees. The loss of the technical knowledge and management and industry expertise that would result in the event members of MISCOR’s senior management team leave MISCOR could delay the execution of MISCOR’s business strategy and divert management resources. MISCOR’s business also could be adversely affected if any member of management or any other of MISCOR’s key employees were to join a competitor or otherwise compete with MISCOR.

MISCOR faces numerous competitors that have greater financial and other competitive resources than MISCOR has, which could hurt MISCOR’s ability to compete effectively.

The markets in which MISCOR does business are highly competitive. MISCOR does not expect the level of competition it faces to be reduced in the future. An increase in competitive pressures in these markets or MISCOR’s failure to compete effectively may result in pricing reductions, reduced gross margins, and loss of market share. Many of MISCOR’s competitors have longer operating histories, greater name recognition, more customers, and significantly greater financial, marketing, technical, and other competitive resources than MISCOR has. The combined corporation presents the opportunity to leverage MISCOR’s combined resources to improve financial results. However, MISCOR’s competitors may still be able to adapt more quickly to new technologies and changes in customer needs, or to devote greater resources to the development, promotion, and sale of their products and services. While MISCOR believes that its overall product and service offerings distinguish it from its competitors, these competitors could develop new products or services that could directly compete with MISCOR’s products and services.

Changes in operating factors that are beyond MISCOR’s control could hurt MISCOR’s operating results.

MISCOR’s operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond management’s control. These factors include the costs of new technology; the relative speed and success with which MISCOR can acquire customers for its products and services; capital expenditures for equipment; sales, marketing, and promotional activities expenses; changes in its pricing policies, suppliers, and competitors; changes in operating expenses; increased competition in the markets it serves; and other general economic and seasonal factors. Adverse changes in one or more of these factors could hurt MISCOR’s operating results.

MISCOR may be required to conduct environmental remediation activities, which could be expensive and inhibit the growth of our business and MISCOR’s ability to maintain its profitability.

MISCOR is subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage, and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators of hazardous materials for remediation of contaminated properties. MISCOR believes that its businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. MISCOR cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. In addition, if MISCOR does not comply with these laws and regulations, it could be subject to material administrative, civil or criminal penalties, or other liabilities. MISCOR may also be required to incur substantial costs to comply with current or future environmental and safety laws and regulations. Any such additional expenditures or costs that MISCOR may incur would hurt its operating results.

Certain raw materials and other materials purchased for MISCOR’s operations have been and may continue to be subject to sudden and significant price increases that MISCOR may not be able to pass along to its customers. This could have an adverse effect on MISCOR’s ability to maintain its profitability.

MISCOR purchase a wide range of commodities and other materials such as copper, aluminum, steel and petroleum-based materials as raw materials and for consumption in its operations. Some of these materials have been and may continue to be subject to sudden and significant price increases. Depending on competitive pressures and customer resistance, MISCOR may not be able to pass on these cost increases to its customers. This would reduce MISCOR’s gross profit margins and would, in turn, make it more difficult for MISCOR to maintain our profitability.

The current changing economic environment poses significant challenges for MISCOR.

Although general economic conditions have improved, the current economic environment continues to present challenges and uncertainties due to macroeconomic circumstances due to the U.S. debt ceiling and European sovereign debt as well as concerns over reduced economic growth in the European Union, which could have unexpected consequences to the U.S. economy. While MISCOR has very limited exposure to Europe and the financial markets, its is nevertheless affected by general economic trends. Many of MISCOR’s customers depend on the availability of credit to purchase MISCOR’s electrical and mechanical products. Continued uncertainties or the return of constrained credit market conditions could have adverse effects on MISCOR’s customers, which would adversely affect MISCOR’s financial condition and results of operations. This continued uncertainty in economic conditions coupled with the on-going weak national economic recovery could have an adverse effect on MISCOR’s revenue and profits.

Risk Factors Relating to IES’ Business and Operations

Existence of a controlling shareholder.

A majority of IES’ common stock is owned by Tontine. As of July 24, 2013, Tontine owned approximately 56.7% of the outstanding shares of IES common stock. As a result, Tontine can control most of IES’ affairs, including the election of its directors, who in turn appoint executive management, and can control any action requiring the approval of stockholders, including the adoption of amendments to IES’ corporate charter and approval of any potential merger or sale of all or substantially all assets, divisions, or of IES itself. This control also gives Tontine the ability to bring matters to a stockholder vote that may not be in the best interest of IES’ other stockholders or stakeholders. Additionally, Tontine is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with IES or act as its suppliers or customers.

Availability of net operating losses may be reduced by a change in ownership.

A change in ownership, as defined by Section 382 of the Internal Revenue Code of 1986, as amended, could reduce the availability of IES’ NOLs for federal and state income tax purposes. Should Tontine sell or otherwise dispose of all or a portion of its position in IES, a change in ownership could occur. A change in ownership could also result from the purchase of common stock by an existing or a new 5% shareholder as defined by Section 382 of the Internal Revenue Code. As of September 30, 2012, IES had approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill. As of September 30, 2012, IES had approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill. Should a change in ownership occur, all NOLs incurred prior to the change in ownership would be subject to limitations imposed by Section 382 of the Internal Revenue Code, which would substantially reduce the amount of NOLs currently available to offset taxable income.

The highly competitive nature of IES’ industries could affect its profitability by reducing its profit margins.

The industries in which IES competes are highly fragmented and are served by many small, owner-operated private companies. There are also several large private regional companies and a small number of large public companies from which IES faces competition in these industries. In the future, IES could also face competition from new competitors entering these markets because certain segments, such as its electrical contracting services, have a relatively low barrier for entry while other segments, such as its services for mission critical infrastructure, have attractive dynamics. Some of IES’ competitors offer a greater range of services, including mechanical construction, facilities management, plumbing and heating, ventilation and air conditioning services. Competition in IES’ markets depends on a number of factors, including price. Some of its competitors may have lower overhead cost structures and may, therefore, be able to provide services comparable to IES’ at lower rates than IES does. If IES is unable to offer its services at competitive prices or if it has to reduce its prices to remain competitive, IES’ profitability would be impaired.

Backlog may not be realized or may not result in profits.

Customers often have no obligation under IES’ contracts to assign or release work to IES, and many contracts may be terminated on short notice. Reductions in backlog due to cancellation of one or more contracts by a customer or for other reasons could significantly reduce the revenue and profit IES actually receives from contracts included in backlog. In the event of a project cancellation, IES may be reimbursed for certain costs but typically has no contractual right to the total revenues reflected in its backlog.

IES’ use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits.

A significant portion of IES’ revenues are recognized using the percentage-of-completion method of accounting, utilizing the cost-to-cost method. This method is used because management considers expended costs to be the best available measure of progress on these contracts. The percentage-of-completion accounting practice IES uses results in IES recognizing contract revenues and earnings ratably over the contract term in proportion to its incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined to be probable and reasonably estimable and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Further, a portion of IES’ contracts contain various cost and performance incentives. Penalties are recorded when known or finalized, which generally occurs during the latter stages of the contract. In addition, IES records cost recovery claims when it believes recovery is probable and the amounts can be reasonably estimated. Actual collection of claims could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant.

The availability and cost of surety bonds affects IES’ ability to enter into new contracts and its margins on those engagements.

Many of IES’ customers require IES to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that IES will perform under the terms of a contract and that IES will pay subcontractors and vendors. IES obtains surety bonds from one primary surety provider; however, there is no commitment from this provider to guarantee IES’ ability to issue bonds for projects as they are required. IES’ ability to access this bonding capacity is at the sole discretion of its surety provider.

Due to seasonality and differing regional economic conditions, its results may fluctuate from period to period.

IES’ business is subject to seasonal variations in operations and demand that affect the construction business, particularly in the Residential and Commercial & Industrial segments. Untimely weather delay from rain, heat, ice, cold or snow can not only delay IES’ work but can negatively impact its schedules and profitability by delaying the work of other trades on a construction site. IES’ quarterly results may also be affected by regional economic conditions that affect the construction market. Accordingly, IES’ performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. Additionally, cost increases in construction materials such as steel, aluminum, copper and lumber can alter the rate of new construction.

The estimates IES uses in placing bids could be materially incorrect. The use of incorrect estimates could result in losses on a fixed price contract. These losses could be material to IES’ business.

IES currently generates, and expects to continue to generate, more than half of its revenues under fixed price contracts. The cost of fuel, labor and materials, including copper wire, may vary significantly from the costs IES originally estimates. Variations from estimated contract costs along with other risks inherent in performing fixed price contracts may result in actual revenue and gross profits for a project differing from those we originally estimated and could result in losses on projects. Depending upon the size of a particular project, variations from estimated contract costs can have a significant impact on IES’ operating results.

SPECIAL FACTORS

The following is a description of the material aspects of the merger. While IES and MISCOR believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to IES stockholders and MISCOR shareholders. IES and MISCOR encourage their respective stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the merger.

Background of the Merger

IES’ board of directors and management regularly evaluate strategies to improve returns on capital and generation of free cash flow in an effort to increase shareholder value. Among other such strategies, IES focuses on acquiring or investing in similar stand-alone platform companies based in North America or acquiring businesses that strategically fit within IES’ existing business segments. While IES may use acquisitions to build its presence in the electrical infrastructure industry, it also considers potential acquisitions in other industries. IES looks to acquisitions in other industries as a means of expanding into new end markets and diversifying its revenue and profit streams.

In evaluating potential acquisition candidates, the IES board of directors relies on a set of focused investment criteria, which include, among other characteristics:

•	significant market share in niche industries and low technological and/or product obsolescence risk;

•	proven management with a willingness to continue post-acquisition;

•	established market position and sustainable advantage;

•	high returns on invested capital; and

•	strong cash flow characteristics.

In addition to the above characteristics, the board of directors and management of IES place particular emphasis on identifying and acquiring businesses that will not inhibit the value of IES’ significant net operating loss carry forwards (“NOLs”). IES has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, IES may “carry forward” these losses in certain circumstances to offset any current and future earnings and, thus, reduce its federal income tax liability, subject to certain requirements and restrictions. As of September 30, 2012, IES had approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill, and approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill.

The MISCOR board of directors has, over the years, engaged with MISCOR’s senior management in considering various strategic transactions in light of MISCOR’s performance and prospects and to maximize value in light of competitive, economic, and other developments. These discussions have, from time to time, developed into negotiations with third parties regarding potential business combinations.

In 2010, MISCOR divested three of its five subsidiaries. MISCOR sold its Construction and Engineering Services subsidiaries Martell Electric and Ideal in February to MISCOR’s founder and Chairman of the MISCOR board of directors, John Martell and his wife, Bonnie Martell. The next month, MISCOR completed the sale of its subsidiary American Motive Power, Inc. In each of these transactions, Western Reserve participated as financial advisor to MISCOR. MISCOR also explored the sale of HKEC until deciding in December 2011 to no longer list HKEC as held for sale.

Upon his appointment as interim Chief Executive Officer of IES on June 30, 2011, James Lindstrom, who was also then serving as Chairman of the IES board of directors, began evaluating opportunities for potential profit improvement. Mr. Lindstrom and members of IES management identified acquisitions as a means to add diversified revenue and profit streams to mitigate IES’ exposure to the cyclicality of the construction industry. While they determined that IES’ acquisition capabilities were limited by its market capitalization, availability of cash and debt financing, availability of equity financing due to potential NOL limitations and ongoing internal operational challenges at the time, IES pursued opportunities to acquire businesses subject to these constraints.

During the summer of 2011, Mr. Lindstrom identified MISCOR as an acquisition target that could be potentially acquired within IES’ financial capabilities and also provide additional profitability. From 2006 until October 2011, Mr. Lindstrom was an employee of Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, and in such capacity had followed several companies in, and had become very familiar with, the electrical services industry. One such company with which Mr. Lindstrom had particular familiarity was MISCOR, a portfolio holding of Tontine. Pursuant to the agreements by which Tontine initially acquired its ownership interests in MISCOR, MISCOR granted Tontine board observer rights with respect to meetings of the MISCOR board of directors. While Mr. Lindstrom was at TA, he regularly attended these meetings, on behalf of Tontine.

Mr. Lindstrom considered MISCOR to be an attractive acquisition target due to its focus on industrial electromechanical services as well as its size, financial performance, profitability and potential synergies. Mr. Lindstrom also viewed MISCOR as an attractive target because of its relatively low market capitalization, which would allow IES to acquire MISCOR using its limited financial resources, and because, due to Tontine’s significant ownership of MISCOR, to the extent that IES was issuing stock as consideration in the transaction, IES could potentially issue stock to Tontine without contributing to an ownership change under applicable tax law that could limit its ability to use its NOLs. While IES management and the IES board considered Tontine’s holdings in MISCOR to be an attractive aspect of the acquisition because of the benefit that all IES shareholders would receive in connection with preserving IES’ NOLs, they did not actively seek to acquire businesses owned by Tontine, and the IES board has not discussed acquisitions of other businesses in which Tontine has an ownership interest. IES management briefly considered acquisition of another business in which Tontine has an ownership interest but did not pursue it given that it did not meet the other acquisition criteria for IES.

In light of these considerations, in July of 2011, Mr. Lindstrom contacted Mr. Martell to informally discuss the companies, their potential synergies and the benefits that a business combination could provide both companies and their shareholders. The benefits and synergies discussed by Mr. Martell and Mr. Lindstrom in July 2011 included: (a) cross-selling opportunities for both companies, where each could sell products and services to the other’s customer base; (b) the IES footprint, which could provide an expanded presence for Magnetech; (c) IES would have access to additional services through MISCOR - including apparatus repair services and predictive and preventative maintenance services - which IES could add to its current service offerings; and (d) IES, because of its size, would have improved access to capital to help assist potential growth and expansion opportunities for MISCOR. At the conclusion of the call, Messrs. Lindstrom and Martell agreed that the companies should enter into a confidentiality agreement after which further discussions regarding a potential transaction could be conducted.

On July 14, 2011, IES and MISCOR executed a confidentiality agreement (the “Initial Confidentiality Agreement”), pursuant to which the companies agreed to share the information necessary to evaluate a potential transaction. Later that day, representatives of IES’ and MISCOR’s management teams gathered telephonically to engage in introductory discussions regarding the companies and explore potential synergies.

Following the July 2011 execution of the Initial Confidentiality Agreement, Mr. Lindstrom determined that he should no longer attend meetings of the MISCOR board of directors on behalf of Tontine. The final meeting that Mr. Lindstrom attended on behalf of Tontine was held in August 2011. The meeting, which Mr. Lindstrom attended telephonically, had no agenda items related to the potential transaction between IES and MISCOR or any other strategic considerations regarding a potential sale of MISCOR, nor did the MISCOR board of directors engage in any discussions regarding these items during the meeting.

Overview of Timeline and Valuation

The discussion that follows reviews the negotiations and other details between the parties. In order to better provide a context to the written offers made by the parties, we have provided charts illustrating the valuation metrics considered by the companies at the time that the indications of interest and written offers were made. While the IES board generally considered fundamental financial performance of MISCOR in evaluating offer prices, the MISCOR board generally considered premium to trading value in its evaluation. As such, in the case of the first chart, we have shown a comparison between MISCOR’s EBITDA, which was a key valuation metric for IES, and the offer prices discussed by the parties, and in the case of the second chart, we have shown a comparison between MISCOR’s stock price, which was a key valuation metric for MISCOR, and the offer prices discussed by the parties.

The indications of interest submitted by IES reflected a variety of valuation metrics, including discounted cash flow analysis, accretion/dilution analysis and comparable company analysis. While market premiums were considered, they were not a significant factor for the IES board. Over the duration of negotiations, MISCOR continued to experience improved financial performance and reduced debt levels. As a result, and although the enterprise value offer price increased on an absolute basis over that time, from IES’ perspective, MISCOR’s strengthened financial profile and increased profitability resulted in improved pricing for IES relative to certain valuation metrics, such as the ratio of Enterprise Value to EBITDA for the prior twelve months, which declined in the period as shown in the table below.

Description	Date	Enterprise Value ($ in mm)	Price Per Share	% Premium	Enterprise Value to LTM EBITDA (1)
Initial Indication of Interest	September 2, 2011	$16.0 - $17.2	$0.50 - $0.60	85.2%	8.6x
Second Indication of Interest	February 28, 2012	$17.9 - $19.1	$0.80 - $0.90	128.6%	5.1x
Third Indication of Interest	May 9, 2012	$18.2	$0.90	42.9%	4.3x
Third Indication of Interest revised counteroffer	May 15, 2012	$19.5	$1.00	33.3%	4.6x
Signed Merger Agreement	March 13, 2013	$24.0	$1.47 - $1.57	17.6%	5.1x

(1)	Enterprise Value to EBITDA is based on the midpoint of the Enterprise Value offer range

In an effort to ensure that they achieved fair value for unaffiliated shareholders, MISCOR’s board of directors and its financial advisors consistently worked to achieve merger consideration consistent with the trading value of the stock for a deal with a strategic partner. The following chart shows the MISCOR stock price and the written offers made by IES to MISCOR. While MISCOR considered multiple measures of value, including enterprise value and EBITDA, as the following chart illustrates, the offer prices between the parties were correlated with the stock price of MISCOR common stock.

[1]	For each offer involving an estimated price-per-share range, the chart plots the price per share in the middle of the estimated range.

The variation in the premium to the MISCOR share price was in part due to volatility in MISCOR’s stock price on the OTCQB. For example, on May 2, 2012, after MISCOR filed its quarterly report on Form 10-Q, reporting a 13.1% increase in net revenues and continued profitability, MISCOR’s stock price moved up sharply from a prior close at $0.40 per share to close at $0.75 per share on volume of 98,014 shares. Two weeks later, on May 16, 2012, MISCOR’s share price climbed from a previous close of $.75 to $.95 per share. Likewise, on July 26, 2012, while IES had proposed a price per share of $1.04 and MISCOR had countered with an enterprise value equivalent to a price per share of $1.12, MISCOR’s share price unexpectedly moved up from its previous close of $1.01 to $1.16 on volume of only 3,150 shares. By March 6 – March 12, 2013, MISCOR stock traded at $1.30. As negotiations developed, MISCOR (by May 2012) had transitioned to a valuation formula for the merger based upon enterprise value. As the following discussion illustrates, initially the parties had difficulty coming to agreement on the formula, with MISCOR seeking an adjustment to the consideration for the reduction of Net Debt. Eventually, the parties came to agreement on this as well as on the adjustment mechanism allowing for an increase in the Merger Consideration to be received by MISCOR shareholders based upon reduction of Net Debt because MISCOR was in the process of gradually paying down debt. The following discussion provides further detail on the development of the transaction.

Timeline Details

On July 27, 2011, Mr. Lindstrom, along with William Fiedler and Terry Freeman, who were then-serving as IES’ General Counsel and Chief Financial Officer, respectively, presented to the IES board of directors in a special telephonic board meeting an overview of the background and business of MISCOR as well as summary information regarding a potential investment in or other business relationship with MISCOR, including a potential acquisition of MISCOR. The IES board of directors reviewed a proposed transaction structure involving issuance of IES stock and assumption of MISCOR’s debt, as well as acquisition multiples and a discounted cash flow analysis of MISCOR. The IES board of directors discussed the financial benefits associated with the transaction, including potential earnings accretion, which the board of directors considered valuable given IES’ focus on increasing earnings as it emerged from the recession and was refocusing its priorities away from construction and towards service-based revenues such as those MISCOR offered. The IES board of directors also discussed its process for reviewing a potential transaction with MISCOR. Following this discussion, the IES board of directors authorized Mr. Lindstrom and John E. Welsh III, an independent member of the IES board of directors, to continue discussions with MISCOR to ascertain whether it was an appropriate time to consider a potential transaction and whether such a transaction could potentially be structured so as to be mutually beneficial to IES and its stockholders, on the one hand, and MISCOR and its shareholders, on the other hand. The IES board of directors also determined that, in light of Mr. Lindstrom’s employment with Tontine and its ownership interest in both IES and MISCOR, a lead director should be appointed to lead future board meetings concerning the potential transaction. Mr. Welsh was then appointed to serve as lead director.

On or about July 29, 2011, Mr. Lindstrom, on behalf of IES, and Mr. Martell, on behalf of MISCOR, spoke by telephone and informally discussed IES’ potential interest in acquiring MISCOR at an enterprise value of approximately $16 million, which would yield approximately $0.50 per share of MISCOR common stock. On July 30, 2011, Mr. Martell consulted with representatives of Western Reserve regarding a market valuation of MISCOR. That same day, the MISCOR board of directors conducted a special meeting by telephone to inform the MISCOR board of directors about and discuss preliminarily IES’ expression of interest. After reviewing IES’ proposed terms and Western Reserve’s advice, the MISCOR board of directors authorized Mr. Martell to continue preliminary discussions with IES.

During August 2011, IES conducted further diligence on the potential transaction and prepared a preliminary financial analysis of the transaction, which supported a MISCOR enterprise value range of $16 million to $17.2 million, or $0.50 to $0.60 per share of MISCOR common stock.

On September 2, 2011, the IES board of directors held a special telephonic board meeting, with representatives of IES management in attendance, to review a draft of and to discuss certain matters related to a non-binding indication of interest (the “Initial Indication of Interest”), in which IES would propose to acquire MISCOR for an enterprise value of $16 million to $17.2 million, or $0.50 to $0.60 per share. Based on the financial analysis prepared by IES management, internal management projections, introductory discussions on July 14, 2011, MISCOR’s publicly available information and the information presented at the board’s July 27, 2011 meeting, the IES board of directors, with Mr. Lindstrom abstaining, approved the proposed transaction consideration set forth in the Initial Indication of Interest and authorized IES management to deliver the Initial Indication of Interest to the MISCOR board of directors.

On September 6, 2011, Mr. Fiedler, on behalf of IES, sent the Initial Indication of Interest to Michael Moore, Chief Executive Officer of MISCOR, and the MISCOR board of directors, as directed by the IES board of directors on September 2, 2011. Pursuant to the Initial Indication of Interest, IES proposed a business combination of IES and MISCOR with an aggregate equity value of $5.9 million to $7.1 million, or $0.50 to $0.60 per share (based upon 11,785,826 shares of MISCOR common stock then-issued and outstanding), and assuming debt outstanding of not more than $10.1 million, which implied a total enterprise value of $16 million to $17.2 million. At the midpoint of the range, the offer represented a 104% premium to MISCOR’s then-current stock price of $0.27 per share. IES proposed that the transaction be effected by a merger of a newly-created subsidiary of IES with MISCOR, with the surviving entity being a wholly-owned subsidiary of IES. IES also proposed that the merger consideration be paid in shares of IES common stock; however, it was noted that the IES board of directors was open to discussing adding a cash component to the merger consideration if it was of interest to the MISCOR board of directors.

On September 12, 2011, the MISCOR board of directors held a special telephonic meeting to review the Initial Indication of Interest. Following a discussion of the Initial Indication of Interest, the potential transaction with IES and the prospects for MISCOR as a stand-alone business, the MISCOR board of directors concluded that the offer should be declined, believing additional shareholder value could be created as MISCOR continued to execute its growth initiatives and pay down outstanding debt. Shortly thereafter, Mr. Martell informed Mr. Lindstrom that the MISCOR board of directors had rejected the proposal set forth in the Initial Indication of Interest as not sufficiently compelling to proceed with a transaction, and the discussions between IES and MISCOR were terminated.

On October 3, 2011, upon his appointment as IES’ Chief Executive Officer and President (having served in such capacities on an interim basis since June 2011), Mr. Lindstrom terminated his employment with TA, an affiliate of Tontine.

Between October 2011 and December 2011, Mr. Martell and Mr. Lindstrom spoke occasionally to discuss their respective company’s operations and financial performance. As a result of MISCOR’s significant restructuring, changes in senior leadership and refocused strategic plan, the three months ended September 30, 2011, marked MISCOR’s third consecutive quarter of profitability after nine consecutive quarters of operating losses.

As MISCOR’s stock price and financial performance improved, IES management continued to evaluate the benefits and terms of a potential business combination with MISCOR. As a result of this evaluation, following the substantial completion by IES of its fiscal year end reporting and proxy process and the completion of MISCOR’s debt refinancing, Mr. Lindstrom, on behalf of IES, called Mr. Martell on or about January 3, 2012, to express IES’ renewed interest in exploring a potential business combination with MISCOR given IES’ continued focus on acquisitions as a means to grow IES and continued belief that MISCOR represented an attractive acquisition candidate, particularly given the financial improvement and profitability reported in MISCOR’s most recent quarterly report. Mr. Martell was receptive to reopening discussions regarding a potential transaction, and shortly thereafter, the companies again began to engage in discussions and exchange information under the Initial Confidentiality Agreement.

On February 8, 2012, IES retained Periculum Capital Company, LLC (“Periculum”), an independent third-party financial advisor and FINRA registered broker dealer, to provide financial analysis and advisory services with respect to a potential transaction between IES and MISCOR. As Periculum had recently been appointed as a refinancing advisor to IES in connection with an amendment to IES’ revolving credit facility, and as such was already familiar with IES’ operational and financial status and prospects, IES management believed that Periculum was well-positioned to advise IES with respect to a potential transaction with MISCOR.

On February 9, 2012, following a regularly scheduled meeting, the IES board of directors convened, with no members of IES management other than Mr. Lindstrom present, to discuss and consider additional information and financial analysis developed by IES management with respect to MISCOR and a potential business combination. During the meeting, the IES board of directors considered the perceived increase in MISCOR’s value as a result of the improvements in MISCOR’s financial performance and its decreased debt levels. In particular, the IES board of directors considered MISCOR’s improved business results and the fact that MISCOR’s debt had decreased by over $1.1 million in the five months following IES’ Initial Indication of Interest. Based on the information presented, the IES board of directors discussed and were informed that IES management intended to send MISCOR a second non-binding indication of interest with revised terms, including an increase in the offered consideration.

On February 28, 2012, Mr. Lindstrom, on behalf of IES, sent a second indication of interest (the “Second Indication of Interest”) to Mr. Martell. Pursuant to the Second Indication of Interest, IES proposed a transaction with an aggregate equity value of $9.4 million to $10.6 million, or $0.80 to $0.90 per share (based upon 11,785,826 shares of MISCOR common stock then-issued and outstanding), and assuming debt outstanding of not more than $8.5 million, which implied a total enterprise value of $17.9 million to $19.1 million. At the midpoint of the range, the offer represented a 143% premium to MISCOR’s then-current stock price of $0.35 per share. IES proposed that the merger consideration be paid as a combination of shares of IES common stock and cash and, subject to certain tax considerations, anticipated offering each MISCOR shareholder the opportunity to elect the percentage of its consideration to be received in each form. IES also noted that, following the transaction, it anticipated using a combination of internal funds and new financing to pay off MISCOR’s outstanding debt. In addition, IES requested that the parties enter into a 90-day exclusive-dealing arrangement to provide the time necessary to undertake due diligence and work toward a mutually acceptable definitive agreement.

Shortly thereafter, in early March 2012, Mr. Martell, on behalf of MISCOR, contacted Mr. Lindstrom to express interest in IES’ revised offer and to schedule a meeting to discuss a possible transaction between the companies.

On March 13, 2012, Mr. Martell, Mr. Moore, Mr. Lindstrom, representatives of management of both MISCOR and IES, including Robert Lewey, IES’ recently-appointed Chief Financial Officer, and representatives of Periculum and Western Reserve, financial advisors to IES and MISCOR, respectively, met at MISCOR’s offices in Massillon, Ohio, to discuss their respective companies, their respective financial performance, possible synergies, the potential transaction and the proposal set forth in the Second Indication of Interest. The parties reviewed each of their financial statements and notes and also discussed customer needs, demands, and geography and the ability of the combination to allow for growth of the MISCOR products and services. During this visit, IES was also given the opportunity to tour MISCOR’s facilities and learn more about its operations. Following the March 13, 2012 meeting, Mr. Lindstrom and representatives of MISCOR’s management spoke by telephone on several occasions regarding additional information that IES would need to review in order to fully evaluate MISCOR and a possible transaction between the companies.

In late March 2012, IES retained Crowe Horwath LLP, a third-party accounting and consulting firm, to assist in due diligence related to accounting and financial analysis of MISCOR and the proposed transaction. Following the review of initial documents provided by MISCOR in response to IES’ requests, on April 11, 2012, representatives of IES provided MISCOR with a formal due diligence request list and a preliminary timeline for a possible transaction. Soon thereafter, MISCOR began providing IES with the additional requested documentation and information, and IES management continued its diligence of MISCOR.

Shortly thereafter, on April 3, 2012, MISCOR executed an engagement letter with Western Reserve providing that Western Reserve would advise the MISCOR board of directors on the financial aspects of the potential transaction. Due to Western Reserve’s involvement in the exploration of the transaction at an earlier date, MISCOR’s directors felt the firm was well-suited to advising the company.

On May 3, 2012, Mr. Lindstrom and IES directors David Gendell and Donald Luke traveled to MISCOR’s offices in Massillon, Ohio, where MISCOR’s management presented an overview of MISCOR to Messrs. Luke and Gendell. In addition, the parties discussed the benefits of a potential business combination between IES and MISCOR, including potential sales synergies between MISCOR and IES’ industrial division, potential cost savings from duplicative back office synergies and greater access to capital for MISCOR to make long-term investments in its business. Mr. Gendell, who was appointed to the IES board of directors on February 28, 2012, is an employee of Tontine and the brother of Jeffrey Gendell, the founder and managing member of Tontine, which owned approximately 56.7% of the outstanding common stock of IES and 49.9% of the outstanding common stock of MISCOR as of July 24, 2013.

On May 8, 2012, during a regularly scheduled meeting, the IES board of directors discussed matters related to management’s due diligence findings to date. During the meeting, IES management also presented the IES board of directors with management’s financial projections and valuation analyses, which were developed with assistance from Periculum and updated to reflect continued improvements in MISCOR’s financial performance, and due diligence information and summary reports gathered by IES management. The financial analysis section of the board materials included income statement and cash flow projections as well as discounted cash flow, accretion and dilution, and premiums paid valuation analyses. After reviewing the revised financial analyses, and having the opportunity to ask questions of and engage in a discussion with management regarding the information provided, the IES board of directors discussed the proposed transaction structure and price and considered the merits of revising the non-binding offer made to MISCOR in the Second Indication of Interest. Based on the information gathered and reviewed to date, the IES board of directors determined that a third non-

binding indication of interest, reflecting an enterprise value of $18.2 million, or $0.90 per share, should be sent to MISCOR (the “Third Indication of Interest”). The IES board of directors also determined that pricing and structural terms would need to be established prior to conducting additional diligence.

Prior to adjournment of the meeting, the IES board of directors discussed potential governance measures related to the board’s consideration of the proposed transaction, including, specifically, whether a special committee should be appointed to review all information regarding, and make a recommendation to the full board with respect to, the proposed transaction. After considering the facts and any conflicts that members of the IES board of directors might be perceived to have with respect to the proposed transaction, the IES board of directors determined to forego the formation of a special committee. In reaching its determination, the IES board of directors considered the following: Mr. Gendell’s business and personal relationships with Tontine; Mr. Lindstrom’s prior business relationship with Tontine; the fact that Mr. Gendell would not be present for or participate in any board discussions or negotiations regarding the proposed transaction; and the fact that Mr. Gendell and Mr. Lindstrom would each abstain from voting on matters related to the proposed transaction, each as described below.

In lieu of forming a special committee, each of Mr. Lindstrom, based on his prior employment with Tontine, and David Gendell, based on his current employment with Tontine and his familial relationship with Jeffrey Gendell, founder and managing member of Tontine, determined that he would abstain from voting on matters related to any proposed transaction with MISCOR. Notwithstanding that determination, the IES board of directors concluded that Mr. Lindstrom’s prior business relationship with Tontine should not preclude him from participating in board discussions and, as IES’ Chief Executive Officer and President, negotiations with MISCOR regarding the proposed transaction. In making this determination, the IES board of directors considered the fact that, as of May 2012, Mr. Lindstrom had not been employed by Tontine for a period of seven months and maintained only insignificant holdings in Tontine’s funds, which holdings Mr. Lindstrom subsequently liquidated in December 2012. However, in light of David Gendell’s current business and familial relationships with Tontine, the IES board of directors determined that it would be best if he recused himself from future board discussions and deliberations involving MISCOR and the proposed transaction; provided that he would be permitted to attend, but would recuse himself immediately following, any presentations by IES’ management and outside advisors with respect to the proposed transaction.

In accordance with the corporate governance measures adopted by the IES board at its May 8, 2012 meeting, David Gendell played no role in negotiations between IES and MISCOR or deliberations of the IES board of directors regarding the transaction. His role on the board during discussions of the transaction was limited to being present during presentations of management. In addition, Mr. Gendell will not receive any direct benefit from the transaction. However, he may indirectly benefit from the transaction through his holdings in the Tontine funds that hold shares of common stock of IES and MISCOR.

From time to time during IES’ evaluation of the potential business combination, certain members of IES’ management team and board of directors spoke with David Gendell and Jeffrey Gendell, who, as the managing member of the Tontine funds, is deemed to be the beneficial owner of Tontine’s holdings in IES and MISCOR, regarding the potential benefits to be derived from the proposed transaction and structural considerations of a potential transaction. Items discussed with Jeffrey Gendell include updates on the status of the transaction, the possibility of a voting agreement, as further described below, corporate governance procedures relating to the interests of minority shareholders in IES, such as the IES Minority Approval, and the forms of consideration to be offered in the transaction and the potential election of stock consideration by Tontine. During these discussions, all these parties (as well as MISCOR) supported IES’ and MISCOR’s separate efforts to conduct an independent evaluation of each other and the proposed transaction. All parties consistently expressed a view that any potential transaction should be in the best interests of each of the respective companies and their respective shareholders.

On May 9, 2012, Mr. Lindstrom, on behalf of IES, sent to Mr. Martell the Third Indication of Interest, reflecting IES’ proposal to acquire MISCOR for $0.90 per share, based, in part, on MISCOR’s balance sheet as of March 31, 2012, and the projections provided to the IES board of directors on December 30, 2011. The offer represented a

43% premium to MISCOR’s then-current stock price of $0.63 per share. Pursuant to the proposal, MISCOR’s aggregate equity value and the amount of consideration per share of MISCOR common stock would be determined at the latest practicable time prior to the signing of a definitive agreement, and the merger consideration would be payable in cash, shares of IES common stock, or a mixture of both, at the election of each MISCOR shareholder, with no cap on the amount of cash payable in connection with the transaction. Pursuant to the Third Indication of Interest, IES’ execution of a definitive transaction agreement would be conditioned on each of MISCOR’s major shareholders, directors and executive officers, including Tontine, entering into voting agreements, pursuant to which such shareholders and insiders would agree to support the proposed transaction and vote their shares of MISCOR common stock in favor of the transaction at the MISCOR Meeting. The Third Indication of Interest also contained certain additional terms, including provisions related to confidentiality and exclusivity.

On May 9, 2012, MISCOR held its Annual Meeting, after which the MISCOR board of directors held a meeting to briefly discuss the IES proposal and the role of Western Reserve in assisting the MISCOR board of directors with evaluation of the proposal. Later that same day, Mr. Martell and Mr. Moore held a conference call with MISCOR’s counsel and financial advisors to discuss IES’ Third Indication of Interest. On May 10, 2012, the MISCOR board of directors conducted another telephonic board meeting to discuss and authorize Western Reserve to speak with Periculum regarding a possible counter-proposal with a valuation for MISCOR based on enterprise value rather than price per share. Thereafter, on May 10, 2012, in response to IES’ Third Indication of Interest, Western Reserve, on behalf of MISCOR, contacted Periculum to relay that the MISCOR board of directors was seeking a total enterprise value of $20.5 million, or $1.10 per share.

The MISCOR board of directors preferred that the merger consideration be based upon a fixed enterprise value rather than a fixed price per share because MISCOR was in the process of gradually paying down debt. MISCOR proposed a formula that would fix the enterprise value of MISCOR, with any decrease in Net Debt benefiting the MISCOR shareholders by causing the merger consideration to increase dollar-for-dollar as the debt decreased, which IES management agreed would be in the interest of IES shareholders given the benefit of providing certainty around the enterprise value of MISCOR.

On May 11, 2012, on behalf of the IES board of directors, Periculum contacted Western Reserve to convey that the IES board of directors could not support a transaction at the price proposed by the MISCOR board of directors in its counteroffer of May 10, 2012, which represented a 75% premium to the then-current market value of MISCOR’s common stock.

On May 15, 2012, the MISCOR board of directors held a special telephonic meeting to renew its discussions regarding the proposed transaction with IES. After discussions among the board members and consultation with Western Reserve, the MISCOR board of directors determined that an enterprise value of $19.5 million represented a fair transaction price and, therefore, determined to instruct Western Reserve as to its revised counteroffer of approximately $1.00 per share or $19.5 million enterprise value. Following the meeting, Western Reserve, on behalf of MISCOR, advised IES that MISCOR had revised its counteroffer to an enterprise value of $19.5 million, or approximately $1.00 per share, which represented a 33% premium to the then-current market value of MISCOR’s common stock.

On May 21, 2012, the MISCOR board of directors conducted a conference call with MISCOR’s legal counsel, Tuesley Hall Konopa, which firm served as general business counsel for MISCOR, and Calfee Halter & Griswold LLP, which firm served as securities counsel for MISCOR, and MISCOR’s financial advisor, Western Reserve, to discuss further the proposal set forth in IES’ Third Indication of Interest. The conference call included a discussion about mitigating any risk presented by recent volatility in the MISCOR common stock price, the expectation being that an announcement would calm the trading volatility and allow the MISCOR common share price to settle on a more stable value. MISCOR decided to include in its proposal a request for a press release because there had been considerable trading in the MISCOR common stock, relative to typical market volumes and trading prices. After discussion with MISCOR’s legal advisors, including Tuesley Hall Konopa and Calfee Halter & Griswold LLP, the MISCOR board of directors concluded to include a request for a press release in MISCOR’s response to IES’ Third Indication of Interest.

On May 23, 2012, Western Reserve, on behalf of MISCOR, submitted to Periculum, on behalf of IES, a revised draft of IES’ Third Indication of Interest (the “MISCOR Response”), reflecting the $19.5 million enterprise value previously relayed to IES, with price-per-share to be calculated by subtracting MISCOR’s projected total debt on the day of closing from the enterprise value and dividing the remainder by the total number of outstanding shares.

On May 24, 2012, Western Reserve and James Lewis, former MISCOR General Counsel and current partner with Tuesley Hall Konopa, legal advisor to MISCOR, participated in a conference call with Periculum and Andrews Kurth LLP, legal advisor to IES, to discuss the MISCOR Response and counterproposal. Specifically, the parties discussed both (a) how MISCOR would define enterprise value and “Net Debt” as referenced in its counter proposal, and (b) reasons behind MISCOR’s request that the parties jointly issue a press release following the execution of the interim letter agreement, and IES’ suggested reasons not to issue a press release at that time. IES management was not comfortable announcing execution of the interim letter agreement due to the risk that a definitive merger agreement would not be executed due to issues that had not been resolved as well as uncertainty regarding potential issues that may arise in connection with the documentation of a definitive merger agreement.

On May 25, 2012, Mr. Martell, on behalf of MISCOR, and Mr. Lindstrom, on behalf of IES, together with their respective legal and financial advisors, participated in a conference call to discuss the MISCOR Response and various matters related thereto. Specifically, the parties discussed (a) whether “Net Debt” would need to be fixed as of the date of the interim letter agreement or could continue to float; (b) whether there would be voting agreements in place with Tontine and Mr. Martell; and (c) whether a press release was advisable in light of the volatility in MISCOR’s stock price.

On May 30, 2012, the IES board of directors held a special telephonic meeting, with Periculum and Andrews Kurth in attendance, to review and discuss management’s updated due diligence findings, the MISCOR Response, MISCOR’s year-to-date performance, revised financial analyses, which were developed with assistance from Periculum, and the anticipated timeline of the proposed transaction with MISCOR. The financial analysis section of the board materials included income statement and cash flow projections as well as well discounted cash flow and accretion and dilution valuation analyses. During the meeting, the IES board of directors also continued its prior discussion of potential governance measures, such as the formation of a special committee, to be taken in connection with the proposed transaction. The board of directors affirmed the decisions made during the May 8, 2012 board meeting regarding the roles of Messrs. Lindstrom and Gendell and the formation of a special committee. Following this discussion, and in accordance with this decision, Mr. Gendell recused himself from the meeting to allow the board to continue its discussion regarding the proposed transaction. Thereafter, in light of the MISCOR Response, and after reviewing management’s and Periculum’s revised financial analyses, and having the opportunity to ask questions of and engage in a discussion with management and Periculum regarding their updated analyses, the IES board of directors discussed revising the Third Indication of Interest to increase its proposed consideration for MISCOR. Based on the information gathered and reviewed to date, the IES board of directors, with Messrs. Lindstrom and Gendell abstaining (the members of the IES board of directors, other than Messrs. Lindstrom and Gendell, being referred to herein as the “disinterested members”), determined that a revised Third Indication of Interest (the “Revised Third Indication of Interest”) should be sent to MISCOR proposing an enterprise value of $19.5 million based on their view that MISCOR’s counteroffer of this amount fell within IES’ valuation range for MISCOR. Prior to concluding the meeting, the IES board of directors discussed the importance of obtaining a fairness opinion and the process of selecting a fairness opinion provider. After discussion, the IES board of directors, with Messrs. Lindstrom and Gendell abstaining, authorized IES management to engage Houlihan Lokey, Inc. (“Houlihan”), an independent third-party financial advisor, to prepare and provide the IES board of directors an opinion as to the fairness to IES and its stockholders of the consideration to be paid to MISCOR shareholders in the proposed transaction.

On May 30, 2012, Mr. Lindstrom, on behalf of IES, sent the Revised Third Indication of Interest to Mr. Martell, pursuant to which IES proposed to proceed with discussions based on a total enterprise value of $19.5 million, or approximately $1.00 per share, which represented an 11% premium to MISCOR’s then-current stock price of $0.90 per share. All other material terms of the Third Indication of Interest remained unchanged.

On May 31, 2012, the MISCOR board of directors held a special meeting, including counsel and financial advisors, to discuss and consider the Revised Third Indication of Interest. During this meeting, the law firm of Tuesley Hall Konopa advised the MISCOR board of directors on its fiduciary duties with respect to shareholders, employees, customers, and other stakeholders in the company when evaluating a potential sale of the business under Indiana law. Under Indiana law, a director may, in considering the best interests of the corporation, consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which officers or other facilities of the corporation are located, and any other factors the director considers pertinent. The MISCOR board of directors evaluated the Revised Third Indication of Interest and voted to approve its execution and moving forward with due diligence.

On June 4, 2012, Andrews Kurth, at the request and on behalf of IES, sent Tuesley Hall Konopa a first draft of a definitive merger agreement reflecting the proposed merger of MISCOR with and into a to-be-formed subsidiary of IES, with the subsidiary surviving the merger as a wholly-owned subsidiary of IES.

On June 5, 2012, Western Reserve, on behalf of MISCOR, sent to IES and Periculum a formal due diligence request outlining certain information that MISCOR would need to review in order to conduct appropriate due diligence on IES.

On June 7, 2012, Mr. Martell and Mr. Moore, along with Marc Valentin, MISCOR’s Chief Accounting Officer, and James DePew, MISCOR’s Corporate Secretary and Director of Quality and H.S.E., met with Mr. Lindstrom and certain members of IES management at IES’ office in Houston, Texas, to conduct diligence on IES and discuss the proposed transaction and the benefits of a potential combination. IES management gave an overview of IES’ organization, financial performance, and corporate strategy. IES management described each of IES’ business units, introduced the senior leadership team of IES’ Commercial and Industrial businesses to the MISCOR representatives and discussed potential synergies. In response to questions from MISCOR’s representatives, the group discussed IES’ organizational structure and management philosophy.

On June 14, 2012, IES retained Houlihan to prepare and provide the IES board of directors an opinion as to the fairness to IES and its stockholders of the consideration to be paid to MISCOR shareholders in the proposed transaction. Also on June 14, 2012, the MISCOR board of directors reviewed and suggested changes to a draft revision of the merger agreement through a series of emails.

On June 19, 2012, the MISCOR board of directors reviewed and approved a revised draft of the merger agreement, which Tuesley Hall Konopa, on behalf of MISCOR, sent to Andrews Kurth, on behalf of IES.

On June 27, 2012, representatives of Andrews Kurth sent to representatives of Tuesley Hall Konopa a third draft of the merger agreement. This version did not include a definite price per share but instead included a placeholder, pending agreement as to projected debt at closing. It included a collar for the exchange ratio, set 20% above and below the volume-weighted average of IES’ market price to protect shareholders from volatility in the stock price. It also had a non-solicitation (no-shop clause) and a flat termination fee of $975,000. At this stage, other less material terms were also being modified and discussed, such as the list of “knowledge persons”, how “material adverse effect” would be defined, limits on conduct of business pending closing, and covenants regarding protections for current MISCOR employees.

On June 29, 2012, MISCOR retained Ulmer & Berne LLP (“Ulmer & Berne”) to advise the company on federal securities law requirements.

On July 5, 2012, representatives of Tuesley Hall Konopa sent to representatives of Andrews Kurth a fourth draft of the merger agreement. This version inserted a definite price of $1.12 per share, modified the non-solicitation paragraph to allow other discussions with third parties who may make unsolicited inquiries, and reduced termination fees to $360,000 plus a $240,000 additional fee if MISCOR consummated a merger transaction with a third party under certain circumstances. Less material terms were also modified.

On July 11, 2012, representatives of Andrews Kurth sent to representatives of Tuesley Hall Konopa a fifth draft of the merger agreement including price-per-share of $1.04, tightened the non-solicitation provision, and reverted back to the $975,000 termination fee reflecting IES’ view of comparable termination fees based on other transactions with similar enterprise values, along with a shorter list of less material changes.

On July 17, 2012, representatives of Tuesley Hall Konopa sent to representatives of Andrews Kurth a sixth draft of the merger agreement that included a price-per-share of $1.12, a two-tiered termination fee of $360,000 or $600,000, depending upon the circumstances of termination, which reflected MISCOR’s view that fees should reflect those in comparable transactions with similar equity values, and certain shareholder protections that the parties agreed to include such as a 30-day “Go Shop” clause and a “Majority of the Minority” clause.

On July 19, 2012, representatives of IES and MISCOR, along with representatives from Andrews Kurth, Tuesley Hall Konopa, Western Reserve and Periculum, participated in a conference call to discuss certain material unresolved terms of the merger agreement, including the structure of the consideration to be paid to MISCOR shareholders and the amount of termination fees. However, ultimately, the call concluded without any agreement or any further terms of a potential combination due to lack of agreement on the amount of the termination fee and the structure and amount of the consideration for the transaction.

MISCOR sought a termination fee that was in the market range for similar deals so that the amount of the fee would not unreasonably inhibit potential suitors after the merger agreement was signed and announced. Based on the advice of Tuesley Hall Konopa and Western Reserve, the MISCOR board of directors requested a termination fee equal to 2-4% of the equity component of the consideration, valued at approximately $13.2 million, yielding a termination fee in the range of $264,000 to $528,000. IES sought a termination fee that was in the market range for similar deals so that the amount of the fee would allow IES to recoup some of its deal-related expenses, which, including legal, accounting and banking fees, were projected to approach $1 million. Based on the advice of Periculum and Andrews Kurth, the IES board of directors requested a termination fee of approximately 5% of the total consideration of $19.5 million, yielding a termination fee of approximately $975,000.

MISCOR sought a total consideration amount that represented a reasonable premium to the market price. On July 19, 2012, MISCOR’s share price opened at $1.00 and closed that day at $1.01 on volume of 21,000 shares. Considering the fact that MISCOR’s stock price had hovered at or around $1.00 since the middle of May 2012, MISCOR took the position that $1.12 per share represented a reasonable 12% premium to that market price. With respect to the structure of the consideration, based on the recommendation of Tuesley Hall Konopa, the MISCOR board believed that a 20-25% collar on the exchange ratio was essential to protect against the upward fluctuation in IES’ share price, which, at the time, the MISCOR board believed was likely to rise considerably from its then-current price of $2.81. IES sought a total consideration based on 60- or 90-day trading averages and believed that its $1.04 offer was a considerable premium to those averages. IES did not believe that a collar on the exchange ratio was necessary because the exchange ratio was based on a 60-day volume-weighted average, not the price on a single day.

At this point in the negotiations, the advisors on each side were instructed to resolve all of the legal and technical issues, leaving outstanding business matters, such as dollar amounts, for representatives from each company to handle in end-stage negotiations.

On July 21, 2012, the MISCOR board of directors conducted a telephonic meeting, including counsel from Tuesley Hall Konopa and financial advisors from Western Reserve, to discuss and consider open issues with respect to the proposed merger agreement, including consideration, solicitation, structure of the majority-of-the-minority approval, and the termination fee. With respect to price-per-share, Western Reserve advised the MISCOR board of directors that a price of $1.12 per share was the minimum price that would be fair and appropriate due to trading prices of MISCOR common stock since May 2012. By way of background, MISCOR’s common stock experienced significant increases between May and July 2012. These increases commenced following MISCOR’s issuance of its quarterly report on Form 10-Q on May 2, 2012. During May 2012, MISCOR’s common stock price climbed from $0.40 on May 1, 2012, to between $0.50 to $0.75 on May 2, 2012, and on May 16 and 17, the share price rose again to $1.02. Between June 4, 2012 and July 21, 2012, MISCOR’s common stock traded consistently between $1.00 and $1.04. Upon the advice of Western Reserve and Tuesley Hall Konopa, the MISCOR board of directors resolved to propose a final offer of $1.12 per share with a 25% collar, a $650,000 termination fee and other terms. In determining the final offer, the MISCOR board of directors considered enterprise value and EBITDA and the fact that the trading activity during June and July 2012 had hovered around $1.00, as well as its financial advisor’s advice.

On July 23, 2012, Mr. Lindstrom, on behalf of IES, called Mr. Moore to discuss the companies’ impasse regarding the price per share to be paid to MISCOR shareholders and termination fees. Messrs. Lindstrom and Moore discussed the potential for increasing the price per share to $1.12 but, in exchange, removing the collar from the share exchange ratio.

On July 26, 2012, Mr. Lindstrom and Mr. Martell discussed by telephone certain features of the current proposal. Also on July 26, 2012, members of the MISCOR board of directors exchanged e-mails on the merits of the latest proposal, especially the need for a collar with respect to the share exchange ratio, and issues regarding termination fee tiers.

On July 27, 2012, the IES board of directors, other than Mr. Gendell, held a special telephonic meeting during which it discussed certain matters related to the proposed transaction, including the draft merger agreement and a potential voting agreement between IES and Tontine, in which Tontine would commit to voting in favor of the transaction in order to ensure that IES and MISCOR would receive the stockholder approvals necessary to effect the transaction.

On July 27, 2012, MISCOR’s stock price increased to $1.80 per share and then declined to $1.20 per share on total volume of 9,860 shares. The MISCOR board of directors conducted a meeting by conference call, including counsel from Tuesley Hall Konopa and advisors from Western Reserve. The MISCOR board of directors agreed that even though fairness of the transaction should be viewed with respect to 60- or 90-day trading averages, in light of the market moves it would be necessary to wait several days to observe where MISCOR’s stock price settled. Following the MISCOR board meeting, Mr. Martell called Mr. Lindstrom and advised him that, in light of recent fluctuations in the market price of MISCOR common stock, the MISCOR board of directors believed it would be necessary to postpone further discussions for a few days while the market for MISCOR’s stock stabilized. Mr. Lindstrom advised Mr. Martell due to the extended timeline of the acquisition process, substantial resources dedicated to the acquisition process and potential other investment opportunities for IES that the IES board of directors was prepared to terminate discussions unless MISCOR delivered a firm counter-offer before July 30, 2012.

On July 28, 2012, the MISCOR board of directors conducted another conference call, including counsel and financial advisors. After discussion of all open issues, the MISCOR board of directors agreed to extend a proposal to IES based on the terms approved by the MISCOR board of directors at the July 27, 2012 board meeting plus an additional requirement that IES agree to indemnify the MISCOR board of directors and MISCOR’s executive officers regarding any challenge to the corporate action.

On July 29, 2012, Western Reserve, on behalf of the MISCOR board of directors, contacted Periculum to relay the material terms of MISCOR’s revised proposal, which included increasing the price per share to $1.12 but, in exchange, removing the collar from the share exchange ratio. During the call, Western Reserve also informed Periculum that the MISCOR board of directors would require indemnification from IES in connection with the transaction.

On July 30, 2012, Mr. Lindstrom, Mr. Martell, and representatives of Andrews Kurth, Tuesley Hall Konopa, Periculum, and Western Reserve participated in a conference call. During the conference call, Andrews Kurth, on behalf of IES, informed MISCOR that IES would not agree to the requested indemnification because it would expose IES stockholders to additional risk and was not customary.

On July 31, 2012, the MISCOR board of directors conducted a special meeting by conference call, including counsel and financial advisors. Mr. Martell advised that MISCOR and IES were at an impasse, and while IES management was amenable to MISCOR’s other proposed terms, it could not recommend to the IES board of directors acceptance of the MISCOR board of directors’ request for indemnification. The MISCOR board of directors agreed to put the transaction on hold and move forward with filing MISCOR’s quarterly report on Form 10-Q with the plan that, once the stock price settled down after release of the Form 10-Q, the MISCOR board of directors would revisit the willingness of MISCOR to proceed.

At the end of July 2012, IES management again considered the possibility of entering into voting agreements with IES’ significant stockholders. After further consideration and discussion, IES management determined that such voting agreements would not be in the best interest of IES or its stockholders if they contained provisions relating to indemnification of the stockholders, which could expose IES’ resources to additional risk.

In early August 2012, Western Reserve contacted Periculum regarding certain other strategic buyers that were, according to Western Reserve, interested in MISCOR. However, no particular details were provided, and after learning of the information, the IES board of directors determined not to make any changes to its most recent offer price of $1.12 per MISCOR share.

On August 15, 2012, Mr. Lindstrom and Mr. Martell spoke by telephone. Mr. Lindstrom advised Mr. Martell that IES was preparing to send a letter terminating discussions with MISCOR regarding the proposed transaction. However, in hopes of reaching agreement on certain principal terms, Mr. Lindstrom requested that MISCOR provide a final revised draft of the merger agreement reflecting the minimum terms that MISCOR would be willing to accept.

On August 17, 2012, the MISCOR board of directors conducted a conference call, including counsel and financial advisors, to discuss the pricing of the deal and other terms. Thereafter, via conference call, Western Reserve, on behalf of MISCOR, communicated the terms of a revised offer to Periculum. At Periculum’s request, on August 21, 2012, representatives of Tuesley Hall Konopa sent Andrews Kurth a revised draft of the merger agreement, which reflected a price per share of $1.30, no collar on the exchange ratio, a 30-day “go shop” period, approval of a majority of the minority of MISCOR shareholders, and a three-tiered termination fee ranging from $400,000 to $800,000, depending on the reason for termination.

On August 22, 2012, following an informal review of and discussions by the IES board of directors, other than Mr. Gendell, regarding the terms of MISCOR’s revised proposal, representatives of Andrews Kurth sent Tuesley Hall Konopa a revised draft of the merger agreement with a blank price term to represent continuing discussions regarding price, but otherwise accepting MISCOR’s proposed changes, including the conditions that a majority of the minority stockholders of MISCOR and IES not vote against the merger agreement and the issuance of shares of IES common stock in the merger, respectively.

Later in the day on August 22, 2012, after having the opportunity to review IES’ revised draft of the merger agreement, representatives of IES’ and MISCOR’s respective management teams held a telephonic conference call to discuss MISCOR’s interim performance and forecast for the remainder of 2012. During the call, Mr. Martell, on behalf of MISCOR, informed IES that the MISCOR board of directors would not be willing to accept any offer less than $1.30 per share without a collar (which represented an 8% premium to the then-current market value of MISCOR’s common stock of $1.20) or $1.25 per share with a collar (which represented a 4% premium to the then-current market value of MISCOR’s common stock). Hours later, Mr. Lindstrom, on behalf of IES, sent a Notice of Termination of the Interim Letter Agreement to Mr. Martell via email terminating discussions between the parties due to MISCOR’s increased consideration expectations and improving investment alternatives for IES.

Following termination of discussions between IES and MISCOR, the IES board of directors also determined that it would no longer require Houlihan Lokey’s services with respect to the proposed fairness opinion. As such, IES and Houlihan terminated their engagement with respect to the MISCOR transaction shortly thereafter.

On August 29, 2012, at its regularly scheduled quarterly meeting, the MISCOR board of directors reviewed the termination of the IES transaction and considered whether to pursue other strategic alternatives. The MISCOR board also discussed whether it would be prudent to solicit other potential buyers or merger candidates, possibly through a formal marketing or auction process. The MISCOR board of directors, however, decided to focus instead on improving operating results.

From September through December 2012, Mr. Martell and Mr. Lindstrom spoke periodically by phone to discuss changes in the electrical industry and their respective companies. During one such call, on November 21, 2012, Mr. Martell suggested to Mr. Lindstrom that the MISCOR board of directors might be willing to restart negotiations based on a $26 million enterprise value. However, Mr. Lindstrom elected not to formally respond to the offer based on his concerns that the requested consideration was not reflective of MISCOR’s value.

On December 6, 2012, during a regularly scheduled meeting, the IES board of directors, other than Mr. Gendell, discussed MISCOR’s interest in resuming discussions regarding a potential acquisition and Mr. Lindstrom provided an update to the board on his recent discussions with Mr. Martell regarding the same. After noting that discussions with MISCOR were preliminary, including the timing and pricing of a potential transaction, Mr. Lindstrom briefly reviewed MISCOR’s recent operating performance with the board. Thereafter, Mr. Gendell joined the meeting, and as part of its regular strategic review, the IES board of directors discussed IES’ overall acquisition strategy and reviewed a wide range of investment opportunities that had been evaluated during the previous three months by IES management but had not proceeded beyond the initial evaluation stage. The opportunities reviewed included 27 other private and public companies ranging in size from approximately $2 million to $350 million in revenues. The opportunities evaluated included companies both within the electrical industry and in other industries unrelated to IES’ existing businesses. The board of directors also reviewed various acquisition sourcing tactics utilized by management.

On December 18, 2012, in pursuit of elevated corporate governance standards, the MISCOR board of directors conducted a special meeting to discuss potential protective measures to be taken by the MISCOR board of directors in connection with its consideration of a potential transaction with IES. Due to certain factors, including Tontine’s common ownership of MISCOR and IES, Mr. Martell’s significant ownership in MISCOR, and Mr. Moore’s dual capacity as a director and Chief Executive Officer and President, the MISCOR board of directors decided to form a special committee (the “Special Committee”), consisting of the board’s two independent directors, William J. Schmuhl, Jr. and Michael Topa, with Mr. Schmuhl as Chair, to evaluate strategic alternatives, including renewing discussions with IES. The Special Committee was granted the authority to negotiate the terms of the merger agreement, to recommend for or against MISCOR approving the merger agreement and entering into the merger, and to explore alternative transactions. The MISCOR board of directors formed the Special Committee to ensure the independent review of the merger agreement and the transactions related to the merger. Pursuant to the authority delegated to the Special Committee by the MISCOR board of directors, the Special Committee, in consultation with MISCOR’s management and its financial and legal advisors, thereafter conducted MISCOR’s negotiation of the merger agreement, on behalf of MISCOR, and oversaw MISCOR’s due diligence and solicitation processes.

During December 2012, each of Mr. Martell and Mr. Lindstrom continued to evaluate the long-term value of a transaction between IES and MISCOR. On or around December 31, 2012, Mr. Lindstrom and Mr. Martell engaged in another discussion regarding a possible business combination between IES and MISCOR and affirmed each other’s interest in continuing discussions without reference to the specific timing or pricing of a potential transaction.

On February 5, 2013, at a regularly scheduled meeting, the IES board of directors discussed as part of its regular strategic review a number of strategic options for growth for IES, including non-acquisition related strategies related to organic growth and opportunities to increase profitability at IES’ three principal business segments and capital deployment through acquisitions as a general strategy, as well as investment criteria for potential acquisitions. In evaluating organic growth strategies, the IES board of directors discussed further developing capabilities concerning project execution, human capital investment, cost containment and recurring revenue. In evaluating potential acquisition candidates, IES management reiterated its criteria to the board of directors to invest in businesses with, among other characteristics: significant market share in niche industries and low technological and/or product obsolescence risk, proven management with a willingness to continue post acquisition, established market position and sustainable advantage, high returns on invested capital, and strong cash flow characteristics. Shortly thereafter, Messrs. Lindstrom and Martell spoke briefly about the possibility of resuming discussions on a potential transaction and again affirmed their mutual interest in continuing discussions, without reference to the specific timing or pricing of a potential transaction. Subsequently, on February 15, 2013, John Martell contacted Jeffrey Gendell to confirm that voting agreements would not be sought by either IES or MISCOR, and as such, indemnification would not be sought by Tontine in connection with a potential transaction involving the two companies. In the course of Mr. Martell’s discussion with Jeffrey Gendell, he also confirmed Tontine’s support for the companies pursuing a potential transaction.

On February 21, 2013, Mr. Schmuhl, in his capacity as Chair of the MISCOR Special Committee, sent Mr. Lindstrom an email to inform him of the formation of the MISCOR Special Committee to evaluate the potential transaction with IES and that Mr. Schmuhl was serving as Chair of the Special Committee. The email also indicated, among other things, that MISCOR would be willing to proceed with a business combination at an enterprise value of $26 million, which, based on MISCOR’s debt outstanding as of December 31, 2012 of $7.2 million, represented an offer price per share of $1.61, or a 24% premium to the then-current market value of MISCOR’s common stock of $1.30.

On the same date the email was sent, Mr. Lindstrom informed Mr. Schmuhl that he could not recommend to IES’ board of directors a business combination with MISCOR at an enterprise value of $26 million, particularly in view of MISCOR’s recent financial performance against its budget. Mr. Lindstrom then informed Mr. Schmuhl that, based on his review of MISCOR’s most recent financial and operational data, he was willing to consider recommending to the IES board of directors a transaction at an enterprise value in the range of $23.5 million to $24 million. The same day, after concluding the call with Mr. Lindstrom, Mr. Schmuhl sent an email to other members of the MISCOR board advising them of the key terms of the counterproposal extended by Mr. Lindstrom.

On February 24, 2013, the MISCOR board of directors met to discuss the recent proposal and counter-proposal between the Special Committee and Mr. Lindstrom.

On February 25, 2013, Mr. Lindstrom and Mr. Schmuhl spoke telephonically. During the call, Mr. Schmuhl expressed the MISCOR board of directors’ willingness to consider a transaction with, among other things, an enterprise value of $24 million and a 20% collar on the exchange ratio. Mr. Lindstrom conveyed his willingness to recommend a business combination at that value and on the terms discussed and committed to convene the IES board of directors for discussion. Thereafter, on February 25, 2013, Mr. Schmuhl, on behalf of the Special

Committee, requested that Tuesley Hall Konopa begin preparing a revised draft of the merger agreement to reflect the terms of the tentative agreement. Ulmer & Berne continued to advise MISCOR on the requirements of the federal securities laws. Mr. Schmuhl also discussed the need for and preparation of a fairness opinion with MISCOR’s financial advisors.

On February 28, 2013, in light of the time that had elapsed since termination of the companies’ prior negotiations in August 2012, IES and MISCOR determined it was prudent to, and did, enter into a second confidentiality agreement, effective as of February 22, 2013, pursuant to which MISCOR began providing IES with the financial and operational information necessary to support its proposal. Also on February 28, 2013, Andrews Kurth and Tuesley Hall Konopa again began revising and exchanging drafts of the merger agreement, to reflect the revised transaction terms then under consideration by IES and MISCOR.

On March 1, 2013, Mr. Lindstrom convened a special meeting of the IES board of directors to discuss the revised terms of the proposed transaction and IES management’s recommendation to proceed with transaction at an enterprise value of $24 million and a price per share to be calculated subject to MISCOR’s Net Debt. Assuming that MISCOR’s anticipated Net Debt at closing of the transaction would be between $6.5 million and $5.5 million, the offer price per share would be between $1.50 and $1.58, which would represent a 13% to 20% premium to the then-current market value of MISCOR’s common stock of $1.32 per share. During the meeting, IES management presented to the IES board of directors the results of due diligence conducted since the resumption of discussions with MISCOR in February 2013 and the risks and benefits of the potential transaction.

The IES board of directors discussed the following key benefits of the potential transaction:

•	MISCOR’s management, who had demonstrated a willingness to stay post-transaction;

•	the financial performance of MISCOR and the opportunity for further operational improvements;

•	favorable industry trends for MISCOR, including rail equipment investments, increased infrastructure spending and the growing market for outsourced industrial services;

•	the fact that the transaction provided an opportunity to diversify away from the cyclical construction environment by acquiring a business with recurring maintenance and repair work;

•	the fact that IES currently did not service, repair or manufacture electro-mechanical components and power assemblies that MISCOR offered;

•	IES’ enhanced access to MISCOR’s end markets, which include industrial, utility, energy and transportation industries;

•	potential electro-mechanical sales synergies with IES’ industrial locations;

•	a favorable projected annual return on invested capital compared to alternative available investments;

•	the expectation that the transaction would be accretive to earnings per share for IES shareholders; and

•

the expectation that the transaction would enhance future investment capacity by not only increasing debt capacity but also by preserving IES’ capacity to issue shares of common stock in the future without limiting its ability to utilize its NOLs in that, due to the significant ownership of MISCOR by an affiliate of IES, IES’ issuance of common stock to fund the MISCOR acquisition is not expected to trigger an ownership change under applicable tax law that could have the effect of limiting its NOLs.

Key risks of the potential transaction that were discussed by the IES board of directors at the meeting included MISCOR’s customer concentration with Union Pacific, Inc. and CSX, Inc., the loss of either or both of which could have a material adverse effect on MISCOR, although the IES board of directors had no reason to believe that either customer would leave; the fact that MISCOR competes against large original equipment manufacturers in its rail services segment, many of which have longer operating histories, more customers, and greater financial, marketing, technical, and other competitive resources than MISCOR; and below average peer financial performance in MISCOR’s industrial services segment, which raised concerns about MISCOR’s ability to compete effectively in this segment. The IES board of directors also discussed risks and corporate governance related to Tontine’s ownership interests in both companies.

During the meeting, management also provided the IES board of directors with an updated financial analysis of the transaction. The IES board of directors, other than Mr. Gendell, discussed the items presented and determined that management should continue discussions with MISCOR regarding a potential transaction. In addition, the board again discussed the importance and benefits of obtaining a fairness opinion in connection with the proposed transaction and reviewed with IES management several potential fairness opinion providers, including Stifel, an independent third-party financial advisor. With Messrs. Lindstrom and Gendell abstaining, the IES board of directors delegated to IES management the authority to engage one of the investment banks discussed to prepare a fairness opinion in connection with the proposed transaction. Based on the IES board of directors’ directive, on March 7, 2013, IES management engaged Stifel, on behalf of the IES board of directors, to prepare the fairness opinion in connection with the proposed transaction. Stifel was selected because of its experience and reputation with transactions of this nature and transactions in MISCOR’s industry more specifically. As directed by the IES board of directors, Stifel’s engagement was limited to providing an opinion as to the fairness, from a financial point of view, to IES of the consideration to be paid to MISCOR shareholders in connection with the merger. The IES board of directors did not request that Stifel, and Stifel did not, explore alternatives to the merger, solicit the interest of any other parties in pursuing transactions with IES or consider the use of, or the impact of the merger on, IES’ NOLs.

Between March 1, 2013 and March 11, 2013, IES continued to conduct due diligence with respect to MISCOR and the proposed transaction, with particular focus on updating its internal financial analyses to reflect MISCOR’s latest interim financial information and revised forecasts. As part of these due diligence efforts, on March 6 and 7, 2013, members of IES management visited MISCOR’s offices in Massillon, Ohio to discuss MISCOR’s operating performance and to review the audit work papers prepared by BDO USA, LLP, MISCOR’s independent registered public accounting firm. During this period, IES also began providing Stifel with the documentation and information necessary to prepare its opinion. In addition, IES and MISCOR, through their respective legal counsels, continued to negotiate and revise the merger agreement and participate in conference calls with members of each companies’ respective management teams to gather additional information regarding MISCOR’s business and operations.

On March 8, 2013, during its regularly scheduled quarterly meeting, the MISCOR board of directors discussed the most recent version of the merger agreement.

On March 11, 2013, the IES board of directors attended a special telephonic meeting to discuss the proposed MISCOR transaction, the material terms of which included a total transaction value of $24 million and a price per share to be calculated subject to MISCOR’s Net Debt. At the meeting, Stifel formally presented its opinion to the IES board of directors and members of IES management that as of such date, the merger consideration to be paid by IES to holders of MISCOR common stock in the merger, pursuant to the merger agreement, was fair, from a financial point of view, to IES. Following Stifel’s presentation, the IES board of directors discussed and reviewed with Stifel the materials presented by Stifel and the financial analyses contained therein. Following a thorough evaluation of, and discussion with Stifel regarding, its opinion and the supplemental information provided, the IES board of directors, excluding Mr. Gendell (who excused himself from the meeting following Stifel’s presentation), discussed the proposed transaction structure and price and considered the conclusions and assumptions set forth in Stifel’s opinion. Based on the information reviewed and presented, the IES board of directors determined that a formal vote should be taken with respect to the proposed transaction. The IES board of directors, with Messrs. Lindstrom and Gendell abstaining, formally approved and recommended the merger agreement and the issuance of shares of IES common stock to MISCOR shareholders in connection with the proposed transaction in accordance with the formula set forth in the merger agreement.

On March 12, 2013, the MISCOR board of directors held a special telephonic meeting, including its legal advisors, Tuesley Hall Konopa and Ulmer & Berne, and financial advisor, Western Reserve. Western Reserve presented its opinion that the Cash Consideration to be received by the shareholders of MISCOR (other than IES and its affiliates, including Tontine) pursuant to the proposed merger agreement is fair, from a financial perspective. The MISCOR board of directors also discussed the benefits of the transaction, namely: (a) the expected synergy between the companies, given the common customer base and lack of direct competition between IES and MISCOR, (b) the expectation that MISCOR’s power services and transformer businesses should grow given that IES has a significant customer base in those areas, (c) the enhanced ability to expand through acquisitions, given IES’ resources, and (d) the decreased administrative expenses associated with not being a separate public reporting entity. The MISCOR board of directors also discussed that the Special Committee approved the transaction and recommended it for approval by the MISCOR board of directors.

Prior to the vote, Mr. Martell had informed the MISCOR board of directors that he would abstain from the board of directors’ vote in light of his significant ownership interest in MISCOR. Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR as of March 12, 2013. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act of 1933, and are not subject to registration rights. Accordingly, the merger consideration, in the form of stock and/or cash, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of directors vote on the merger.

After careful consideration, at a special meeting held on March 12, 2013, the voting members of the MISCOR board of directors, upon recommendation by the MISCOR Special Committee, unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of MISCOR and its shareholders and stakeholders, including employees, vendors and customers, approved the merger agreement, the merger and the transactions contemplated thereby and directed that the merger agreement be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting.

On March 13, 2013, the parties signed the merger agreement, which reflected an enterprise value of approximately $24 million and a price per share that was then-estimated to be in the range of $1.48 to $1.57 per share, or an 18% to 26% premium to the then-current market value of MISCOR’s common stock of $1.25, but that, pursuant to the merger agreement, would not be less than $1.415 per share.

On March 13, 2013, following the issuance of a joint press release announcing IES’ and MISCOR’s execution of the merger agreement, MISCOR’s Special Committee, along with MISCOR’s management and counsel, participated in a conference call with Western Reserve regarding plans for their joint management of the “go shop” period. Following a joint effort by MISCOR and Western Reserve to identify parties, Western Reserve contacted 29 parties approved by the MISCOR board of directors to pursue solicitations of offers. On March 16, 2013, MISCOR’s Special Committee met telephonically and agreed that, after their execution of a confidentiality agreement, interested parties would receive a process letter and certain non-public information before their submission of a company acquisition proposal. The Special Committee would then review any proposal or indication of interest and determine whether it was appropriate to provide additional due diligence information. IES would be given access to any additional diligence information that MISCOR provided to other prospective buyers. Four parties signed confidentiality agreements and received the initial due diligence package.

On March 27, 2013, MISCOR’s Special Committee received from Western Reserve an indication of interest for the acquisition of MISCOR by a third party (the “Third Party Indication”). The Third Party Indication, which did not constitute an offer, proposed an enterprise value of $27 million for MISCOR (which MISCOR understood to be subject to a net debt adjustment), but this valuation was highly contingent and subject to revision, depending on the results of the interested party’s extensive due diligence, which, in addition to document review, was to include conference calls and on-site meetings with MISCOR management. On March 28, 2013, MISCOR’s Special Committee consulted with members of management and counsel and evaluated the Third Party Indication. In accordance with the terms of the merger agreement, MISCOR’s counsel also shared the Third Party Indication with counsel for IES. On March 29, 2013, MISCOR’s Special Committee held a conference call with counsel to discuss strategy for responding to the Third Party Indication. The Special Committee agreed to provide equal access to due diligence materials to the interested party, with the exception that some materials in the data room would need to be removed or redacted in light of competitive concerns because, unlike with IES, the interested party was a direct competitor of MISCOR’s Magnetech subsidiary. On April 8, 2013, the remaining interested party notified MISCOR through its financial advisor, Western Reserve, that it was not interested in further pursuing an acquisition of MISCOR, because of its determination that HKEC demonstrated the strongest financial performance of MISCOR’s business segments and the fact that rail services were not core to the interested party’s operations. On April 13, 2013, the go-shop solicitation period expired, without any competing offers being received by MISCOR.

On July 3, 2013, Mr. Lindstrom and Mr. Schmuhl spoke telephonically regarding a potential amendment to the merger agreement. Mr. Schmuhl notified Mr. Lindstrom that, based on recent downward pressure on the market price of IES common stock and in consideration of the Special Committee’s desire to provide MISCOR shareholders who do not make a valid election to receive either Stock Consideration or Cash Consideration with greater certainty regarding the minimum value of the consideration to be received in the merger, the MISCOR Special Committee would be considering at a meeting later that day whether to start a dialogue with IES to provide some downside protection to shareholders with non-election shares. Mr. Schmuhl initially indicated that he thought this would require an amendment to the default provisions for shareholders that do not complete their election forms. At the end of the call, Mr. Schmuhl indicated that MISCOR may seek an amendment to the merger agreement to provide that any MISCOR shareholder who does not make a valid election with respect to all or any portion of such shareholder’s shares will be deemed to have elected to receive Stock Consideration for such shares for which a valid election has not been made only in the event that the IES Common Stock Value is equal to or greater than $4.024 (which is the bottom of the VWAP Collar). Mr. Lindstrom informed Mr. Schmuhl that IES would consider any amendment proposed by the MISCOR Special Committee. In light of timing considerations, Messrs. Lindstrom and Schmuhl also agreed to consider whether the merger agreement should be amended to extend the termination date beyond August 31, 2013.

On July 3, 2013, the MISCOR board of directors held a meeting, with representatives of Tuesley Hall Konopa and Ulmer & Berne present. Mr. Schmuhl began the meeting by reviewing his conversation with Mr. Lindstrom. The MISCOR board of directors then discussed the potential for downside risk due to the VWAP collar and considered amending the default election provisions to mitigate that risk. The MISCOR board of directors also discussed the Special Committee’s authority. Following a motion, the MISCOR board of directors voted to affirm the Special Committee’s authority to direct discussions with IES and to authorize the Special Committee to take any action necessary for an amendment to the merger agreement to provide some downside protection to shareholders who do not complete their election forms.

Later on July 3, 2013, the MISCOR Special Committee held a meeting and directed MISCOR’s counsel, Ulmer & Berne, to discuss with counsel for IES, Andrews Kurth, an amendment to the merger agreement that addressed these issues. Between July 3 and July 8, 2013, counsel for MISCOR and IES shared draft language regarding the proposed amendment to the merger agreement, including the change in the deemed election provision and the extension of the termination date. On July 8, 2013, IES and MISCOR tentatively reached agreement as to the draft amendment, subject to review and approval by the MISCOR Special Committee and each company’s board of directors. The draft amendment would extend the termination date to October 31, 2013 and provide that any MISCOR shareholder who did not make a valid election with respect to all or any portion of such shareholder’s shares would be deemed to have elected to receive Stock Consideration for such shares for which a valid election had not been made only in the event that the IES Common Stock Value was equal to or greater than $4.024.

On July 9, 2013, the MISCOR board of directors held a special telephonic meeting, including its legal advisors, Tuesley Hall Konopa and Ulmer & Berne, and its financial advisor, Western Reserve, to discuss the proposed amendment to the merger agreement. At the beginning of the meeting, Western Reserve provided assurances that the change to the merger agreement would not impact their opinion as to the fairness of the Minimum Cash Consideration, as of March 13, 2013. Following these assurances by Western Reserve, MISCOR’s securities counsel, Ulmer & Berne reviewed the timeline expectations and the need for a later termination date. The board of directors then temporarily adjourned, while the Special Committee convened and discussed the recommendations of MISCOR’s financial and legal advisors and unanimously decided to recommend the amendment to the merger agreement to the MISCOR board of directors.

Later on July 9, 2013, the MISCOR board of directors reconvened. At the beginning of the meeting, Mr. Schmuhl reported the Special Committee’s unanimous recommendation that the MISCOR board of directors approve the amendment to the merger agreement, including an extension of the termination date to October 31, 2013, and a revision to the default provisions for MISCOR shareholders who do not complete their election forms. After careful consideration, the members of the MISCOR board of directors, upon recommendation by the Special Committee, determined that the amendment was advisable and in the best interests of MISCOR and its shareholders and stakeholders, including employees, vendors and customers, approved the amendment and directed that the merger agreement, as amended by the amendment, be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting. Mr. Martell voted against the amendment to the merger agreement due to the extension of the termination date. Although Mr. Martell had abstained from voting for or against the merger agreement when it was presented to MISCOR’s board of directors for approval in March 2013, Mr. Martell chose not to abstain but to vote against the proposed amendment. Mr. Martell explained that, while he supported the merger agreement and the proposed revision to the default election provisions, he felt strongly that the termination date should not be extended into October. Mr. Martell believed that an extension to September 30 would be more than adequate, and that additional delay would increase expense to the Company, continue distraction of management from operational issues, and pose unnecessary risk to completing the transaction.

Thereafter, on July 9, 2013, Mr. Lindstrom convened a special telephonic meeting of the IES board of directors, with representatives of Andrews Kurth and Stifel in attendance, to discuss the terms of, and IES management’s recommendation to proceed with, the proposed amendment. After Stifel confirmed that the amendment would not result in the withdrawal of its opinion, the IES board of directors, excluding Mr. Gendell (who then excused himself from the meeting), discussed the proposed amendment and the potential impacts thereof. Based on these discussions and the assurances provided by Stifel, the IES board of directors, with Messrs. Lindstrom and Gendell abstaining, formally approved the amendment and directed that the merger agreement, as amended by the amendment, be submitted for adoption by the IES shareholders at the IES Meeting.

On July 10, 2013, the parties signed the First Amendment to Agreement and Plan of Merger.

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger

On March 12, 2013, the MISCOR board of directors held a special telephonic meeting, including its legal advisors, Tuesley Hall Konopa and Ulmer & Berne, and financial advisor, Western Reserve. Western Reserve presented its opinion that the Cash Consideration to be received by the shareholders of MISCOR (other than IES and its affiliates, including Tontine) pursuant to the proposed merger agreement is fair, from a financial perspective. The MISCOR board of directors also discussed other benefits of the transaction, namely: (a) the expected synergy between the companies, given the common customer base and lack of direct competition between IES and MISCOR, (b) the expectation that MISCOR’s power services and transformer businesses should grow given that IES has a significant customer base in those areas, (c) the enhanced ability to expand through acquisitions, given IES’ resources, and (d) the decreased administrative expenses associated with not being a separate public reporting entity. The MISCOR board of directors also discussed that the Special Committee unanimously approved the transaction and recommended it for approval by the MISCOR board of directors.

Prior to the vote, Mr. Martell had informed the MISCOR board of directors that he would abstain from the board of directors’ vote in light of his significant ownership interest in MISCOR. As of March 12, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of Stock Consideration and/or Cash Consideration, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the vote on the merger.

After careful consideration, at a special meeting held on March 12, 2013, the voting members of the MISCOR board of directors, upon the unanimous recommendation by the MISCOR Special Committee, unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of MISCOR and its shareholders and stakeholders, including employees, vendors and customers, approved the merger agreement, the merger and the transactions contemplated thereby and directed that the merger agreement and the transactions contemplated thereby be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting. The MISCOR board of directors recommends that MISCOR shareholders vote FOR adoption of the merger agreement.

The MISCOR board of directors believes this transaction to be substantively and procedurally fair to unaffiliated shareholders based on the following facts that its diligence revealed:

•	IES is a strategic buyer with growth potential;

•	the merger will allow the combined company to offer more products and services to IES’ and MISCOR’s existing customer base;

•	the merger will allow the combined company to serve customers in geographic areas where MISCOR does not currently have a presence;

•	the $24 million Enterprise Value assigned to MISCOR reflects an EBITDA multiple of 5.7x (based on the last twelve months as of February 2013);

•	the MISCOR board of directors voted to approve the merger (with Mr. Martell abstaining);

•	the structure of the merger requires approval of the holders of a majority of the outstanding MISCOR common stock and satisfaction of the MISCOR Minority Approval condition; and

•	the merger represents a liquidity event for unaffiliated shareholders.

Terms of the Merger Agreement and Merger Consideration

In reaching its determination to approve and recommend the merger agreement for adoption by the MISCOR stockholders, the MISCOR Special Committee and board of directors consulted with management as well as Western Reserve, MISCOR’s financial advisor, and MISCOR’s legal counsel, Tuesley Hall Konopa and Ulmer

& Berne. In view of the wide variety of factors considered in connection with the merger, the MISCOR board of directors did not consider it practicable to assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the MISCOR board of directors may have given different weight to different factors. The MISCOR board of directors considered this information and these factors as a whole and, overall, considered the relevant information and factors to be favorable to, and in support of its recommendation.

The MISCOR board of directors considered the following factors as generally supporting its decision to recommend that MISCOR stockholders approve the adoption of the merger agreement:

•

The Cash Consideration being paid to shareholders is based upon an assumed enterprise value, as defined in the merger agreement, of MISCOR of $24 million, less Net Debt, which represents the average over the thirty-day period ending on the Merger Consideration Determination Date of the sum of MISCOR’s funded debt and other debt, not including ordinary trade payables; divided by the number of shares of MISCOR common stock outstanding on the Merger Consideration Determination Date.

•

As of March 11, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $7.2 million, and MISCOR estimated that its Net Debt as of the Merger Consideration Determination Date could range from $6.5 million to $5.5 million.

•	The terms of the merger agreement provide for a per share floor for the Cash Consideration of not less than $1.415 per share.

•

The MISCOR board of directors did not specifically demand termination or walk-away rights in the event that IES’ common stock was trading below the VWAP Collar. The MISCOR board of directors viewed the VWAP Collar as beneficial to those shareholders who would be considering whether to elect shares instead of cash, insofar as it reduced uncertainty as to the Exchange Ratio given the potential fluctuation in the market price of IES common stock between the election date and the closing date. From the MISCOR board of directors’ perspective, even if the IES Common Stock Value later dropped below the VWAP Collar, the person electing shares would know in advance – before making an election – what the Exchange Ratio would be. A MISCOR shareholder desiring to avoid the risk of equity ownership was expected to elect to receive Cash Consideration.

•

The MISCOR board of directors did obtain termination rights in the event of (i) a material adverse effect on IES that IES is unable to cure within 20 days of MISCOR’s written notice to IES of such material adverse effect, (ii) a failure to obtain the MISCOR Minority Approval or (iii) the lack of an effective Registration Statement by the termination date.

•	The merger agreement provides that up to 50% of the merger consideration may be paid in the form of cash.

•

Subject to the Maximum Cash Amount and provided no MISCOR shareholder (other than Tontine) becomes a 5% or more holder of IES common stock as a result of the merger, there is no cap on the number of shares of IES common stock to be received by MISCOR shareholders in the transaction (subject to fractional share provisions).

•	The transaction is expected to be treated as a tax-free reorganization under the Code.

•

The number of shares of IES common stock to be issued in the merger will be based, in part, on the volume-weighted average of the sale prices per share of IES common stock for the 60 consecutive trading days ending with the Merger Consideration Determination Date.

•

The MISCOR board of directors has received the opinion of Western Reserve to the effect that, as of the date of such opinion, the Minimum Cash Consideration of $1.415 per share to be received by the holders of MISCOR common stock (other than IES and its affiliates (including Tontine)) in the merger is fair, from a financial point of view, to such holders.

•	IES will apply to list the shares of IES common stock to be issued to MISCOR shareholders as Stock Consideration in the merger on NASDAQ.

•

Inclusion of a “go shop” clause providing MISCOR the right to solicit, initiate or encourage the submission of a company acquisition proposal and to participate in discussions or negotiations regarding the same for a period of 31 days after execution of the merger agreement (or until April 13, 2013).

•

IES agreed to comply with the obligations of MISCOR following the effective time of the merger to indemnify its directors and officers in effect immediately prior to the effective time. IES further agreed that the organizational documents of the surviving corporation shall contain provisions with respect to indemnification that are at least as favorable to the indemnified parties as those contained in the MISCOR charter documents, as in effect on the date of execution of the merger agreement, which provisions shall not, for a period of six years from the effective time of the merger, be amended, repealed, or otherwise modified in a manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time, were directors, officers, employees, or agents of MISCOR. Furthermore, the surviving corporation shall maintain MISCOR’s officers’ and directors’ liability insurance policies and fiduciary insurance policies in effect on March 13, 2013.

•	The absence of any material adverse effect and certain other changes at IES since September 30, 2012.

•

The merger agreement provides for standard closing conditions, and aside from stockholder approval and filings with the SEC, it did not appear to contain any conditions to the closing of the merger that would be expected to result in a significant delay in completing the merger.

Strategic and Other Considerations

The other strategic alternatives reasonably available to shareholders, as considered by the MISCOR board, were (1) proceeding forward as a standalone public company, or (2) looking for another candidate to buy or merge with the corporation. The IES transaction was deemed more favorable to shareholders than either of these, for the following reasons.

•

If MISCOR would proceed forward as a standalone public company, it would continue to bear the considerable administrative (legal and accounting) expense of being a small public company, which has limited the corporation’s profitability particularly since it reduced its scale by divesting several subsidiary companies in 2009 and 2010. MISCOR would also likely remain listed on the OTCQB, which limits investment and shareholder liquidity when compared with NASDAQ. As a smaller company, MISCOR’s ability to grow through acquisitions would be extremely limited. For these reasons, the MISCOR board believed that a sale or merger would be in the best interests of shareholders.

•

MISCOR’s board had consulted with Western Reserve, an investment bank that has significant familiarity with the company with experience going back to 2008. Through discussions with Western Reserve, MISCOR’s board believed that the corporation would have greater value to a strategic buyer than to a financial buyer. Moreover, a strategic buyer would more likely retain the integrated combination of manufacturing and services businesses, which would be favored by other stakeholders including the corporation’s employees.

•

Since 2008, MISCOR’s board had participated in preliminary discussions with several possible strategic merger candidates. From this process, as well as through discussions with Western Reserve, MISCOR’s board learned about which features of a potential merger candidate might best fit with the strengths of MISCOR’s business. From its due diligence with respect to IES, MISCOR’s board believed that IES would be a strategic fit providing potential for growth that MISCOR was not likely to find among other potential market candidates.

In addition to the factors listed above, the MISCOR board of directors considered the following strategic and other factors:

•	The adequacy of the merger consideration and the other value provided to MISCOR shareholders, which the MISCOR board of directors viewed as favorable, including:

•	the fully-diluted share value provided by the $1.415 Minimum Cash Consideration provides an approximate $16.7 million transaction equity value, and

•	an EBITDA multiple of 5.7x based on a last twelve months (LTM) February 2013 EBITDA.

•

The importance of scale in the increasingly competitive market environments in which MISCOR operates, and the potential for the merger to enhance MISCOR’s ability to compete effectively in those environments, including by accelerating sales force efficiency and effectiveness, realizing savings on raw materials costs, and reducing administrative costs. For example:

•

In the increasingly competitive market environments in which MISCOR operates, both with respect to its electric-equipment service business, and also its magnet and diesel-engine-component manufacturing businesses, larger organizations have certain advantages, particularly if they have a national footprint. In sales and marketing, national organizations can more quickly publicize and promote product and service developments, reducing the time from innovation to sale. Large organizations with similar operating segments – such as electrical service, a common denominator across MISCOR and IES – can realize savings on raw materials, such as copper wire, when purchased in bulk. And large organizations can achieve administrative efficiencies by spreading certain costs including legal, human resources, employee benefits and accounting expenses, across a larger organization.

•

With respect to its electric-equipment service business in particular, competitive pressure compelled MISCOR to increase its service center footprint to become a truly national provider. National service organizations appeal to national customers, who prefer to engage one national provider rather than multiple regional providers. MISCOR’s board believed that this would require adding at least four to six additional service centers. A merger with IES would facilitate such expansion, allowing for possible co-location in IES’ current facilities where MISCOR does not currently have a service center nearby, such as Arizona, Colorado, Nebraska, North Carolina, Oregon, and Texas. IES, because of its size, also has better access to capital to facilitate any additional expansion. MISCOR’s board did not see such expansion a realistic near-term option for organic growth or acquisition through MISCOR’s standalone strategic plan, given MISCOR’s limited capacity for capital investment.

•

The current and future landscape of the industries in which MISCOR and IES operate, and in light of the financial and competitive challenges facing these industries, the likelihood that the combined company would be better positioned to overcome these challenges if the expected strategic and financial benefits of the transaction were fully realized.

•

MISCOR’s board of directors compared the execution risks and benefits of achieving MISCOR’s standalone strategic plan with the risks and benefits of the merger. Based on the MISCOR board’s evaluation of the uncertainties associated with MISCOR’s standalone strategic plan, the MISCOR board of directors believes that the merger offers a unique and valuable opportunity to combine with a strategic partner that has relevant industry knowledge and connections, for example in the wind power arena, that create exiting opportunities for long-term value creation for MISCOR’s shareholders.

•

The MISCOR board of directors’ view that the merger agreement and the transaction contemplated by the merger agreement were more favorable to MISCOR’s shareholders than the other strategic alternatives reasonably available to the MISCOR shareholders.

•	While MISCOR and IES share a similar customer base, the different geographic density of the MISCOR and IES customers combined with the strength of IES’ customer base present potential growth opportunities for the combined corporation and for MISCOR’s business following the merger. These synergies provide potential for MISCOR to market its technology and skill sets more effectively to a broader group of customers.

•

The MISCOR shareholders would own approximately 15.4% of the combined corporation (including the shares of IES common stock to be issued to Tontine in the merger, as reflected in the beneficial ownership table set forth in “Comparative Market Price and Dividend Data—Holders of IES Common Stock”), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. As a result, the MISCOR shareholders would benefit from the future performance of the combined corporation and the other strengths of the combined corporation.

•

The transaction provides a liquidity event opportunity for both the MISCOR shareholders electing to receive Cash Consideration as well as those that elect to receive Stock Consideration, due to the liquidity of IES’ common stock. The MISCOR board of directors also found it appealing that this transaction gives MISCOR shareholders the option to choose the opportunity to align themselves with a financially larger and stronger entity with the resulting greater opportunity for capital appreciation.

•

The MISCOR board of director’s discussions with Tuesley Hall Konopa and Ulmer & Berne regarding the terms and conditions of the merger agreement and the fiduciary duties of the MISCOR board of directors in considering the merger.

•	The extensive efforts by MISCOR and its financial and legal advisors to negotiate the financial and other terms and conditions of the merger agreement.

•

The financial and other terms and conditions of the merger agreement, as reviewed by the MISCOR board of directors, and the fact that such terms and conditions were the product of extensive negotiations between the parties.

•

The fact that the merger agreement permits MISCOR to terminate the agreement in the event that the MISCOR board of directors (or any committee thereof) makes a company adverse recommendation change or company acquisition proposal recommendation or MISCOR enters into a company acquisition agreement, subject to certain terms and conditions, including compliance with the non-solicitation provisions of the agreement following expiration of the go-shop period on April 13, 2013.

•

The fact that a vote of the MISCOR shareholders on the merger is required under Indiana law and that the MISCOR shareholders who do not vote in favor of the merger will have the right to dissent from the merger and to demand appraisal of the fair value of their shares under Indiana law.

•	The fact that IES’ common stock price had steadily risen from a 52-week low of $2.57 per share in June 2012 to $5.95 per share as of March 12, 2013.

•

At their option, MISCOR shareholders can elect to receive either the Cash Consideration, which will not be less than $1.415 per share, the Stock Consideration, which will be calculated based on the Exchange Ratio, or a mix of the Cash Consideration and the Stock Consideration.

Risks and Challenges of the Merger

The MISCOR board of directors also considered the following potential risks related to the merger with IES, but concluded that the anticipated benefits from the merger with IES were likely to outweigh these risks:

•	fluctuations in the amount of MISCOR’s Net Debt and the value of IES common stock could reduce the merger consideration that MISCOR shareholders receive;

•	the cap on Cash Consideration may prevent MISCOR shareholders from receiving their preferred form of merger consideration;

•	the election process requires MISCOR shareholders to tender their shares of MISCOR common stock, which will temporarily reduce the liquidity of their investment;

•	the conditions precedent to the merger make the extent of its benefits to MISCOR shareholders, and the date on which MISCOR shareholders will receive their merger consideration, uncertain;

•

MISCOR shareholders who receive shares of IES common stock as all or part of their merger consideration may have their rights as shareholders adversely affected by provisions of the DGCL and IES’ certificate of incorporation and bylaws;

•	the merger agreement limits MISCOR’s ability pursue alternative strategic transactions;

•	MISCOR will incur substantial transaction costs associated with the merger, even if the merger does not take place;

•	MISCOR’s directors and executive officers have incentives related to the merger that may cause their interests to differ from those of MISCOR shareholders;

•	IES may not be able to integrate MISCOR’s business as successfully as it expects or achieve the synergies and cost savings expected;

•	IES may not be able to retain MISCOR’s key employees or replace them with equally qualified individuals;

•	the market’s reaction to the merger could cause the price of IES common stock to decline, regardless of the results of IES’ efforts to integrate MISCOR’s business;

•	the price of IES common stock may fluctuate due to variables that either do not currently affect the price of MISCOR common stock or affect MISCOR common stock differently from IES common stock;

•

the fact that the cash portion of the merger consideration will be taxable for U.S. federal income tax purposes to those MISCOR shareholders who are U.S. persons and elect to receive any Cash Consideration; and

•	other matters described under “Risk Factors,” beginning on page 30.

Although the preceding list of factors considered is not intended to be exhaustive, in the judgment of the MISCOR board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the MISCOR board of directors did not quantify or assign relative weight to the factors considered in reaching its conclusion. Rather, the MISCOR board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual MISCOR directors may have given different weight to different factors.

The MISCOR board of directors is not aware of any firm offers made by a third party to acquire MISCOR during the past two years.

Recommendation of the IES Board of Directors and Its Reasons for the Merger

After careful consideration, at a special meeting held on March 11, 2013, the disinterested members of the IES board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of IES common stock in the merger, are advisable and in the best interests of IES and its stockholders and approved the merger and the merger agreement. The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve the merger agreement and recommending the issuance of shares of IES common stock in the merger, the disinterested members of the IES board of directors considered the following factors relating to the terms of the merger agreement:

•

the form of the merger consideration, which consists of a limited amount of cash and a limited aggregate number of shares of IES common stock and, therefore, permits IES to project its expected capital structure and indebtedness immediately following the merger;

•

the written opinion of Stifel to the IES board of directors, dated March 11, 2013, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration to be paid by IES to the holders of MISCOR common stock was fair, from a financial point of view (the full text of Stifel’s written opinion is set forth in Annex B to this joint proxy statement/prospectus and should be carefully read in its entirety in conjunction with the information contained in “—Opinion of IES’ Financial Adviser”), as well as the financial analyses performed by Stifel in connection with its fairness opinion and reviewed with the IES board of directors;

•	the structure of the merger transaction, which is not taxable to IES or its stockholders;

•

the expectation that the merger will preserve, and accelerate the utilization of, IES’ significant net operating loss tax carryforwards (“NOLs”), in that the issuance of the Stock Consideration in connection with the merger is not expected to cause a change of control of IES under Section 382 of the Code which, if it were to occur, would significantly limit IES’ utilization of its NOLs;

•

the expected availability of financing from Wells Fargo, which provides IES the ability to borrow the funds necessary to pay the cash component of the merger consideration, repay outstanding MISCOR debt and pay expenses relating to the merger; and

•

the fact that, aside from stockholder approval and filings with the SEC, there did not appear to be any conditions to closing in the merger agreement that would be expected to result in a significant delay in completing the merger.

Strategic and Other Considerations

The IES board of directors believes that the transaction will deliver strategic and financial benefits to IES and will create long-term value for IES stockholders. In reaching this determination, the IES board of directors considered the following key factors related to the transaction:

Improved Financial Profile

•	The transaction will diversify IES’ revenues and operating income, thereby reducing its exposure to the cyclical nature of the commercial and residential construction industries, in that:

•	IES currently does not service, repair or manufacture the electro-mechanical components and power assemblies that MISCOR offers,

•	the transaction will increase IES’ exposure to MISCOR’s non-construction-related-end-markets, which include industrial, utility, energy and transportation industries,

•	the transaction will provide IES with exposure to a new customer base, including some of the leading Class I railroads, steel producers and chemical manufacturers in the United States, and

•

on a pro forma basis for the twelve months ended September 30, 2012, MISCOR would contribute to the combined company $49.0 million of revenue, or 9.7% of combined revenue, and $3.3 million of operating income, or 113.0% of combined operating income;

•

The transaction is expected to be accretive to IES’ earnings and operating cash flow per share, net of acquisition costs and without assuming cost savings or revenue synergies, based upon IES’ financial projections and the structuring assumptions described in Notes 3 and 5 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 (which, with respect to Note 3, will not be definitively determined until the Merger Consideration Determination Date);

•	The transaction is expected to provide potential for enhanced future earnings and growth prospects when compared to IES’ prospects as a smaller company on a stand-alone basis;

•	The transaction is expected to help improve IES’ operating performance by increasing IES’ scale, improving overall profitability and margins, and providing access to new end markets and customers; and

•

The transaction is expected to further progress IES towards its goal of generating above average returns on invested capital, in that, even without assuming cost savings or projecting revenue synergies, the valuation of MISCOR relative to its expected earnings and ongoing capital requirements generates an above average return on invested capital.

Utilization of NOLs

•

The transaction is expected to preserve, and accelerate the utilization of, IES’ significant NOLs, as described above, which, with respect to federal NOLs, was approximately $453 million at September 30, 2012.

Execution of Acquisition Strategy

•	The transaction is expected to improve IES’ credit profile and overall access to capital, thereby expanding its future acquisition capabilities; and

•

The transaction will allow IES to grow strategically through acquisition, which the IES board of directors believes is advantageous relative to the challenges of sustainable, organic growth in IES’ divisions that are exposed to construction cycles.

The IES board of directors also considered the following factors related to compatibility of IES’ and MISCOR’s respective businesses and assets:

•	the complementary nature of IES’ and MISCOR’s electrical businesses;

•	MISCOR’s domestic and international geographic footprint and customer base, which has no major customer or competitive overlaps with that of IES;

•	MISCOR’s strong historical reputation for service, repair and manufacturing of electro-mechanical components and power assemblies;

•	MISCOR’s historical financial performance;

•	MISCOR’s favorable industry trends, including with respect to rail equipment investments, increased infrastructure spending, and the growing market for outsourced industrial services;

•

the opportunity to retain both MISCOR’s proven management team, which is expected to continue to run and operate the business following completion of the merger, as well as substantially all of MISCOR’s non-executive management employees, many of whom have skills and experience needed by IES and are expected to continue their employment with the combined company; and

•	IES’ and MISCOR’s similar focus on accountability.

It is anticipated, based on current discussions between the companies, that all members of MISCOR’s management team, including the executive officers of MISCOR, will continue with the surviving corporation following completion of the merger. While IES has not entered, and does not anticipate entering, into new employment agreements with any of MISCOR’s executive officers, the surviving corporation will assume Mr. Moore’s employment agreement following completion of the merger. After the merger, MISCOR’s then-existing management team will be employed by the surviving corporation, which will be a wholly-owned subsidiary of IES. It is anticipated that Michael Moore and Marc Valentin, each of whom currently serves as an executive officer of MISCOR, will also serve as executive officers of Merger Sub, which we refer to as the “surviving corporation,” following completion of the merger.

In reaching its determination to approve the merger, the disinterested members of the IES board of directors also considered the following factors:

•	the expectation that IES would be the acquirer of MISCOR for generally accepted accounting purposes, and that IES’ accounting policies would remain the same for the combined company;

•	IES’ management team’s successful track record of operating and improving standalone businesses;

•	the historical and current market prices of IES and MISCOR common stock, as well as the financial analyses and presentations prepared by Stifel;

•

although the number of shares of IES common stock to be issued in the merger may fluctuate until fifteen business days prior to the closing date and the aggregate value of the shares to be issued may fluctuate prior to closing as the result of fluctuations in the market price of IES common stock, ultimately, the maximum number of shares of IES common stock to be issued in the merger is fixed; and

•	the risks and investment returns associated with pursuing alternative acquisitions and potential uses of capital, including the following:

•	risks related to the probability and ability to close the acquisition;

•	the purchase price relative to IES’ resources and relative to the valuation of the investment;

•	the IES board of directors’ familiarity with the investment, its operations and end markets relative to businesses and industries with which the board was not as familiar;

•

IES’ ability to issue shares of IES common stock to fund the investment without triggering a change of control under applicable tax law that could limit its NOLs, in contrast to the MISCOR merger, where the issuance of IES common stock is not expected to trigger such a change of control due to the significant ownership of MISCOR by an affiliate of IES, Tontine;

•	risks associated with expanding IES’ existing operations into new end markets; and

•	lower investment returns associated with alternative investments.

Risks of the Merger

The disinterested members of the IES board of directors also considered the following potential risks related to the merger with MISCOR, but concluded that the anticipated benefits from the merger with MISCOR were likely to outweigh these risks:

•

the Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock;

•	the issuance of shares of IES common stock to MISCOR shareholders in the merger will dilute the ownership interests of current IES stockholders;

•	any delay in completing the merger and integrating the businesses may reduce the benefits expected to be obtained by IES from the merger;

•	the merger may not be completed on a timely basis or at all, and failure to complete the merger could negatively impact IES’ stock price and the future business and financial results;

•	IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger;

•	failure to retain key employees of MISCOR could adversely affect IES following the merger;

•	IES and MISCOR will incur substantial costs in connection with the merger, which will be incurred regardless of whether the merger is consummated;

•

the price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock; and

•	the market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

In addition, the disinterested members of the IES board of directors considered potential risks related to MISCOR’s business, including customer concentration, competition with original equipment manufacturers in MISCOR’s rail services segment, and below average peer financial performance in MISCOR’s industrial services segment. The disinterested members of the IES board also considered corporate governance related to Tontine’s ownership interest in both companies.

The preceding risks and factors considered is not intended to be exhaustive. After due consideration of the potential benefits and risks and other information, the disinterested members of the IES board of directors determined, in their judgment, that the merger is in the best interests of IES and its stockholders. The disinterested members of the IES board of directors did not quantify or assign relative weight to the factors considered in reaching their conclusion but approved the merger based on the totality of the information they reviewed and considered. Individual directors may have given different weight to different factors.

Certain Financial Projections Utilized by IES’ Board of Directors and IES’ Financial Advisors

Financial Projections Related to IES

IES does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. In connection with the discussions regarding the proposed transactions, IES management prepared, however, certain unaudited financial projections regarding IES’ forecasted operating results for fiscal years 2013 through 2017 (referred to in this joint proxy statement/prospectus as the “IES management case”). IES provided the IES management case to IES’ board of directors, its financial advisors and MISCOR.

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that IES or its board of directors considered, or now considers, these projections to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Unaudited Financial Projections” beginning on page 73.

IES uses a variety of financial measures that are not in accordance with GAAP, including EBITDA, as supplemental measures to evaluate its operational performance. While IES believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of IES’ competitors and may not be directly comparable to similarly titled measures of IES’ competitors due to potential differences in the exact method of calculation.

The following tables summarize the IES management case prepared by IES as described above, as used by IES’ board of directors for purposes of its consideration of the transactions and by Stifel for purposes of its financial analyses:

IES Management Case (dollars in millions)

	Year ended September 30, 2013	Year ended September 30, 2014	Year ended September 30, 2015	Year ended September 30, 2016	Year ended September 30, 2017
Revenue	$498.8	$525.5	$565.3	$587.9	$611.4
EBITDA(1)	$9.4	$11.1	$15.9	$16.5	$17.1
Net Income	$4.2	$6.6	$11.2	$12.1	$12.9

(1)	For purposes of the IES Management Case, EBITDA is defined as income (loss) from operations, plus depreciation expense, amortization expense and equity compensation expense. For the year ended September 30, 2013, EBITDA and Net Income also include the add back of the expense for the reserve related to the receivable from a former surety and any other non-recurring expenses, such as acquisition related expenses.

Financial Projections Related to MISCOR

In connection with the discussions regarding the proposed transactions, IES provided certain unaudited financial projections regarding MISCOR’s forecasted operating results for fiscal years 2013 through 2017 (referred to in this joint proxy statement/prospectus as the “MISCOR management case”). IES provided the MISCOR case to IES’ board of directors and its financial advisors. In developing the MISCOR management case, IES management considered a number of factors, including forecasts provided by, and discussions with, MISCOR management, analysis of industry trends and peer performance outlook, and a desire to take a conservative view on future growth and profitability improvements. As a result, IES’ MISCOR management case may differ from the projections used by MISCOR’s management, board of directors and financial advisors.

The following tables summarize the MISCOR case prepared by IES as described above, as used by IES’ board of directors for purposes of its consideration of the transactions and by Stifel for purposes of its financial analyses:

MISCOR Management Case (dollars in millions)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
Revenue	$49.7	$52.7	$54.0	$55.3	$56.7	$58.1
EBITDA(1)	$4.7	$5.5	$5.7	$5.8	$6.0	$6.1
Net Income	$4.2	$3.1	$3.5	$3.7	$3.6	$3.4

(1)	For purposes of the MISCOR Management Case, EBITDA is defined as income (loss) from operations, plus depreciation expense and amortization expense.

Certain Financial Projections Utilized by MISCOR’s Board of Directors and MISCOR’s Financial Advisors

Financial Projections Related to MISCOR

MISCOR does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. In connection with the discussions regarding the proposed transactions, MISCOR provided certain unaudited financial projections regarding MISCOR’s forecasted operating results for fiscal years 2013 through 2017 (referred to in this joint proxy statement/prospectus as the “MISCOR management forecast”). In developing the

MISCOR management forecast, MISCOR management considered a number of factors, including analysis of industry trends and peer performance outlook. As a result, MISCOR’s management forecast may differ from the projections used by IES’ management, board of directors and financial advisors.

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that MISCOR or its board of directors considered, or now considers, these projections to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Unaudited Financial Projections” beginning on page 73.

MISCOR uses a variety of financial measures that are not in accordance with GAAP, including EBITDA, as supplemental measures to evaluate its operational performance. While MISCOR believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of MISCOR’s competitors and may not be directly comparable to similarly titled measures of MISCOR’s competitors due to potential differences in the exact method of calculation.

The following table was prepared by MISCOR management and provided to its financial advisors as well as to IES’ management. Historical, audited financial statements through 2012, unaudited 2013 YTD financial statements, management’s operating projections through 2015 and financial projections for fiscal years 2016 and 2017 were utilized and reviewed as the basis for the financial advisors’ analysis. The forecast represents year-over-year performance for a five-year period, forecasting a 5% growth rate each year.

MISCOR Management Forecast (dollars in thousands):

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
Revenue	$52,675	$59,425	$63,719	$66,905	$70,250
EBITDA(1)	$6,643	$9,337	$10,824	$11,700	$12,636
Net Income	$4,421	$7,324	$7,645	$6,588	$7,149
Total Assets	$26,349	$31,482	$39,427	$46,287	$53,722
Total Liabilities and Equity	$26,349	$31,482	$39,427	$46,287	$53,722

(1)	For purposes of the MISCOR Management Forecast, EBITDA is defined as income (loss) from operations, plus interest expense, depreciation and amortization expense and income tax expense.

Important Information About the Unaudited Financial Projections

While the unaudited financial projections summarized above in the sections titled “—Certain Financial Projections Utilized by IES’ Board of Directors and IES’ Financial Advisors” beginning on page 71 and “—Certain Financial Projections Utilized by MISCOR’s Board of Directors and MISCOR’s Financial Advisor” beginning on page 72 were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” beginning on pages 30 and 117 respectively, all of which are difficult to predict and many of which are beyond the control of IES and MISCOR, respectively, and will be beyond the control of the combined corporation. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the transactions are completed. As a result, the unaudited financial projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

The unaudited financial projections were prepared solely for internal use by IES or MISCOR, as the case may be, and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of IES management and MISCOR management, the respective forecasts prepared by them were prepared on a reasonable basis based on the best information available to IES management and MISCOR management, respectively, at the time of their preparation. The unaudited financial projections, however, are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the unaudited financial projections reflect any impact of the transactions.

All of the unaudited financial projections summarized in this section were prepared by and are the responsibility of the management of IES or MISCOR, as the case may be. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms included in this joint proxy statement/prospectus relate to the historical financial information of IES and MISCOR, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of IES and MISCOR, neither IES, MISCOR nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of IES or MISCOR compared to the information contained in the financial projections. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither IES, MISCOR nor, following completion of the transactions, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the unaudited financial projections contained in this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

Opinion of IES’ Financial Adviser

IES has engaged Stifel to provide a fairness opinion in connection with the merger. In connection with this engagement, the IES board of directors requested that Stifel evaluate the fairness, as of the date of such opinion, from a financial point of view, to IES, of the merger consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement. On March 11, 2013, at a meeting of the IES board of directors held to evaluate the merger, Stifel rendered to the board an oral opinion, confirmed by delivery of a written opinion dated March 11, 2013, to the effect that, as of such date and based on and subject to the matters described in its opinion, the aggregate merger consideration to be paid by IES to the holders of MISCOR common stock in the merger was fair to IES, from a financial point of view.

The full text of Stifel’s written opinion, dated March 11, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Stifel’s opinion was provided for the information of, and directed to, the IES board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s opinion does not constitute a recommendation to the IES board of directors as to how the board of directors should vote on the merger or to any holder of IES or MISCOR common stock as to how any such holder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of IES should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a shareholder of MISCOR should elect to receive Cash Consideration or Stock Consideration. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to IES and does not address the underlying business decision of the IES board of directors or IES to proceed with or effect the merger. Stifel was not requested to, and did not, explore alternatives to the merger or solicit the interest of any other parties in pursuing transactions with IES. This summary of Stifel’s opinion is qualified in its entirety by reference to the full text of its opinion.

In connection with its opinion, Stifel, among other things:

•	discussed the merger and related matters with IES’ counsel and reviewed a draft copy of the merger agreement dated March 8, 2013;

•

reviewed the audited consolidated financial statements of MISCOR contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012, with 2012 being in draft form, and unaudited consolidated financial statements of MISCOR contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

•

reviewed the audited consolidated financial statements of IES contained in its Annual Reports on Form 10-K for the three years ended September 30, 2012 and the unaudited consolidated financial statements of IES contained in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012;

•	reviewed and discussed with IES’ management certain other publicly available information concerning IES and MISCOR;

•

reviewed certain non-public information concerning IES, including internal financial analyses and forecasts prepared by its management and held discussions with IES’ senior management, including with respect to estimates of certain cost savings, operating synergies, merger charges, the pro forma financial impact of the merger on IES and recent developments;

•

reviewed certain non-public information concerning MISCOR, including internal financial analyses and forecasts prepared by its management and held discussion with MISCOR’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	reviewed the reported prices and trading activity of the equity securities of each of MISCOR and IES;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its opinion; and

•

took into account Stifel’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of MISCOR’s and IES’ industries generally.

In connection with its review, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of MISCOR or IES, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by MISCOR and IES

(including, without limitation, potential cost savings and operating synergies realized by a potential acquirer and MISCOR’s projected Net Debt), Stifel assumed, at the direction of MISCOR, that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of MISCOR and IES, as applicable, as to the future operating and financial performance of MISCOR and IES, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MISCOR or IES, or the number of shares of MISCOR common stock on a fully diluted basis, in each case since the date of the last financial statements of each company made available to Stifel. Stifel also assumed, without independent verification and with the consent of the IES board of directors, that the aggregate allowances for loan losses set forth in the respective financial statements of MISCOR and IES are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either MISCOR’s or IES’ assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did Stifel review loan or credit files of MISCOR or IES, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.

Stifel’s opinion was limited to whether the merger consideration to be paid by IES to the holders of MISCOR common stock in the merger was fair, as of March 11, 2013, to IES, from a financial point of view, and did not address any other terms, aspects or implications of the merger including, without limitation, the form or structure of the merger, any consequences of the merger on IES, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. Stifel’s opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by IES’ board of directors or IES; (ii) the legal, tax or accounting consequences of the merger on IES; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of IES or MISCOR, or any class of such persons; (iv) the fairness of the merger or the amount or nature of the merger consideration to any particular stockholder of IES (specifically including Tontine and its affiliates), which are or may be stockholders of IES and MISCOR); (v) whether IES has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration component of the merger consideration to the holders of shares of MISCOR common stock at the closing of the merger; or (vi) the election by holders of shares of MISCOR common stock to receive the Stock Consideration or the Cash Consideration, or any combination thereof, or the actual allocation of the merger consideration between the Stock Consideration and the Cash Consideration among holders of shares of MISCOR common stock (including, without limitation, any re-allocation of the merger consideration pursuant to the merger agreement). Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which IES’ securities will trade following public announcement or consummation of the merger.

Stifel’s opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of IES or its advisors, or information otherwise reviewed by Stifel, as of the date of its opinion. It is understood that subsequent developments may affect the conclusion reached in Stifel’s opinion and that Stifel does not have any obligation to update, revise or reaffirm its opinion. Further, Stifel expressed no opinion or view as to any potential effects of volatility in the credit, financial and stock markets on MISCOR, IES or the merger. Stifel also assumed that the merger would be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by MISCOR or any other party and without any adjustment to the merger consideration (other than as expressly contemplated by the merger agreement), and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on MISCOR, IES or the merger. Stifel assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that IES relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to IES, the merger and the merger agreement.

This summary is not a complete description of Stifel’s opinion or the financial analyses performed and factors considered by Stifel in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, a financial opinion is not readily susceptible to summary description. Stifel arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Stifel believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Stifel’s analyses and opinion.

In performing its analyses, Stifel considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond MISCOR’s control and are not necessarily indicative of current market conditions. No company, business or transaction used in the analyses is identical to MISCOR or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The assumptions and estimates contained in Stifel’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, Stifel’s analyses are inherently subject to substantial uncertainty.

Stifel was not requested to, and it did not, recommend the specific consideration payable in the merger. The type and amount of consideration payable in the merger were determined through negotiation between MISCOR and IES and was approved by the disinterested members of the IES board of directors. The decision to enter into the merger agreement was solely that of the disinterested members of the IES board of directors. Stifel’s opinion and financial analysis was only one of many factors considered by the IES board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the IES board of directors or IES’ management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with the IES board of directors in connection with the delivery of Stifel’s opinion dated March 11, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Stifel’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Stifel’s financial analyses.

Financial Analysis Related to MISCOR

Selected Company Analysis. Based on public and other available information, Stifel calculated MISCOR’s implied enterprise value (which Stifel defined as fully diluted market capitalization, plus total debt less cash and cash equivalents) and MISCOR’s implied fully diluted equity value, in each case, using multiples of last twelve months (“LTM”) earnings before interest, taxes, stock-based compensation, depreciation and amortization, or “EBITDA”, and projected calendar year (“CY”) 2013 EBITDA and net income, which multiples were implied by the estimated enterprise values and equity values, and projected EBITDA and net income of the selected companies listed below. LTM and projected CY 2013 information for MISCOR was provided by IES management. Projections for the selected companies were based upon First Call Consensus estimates, publicly available investment banking research and public filings.

	Equity Value	Enterprise Value	EBITDA		Net Income	EPS
Industrial Specialty Contractor			LTM	CY 2013P	CY 2013P	CY 2013P
	($ in millions, except per share figures)
The Babcock & Wilcox Company	$3,256.8	$2,805.5	$351.0	$435.1	$263.1	$2.30
Graham Corp.	$238.6	$183.7	$12.3	$20.5	$11.9	$1.11
Global Power Equipment Group Inc.	$309.6	$277.7	$24.1	$31.3	$16.4	$0.94
Integrated Electrical Services, Inc.	$85.3	$69.4	$7.9	NA	NA	NA
Matrix Service Company	$435.2	$405.5	$42.1	$61.7	$29.4	$1.07
MYR Group, Inc.	$511.6	$491.7	$79.9	$88.9	$37.8	$1.81
Pike Electric Corporation	$515.1	$720.2	$105.8	$91.3	$23.4	$0.65

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	7.4x	8.8x	9.4x	10.6x
CY 2013 Projected (“P”) EBITDA	6.5x	7.2x	7.4x	8.6x
Equity Value to:
CY 2013P net income	13.8x	17.4x	17.3x	20.9x

The multiples derived from the implied estimated enterprise values and equity values, and applicable EBITDA and net income of the companies listed above, were calculated using data that excluded all extraordinary items and non-recurring charges.

The ranges of implied MISCOR per share equity values below were each calculated based on a range of EBITDA or net income multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected companies listed above. In each case, Stifel multiplied these ranges of EBITDA multiples by MISCOR’s actual or estimated EBITDA, as applicable, to calculate enterprise value, and subtracted MISCOR’s net debt position (calculated as total debt less cash and cash equivalents) to derive equity value. Using the Treasury Stock Method, Stifel then derived MISCOR’s implied per share equity value. Stifel also multiplied these ranges of EBITDA multiples by MISCOR’s actual or estimated net income, as applicable, to calculate equity value. Using the Treasury Stock Method to calculate MISCOR’s fully diluted shares outstanding, Stifel then derived MISCOR’s implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$2.35	$3.62
CY 2013P EBITDA	$2.43	$3.44
Equity Value to:
CY 2013P Net Income	$3.59	$5.41

Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was assumed to be $1.57.

Although no company utilized in the selected company analysis is identical to MISCOR, the selected companies were chosen because they are publicly traded companies that operate in a similar industry as MISCOR and have lines of business and financial and operating characteristics similar to MISCOR. Using its professional judgment, Stifel determined that these selected companies were the most appropriate for this analysis. Stifel did not identify any other companies for this purpose. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond MISCOR’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in MISCOR’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis. Based on public and other available information, Stifel calculated MISCOR’s implied enterprise value based on multiples of LTM EBITDA, implied by the fourteen (14) acquisitions of companies listed below in the specialty contractor industry announced since January 1, 2010. The acquisitions reviewed in this analysis were the following:

Effective Date	Acquirer	Target	Enterprise Value	LTM EBITDA
			($ in millions)
Announced	Energy Capital Partners	EnergySolutions, Inc.	$1,100.0	$155.9
Announced	KS International, LLC	Michael Baker Corporation	$167.6	$34.7
2/13/2013	Chicago Bridge & Iron Company N.V.	The Shaw Group Inc.	$3,288.8	$165.4
12/28/2012	Clean Harbors, Inc.	Safety-Kleen, Inc.	$1,250.0	$147.7
7/11/2012	DXP Enterprises, Inc.	HSE Integrated Ltd.	$80.8	$15.7
5/16/2012	Insight Equity	Flanders Corporation	$192.5	$11.8
5/14/2012	URS Corporation	Flint Energy Services Limited	$1,488.7	$134.5
5/8/2012	Wabash National Corp.	Walker Group Holdings LLC	$364.0	$52.8
11/10/2011	CH2M Hill Europe Limited	Halcrow Holdings Ltd.	$356.9	$20.0
8/2/2011	Aegion Corporation	Hockway Ltd.	$6.1	$0.9
6/30/2011	Aegion Corporation	CRTS, Inc.	$39.0	$3.8
11/12/2010	Primoris Services Corporation	Rockford Corporation	$92.5	$10.0
7/13/2010	The Churchill Corporation	Seacliff Construction Corp.	$315.0	$38.8
7/1/2010	Willbros Group Inc.	InfrastruX Group, Inc.	$480.0	$15.9

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	6.8 x	7.6x	7.8x	9.1x

The ranges of implied MISCOR per share equity values below were each calculated based on a range of EBITDA multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected transaction listed above. In each case, Stifel multiplied this range of EBITDA multiples by MISCOR’s actual EBITDA to calculate enterprise value, and subtracted MISCOR’s net debt position to derive equity value. Using the Treasury Stock Method to calculate MISCOR’s fully diluted shares outstanding, Stifel then derived MISCOR’s implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$2.11	$3.02

Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the Merger was assumed to be $1.57.

While no transaction used in the selected precedent transactions analysis is identical to the merger and no company that participated in the selected precedent transactions analysis is identical to MISCOR, Stifel chose such transactions based on, among other things, a review of transactions involving companies in the specialty contractor industry announced since January 1, 2010, Stifel’s knowledge about MISCOR, the industries in which MISCOR operates, the geographical and operational nature of MISCOR’s business and the similarity of the applicable target companies in the selected precedent transactions to MISCOR with respect to the size, mix, margins and other characteristics of their businesses. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies and other factors that could affect the public trading value of the companies and the transactions to which MISCOR and the merger are being compared.

Premiums Paid Analysis.    Stifel reviewed the consideration paid in the forty (40) majority acquisitions of U.S. target companies announced between January 1, 2012 and March 8, 2013 with transaction values ranging between $0 and $100 million. Stifel calculated the premium paid in each of these transactions over each applicable target company’s closing stock price on the last trading day prior to announcement of the acquisition offer or the date that knowledge of a potential transaction became public. In addition, Stifel calculated the implied premium to each target company’s average stock price five (5) days prior to the announcement date, and the implied premium to the average stock price thirty (30) days prior to the announcement date.

	Premium One Day prior to Announcement	Premium Five Days prior to Announcement	Premium 30 Days prior to Announcement
3rd Quartile	62.8%	61.9%	67.4%
Mean	44.7%	44.3%	47.1%
Median	40.3%	41.2%	41.6%
1st Quartile	20.2%	24.8%	25.0%

With respect to each of the analyses above, Stifel noted that the premiums implied by the proposed acquisition by IES were 21.1%, 19.6% and 25.0%, respectively, for the one day, one week and one month periods prior to the date of the Stifel opinion.

Using a reference range of first quartile to third quartile for each time period listed above, Stifel performed a premiums paid analysis using the closing prices per share of MISCOR’s common stock for the periods 1-day, 5-days and 30-days prior to March 8, 2013. This analysis indicated a range of implied value per share of MISCOR common stock of approximately $1.56 to $2.13. Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was assumed to be $1.57.

Discounted Cash Flow Analysis. Stifel performed a discounted cash flow analysis of MISCOR based on the forecasts prepared by the management of IES through 2017. Stifel estimated the terminal value of the projected cash flows by applying terminal multiples to IES’ estimated 2017 EBITDA for MISCOR, which multiples ranged from 6.9x to 7.9x. This range of terminal multiples was selected based on a review of MISCOR’s and other companies current and historical trading multiples reviewed in connection with the companies identified under the caption “—Selected Company Analysis.” Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.7% to 16.7%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization. This analysis indicated a range of aggregate values, which were then decreased by MISCOR’s Net Debt of $7.2 million, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $2.24 to $2.70. Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was $1.57. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Stifel’s analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which MISCOR common stock may trade in the public markets.

Financial Analysis Related to IES

As a portion of the consideration to be received by holders of MISCOR common stock in the merger would consist of shares of IES common stock, Stifel performed the financial analyses summarized below in order to derive the implied per share equity reference ranges for IES, against which Stifel compared the per share closing price of IES common stock on March 8, 2013.

Selected Company Analysis. Based on public and other available information, Stifel calculated IES’ implied enterprise value (which Stifel defined as fully diluted market capitalization, plus total debt less cash and cash equivalents) and IES’ implied fully diluted equity value, in each case, using multiples of last twelve months (“LTM”) earnings before interest, taxes, stock-based compensation, depreciation and amortization, or “EBITDA”, and projected calendar year (“CY”) 2013 EBITDA and net income, which multiples were implied by the estimated enterprise values and equity values, and projected EBITDA and net income of the selected companies listed below. LTM and projected CY 2013 information for IES was provided by IES management. Projections for the selected companies were based upon First Call Consensus estimates, publicly available investment banking research and public filings.

	Equity Value	Enterprise Value	EBITDA		Net Income	EPS
General Specialty Contractor			LTM	CY 2013P	CY 2013P	CY 2013P
	($ in millions, except per share figures)
Comfort Systems USA Inc.	$479.6	$463.2	$42.4	$45.8	$14.8	$0.39
EMCOR Group Inc.	$2,683.6	$2,240.4	$304.7	$331.1	$159.9	$2.36
MYR Group, Inc.	$511.6	$491.7	$79.9	$88.9	$37.8	$1.81
Pike Electric Corporation	$515.1	$720.2	$105.8	$91.3	$23.4	$0.65
Primoris Services Corporation	$1,042.8	$1,038.7	$130.1	$151.4	$68.4	$1.30

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	6.8x	7.4x	7.8x	8.0x
CY 2013 Projected (“P”) EBITDA	6.8x	6.9x	7.4x	7.9x
Equity Value to:
CY 2013P net income	15.6x	16.8x	20.3x	22.5x

The multiples derived from the implied estimated enterprise values and equity values, and applicable EBITDA and net income of the companies listed above, were calculated using data that excluded all extraordinary items and non-recurring charges.

The ranges of implied IES per share equity values below were each calculated based on a range of EBITDA or net income multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected companies listed above. In each case, Stifel multiplied these ranges of EBITDA multiples by IES’ actual or estimated EBITDA, as applicable, to calculate enterprise value, and subtracted IES’ net debt position (calculated as total debt less cash and cash equivalents) to derive equity value. Using the Treasury Stock Method, Stifel then derived IES’ implied per share equity value. Stifel also multiplied these ranges of EBITDA multiples by IES’ actual or estimated net income, as applicable, to calculate equity value. Using the Treasury Stock Method to calculate IES’ fully diluted shares outstanding, Stifel then derived IES’ implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$4.66	$5.27
CY 2013P EBITDA	$5.35	$6.06
Equity Value to:
CY 2013P Net Income	$4.21	$5.16

Stifel noted that the per share closing price of IES common stock on March 8, 2013 was $5.72.

Although no company utilized in the selected company analysis is identical to IES, the selected companies were chosen because they are publicly traded companies that operate in a similar industry as IES and have lines of business and financial and operating characteristics similar to IES. Using its professional judgment, Stifel determined that these selected companies were the most appropriate for this analysis. Stifel did not identify any other companies for this purpose. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond IES’ control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in IES’ financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis. Stifel performed a discounted cash flow analysis of IES based on the forecasts prepared by the management of IES through 2017. Stifel estimated the terminal value of the projected cash flows by applying terminal multiples to IES’ estimated 2017 EBITDA for IES, which multiples ranged from 6.3x to 7.3x. This range of terminal multiples was selected based on a review of MISCOR’s and other companies current and historical trading multiples reviewed in connection with the companies identified under the caption “—Selected Company Analysis.” Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.6% to 16.6%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization ratios. This analysis indicated a range of aggregate values, which were then increased by IES’ net cash of $16.0 million, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $6.65 to $7.62. Stifel noted that the per share closing price of IES common stock on March 8, 2013 was $5.72. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Stifel’s analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which IES common stock may trade in the public markets.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel’s opinion letter, Stifel was of the opinion that, as of March 11, 2013, the consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to IES.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of MISCOR.

Miscellaneous

Stifel acted as financial advisor to the IES board of directors and received a fee of $250,000 upon the delivery of its opinion that is not contingent upon consummation of the merger (the “Opinion Fee”). IES has also agreed to reimburse Stifel for certain of its expenses incurred in connection with Stifel’s engagement. Stifel will not receive any payment or compensation contingent upon the successful consummation of the merger. In addition,

IES has agreed to indemnify Stifel for certain liabilities arising out of its engagement. In the ordinary course of business, Stifel and its clients may transact in the equity securities of MISCOR or IES and may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received by Stifel as a result of the relationship between Stifel and any party to the merger. Stifel may seek to provide investment banking services to IES in the future, for which Stifel would seek customary compensation. Stifel has consented in writing to the inclusion of its opinion as an annex to this joint proxy statement/prospectus.

Opinion of MISCOR’s Financial Adviser

Western Reserve rendered its opinion to MISCOR’s board of directors that, as of March 13, 2013, and based upon and subject to the factors and assumptions set forth in its opinion, the Cash Consideration of $1.415 per share of MISCOR common stock to be paid to the holders of such shares is fair from a financial point of view to such holders. The opinion of Western Reserve was necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to it as of March 13, 2013.

The full text of Western Reserve’s written opinion, dated March 13, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters and factors considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of Western Reserve’s opinion is qualified in its entirety by reference to the full text of the opinion. Western Reserve’s opinion, the issuance of which was approved by Western Reserve’s internal valuation and fairness opinion committee, was provided to the MISCOR board of directors in connection with its evaluation of the proposed transaction contemplated by the merger agreement and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the MISCOR shareholders of the Cash Consideration to be received by the shareholders of MISCOR (other than other than IES and its affiliates (including Tontine). Western Reserve’s opinion does not address any other aspect of the transaction, including the tax consequences of the transaction to MISCOR, IES or the shareholders of MISCOR or IES, the underlying business decision of MISCOR to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for MISCOR or the effect of any other transactions in which MISCOR may engage, and does not constitute a recommendation to the shareholders of MISCOR or stockholders of IES as to how to vote at any stockholders meetings held in connection with the transaction. Western Reserve’s opinion expressly assumes that all of MISCOR’s shareholders, other than IES and its affiliates (including Tontine), elect to receive Cash Consideration and therefore expresses no opinion as to what the value of IES’ shares actually will be when issued or the price at which IES’ shares will trade at any time.

In connection with this opinion, Western Reserve has made such reviews, analyses and inquiries as deemed necessary and appropriate under the circumstances. Western Reserve also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation and with respect to similar transactions. Western Reserve’s procedures, investigations, and financial analysis with respect to the preparation of this opinion included, but were not limited to, the following: (i) a draft of the merger agreement, dated March 12, 2013, which Western Reserve understood to be in substantially final form; (ii) publicly available information and SEC filings related to MISCOR, including the 2012 and 2011 Annual Reports on Form 10-K and the Quarterly Report on Form 10-Q of MISCOR for the third fiscal quarter ended September 30, 2012; (iii) certain other internal information, primarily financial in nature, including internal 2012 financial estimates and financial projections for fiscal years 2013 through 2015, concerning the business and operations of MISCOR, as furnished to Western Reserve by MISCOR for purposes of our analyses; (iv) financial projections for fiscal years 2016 and 2017 that were reviewed and approved by management of MISCOR; (v) publicly available information with respect to certain other companies that Western Reserve believes to be comparable to MISCOR and the historical trading price and volume of such other companies’ securities;

(vi) publicly available information concerning the nature and terms of certain other transactions that Western Reserve considered relevant to its inquiry; (vii) certain valuation and comparative analyses, using generally accepted valuation and analytical techniques, that Western Reserve deemed relevant; (viii) Western Reserve’s analysis of MISCOR’s historical share price performance and trading volume; (ix) visits to MISCOR’s facilities and interviews with the management of MISCOR relating to its current and projected operations and financial condition; and (x) such other data and information Western Reserve judged necessary or appropriate to render its opinion.

Western Reserve’s opinion addressed only the fairness, from a financial point of view, to the shareholders of MISCOR (other than other than IES and its affiliates (including Tontine)) of the Cash Consideration to be received by such holders in the merger, expressly assumed that all of MISCOR’s shareholders, other than IES and its affiliates (including Tontine), elect to receive Cash Consideration and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

In Western Reserve’s review and analysis and in arriving at its opinion, Western Reserve has assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and has assumed and relied upon as fact that all information supplied and representations made by MISCOR management regarding MISCOR and the merger are substantially accurate in all respects material to Western Reserve’s analysis, and has assumed and relied upon the representations and warranties of MISCOR and IES contained in the merger agreement. Western Reserve has not been engaged to, and has not independently attempted to, verify any of such information. Western Reserve has assumed that information supplied and representations made by MISCOR management regarding MISCOR and the merger are substantially accurate in all respects material to Western Reserve’s analysis. Western Reserve has also relied upon the management of MISCOR as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to Western Reserve and, with MISCOR’s consent, Western Reserve has assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of MISCOR. Western Reserve was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and expressed no view as to such projections or assumptions. Also, Western Reserve did not conduct an appraisal of any of the assets, properties or facilities of MISCOR.

Western Reserve was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement or the form of the merger. In rendering its opinion, Western Reserve assumed, with MISCOR’s consent, that the final executed form of the merger agreement did not differ in any material respect from the last draft that Western Reserve received. In addition, Western Reserve assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained, all other conditions to the merger as set forth in the merger agreement will be satisfied, and that the merger will be consummated on a timely basis in the manner contemplated by the merger agreement. Western Reserve did not solicit, nor was it asked to solicit, third party interest in any transaction involving MISCOR prior to the rendering of this opinion.

It should be noted that Western Reserve’s opinion is necessarily based upon economic and market conditions and other circumstances existing on, and information made available as of, the date of the opinion as they could be evaluated on that date and does not address any matters subsequent to such date. Western Reserve has assumed that all of the conditions required to implement the merger will be satisfied, that the merger will be completed in accordance with the merger agreement without any material amendments thereto or any material waivers or delays of any terms or conditions thereof, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on MISCOR or the consummation of the merger. Also, Western Reserve’s opinion does not address either MISCOR’s or IES’ underlying business decision to effect the merger or any other terms of the merger agreement. In addition, it should be noted that although subsequent developments may affect this opinion, Western Reserve does not have any obligation to update, revise or reaffirm its opinion.

In preparing its opinion to the MISCOR board of directors, Western Reserve performed a variety of analyses, including those described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Western Reserve’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Western Reserve arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, specific conclusions from any individual analysis, analytic method or factor, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Cash Consideration. Accordingly, Western Reserve believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2013, and is not necessarily indicative of current market conditions.

No company, business or transaction used in Western Reserve’s analyses for comparative purposes is identical to MISCOR or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Western Reserve did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Western Reserve’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond MISCOR’s control and the control of Western Reserve. Much of the information used in, and accordingly the results of, Western Reserve’s analyses are inherently subject to substantial uncertainty.

Historical Stock Trading Analyses

Western Reserve reviewed historical closing prices and trading volumes of MISCOR common stock and noted the following:

•	MISCOR common stock traded at a 52-week high closing price of $1.38 per share on March 3, 2013, and a 52-week low closing price of $0.31 per share on March 27, 2012;

•	Between January 1, 2009 and March 12, 2013, MISCOR common stock closed below the Cash Consideration of $1.415 per share 99.6% of the time, on a weighted average price basis; and

•

The Cash Consideration of $1.415 per share represents premiums of 8.8%, 10.0%, and 16.0% to MISCOR’s 1-day, 30-day volume-weighted average, and 60-day volume-weighted average closing share prices, respectively.

Book Value Analysis

Western Reserve analyzed MISCOR’s net book value and net tangible book value utilizing MISCOR’s unaudited financial reports for the four week period ending February 24, 2013. Western Reserve calculated MISCOR’s net book value and net tangible book value to be $1.22 per fully diluted share of MISCOR common stock and $0.70 per fully diluted share of MISCOR common stock, respectively. The Cash Consideration of $1.415 per share of MISCOR common stock fell above this range.

Premiums Paid Analysis

To assess the share price premium offered to MISCOR shareholders, Western Reserve reviewed the premiums paid for public target transactions within the Industrial NAIC codes valued less than $250 million that were completed since January 1, 2006. Western Reserve calculated the premium paid in each transaction by comparing the announced transaction value per share to the target company’s stock price four weeks prior to the announcement of the transaction. Western Reserve selected a range around the median premium paid for the public target transactions and applied it to MISCOR’s share price 30 days prior to announcing the merger. This analysis indicated the following valuation range for MISCOR’s share price; Cash Consideration of $1.415 per share of MISCOR common stock fell within this range:

Four-Week Median Stock Price Premiums Paid:		21.8%
MISCOR share price 30 days prior to announcing merger		$1.15

Selected Premium Range	20.0%	—	25.0%
Selected Valuation Range	$1.38	—	$1.44

Reference Public Companies Analysis

In order to assess how the public market values shares of publicly traded companies that have operating characteristics similar to those of MISCOR, Western Reserve reviewed and compared the financial and operating performance of publicly traded companies within the Industrial and Rail Services markets. The Industrial Services group was comprised of five publicly traded companies focused on providing industrial, specialty contracting and engineering services to the metals, infrastructure and other general industrial markets. The Rail Services group was comprised of three publicly traded companies that focused on manufacturing products and components and providing specialty services that serve the rail industry. The selected companies were selected because they had publicly traded equity securities and were deemed to be similar to MISCOR in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Western Reserve identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to MISCOR.

Western Reserve analyzed these two groups, recognizing MISCOR’s separate operating segments. The groups were comprised of the following companies:

Industrial Services	Rail Services
Dycom Industries Inc.	American Railcar Industries
EMCOR Group Inc.	Greenbrier Companies
Harsco Corporation	Westinghouse Air Brake Technologies Corporation
MYR Group, Inc.
Primoris Services Corporation

None of the companies used in this analysis is identical or directly comparable to MISCOR. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Western Reserve examined reference company enterprise values as a multiple of trailing 12 months EBITDA to arrive at its valuation of MISCOR. For each of the selected companies, Western Reserve calculated the applicable company’s ratio of total enterprise value as of March 12, 2013 to its EBITDA as of the trailing 12 months period ending as of the end of the period covered by the applicable company’s most recently filed annual report on Form 10-K or quarterly report on Form 10-Q (“LTM EBITDA”). Enterprise value (“EV”) is calculated as the market value of the company’s equity (as of March 12, 2013); plus the value of the company’s indebtedness, minority interest and preferred stock; minus the company’s cash and cash equivalents.

($ in millions)
Company	Enterprise Value	LTM EBITDA	EV/LTM EBITDA
Industrial Services:
Dycom Industries Inc.	$1,100	$140	7.9x
EMCOR Group Inc.	$2,175	$305	7.1x
Harsco Corporation	$2,929	$458	6.4x
MYR Group, Inc.	$481	$80	6.0x
Primoris Services Corporation	$1,041	$136	7.7x

Median EV/LTM EBITDA Multiple			7.1x

Rail Services:
American Railcar Industries	$1,037	$145	7.1x
Greenbrier Companies	$1,088	$152	7.2x
Westinghouse Air Brake Technologies Corporation	$4,816	$436	11.0x

Median EV/LTM EBITDA Multiple			7.2x

Western Reserve blended the median EV / LTM EBITDA multiple of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012. Based on its professional judgment and after considering, among other things, applicable discounts for differences in size, growth, profitability, liquidity and customer concentration between the Company and the reference public companies, as well as applicable equity control premiums to account for value not implicit in the reference companies’ public minority share valuations, Western Reserve utilized an adjusted EV / EBITDA valuation range of approximately 4.9x to 5.9x EV / trailing 12 months EBITDA (trailing 12 months as of February 24, 2013). This implied a valuation range of per share values for MISCOR of $1.13 to $1.50. The Cash Consideration of $1.415 per share of MISCOR common stock fell within this range.

The following table summarizes this analysis:

Trading Multiples Analysis:
				Weight
Industrial Services Median EV/EBITDA Multiple			7.1x	56%
Rail Services Median EV/EBITDA Multiple			7.2x	44%

Reference Companies Blended Median EV/EBITDA Multiple			7.1x
Comparability Discount Relative to Size, Growth, Profitability, Customer			(25.0%)
Concentration

Adjusted Reference Companies EV/EBITDA Multiple			5.4x
Adjusted Multiple Range (+/- 0.5x)	4.9x		—	5.9x
Applied Discount for Illiquidity (15%)	(0.7x	)		(0.9x )
Applied Premium for Control Share Valuation (20%)	0.8x		—	1.0x

Adjusted EV / EBITDA Valuation Multiple Range	4.9X		—	5.9X
*multiples do not add due to rounding

Implied Equity Value per Fully Diluted Share	$1.13		—	$1.50

Western Reserve also examined reference company enterprise values as a multiple of their three-year average EBITDA to supplement the Reference Public Company Analysis. For each of the selected companies, Western Reserve calculated the applicable company’s ratio of total enterprise value as of March 12, 2013 to the average EBITDA of the last three fiscal years covered by the applicable company’s filed annual reports on Form 10-K (“Average EBITDA”).

($ in millions)
Company	Enterprise Value	Average EBITDA	EV/Average EBITDA
Industrial Services:
Dycom Industries Inc.	$1,100	$105	10.5x
EMCOR Group Inc.	$2,175	$208	7.8x
Harsco Corporation	$2,929	$479	6.1x
MYR Group, Inc.	$481	$56	8.6x
Primoris Services Corporation	$1,041	$117	8.9x

Median EV/Avg. EBITDA Multiple			9.4x
Rail Services:
American Railcar Industries	$1,037	$69	15.0x
Greenbrier Companies	$1,088	$106	10.2x
Westinghouse Air Brake Technologies Corporation	$4,816	$338	14.2x

Median EV/Avg. EBITDA Multiple			14.2x

Western Reserve blended the median EV / Average EBITDA multiple of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012. Western Reserve then utilized the median EV / Average EBITDA multiple and, based on its professional judgment, applied the same discounts used in its EV / LTM EBITDA analysis above to derive an adjusted median range of 7.9x to 8.9x. Western Reserve multiplied MISCOR’s Average EBITDA to the discounted median range and subtracted MISCOR’s average net debt over fiscal years 2010, 2011 and 2012 to derive a range of implied equity values for shares of MISCOR common stock. On a per share basis, the valuation range was between $0.87 and $1.08. The Cash Consideration of $1.415 per share of MISCOR common stock fell above this range.

The following table summarizes this analysis:

Trading Multiples Analysis:
				Weight
Industrial Services Median EV/EBITDA Multiple			8.6x	56%
Rail Services Median EV/EBITDA Multiple			14.2x	44%

Reference Companies Blended Median EV/EBITDA Multiple			11.1x
Comparability Discount Relative to Size, Growth, Profitability, Customer Concentration			(25.0%)

Adjusted Reference Companies EV/EBITDA Multiple			8.3x
Adjusted Multiple Range (+/- 0.5x)	7.8x		—	8.8x
Applied Discount for Illiquidity (15%)	(1.2x	)		(1.3x )
Applied Premium for Control Share Valuation (20%)	1.3x		—	1.5x

Adjusted EV / EBITDA Valuation Multiple Range	7.9X		—	8.9X
*multiples do not add due to rounding

Implied Equity Value per Fully Diluted Share	$0.87		—	$1.08

Reference M&A Transaction Analysis:

Western Reserve compared MISCOR to target companies involved in control sale transactions. Using publicly available information and, in one instance, Western Reserve’s proprietary data, Western Reserve reviewed and compared multiples paid in 14 precedent transactions with announcement dates ranging from February 2006 to May 2012 for purposes of its analysis, as shown in the table below. Similar to the Reference Public Companies Analysis, Western Reserve examined acquisitions of both Industrial Services and Rail Services companies.

Announcement	Target	Acquirer
Industrial Services:
May 2012	Taylor & Goodman Limited	Peja Producten B.V.
April 2011	Mccaine Electric Ltd.	Churchill Corp.
July 2010	Seacliff Construction Corp.	Churchill Corp.
June 2010	Castle Support Services PLC	Sulzer (UK) Holdings Limited
April 2009	Lockerbie & Hole Inc.	Aecon Group Inc.
February 2008	Electro-Mec, Inc.	Integrated Power Services
February 2006	Dowding and Mills plc	North Atlantic Value Fund and Starlight Investments
Rail Services:
April 2012	Cudahy Car Shop, Inc.	Watco Companies, LLC
February 2011	Waycross Railcar	CF Rail Service
November 2010	DTE Rail Services, Inc.	FreightCar America Inc.
December 2010	Portec Rail Products Inc.	Foster Thomas, Inc.
August 2010	Electro-Motive Diesel, Inc.	Progress Rail Services Corporation
January 2010	American Railcar Industries, Inc.	Icahn Enterprises, L.P.
March 2008	American Allied Railway Equipment Co., Inc.	Greenbrier Rail Services, LLC

None of the acquired companies used in this analysis are identical or directly comparable to MISCOR. Accordingly, an evaluation of the results of this analysis was not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning these transactions and how they could be viewed relative to the proposed merger.

Western Reserve examined enterprise values as a multiple of EBITDA in conducting this analysis. Western Reserve calculated these multiples by dividing the acquired company’s enterprise value by its most recent trailing 12 months EBITDA prior to the transaction. Western Reserve blended the median EV / LTM EBITDA multiples of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012.

Based on its professional judgment and after considering, among other things, applicable discounts for differences in size, growth and profitability between the Company and the reference transaction target companies, Western Reserve utilized an adjusted valuation range of 4.4x to 5.4x EV / EBITDA. This analysis implied a fully diluted per share valuation range of $0.96 to $1.32. The Cash Consideration of $1.415 per share of MISCOR common stock fell above this range.

The following table summarizes this analysis:

Reference M&A Transaction Analysis:
		Weight
Industrial Services Median EV/EBITDA Multiple	5.8x	56%
Rail Services Median EV/EBITDA Multiple	5.8x	44%

Reference M&A Transaction Analysis Blended Median EV/EBITDA Multiple	5.8x

Comparability Discount Relative to Size, Growth, and		(15.0%)
Profitability
Adjusted Reference Transaction Analysis EV / EBITDA		4.9x
Multiple
Adjusted EV/EBITDA Multiple Range (+/- 0.5x)	4.4x	—	5.4x
Implied Equity Value per Fully Diluted Share	$0.96	—	$1.32

Discounted Cash Flow Analysis

Based on its analysis of MISCOR’s financial projections for the years ending 2013 through 2017, Western Reserve performed two discounted cash flow analyses, one that assessed MISCOR’s equity value under a “status quo” scenario (as per discussions with and guidance from MISCOR’s management) and one that assessed MISCOR’s equity value under a “go-private” scenario. In both scenarios, Western Reserve discounted to a present value MISCOR’s projected stream of free cash flows for the years 2013 through 2017 (using MISCOR’s management projections) and for an estimated terminal value, each adjusted for certain projected non-cash items (such as depreciation and amortization), tax assumptions, projected capital expenditures and projected changes in net non-cash working capital. Based on its professional judgment and after taking into consideration, among other things, an estimate of the weighted average cost of capital (“WACC”) for the Referenced Public Companies, an equity size premium related to the Company’s market capitalization and a Company-specific risk premium, the discounted cash flow analysis was conducted based on an estimated weighted average cost of capital for MISCOR of 33.0%. Western Reserve calculated the estimated terminal value of MISCOR at the end of the forecast period by applying a Gordon Growth Model calculation and, based on its professional judgment, a 3.0% perpetuity growth rate on MISCOR’s 2018 free cash flow and a discount factor of 33.0%. In both scenarios, Western Reserve conducted a sensitivity analysis using a WACC range of 30.0% to 36.0% and a perpetuity growth rate range of 2.0% to 4.0%, in addition to using the Company’s net debt balance as of February 24, 2013 of $7,340.

The following table summarizes this analysis:

Discounted Cash Flow Analysis:
	Industrial Services		Rail Services
Estimated Weighted Average Cost of Capital
Estimate WACC of Reference Public Companies	8.1%		10.1%
Equity Size Premium	12.1%		12.1%
Company Specific Risk Premium	15.0%		15.0%

WACC (assuming 70% Equity/30% Debt Capital Structure)	31.6%		33.6%
Assumed Range of Costs of Capital	30%	—	36%
Assumed Range of Perpetuity Growth Rates	2.0%	—	4.0%
Implied Equity Value per Fully Diluted Share
Status Quo Scenario	$1.31	—	$1.45
Go-Private Scenario	$1.03	—	$1.16
Under the “status quo” scenario, MISCOR’s projected cash flows were based on the assumption that MISCOR would continue realizing the full benefits of its net operating loss carryforwards (“NOLs”), estimated to be $17.2 million and generally expiring through 2030. The “status quo” sensitivity analysis suggested a range of per share values for MISCOR common stock of $1.31 to $1.45. Under the “go-private” scenario, MISCOR’s projected cash flows were adjusted assuming that MISCOR had effected a transaction that changed the Company’s ownership base by at least 50% (as would occur under the proposed merger), and, as such, would under applicable tax law, be limited on an annual basis to realize only a portion of its NOLs totaling $544 per year through their expiration. The “go private” sensitivity analysis suggested a range of per share values for MISCOR common stock of $1.03 to $1.16. The Cash Consideration of $1.415 per share of MISCOR common stock fell within the suggested range under the “status quo” scenario and above the range under the “go private” scenario.

Leveraged Buyout Analysis

Western Reserve performed a leveraged acquisition analysis in order to ascertain the price at which an acquisition of MISCOR would be attractive to a potential financial buyer. Western Reserve performed this analysis using MISCOR’s projections and based the analysis on the following assumptions:

•	a buyer of MISCOR would be able use MISCOR’s trailing 12 month EBITDA as of February 24, 2013 (“LTM February 2013 EBITDA”) as a basis to raise debt capital;

•	total indebtedness of $10.5 million, comprised of senior term debt (1.5x LTM February 2013 EBITDA), and subordinated debt (1.0x LTM February 2013 EBITDA)

•	a range of projected EBITDA exit multiples in 2017 of 5.25x to 5.75x; and

•	an equity investment that would achieve a rate of return of at least 25.0%.

Based on these assumptions, Western Reserve generated a range of likely equity investments, which implied a leveraged acquisition price per share range for MISCOR common stock of $1.25 to $1.43. The Cash Consideration of $1.415 per share of MISCOR common stock fell within the implied range.

Miscellaneous

The summary set forth above describes the principal analyses performed by Western Reserve in connection with its opinion delivered to the MISCOR board of directors on March 13, 2013. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Western Reserve was carried out in order to provide a different perspective on the proposed merger transaction and add to the total mix of information available. Western Reserve did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Western Reserve considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, Western Reserve did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Western Reserve believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Western Reserve made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Western Reserve are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Western Reserve was not requested to, and it did not, recommend the specific consideration payable in the merger. The type and amount of consideration payable in the merger were determined through negotiation between MISCOR and IES and was approved by the Special Committee of the MISCOR board of directors and the MISCOR board of directors.

MISCOR agreed to pay Western Reserve an aggregate fee of $221,496.50 for its services in connection with the proposed merger, a portion of which was paid throughout Western Reserve’s engagement as a retainer, and a portion of which was payable upon the rendering of its opinion. MISCOR has also agreed to reimburse Western Reserve for certain of its expenses incurred in connection with Western Reserve’s engagement and to indemnify Western Reserve against certain liabilities, including liabilities under the federal securities laws.

Western Reserve has in the past provided investment banking services to MISCOR, for which Western Reserve has received compensation, including having acted as financial advisor to MISCOR in connection with MISCOR’s dispositions of its American AMP Rail Services Canada Inc. and American Motive Power Inc. subsidiaries and its Construction and Engineering Services operating segment.

Western Reserve was first engaged by MISCOR in October 2008 to assist MISCOR in refinancing its existing debt and raising capital to pursue future acquisitions. MISCOR paid Western Reserve a retainer fee of $25,000 for its services in connection with this engagement and reimbursed Western Reserve for certain of its expenses incurred.

Western Reserve was later engaged by MISCOR in July 2009 to advise MISCOR in the sale of American Motive Power, Inc. and HK Engine Components, LLC. In December 2009, and March 2010, MISCOR completed the sale of American AMP Rail Services Canada Inc. and the sale of American Motive Power, Inc., respectively. In December 2011, MISCOR announced its intention to end the sale process for HK Engine Components. MISCOR paid Western Reserve a retainer fee of $25,000 for its services in connection with this engagement and reimbursed Western Reserve for certain of its expenses incurred.

In December 2009, MISCOR engaged Western Reserve to opine on the divestiture of its Construction and Engineering Services segment, which was completed in February 2010. MISCOR paid Western Reserve a fee of $75,000 for its services in rendering the opinion and also reimbursed Western Reserve for certain of its expenses incurred in connection with this engagement.

Western Reserve is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions.

Interests of Directors and Executive Officers of MISCOR in the Merger

In considering the recommendation of the Special Committee and the MISCOR board of directors with respect to the merger agreement, MISCOR shareholders should be aware that some of MISCOR’s directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the MISCOR shareholders generally. These interests and arrangements may create potential conflicts of interest. Under Indiana law, a conflict of interest transaction is not voidable by a corporation soley because of a director’s direct or indirect interest in that transaction if the board or committee of the board had knowledge of the director’s interest when, in light of all other material facts, it approved the transaction. The Special Committee and the MISCOR board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Restricted Stock and Stock Options

Certain of MISCOR’s directors and its executive officers will benefit from the lapse of restrictions on shares of restricted common stock, and the payment of the merger consideration in respect of such shares in the merger, as described under “The Merger Agreement—Treatment of MISCOR Stock Options and Other Equity Awards” beginning on page 143.

The following table sets forth the following information for each of MISCOR’s directors and executive officers:

•	the number of shares of MISCOR unvested restricted common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR restricted common stock upon the consummation of the merger;

•	the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR restricted common stock upon the consummation of the merger;

•	the number of MISCOR unvested stock options held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR common stock resulting from the exercise of stock options upon the consummation of the merger;

•

the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR common stock resulting from the exercise of stock options upon the consummation of the merger;

•	the number of shares of MISCOR common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR common stock upon the consummation of the merger;

•	the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR common stock upon the consummation of the merger; and

•	the maximum estimated value of total merger consideration to be received by each such person in the merger.

The information presented in the table is based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, under which: (i) the Merger Consideration Determination Date is July 24, 2013, (ii) Net Debt is $6.614 million, (iii) 11,684,987 shares of MISCOR common stock are issued and outstanding, (iv) the IES Common Stock Value is $4.75 per share, and (v) a market price of $4.75 per share for IES common stock, the closing price reported on the NASDAQ Global Market System on July 24, 2013. Additionally, the information presented in the table assumes that each named executive officer (other than Mr. Martell, whose election regarding the merger consideration is explained in the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements) elected to receive fifty percent (50%) of his merger consideration as Cash Consideration and fifty percent (50%) as Stock Consideration (which is MISCOR’s best estimate based upon the expectation that each named executive officer will elect to receive an as of yet undetermined combination of Cash Consideration and Stock Consideration in the merger). The assumed values described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.

	Restricted Stock Awards			Stock Option Awards			Common Stock
		Merger Consideration (2)			Merger Consideration (2)			Merger Consideration (2)
	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Shares Owned	Cash	Estimated Value of Shares of IES Common Stock	Maximum Estimated Value of Total Merger Consideration
Directors:
John A. Martell	—	$0	$0	—	$0	$0	2,738,800	$2,567,355	$1,476,510	$4,043,865
Michael P. Moore (1)	13,000	$9,597	$9,597	60,000	$44,295	$44,295	—	$0	$0	$107,785
William Schmuhl, Jr.	—	$0	$0	—	$0	$0	10,000	$7,383	$7,383	$14,765
Michael Topa	—	$0	$0	—	$0	$0	—	$0	$0	$0
Executive Officers:
Marc Valentin	3,000	$2,215	$2,215	7,000	$5,168	$5,168	—	$0	$0	$14,765

(1)	Mr. Moore also serves as MISCOR’s President and Chief Executive Officer.
(2)	At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; and/or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

Severance Arrangements of MISCOR Executive Officers

No MISCOR executive officers are entitled to severance benefits in connection with the consummation of the merger.

Employment Agreements

Michael P. Moore. On June 14, 2010, MISCOR entered into an employment agreement with Michael P. Moore, MISCOR’s Chief Executive Officer and President, for an initial one-year term. Upon the expiration of the initial one-year term, the agreement automatically extended for successive one-year periods unless (i) at least three months written notice of termination or intent to renegotiate is given by either party prior to the end of the initial term or any anniversary date thereafter, or (ii) the agreement is earlier terminated due to Mr. Moore’s termination of employment, retirement, death, or disability.

Under the agreement and subsequent amendments thereto, Mr. Moore receives an annual base salary of $185,400. He is eligible to receive an annual incentive bonus of up to 40% of his base salary, payable once per year. The incentive bonus will be based on certain performance criteria set forth in the agreement. MISCOR also provides Mr. Moore with a car allowance of $750 per month and a company fuel card. Mr. Moore also received options to purchase 50,000 shares of MISCOR’s common stock granted under MISCOR’s 2005 Stock Option Plan and 10,000 shares of restricted stock granted under MISCOR’s Restricted Stock Purchase Plan.

Mr. Moore is entitled to receive the following severance benefits if his employment is terminated due to his death or disability, is terminated by MISCOR for Cause (as defined in the agreement), or is terminated by him without Good Reason (as defined in the agreement): his unpaid base salary through the date of termination (plus accrued vacation time), and MISCOR will continue to honor any vested obligations under MISCOR’s benefit plans applicable to him.

If Mr. Moore’s employment is terminated by MISCOR without Cause or is terminated by him for Good Reason, then he will receive his unpaid base salary through the end of the month during which termination occurs (plus accrued vacation time), plus base salary for six months. MISCOR also will maintain for Mr. Moore, for six months, all employee benefit plans in which he was entitled to participate immediately prior to his termination, and MISCOR will pay up to $10,000 of outplacement services costs on behalf of Mr. Moore.

Mr. Moore’s employment agreement requires MISCOR to ensure that any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of MISCOR will expressly, absolutely and unconditionally assume and agree to perform Mr. Moore’s employment agreement in the same manner and to the same extent that MISCOR would be required to perform it if no such succession or assignment had taken place. Any failure to obtain such agreement prior to the effectiveness of any such succession or assignment is considered a material breach of the employment agreement by MISCOR. The merger agreement provides for the assumption of Mr. Moore’s employment agreement by the surviving corporation.

Mr. Moore is bound by noncompetition and nonsolicitation provisions that restrict him from competing with or soliciting customers or employees of MISCOR or any of its subsidiaries or affiliated entities for up to a maximum of six months following the date of his termination of employment. The agreement also imposes confidentiality restrictions on Mr. Moore and requires the compulsory assignment to MISCOR of all intellectual property produced by him during the term of his agreement and for one year after his termination.

Marc Valentin. Mr. Valentin was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011, under a letter agreement appointing him as Controller effective October 25, 2010. Under that agreement, he is paid $105,000/year, increased to $128,000 per year subsequent to December 31, 2012, and is eligible for a 20% bonus based on achievement of mutually agreed criteria. He participates in MISCOR benefit plans and is entitled to three weeks of paid vacation.

Continuing Employment with IES

While the surviving corporation will assume Mr. Moore’s employment agreement, IES does not anticipate entering into written agreements with MISCOR’s senior management regarding its continued employment following the merger.

Liquidity Event Presented by Merger

As of March 13, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of stock and/or cash, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of director’s vote on the merger. MISCOR’s other directors and the MISCOR officers may also gain value from receiving merger consideration and the liquidity event it presents.

Indemnification and Insurance

The merger agreement provides that, for a period of six years from the effective time of the merger, IES will cause the surviving corporation in the merger, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR and any of its subsidiaries in their capacities as directors and officers to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require IES to cause the surviving corporation to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that IES will cause the organizational documents of the surviving corporation to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. IES and the surviving corporation may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, the surviving corporation will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. The surviving corporation may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time. However, the surviving corporation will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving corporation will purchase as much coverage per policy year as reasonably practicable for the maximum amount. IES will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Relationship with Tontine

As of July 24, 2013, MISCOR and IES were owned 49.9% and 56.7%, respectively, by Tontine, and following completion of the merger, Tontine will own an estimated 58.0% of the outstanding shares of IES common stock, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2. The following is an overview of the material relationships between Tontine and IES and MISCOR, respectively. For additional information, please see “—Background of the Merger” beginning on page 41.

Relationship between IES and Tontine

The shares of IES common stock owned by Tontine were acquired through open market purchases and private placements of IES common stock, including those shares issued to Tontine pursuant to IES’ Second Amended Joint Plan of Reorganization, dated May 12, 2006 (the “Plan”). The shares of IES common stock issued pursuant to the Plan were issued pursuant to Section 1145 of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act.

On July 16, 2006, IES entered into a Stock Purchase Agreement with Tontine Capital Overseas Master Fund, L.P. (“TMF”), pursuant to which IES issued shares of IES common stock to TMF in a transaction that was exempt from the registration requirements of the Securities Act. The shares of IES common stock owned by Tontine are currently, at Tontine’s request, being registered for resale pursuant to a Registration Rights Agreement, dated May 12, 2006 (as amended, the “Registration Rights Agreement”), by and between IES, Tontine and Southpoint Master Fund, L.P. (“Southpoint”). The Registration Rights Agreement was amended by that certain First Amendment to Registration Rights Agreement, dated September 11, 2007, by and among IES and Tontine following Tontine’s acquisition of Southpoint’s registrable shares, which transaction was exempt from the registration requirements of the Securities Act.

The Registration Rights Agreement requires IES to file a “shelf” registration statement upon the written request of the holders of at least 10% of the registrable securities (as defined in the Registration Rights Agreement) and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 120 days of such request. To comply with this requirement, on February 21, 2013, IES filed a registration statement on Form S-1 (Reg. No. 333- 186786) concerning such shares. The registration statement is currently under review by the SEC. At any time that a shelf registration statement is not effective, the holders of at least 10% of the registrable securities may require that IES effect a registration of such securities (a “Demand Registration”); provided, however, that IES will not be required to effect more than two Demand Registrations unless it is eligible to effect such registrations on Form S-3, in which event there are no limitations on the number of Demand Registrations that may be requested. In the event that IES proposes to file a registration statement on its own behalf or on behalf of its security holders for the general registration of securities, the holders of registrable securities will have an opportunity to have their registrable securities included in such registration statement.

On December 12, 2007, IES entered into a Note Purchase Agreement with Tontine Capital Partners, L.P. (“TCP”), pursuant to which, on December 12, 2007, IES sold Tontine $25.0 million aggregate principal amount of IES’ 11% Senior Subordinated Notes due 2013 (the “Tontine Note”). The Note Purchase Agreement contained customary representations and warranties of the parties and indemnification provisions whereby IES agreed to indemnify Tontine against certain liabilities. The Tontine Note was not registered under the Securities Act and was sold to Tontine on a private placement, which transaction was exempt from the registration requirements of the Securities Act. The Tontine Note bore interest at 11% per annum and was due on May 15, 2013.

On April 30, 2010, IES prepaid $15.0 million of principal on the Tontine Note, and on May 1, 2010, Tontine assigned the Tontine Note to Tontine Capital Overseas Master Fund II, L.P. (“TCP2”). On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Note, plus accrued interest. The Tontine Note was an unsecured obligation of IES and its subsidiary borrowers, contained no financial covenants or restrictions on dividends or distributions to stockholders, and was subordinated to IES’ revolving credit facility with Wells Fargo.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6,000. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by TA to its landlord.

Mr. Lindstrom has served as IES’ Chief Executive Officer and President since October 2011 and has served as Chairman of the IES board of directors since February 2011. Mr. Lindstrom previously served as IES’ interim Chief Executive Officer and President since June 2011. Mr. Lindstrom was an employee of TA from 2006 until October 2011.

David B. Gendell has served as a member of the IES board of directors since February 2012. Mr. Gendell, who is the brother of Jeffrey Gendell, the founder and managing member of Tontine, is also an employee of TA.

Relationship between MISCOR and Tontine

January 2007 Private Equity Financing

On January 18, 2007, MISCOR sold an aggregate of 2,500,000 shares of its common stock (after giving effect to the 25-for-1 reverse stock split of MISCOR common stock, which became effective on January 14, 2008 (the “Reverse Stock Split”) to Tontine for an aggregate purchase price of $12.5 million, or $5.00 per share, pursuant to a securities purchase agreement dated as of the same date (the “Initial Securities Purchase Agreement”). MISCOR used the proceeds from the sale to repay approximately $10.0 million of senior secured debt and for general working capital purposes. Before MISCOR issued shares to Tontine, Mr. Martell, MISCOR’s Chairman of the Board and former President and Chief Executive Officer, beneficially owned 66.9% of MISCOR’s outstanding common stock. Mr. Martell’s shares represented 46.9% of the outstanding shares of MISCOR common stock immediately after the sale and 23.2% as of December 17, 2012. In connection with the sale, MISCOR granted various rights to Tontine, as described below.

Board Designee(s). MISCOR granted Tontine the right to appoint members to the MISCOR board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common stock, Tontine has the right to appoint one member of the MISCOR board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of five or fewer directors, Tontine has the right to appoint one member of the MISCOR board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of six or more directors, Tontine has the right to appoint two members of the MISCOR board of directors.

The MISCOR board of directors currently consists of four directors. MISCOR also agreed that, for as long as Tontine has the right to appoint directors pursuant to the Initial Securities Purchase Agreement, the number of directors on the MISCOR board of directors will not exceed seven. Tontine has not appointed a director to the MISCOR board of directors.

Board Observer. In addition to Tontine’s right to appoint directors, MISCOR also granted Tontine the right to have a representative attend all meetings of the MISCOR board of directors, the boards of directors of MISCOR’s subsidiaries and their respective committees, for so long as Tontine or its affiliates continue to hold at least 10% of MISCOR’s outstanding common stock. A representative of Tontine periodically attended these meetings in the past, but no Tontine representative has done so since August 10, 2011.

Future Offerings. MISCOR granted Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of MISCOR common stock immediately prior to any such offering.

Future Acquisitions. The MISCOR board of directors adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 30% of MISCOR’s common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the Business Combinations Chapter of the IBCL. MISCOR also agreed not to revoke these resolutions and to use its best efforts to ensure that any future acquisitions by Tontine of up to 30% of MISCOR’s outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in its or MISCOR’s subsidiaries’ organizational documents. Tontine agreed to obtain written approval from the MISCOR board of directors before acquiring in excess of 30% of MISCOR’s common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of MISCOR’s common stock, or in the case where Tontine inadvertently acquires in excess of 30% of MISCOR’s common stock, on a fully diluted basis.

Martell Proxy. In connection with this transaction, Mr. Martell granted Tontine a proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees and to enforce Tontine’s rights with respect to future acquisitions of MISCOR common stock. In conjunction with the November 2007 Private Equity Financing, Mr. Martell granted Tontine a restated irrevocable proxy as described below.

Registration Rights. MISCOR did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. MISCOR and Tontine entered into the Initial Registration Rights Agreement, pursuant to which MISCOR agreed to register for resale the shares issued to Tontine. To comply with this requirement, MISCOR filed a registration statement concerning such shares with the SEC on July 13, 2007, which the SEC declared effective on September 2, 2008.

November 2007 Private Equity Financing

On November 30, 2007, MISCOR sold 3,333,332 shares (after giving effect to the Reverse Stock Split) of its common stock to Tontine for an aggregate purchase price of $20.0 million, or $6.00 per share (after giving effect to the Reverse Stock Split), pursuant to a securities purchase agreement dated as of the same date (the “New Securities Purchase Agreement”). Prior to this private placement, Tontine owned approximately 33.2% of MISCOR’s issued and outstanding shares of common stock. MISCOR used $16.7 million of the proceeds from the sale to finance the cash portion of the purchase price of all of the issued and outstanding membership interest units of 3-D Service, Ltd. (“3-D”). In addition, MISCOR paid off the outstanding balance under its revolving credit facility of $2.2 million, with the remaining proceeds to be used for general working capital purposes. Before MISCOR issued the shares to Tontine under the New Securities Purchase Agreement, Mr. Martell beneficially owned 37.9% of MISCOR’s outstanding common stock. His shares represented 32.0% of MISCOR’s outstanding common stock immediately after the sale and 23.2% as of December 17, 2012. Tontine owned 52.5% of MISCOR’s outstanding common stock immediately after the sale and 49.5% as of December 17, 2012.

Board Designee(s). Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement relating to Tontine’s rights to appoint directors to the MISCOR board of directors and limitations on the size of the MISCOR board of directors. See “January 2007 Private Equity Financing Transaction—Board Designee(s)” above.

Board Observer. Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement related to Tontine’s board observation rights.

Future Offerings. Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement, granting Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of MISCOR common stock immediately prior to any such offering.

Future Acquisitions. Pursuant to the New Securities Purchase Agreement, MISCOR’s Board adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 50% of MISCOR’s common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the IBCL’s Business Combinations Chapter. MISCOR also agreed not to revoke these resolutions and to use its best efforts to ensure that any future acquisitions by Tontine of up to 50% of MISCOR’s outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in its or MISCOR’s subsidiaries’ organizational documents. Tontine agreed to obtain written approval from the MISCOR board of directors before acquiring in excess of 50% of MISCOR’s common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of MISCOR’s common stock, or in the case where Tontine inadvertently acquires in excess of 50% of MISCOR’s common stock, on a fully diluted basis.

Martell Proxy. Pursuant to the New Securities Purchase Agreement, Mr. Martell has granted Tontine a restated irrevocable proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees and to enforce Tontine’s rights with respect to certain future acquisitions of MISCOR common stock, each as described above.

Registration Rights. MISCOR did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on including Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. MISCOR entered into the Amended and Restated Registration Rights Agreement with Tontine pursuant to which MISCOR has agreed to register for resale the shares issued to Tontine. To comply with this requirement, MISCOR filed a registration statement on Form S-1 (Reg. No. 333-185603) concerning such shares on December 21, 2012. The SEC declared such registration statement effective on February 14, 2013.

Tontine Schedule 13D Filing. As reported in a Schedule 13D filed by Tontine on March 10, 2010, Tontine may dispose of its shares of MISCOR common stock at any time and, from time to time, in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCOMF and/or TCOMF II, or otherwise. In addition, TCOMF II may obtain shares of MISCOR common stock through open market purchases, transfers from other Tontine entities, or otherwise. As discussed in this joint proxy statement/prospectus, because Tontine’s rights to nominate directors, to appoint representatives to observe meetings of the MISCOR board of directors, and to require MISCOR to limit the size of its board of directors are dependent on Tontine’s ownership of a certain aggregate percentage of MISCOR common stock, the disposition of Tontine’s equity interests in MISCOR may result in changes to the size and/or composition of the MISCOR board of directors.

Regulatory Matters

Antitrust Approvals

As of the date of this joint proxy statement/prospectus, neither IES nor MISCOR is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States to consummate the merger. IES must comply with applicable federal and state securities laws in connection with the issuance of shares of IES common stock to MISCOR’s stockholders and the filing of this joint proxy statement/prospectus with the SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

Regulatory Procedures

The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. IES and MISCOR are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, IES and MISCOR have each agreed to take all actions and do all things necessary to complete the merger, including to obtain required approvals, except that no party to the merger agreement is required to sell any business or assets to obtain such approvals. See “The Merger Agreement—Covenants,” beginning on page 146.

Although IES and MISCOR do not expect regulatory authorities to raise any significant objections to the merger, IES and MISCOR cannot be certain that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to IES or the combined corporation after the effective time of the merger.

Accounting Treatment

The merger will be accounted for as an acquisition of a business. IES will record net tangible and identifiable intangible assets acquired and liabilities assumed from MISCOR at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, which will equal the market value at the date of the completion of the merger, of the IES common stock and cash issued as consideration for the merger over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of IES after completion of the merger will reflect MISCOR’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of MISCOR. The earnings of IES following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, IES determines that tangible or intangible assets (including goodwill) are impaired, IES would record an impairment charge at that time.

Listing of IES Common Stock

IES will use its reasonable best efforts to properly notify NASDAQ of the listing of additional shares of IES common stock to be issued upon the completion of the merger. No approval of the listing of the shares of IES common stock to be issued in the merger is required by NASDAQ.

Deregistration of MISCOR Common Stock

If the merger is completed, MISCOR common stock will be deregistered under the Exchange Act and will cease to be traded on the OTCQB.

Restrictions on Sales of Shares of IES Common Stock Received in the Merger

The shares of IES common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares of IES common stock issued to any person who may be deemed to be an “affiliate” of IES under the Securities Act following the closing of the merger. Such persons may not sell any of the shares of IES common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption provided by Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

SELECTED HISTORICAL FINANCIAL INFORMATION OF IES

The following table shows selected historical consolidated financial data for IES as of and for the periods presented. The financial data as of, and for the years ended, September 30, 2012, 2011 and 2010 are derived from IES’ audited consolidated financial statements for those periods. The financial data as of, and for the years ended, September 30, 2009 and 2008 are derived from IES’ unaudited consolidated financial statements for those periods, which reflect the impact of discontinued operations. The financial data as of, and for the six months ended, March 31, 2013 and 2012 are derived from IES’ unaudited consolidated financial statements for those periods. IES’ management believes that the interim unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period. Operating results for the six months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the full year.

The information in the following table is only a summary and is not indicative of the results of future operations of IES. You should read the following information together with “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 168 of this joint proxy statement/prospectus and IES’ audited consolidated financial statements for the fiscal years ended September 30, 2012 and 2011 and unaudited consolidated financial statements for the three and six months ended March 31, 2013 and 2012, beginning on pages F-22 and F-59, respectively. See also the pro forma information included elsewhere in this joint proxy statement/prospectus regarding the proposed merger with MISCOR.

	Six Months Ended March 31,		Years Ended September 30,
	2013	2012	2012	2011	2010	2009	2008
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data
Continuing Operations:
Revenues	$249,259	$216,606	$456,115	$406,141	$382,431	$516,124	$597,766
Cost of services	215,283	189,624	398,063	361,757	326,939	422,507	496,390

Gross Profit	33,976	26,982	58,052	44,384	55,492	93,617	101,376
Selling, general and administrative expenses	31,528	27,091	58,609	63,321	74,251	95,750	99,648
Gain on sale of Assets	(40)	(155)	(168)	(6,555)	(128)	(339)	(7)
Asset impairment	—	—	—	4,804	—	—	—
Restructuring charges	—	—	—	—	763	7,407	4,598

(Loss) Income from Operations	2,488	46	(389)	(17,186)	(19,394)	(9,201)	(2,863)

Other (income) expense:
Interest expense, net	930	1,073	2,290	2,210	3,271	4,094	6,529
Other expense (income), net	1,696	(64)	(62)	(7)	(18)	1,829	(746)

Interest and other expense, net	2,626	1,009	2,228	2,203	3,253	5,923	5,783

(Loss) income from operations before income taxes	(138)	(963)	(2,617)	(19,389)	(22,647)	(15,124)	(8,646)
Provision (benefit) for income taxes	168	32	38	172	(36)	495	2,436

Net (loss) income from continuing operations	(306)	(995)	(2,655)	$(19,561)	$(22,611)	$(15,619)	$(11,082)

Discontinued Operations:
Income (loss) from discontinued operations	(290)	(5,940)	(9,158)	(18,288)	(8,539)	(3,246)	9,126
Provision (benefit) for income taxes	(6)	218	(11)	(26)	5	68	(221)

Net (loss) income from discontinued operations	(284)	(6,158)	(9,147)	(18,262)	(8,544)	(3,314)	9,347

Net income (loss)	$(590)	$(7,153)	$(11,802)	$(37,823)	$(31,155)	$(18,933)	$(1,735)

Per Share Data:
Basic (loss) earnings per share:
Continuing operations	$(0.02)	$(0.07)	$(0.18)	$(1.35)	$(1.57)	$(1.09)	$(0.74)
Discontinued operations	(0.02)	(0.42)	(0.63)	(1.26)	(0.59)	$(0.23)	$0.63
Total	$(0.04)	$(0.49)	$(0.81)	$(2.61)	$(2.16)	$(1.32)	$(0.12)
Diluted (loss) earnings per share:
Continuing operations	$(0.02)	$(0.07)	$(0.18)	$(1.35)	$(1.57)	$(1.09)	$(0.74)
Discontinued operations	(0.02)	(0.42)	(0.63)	(1.26)	(0.59)	$(0.23)	$0.62
Total	$(0.04)	$(0.49)	$(0.81)	$(2.61)	$(2.16)	$(1.32)	$(0.12)
Shares used to calculate loss per share:
Basic	14,855,313	14,603,693	14,625,776	14,493,747	14,409,368	14,331,614	14,938,619
Diluted	14,855,313	14,603,693	14,625,776	14,493,747	14,409,368	14,331,614	15,025,023

	March 31,	September 30,
	2013	2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$13,458	$18,729	$35,577	$32,924	$64,174	$64,709
Restricted cash	7,052	7,155	—	—	—	—
Working capital	41,533	43,001	61,721	82,202	119,099	125,581
Total assets	153,253	164,713	180,244	207,860	270,653	320,538
Total debt	6,455	10,480	10,498	11,256	28,687	29,644

SELECTED HISTORICAL FINANCIAL INFORMATION OF MISCOR

The following table shows MISCOR’s selected historical consolidated financial data for MISCOR as of and for the periods presented. The financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from MISCOR’s audited consolidated financial statements for those periods. The financial data as of and for the three months ended March 31, 2013 and April 1, 2012 are derived from MISCOR’s unaudited consolidated financial statements for those periods. MISCOR’s management believes that the interim unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

The information in the following table is only a summary and is not indicative of the results of future operations of IES. You should read the following information together with “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 229 of this joint proxy statement/prospectus and MISCOR’s audited consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 and unaudited consolidated financial statements for the three months ended March 31, 2013 and April 1, 2012, beginning on pages F-93 and F-115, respectively. See also the pro forma information included elsewhere in this joint proxy statement/prospectus regarding the proposed merger with IES.

	Three Months Ended		Years Ended December 31,
	March 31, 2013	April 1, 2012
			2012	2011	2010	2009	2008
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$11,441	$12,478	$49,702	$45,887	$40,782	$31,390	$61,499
Cost of revenues	8,917	9,450	37,832	36,443	33,835	28,701	48,994

Gross profit	2,524	3,028	11,870	9,444	6,947	2,689	12,505
Selling, general and administrative expenses	2,578	2,014	8,796	8,247	17,344	10,991	12,610

Income (loss) from operations	(54)	1,014	3,074	1,197	(10,397)	(8,302)	(105)
Other (income) expense:
Interest expense	71	193	737	969	902	1,018	795
Other (income) expense	(6)	(9)	24	(426)	178	(610)	(102)

Total other (income) expense	65	184	761	543	1,080	408	693

Income (loss) before income taxes	(119)	830	2,313	654	(11,477)	(8,710)	(798)
Provision (benefit) for income taxes	5	15	(1,863)	—	—	—	101

Income (loss) from continuing operations	(124)	815	4,176	654	(11,477)	(8,710)	(899)
Loss from discontinued operations	—	—	—	—	(412)	(11,758)	(556)

Net income (loss)	$(124)	$815	$4,176	$654	$(11,889)	$(20,468)	$(1,455)

Basic and Diluted earnings (loss) per common share	$(0.01)	$0.07	$0.35	$0.06	$(1.01)	$(1.74)	$(0.12)
Basic weighted average number of common shares	11,683,987	11,785,826	11,785,750	11,785,826	11,788,185	11,775,245	11,647,828
Diluted weighted average number of common shares	11,683,987	11,785,826	12,050,500	11,785,826	11,788,185	11,775,245	11,647,828

	As of March 31, 2013	As of April 1, 2012	As of December 31,
			2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data:
Total assets	$26,298	$24,764	$26,445	$24,784	$27,176	$48,170	$78,790
Current liabilities	9,940	9,163	9,829	9,760	14,332	22,003	26,398
Long-term liabilities	1,895	4,303	2,029	4,541	3,015	4,421	9,635
Total liabilities	11,835	13,466	11,858	14,301	17,347	26,424	36,033
Total stockholders’ equity	14,463	11,298	14,587	10,483	9,829	21,746	42,757
Total liabilities and stockholders’ equity	26,298	24,764	26,445	24,784	27,176	48,170	78,790

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined statements of operations data of IES for the year ended September 30, 2012 and for the six months ended March 31, 2013 have been prepared to give effect to the merger, as if the merger had occurred on October 1, 2011. The unaudited pro forma condensed combined balance sheet data as of March 31, 2013 of IES has been prepared to give effect to the merger as if the merger had occurred on March 31, 2013.

The following selected unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the merger taken place on October 1, 2011 for statements of operations purposes, and on March 31, 2013 for balance sheet purposes, and is not intended to be a projection of future results. The selected unaudited pro forma condensed combined financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger, nor does it reflect the effects of any financing, liquidity or other balance sheet repositioning that may be undertaken (except for the financing directly related to the merger) in connection with or subsequent to the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” beginning on page 30. The following selected unaudited pro forma condensed combined statements of operations and balance sheet data has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page F-2.

	Six Months Ended March 31, 2013	Year Ended September 30, 2012
	(in thousands, except per share amounts)
	(unaudited)
Statements of Operations Data:
Revenues	$272,840	$505,098
Income from operations	$3,941	$2,989
Net income from continuing operations	$849	$357
Earnings per common share:
Basic	$0.05	$0.02
Diluted	$0.05	$0.02

As of March 31, 2013
(in thousands)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12,497
Goodwill	$15,102
Total assets	$184,828
Total debt	$16,455
Total stockholders’ equity	$65,252

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes earnings (loss) from continuing operations per share data for IES and MISCOR on a historical basis and for IES on a pro forma condensed combined basis and book value per share data for IES and MISCOR on a historical basis and for IES on a pro forma condensed combined basis, after giving effect to the merger. It has been assumed for purposes of the pro forma condensed combined financial information provided below that the merger was completed on October 1, 2011 for statements of operations purposes, and on March 31, 2013 for the pro forma book value per share data.

The historical basic and diluted earnings (loss) from continuing operations per share information has been derived from the IES and MISCOR consolidated financial statements presented elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined basic and diluted earnings (loss) from continuing operations per share information has been derived from the unaudited pro forma condensed combined statements of operations presented elsewhere in this joint proxy statement/prospectus.

The historical book value per share at period end information has been derived from the IES and MISCOR consolidated financial statements presented elsewhere in this joint proxy statement/prospectus.

You should read the information below in conjunction with the financial statements and accompanying notes of IES and MISCOR beginning on page F-20 and F-91, respectively, and with the unaudited pro forma condensed combined financial information included in the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

For the Year Ended September 30, 2012	IES	MISCOR
Basic earnings (loss) from continuing operations per share
Historical (1)	$(0.18)	$0.17
Pro forma (2)	$0.02	N/A
Pro forma equivalent (3)	$0.01	N/A
Diluted earnings (loss) from continuing operations per share
Historical (1)	$(0.18)	$0.16
Pro forma (2)	$0.02	N/A
Pro forma equivalent (3)	$0.01	N/A
Book value per share at period end
Historical (4)	$3.55	$1.09
Pro forma	N/A	N/A
Pro forma equivalent	N/A	N/A

For the Six Months Ended March 31, 2013	IES	MISCOR
Basic and diluted earnings (loss) from continuing operations per share
Historical (1)	$(0.02)	$0.15
Pro forma (2)	$0.05	N/A
Pro forma equivalent (3)	$0.01	N/A
Book value per share at period end
Historical (4)	$3.51	$1.24
Pro forma (5)	$3.66	N/A
Pro forma equivalent (3)	$1.14	N/A

(1)	Historical basic and diluted earnings (loss) from continuing operations per share data is derived or computed from the historical financial statements of IES and MISCOR for the respective periods.
(2)	Pro forma basic and diluted earnings (loss) from continuing operations per share data is derived from the respective unaudited pro forma condensed combined statements of operations included elsewhere in this proxy statement/prospectus.

(3)	Pro forma equivalent amounts are calculated by multiplying the respective unaudited pro forma per share amounts by the estimated Exchange Ratio of 0.311, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.
(4)	Historical book value per share is computed by dividing historical stockholders’ equity by the historical number of shares of common stock outstanding at the end of the respective periods.
(5)	Pro forma book value per share at period end is calculated by dividing the unaudited pro forma condensed combined book value at March 31, 2013 giving effect to the merger by the pro forma number of shares outstanding, assuming the merger was completed on March 31, 2013.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

IES common stock trades on the NASDAQ under the symbol “IESC.” MISCOR common stock trades in the OTCQB under the symbol “MIGL.”

The following table presents the closing prices for shares of IES common stock and MISCOR common stock on March 12, 2013, the last trading day before the public announcement of the execution of the merger agreement by IES and MISCOR, and July 24, 2013, the latest practicable trading day before the date of this joint proxy statement/prospectus. The table also presents the merger consideration equivalent proposed for each share of MISCOR common stock, on a fully-diluted basis. If the closing date of the merger had been on the dates indicated below, MISCOR shareholders would have received, at their election, either the amount of Cash Consideration or Stock Consideration presented below for each share of MISCOR common stock held by them, subject to the Maximum Cash Amount.

Although the merger agreement provides that the Cash Consideration per share of MISCOR common stock shall not be less than $1.415 per share, the number of shares of IES common stock constituting Stock Consideration to be received by MISCOR shareholders will depend on the market value IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger, and thus no assurance can be given concerning the market price per share of IES common stock or MISCOR common stock before the completion of the merger or the market price per share of IES common stock after the completion of the merger. Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration. We urge you to obtain current market prices for IES common stock and MISCOR common stock before you vote on the merger and before electing the form of merger consideration you wish to receive. See “The Merger Agreement—Merger Consideration,” beginning on page 138.

	IES Common Stock	MISCOR Common Stock	Cash Consideration per Share of MISCOR Common Stock	Stock Consideration per Share of MISCOR Common Stock
March 12, 2013	$5.95	$1.30	$1.46	0.246
July 24, 2013	$4.75	$1.49	$1.48	0.311

Historical Market Prices

IES common stock trades on the NASDAQ under the symbol “IESC.” MISCOR common stock became eligible to trade on the OTC Bulletin Board on August 1, 2006, under the symbol “MCGL.” During March 2011, MISCOR common stock ceased to be eligible for trading on the OTC Bulletin Board, and is currently trading in the OTCQB under the symbol “MIGL.”

The table below sets forth, for each of the four quarters in the fiscal years ended September 30, 2012 and 2011 and for the first three quarters in the fiscal year ending September 30, 2013:

•	the high and low sale prices per share of IES common stock as reported on the NASDAQ; and

•	the range of high and low bid prices per share of MISCOR common stock as reported on the OTCQB for the periods indicated.

Sales price information for MISCOR common stock consists of quotations by dealers making a market in MISCOR common stock and may not necessarily represent actual transactions. As a result, the sales price information for MISCOR common stock reflects inter-dealer prices without any mark-ups, mark-downs or commissions. In addition, trading in MISCOR common stock is limited in volume and may not be a reliable indication of its market value. The historical market prices of MISCOR common stock are presented in conformity with IES’ September 30 year end date.

	IES Common Stock		MISCOR Common Stock
Fiscal Years ended September 30	High	Low	High	Low
2013 First Quarter	$5.80	$3.90	$1.20	$1.00
Second Quarter	$6.50	$4.30	$1.47	$1.07
Third Quarter	$6.49	$3.38	$1.49	$1.42
Fourth Quarter(1)	$5.39	$4.37	$1.49	$1.37
2012 First Quarter	$2.80	$1.85	$0.45	$0.27
Second Quarter	$4.74	$1.85	$0.44	$0.28
Third Quarter	$4.60	$2.74	$1.04	$0.31
Fourth Quarter	$5.00	$2.81	$1.80	$1.00
2011 First Quarter	$3.80	$3.14	$0.35	$0.14
Second Quarter	$4.38	$3.41	$0.35	$0.11
Third Quarter	$3.50	$3.11	$0.48	$0.15
Fourth Quarter	$3.36	$1.88	$0.38	$0.27

(1)	Reflects trading activity through July 24, 2013.

Dividends

Neither IES nor MISCOR has ever paid a cash dividend on its common stock.

IES does not anticipate paying cash dividends on IES common stock in the foreseeable future. IES expects that it will utilize all available earnings generated by its operations and borrowings under its revolving credit facility with Wells Fargo for the development and operation of its business, to retire existing debt, to repurchase its common stock, or to acquire or invest in other businesses. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013. Each preferred share purchase right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of IES at a price of $20.00. Each share of IES common stock issued as Stock Consideration in the merger will include one preferred share purchase right.

The merger agreement generally provides that MISCOR may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement. In addition, MISCOR’s existing credit facility limits MISCOR’s ability to make restricted payments, which include dividend payments.

The market value of the IES common stock that will be issued in the merger will not be known at the time MISCOR shareholders vote to adopt the merger agreement or at the time IES stockholders vote to approve the issuance of shares of IES common stock in the merger. The above table shows only a historical comparison. IES stockholders and MISCOR shareholders are encouraged to obtain current market quotations for shares of IES and MISCOR common stock and to review carefully the other information contained in this joint proxy statement/prospectus in considering whether to approve the applicable merger proposals. See the section entitled “Where You Can Find Additional Information” on page 250.

MISCOR Common Stock Outstanding

As of July 24, 2013, the latest practicable date prior to the record date, there were 11,684,987 shares of MISCOR common stock outstanding and approximately 65 shareholders of record. MISCOR common shares were held by approximately 472 beneficial owners as of such date. In addition, as of that date we had outstanding:

•	warrants to acquire up to 8,079 shares of MISCOR common stock at fixed exercise price at $0.25 per share; and

•	options issued under the MISCOR 2005 Stock Option Plan to acquire 82,000 shares of MISCOR common stock at exercise prices ranging from $0.35 to $10.13 per share.

The number of shares of MISCOR common stock issuable upon exercise of the warrants, as well as the respective fixed exercise and conversion prices, are subject to adjustment as provided in the applicable securities and related agreements.

MISCOR Securities Authorized for Issuance Under Equity Compensation Plans

2005 Stock Option Plan. MISCOR’s board of directors adopted the 2005 Stock Option Plan in August 2005, and it was later approved by MISCOR’s shareholders. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and non-statutory stock options to MISCOR’s executive employees who are materially responsible for the management and operation of its business, and to its directors.

A total of 200,000 shares of MISCOR common stock are reserved for issuance under the plan. This number is subject to adjustment as a result of a stock split, combination of shares, recapitalization, merger or other transaction resulting in a change in MISCOR’s shares. If any option expires or is otherwise terminated, unexercised shares subject to the option become available for future option grants under the plan. Dividends on shares purchased under the plan are payable when, as and if declared by the MISCOR board of directors.

The plan is administered by the MISCOR board of directors or a committee of the board designated for that purpose. The grants described below were approved by the MISCOR full board of directors, which has since designated the Compensation Committee of the MISCOR board of directors to act as administrator of the plan. The administrator has the power to determine the persons eligible to participate in the plan and the terms of each option, including the exercise price, the number of shares subject to the option, whether the option is an incentive stock option or a non-statutory option, and the duration of the option.

The plan provides that no option may have duration longer than five years, and that an outstanding option may be deemed cancelled upon, or within certain prescribed periods after, termination of employment or removal as a director, as applicable, depending on the reason for such termination or removal. In addition, after a change in control of MISCOR, options granted under the plan will be immediately exercisable in full, and any option holder employed as of the date of the change of control will have 30 days after such date to exercise his or her option. The plan defines a change of control as any merger or consolidation of MISCOR the result of which is that holders of MISCOR’s voting capital stock hold less than 50% of the voting capital stock of the surviving entity, the sale, lease or transfer of all or substantially all of our assets, or approval by MISCOR shareholders of a plan of liquidation or dissolution of MISCOR. The proposed acquisition of MISCOR by IES qualifies as a change of control under the plan. Pursuant to the merger agreement, all outstanding MISCOR stock options became vested upon execution of the merger agreement under the terms of the plan and may be exercisable in full. Consistent with the plan and the merger agreement, the MISCOR board of directors shall select and give notice to all holders of MISCOR stock options of the dates between which such options may be exercised. Any MISCOR stock options not exercised by the ending date shall be cancelled by MISCOR.

During 2011, no options were granted under the plan. During 2012, options to acquire 31,000 shares of MISCOR common stock were granted under the plan. As of December 31, 2012, options to acquire a total of 220,000 options have been granted to participants, of which 138,000 have been forfeited or exercised, leaving 118,000 shares available for future option grants under the plan.

Restricted Stock Purchase Plan. The MISCOR board of directors adopted the 2005 Restricted Stock Purchase Plan in August 2005, and it became effective as of September 30, 2005. The purpose of the plan is to attract and retain directors, officers and key employees of MISCOR and instill in them a personal financial interest in causing the equity of MISCOR to grow throughout their careers. We intend on accomplishing these goals by giving eligible directors, officers and key employees the opportunity to purchase shares of MISCOR’s common stock under the plan. We believe this provides participants in the plan with an increased incentive to work for the success of MISCOR and promotes our long term interests and those of the participants. The Compensation Committee of the MISCOR board of directors administers the plan.

The MISCOR board of directors has reserved 100,000 shares of MISCOR common stock for issuance under the plan. If the shares of common stock are increased, decreased, or changed into or exchanged for a different number or kind of shares of stock or other securities of MISCOR or another corporation as a result of a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or otherwise, then the number of shares reserved under the plan will be adjusted to reflect such action. If MISCOR repurchases shares issued under the plan pursuant to restrictions imposed on the shares, the repurchased shares will become available for future issuance under the plan.

The plan will continue indefinitely, provided that the MISCOR board of directors may terminate the plan at any time as it deems advisable. However, the plan may not be terminated to affect any right or obligation created under the plan prior to such termination, unless the affected person consents.

Those directors, officers and key employees of MISCOR and of each of MISCOR’s subsidiaries who are designated by the Compensation Committee for participation in the plan are eligible to be issued rights to purchase shares of restricted stock under the plan. If a participant’s employment is terminated within three years after the shares are purchased for any reason other than death or disability, the participant must sell the restricted shares back to the company for the original price, which may be zero. If a participant’s employment is terminated during the three-year restriction period as a result of death or disability, or after the expiration of the restriction period for any reason, the participant must sell the restricted shares back to MISCOR at their fair market value (which generally will be equal to an average of the closing bid and asked prices of MISCOR’s common stock as quoted on the NASD’s OTC Bulletin Board or Pink Sheets for the five days immediately preceding the date of termination of employment). In the event of a sale of MISCOR or MISCOR’s liquidation, the foregoing restrictions will lapse. Any other transfer or attempted transfer of a participant’s shares except as described above will be null and void. The plan defines a sale of MISCOR as the sale of all of MISCOR’s capital stock (whether by direct sale or through a merger, share exchange or other business combination) or the sale of substantially all of MISCOR’s assets.

Immediately prior to the effective time of the merger, each share of MISCOR restricted stock shall be immediately vested and become free of such conditions or restrictions and the holder shall be entitled to receive the merger consideration upon surrender of the MISCOR certificates representing such MISCOR common stock.

During 2011, no shares of restricted stock were granted under the plan. During 2012, 12,000 shares of restricted stock were granted under the plan. As of December 31, 2012, 58,700 shares of restricted stock have been granted to participants, of which 30,700 were forfeited, and 6,000 shares were repurchased, leaving 78,000 shares available for future offers and issuance under the plan.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
2005 Stock Option Plan	82,000	$0.47	118,000
2005 Restricted Stock Purchase Plan	22,000	$0.01	78,000

Total	104,000	$0.37	196,000

Holders of IES Common Stock

At the close of business on July 24, 2013, the latest practicable date prior to the record date for the determination of stockholders of IES entitled to receive notice of, and to vote at, the IES Meeting or any adjournments or postponements thereof, there were approximately 382 record holders of IES common stock and 15,105,846 shares of IES common stock issued and outstanding.

As of July 24, 2013, 15,105,846 shares of IES common stock were issued and outstanding. The following table reflects the anticipated effect of the issuance of shares of IES common stock in the merger with respect to the beneficial ownership of IES common stock as of July 24, 2013 by:

•	each person who is known by IES to own beneficially 5% or more of the outstanding shares of IES common stock;

•	IES’ named executive officers;

•	IES’ current directors; and

•	all of IES’ executive officers and directors as a group.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of IES common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is 5433 Westheimer, Suite 500, Houston, Texas 77056.

	Shares of IES Common Stock Beneficially Owned Prior to the Merger		Shares of IES Common Stock Beneficially Owned After the Merger(14)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Joseph L. Dowling III(1)	18,299	*	18,299	*
David B. Gendell(2)	20,050	*	20,050	*
Joe D. Koshkin(3)	6,126	*	6,126	*
James M. Lindstrom(4)	247,989	1.64%	247,989	1.39%
Donald L. Luke(5)	48,275	*	48,275	*
William L. Fiedler(6)	3,298	*	3,298	*
Terry L. Freeman(7)	30,791	*	30,791	*
Robert W. Lewey(8)	53,677	*	53,677	*
Gail D. Makode(9)	12,500	*	12,500	*
Directors and executive officers as a group(10)	406,916	2.69%	406,916	2.28%
Jeffrey L. Gendell(11)(12)	8,562,409	56.68%	10,376,575	58.13%
Royce & Associates, LLC(13)	1,468,628	9.72%	1,468,628	8.23%

*	Less than one percent.
(1)	Includes 18,299 Phantom Stock Units that convert to shares of IES common stock when Mr. Dowling leaves the Board for any reason.
(2)	Includes 20,050 Phantom Stock Units that convert to shares of IES common stock when Mr. Gendell leaves the Board for any reason.
(3)	Includes 6,126 Phantom Stock Units that convert to shares of IES common stock when Mr. Koshkin leaves the Board for any reason.
(4)	Includes 8,309 Phantom Stock Units that convert to shares of IES common stock when Mr. Lindstrom leaves the Board for any reason and 200,000 shares of IES common stock issued pursuant to restricted stock grants subject to tenure vesting, of which 100,002 are vested.
(5)	Includes 39,323 Phantom Stock Units which convert to shares of IES common stock when Mr. Luke leaves the Board for any reason.
(6)	Reflects beneficial ownership of Mr. Fiedler, who was an NEO during fiscal 2012, at the time that his employment with the Company terminated on August 31, 2012.
(7)	Reflects beneficial ownership of Mr. Freeman, who was an NEO during fiscal 2012, at the time that his employment with the Company terminated on January 20, 2012.
(8)	Includes 25,561 shares of Common Stock issued pursuant to restricted stock grants subject to tenure vesting, of which 12,613 are vested.
(9)	Includes 12,500 shares of Common Stock issued pursuant to restricted stock grants subject to tenure vesting, of which none are vested.
(10)	Does not include Messrs. Fiedler and Freeman, each of whose employment with IES terminated in 2012.
(11)	According to a Schedule 13D/A filed on July 21, 2011, Jeffrey L. Gendell is the managing member of Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), the general partner of Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”). Mr. Gendell is the managing member of Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), the general partner of Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership(“TMF”). Mr. Gendell is the managing member of Tontine Management, L.L.C., a Delaware limited liability company (“TM”), the general partner of Tontine Partners, L.P., a Delaware limited partnership (“TP”). Mr. Gendell is the managing member of Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), the general partner of Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands limited partnership (“TCP2”). Mr. Gendell is the managing member of Tontine Overseas Associates, L.L.C.; a Delaware limited liability company (“TOA”). TCM and TCP share voting and dispositive power of 3,099,291 shares of IES common stock. TMF and TCO share voting and dispositive power of 863,097 shares of IES common stock. TM and TP share voting and dispositive power of 2,637,092 shares of IES common stock. TAA and TCP2 share voting and dispositive power of 1,477,646 shares of IES common stock. TOA has sole voting and dispositive power of 477,367 shares of IES common stock. Mr. Gendell has sole voting and dispositive power of 7,916 shares of IES common stock and shared voting and dispositive power of 8,554,493 shares of IES common stock.

The principal business of TMF, TCP, TP and TCP2 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TCO is serving as the general partner of TMF. The principal business of TM is serving as the general partner of TP. The principal business of TOA is managing its assets. The principal business of TAA is serving as the general partner of TCP2. The address of the principal business and principal office of each of the above entities, as well as Mr. Gendell, is One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

The shares reported herein were purchased with working capital and on margin. The margin transactions are with UBS Securities LLC and were made on such firm’s usual terms and conditions. All or part of these shares may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the respective entities reporting the ownership. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker dealers.

All the foregoing shares may be deemed to be beneficially owned by Mr. Gendell. Mr. Gendell disclaims beneficial ownership of the IES common stock reported above for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended or otherwise, except as to securities directly owned by Mr. Gendell or representing Mr. Gendell’s pro rata interest in, or interest in the profits of such entities. The address of the principal business and principal office of each of the above entities, as well as Mr. Gendell, is One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

(12)	The number of shares of IES common stock deemed to be beneficially owned by Mr. Gendell after the merger assumes (i) that Mr. Gendell elects to receive stock consideration in exchange for all 5,833,332 shares of MISCOR common stock deemed to beneficially owned by Mr. Gendell and (ii) an Exchange Ratio of 0.311, based on the assumptions described in Note 3 to the “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-2.
(13)	According to a Schedule 13G filed on February 4, 2013, Royce & Associates, LLC, a New York corporation, whose address is 745 Fifth Avenue, New York, New York 10151, has the sole voting and dispositive power for 1,468,628 shares of IES common stock. The Schedule 13G states that Royce & Associates is an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.
(14)	The shares of IES common stock beneficially owned after the merger are based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Holders of MISCOR Common Stock

At the close of business on July 24, 2013, the latest practicable date prior to the record date for the determination of shareholders of MISCOR entitled to receive notice of, and to vote at, the MISCOR Meeting or any adjournments or postponements thereof, there were approximately 65 record holders of MISCOR common and 11,684,987 shares of MISCOR common stock issued and outstanding.

As of July 24, 2013, 11,684,987 shares of MISCOR common stock were issued and outstanding. The following table reflects the beneficial ownership of MISCOR common stock as of July 24, 2013 by:

•	each person who is known by MISCOR to own beneficially 5% or more of the outstanding shares of MISCOR common stock;

•	MISCOR’s current directors; and

•	all of MISCOR’s directors and executive officers as a group.

	Shares of MISCOR Common Stock Beneficially Owned Prior to the Merger(1)
Name of Beneficial Owner	Sole Voting and Investment Power	Shared Voting and Investment Power(2)	Total Number of Shares	Percent of Class(3)
Directors Who are Not Named Executive Officers
William J. Schmuhl, Jr.	10,000	—	10,000	*
John A. Martell(4)	—	2,738,800	2,738,800	23.4%
Michael D. Topa	—	—	—	*
Executive Officers
Michael P. Moore(5)	73,000	—	73,000	*
Marc Valentin(6)	10,000	—	10,000	*
Directors and executive officers as a group(4)(5)(6)	93,000	2,738,800	2,831,800	24.1%
Other 5% Beneficial Owners
Jeffrey L. Gendell(7)	5,833,332	2,738,800	8,572,132	73.4%

*	Represents less than 1.0% of the outstanding shares of MISCOR common stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. See footnote (3) below.
(1)	Includes shares personally owned of record and shares that, under applicable regulations, are considered to be otherwise beneficially owned.
(2)	Includes shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right and shares held by spouses, children, or other relatives over whom the listed person may have influence by reason of relationship.
(3)	Based on, for each shareholder, 11,684,987 shares of MISCOR common stock issued and outstanding as of July 24, 2013 plus, with respect to certain beneficial owners, the number of shares issuable upon exercise of stock options described herein.
(4)	In connection with the purchase by Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (collectively, the “Tontine Funds”) of shares of MISCOR common stock, Mr. Martell granted to the Tontine Funds a limited irrevocable proxy to vote his shares of common stock in connection with certain matters described under “Special Factors—Relationship with Tontine—Relationship between MISCOR and Tontine.” On all other matters, Mr. Martell has sole voting power with respect to these shares. Mr. Martell has sole investment power with respect to these shares.
(5)	Includes option to purchase 10,000 restricted shares with a four-year cliff vesting for $0.35 per share should Mr. Moore continue as a MISCOR employee, options to purchase 60,000 shares of MISCOR common stock with four-year cliff vesting for $0.35 per share and 3,000 shares of MISCOR common stock with a three-year restriction purchased through MISCOR’s 2005 Restricted Stock Purchase Plan for $0.01 per share.
(6)	Includes options to purchase 7,000 shares of MISCOR common stock with four-year cliff vesting should Mr. Valentin continue as a MISCOR employee at an exercise price of $0.35 per share and 3,000 shares of MISCOR common stock with a three-year restriction purchased through our 2005 Restricted Stock Purchase Plan for $0.01 per share.
(7)	Includes 4,666,666 shares of MISCOR common stock directly owned by TCP, 1,001,081 shares of common stock directly owned by TMF, and 165,585 shares of common stock directly owned by TCP2. TCM is the general partner of TCP, TCO is the general partner of TMF, and TAA is the general partner of TCP2. Mr. Gendell is the managing member of TCM, TCO, and TAA and in such capacity has voting and investment control over the shares of MISCOR common stock owned by TCP, TMF, and TCP2. Also includes 2,738,800 shares of common stock held by John A. Martell with respect to which Mr. Martell granted to the Tontine Funds a limited irrevocable proxy to vote such in connection with certain matters described under “Special Factors—Relationship with Tontine—Relationship between MISCOR and Tontine.” The address of the principal business and principal office of each of the above entities, as well as Mr. Gendell, is One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain statements that constitute “forward-looking statements” (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect IES’ and MISCOR’s expectations regarding future events. Forward-looking statements are opinions, forecasts, projections, future plans or other statements other than statements of historical fact and are generally identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “may,” “will,” “could,” “would,” “should,” “predict,” “potential,” “plan,” “project,” “likely,” “believe,” “target,” “goal,” “seek” or the negative of these terms or similar expressions. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of the Company, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the expected value of the merger consideration, benefits of the business combination transaction involving the Company and MISCOR, including future financial and operating results, accretion to the Company’s earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

These statements are based upon current expectations and estimates of the respective management of IES and MISCOR, and neither IES nor MISCOR can give any assurance that such expectations will prove to be correct. These statements are only predictions and are not guarantees of performance. These statements are subject to numerous risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or anticipated. In addition to the risks described under “Risk Factors” beginning on page 30, the following factors, among others, could cause actual results to be materially different from those expressed or implied by any forward-looking statements:

•	the inability to consummate the merger;

•	the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger;

•	difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger;

•	the ability of IES and MISCOR to enter into, and the terms of, future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel;

•	the effect of litigation, claims and contingencies, including those that have been filed by certain MISCOR shareholders;

•	the inability to carry out plans and strategies as expected;

•

the ability to maintain relationships with MISCOR’s customers, Union Pacific, Inc. and CSX, Inc., and for MISCOR to remain competitive against large original equipment manufacturers in its rail service segment;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	delays in refurbishment and upgrade projects;

•	the sufficiency of funds for required capital expenditures, working capital and debt service;

•	liabilities under laws and regulations protecting the environment; and

•	the impact of purchase accounting.

Actual results and plans could differ materially from those expressed in any forward-looking statements if underlying assumptions prove incorrect, or if there occurs one or more of the risks or uncertainties described elsewhere in this joint proxy statement/prospectus.

You are cautioned not to place undue reliance on the forward-looking statements made in this joint proxy statement/prospectus or by representatives of IES or MISCOR. These statements speak only as of the date hereof or, in the case of statements made by representatives of IES or MISCOR, on the date those statements are made. All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus, and all subsequent written and oral forward-looking statements concerning the merger, the combined company or any other matter addressed in this joint proxy statement/prospectus and attributable to IES, MISCOR or any person acting on behalf of either company, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Except as otherwise required by applicable law, IES and MISCOR disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information,” beginning on page 250.

THE IES MEETING

This section contains information from IES for IES stockholders about the IES Meeting. Together with this joint proxy statement/prospectus, IES is also sending a notice of the IES Meeting and a form of proxy that is being solicited by the IES board of directors for use at the IES Meeting. The information and instructions contained in this section are addressed to IES stockholders only, and all references to “you” in this section should be understood to be addressed to IES stockholders.

Date, Time, Place and Purposes of the IES Meeting

The IES Meeting will be held on September 12, 2013, at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056 for the following purposes:

1.	to approve the issuance of shares of IES common stock to the MISCOR shareholders in connection with the merger of MISCOR with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES, as set forth in the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus (Proposal No. 1);

2.	to approve the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 2); and

3.	to transact any other business as may properly come before the IES Meeting or any adjournments or postponements thereof.

The approval of Proposal No. 1 is a condition to the completion of the merger. Accordingly, if IES stockholders wish to support the merger, they must approve Proposal No. 1.

The IES board of directors recommends that IES stockholders vote FOR Proposal No. 1 and Proposal No. 2. In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

For the reasons for these recommendations, see “The Merger—Recommendation of the IES Board of Directors and Its Reasons for the Merger,” beginning on page 67.

Who Can Vote at the IES Meeting

Only holders of record of IES common stock at the close of business on August 5, 2013, the record date for the IES Meeting, are entitled to notice of and to vote at the IES Meeting. On July 24, 2013, the latest practicable date prior to the record date, there were 15,105,846 shares of IES common stock outstanding and entitled to be voted at the IES Meeting held by approximately 382 stockholders of record. A majority of these shares, present in person or represented by proxy, is necessary to constitute a quorum. Each share of IES common stock is entitled to one vote at the IES Meeting.

Votes Required for Approval

The affirmative vote of the holders of a majority of the votes cast by IES stockholders entitled to vote at the IES Meeting, at which a quorum is present, is required to approve Proposal No. 1, the issuance of shares of IES common stock in the merger.

The affirmative vote of a majority of the votes cast at the IES Meeting is required to approve Proposal No. 2, the adjournment or postponement of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Pursuant to the merger agreement, as a condition to the completion of the merger, IES must also receive the IES Minority Approval, which requires that 50% or more of the votes cast by IES stockholders entitled to vote at the IES Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against

IES’ proposal to issue shares of IES common stock in the merger. Any or all of the conditions to the completion of the merger, including the IES Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Abstentions and broker non-votes will not be counted either in favor of or against Proposals No. 1 or 2, nor will they be counted either in favor or against Proposal No. 1 for the purpose of determining satisfaction of the IES Minority Approval.

Share Ownership of Directors and Executive Officers of IES

As of the close of business on July 24, 2013, the latest practicable date prior to the record date, the directors and executive officers of IES and their affiliates beneficially owned and were entitled to vote approximately 406,916 shares of IES common stock, collectively representing approximately 2.69% of the shares of IES common stock outstanding and entitled to vote on that date.

Quorum

A quorum will be present at the IES Meeting if a majority of all the shares of IES common stock issued and outstanding on the IES record date and entitled to vote at the IES Meeting are present in person or represented by proxy at the IES Meeting. Abstentions and broker non-votes will be treated as present at the IES Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Adjournments

If a quorum of IES stockholders is not present in person or represented by proxy at the IES Meeting, the IES Meeting may be adjourned by IES stockholders holding a majority of IES common stock present or represented at the meeting until a quorum is present or represented. In addition, if the adjournment proposal is approved, adjournments or postponements of the IES Meeting may be made for the purpose of soliciting additional proxies in favor of Proposal No. 1. No proxy that is voted against Proposal No. 1 will be voted in favor of adjournment or postponement of the IES Meeting for the purpose of soliciting additional proxies.

Manner of Voting

We refer to a stockholder who holds IES common stock in the stockholder’s own name (as opposed to being held in the name of their broker, bank or other nominee) as a “holder of record.” Holders of record may vote in person at the IES Meeting or by proxy. IES recommends that holders of record vote by proxy even if they plan to attend the IES Meeting. Holders of record can always revoke their proxy and change their votes at the IES Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to IES in time to vote, one of the individuals named as your proxy will vote your shares at the IES Meeting as you have directed. You may vote for or against any or all of the proposals submitted at the IES Meeting or abstain from voting.

If you are a holder of record, please vote your proxy by mail as provided below. Your submission of proxy authorizes James M. Lindstrom and Gail D. Makode, and each of them, as proxies, each with the power to appoint his or her substitute, to represent and vote your shares.

To submit your proxy by mail:

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided, or

•	Return it to Integrated Electrical Services, Inc., c/o Secretary, 5075 Westheimer, Suite 890, Houston, Texas 77056.

Only the latest dated proxy received from you will be voted at the IES Meeting.

Voting of Shares Held in “Street Name”

If your shares of IES common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name, you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions from your nominee well in advance of the IES Meeting, IES recommends that you directly contact your nominee to determine how to cause your shares to be voted as you wish.

Unless you give voting instructions, your nominee will not vote your shares on the proposal with respect to the issuance of shares of IES common stock in the merger or any other matter that comes before the IES Meeting. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the IES Meeting.

If you wish to attend the IES Meeting and personally vote your shares held in street name, you must obtain a legally sufficient proxy from your nominee authorizing you to vote your shares held in street name.

How Proxies Will Be Voted

All shares of IES common stock entitled to vote and represented by properly completed proxies received prior to the IES Meeting (unless properly revoked) will be voted at the IES Meeting as instructed on the proxies.

If holders of record who submit a properly completed proxy do not indicate how their shares of IES common stock should be voted on a matter, the shares of IES common stock represented by their proxy will be voted (unless properly withdrawn) as the IES board of directors recommends and therefore will be voted:

•	FOR the proposal to issue shares of IES common stock in the merger, and

•	FOR the proposal to adjourn or postpone the IES Meeting to a later date or date, if necessary or appropriate, to allow for the solicitation of additional proxies.

Any proxy that is voted against Proposal No. 1 will also be voted against adjournment or postponement of the IES Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy at any time prior to its exercise by:

•	submitting a new proxy card bearing a later date;

•	giving written notice of the revocation to IES’ corporate secretary before the IES meeting; or

•	attending the IES Meeting and voting in person.

Your attendance at the IES Meeting in person without voting will not automatically revoke your proxy. If you revoke your proxy during the meeting, this will not affect any vote previously taken. If you hold shares in street name and you desire to revoke your proxy, you should follow the instructions provided by your nominee.

Solicitation of Proxies and Expenses

IES and MISCOR will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. IES will also request brokers, banks and other nominees holding shares of IES common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners of such shares and will reimburse them for their reasonable expenses in so doing.

American Stock Transfer & Trust Company, LLC (“AST”), IES’ transfer agent and registrar, may also solicit proxies from holders of record of IES common stock for customary fees. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of IES. No additional compensation will be paid to IES’ directors, officers or employees for their solicitation efforts.

Questions About Voting or the IES Meeting

If you have any questions or need further assistance in voting your shares, please contact the following:

•	brokers, banks and other nominees call Broadridge (toll-free) at 1-800-579-1639, and

•	holders of record of IES common stock call AST Shareholder Services (toll-free) at 1-800-937-5449.

THE MISCOR MEETING

This section contains information from MISCOR for MISCOR shareholders about the MISCOR Meeting. Together with this joint proxy statement/prospectus, MISCOR is also sending a notice of the MISCOR Meeting and a form of proxy that is being solicited by the MISCOR board of directors for use at the MISCOR Meeting. The information and instructions contained in this section are addressed to MISCOR shareholders only, and all references to “you” in this section should be understood to be addressed to MISCOR shareholders.

Date, Time, Place and Purposes of the MISCOR Meeting

The MISCOR Meeting will be held on September 12, 2013, at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646, for the following purposes:

1.	to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of IES, and approve the transactions contemplated thereby (Proposal No. 1);

2.	to approve on an advisory (non-binding) basis the “golden parachute” compensation to be paid to MISCOR’s executive officers in connection with the merger (which is referred to as the “merger-related named executive officer compensation” proposal) (Proposal No. 2);

3.	to approve the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 3); and

4.	to transact any other business as may properly come before the MISCOR Meeting or any adjournments or postponements thereof.

The MISCOR board of directors unanimously recommends that MISCOR shareholders vote FOR Proposal No. 1, Proposal No. 2 and Proposal No. 3. In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

For the reasons for these recommendations, see “The Merger—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page 62.

Who Can Vote at the MISCOR Meeting

Only holders of record of MISCOR common stock at the close of business on August 5, 2013, the MISCOR record date, are entitled to notice of, and to vote at, the MISCOR Meeting. As of July 24, 2013, the latest practicable date prior to the record date, there were 11,684,987 shares of MISCOR common stock outstanding and entitled to vote at the MISCOR Meeting, held by approximately 472 beneficial owners and approximately 65 stockholders of record. A majority of these shares, present in person or represented by proxy, is necessary to constitute a quorum. Each share of MISCOR common stock is entitled to one vote at the MISCOR Meeting.

Votes Required for Approval

A majority of the outstanding shares of MISCOR common stock entitled to vote as of the record date must be cast in favor of Proposal No. 1, adoption of the merger agreement, for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against Proposal No. 1.

The affirmative vote of a majority of the votes cast at the MISCOR Meeting by MISCOR shareholders entitled to vote thereon is required to approve the (non-binding) advisory vote on Proposal No. 2, the merger-related named executive officer compensation proposal. Because the vote on Proposal No. 2 is advisory, it will not be binding on MISCOR, and failure to receive the vote required for approval will not in itself change MISCOR’s obligations to make the merger-related named executive compensation. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 2.

The affirmative vote of a majority of votes cast at the MISCOR Meeting and entitled to vote thereon is required to approve Proposal No. 3, the adjournment or postponement of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 3.

Pursuant to the merger agreement, as a condition to completion of the merger, MISCOR must also receive the MISCOR Minority Approval, which requires that 50% or more of the votes cast by MISCOR shareholders entitled to vote at the MISCOR Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against MISCOR’s proposal to adopt of the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 1 for the purpose of determining satisfaction of the MISCOR Minority Approval. Any or all of the conditions to the completion of the merger, including the MISCOR Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Share Ownership of Directors and Executive Officers of MISCOR

As of the close of business on July 24, 2013, the latest practicable date prior to the record date, the directors and executive officers of MISCOR and their affiliates beneficially owned and were entitled to vote approximately 2,764,800 shares of MISCOR common stock, collectively representing approximately 23.7% of the shares of MISCOR common stock outstanding and entitled to vote on that date.

Quorum

A quorum will be present at the MISCOR Meeting if a majority of all the shares of MISCOR common stock issued and outstanding on the record date and entitled to vote at the MISCOR Meeting are present in person or represented by proxy at the MISCOR Meeting. Abstentions and broker non-votes will be treated as present at the MISCOR Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Adjournments

If a quorum is not present in person or represented by proxy at the MISCOR Meeting, the Chairman of the MISCOR board of directors or MISCOR shareholders holding a majority of the MISCOR common stock present at the MISCOR Meeting have the power to adjourn the meeting from time to time, without notice other than an announcement at the MISCOR meeting. In addition, the MISCOR Meeting may be adjourned or postponed for the purpose of soliciting additional proxies in favor of Proposal No. 1 by a majority of the votes cast, without regard to broker non-votes or abstentions. However, no proxy that is voted against Proposal No. 1 will be voted in favor of adjournment or postponement of the MISCOR Meeting for the purpose of soliciting additional proxies.

Manner of Voting

We refer to stockholders who hold their MISCOR common stock in their own name (as opposed to being held in the name of their broker, bank or other nominee) as “holders of record.” Holders of record may vote in person at the MISCOR Meeting or by proxy. MISCOR recommends that holders of record vote by proxy even if they plan to attend the MISCOR Meeting. Holders of record can always revoke their proxy and change their votes at the MISCOR Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to MISCOR in time to vote, one of the individuals named as your proxy will vote your shares at the MISCOR Meeting as you have directed. You may vote for or against any or all of the proposals submitted at the MISCOR Meeting or abstain from voting.

If you are a holder of record, there are three ways to vote your proxy: by telephone, by Internet or by mail. Your submission of proxy authorizes William J. Schmuhl, Jr. and Michael Topa, and each of them, as proxies, each with the power to appoint his substitute, to represent and vote your shares.

To submit your proxy by Telephone call Toll-Free to 1-800-690-6903:

•	Use any touch-tone telephone to vote your proxy 24 hours a day, seven days a week until 11:59 p.m. (New York City Time) on September 11, 2013.

•	Please have your proxy card available and follow the simple instructions the voice prompt provides.

To submit your proxy by Internet visit http://www.proxyvote.com:

•	Use the Internet to vote your proxy 24 hours a day, seven days a week until 11:59 p.m. (New York City Time) on September 11, 2013.

•	Please have your proxy card available and follow the simple instructions to obtain your records and create an electronic ballot.

To submit your proxy by mail:

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided, or

•	Return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Only the latest dated proxy received from you, whether by mail, telephone or internet, will be voted at the MISCOR Meeting. If you submit your proxy by telephone or Internet, please do not mail your proxy form.

Voting of Shares Held in “Street Name”

If your shares of MISCOR common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions from your nominee well in advance of the MISCOR Meeting, MISCOR recommends that you directly contact your nominee to determine how to cause your shares to be voted as you wish. Your nominee may permit you to instruct the voting of your shares electronically using the telephone or Internet.

Unless you give voting instructions, your nominee will not vote your shares on the proposal to adopt the merger agreement. Shares held in street name but not voted will have the same effect as a vote against adoption of the merger agreement. We therefore urge you to provide voting instructions to your nominee. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the MISCOR Meeting, if your shares are represented at the MISCOR Meeting by your nominee.

How Proxies Will Be Voted

All shares of MISCOR common stock entitled to vote and represented by properly completed proxies received prior to the MISCOR Meeting (unless properly revoked) will be voted at the MISCOR Meeting as instructed on the proxies.

If holders of record who submit a properly completed proxy do not indicate how their shares of MISCOR common stock should be voted on a matter, the shares of MISCOR common stock represented by their proxy will be voted (unless properly withdrawn) as the MISCOR board of directors recommends and therefore will be voted:

•	FOR the proposal adopt the merger agreement and approve the transaction contemplated thereby;

•	FOR the merger-related named executive officer compensation proposal; and

•	FOR the proposal to adjourn or postpone the MISCOR Meeting to a later date or date, if necessary or appropriate, to allow for the solicitation of additional proxies.

Any proxy that is voted against Proposal No. 1 will also be voted against adjournment or postponement of the MISCOR Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy at any time prior to its exercise by:

•	submitting a new proxy card bearing a later date, or submitting a new proxy by telephone or through the Internet;

•	giving written notice of the revocation to MISCOR’s corporate secretary before the MISCOR meeting; or

•	attending the MISCOR Meeting and voting in person.

Your attendance at the MISCOR Meeting in person without voting will not automatically revoke your proxy. If you revoke your proxy during the meeting, this will not affect any vote previously taken. If you hold shares in street name and you desire to revoke your proxy, you should follow the instructions provided by your nominee.

Tabulation of the Votes

MISCOR has appointed Broadridge Investor Communications, Inc. (“Broadridge”) to serve as the Inspector of Election for the MISCOR Meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies and Expenses

IES and MISCOR will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. MISCOR will also request brokers, banks and other nominees holding shares of MISCOR common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners of such shares and will reimburse them for their reasonable expenses in so doing.

Broadridge, MISCOR’s stock transfer agent and registrar, may also solicit proxies from holders of record of MISCOR common stock for customary fees. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of MISCOR. No additional compensation will be paid to MISCOR’s directors, officers or employees for their solicitation efforts.

Questions About Voting or the MISCOR Meeting

If you have any questions or need further assistance in voting your shares, please call Broadridge at the following numbers:

•	brokers, banks and other nominees call your Broadridge representative or broker; and

•	holders of record of MISCOR common stock call (toll-free) 1-877-830-4936.

DESCRIPTION OF CAPITAL STOCK OF IES

General

IES’ authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 24, 2013, 15,105,846 shares of IES common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following summary of the terms and provisions of IES common stock and preferred stock does not purport to be complete and is qualified in its entirety by reference to IES’ Second Amended and Restated Certificate of Incorporation, as amended, its Bylaws and its Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent. The terms of IES’ capital stock may also be affected by the DGCL.

Common Stock and Restricted Common Stock

The holders of IES common stock are entitled to one vote for each share on all matters voted upon by IES stockholders, including the election of directors. IES common stockholders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of IES common stock entitled to vote in any election of IES directors may elect all of the directors standing for election.

Subject to the rights of any then-outstanding shares of preferred stock, holders of IES common stock are entitled to participate in dividends declared in the discretion of the IES board of directors out of funds legally available therefor. IES has never paid cash dividends on its common stock, and it does not anticipate paying cash dividends on its common stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

Holders of IES common stock are entitled to share ratably in the net assets of IES upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Holders of IES common stock have no preemptive rights to purchase shares of IES common stock. Shares of IES common stock are not subject to any redemption provisions and are not convertible into any other securities of IES. All outstanding shares of IES common stock are fully paid and non-assessable.

Each outstanding share of IES common stock includes one preferred stock purchase right issued under the Rights Agreement, which is summarized below.

IES’ common stock is listed on the NASDAQ under the symbol “IESC.”

Preferred Stock

Preferred stock may be issued from time to time by the IES board of directors as shares of one or more classes or series. Subject to the provisions of IES’ Second Amended and Restated Certificate of Incorporation and limitations prescribed by law, the IES board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the IES stockholders.

One of the effects of undesignated preferred stock may be to enable the IES board of directors to render more difficult or to discourage an attempt to obtain control of IES by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of IES’ management. The issuance of shares of preferred stock pursuant to the IES board of directors’ authority described above may adversely affect the rights of the holders of IES common stock. For example, preferred stock that IES issues may rank prior to IES common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of IES common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for IES common stock at a premium or may otherwise adversely affect the market price of IES common stock.

Series A Junior Participating Preferred Stock

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013 (the “record date”). Each right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of IES at a price of $20.00 (the “Purchase Price”). The following summary of the rights does not purport to be complete and is qualified in its entirety by reference to that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent. The Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on IES’ ability to use its net operating loss carry forwards (the “NOLs”) to reduce potential future federal income tax obligations.

Distribution Date; Acquiring Persons, Transfer of Rights. Initially, the rights will be attached to all common stock certificates (or book entry shares) representing shares of IES common stock then outstanding, and no separate right certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of IES common stock (the “Stock Acquisition Date”) and (ii) ten (10) business days following the commencement of, or the first public announcement of a person’s intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of IES common stock. The definition of Acquiring Person excludes any Exempt Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempt Transaction (as defined below). Until the distribution date, (i) the rights will be evidenced by the common stock certificates (or book entry shares in respect of the common stock) and will be transferred with and only with such common stock certificates (or book entry shares in respect of the common stock), (ii) new common stock certificates (or book entry shares in respect of the common stock) after the record date will contain a notation incorporating the Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the record date, proper notice will be provided that incorporates the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock (or book entry shares of common stock) outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate or book entry shares.

As soon as practicable after the distribution date, right certificates will be mailed to holders of record of IES common stock as of the close of business on the distribution date. Thereafter, the separate right certificates alone will represent the rights. Except as otherwise determined by the IES board of directors, only shares of IES common stock issued prior to the distribution date will be issued with rights.

Exempt Persons. The following persons are “Exempt Persons” as defined under the Rights Agreement:

(i) Any person who, together with its affiliates and associates, is the beneficial owner of IES common stock, options and/or warrants exercisable for shares of common stock representing 4.95% or more of the shares of IES common stock outstanding on January 24, 2013 will be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of IES common stock beneficially owned by such person at any time since January 24, 2013, excluding increases in percentage ownership of IES common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by IES or (y) repurchase or redemption of IES common stock by IES.

(ii) In addition, any person who, together with its affiliates and associates, becomes the beneficial owner of IES common stock, options and/or warrants exercisable for shares of IES common stock representing 4.95% or more of the shares of IES common stock then outstanding because of a reduction in the number of outstanding shares of IES common stock as the result of a purchase of common stock by IES or any of its subsidiaries will also be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of the outstanding IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of the outstanding IES common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in percentage ownership of IES common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by IES or (y) repurchase or redemption of shares of common stock by IES.

(iii) In addition, any person who, together with its affiliates and associates, is the beneficial owner of IES common stock, options and/or warrants exercisable for shares of IES common stock representing 4.95% or more of the outstanding IES common stock, and whose beneficial ownership is determined by the IES board of directors, in its sole discretion, (x) not to jeopardize or endanger the unrestricted availability to IES of its tax benefits or (y) to be in the best interests of IES, will be an “Exempt Person.” However, any such person shall no longer be treated as an Exempt Person and will be deemed an Acquiring Person if (A) such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of IES common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in beneficial ownership of IES common stock attributable to any (I) grant or adjustment of an equity compensation award to such person by IES or (II) repurchase or redemption of common stock by IES, or (B) the IES board of directors, in its sole discretion, determines that such person’s beneficial ownership (together with its affiliates and associates) may jeopardize or endanger the unrestricted availability to IES of its tax benefits or not be in the best interests of IES.

A purchaser, assignee or transferee of shares of IES common stock (or options or warrants exercisable for IES common stock) from an Exempt Person will not thereby become an Exempt Person, except that a transferee who receives IES common stock as a bequest or inheritance from the estate of an Exempt Person shall be an Exempt Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of IES common stock.

Exempt Transactions. The following transactions shall be “Exempt Transactions” under the Rights Agreement: any transaction that the IES board of directors determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the IES board of directors prior to the date of such transaction, including, without limitation, if the IES board of directors determines that (i) neither the beneficial ownership of shares of IES common stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the unrestricted availability to IES of its tax benefits or (ii) such transaction is otherwise in the best interests of IES. In granting an exemption for an “Exempt Transaction,” the IES board of directors may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject the person to such conditions as the IES board of directors may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Exercisability; Expiration. The rights are not exercisable until the distribution date and will expire on the earliest of (i) the close of business on December 31, 2017, (ii) the close of business on December 31, 2015 if stockholder approval of the Rights Agreement has not been received by or on such date, (iii) adjournment of the third annual meeting of stockholders of IES after the date of the Rights Agreement if stockholder approval of the Rights Agreement has not been received by such date, (iv) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and any successor statute or any other change of law if, as a result of such change of law, the IES board of directors determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (v) the beginning of the first taxable year of IES to which the IES board of directors determines that certain tax benefits may not be carried forward. At no time will the rights have any voting power.

If, an Acquiring Person becomes the beneficial owner of 4.95% or more of the outstanding shares of IES common stock, each holder of a right will thereafter have the right to receive, upon exercise, IES common stock (or, in certain circumstances, cash, property or other securities of IES), having a value equal to two times the exercise price of the right. The exercise price is the Purchase Price times the number of shares of IES common stock associated with each right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, rights are not exercisable following the occurrence of a Flip-In Event until such time as the rights are no longer redeemable by IES as set forth below.

For example, at an exercise price of $20.00 per right, each right distributed in respect of shares of IES common stock not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $40.00 worth of IES common stock (or other consideration, as noted above) for $20.00. If the common stock at the time of exercise had a market value per share of $4.00 per share, the holder of each valid right would be entitled to purchase 10 shares of IES common stock for $20.00.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of IES, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to IES, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for IES common stock (or other consideration) as set forth above or in the event the rights are redeemed.

Anti-Dilution Provisions. The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Exchange. At any time after the Stock Acquisition Date, the IES board of directors may exchange the rights (other than rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one (1) share of IES common stock per right (subject to adjustment).

Redemption. At any time until ten (10) days following the Stock Acquisition Date, IES may redeem the rights in whole, but not in part, at a price of $0.001 per right. Immediately upon action by the IES board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.001 redemption price.

Amendments. Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the IES board of directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the IES board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the rights are not redeemable.

Statutory Business Combination Provision

IES is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (1) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (3) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who became the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, by action of its stockholders, to exempt itself from coverage. IES has not adopted such an amendment to IES’ Second Amended and Restated Certificate of Incorporation or Bylaws. As of July 24, 2013, Tontine, the controlling shareholder of IES common stock, owned 56.7% of IES common stock. However, as the transaction which resulted in Tontine becoming an “interested stockholder” was approved by the IES board of directors, Tontine is exempt from application of Section  203.

Limitation on Directors’ Liability

Pursuant to IES’ Second Amended and Restated Certificate of Incorporation and Delaware law, IES’ directors are not liable to IES or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. IES has entered into indemnification agreements with certain of its directors and executive officers that indemnify those persons to the fullest extent permitted by IES’ Second Amended and Restated Certificate of Incorporation, its Bylaws and the DGCL. IES has also obtained directors’ and officers’ liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

IES’ Second Amended and Restated Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of IES or an unsolicited acquisition proposal that an IES stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by IES stockholders. These provisions are summarized in the following paragraphs.

Supermajority Voting. IES’ Second Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of IES’ capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to IES’ Second Amended and Restated Certificate of Incorporation. The IES board of directors may amend, alter, change or repeal IES’ Bylaws, or adopt new Bylaws by the affirmative vote of a majority of the IES board of directors at any meeting and without the assent or vote of the IES stockholders. The Bylaws may be also be altered, amended or repealed, or new Bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of IES common stock entitled to vote thereon.

Authorized but Unissued or Undesignated Capital Stock. IES’ authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of July 24, 2013, 15,105,846 shares of IES common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the IES board of directors in one or more transactions. In this regard, IES’ Second Amended and Restated Certificate of Incorporation grants the IES board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority granted to the IES board of directors, as described above, could decrease the amount of earnings and assets available for distribution to holders of IES common stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of IES. The IES board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meeting of Stockholders. IES’ Bylaws provide that special meetings of IES stockholders may only be called by (1) the Chairman of the board of directors upon the written request of the board of directors pursuant to a resolution approved by a majority of the board of directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of IES common stock.

Stockholder Action by Written Consent. IES’ Second Amended and Restated Certificate of Incorporation and Bylaws generally provide that any action required or permitted by IES’ stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent of the stockholders.

Notice Procedures. IES’ Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to IES’ Second Amended and Restated Certificate of Incorporation or Bylaws to be brought before annual meetings of the IES stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to IES’ corporate secretary prior to the annual meeting. Generally, to be timely, notice must be received at IES’ principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by IES, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in the Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

Rights Agreement

On January 28, 2013, the IES board of directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on IES’ ability to use NOLs to reduce potential future federal income tax obligations. IES has experienced and may experience in the future substantial operating losses, and under the Code and rules promulgated by the Internal Revenue Service, IES may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce IES’ federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, IES believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to IES. However, if IES experiences an “ownership change”, as defined in Section 382 of the Code, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is designed to deter an acquisition of IES common stock in excess of a threshold amount that could trigger a “change of control” within the meaning of Section 382 of the Code. The Rights Agreement is designed to effectively dilute the ownership of any Acquiring Person through the offering of rights to IES’ other shareholders that could be exercised upon the Acquiring Person’s acquisition of IES common stock in excess of the threshold amount. There can be no assurance that the Rights Agreement will be effective in deterring a change of control or protecting the NOLs. For additional information on the rights and the Rights Agreement, see “—Series A Junior Participating Preferred Stock” above.

Transfer Agent and Registrar

The transfer agent and registrar for IES common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of MISCOR common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Andrews Kurth LLP and Ulmer & Berne LLP insofar as it sets forth specific legal conclusions under U.S. federal income tax law. The opinions of counsel are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

This discussion applies only to U.S. holders (as defined below) that hold their MISCOR common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	holders that exercise appraisal rights,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their MISCOR common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold MISCOR common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of MISCOR common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their MISCOR common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of MISCOR common stock, the U.S. federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Each holder of MISCOR common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Opinion

The completion of the merger is conditioned upon the delivery by tax counsel to MISCOR of its opinion dated the closing date of the merger to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the merger agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code. This opinion condition will not be waivable after the MISCOR shareholders have approved the proposal to adopt the merger agreement if such waiver would require further stockholder approval to be obtained, unless further approval of the MISCOR shareholders is obtained with appropriate disclosure. MISCOR does not intend to waive this opinion condition to its obligation to consummate the merger. If the conclusions in the tax opinion delivered at closing are materially different than the opinion described herein, IES and MISCOR will recirculate this joint proxy statement/prospectus and resolicit the shareholder votes of MISCOR. Further, if MISCOR does waive this opinion condition after the registration statement of which this joint proxy statement/prospectus is a part is declared effective by the SEC, and if the U.S. federal income tax consequences of the merger to you have materially changed, IES and MISCOR will recirculate the joint proxy statement/prospectus and resolicit the shareholder votes of MISCOR.

The tax opinion will be based on certain facts, representations, covenants and assumptions, including representations of IES and MISCOR. If any of the representations or assumptions upon which such opinion is based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. This opinion is not binding on the Internal Revenue Service or the courts, and neither IES nor MISCOR intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Therefore, while the merger is conditioned upon the delivery by tax counsel to MISCOR of its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Material U.S. Federal Income Tax Consequences of the Merger to MISCOR Shareholders

The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus. In the opinion of Ulmer & Berne LLP, the merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. If the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences.

Exchange Solely for Cash. If, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of MISCOR common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the MISCOR common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if, however, the holder constructively owns shares of MISCOR common stock that are exchanged for shares of IES common stock in the merger or otherwise owns shares of IES common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “—Exchange for IES Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for IES Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it solely for shares of IES common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of IES common stock (as discussed below). The aggregate adjusted tax basis of the shares of IES common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of MISCOR common stock surrendered for the IES common stock, and the holding period of the IES common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of MISCOR common stock were held.

Exchange for IES Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it for a combination of IES common stock and cash, the holder will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the IES common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of MISCOR common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of IES common stock). For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and IES common stock should be allocated among different blocks of MISCOR common stock. Any recognized gain will be long-term capital gain if the holder’s holding period with respect to the MISCOR common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of IES common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of MISCOR common stock for a combination of IES common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of MISCOR common stock surrendered for IES common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of IES common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the IES common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of MISCOR common stock surrendered.

Possible Treatment of Cash as a Dividend. Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of MISCOR’s accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of IES. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of MISCOR common stock solely for IES common stock and then IES immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the IES common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of IES. That determination requires a comparison of (1) the percentage of the outstanding stock of IES that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of IES that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of IES common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of MISCOR common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of MISCOR common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Reporting Rules. Under applicable Treasury regulations, “significant holders” of MISCOR stock will be required to comply with certain reporting requirements. A MISCOR shareholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding MISCOR common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of MISCOR common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of IES, MISCOR, and Merger Sub, and the holder will be required to retain permanent records of these facts. You should consult your tax advisor as to whether you may be treated as a “significant holder.”

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the merger agreement in its entirety for a more complete understanding of the terms and conditions of the merger.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and the transactions described in this proxy statement/prospectus. The representations and warranties in the merger agreement are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality, and are modified or qualified by information contained in the parties’ public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding IES and MISCOR can be found elsewhere in this proxy statement/prospectus.

Structure of the Merger

Subject to the conditions of the merger agreement, MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a wholly-owned subsidiary of IES. Upon the effectiveness of the merger, the separate corporate existence of MISCOR will cease.

Effective Time of the Merger

The closing of the merger and the other transactions contemplated by the merger agreement are expected to occur, subject to the satisfaction or waiver of all closing conditions, promptly following the IES Meeting and the MISCOR Meeting. The merger will become effective immediately when the certificate of merger is accepted for filing by the Secretary of State of Delaware (or such later time as set forth in the certificate of merger and agreed to by the parties). In this joint proxy statement/prospectus, the time when the merger becomes effective is referred to as the effective time of the merger.

Merger Consideration

General

At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

If the Merger Consideration Determination Date had occurred on July 24, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.48 in cash or 0.311 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the

Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.

Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration. For a discussion of the relative value of the Stock Consideration and the Cash Consideration, see “Summary — Merger Consideration” beginning on page 11.

Proration of Cash Consideration

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, provided, however, that the aggregate Cash Consideration to be paid in the merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock with respect to which MISCOR shareholders elect to receive Cash Consideration, including, in the event that the IES Common Stock Value is less than $4.024, all shares of MISCOR common stock for which a valid election was not made (collectively, the “Cash Election Shares”), is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. See “Risk Factors — Risks Relating to the Merger — MISCOR shareholders electing to receive Cash Consideration may, as the result of the cap on the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement, receive a form or combination of consideration different from the form they elect.”

If the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares is greater than the Maximum Cash Amount, then the exchange agent will determine, on a pro rata basis, which Cash Election Shares will be designated as Stock Designation Shares. The number of Stock Designation Shares to be allocated to each MISCOR shareholder will be determined by multiplying the number of Cash Election Shares held by such MISCOR shareholder by a fraction, the numerator of which is (x) the number of all Cash Election Shares less 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger, and the denominator of which is (y) the number of all Cash Election Shares.

If the Merger Consideration Determination Date had occurred on July 24, 2013, it is estimated that the Maximum Cash Amount would have been approximately $8.7 million and that holders of up to approximately 5.9 million shares of IES Common Stock could have elected to receive, and would have received, Cash Consideration in the merger, in each case based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. Based on these assumptions, if the Merger Consideration Determination Date had occurred on July 24, 2013, the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares would be less than the Maximum Cash Amount, and no shares of MISCOR common stock for which a cash election was made would have received shares of IES common stock in lieu of cash.

Distributions

If, between the date of the merger agreement and the effective time of the merger, the shares of MISCOR common stock or IES common stock are changed into a different number or class of shares by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of MISCOR common stock or IES common stock shall be declared with a record date within that period, appropriate adjustments will be made to the per share Stock Consideration and per share Cash Consideration to have the same economic effect as was contemplated by the merger agreement prior to giving effect of such event.

No Fractional Shares

No fractional shares of IES common stock will be issued to any holder of MISCOR common stock in connection with the merger. IES will convert into cash to the nearest whole cent each fractional share that would otherwise be issued. No interest will be paid or accrued on cash payable in lieu of fractional shares of IES common stock. Further, no fractional share will be entitled to vote or have any other rights of an IES stockholder.

Election Procedures

General

The election form and other appropriate and customary transmittal materials will be mailed to MISCOR shareholders of record as of the close of business on the record date for the MISCOR Meeting, at the same time as this joint proxy statement/prospectus is mailed or as IES and MISCOR may otherwise agree. IES will make election forms available upon reasonable request to persons who become MISCOR shareholders after the record date for the MISCOR Meeting but before the election deadline described below.

The election form will allow each MISCOR shareholder (other than a holder of Dissenting Shares) to specify (i) the number of shares of MISCOR common with respect to which such holder elects to receive the Cash Consideration, (ii) the number of shares of MISCOR common stock with respect to which such holder elects to receive the Stock Consideration or (iii) that such holder makes no election with respect to such holder’s MISCOR common stock (“Non-Election Shares”). The election must be made prior to the election deadline. Unless extended or otherwise agreed upon by IES and MISCOR, the election deadline will be 5:00 p.m., New York time, on the later of (i) the 33rd day following the date the election form is mailed to MISCOR shareholders, (ii) the fifth business day following the dissemination of the joint press release disclosing the final determination of the Cash Consideration and the Exchange Ratio and (iii) such other date and time on which IES and MISCOR shall agree. IES and MISCOR will make a public announcement if such election deadline has been extended.

To make a valid election, each MISCOR shareholder must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline. A form of election will be properly completed only if accompanied by certificates, if any, which represent such shareholder’s shares of MISCOR common stock covered by the election form (or the guaranteed delivery of such certificates) or, in case of book-entry shares, any additional documents specified by the procedures set forth in the election form.

If a MISCOR shareholder does not make an election to receive Cash Consideration or Stock Consideration, the election form is not received by the exchange agent by the election deadline, the forms of election are improperly completed and/or are not signed, or the certificates representing MISCOR common stock or other documentation are not included with the election form, such shareholder will be deemed not to have made an election. Any MISCOR shareholder that does not make a valid election will be deemed to have elected to receive, and will be paid Stock Consideration; provided, however, that if the IES Common Stock Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration. If the Merger Consideration Determination Date had occurred on July 24, 2013, the default election would have been Stock Consideration, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Any election form may be revoked or changed by a shareholder submitting such election form prior to the election deadline. If the election is so revoked prior to the election deadline, the shares of MISCOR common stock represented by such election form will become Non-Election Shares and IES will return the certificates, if any, representing MISCOR common stock without charge to the revoking shareholder upon request, unless such shareholder properly makes a subsequent election. The exchange agent will have reasonable discretion to determine, in good faith, whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. None of IES, MISCOR or Merger Sub or the exchange agent will have any obligation to notify MISCOR shareholders of any defects in an election form.

Appraisal Rights

A MISCOR shareholder who delivers to MISCOR, before the shareholder vote is taken at the MISCOR Meeting, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated and does not vote the shareholder’s shares in favor of the merger will be entitled to assert dissenters’ rights in accordance with Chapter 44 of the IBCL. The shareholder’s shares will not be converted into the right to receive any merger consideration, but instead such shareholder shall be paid the fair value of the shares as of the time immediately before the merger pursuant to the provisions of Chapter 44 of the IBCL. The full text of Chapter 44 of the IBCL is attached as Annex D to this joint proxy statement/prospectus.

If the merger agreement is adopted by the MISCOR shareholders at the MISCOR Meeting, MISCOR must mail a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after the MISCOR Meeting at which shareholder approval was received. For a shareholder to perfect its’ dissenters’ rights, the shareholder must (a) demand payment for the shareholder’s shares of MISCOR common stock, (b) certify whether the shareholder acquired beneficial ownership of the shares of MISCOR common stock before March 13, 2013, and (c) deposit the shareholder’s certificates representing shares of MISCOR common stock in accordance with the terms of the notice to dissenters. A MISCOR shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder’s shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

Upon consummation of the merger and receipt of a payment demand, IES, on behalf of MISCOR, will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who acquired beneficial ownership of the shares of MISCOR common stock before March 13, 2013, MISCOR’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable.

For those dissenters who became beneficial owners of shares of MISCOR common stock on or after March 13, 2013, MISCOR will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept it in full satisfaction of the dissenting shareholder’s demand or until MISCOR is otherwise directed by a court of competent jurisdiction.

Conversion of Shares; Exchange of Certificates

The conversion of shares of MISCOR common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, American Stock Transfer & Trust Company, LLC, as exchange agent, will exchange certificates formerly representing shares of MISCOR common stock for the merger consideration each holder is entitled to receive pursuant to the merger agreement.

Exchange Procedures

Promptly following the effective time of the merger, IES will deposit with the exchange agent certificates representing the number of shares of IES common stock to be issued and the aggregate amount of cash to be paid as merger consideration.

As soon as reasonably practicable after the effective time of the merger, IES will cause Merger Sub to send a letter of transmittal to each person who was a record owner of MISCOR common stock at the effective time of the merger. This mailing will contain instructions on how to surrender certificates formerly representing shares of MISCOR common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Upon surrender to the exchange agent of a certificate of MISCOR common stock for cancelation, together with a properly completed and executed letter of transmittal and such other documents as may reasonably be required, the holder of such certificate of MISCOR common stock will be entitled to receive, in accordance with that holder’s election or non-election, as the case may be, a certificate representing the number of shares of IES common stock and/or the cash that such holder has the right to receive pursuant to the merger agreement, any cash in lieu of fractional shares and any distributions to which the holder thereof is entitled pursuant to the merger agreement, and such certificate for MISCOR common stock will be canceled.

Until each certificate of MISCOR common stock is surrendered, such certificate or book entry share will be deemed at any time after the effective time of the merger to represent only the right to receive the merger consideration upon the surrender of such certificate, any cash in lieu of fractional shares and any distributions to which the holder thereof is entitled pursuant to the merger agreement, without interest.

Lost Stock Certificates

If a certificate formerly representing shares of MISCOR common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by IES or the exchange agent, the posting of a bond in such reasonable amount as IES or the exchange agent will direct as indemnity, with such assurances as the exchange agent may reasonably require.

Distributions with Respect to Unexchanged MISCOR Common Stock

MISCOR shareholders prior to the effective time of the merger will not be paid any distributions on shares of IES common stock declared or made after the effective time of the merger until they surrender their shares of MISCOR common stock to the exchange agent (upon a holder’s surrender of all of such holder’s certificates representing, or formerly representing, shares of MISCOR common stock, that holder will receive any accrued but unpaid distribution, without interest, to which that holder is entitled in connection with the merger consideration).

Withholding Taxes

Each of IES, Merger Sub and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any MISCOR shareholder the amounts it is required to deduct and withhold under the Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes as having been paid to the MISCOR shareholders from whom they were withheld.

Transfer Books

After the effective time of the merger, there will be no transfers on the stock transfer books of MISCOR of any shares of MISCOR common stock. Certificates of MISCOR common stock presented to Merger Sub after the effective time of the merger will be canceled and exchanged for the merger consideration payable in respect of such certificates, any cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest.

Termination of Exchange Fund

Any portion of the merger consideration, payable pursuant to the merger agreement and made available to the exchange agent, that remains unclaimed by holders of MISCOR common stock for one year after the effective time of the merger will be returned to Merger Sub upon demand. Thereafter, a holder of MISCOR common stock must look only to Merger Sub for payment of the merger consideration to which that holder is entitled under the terms of the merger agreement. Any amounts remaining unclaimed by holders of MISCOR common stock immediately prior to the date upon which payment of such amounts would otherwise escheat to or become the property of any governmental authority will become the property of Merger Sub free and clear of all claims or interests of any person previously entitled thereto.

Treatment of MISCOR Stock Options and Other Equity Awards

The following summarizes the treatment of MISCOR stock options and other equity awards held by MISCOR employees:

Stock Options

All outstanding options to purchase MISCOR common stock will be exercisable in full. The MISCOR board of directors shall select and give notice to the holders of such outstanding options, if any, of the beginning and ending dates between which such options may be exercised. Any options not exercised during the prescribed period will be canceled.

Restricted Shares

Each outstanding share of MISCOR common stock that is subject to a restriction or other condition under the MISCOR stock plans will be immediately vested and become free of such conditions or restrictions and will be treated in the merger equally with each share of MISCOR common stock that is not subject to any such restrictions or conditions.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. MISCOR has made representations and warranties to IES and Merger Sub with respect to each of, and IES and Merger Sub have made representations and warranties to MISCOR with respect to certain of, the following subject matters:

•	corporate existence, good standing, corporate authority and qualification to conduct business;

•	authorization to enter into and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	capitalization;

•	compliance with laws and permits;

•	violations of, or consents required pursuant to, any contract, agreement or applicable law;

•	SEC filings;

•	litigation;

•	taxes;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	material contracts;

•	intellectual property;

•	ownership and condition of assets;

•	insurance;

•	improper payments;

•	undisclosed liabilities; and

•	state takeover statues.

Certain representations and warranties of IES, MISCOR and Merger Sub are qualified as to materiality or as to “material adverse effect,” which generally means the existence of any material change that, individually or in the aggregate (1) would reasonably be expected to prevent, materially delay or materially impair the ability of such party to complete the merger or (2) has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or financial condition of the party and its subsidiaries, taken as a whole.

The definition of “material adverse effect” includes numerous exceptions and carve-outs, including the following:

•	changes that affect generally the industry in which the party and its subsidiaries operate;

•	changes in the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world;

•	changes to the extent directly resulting from the announcement of the execution of the merger agreement or the consummation or pendency of the merger;

•	fluctuations in the price or trading volume of shares of any trading stock of such party;

•	changes in applicable law or GAAP, unless such disproportionally affects such party and its subsidiaries, taken as a whole, relative to other industry participants;

•	changes resulting from any failure to take any action expressly prohibited by the merger agreement;

•	changes resulting from expenses incurred in connection with the merger agreement;

•	any claim made or brought by any holder of MISCOR common stock arising out of or related to the merger agreement, the merger or any of the transactions contemplated by the merger agreement; or

•	changes resulting from any failure of internal or analysts’ estimates or projections.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Pursuant to the terms of the merger agreement, each of IES and MISCOR may waive in writing in whole or in part any or all of such party’s conditions to completion of the merger, provided that those requirements that are a condition to both IES’ and MISCOR’s completion of the merger, including the IES Minority Approval and MISCOR Minority Approval, must be waived in writing by both parties. In the event that either the IES Minority Approval or the MISCOR Minority Approval is not received, IES and MISCOR may determine, based on the facts as they then exist, that waiver of such conditions is in the best interest of IES, MISCOR and their respective stockholders. Neither IES nor MISCOR intend to re-solicit stockholder approval in the event that either party waives a material condition to completion of the merger, except as may be required by the merger agreement with respect to MISCOR’s receipt of an opinion of its tax counsel, as described under “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger to MISCOR Shareholders” beginning on page 135. As of July 24, 2013, neither IES or MISCOR anticipated waiving any condition to its obligation to complete the merger.

Conditions to Each Party’s Obligations

The obligation of MISCOR, on the one hand, and IES and Merger Sub, on the other hand, to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	IES receiving stockholder approval of the issuance of shares of IES common stock in the merger;

•	MISCOR receiving shareholder approval of the adoption of the merger agreement;

•	IES receiving IES Minority Approval;

•	MISCOR receiving MISCOR Minority Approval;

•	the registration statement of which this joint proxy statement/prospectus forms a part being declared effective by the SEC;

•	the absence of any statute, order or injunction prohibiting the merger;

•	IES filing the listing of additional shares notification with NASDAQ with respect to the IES common stock to be issued to MISCOR shareholders in the merger;

•

no Person (other than affiliates of Tontine Capital Management, L.L.C. that own IES common stock) becoming, in the reasonable determination of the IES board or directors, an Acquiring Person (as defined in the Rights Agreement) as a result of the merger; and

•	receiving all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect on the surviving corporation.

The obligation of MISCOR, on the one hand, and IES and Merger Sub, on the other hand, to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•

certain of the other party’s representations, including, but not limited to, respresentations and warranties with respect to corporate authority and capitalization, must be true and correct in all respects, even if their failure to be so would not have a material adverse effect;

•

the remainder of the other party’s representations and warranties must be true and correct, except for any failures of such representations and warranties to be so true and correct as would not, individually or in the aggregate, not have a material adverse effect;

•	material compliance by the other party with all of its covenants and its delivery of a certificate certifying such compliance; and

•	absence of a material adverse effect with respect to the other party.

Additional Conditions to MISCOR’s Obligations

The obligation of MISCOR to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	receiving a legal opinion regarding the tax treatment of the merger; and

•	IES having delivered to the exchange agent satisfactory transfer instructions.

Additional Conditions to the Obligation of IES and Merger Sub

The obligation of IES and Merger Sub to complete the merger is subject to the satisfaction or waiver of the additional following conditions:

•	the number of Dissenting Shares not exceeding 5% of the outstanding shares of MISCOR common stock immediately prior to the effective time of the merger; and

•	agreement among the parties on the calculation of MISCOR’s Net Debt.

IES and MISCOR may fail to reach agreement as to the calculation of Net Debt as a result of their inability to agree on the amounts of debt outstanding during the 30-day Net Debt measurement period or application of the methodologies used to calculate Net Debt.

Covenants

Conduct of Business Pending the Merger

MISCOR has agreed that, during the period from the date of the merger agreement until the effective time of the merger or until the earlier termination of the merger agreement, except as disclosed in its disclosure letter, expressly permitted by the merger agreement or agreed to in writing by IES (whose consent will not be unreasonably withheld, delayed or conditioned):

•

it will, and will cause its subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as theretofore conducted, and use its commercially reasonable efforts consistent with past practices and policies to:

•	preserve intact its present business organizations and goodwill;

•	keep available the services of its present executive officers, directors and key employees; and

•	preserve its relationships with customers, suppliers, agents and creditors; and

•	it will not, and will cause its subsidiaries not to:

•

amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents;

•	adjust, split, combine, reclassify or dispose of any of MISCOR’s outstanding equity interests (as defined in the merger agreement);

•	declare, set aside or pay any dividends or other distributions with respect to any equity interests;

•

issue, grant or sell, or agree to issue, grant or sell, any equity interests, including capital stock, change its capitalization from that which exists on the date of the merger agreement, issue, sell, award or grant any rights, options or warrants to acquire MISCOR’s equity interests, or any conversion rights with respect to MISCOR’s equity interests, or enter into or amend any agreements with any holder of MISCOR’s equity interests with respect to holding, voting or disposing of such equity interest;

•	purchase, redeem or otherwise acquire any of MISCOR’s outstanding equity interests;

•	merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets;

•	liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly-owned Subsidiaries);

•	acquire or agree to acquire by merger, consolidation or otherwise the business of any person or a division thereof;

•	sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any common stock of any other person;

•	make any loans, advances or capital contributions to, or investments in, any person;

•

terminate or amend any of MISCOR’s material contracts or waive or assign any of its rights under any its material contracts in a manner that would be materially adverse to MISCOR, or enter into any material contact other than customer or vendor contracts entered into in the ordinary course of business;

•	incur or assume any indebtedness;

•

enter into any additional contracts, benefit plans or agreements; or make or agree to make any material changes to any existing contracts, benefit plans or agreements; grant any increase in the compensation or benefits payable to any officer; grant any increase in the compensation or benefits payable to any non-officer; or adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued under any benefit plan;

•

with respect to any former, present or future representative, increase any compensation or benefits payable to such representative or enter into, amend, modify or extend any employment or consulting agreement or benefit plan with of for such representative;

•	create, incur, assume or permit to exist any lien on any of its properties or assets;

•

make or rescind any material election relating to taxes, settle or compromise any material claim, action, litigation, proceeding, arbitration or investigation relating to taxes, or change in any material respect any of its methods of reporting any items for tax purposes from those employed in the preparation of MISCOR’s tax returns for the most recent taxable year for which a tax return has been filed;

•	make or commit to make capital expenditures exceeding $250,000 in the aggregate;

•	take any action that is reasonably likely to materially delay or impair the ability of MISCOR to consummate the transactions contemplated by the merger agreement;

•	enter into any new line of business;

•	enter into any contract that subjects or will subject IES or Merger Sub to any non-compete or similar restriction;

•	enter into any contract the effect of which is or will be to grant a third party any right or potential right of license to any material intellectual property;

•	except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used;

•	compromise, settle or grant any waiver or release related to any litigation or proceeding;

•	engage in any transaction or enter into any agreement with any affiliate; or

•	enter into any contract or obligation with respect to any of the foregoing.

Access to Information Personnel and Information

Subject to certain exceptions, during the period from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, IES and MISCOR and their respective subsidiaries will provide each other reasonable access to their facilities, assets, employees, representatives, contracts, permits, books and records and copies of these materials, as applicable. The parties will also provide each other a copy of any report or communication with the SEC related to the merger.

No Solicitation of Alternative Transactions

During the period from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, subject to the limited exceptions described below, MISCOR will not, and will cause its subsidiaries and representatives not to:

•	solicit, initiate, encourage or facilitate any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•

engage in any discussions or negotiations with, furnish or disclose any non-public information relating to itself or any of its subsidiaries to any person that has made or may be considering making another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Except as permitted below, neither MISCOR nor any of its subsidiaries may engage in any solicitations, discussions or negotiations with any person with respect to another acquisition proposal.

Nothing in the merger agreement prevents MISCOR, prior to obtaining its required shareholder approval, from doing any of the following, provided its board of directors, acting in good faith, has determined after consultation with its outside legal counsel and financial advisors, that (i) the acquisition proposal is reasonably likely to result in a superior proposal (as defined in the merger agreement) and (ii) the failure to take such action would be reasonably likely to be inconsistent with the board of director’s fiduciary duties to MISCOR shareholders:

•

engaging in discussions or negotiations with, or disclosing information to, a third party who has made a bona fide written and unsolicited acquisition proposal, but only so long as the MISCOR board of directors, acting in good faith, has also determined that the conditions of the proposal are all reasonably capable of being satisfied in a timely manner and the third party executes a confidentiality agreement with material terms that are no more favorable to the third party than those contained in the confidentiality agreement between IES and MISCOR;

•

subject to provisions requiring notification to IES of the existence of a superior proposal and negotiating in good faith exclusively with IES for four business days to enable IES to submit a revised offer, (a) recommending, adopting, approving or submitting to its shareholders, or proposing publicly to recommend, adopt, approve or submit to its shareholders, another acquisition proposal, or (b) entering into any agreement related to another acquisition proposal, provided that, prior to taking either of these actions, MISCOR concurrently terminates the merger agreement; or

•

subject to provisions requiring notification to IES of the existence of a superior proposal and negotiating in good faith exclusively with IES for four business days to enable IES to submit a revised offer, withdrawing or amending (or publicly proposing to withdraw or amend) the approval, recommendation or declaration of advisability by its board of directors of the merger or the other transactions contemplated by the merger agreement.

MISCOR has agreed that, within 24 hours of receiving any unsolicited bona fide written acquisition proposal from a third party, it will notify IES of such acquisition proposal, the identity of the third party making such acquisition proposal and the material terms of such acquisition proposal. MISCOR has agreed to keep IES informed as to any changes to acquisition proposals and to provide IES with a copy of any material correspondence with any third party regarding another acquisition proposal.

Nothing contained in the no-solicitation provisions of the merger agreement prohibits MISCOR or its board of directors from taking and disclosing to MISCOR’s shareholders a position with respect to another acquisition proposal pursuant to Rule 14d-9 and 14e-2(a) under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law.

Stockholders’ Meetings

Promptly after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, each of IES and MISCOR will take all action necessary to give notice of and hold the IES Meeting and the MISCOR Meeting, respectively. The MISCOR board of directors will recommend the adoption of the merger agreement to its shareholders, and the IES board of directors will recommend to its stockholders the approval of the issuance of shares of IES common stock in the merger.

Registration Statement

IES and MISCOR will cooperate and promptly prepare the registration statement of which this joint proxy statement/prospectus forms a part and file the same with the SEC as soon as practicable after the date of the merger agreement and in any event not later than 45 days after the date of the merger agreement.

IES and MISCOR, subject to certain exceptions, have agreed that the registration statement of which this joint proxy statement/prospectus forms a part (at the time it becomes effective) and this joint proxy statement/prospectus (at the time it is first mailed to stockholders) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The registration statement of which this joint proxy statement/prospectus forms a part, or any amendment or supplement thereto, will not be filed or disseminated to MISCOR shareholders without the prior approval of both IES and MISCOR.

Stock Exchange Listing

IES will prepare and submit to the NASDAQ, as soon as practicable, a listing of additional shares notification or other appropriate documentation covering the shares of IES common stock to be issued in the merger.

Additional Arrangements

Each of IES and MISCOR has also agreed to do the following:

•	take all actions necessary to enable the closing to occur as soon as reasonably practicable;

•	provide to the other party such information and reasonable assistance as the other party may reasonably request in connection with its preparation of any regulatory filings;

•	take all action to cause the covenants and conditions in the merger agreement to be performed or satisfied as soon as practicable;

•

use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, ruling or injunction that would restrain, prevent or delay the closing, and if any order, decree, ruling, injunction or other action has been taken by a governmental authority that would restrain, enjoin or otherwise prohibit, delay or prevent closing, use its reasonable best efforts to have the action declared ineffective as soon as practicable; and

•

promptly notify each other of any communication concerning the merger or the merger agreement from any governmental authority, permit the other party to review in advance any proposed communication to any governmental authority concerning the merger or the merger agreement, allow the other party to participate in any substantive meeting with any governmental authority relating to any filing or inquiry concerning the merger or the merger agreement, and provide the other party’s counsel with copies of all correspondence, filings and communications between it and any governmental authority with respect to the merger or the merger agreement.

However, nothing contained in the merger agreement will be interpreted so as to require any party or its subsidiaries or affiliates, without such party’s written consent, to sell, license, dispose of, hold separate or operate in any specified manner any of its businesses or assets. Further, nothing contained in the merger agreement will give either party, directly or indirectly, the right to control the operations of the other party.

Section 16 Matters

Prior to the effective time of the merger, IES and MISCOR will take all required actions to cause any dispositions of shares of MISCOR common stock (or derivatives thereof) or acquisitions of IES common stock (or derivatives thereof) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Public Announcements

Subject to certain exceptions, IES and MISCOR will consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the merger agreement and the transactions contemplated thereunder. Neither IES nor MISCOR will issue any press release or make any other public statements concerning the merger without first providing the other party with a copy of such release or statement and obtaining the consent of the other party to such release or statement (which consent shall not be unreasonably withheld).

Notification Requirements

Each of IES and Merger Sub, on the one hand, and MISCOR, on the other hand, will give prompt notice to the other party of any occurrence that would be reasonably expected to result in the inaccuracy of a representation or warranty or any failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with under the terms of the merger agreement.

Expenses

Subject to certain exceptions, each party will pay its own expenses relating to the preparing, entering into, and carrying out of the merger agreement and the consummation of the transactions contemplated thereunder, except that IES and MISCOR will equally share all fees and expenses incurred for printing this joint proxy statement/prospectus.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that, for a period of six years from the effective time of the merger, IES will cause Merger Sub, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR and any of its subsidiaries in their capacities as directors and officers for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require IES to cause Merger Sub to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that IES will cause the organizational documents of Merger Sub to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. IES and Merger Sub may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, Merger Sub will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. Merger Sub may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time of the merger. However, Merger Sub will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, Merger Sub will purchase as much coverage per policy year as reasonably practicable for the maximum amount. IES will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Employee Matters

If and to the extent permitted by the IES employee benefit plans, IES will give MISCOR employees full credit for their years of service with MISCOR or MISCOR’s subsidiaries and past participation in MISCOR benefit plans for purposes of eligibility and vesting (excluding benefit accruals) under all employee benefit plans maintained by IES to the same extent and for the same purpose as such employee was entitled before the effective time of the merger. IES will give MISCOR employees credit toward deductibles and out-of-pocket requirements for any payments made during the current year under the MISCOR employee benefit plans.

Merger Sub and its subsidiaries will honor, without modification, all contracts, agreements, collective bargaining agreements and commitments that apply to any current or former employee or director of MISCOR.

MISCOR Board of Directors and Executive Officers

At or prior to the closing of the merger, MISCOR will deliver to IES written resignations of all members of the board of directors and all officers of MISCOR and each of its subsidiaries, with such resignations to be effective as of the effective time of the merger.

Determination of MISCOR’s Net Debt

At least twelve business days prior to the closing date of the merger, MISCOR will deliver to IES a certificate certifying to and setting forth the calculation of MISCOR’s Net Debt, and IES will have three business days after delivery of such certificate to object to the calculation of Net Debt set forth therein. IES and MISCOR will negotiate in good faith to resolve any such objections and agree to a final calculation of Net Debt. Promptly after reaching such agreement, IES and MISCOR will issue a joint press release disclosing the final determinations of the Cash Consideration and the Exchange Ratio.

Termination of the Merger Agreement and Termination Fees

Termination of the Merger Agreement

The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of IES and MISCOR;

•	by either IES or MISCOR (provided the terminating party is not the cause of the failure or action described) if:

•	the merger is not completed by October 31, 2013, unless extended pursuant to the merger agreement (the “Termination Date”);

•

any governmental authority has issued an order, decree or ruling or taken any other action permanently prohibiting the consummation of the merger or making the merger illegal and such order, decree or ruling or other action will have become final and nonappealable;

•	the IES stockholders fail to approve the issuance shares of IES common stock in the merger;

•	the MISCOR shareholders fail to adopt the merger agreement;

•	IES fails to receive IES Minority Approval; or

•	MISCOR fails to receive MISCOR Minority Approval;

•	by IES if:

•

there has been a material breach by MISCOR of any of its representations and warranties that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the breach from IES;

•

MISCOR has failed to comply in any material respect with any of its covenants or other agreements, and such failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the failure from IES;

•

MISCOR has breached its no-solicitation covenant in any material respect, the MISCOR board of directors has withdrawn or changed adversely its recommendation of the merger, MISCOR or any of its subsidiaries has entered into another acquisition agreement, or MISCOR has publicly announced its intention to take any of the forgoing actions; or

•

there has been a material adverse effect with respect to MISCOR that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the material adverse effect from IES.

•	by MISCOR if:

•

there has been a material breach by IES or Merger Sub of any of their representations and warranties that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the breach from MISCOR;

•

IES or Merger Sub has failed to comply in any material respect with any of its covenants or other agreements, and such failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the failure from MISCOR;

•

prior to the adoption of the merger agreement by the MISCOR shareholders, MISCOR receives a superior proposal and the MISCOR board of directors withdraws or changes adversely its recommendation of the merger or MISCOR or its subsidiaries enter into another acquisition agreement, provided that MISCOR complies in all material respects with the provisions of the merger agreement applicable to the treatment of superior proposal; or

•

there has been a material adverse effect with respect to IES that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the material adverse effect from MISCOR.

Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration.

Termination Fees and Expenses

In the event of a termination of the merger agreement under the following circumstances, MISCOR will be required to pay IES a termination fee in the amount of $250,000:

•	either IES or MISCOR terminates the merger agreement due to:

•	the failure of the MISCOR shareholders to adopt the merger agreement;

•	the failure of IES to receive IES Minority Approval;

•	the failure of MISCOR to receive MISCOR Minority Approval;

•	the MISCOR board of directors withdrawing or changing adversely its recommendation of the merger or MISCOR or any of its subsidiaries entering into another acquisition agreement; or

•	the failure of the merger to be completed by the Termination Date; or

•	IES terminates the merger agreement due to:

•	MISCOR’s failure to timely cure or inability to cure a material breach of any of its representations and warranties;

•	MISCOR’s failure to timely cure or inability to cure its failure to comply in any material respect with any of its covenants or other agreements; or

•	MISCOR’s breach of its no-solicitation covenant in any material respect.

In addition, MISCOR will be required to pay IES a topping fee in the amount of $500,000 (in addition to the $250,000 termination fee described above), if, within 365 days of a termination of the merger agreement as a result of MISCOR’s failure to receive shareholder approval of the merger or MISCOR Minority Approval, MISCOR consummates an alternative transaction with any person or entity that submitted an alternative transaction prior to termination of the merger agreement (regardless of whether such alternative transaction was the basis for termination of the merger agreement).

In the event of a termination of the merger agreement as a result of the failure of the IES stockholders to approve the issuance of shares of IES common stock in the merger or the failure of IES to receive the IES Minority Approval, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the merger in an amount not to exceed $250,000.

Effect of Termination

In the event of the termination of the merger agreement as described above, the merger agreement will become null and void and there will be no liability on the part of IES or Merger Sub, on the one hand, or MISCOR, on the other hand, except as described above under “Termination Fees and Expenses,” and with respect to the requirement to comply with the terms of the confidentiality agreement executed between IES and MISCOR as well as other specified provisions in the merger agreement, including those related to confidentiality, filings and communications with the SEC and payment of expenses, provided that no party will be relieved from any liability with respect to any willful or intentional breach of any representation, warranty, covenant, agreement or other obligation under the merger agreement.

Waiver

IES and Merger Sub, on the one hand, and MISCOR, on the other hand, may at any time before the effective time of the merger, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or the other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained in the merger agreement.

Amendment

IES and Merger Sub, on the one hand, and MISCOR, on the other hand, may amend the merger agreement by joint written agreement at any time before or after approval by the MISCOR shareholders. However, after the approval of the merger agreement by the MISCOR shareholders, no amendment may be made without first obtaining further approval of the MISCOR shareholders where such amendment would materially adversely affect the rights of the MISCOR shareholders or require further approval by the MISCOR shareholders under applicable law.

APPRAISAL RIGHTS

Under Indiana law, MISCOR shareholders will have dissenters’ rights with respect to the merger. If you are a MISCOR shareholder and you (or your broker or other “street name” record holder acting on your behalf) follow the procedures set forth in Chapter 44 of the Indiana Business Corporation Law (the “IBCL”) these rights will entitle you to receive the fair value of your shares of MISCOR common stock rather than having your shares converted into the right to receive the Cash Consideration and/or the Stock Consideration pursuant to the merger agreement. Attached as Annex D to this joint proxy statement/prospectus is a copy of the full text of Chapter 44 of the IBCL, as it is in effect as of the date of this proxy statement/prospectus, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of shares of MISCOR common stock.

MISCOR shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 44 of the IBCL in order to perfect their rights. IES and MISCOR will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a MISCOR shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the IBCL.

Under Chapter 44 of the IBCL, a MISCOR shareholder of record for the MISCOR Meeting who desires to assert dissenters’ rights must (1) deliver to MISCOR, before the shareholder vote is taken, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder’s shares in favor of adoption of the merger agreement, either in person or by proxy. A record shareholder, such as a broker, who holds MISCOR common stock as a nominee for others, may assert dissenters’ rights with respect to the shares held for one or more beneficial shareholder, while not exercising such right for other beneficial shareholders. A record shareholder may assert dissenters’ rights as to fewer than all shares registered in the shareholder’s name only if the shareholder dissents (in accordance with the provisions of Chapter 44 of the IBCL) with respect to all of the shares beneficially owned by any one person, and the shareholder notifies MISCOR in writing of the name and address of each person on whose behalf the shareholder, as record shareholder, is asserting dissenters’ rights.

Shareholders who wish to be eligible to assert dissenters’ rights may send their written notice to MISCOR Group, Ltd., 800 Nave Road, SE, Massillon, Ohio 44646, Attention: Corporate Secretary; the method of delivery of this written notice is at the risk of the shareholder, because the notice must actually be received by MISCOR prior to the shareholder vote being taken.

If the merger agreement is adopted by the MISCOR shareholders at the MISCOR Meeting, MISCOR must mail or deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after the MISCOR Meeting at which shareholder approval was received. The notice to dissenting shareholders must:

1.	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

2.	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was March 13, 2013, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	set a date by which MISCOR must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice to dissenters is delivered; and

5.	be accompanied by a copy of Chapter 44 of the IBCL.

Any MISCOR shareholder who is sent a notice to dissenters must then (a) demand payment for his or her MISCOR common stock, (b) certify whether he or she acquired beneficial ownership of the MISCOR common stock before March 13, 2013 (any such shareholder, a “Pre-Announcement Shareholder”) and (c) deposit his or her certificates representing MISCOR common stock in accordance with the terms of the notice to dissenters. A MISCOR shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for his or her shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

A MISCOR shareholder who desires to exercise dissenters’ rights concerning the merger but who does not comply with the preliminary conditions described above will not to be entitled to exercise dissenters’ rights. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the proposal to adopt the merger agreement and, accordingly, to have waived their dissenters’ rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Chapter 44 of the IBCL.

Upon consummation of the merger and receipt of a payment demand, IES, on behalf of MISCOR, will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was a Pre-Announcement Shareholder, MISCOR’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. Payment must be accompanied by MISCOR’s most recent year-end and interim financial statements, a statement of MISCOR’s estimate of the fair value of MISCOR common stock, and a statement of the dissenting shareholder’s right to demand payment under IBCL Section 23-1-44-18.

For those dissenters who became beneficial owners of shares of MISCOR common stock on or after March 13, 2013, MISCOR will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept it in full satisfaction of the dissenting shareholder’s demand or until MISCOR is otherwise directed by a court of competent jurisdiction.

If the dissenting shareholder believes the amount estimated or paid on behalf of MISCOR is less than the fair value for his or her shares of MISCOR common stock or if IES and MISCOR fail to make payment to the dissenting shareholder within sixty (60) days after the date set for demanding payment, the dissenting shareholder may notify MISCOR in writing of the shareholder’s own estimate of the fair value of his or her shares of MISCOR common stock and demand payment of his or her estimate (less the amount of any payment made by IES for the shares of MISCOR common stock to the dissenting shareholder). Demand for payment must be made in writing within thirty (30) days after IES, on behalf of MISCOR, has made payment for the dissenting shareholder’s shares of MISCOR common stock or has offered to pay its estimate of fair value for the dissenting shareholder’s shares of MISCOR common stock. MISCOR will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder’s shares of MISCOR common stock.

MISCOR can elect to agree with the dissenting shareholder’s fair value demand, but if a demand for payment remains unsettled, IES, on behalf of MISCOR, must commence an appraisal proceeding in the circuit or superior court of Dubois County, Indiana within sixty (60) days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares of MISCOR common stock. If MISCOR fails to commence the appraisal proceeding within the sixty (60) day period, MISCOR (or IES, on behalf of MISCOR) must pay each dissenting shareholder whose demand remains unsettled the amount demanded. MISCOR must make all dissenting shareholders whose demands remain unsettled parties to the appraisal proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the appraisal proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder’s shares of MISCOR common stock, plus interest, exceeds the amount paid by IES.

The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against MISCOR if the court finds that MISCOR did not substantially comply with Chapter 44 of the IBCL or against either MISCOR or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 44 of the IBCL.

If MISCOR and IES do not consummate the merger within sixty (60) days after the date set in the notice to dissenters for demanding payment and depositing certificates of shares of MISCOR common stock, MISCOR will return the deposited certificates. If, after returning the deposited certificates, MISCOR and IES consummate the merger, MISCOR will send a new notice to dissenters and repeat the payment demand process.

Every MISCOR shareholder who does not deliver a notice of intent to demand payment for his or her shares of MISCOR common stock as described above, or who votes in favor of the proposal to adopt the merger agreement, will have no right to dissent and to demand payment of the fair value of the shareholder’s shares of MISCOR common stock as a result of the merger. Voting against the proposal to adopt the merger agreement does not in itself constitute the notice of intent to demand payment required by Chapter 44 of the IBCL.

FINANCING OF THE MERGER

IES’ obligation to complete the merger is not conditioned upon its obtaining financing. IES expects, however, to obtain financing for some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger (the “Merger Payments”).

IES is party to a Credit and Security Agreement (the “Credit Agreement”), for a $30 million revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”). In February 2013, IES entered into an amendment of the Credit Facility that extended the term to August 9, 2016 and pursuant to which Wells Fargo provided IES with a $5 million term loan (the “Wells Fargo Term Loan”).

On April 10, 2013, IES entered into a commitment letter with Wells Fargo, pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions precedent, a new amortizing term loan in a principal amount of up to $14 million (the “Acquisition Term Loan”) under the Credit Facility. Upon entering into the commitment letter, IES incurred an amendment fee in the amount of $37,500.

The Acquisition Term Loan, which will mature on August 9, 2016, will be fully reserved from availability under the Credit Facility and will be subject to principal reduction on a 48-month straight-line amortization. The Acquisition Term Loan will bear interest at a per annum rate equal to the average Daily Three Month LIBOR plus 5.00% for the first year; thereafter, the margin will be determined based on the following grid:

Average Liquidity	LIBOR Spread
< $20 million	5.00%
≥ $20 million but < $30 million	4.50%
≥ $30 million	4.00%

Proceeds of the Acquisition Term Loan may be used only to (i) fund Merger Payments, (ii) refinance the Wells Fargo Term Loan, and (iii) as otherwise may be permitted by Wells Fargo. Except as specified in the Acquisition Term Loan, all other terms, conditions and provisions of the Acquisition Term Loan shall be as set forth in IES’ Credit Agreement.

The final size and terms of the Acquisition Term Loan, as well as any draw made by IES thereunder, will depend on, among other things, IES’ liquidity at closing and its funding obligations in connection with the Merger Payments, including (i) the aggregate Cash Consideration to be paid to MISCOR shareholders in connection with the merger and (ii) MISCOR’s debt outstanding at the closing date of the merger. As of July 24, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $5.994 million. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million.

In order to finance some or all of the Merger Payments, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under the Acquisition Term Loan.

Subject to the considerations described above, IES’ total debt at closing is expected to be approximately $14.0 million.

COMPARISON OF RIGHTS OF IES STOCKHOLDERS AND MISCOR SHAREHOLDERS

As a result of the merger, the MISCOR shareholders may become stockholders of IES. As IES stockholders, their rights will be governed by the DGCL and by IES’ certificate of incorporation and bylaws.

The following is a summary of the material differences between the rights of IES stockholders and the rights of MISCOR shareholders under each company’s respective certificate of incorporation, as amended, and bylaws, as amended. While IES and MISCOR believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of IES and MISCOR shareholders and is qualified in its entirety by reference to the DGCL, IBCL and the various documents of IES and MISCOR that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of IES and being a shareholder of MISCOR. IES has filed copies of its articles of incorporation, as amended, and bylaws, as amended, with the SEC, and such documents are exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. IES will send copies of these documents to you upon your request. MISCOR will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information,” beginning on page 250.

Authorized Capital

IES. The total number of authorized shares of capital stock of IES is 110,000,000, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 24, 2013, 15,105,846 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. 100,000 shares of IES’ preferred stock has been designated as Series A Junior Participating Preferred Stock, of which none are issued and outstanding.

MISCOR. The total number of authorized shares of capital stock of MISCOR is 20,800,000, consisting of 20,000,000 shares of common stock without par value and 800,000 shares of preferred stock without par value. As of July 24, 2013, 11,684,987 shares of common stock (including 22,000 shares of restricted stock) were issued and outstanding and no shares of preferred stock were issued and outstanding.

Number and Election of Directors

IES. IES’ certificate of incorporation and bylaws provide that the number of members of the board of directors shall be fixed from time to time by the board of directors but shall not be less than one nor more than fifteen persons. The IES board of directors currently has 5 members. Directors are elected by a plurality of votes of the shares present in person or by proxy and entitled to vote on the election of directors. In addition, the preferred stockholders may elect additional directors in certain situations in accordance with IES’ Certificate of Designations of the Series A Junior Participating Preferred Stock.

MISCOR. The MISCOR board of directors currently has 4 members. The MISCOR articles of incorporation and bylaws provide that the board of directors will consist of a number of directors, not less than one, as set from time to time by resolution adopted by a majority of the board of directors. If and whenever the board of directors has not specified the number of directors, the number shall be five. Directors are elected by a plurality of votes of the shares present in person or by proxy and entitled to vote on the election of directors. The directors are divided into three classes. The members of each class are elected for a term of three years (unless a shorter period is specified) and until their successors are elected and qualified. One class of directors is elected annually. Tontine has the right to appoint members to MISCOR’s board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common stock, Tontine has the right to appoint one member of MISCOR’s board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and MISCOR’s board of directors consists of five or fewer directors, Tontine has the right to appoint one member of MISCOR’s board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and MISCOR’s board of directors consists of six or more directors, Tontine has the right to appoint two members of MISCOR’s board of directors.

MISCOR also agreed that, for as long as Tontine has the right to appoint directors, the number of directors on MISCOR’s board of directors will not exceed seven. Tontine has not appointed a director to MISCOR’s board of directors.

Stockholders’ Meetings and Provisions for Notices

IES. The IES bylaws provide that special meetings of stockholders may only be called by (1) the Chairman of the board of directors upon the written request of the board of directors pursuant to a resolution approved by a majority of the board of directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of common stock.

The IES bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to IES’ certificate of incorporation or bylaws to be brought before annual meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to IES’ secretary prior to the annual meeting. Generally, to be timely, notice must be received at IES’ principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by IES, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in IES’ bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

MISCOR. The MISCOR’s articles of incorporation provide that a special meeting of shareholders may be called only by the Chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors. Shareholders are not authorized to call a special meeting.

The MISCOR bylaws establish advance notice procedures with regard to shareholder proposals relating to business to be brought before annual meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to MISCOR’s secretary prior to the annual meeting. Generally, to be timely, notice must be received at MISCOR’s principal executive offices not less than 120 days prior to an annual meeting (or if fewer than 130 days’ notice or prior public disclosure of the date of the annual meeting is given or made by MISCOR, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in MISCOR’s bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the shareholder submitting the proposal.

Voting by Stockholders

IES. The IES bylaws state that unless otherwise provided by applicable law, the certificate of incorporation, or the bylaws, all matters other than election of directors will be approved if the votes cast in favor of the matter exceed the votes cast opposing matter. The IES bylaws state that subject to the rights of the holders of preferred stock, directors will generally be elected by a plurality of the votes cast.

MISCOR. The MISCOR bylaws state that, unless otherwise provided by applicable law, the articles of incorporation, or the bylaws, all matters other than election of directors will be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on that matter. Subject to the rights of the holders of preferred stock and Tontine, directors will generally be elected by a plurality of the votes cast.

Amendment of Certificate of Incorporation

IES. IES’ certificate of incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of IES’ capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to IES’ certificate of incorporation. Any amendment to IES’ certificate of incorporation not requiring approval as mentioned in the foregoing, requires the affirmative vote of the holders of at least a majority of the then outstanding shares entitled to vote thereon and the affirmative vote of the holders of at least a majority of the then outstanding shares of each class of stock of IES voting separately as a class.

MISCOR. Generally, amendments to MISCOR’s articles of incorporation must be approved by a majority vote of MISCOR’s board of directors and also by a majority of our outstanding voting shares. However, to amend certain provisions of MISCOR’s articles of incorporation, including those pertaining to MISCOR’s directors and to certain business combination transactions, approval by at least 80% of the outstanding voting shares is required.

Amendment of Bylaws

IES. Under the IES bylaws and certificate of incorporation, IES’ board of directors may amend, alter, change or repeal IES’ bylaws, or adopt new bylaws by the affirmative vote of a majority of the board of directors at any meeting and without the assent or vote of the stockholders. The bylaws may be also be altered, amended or repealed, or new bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of common stock entitled to vote thereon.

MISCOR. Under the MISCOR bylaws and articles of incorporation, the affirmative vote of a majority of the “Full Board” is required to adopt, amend, alter, or repeal the bylaws. The “Full board” is the total number of directors if there are no vacancies.

Exchange Listing of Common Stock

IES. IES common stock is listed on the NASDAQ Global Select Market under the symbol “IESC,” and the rights of IES stockholders are determined in part by the NASDAQ listing requirements.

MISCOR. MISCOR common stock is traded on the OTCQB under the symbol “MIGL.”

BUSINESS OF IES

Integrated Electrical Services, Inc., a Delaware corporation, is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, IES provides services from IES’ 56 domestic locations as of March 31, 2013. Its operations are organized into three business segments, based upon the nature of its products and services (more complete descriptions follow):

•	Communications – Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential – Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

•

Commercial & Industrial – Provider of electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

The table below describes the percentage of IES’ total revenues attributable to each of IES’ three segments over each of the last three years and during the six months ended March 31, 2013 and 2012:

	Six Months Ended March 31,				Years Ended September 30,
	2013		2012		2012		2011		2010
	$	%	$	%	$	%	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Communications	$71,925	28.9%	$53,591	24.7%	$121,492	26.6%	$83,615	20.6%	$69,171	18.1%
Residential	75,349	30.2%	58,900	27.2%	129,974	28.5%	114,732	28.2%	115,947	30.3%
Commercial & Industrial	101,985	40.9%	104,115	48.1%	204,649	44.9%	207,794	51.2%	197,313	51.6%

Total Consolidated	$249,259	100.0%	$216,606	100.0%	$456,115	100.0%	$406,141	100.0%	$382,431	100.0%

For additional financial information by segment, see Note 11, “Operating Segments” in the notes to IES’ audited consolidated financial statements for the fiscal year ended September 30, 2012 and Note 6, “Operating Segments” in the notes to IES’ unaudited consolidated financial statements for the six months ended March 31, 2013.

Net Operating Loss Carry Forward

IES and certain of its subsidiaries have a federal NOL of approximately $452 million at September 30, 2012, including approximately $139 million resulting from the additional amortization of goodwill. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses for federal and state income tax purposes. Should Tontine, IES’ controlling shareholder, sell or otherwise dispose of all or a portion of its position in IES, a change in ownership could occur. In addition a change in ownership could result from the purchase of common stock by an existing or a new 5% shareholder as defined by Internal Revenue Code Section 382. Should a change in ownership occur, all net operating losses incurred prior to the change in ownership would be subject to limitation imposed by Internal Revenue Code Section 382, which would substantially reduce the amount of NOL currently available to offset taxable income. For more information on IES’ NOLs and the Rights Agreement adopted by the IES board of directors, see “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controlling Shareholder” beginning on page 190.

Operating Segments

Communications

Business Description

Originally established in 1984, IES’ Communications segment is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, high-tech manufacturing, educational and information technology industries. IES also provides the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. A significant portion of IES’ Communications revenue is generated from long-term, repeat customers, some of whom use IES as a preferred provider for major projects. IES performs services across the United States from its ten offices, which includes its Communications headquarters located in Tempe, Arizona, allowing dedicated onsite maintenance teams at IES’ customers’ sites.

In 2010, IES Communications segment was separated from its Commercial & Industrial segment to form a new operating segment. The decision to report Communications as a separate segment was made as IES changed its internal reporting structure and the segment gained greater significance as a percentage of consolidated revenues, gross profit and operating income. Moreover, the Communications segment was identified as a separate and specific part of future strategic growth plans of IES.

Sales and Marketing

IES primarily specializes in installations of communication systems, and site and national account support for the mission critical infrastructure of Fortune 500 corporations. IES’ sales strategy relies on a concentrated business development effort, with centralized corporate marketing programs and direct end-customer communications and relationships. Due to the mission critical nature of the facilities IES services, IES’ end-customers significantly rely upon IES’ past performance record, technical expertise and specialized knowledge. IES’ long-term strategy is to improve its position as a preferred mission critical solutions and services provider to large national corporations and strategic local companies. Key elements of IES’ long-term strategy include continued investment in its employees’ technical expertise and expansion of its onsite maintenance and recurring revenue model.

Competition

IES’ competition consists of both small, privately owned contractors who have limited access to capital and large public companies. IES competes on quality of service and/or price, and seeks to emphasize its long history of delivering high quality solutions to its customers.

Residential

Business Description

IES’ Residential business provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to IES’ core electrical construction work, the Residential segment also provides services for the installation of residential solar power, smart meters, and electric car charging stations, both for new construction and existing residences. The Residential division is made up of 32 total locations, which includes the headquarters in Houston. These division locations geographically cover Texas, the Sun-Belt, and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Sales and Marketing

Demand for IES’ Residential services is highly dependent on the number of single-family and multi-family home starts in the markets it serves. Although IES operates in multiple states throughout the Sun-Belt, Mid-Atlantic and western regions of the United States, the majority of its segment revenues are derived from services provided in the state of Texas. IES’ sales efforts include a variety of strategies, including a concentrated focus on national homebuilders and multi-family developers and a local sales strategy for single and multi-family housing projects. IES cable, solar and electric car charging station revenues are typically generated through industry-specific third parties to which it acts as a preferred provider of installation services.

IES’ long-term strategy is to continue to be the leading national provider of electrical services to the residential market. Although the key elements of its long-term strategy include a continued focus on maintaining a low and variable cost structure and cash generation, during the housing downturn IES modified its strategy by expanding into markets less exposed to national building cycles, such as solar panel and electric car charging installations. As IES begins to experience increased activity in the residential sector, it is prepared to increase its scale to support an increase in activity.

Competition

IES’ competition primarily consists of small, privately owned contractors who have limited access to capital. IES believes that it has a competitive advantage over these smaller competitors due to its key employees’ long-standing customer relationships, its financial capabilities, and its local market knowledge and competitive pricing. There are few barriers to entry for IES’ electrical contracting services in the residential markets.

Commercial & Industrial

Business Description

IES’ Commercial & Industrial segment is one of the largest providers of electrical contracting services in the United States. The division offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial division consists of 19 total locations, which includes the division headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region.

Services include the design of electrical systems within a building or complex and procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. IES focuses on projects that require special expertise, such as design-and-build projects that utilize the capabilities of its in-house experts, or projects which require specific market expertise, such as transmission and distribution projects. IES also focuses on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. IES provides services for a variety of projects, including: office buildings, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities and municipal infrastructure and health care facilities. IES’ utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. IES’ maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short-term economic fluctuations.

Sales and Marketing

Demand for IES’ Commercial & Industrial services is driven by construction and renovation activity levels, economic growth, and availability of bank lending. Certain of IES’ industrial projects have longer cycle times than its typical Commercial & Industrial services and may follow the economic trends with a lag. IES’ sales focus varies by location, but is primarily based upon regional and local relationships with general contractors and a demonstrated expertise in certain industries, such as transmission and distribution.

IES’ long-term strategy has been modified over the past two years due to the downturn in the construction industry. IES’ long-term strategy is to be the preferred provider of electrical services in the markets where it has demonstrated expertise or are a local market leader. Key elements of IES’ long-term strategy include leveraging its expertise in certain niche markets, expansion of its service and maintenance business and maintaining its focus on its returns on risk adjusted capital.

Competition

The electrical infrastructure services industry is generally highly competitive and includes a number of regional or small privately-held local firms. There are few barriers to entry for IES electrical contracting services in the commercial and industrial markets, which limits its advantages when competing for projects. Industry expertise, project size, location and past performance will determine IES’ bidding strategy, the level of involvement from competitors and its level of success in winning awards. IES’ primary advantages vary by location and market, but mostly are based upon local individual relationships with key employees or a demonstrated industry expertise. Additionally, due to the size of many of IES’ projects, its financial resources help it compete effectively against local competitors.

Industry Overview

Given the diverse end markets of IES Commercial & Industrial customers, which include both commercial buildings, such as offices, healthcare facilities and schools, and industrial projects, such as power, chemical, refinery and heavy manufacturing facilities, IES is subject to many trends within the construction industry. In general, demand for IES Commercial & Industrial services is driven by construction and renovation activity levels, economic growth, and availability of bank lending. Due to economic, technological or other factors there can be no assurance that construction and demand will continue to increase.

According to the September 2012 McGraw Hill Outlook, commercial construction is forecasted to increase approximately 11% in 2013 driven by improvements in the retail, warehouse, office and hotel sectors during 2013. According to the McGraw Hill Outlook, institutional building construction is forecasted to slightly increase 0.3% in 2013, turning positive for the first time in four years as state finances are finally showing signs of stabilizing.

Public works construction is forecasted to rise 5% in 2013 after three years of decline while electric utility construction activity is forecasted to drop 20% in 2013, according to the McGraw Hill Outlook. The increase in public works construction is expected to come from a rebound in highway and bridge construction, which was impacted by a reduction in federal funding and tight fiscal conditions for state and local governments over the past two years, and some increased activity for rail projects. Although electric utility construction activity is expected to decrease in 2013, according to the McGraw Hill Outlook, the projected $35 billion of spending is still a high level by historical standards.

Discontinued Operations

IES is focused on return on capital and cash flow to maximize long-term shareholder value. As a result, beginning in 2011, IES increased its focus on a number of initiatives to return it to profitability (the “2011 Restructuring Plan”). Included in these initiatives was the closure or sale of a number of facilities within IES’ Commercial & Industrial segment and one location in its Communications segment. During 2011, IES initiated the sale or closure of all or portions of its Commercial facilities in Arizona, Florida, Iowa, Maryland, Massachusetts, Nevada and Texas, its Industrial facility in Louisiana, and its Communications facility in Maryland. IES has substantially concluded the closure of these facilities as of September 30, 2012. Results from operations of these facilities for the years ended September 30, 2012, 2011, and 2010 are presented in IES’ Consolidated Statements of Operations as discontinued operations. For further discussion of discontinued operations, please refer to Note 17, “Discontinued Operations” in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012. The 2011 Restructuring Plan is more fully described on page F-35.

Safety Culture

Performance of IES’ contracting and maintenance services exposes it to unique potential hazards associated specifically with the electrical contracting industry. In light of these risks, IES is resolute in its commitment to safety and maintaining a strong safety culture, which is reflected in its safety program and the significant reductions in loss time cases and OSHA recordable incidents over the past ten years. IES employs full-time regional safety managers, under the supervision of its full-time Vice President of Safety. IES seeks to maintain standardized safety policies, programs, procedures and personal protection equipment within each segment, including programs to train new employees, which apply to employees new to the industry and those new to IES. To further emphasize IES’ commitment to safety, it has also tied management incentives to specific safety performance results.

Risk Management and Insurance

IES’ ability to post surety bonds provides it with an advantage over competitors that are smaller or have fewer financial resources. IES believes that the strength of its balance sheet, as well as a good relationship with its bonding provider, enhances its ability to obtain adequate financing and surety bonds.

The primary risks in IES’ operations include bodily injury, property damage and construction defects. IES maintains automobile, general liability and construction defect insurance for third party health, bodily injury and property damage and workers’ compensation coverage, which it considers appropriate to insure against these risks. IES’ third-party insurance is subject to deductibles for which it establishes reserves.

Customers

IES has a diverse customer base. During the twelve-month periods ended September 30, 2012, 2011 and 2010, no single customer accounted for more than 10% of IES’ revenues. IES will continue to emphasize developing and maintaining relationships with its customers by providing superior, high-quality service. Management at each of its segments is responsible for determining sales strategy and sales activities.

Backlog

Backlog is a measure of revenue that IES expects to recognize from work that has yet to be performed on uncompleted contracts, and from work that has been contracted but has not started. Backlog is not a guarantee of future revenues, as contractual commitments may change. As of September 30, 2012, IES’ backlog was approximately $234.1 million compared to $174.5 million as of September 30, 2011. This increase is primarily due to expanded operations within IES’ Residential and Communications segments, which increased 28.6% and 20.2%, respectively. Backlog at IES’ Commercial & Industrial segment increased by 9.2% in fiscal year 2012.

Seasonality and Quarterly Fluctuations

Results of operations from IES’ Residential segment are more seasonal, depending on weather trends, with typically higher revenues generated during spring and summer and lower revenues during fall and winter. The Communications and Commercial & Industrial segments of IES’ business is less subject to seasonal trends, as work generally is performed inside structures protected from the weather. IES’ service and maintenance business is generally not affected by seasonality. In addition, the construction industry has historically been highly cyclical. IES’ volume of business may be adversely affected by declines in construction projects resulting from adverse regional or national economic conditions. Quarterly results may also be materially affected by the timing of new construction projects. Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

Regulations

IES’ operations are subject to various federal, state and local laws and regulations, including:

•	licensing requirements applicable to electricians;

•	building and electrical codes;

•	regulations relating to worker safety and protection of the environment;

•	regulations relating to consumer protection, including those governing residential service agreements; and

•	qualifications of IES’ business legal structure in the jurisdictions where IES does business.

Many state and local regulations governing electricians require permits and licenses to be held by individuals. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all IES’ electricians who work in the state or county that issued the permit or license. It is IES’ policy to ensure that, where possible, any permits or licenses that may be material to its operations in a particular geographic area are held by multiple employees within that area.

IES believes it has all licenses required to conduct its operations and is in compliance with applicable regulatory requirements. Failure to comply with applicable regulations could result in substantial fines or revocation of its operating licenses or an inability to perform government work.

Capital Facilities

During fiscal year 2012, IES maintained two credit facilities, as described in “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. For a discussion of IES’ capital resources, see “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Financing Information

For information on IES’ financial information by segment, see Note 11, “Business Segments” in the notes to IES’ audited consolidated financial statements for the fiscal year ended September 30, 2012, which are incorporated by reference herein.

Employees

At March 31, 2013, IES had 2,693 employees. IES is not a party to any collective bargaining agreements with its employees. IES believes that its relationship with its employees is strong.

Locations

As of March 31, 2013, IES had 56 domestic locations serving the United States. In addition to IES’ executive and corporate offices, it had ten locations within its Communications business, 28 locations within its Residential business and 18 locations within its Commercial & Industrial business. This diversity helps to reduce IES’ exposure to unfavorable economic developments in any given region.

Available Information

General information about IES can be found on IES’ website at www.ies-corporate.com under “Investors.” IES files its interim and annual financial reports, as well as other reports required by the Exchange Act, with the SEC.

IES’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports are available free of charge through its website as soon as it is reasonably practicable after it files them with, or furnishes them to, the SEC. You may also contact IES’ Investor

Relations department and they will provide you with a copy of these reports. The materials that IES files with the SEC are also available free of charge through the SEC website at www.sec.gov. You may also read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE., Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1–800–SEC–0330.

In addition to the Code of Ethics for Financial Executives, IES has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the Legal Compliance and Corporate Policy Manual), and established Corporate Governance Guidelines and adopted charters outlining the duties of IES’ Audit, Human Resources and Compensation and Nominating/Governance Committees, copies of which may be found on its website. Paper copies of these documents are also available free of charge upon written request to IES. IES has designated an “audit committee financial expert” as that term is defined by the SEC. Further information about this designee may be found in the Proxy Statement for the 2013 Annual Meeting of Stockholders of IES.

PROPERTY OF IES

At September 30, 2012, IES maintained branch offices, warehouses, sales facilities and administrative offices at 61 locations. Substantially all of IES’ facilities are leased. IES leases its executive office located in Greenwich, Connecticut and its corporate office located in Houston, Texas. IES believes that its properties are adequate for its present needs, and that suitable additional or replacement space will be available as required.

IES LEGAL PROCEEDINGS

From time to time IES is a party to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business. IES maintains various insurance coverages to minimize financial risk associated with these proceedings. None of these proceedings, separately or in the aggregate, are expected to have a material adverse effect on IES’ financial position, results of operations or cash flows. With respect to all such proceedings, IES records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. IES expenses routine legal costs related to these proceedings as they are incurred.

The following is a discussion of IES’ significant legal matters:

Ward Transformer Site

One of IES’ subsidiaries has been identified as one of more than 200 potentially responsible parties (“PRPs”) with respect to the clean-up of an electric transformer resale and reconditioning facility, known as the Ward Transformer Site, located in Raleigh, North Carolina. The facility built, repaired, reconditioned and sold electric transformers from approximately 1964 to 2005. IES did not own or operate the facility but a subsidiary that IES acquired in January 1999 is believed to have sent transformers to the facility during the 1990s. During the course of its operation, the facility was contaminated by Polychlorinated Biphenyls (“PCBs”), which also have been found to have migrated off the site. Based on IES’ investigation to date, there is evidence to support IES’ defense that IES’ subsidiary contributed no PCB contamination to the site.

Four PRPs have commenced clean-up of on-site contaminated soils under an Emergency Removal Action pursuant to a settlement agreement and Administrative Order on Consent entered into between the four PRPs and the U.S. Environmental Protection Agency (“EPA”) in September 2005. IES is not a party to that settlement agreement or Order on Consent. In April 2009, two of these PRPs, Carolina Power and Light Company and Consolidation Coal Company, filed suit against IES and most of the other PRPs in the U.S. District Court for the Eastern District of North Carolina (Western Division) to contribute to the cost of the clean-up.

In addition to the on-site clean-up, the EPA has selected approximately 50 PRPs to which it sent a Special Notice Letter in late 2008 to organize the clean-up of soils off site and address contamination of groundwater and other miscellaneous off-site issues. IES was not a recipient of that letter. On January 8, 2013, the EPA held a meeting to discuss potential settlement of its costs associated with the site. The meeting included a number of the defendants, as well as other PRPs not currently in the litigation. IES was invited to attend this meeting and counsel for IES attended. The EPA notified all parties that they must indicate by March 15, 2013 whether they will participate in settlement discussions. This settlement is separate from the 2009 litigation filed by PRPs against IES and others. IES notified the EPA that it intends to participate in the settlement discussions. IES intends to present to the EPA the evidence developed in the 2009 suit to support the argument that IES did not contribute PCB contamination to the site. IES has tendered a demand for indemnification to the former owner of the acquired corporation that may have transacted business with the facility. As of March 31, 2013, IES had not recorded a reserve for this matter, as it believes the likelihood of its responsibility for damages is not probable and a potential range of exposure is not estimable.

Hamilton Wage and Hour

On August 29, 2012, IES was served with a wage and hour suit seeking class action certification. On December 4, 2012, IES was served with a second suit, which included the same allegations but different named plaintiffs. On June 24, 2013, the Company was served with a third lawsuit, again alleging the same claims but with different plaintiffs. Each of these cases is among several others filed by Plaintiffs’ attorney against contractors working in the Port Arthur Motiva plant on various projects over the last few years. The claims are based on alleged failure to compensate for time spent bussing to and from the plant, donning safety wear and other activities. It does not appear IES will face significant exposure for any unpaid wages. In a separate earlier case based on the same allegations, a federal district court ruled that the time spent traveling on the busses is not compensable. In early January 2013, the U.S. Court of Appeals for the Fifth Circuit upheld the district court’s ruling finding no liability for wages for time spent bussing into the facility. IES’ investigation indicates that all other activities alleged either were inapplicable to IES’ employees or took place during times for which IES’ employees were compensated. IES has filed responsive pleadings and, following initial discovery, will seek dismissal of the case through summary judgment. As of March 31, 2013, IES had not recorded a reserve for this matter, as IES believes the likelihood of its responsibility for damages is not probable and a potential range of exposure is not estimable.

IES MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of IES’ financial condition and results of operations in conjunction with IES’ audited consolidated financial statements for the fiscal years ended September 30, 2012 and 2011 and unaudited consolidated financial statements for the three and six months ended March 31, 2013 and 2012, beginning on pages F-22 and F-59, respectively. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to the risk factors discussed in the “Risk Factors” section of this joint proxy statement/prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Executive Overview

IES, a Delaware corporation, is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Please refer to “Business of IES” of this joint proxy statement/prospectus for a discussion of IES’ services and corporate strategy. As of July 24, 2013, the latest practicable date prior to the record date, there were 382 holders of record of IES common stock.

Results of Operations for the Fiscal Years Ended September 30, 2012, 2011 and 2010

IES reports its operating results across three operating segments: Communications, Residential and Commercial & Industrial. Expenses associated with IES’ Corporate office are classified as a fourth segment. The following table presents selected historical results of operations of IES and subsidiaries.

	Years Ended September 30,
	2012		2011		2010
	$	%	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenues	$456,115	100.0%	$406,141	100.0%	$382,431	100.0%
Cost of services	398,063	87.3%	361,757	89.1%	326,939	85.5%

Gross profit	58,052	12.7%	44.384	10.9%	55,492	14.5%
Selling, general and administrative expenses	58,609	12.8%	63,321	15.6%	74,251	19.4%
Gain on sale of assets	(168)	—%	(6,555)	(1.6)%	(128)	—%
Asset impairment	—	—%	4,804	1.2%	—	—%
Restructuring charges	—	—%	—	—%	763	0.2%

Loss from operations	(389)	(0.1)%	(17,186)	(4.3)%	(19,394)	(5.1)%

Interest and other expense, net	2,228	0.5%	2,203	0.5%	3,253	0.9%

Loss from continuing operations before income taxes	(2,617)	(0.6)%	(19,389)	(4.8)%	(22,647)	(6.0)%
Provision (benefit) for income taxes	38	—%	172	—%	(36)	—%

Net loss from continuing operations	(2,655)	(0.6)%	(19,561)	(4.8)%	(22,611)	(6.0)%

Net loss from discontinued operations before income taxes	(9,158)	(2.0)%	(18,288)	(4.5)%	(8,539)	(2.2)%
(Benefit) provision for income taxes	(11)	—%	(26)	—%	5	—%

Net loss from discontinued operations	(9,147)	(2.0)%	$(18,262)	(4.5)%	$(8,544)	(2.2)%

Net loss	$(11,802)	1.4%	$(37,823)	(0.3)%	$(31,155)	(3,8)%

Consolidated revenues for the year ended September 30, 2012 were $50.0 million greater than for the year ended September 30, 2011, an increase of 12.3%.

The $13.7 million increase in IES’ consolidated gross profit for the year ended September 30, 2012, as compared to the year ended September 30, 2011, was primarily the result of company-wide concerted efforts to return the organization to profitability. IES’ organization as a whole, and each segment individually, was successful in executing projects, and managing costs to maximize gross profits. IES’ overall gross profit percentage increased to 12.7% during the year ended September 30, 2012 as compared to 10.9% during the year ended September 30, 2011.

Selling, general and administrative expenses include costs not directly associated with performing work for IES’ customers. These costs consist primarily of compensation and benefits related to corporate, division and branch management, occupancy and utilities, training, professional services, information technology costs, consulting fees, travel and certain types of depreciation and amortization. IES allocates certain corporate selling, general and administrative costs across its segments as it believes this more accurately reflects the costs associated with operating each segment.

During the year ended September 30, 2012, IES’ selling, general and administrative expenses were $58.6 million, a decrease of $4.7 million, or 7.4%, as compared to the year ended September 30, 2011. Included in the year ended September 30, 2012 is $0.9 million of severance attributable to the departures of IES’ former CFO and its former Senior Vice President and General Counsel. Included in year ended September 30, 2011 is $2.9 million of accelerated amortization attributable to the discontinuance of certain software and $1.3 million of severance attributable to the former CEO’s departure.

During the year ended September 30, 2011, IES’ results of operations included a gain on sale of a non-strategic facility of $6.8 million, partially offset by $4.8 million in asset impairments with no comparable charges in the current year.

Communications

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$121,492	100.0%	$83,615	100.0%
Gross Profit	18,204	15.0%	12,473	14.9%
Selling, general and administrative expenses	13,431	11.1%	9,578	11.5%

Revenue. IES’ Communications segment revenues increased $37.9 million during the year ended September 30, 2012, a 45.3% increase compared to the year ended September 30, 2011. This increase is primarily due to an increase in data center projects and high tech manufacturing projects during 2012, along with IES’ establishment of an operation in San Diego, California. IES believes the expansion of technology, cloud computing and increased demands for consumer focused data storage and collection, has led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $38.9 million for the year ended September 30, 2012 compared to $29.9 million for the year ended September 30, 2011. The increase in high tech manufacturing projects is related to a major expansion by a high tech manufacturer in the greater Phoenix, Arizona area. Revenues from high tech manufacturing projects were $28.1 million during the year ended September 30, 2012, and $9.4 million during the year ended September 30, 2011. Although the growth in data center and high tech manufacturing projects was significant for the year ended September 30, 2012, there can be no assurance that this level of business or growth will continue, as a significant amount of IES’ project work is awarded through a competitive bid process. Revenue from the establishment of IES’ San Diego operations increased overall revenue by $10.5 million for the year ended September 30, 2012.

Gross Profit. IES’ Communications segment’s gross profit during the year ended September 30, 2012 increased $5.7 million, or 46.0%, as compared to the year ended September 30, 2011. The increase in gross profit is attributable to a higher volume of contract revenues as noted in the revenue analysis above. Overall gross profit as a percentage of revenue remained unchanged during 2012. Exclusive of IES’ San Diego operations, which were established in the fourth quarter of 2011, gross profit increased 0.9%.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $3.9 million, or 40.2%, during the year ended September 30, 2012 compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Communication segment decreased to 11.1% of segment revenue during the year ended September 30, 2012. The increase in selling, general and administrative expenses is primarily due to a $1.2 million legal settlement reserve. Additionally, IES incurred higher expenses associated with its expansion of facilities in Southern California, including litigation expenses, increased staff in response to revenue growth, and to a lesser extent, incentive awards for achieving specific performance goals.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$83,615	100.0%	$69,171	100.0%
Gross Profit	12,473	14.9%	12,411	17.9%
Selling, general and administrative expenses	9,578	11.5%	7,298	10.6%

Revenue. IES’ Communications segment revenues increased $14.4 million during the year ended September 30, 2011, a 20.9% increase compared to the year ended September 30, 2010. This increase is primarily due to an increase in data center projects and national account activity. IES believes the expansion of technology, cloud computing and increased demands for consumer focused data storage and collection have led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $29.9 million for the year ended September 30, 2011 compared to $18.4 million for the year ended September 30, 2010. National accounts are used within this segment to describe customers who have multiple mission critical facilities throughout the United States; IES provides a wide range of project and maintenance services to these customers. Revenues from IES’ national accounts were $21.5 million during the year ended September 30, 2011, and $12.8 million during the year ended September 30, 2010. Although the growth in data center and national account projects was significant for the year ended September 30, 2011, there can be no assurance that this level of business or growth will continue, as substantially all of IES’ project work is awarded through a competitive bid process.

Gross Profit. IES’ Communications segment’s gross profit during the year ended September 30, 2011 increased $0.1 million, as compared to the year ended September 30, 2010. Gross profit as a percent of revenue decreased to 14.9% in 2011, compared to 17.9% in 2010. The decrease in gross profit percentage is attributed to increased competition driving down margin rates on individual contracts when compared to 2010.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $2.3 million, or 31.2%, during the year ended September 30, 2011 compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Communication segment increased to 11.5% of segment revenue during the year ended September 30, 2011. The increase can be attributed to higher expenses associated with IES’ expansion of facilities in San Diego, and to a lesser extent, incentive awards for achieving specific performance goals.

Residential

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$129,974	100.0%	$114,732	100.0%
Gross Profit	20,700	15.9%	18,690	16.3%
Selling, general and administrative expenses	19,703	15.2%	18,441	16.1%

Revenue. IES’ Residential segment revenues increased $15.3 million during the year ended September 30, 2012, an increase of 13.3% as compared to the year ended September 30, 2011. Revenues for IES’ multi-family construction increased by $4.2 million. In 2012, multi-family industry starts were attributed to improved demand for rental housing. Rental housing demand was partially driven by the deferral of purchases of single family homes due to continued restrictive lending practices for single family purchases, an uncertain job market and lower apartment vacancy rates. Single family construction revenues increased by $11.6 million, primarily in the Texas markets. IES entered into the solar installation market during fiscal 2012, resulting in revenues of $9.5 million. Included in IES’ fiscal 2011 balance are revenues attributable to a non-core electrical distribution facility, totaling $13.1 million. IES sold this business in February 2011, and as such, no revenues from this facility are included in its fiscal 2012 balance.

Gross Profit. During the year ended September 30, 2012, IES’ Residential segment experienced a $2.0 million, or 10.8%, increase in gross profit as compared to the year ended September 30, 2011. Gross margin percentage in the Residential segment decreased to 15.9% during the year ended September 30, 2012. IES attributes much of the increase in Residential’s gross margin primarily to the higher volume of single family projects.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $1.3 million, or 6.8%, increase in selling, general and administrative expenses during the year ended September 30, 2012 compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Residential segment decreased to 15.2% of segment revenue during the year ended September 30, 2012. IES attributes much of the increase in Residential selling, general and administrative expenses primarily to increased incentives and its expansion into the solar installation market.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$114,732	100.0%	$115,947	100.0%
Gross Profit	18,690	16.3%	23,525	20.3%
Selling, general and administrative expenses	18,441	16.1%	23,736	20.5%

Revenue. IES’ Residential segment revenues decreased $1.2 million during the year ended September 30, 2011, a decrease of 1.0% as compared to the year ended September 30, 2010. Approximately $4.4 million of this decrease is primarily attributable to the sale of a non-core electrical distribution facility in February 2011. Revenues for IES’ multi-family construction increased by $10.7 million as multi-family industry project starts increased to 195,000 units from 154,000 units in 2010. In 2011, multi-family industry starts were attributed to improved demand for rental housing. Rental housing demand was partially driven by the deferral of purchases of single family homes due to more restrictive lending practices for single family purchases, an uncertain job market and lower apartment vacancy rates. Single family construction revenues declined by $6.6 million, partially due to the end in tax stimulus for new home buyers, more restrictive lending practices and an uncertain job market. Nationwide demand for single-family homes declined, particularly in markets such as Southern California, Arizona, Nevada, Texas and Georgia.

Gross Profit. During the year ended September 30, 2011, IES’ Residential segment experienced a $4.8 million, or 20.6%, reduction in gross profit as compared to the year ended September 30, 2010. Gross margin percentage in the Residential segment decreased to 16.1% during the year ended September 30, 2011. IES attributes much of the decline in Residential’ s gross margin to increased competition and increased costs of materials creating lower margins in both single-family and multi-family construction. As IES’ contracts provide for fixed prices, near term increases in costs for raw materials, such as copper, steel and fuel can significantly erode the margins which currently exist in the highly competitive residential construction marketplace. For example, copper prices are particularly volatile. During the year ended September 30, 2011, commodity prices for copper ranged from $3.15 to $4.62 per pound. The average spot price for copper was $4.13 per pound during the twelve months ended September 30, 2011, an increase of 29.0% over the prior twelve month period.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $5.3 million, or 22.3%, reduction in selling, general and administrative expenses during the year ended September 30, 2011 compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Residential segment declined to 16.1% of segment revenue during the year ended September 30, 2011. IES attributes much of the decline in Residential selling, general and administrative expenses to lower management and incentive compensation expense.

Commercial & Industrial

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$204,649	100.0%	$207,794	100.0%
Gross Profit	19,148	9.4%	13,221	6.4%
Selling, general and administrative expenses	17,166	8.4%	21,788	10.5%

Revenue. Revenues in IES’ Commercial & Industrial segment decreased $3.2 million during the year ended September 30, 2012, a decrease of 1.5% compared to the year ended September 30, 2011. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of its projects. IES’ revenues were also impacted by a refocusing of its business development strategy on projects within its demonstrated areas of expertise and with increased margin expectations. Projects in all sectors remain subject to delays or cancelation with little advance notice. In many of IES’ Commercial & Industrial markets, it continues to experience increased competition from new entrants, including residential contractors or contractors from other geographic markets.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the year ended September 30, 2012 increased $5.9 million, or 44.8%, as compared to the year ended September 30, 2011. Commercial & Industrial’s gross margin percentage increased to 9.4% during the year ended September 30, 2012, primarily due to improved execution of projects in all locations. Although the competitive market that has existed during the prolonged recession has continued to depress project bid margins, IES has begun to experience some reprieve. In 2011, IES experienced margin erosion and project difficulties due to a combination of project management turnover, projects outside IES’ historical area of expertise, and delays in receipt of material and labor productivity, all of which significantly increased its cost on those projects. In 2012, IES focused its efforts on winning projects within its areas of expertise, and significantly reduced the project inefficiencies due to delay and labor turnover.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the year ended September 30, 2012 decreased $4.6 million, or 21.2%, compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment decreased to 8.4% of segment revenue during the year ended September 30, 2012. This decrease is primarily attributed to the consolidation of back offices in several locations late in fiscal 2011.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$207,794	100.0%	$197,313	100.0%
Gross Profit	13,221	6.4%	19,556	9.9%
Selling, general and administrative expenses	21,788	10.5%	29,047	14.7%
Revenue. Revenues in IES’ Commercial & Industrial segment increased $10.5 million during the year ended September 30, 2011, an increase of 5.3% compared to the year ended September 30, 2010. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of its projects. According to McGraw Hill, total nonresidential building starts in the United States, in terms of millions of square feet, decreased 13% in 2010 and was unchanged in 2011. IES’ Industrial projects experienced revenue increases while its Commercial projects were essentially unchanged as the rate of decline for most industry sectors has begun to stabilize. Revenues from IES’ Industrial projects increased by $10.7 million, during the year ended September 30, 2011, as compared to the year ended September 30, 2010, primarily due to a project at a refinery in Southeast Texas. Although the growth in Industrial projects were significant for the year over year comparison for the period ended September 30, 2011, there can be no assurance that this level of business or growth will continue, as substantially all of IES’ project work is awarded through a competitive bid process.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the year ended September 30, 2011 decreased $6.3 million, or 32.4%, as compared to the year ended September 30, 2010. Commercial & Industrial’s gross margin percentage decreased to 6.4% during the year ended September 30, 2011, primarily due to lower margin construction projects and operating difficulties in several locations. The competitive market that has existed during the prolonged recession continued to depress project bid margins. In addition, IES experienced margin erosion and project difficulties due to a combination of project management turnover, projects outside IES’ historical area of expertise, and delays in receipt of material and labor productivity, all of which significantly increased IES’ cost on those projects. In many of IES’ Commercial markets, it continued to experience increased competition from new entrants, including residential contractors or contractors from other geographic markets.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the year ended September 30, 2011 decreased $7.3 million, or 25.0%, compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment declined to 10.5% of segment revenue during the year ended September 30, 2011. The reduction is attributed primarily to the reduction of office personnel, and reduction in discretionary spending.

Restructuring Charges

In the first quarter of IES’ 2009 fiscal year, IES began a restructuring program (the “2009 Restructuring Plan”) that was designed to consolidate operations within its three segments. In connection with the 2009 Restructuring Plan, IES incurred pre-tax restructuring charges, including severance benefits and facility consolidations and closings, of $0.8 million during the year ended September 30, 2010. Costs incurred related to IES’ Commercial & Industrial segment were $0.7 million and costs related to its Corporate office were $0.1 million for the year ended September 30, 2010.

In the second quarter of IES’ 2011 fiscal year, it began the 2011 Restructuring Plan that was designed to consolidate operations within its Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, IES planned to either sell or close certain underperforming facilities within its Commercial & Industrial operations.

The 2011 Restructuring Plan was a key element of IES’ commitment to return IES to profitability. The results of operations for these facilities has now been re-classified as discontinued operations for the current and prior periods.

The facilities directly affected by the 2011 Restructuring Plan were in several locations throughout the country, including Arizona, Florida, Iowa, Louisiana, Massachusetts, Nevada and Texas. These facilities were selected due to current and future business prospects and the extended time frame needed to return the facilities to a profitable position. Restructuring expenses in respect of the 2011 Restructuring Plan totaling $5.0 million, including $1.2 million and $3.8 million for the years ended September 30, 2012 and 2011, respectively, were comprised of severance costs, lease terminations, and external consulting and management services. IES has recognized substantially all costs related to the 2011 Restructuring Plan as of September 30, 2012. IES will continue to incur professional fees in conjunction with the finalization of facility closure in fiscal year 2013.

Expenses related to the 2009 Restructuring Plan are classified as restructuring charges within IES’ Consolidated Statements of Operations for the year ended September 30, 2010. Expenses related to the 2011 Restructuring Plan are included in the net loss from discontinued operations within IES’ Consolidated Statements of Operations for the years ended September 30, 2012 and 2011.

The following table presents the elements of costs incurred for both the 2011 and 2009 Restructuring Plans:

	Years Ended September 30,
	2012	2011	2010
	(In thousands)
Severance compensation	$(62)	$1,455	$644
Consulting and other charges	1,099	1,531	119
Lease termination costs	133	799	—

Total restructuring charges	$1,170	$3,785	$763

Interest and Other Expense, net

	Years Ended September 30,
	2012	2011	2010
	(In thousands)
Interest expense	$1,755	$1,940	$3,175
Deferred financing charges	569	338	338
Total interest expense	2,324	2,278	3,513
Interest income	(34)	(68)	(242)
Other (income) expense, net	(62)	(7)	(18)

Total interest and other expense, net	$2,228	$2,203	$3,253

During the year ended September 30, 2012, IES incurred interest expense of $1.8 million primarily comprised of the Tontine Term Loan (as defined in “Working Capital” below) and the Insurance Financing Agreements (as defined in “Working Capital” below), an average letter of credit balance of 8.8 million under the 2006 Credit Facility (as defined in “Working Capital” below) and an average unused line of credit balance of $29.7 million. This compares to interest expense of $1.9 million for the year ended September 30, 2011, on a debt balance primarily comprised of the Tontine Term Loan and the Insurance Financing Agreements, an average letter of credit balance of $12.7 million under the 2006 Credit Facility and an average unused line of credit balance of $38.9 million.

For the years ended September 30, 2012 and 2011, IES earned interest income of $34 thousand and $68 thousand, respectively, on the average Cash and Cash Equivalents balances of 26.1 million and $29.9 million, respectively.

Provision for Income Taxes

IES’ provision for income taxes decreased from of $0.2 million for the year ended September 30, 2011 to $38 thousand for the year ended September 30, 2012. The decrease is mainly attributable to an increase in the reversal of unrecognized tax benefits, resulting in a $0.2 million decrease in the income tax expense. IES provided a valuation allowance for the federal tax benefit resulting from the loss of operations for the years ended September 30, 2012 and 2011, respectively. As a result, IES did not recognize any net benefit for federal taxes for the years ended September 30, 2012 and 2011.

IES’ provision for income taxes increased from a benefit of $36 thousand for the year ended September 30, 2010 to an expense of $0.2 million for the year ended September 30, 2011. The increase is mainly attributable to a decrease in the reversal of unrecognized tax benefits, resulting in a $0.1 million increase in the income tax expense. IES provided a valuation allowance for the federal tax benefit resulting from the loss of operations for the years ended September 30, 2011 and 2010, respectively. As a result, IES did not recognize any net benefit for federal taxes for the years ended September 30, 2011 and 2010.

Results of Operations for the Three Months and Six Months Ended March 31, 2013 and March 31, 2012

IES reports its operating results across three operating segments: Communications, Residential and Commercial & Industrial. Expenses associated with IES’ Corporate office are classified as a fourth segment. The following table presents selected historical results of operations of IES and subsidiaries.

	Three Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenues	$121,995	100.0%	$107,608	100.0%
Cost of services	105,999	86.9%	93,819	87.2%

Gross profit	15,996	13.1%	13,789	12.8%
Selling, general and administrative expenses	16,606	13.6%	14,407	13.4%
Gain on sale of assets	(21)	—%	(19)	—%

Income from operations	(589)	(.05)%	599	0.6%

Interest and other expense, net	298	0.2%	536	0.5%

Income from continuing operations before income taxes	(887)	(0.7)%	(1,135)	(1.1)%
Provision (benefit) for income taxes	53	—%	51	—%

Net income from continuing operations	(940)	0.7%	(1,186)	(1.1)%

Net loss from discontinued operations before income taxes	(152)	(0.1)%	(2,214)	(2.1)%
(Benefit) provision for income taxes	9	—%	31	—%

Net loss from discontinued operations	(161)	(0.1)%	(2,245)	(2.1)%

Net income (loss)	$(1,101)	(0.6)%	$(3,431)	1.0%

Consolidated revenues for the three months ended March 31, 2013 were $14.4 million greater than for the three months ended March 31, 2012, an increase of 13.4%. The increase in revenues resulted from a higher volume of projects and service revenues throughout IES as economic conditions improved year over year, particularly within IES’ Residential segment, and increased activity from multiple large projects in IES’ Communications segment during the three months ended March 31, 2013.

The $2.2 million increase in IES’ consolidated gross profit for the three months ended March 31, 2013, as compared to the three months ended March 31, 2012, was primarily the result of increased profitability in IES’

Communications division, offset by decreased profitability in IES’ Commercial & Industrial division. IES’ overall gross profit percentage increased to 13.1% during the three months ended March 31, 2013 as compared to 12.8% during the three months ended March 31, 2012.

Selling, general and administrative expenses include costs not directly associated with performing work for IES’ customers. These costs consist primarily of compensation and benefits related to corporate, division and branch management, occupancy and utilities, training, professional services, information technology costs, consulting fees, travel and certain types of depreciation and amortization. IES allocates certain corporate selling, general and administrative costs across its segments as IES believes this more accurately reflects the costs associated with operating each segment.

During the three months ended March 31, 2013, IES’ selling, general and administrative expenses were $16.6 million, an increase of $2.2 million, or 15.3%, as compared to the three months ended March 31, 2012. The increase in selling, general and administrative expenses resulted from costs associated with increased staffing in response to revenue growth in IES’ Residential and Communications divisions and incentive awards incurred in conjunction with specific profitability-based performance goals. Additionally, IES incurred $0.9 million in acquisition related costs pertaining to the asset purchase agreement with a group of entities operating under the name of the Acro Group: Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp. (collectively, the “Acro Group”) and the merger agreement with MISCOR during the three months ended March 31, 2013. Similar costs were not incurred during the three months ended March 31, 2012.

	Six Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenues	$249,259	100.0%	$216,606	100.0%
Cost of services	215,283	86.4%	189,624	87.5%

Gross profit	33,976	13.6%	26,982	12.5%
Selling, general and administrative expenses	31,528	12.6%	27,091	12.5%
Gain on sale of assets	(40)	—%	(155)	(0.1)%

Income from operations	2,488	1.0%	46	0.1%

Interest and other expense, net	2,626	1.1%	1,009	0.5%

Income from continuing operations before income taxes	(138)	(0.1)%	(963)	(0.4)%
Provision (benefit) for income taxes	168	0.1%	32	—%

Net income from continuing operations	(306)	(0.2)%	(995)	(0.4)%

Net loss from discontinued operations before income taxes	(290)	(0.1)%	(5,940)	(2.7)%
(Benefit) provision for income taxes	(6)	—%	218	0.1%

Net loss from discontinued operations	(284)	(0.1)%	(6,158)	(2.8)%

Net income (loss)	$(590)	(0.1)%	$(7,153)	2.3%

Consolidated revenues for the six months ended March 31, 2013 were $32.7 million greater than for the six months ended March 31, 2012, an increase of 15.1%. The increase in revenues resulted from a higher volume of projects and service revenues throughout IES as economic conditions improved year over year, particularly within IES’ Residential segment, and increased activity from multiple large projects in IES’ Communications segment during the six months ended March 31, 2013.

The $7.0 million increase in IES’ consolidated gross profit for the six months ended March 31, 2013, as compared to the six months ended March 31, 2012, was primarily the result of increased profitability in IES’ Communications division, offset by decreased profitability in IES’ Commercial or Industrial division. IES’ overall gross profit percentage increased to 13.6% during the six months ended March 31, 2013 as compared to 12.5% during the six months ended March 31, 2012.

Selling, general and administrative expenses include costs not directly associated with performing work for IES’ customers. These costs consist primarily of compensation and benefits related to corporate, division and branch management, occupancy and utilities, training, professional services, information technology costs, consulting fees, travel and certain types of depreciation and amortization. IES allocates certain corporate selling, general and administrative costs across IES’ segments as IES believe this more accurately reflects the costs associated with operating each segment.

During the six months ended March 31, 2013, IES’ selling, general and administrative expenses were $31.5 million, an increase of $4.4 million, or 16.4%, as compared to the six months ended March 31, 2012. The increase in selling, general and administrative expenses resulted from costs associated with increased staffing in response to revenue growth in IES’ Residential and Communications divisions and incentive awards incurred in conjunction with specific profitability-based performance goals. Additionally, IES incurred $0.9 million in acquisition related costs pertaining to the asset purchase agreement with the Acro Group, and the merger agreement with MISCOR during the six months ended March 31, 2013. Similar costs were not incurred during the six months ended March 31, 2012.

Communications

	Three Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$31,806	100.0%	$28,430	100.0%
Gross Profit	5,831	18.3%	4,056	14.3%
Selling, general and administrative expenses	3,301	10.4%	3,165	11.1%

Revenue. IES’ Communications segment revenues increased $3.4 million during the three months ended March 31, 2013, a 11.9% increase compared to the three months ended March 31, 2012. This increase is primarily due to increased activity from multiple large data center and high tech manufacturing projects during the three months ended March 31, 2013. The expansion of technology, cloud computing and increased demands for consumer focused data storage and collection has led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $10.1 million for the quarter ended March 31, 2013 compared to $7.3 million for the quarter ended March 31, 2012. Revenues from high tech manufacturing projects were $9.2 million during the quarter ended March 31, 2013, compared to $8.1 million during the quarter ended March 31, 2012. Although the growth in data center and high tech manufacturing projects continued to be significant for the quarter ended March 31, 2013, and IES continues to bid on significant project opportunities, IES does not necessarily expect this level of business or growth will continue, as IES’ large size project work is periodically awarded.

Gross Profit. IES’ Communications segment’s gross profit during the three months ended March 31, 2013 increased $1.8 million, or 43.8%, as compared to the three months ended March 31, 2012. Gross profit as a percentage of revenue increased 4.0% to 18.3% for the quarter ended March 31, 2013, due primarily to the increased productivity from data center and high tech manufacturing projects, and, to a lesser extent, increased supplier rebates during the three months ended March 31, 2013.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $0.1 million, or 4.3%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Communication segment decreased 0.7% to 10.4% of segment revenue during the quarter ended March 31, 2013. While higher expenses associated with IES’ increased staffing in response to revenue growth and incentive awards for achieving specific performance goals increased for the three months ended March 31, 2013, selling, general and administrative expenses as a percent of revenue decreased. During the three months ended March 31, 2012, IES experienced higher selling, general and administrative costs in its San Diego operations, due primarily to legal fees. These legal costs were not duplicated in the three months ended March 31, 2013.

	Six Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$71,925	100.0%	$53,591	100.0%
Gross Profit	13,063	18.2%	7,621	14.2%
Selling, general and administrative expenses	6,860	9.5%	5,875	11.0%

Revenue. IES’ Communications segment revenues increased $18.3 million during the six months ended March 31, 2013, a 34.2% increase compared to the six months ended March 31, 2012. This increase is primarily due to increased activity from multiple large data center and high tech manufacturing projects during the six months ended March 31, 2013. The expansion of technology, cloud computing and increased demands for consumer focused data storage and collection has led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $23.9 million for the six months ended March 31, 2013 compared to $17.4 million for the six months ended March 31, 2012. Revenues from high tech manufacturing projects were $20.8 million during the six months ended March 31, 2013, compared to $10.9 million during the six months ended March 31, 2012. Although the growth in data center and high tech manufacturing projects continued to be significant for the six months ended March 31, 2013, and IES continues to bid on significant project opportunities, IES does not necessarily expect this level of business or growth will continue, as IES’ large size project work is periodically awarded.

Gross Profit. IES’ Communications segment’s gross profit during the six months ended March 31, 2013 increased $5.4 million, or 71.4%, as compared to the six months ended March 31, 2012. Gross profit as a percentage of revenue increased 4.0% to 18.2% for the six months ended March 31, 2013, due primarily to increased productivity from data center and high tech manufacturing projects, and, to a lesser extent, increased supplier rebates during the six months ended March 31, 2013.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $1.0 million, or 16.8%, during the six months ended March 31, 2013 compared to the six months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Communication segment decreased 1.5% to 9.5% of segment revenue during the six months ended March 31, 2013. While higher expenses associated with IES’ increased staffing in response to revenue growth and incentive awards for achieving specific performance goals increased for the six months ended March 31, 2013, selling, general and administrative expenses as a percent of revenue decreased. During the six months ended March 31, 2012, IES experienced higher selling, general and administrative costs in its San Diego operations, due primarily to legal fees. These legal costs were not duplicated in the six months ended March 31, 2013.

Residential

	Three Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$39,344	100.0%	$29,628	100.0%
Gross Profit	6,780	17.2%	4,531	15.3%
Selling, general and administrative expenses	6,412	16.3%	4,532	15.3%

Revenue. IES’ Residential segment revenues increased $9.7 million during the three months ended March 31, 2013, an increase of 32.8% as compared to the three months ended March 31, 2012. Revenues for IES’ multi-family construction increased by $6.1 million during the quarter ended March 31, 2013, as overall market conditions have continued to improve. Multi-family construction projects were primarily driven by increased demand for rental housing in Texas and throughout the eastern region. Single family construction revenues increased by $5.1 million, primarily in Texas where the economy has experienced continued growth and population expansion. Revenue was impacted to a lesser degree by decreases in solar installations and increases in service activity.

Gross Profit. During the three months ended March 31, 2013, IES’ Residential segment experienced a $2.2 million, or 49.6%, increase in gross profit as compared to the three months ended March 31, 2012. Gross margin percentage in the Residential segment increased 1.9% to 17.2% during the three months ended March 31, 2013. IES attributes much of the increase in Residential’s gross margin to the higher volume of both single family and multi-family projects offset by increased labor cost and delays in solar installations. Gross margin was negatively impacted 0.2% by increased overall labor costs, and 1.2% from the solar division due to a delay in the third party financing from individual solar installation contracts. At the date of the Acro Group asset acquisition, installation contracts had been executed with end use customers, with the expectation of funding to be provided by the existing third party funding source. The existing third party funding source was unwilling or unable to provide funding for these pending contracts. IES was required to find an additional funding source and renegotiate installation contracts previously executed. As such, IES experienced delays in installations and lower associated revenues, while it continued to incur salaries and indirect costs, thus reducing overall gross margin.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $1.9 million, or 41.5%, increase in selling, general and administrative expenses during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Residential segment increased 1.0% to 16.3% of segment revenue during the three months ended March 31, 2013. Much of the increased selling, general and administrative expenses is attributed to increased staffing, amortization due to the Acro asset acquisition, and incentive payments associated with revenue growth, as well as increased staffing and operational costs associated with the asset acquisition of solar operations by IES Renewable Energy, LLC (“IES Renewable”) from the Acro Group.

	Six Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$75,349	100.0%	$58,900	100.0%
Gross Profit	12,886	17.1%	9,179	15.6%
Selling, general and administrative expenses	11,640	15.4%	8,946	15.2%

Revenue. IES’ Residential segment revenues increased $16.4 million during the six months ended March 31, 2013, an increase of 27.9% as compared to the six months ended March 31, 2012. Revenues for IES’ multi-family construction increased by $9.4 million during the six months ended March 31, 2013, as overall market conditions have continued to improve. Multi-family construction projects were primarily driven by the increased demand for rental housing in Texas and throughout the eastern region. Single family construction revenues increased by $9.2 million, primarily in Texas where the economy has experienced continued growth and population expansion. Revenue was impacted to a lesser degree by decreases in solar and increases in service.

Gross Profit. During the six months ended March 31, 2013, IES’ Residential segment experienced a $3.7 million, or 40.4%, increase in gross profit as compared to the six months ended March 31, 2012. Gross margin percentage in the Residential segment increased 1.5% to 17.1% during the six months ended March 31, 2013. IES attributes much of the increase in Residential’s gross margin to the higher volume of both single family and multi-family projects offset by increased labor cost and delays in solar installations. Gross margin was negatively impacted 1.4% by increased overall labor costs, and 0.3% from the solar division due to a delay in the third party financing from individual solar installation contracts. At the date of the Acro Group asset acquisition, installation contracts had been executed with end use customers, with the expectation of funding to be provided by the existing third party funding source. The existing third party funding source was unwilling or unable to provide funding for these pending contracts. IES was required to find an additional funding source and renegotiate installation contracts previously executed. As such, IES experienced delays in installations and lower associated revenues, while it continued to incur salaries and indirect costs, thus reducing overall gross margin.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $2.7 million, or 30.1%, increase in selling, general and administrative expenses during the six months ended March 31, 2013 compared to the six months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Residential segment increased 0.2% to 15.4% of segment revenue during the six months ended March 31, 2013. Much of the increased selling, general and administrative expenses is attributed to increased staffing and incentive payments associated with revenue growth, as well as increased staffing and operational costs associated with the asset acquisition of solar operations by IES Renewable from the Acro Group.

Commercial & Industrial

	Three Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$50,845	100.0%	$49,550	100.0%
Gross Profit	3,385	6.7	5,200	10.5%
Selling, general and administrative expenses	3,609	7.1	4,506	9.1%

Revenue. Revenues in IES’ Commercial & Industrial segment increased $1.3 million during the three months ended March 31, 2013, an increase of 2.6% compared to the three months ended March 31, 2012. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of IES’ projects. IES’ revenues are also impacted by a refocusing of its business development strategy on projects within IES’ demonstrated areas of expertise and with increased margin expectations that started in mid-2011. During the period ended March 31, 2013, IES has started to experience improved industrial markets and other commercial markets, while certain commercial markets remain under sustained pressure due to a low level of activity and increased competition.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the three months ended March 31, 2013 decreased $1.8 million, or 34.9%, as compared to the three months ended March 31, 2012. Commercial & Industrial’s gross margin percentage decreased 3.8% to 6.7% during the three months ended March 31, 2013. The decrease in margin was primarily due to the recognition of higher projected costs on a significant commercial project that commenced in 2009 and is scheduled to be completed in early 2014. The higher costs are due to lower productivity rates than originally estimated and are anticipated to continue for the remainder of the project. These projected costs resulted in a lower anticipated gross profit percentage on the project and a reduction in gross profit recognized to date. In addition, IES is pursuing cost recovery, which, if successful, could have a positive impact on the profitability of this project. To date, IES is unable to reasonably quantify the likelihood of its success in recovering these costs. While IES expects the project to be completed in an acceptable and profitable manner, the project is outside of the maximum size and duration criteria within IES’ risk management parameters that were implemented in mid-2011. Offsetting the impact of this commercial project were improvements in project execution on multiple commercial and industrial projects. While IES has experienced some reprieve in project bid margins, particularly in its industrial branches, the competitive market that has existed during the prolonged recession has continued to constrain significant increases in project bid margins in most commercial markets.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the three months ended March 31, 2013 decreased $0.9 million, or 19.9%, compared to the three months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment decreased 2.0% during the three months ended March 31, 2013, reflective of improved management of overhead costs and scaled operations.

	Six Months Ended March 31,
	2013		2012
	(Dollars in thousands, Percentage of revenues)
Revenue	$101,985	100.0%	$104,115	100.0%
Gross Profit	8,027	7.9	10,190	9.8%
Selling, general and administrative expenses	7,345	7.2	8,607	8.3%

Revenue. Revenues in IES’ Commercial & Industrial segment decreased $2.1 million during the six months ended March 31, 2013, a decrease of 2.0% compared to the six months ended March 31, 2012. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of IES’ projects. IES’ revenues are also impacted by a refocusing of its business development strategy on projects within IES’ demonstrated areas of expertise and with increased margin expectations that started in mid-2011. During the period ended March 31, 2013, IES has started to experience improved industrial markets and certain commercial markets, while certain commercial markets remain under sustained pressure due to a low level of activity and increased competition.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the six months ended March 31, 2013 decreased $2.2 million, or 21.2%, as compared to the six months ended March 31, 2012. Commercial & Industrial’s gross margin percentage decreased 1.9% to 7.9% during the six months ended March 31, 2013. The decrease in margin was primarily due to the recognition of higher projected costs on a significant commercial project that commenced in 2009 and is scheduled to be completed in early 2014. The higher costs are due to lower productivity rates than originally estimated and are anticipated to continue for the remainder of the project. These projected costs resulted in a lower anticipated gross profit percentage on the project and a reduction in gross profit recognized to date. In addition, IES is pursuing cost recovery, which, if successful, could have a positive impact on the profitability of this project. To date, IES is unable to reasonably quantify the likelihood of its success in recovering these costs. While IES expects the project to be completed in an acceptable and profitable manner, the project is outside of the maximum size and duration criteria within IES’ risk management parameters that were implemented in mid-2011. Offsetting the impact of this commercial project were improvements in project execution on multiple commercial and industrial projects. While IES has experienced some reprieve in project bid margins, particularly in its industrial branches, the competitive market that has existed during the prolonged recession has continued to constrain significant increases in project bid margins in most commercial markets.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the six months ended March 31, 2013 decreased $1.3 million, or 14.7%, compared to the six months ended March 31, 2012. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment decreased 1.1% during the six months ended March 31, 2013, reflective of improved management of overhead costs and scaled operations.

Restructuring Charges

In the second quarter of IES’ 2011 fiscal year, IES began the 2011 Restructuring Plan that was designed to consolidate operations within IES’ Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, IES planned to either sell or close certain underperforming facilities within its Commercial & Industrial operations. The 2011 Restructuring Plan was a key element of IES’ commitment to return IES to profitability. The results of operations related to the 2011 Restructuring Plan are included in the net loss from discontinued operations within IES’ Consolidated Statements of Operations for the years ended September 30, 2012 and 2011.

The facilities directly affected by the 2011 Restructuring Plan were in several locations throughout the country, including Arizona, Florida, Iowa, Louisiana, Massachusetts, Nevada and Texas. These facilities were selected due to their business prospects at that time and the extended time frame needed to return the facilities to a profitable position. As part of IES’ restructuring charges within IES’ Commercial & Industrial segment IES recognized $(4) thousand and $69 thousand in severance costs, $47 thousand and $483 thousand in consulting services, and $0 and $48 in costs related to lease terminations for the six months ended March 31, 2013 and 2012, respectively.

The following table presents the elements of costs incurred for the 2011 Restructuring Plan:

	Six Months Ended March 31,
	2013	2012
	(In thousands)
Severance compensation	$(4)	$1,455
Consulting and other charges	61	1,531
Lease termination costs	—	799

Total restructuring charges	$57	$3,785

Interest and Other (Income) Expense, net

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Interest expense	$322	$504
Deferred financing charges	127	39

Total Interest expense	449	543

Interest income	113	(8)
Other (income) expense, net	(38)	1

Total interest and other expense, net	298	536

During the three months ended March 31, 2013, IES incurred interest expense of $322 thousand primarily comprised of interest expense from the Tontine Term Loan (as defined in “Working Capital” below), the Wells Fargo Term Loan (as defined in “Working Capital” below) the Insurance Financing Agreements (as defined in “Working Capital” below), an average letter of credit balance of $7.2 million under the 2012 Credit Facility (as defined in “Working Capital” below) and an average unused line of credit balance of $22.6 million. This compares to interest expense of $504 thousand for the three months ended March 31, 2012, on a debt balance primarily comprised of the Tontine Term Loan, the Wells Fargo Term Loan, the Insurance Financing Agreements, an average letter of credit balance of $8.8 million under the 2006 Credit Facility (as defined in “Working Capital” below) and an average unused line of credit balance of $31.2 million.

For the three months ended March 31, 2013 and 2012, IES earned interest income of $4 thousand and $8 thousand, respectively, on the average Cash and Cash Equivalents balances of $16.1 million and $17.5 million, respectively. IES received $109 in conjunction with a legal settlement within its Commercial and Industrial segment.

	Six Months Ended March 31,
	2013	2012
	(In thousands)
Interest expense	$794	$1,126
Deferred financing charges	261	(38)

Total Interest expense	1,055	1,088

Interest income	(125)	(15)
Other (income) expense, net	1,696	(64)

Total interest and other expense, net	2,626	1,009

During the six months ended March 31, 2013, IES incurred interest expense of $794 thousand primarily comprised of interest expense from the Tontine Term Loan, the Wells Fargo Term Loan, the Insurance Financing Agreements, an average letter of credit balance of $7.7 million under the 2012 Credit Facility and an average unused line of credit balance of $22.1 million. This compares to interest expense of $1.1 million for the six months ended March 31, 2012, on a debt balance primarily comprised of the Tontine Term Loan, the Wells Fargo Term Loan, the Insurance Financing Agreements, an average letter of credit balance of $8.8 million under the 2006 Credit Facility and an average unused line of credit balance of $39.4 million.

For the six months ended March 31, 2013 and 2012, IES earned interest income of $16 thousand and $15 thousand, respectively, on the average Cash and Cash Equivalents balances of $17.6 million and $19.6 million, respectively. IES received $109 in conjunction with a legal settlement within its Commercial & Industrial segment.

During the six months ended March 31, 2013, IES fully reserved for an outstanding receivable for a settlement agreement with a former surety. The surety has failed to make payments in accordance with the settlement agreement, and has proposed a modified payment structure to satisfy the debt. IES concluded that collectability was not probable as of December 31, 2012, and has recorded a reserve for the entire balance of $1.7 million. The reserve was recorded as other expense within IES’ Consolidated Statements of Comprehensive Income.

Sale of Non-Strategic Manufacturing Facility

On November 30, 2010, a subsidiary of IES sold substantially all the assets and certain liabilities of a non-strategic manufacturing facility engaged in manufacturing and selling fabricated metal buildings housing electrical equipment, such as switchgears, motor starters and control systems, to Siemens Energy, Inc. As part of this transaction, Siemens Energy, Inc. also acquired certain real property where the fabrication facilities are located from another subsidiary of IES. The purchase price of $10.1 million was adjusted to reflect working capital variances. The transaction was completed on December 10, 2010 at which time IES recognized a gain of $6.8 million.

Sale of Non-Core Electrical Distribution Facility

On February 28, 2011, Key Electrical Supply, Inc., a wholly owned subsidiary of IES, sold substantially all the assets and certain liabilities of a non-core electrical distribution facility engaged in distributing wiring, lighting, electrical distribution, power control and generators for residential and commercial applications to Elliot Electric Supply, Inc. The purchase price of $6.7 million was adjusted to reflect working capital variances. The loss on this transaction was immaterial.

Provision for Income Taxes

IES’ provision for income taxes increased from $51 thousand for the three months ended March 31, 2012 to an expense of $53 thousand for the three months ended March 31, 2013. A reliable estimate of the estimated annual effective tax rate cannot be determined. Therefore, IES is using year to date income tax expense to determine the income tax provision for the three months ended March 31, 2013.

IES’ provision for income taxes increased from $32 thousand for the six months ended March 31, 2012 to $0.2 million for the six months ended March 31, 2013. The increase is mainly attributable to an increase federal tax expense and an increase in state tax expense. A reliable estimate of the annual effective tax rate cannot be determined. Therefore, IES is using year to date income tax expense to determine the income tax provision for the six months ended March 31, 2013.

Working Capital

During the six months ended March 31, 2013, working capital decreased by $1.4 million from September 30, 2012, reflecting a $14.8 million decrease in current assets and an $13.4 million decrease in current liabilities during the period.

During the six months ended March 31, 2013, IES’ current assets decreased by $14.9 million, or 10.1%, to $132.5 million, as compared to $147.4 million as of September 30, 2012. Cash and cash equivalents decreased by $5.4 million during the six months ended March 31, 2013 as compared to September 30, 2012, primarily due to a $5.0 million cash payment to satisfy the Tontine Term Loan. The current trade accounts receivables, net, decreased by $3.5 million at March 31, 2013, as compared to September 30, 2012. Days sales outstanding (“DSOs”) decreased to 59 as of March 31, 2013 from 67 as of September 30, 2012. The improvement was driven predominantly by increased collection efforts. While the rate of collections may vary, IES’ secured position, resulting from its ability to secure liens against IES’ customers’ overdue receivables, reasonably assures that collection will occur eventually to the extent that IES’ security retains value. Inventory decreased $3.0 million inventory during the six months ended March 31, 2013 compared to September 30, 2012, due primarily to the completion of large projects within IES’ Communications division. IES also experienced a $1.8 million decrease in retainage during the six months ended March 31, 2013 compared to September 30, 2012.

During the six months ended March 31, 2013, IES’ total current liabilities decreased by $13.4 million to $91.0 million, compared to $104.4 million as of September 30, 2012. During the six months ended March 31, 2013, accounts payable and accrued expenses decreased $2.1 million. Billings in excess of costs decreased by $5.0 million during the six months ended March 31, 2013 compared to September 30, 2012. Finally, current maturities of long-term debt decreased by $6.3 million during the six ended March 31, 2013 compared to September 30, 2012 primarily due to the repayment of the Tontine Term Loan.

Surety

Many customers, particularly in connection with new construction, require IES to post performance and payment bonds issued by a surety. These bonds provide a guarantee to the customer that IES will perform under the terms of IES’ contract and that IES will pay its subcontractors and vendors. If IES fails to perform under the terms of its contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. IES must reimburse the sureties for any expenses or outlays they incur on its behalf. To date, IES has not been required to make any reimbursements to its sureties for bond-related costs.

As is common in the surety industry, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. IES believes that its relationships with its sureties will allow IES to provide surety bonds as they are required. However, current market conditions, as well as changes in IES’ sureties’ assessment of IES’ operating and financial risk, could cause its sureties to decline to issue bonds for its work. If IES’ sureties decline to issue bonds for its work, IES’ alternatives would include posting other forms of collateral for project performance, such as letters of credit or cash, seeking bonding capacity from other sureties, or engaging in more projects that do not require surety bonds. In addition, if IES is awarded a project for which a surety bond is required but IES is unable to obtain a surety bond, the result could be a claim for damages by the customer for the costs of replacing IES with another contractor.

As of March 31, 2013, the estimated cost to complete IES’ bonded projects was approximately $59.9 million. IES believe the bonding capacity presently provided by IES’ sureties is adequate for its current operations and will be adequate for its operations for the foreseeable future. On May 7, 2013, IES entered into a new surety agreement with affiliates of Suremerica Surety Underwriting Services, LLC. As of March 31, 2013, IES utilized $1 million of cash (as is included in “Other Non-Current Assets” in IES’ Consolidated Balance Sheet) as collateral for certain of IES’ previous bonding programs.

The 2012 Revolving Credit Facility

On August 9, 2012, IES entered into a Credit and Security Agreement (the “Credit Agreement”), for a $30.0 million revolving credit facility (the “2012 Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”). The 2012 Credit Facility originally matured on August 9, 2015, unless earlier terminated. On February 12, 2013, IES entered into an amendment of its 2012 Credit Facility with Wells Fargo (the “Amendment”). The Amendment extends the term of the 2012 Credit Facility to August 9, 2016 and adds IES Renewable as a borrower on the 2012 Credit Facility. In addition, pursuant to the Amendment, Wells Fargo provided IES with a $5.0 million term loan.

The 2012 Credit Facility contains customary affirmative, negative and financial covenants. The 2012 Credit Facility requires that IES maintains a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability (as defined in the Credit Agreement) is less than $20.0 million or Excess Availability is less than $7.5 million.

Borrowings under the 2012 Credit Facility may not exceed a “borrowing base” that is determined monthly by IES’ lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2012 Credit Facility, amounts outstanding other than amounts outstanding on the Wells Fargo Term Loan bear interest at a per annum rate equal to a Daily Three Month LIBOR (as defined in the Credit Agreement), plus an interest rate margin, which is determined quarterly, based on the following thresholds:

Level	Thresholds	Interest Rate Margin
I	Liquidity ≤ $20.0 million at any time during the period; or Excess Availability ≤ $7.5 million at any time during the period; or Fixed charge coverage ration <1.0:1.0	4.00 percentage points
II	Liquidity >$20.0 million at all times during the period; and Liquidity ≤ $30.0 million at any time during the period; and Excess Availability >$7.5 million; and Fixed charge coverage ratio ≥ 1.0:1.0	3.50 percentage points
III	Liquidity >$30.0 million at all times during the period	3.00 percentage points

While borrowings under the Wells Fargo Term Loan bear interest at a per annum rate equal to Daily Three Month LIBOR plus 6.00%, IES and Wells Fargo intend to enter into an interest rate swap, whereby IES will cause the interest rate for borrowings under the Wells Fargo Term Loan to be fixed at 7.00% per annum. Interest is payable in monthly installments over a 24-month period. IES may prepay the Wells Fargo Term Loan in part or in whole prior to its stated maturity upon the payment of the outstanding principal amount, accrued but unpaid interest and prepayment fees.

In addition, under the 2012 Credit Facility, IES is charged monthly in arrears for (1) an unused commitment fee of 0.50% per annum, (2) a collateral monitoring fee ranging from $1 thousand to $2 thousand, based on the then-applicable interest rate margin, (3) a letter of credit fee based on the then-applicable interest rate margin and (4) certain other fees and charges as specified in the Credit Agreement.

The 2012 Credit Facility is guaranteed by IES’ subsidiaries and secured by first priority liens on substantially all of IES’ subsidiaries’ existing and future acquired assets, exclusive of collateral provided to IES’ surety providers. The 2012 Credit Facility also restricts IES from paying cash dividends and places limitations on its ability to repurchase IES common stock. The 2012 Credit Facility requires that IES extend the maturity date of or refinance the Tontine Term Loan prior to or at February 15, 2013. On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Term Loan plus accrued interest with existing cash on hand and proceeds from the Wells Fargo Term Loan.

At March 31, 2013, IES had $16.5 million available to IES under the 2012 Credit Facility, $7.1 million in outstanding letters of credit with Wells Fargo and no outstanding borrowings outside the Wells Fargo Term Loan. The terms surrounding the 2012 Credit Facility agreement with Wells Fargo require that IES cash collateralize 100% of its letter of credit balance. As such, IES has $7.1 million classified as restricted cash within the Balance Sheet as of March 31, 2013.

At March 31, 2013, IES was subject to the financial covenant under the 2012 Credit Facility requiring that IES maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that IES’ aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability is less than $20.0 million or Excess Availability is less than $7.5 million. As of March 31, 2013, IES’ aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability was in excess of $20.0 million and Excess Availability was in excess of $7.5 million; had IES not met these thresholds at March 31, 2013, IES would not have met the required 1.0:1.0 fixed charge coverage ratio test.

While IES expects to meet its financial covenants, in the event that IES is not able to meet the covenants of its 2012 Credit Facility in the future and are unsuccessful in obtaining a waiver from IES’ lenders, IES expects to have adequate cash on hand to fully collateralize IES’ outstanding letters of credit and to provide sufficient cash for ongoing operations.

Commitment Letter for Acquisition Term Loan

On April 10, 2013, IES entered into a commitment letter with Wells Fargo, pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions, a new amortizing term loan in a principal amount of up to $14 million (the “Acquisition Term Loan”) under the 2012 Credit Facility in order to finance the Merger Payments. The commitment letter was amended on July 10, 2013 to extend its termination to October 31, 2013 to correspond to the termination date of the merger agreement as amended.

Upon entering into the commitment letter, IES incurred an amendment fee in the amount of $37,500. The Acquisition Term Loan, which will mature on August 9, 2016, will be fully reserved from availability under the 2012 Credit Facility and will be subject to principal reduction on a 48-month straight-line amortization. The Acquisition Term Loan will bear interest at a per annum rate equal to the average Daily Three Month LIBOR plus 5.00% for the first year; thereafter, the margin will be determined based on the following grid:

Average Liquidity	LIBOR Spread
< $20 million	5.00%
> $20 million but < $30 million	4.50%
> $30 million	14.00%

Proceeds of the Acquisition Term Loan may be used only to (i) fund Merger Payments, (ii) refinance the Wells Fargo Term Loan, and (iii) as otherwise may be permitted by Wells Fargo. Except as specified in the Acquisition

Term Loan, all other terms, conditions and provisions of the Acquisition Term Loan shall be as set forth in the Credit Agreement.

The 2006 Revolving Credit Facility

On May 12, 2006, IES entered into a Loan and Security Agreement (the “Loan and Security Agreement”), for a revolving credit facility (as amended, the “2006 Credit Facility”) with Bank of America, N.A. and certain other lenders. Under the terms of the amended 2006 Credit Facility, the size of the facility was $40.0 million and the maturity date was November 12, 2012. On August 9, 2012, the amended 2006 Credit Facility was replaced by the 2012 Credit Facility.

Under the terms of the amended 2006 Credit Facility, IES was required to cash collateralize all of its letters of credit issued by the banks. The cash collateral was added to the borrowing base calculation at 100% throughout the term of the agreement. The 2006 Credit Facility required that IES maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash on hand plus availability was less than $25.0 million and, thereafter, until such time as IES’ aggregate amount of unrestricted cash on hand plus availability had been at least $25.0 million for a period of 60 consecutive days. The amended Agreement also called for cost of borrowings of 4.0% over LIBOR per annum. Cost for letters of credit was the same as borrowings and also included a 25 basis point “fronting fee.” In connection with the most recent amendment to the 2006 Credit Facility, IES incurred an amendment fee of $0.1 million which, together with unamortized balance of the prior amendment was amortized using the straight line method through August 30, 2012.

The 2006 Credit Facility was guaranteed by IES’ subsidiaries and secured by first priority liens on substantially all of IES’ subsidiaries’ existing and future acquired assets, exclusive of collateral provided to IES’ surety providers. The 2006 Credit Facility contained customary affirmative, negative and financial covenants. The 2006 Credit Facility also restricted IES from paying cash dividends and placed limitations on IES’ ability to repurchase its common stock.

Borrowings under the 2006 Credit Facility could not exceed a “borrowing base” that was determined monthly by IES’ lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2006 Credit Facility in effect as of August 30, 2012, interest for loans and letter of credit fees was based on IES Total Liquidity, which is calculated for any given period as the sum of average daily availability for such period plus average daily unrestricted cash on hand for such period as follows:

Total Liquidity	Annual Interest Rate for Loans	Annual Interest Rate for Letters of Credit
Greater than or equal to $60.0 million	LIBOR plus 3.00% or Base Rate plus 1.00%	3.00% plus 0.25% fronting fee
Greater than $40.0 million and less than $60.0 million	LIBOR plus 3.25% or Base Rate plus 1.25%	3.25% plus 0.25% fronting fee
Less than or equal to $40.0 million	LIBOR plus 3.50% or Base Rate plus 1.50%	3.50% plus 0.25% fronting fee

At March 31, 2013, IES had $0 in outstanding letters of credit with Bank of America.

For the three months ended March 31, 2013, IES paid no interest for loans under the 2006 Credit Facility and had a weighted average interest rate, including fronting fees, of 3.49% for letters of credit. In addition, IES was charged monthly in arrears (1) an unused commitment fee of 0.50%, and (2) certain other fees and charges as specified in the Loan and Security Agreement, as amended.

As of August 9, 2012, IES was subject to the financial covenant under the 2006 Credit Facility requiring that IES maintains a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash on hand plus availability is less than $25.0 million and, thereafter, until such time as its aggregate amount of unrestricted cash on hand plus availability has been at least $25.0 million for a period of 60 consecutive days. As of August 9, 2012, IES’ Total Liquidity was in excess of $25.0 million.

The Tontine Term Loan

On December 12, 2007, IES entered into the Tontine Term Loan, a $25.0 million senior subordinated loan agreement, with Tontine, which IES terminated and prepaid in full subsequent to the first quarter of fiscal 2013, as further described below.

The Tontine Term Loan bore interest at 11.0% per annum and was due on May 15, 2013. Interest was payable quarterly in cash or in-kind at IES’ option. Any interest paid in-kind would bear interest at 11.0% in addition to the loan principal. The Tontine Term Loan was subordinated to the 2012 Credit Facility. The Tontine Term Loan was an unsecured obligation of IES and its subsidiary borrowers and contained no financial covenants or restrictions on dividends or distributions to stockholders. The Tontine Term Loan was amended on August 9, 2012 in connection with IES entering into the 2012 Credit Facility. The amendment did not materially impact IES’ obligations under the Tontine Term Loan.

On April 30, 2010, IES prepaid $15.0 million of principal on the Tontine Term Loan. On May 1, 2010, Tontine assigned the Tontine Term Loan to Tontine Capital Overseas Master Fund II, L.P., also a related party. Pursuant to its terms, IES was permitted to repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility. On February 13, 2013, IES repaid the remaining $10.0 million of principal on the Tontine Term Loan, plus accrued interest, with existing cash on hand and proceeds from the Wells Fargo Term Loan.

Capital Lease

IES leases certain equipment under agreements, which are classified as capital leases and included in property, plant and equipment. Amortization of this equipment for the three and six months ended March 31, 2013 and 2012 was $46 thousand and $91 thousand.

Insurance Financing Agreements

From time to time, IES elects to finance its commercial insurance policy premiums over a term equal to or less than the term of the policy (each, an “Insurance Financing Agreement”). The terms of the Insurance Financing Agreements for fiscal year 2013 were for twelve months with an interest rate range of 1.99% to 2.75%. The Insurance Financing Agreements were collateralized by the gross unearned premiums on the respective insurance policies plus any payments for losses claimed under the policies and are subject to an intercreditor agreement with Wells Fargo. The remaining balance due on the Insurance Financing Agreements at March 31, 2013 was $1.5 million. The remaining balance due on the Insurance Financing Agreements at March 31, 2012 was $1.4 million.

Liquidity and Capital Resources

As of March 31, 2013, IES had cash and cash equivalents of $13.5 million, working capital of $40.4 million, $7.1 million of letters of credit and $16.5 million of available capacity under its 2012 Credit Facility. IES anticipates that the combination of cash on hand, cash flows and available capacity under its 2012 Credit Facility will provide sufficient cash to enable IES to meet its working capital needs, debt service requirements and capital expenditures for property and equipment through the next twelve months. IES’ ability to generate cash flow is dependent on many factors, including demand for its services, the availability of projects at margins acceptable to IES, the ultimate collectability of IES’ receivables, and IES’ ability to borrow on its 2012 Credit Facility, if needed. IES was not required to test its covenants under its 2012 Credit Facility during the period. Had IES been required to test its covenants, IES would have failed at March 31, 2013.

IES continues to closely monitor the financial markets and general national and global economic conditions. To date, IES has experienced no loss or lack of access to its invested cash or cash equivalents; however, IES can provide no assurances that access to its invested cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Operating Activities

IES’ cash flow from operations is not only influenced by cyclicality, demand for its services, operating margins and the type of services IES provides, but can also be influenced by working capital needs such as the timing of its receivable collections. Working capital needs are generally lower during IES’ fiscal first and second quarters due to the seasonality that IES experiences in many regions of the country.

Operating activities provided net cash of $1.1 million during the six months ended March 31, 2013, as compared to $7.8 million of net cash used in the six months ended March 31, 2012. IES used substantially less cash to reduce its accounts payable and accrued expenses, and IES utilized inventory on hand. This production of cash was offset by a significant reduction in cash collected from accounts receivable and an increase in underbillings during the six months ended March 31, 2013.

Investing Activities

In the six months ended March 31, 2013, net cash from investing activities used $0.9 million as compared to $1.0 million of net cash used by investing activities in the six months ended March 31, 2012. Investing activities in the six months ended March 31, 2013 was comprised primarily of $0.8 million used in conjunction with the asset purchase agreement with the Acro Group within IES’ Residential segment, expanding IES’ solar division. Investing activities in the six months ended March 31, 2012 was entirely comprised of capital expenditures.

Financing Activities

Financing activities used net cash of $5.5 million in the six months ended March 31, 2013 compared to $9.0 million used in the six months ended March 31, 2012. Financing activities in the six months ended March 31, 2013 included $5.0 million to repay the Tontine Term Loan and $0.4 million used to purchase treasury stock to satisfy payroll tax obligations. Financing activities in the six months ended March 31, 2012 included an increase of $8.8 million in restricted cash to satisfy the requirements of IES’ 2012 Credit Facility.

Bonding Capacity

At March 31, 2013, IES had adequate surety bonding capacity under its surety agreements. IES’ ability to access this bonding capacity is at the sole discretion of IES’ surety providers. As of March 31, 2013, the expected cumulative cost to complete for projects covered by IES’ surety providers was $59.9 million. IES believes it has adequate remaining available bonding capacity to meet its current needs, subject to the sole discretion of IES’ surety providers. On May 7, 2013, IES entered into a new surety agreement with affiliates of Suremerica Surety Underwriting Services, LLC.

Controlling Shareholder

On July 21, 2011, Tontine filed an amended Schedule 13D indicating its ownership level of 57.4% of IES’ outstanding common stock. While Tontine is subject to restrictions under federal securities laws on sales of its shares as an affiliate, Tontine is party to a Registration Rights Agreement with IES under which it has the ability, subject to certain restrictions, to demand registration of its shares in order to permit unrestricted sales of those shares. On February 20, 2013, pursuant to the Registration Rights Agreement, Tontine delivered a request to IES for registration of all of its shares of IES common stock, and on February 21, 2013, IES filed a shelf registration statement (as amended, the “Shelf Registration Statement”) to register Tontine’s shares. The Shelf Registration Statement was declared effective by the SEC on June 18, 2013. For so long as it remains effective, Tontine will have the ability to resell any or all of the shares of IES common stock included in the Shelf Registration Statement from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement. IES has received no indication from Tontine that it intends to resell any securities pursuant to the Shelf Registration Statement prior to closing of the merger, nor has Tontine made any such sales pursuant to the Shelf Registration Statement to date.

Should Tontine sell or otherwise dispose of all or a portion of its position in IES, a change in ownership could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses for federal and state income tax purposes. As of September 30, 2012 IES had approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill. As of September 30, 2012 IES had approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill. On January 28, 2013, IES implemented a tax benefit protection plan (the “NOL Rights Plan”) that was designed to deter an acquisition of IES’ stock in excess of a threshold amount that could trigger a change of control within the meaning of Internal Revenue Code Section 382. The NOL Rights Plan was filed as an Exhibit to IES’ Current Report on Form 8-K filed with the SEC on January 28, 2013 and any description thereof is qualified in its entirety by the terms of the NOL Rights Plan. There can be no assurance that the NOL Rights Plan will be effective in deterring a change of control or protecting the NOLs. Furthermore, a change in control would trigger the change of control provisions in a number of IES’ material agreements, including its 2012 Credit Facility, bonding agreements with IES’ sureties and certain employment contracts with certain officers and employees of IES.

On April 30, 2010, IES prepaid $15.0 million of the original $25.0 million principal outstanding on the Tontine Term Loan; accordingly at December 31, 2012, $10.0 million remained outstanding under the Tontine Term Loan, which was scheduled to mature on May 15, 2013. On February 13, 2013, IES repaid the remaining $10.0 million of principal on the Tontine Term Loan, plus accrued interest, with existing cash on hand and proceeds from the Wells Fargo Term Loan. Pursuant to its terms, IES was permitted to repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, LLC, an affiliate of IES’ controlling shareholder, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6 thousand. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

James M. Lindstrom has served as Chief Executive Officer and President of IES since October 3, 2011. Mr. Lindstrom previously served in such capacities on an interim basis since June 2011 and has served as Chairman of the IES’ Board of Directors since February 2011. Mr. Lindstrom was an employee of Tontine from 2006 until October 2011.

David B. Gendell has served as a member of IES’ Board of Directors since February 2012. Mr. Gendell, who is the brother of Jeffrey Gendell, the founder and managing member of Tontine, is also an employee of Tontine.

Off-Balance Sheet Arrangements and Contractual Obligations

As is common in IES’ industry, it has entered into certain off-balance sheet arrangements that expose it to increased risk. IES’ significant off-balance sheet transactions include commitments associated with non-cancelable operating leases, letter of credit obligations, firm commitments for materials and surety guarantees.

IES enters into non-cancelable operating leases for many of its vehicle and equipment needs. These leases allow IES to retain its cash when it does not own the vehicles or equipment, and IES pays a monthly lease rental fee. At the end of the lease, IES has no further obligation to the lessor. IES may cancel or terminate a lease before the end of its term. Typically, IES would be liable to the lessor for various lease cancelation or termination costs and the difference between the fair market value of the leased asset and the implied book value of the leased asset as calculated in accordance with the lease agreement.

Some of IES’ customers and vendors require IES to post letters of credit as a means of guaranteeing performance under IES’ contracts and ensuring payment by IES to subcontractors and vendors. If IES’ customer has reasonable cause to effect payment under a letter of credit, IES would be required to reimburse IES’ creditor for the letter of credit. At December 31, 2012, $0.7 million of IES’ outstanding letters of credit were to collateralize IES’ customers and vendors.

Some of the underwriters of IES’ casualty insurance program require IES to post letters of credit as collateral, as is common in the insurance industry. To date, IES has not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At March 31, 2013, $0.2 million of IES outstanding letters of credit were to collateralize its insurance programs.

From time to time, IES may enter into firm purchase commitments for materials such as copper wire and aluminum wire, among others, which IES expects to use in the ordinary course of business. These commitments are typically for terms less than one year and require IES to buy minimum quantities of materials at specified intervals at a fixed price over the term. As of March 31, 2013, IES did not have any open purchase commitments.

Many of IES’ customers require it to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that IES will perform under the terms of a contract and that IES will pay subcontractors and vendors. In the event that IES fails to perform under a contract or pay subcontractors and vendors, the customer may demand the surety to pay or perform under its bond. IES’ relationship with its sureties is such that it will indemnify the sureties for any expenses they incur in connection with any of the bonds they issue on its behalf. To date, IES have not incurred any costs to indemnify IES’ sureties for expenses they incurred on its behalf.

As of March 31, 2013, IES’ future contractual obligations due by September 30 of each of the following fiscal years include (in thousands) (1):

	Less than 1 year	1 - to 3 Years	3 to 5 Years	More Than 5 Years	Total
Long-term debt obligations	$2,752	$3,542	$—	$—	$6,294
Operating lease obligations	$1,826	$4,573	$1,613	$751	$8,763
Capital lease obligations	$159	$26	$—	$—	$185

Total	$4,737	$8,141	$1,613	$751	$15,242

(1)	The tabular amounts exclude the interest obligations that will be created if the debt and capital lease obligations are outstanding for the periods presented.

IES’ other commitments expire by September 30 of each of the following fiscal years (in thousands):

	2013	2014	2015	Thereafter	Total
Standby letters of credit	$2,450	$4,602	$—	$—	$7,052
Other commitments	$—	$—	$—	$—	$—

Total	$2,450	$4,602	$—	$—	$7,052

IES QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management is actively involved in monitoring exposure to market risk and continues to develop and utilize appropriate risk management techniques. IES’ exposure to significant market risks includes fluctuations in commodity prices for copper, aluminum, steel and fuel. Commodity price risks may have an impact on IES’ results of operations due to the fixed price nature of many of its contracts. IES is also exposed to interest rate risk with respect to its outstanding debt obligations on the 2012 Credit Facility and the Wells Fargo Term Loan. For additional information see “Cautionary Statement Concerning Forward-Looking Statements” on page 117 of this joint proxy statement/prospectus.

Commodity Risk

IES’ exposure to significant market risks includes fluctuations in commodity prices for copper, aluminum, steel and fuel. Commodity price risks may have an impact on IES’ results of operations due to fixed nature of many of its contracts. Over the long-term, IES expects to be able to pass along a portion of these costs to its customers, as market conditions in the construction industry will allow.

Interest Rate Risk

IES is also exposed to interest rate risk, with respect to its outstanding revolving debt obligations as well as its letters of credit.

The following table presents principal or notional amounts and related interest rates by fiscal year of maturity for IES’ debt obligations at March 31, 2013 (Dollar amounts in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Debt Obligations — Fixed Rate:
Capital Lease (22%)	$159	$26	$—	$—	$—	$—	$185
Fair Value of Debt:
Fixed Rate	$147	$23	$—	$—	$—	$—	$170

IES DIRECTORS

IES’ Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and bylaws provide that the number of members of the IES board of directors (the “Board”) shall be fixed from time to time by the Board but shall not be less than one nor more than fifteen persons. The Board has set the number of directors at five. Directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Vacancies may be filled by recommendation from the Nominating and Governance Committee and a majority vote by the remaining directors.

Each director with an asterisk next to his name is independent in accordance with IES’ Corporate Governance Guidelines and the rules and regulations of the NASDAQ and the SEC. The business address and phone number for each of IES’ directors, other than Messrs. Lindstrom and Gendell, are 5433 Westheimer Road, Suite 500, Houston, Texas 77056 and (713) 860-1500, respectively. The business address and phone number for Messrs. Lindstrom and Gendell are One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830 and (203) 992-1111, respectively.

Joseph L. Dowling III*	Director since 2012

Mr. Dowling, 49, has served since June 2013 as the Chief Investment Officer of Brown University, where he is responsible for the University’s $3 billion endowment. In addition, since 1998, he has served as the founder and managing member of Narragansett Asset Management, LLC, a private investment partnership located in Stamford, Connecticut. From its formation in 1998 through 2006, Narragansett managed funds for institutions, pension funds and college endowments. Since 2006, Narragansett has focused on managing Mr. Dowling’s personal capital and that of a select group of strategic investors. Prior to forming Narragansett, Mr. Dowling worked at The First Boston Corporation, Tudor Investments, and Oracle Partners, L.P. Mr. Dowling is a member of the Advisory Board of Ferrer Freeman & Company, LLC, a private equity firm providing growth capital to healthcare companies. The Nominating/Governance Committee believes that Mr. Dowling is qualified to serve on the Board given his extensive experience in public and private investing and finance.

David B. Gendell*	Director since 2006

Mr. Gendell, 52, is currently an employee of Tontine Associates, LLC, an affiliate of IES’ majority stockholder, where he focuses on investment opportunities in industrial, manufacturing and basic materials companies. From 2006 to 2010, he served on the Board of Directors of Neenah Enterprises, one of the largest independent, publicly-traded foundries in the United States. Mr. Gendell has also held senior positions at several venture-backed startups. He was President and Chief Operating Officer of Homserv, LLC, a privately-held data aggregator focused on real estate transactions. Prior to that, he served as President and Chief Operating Officer of Cogent Design Inc., a privately-held practice management software system. He also currently serves on the Board of Advisors of the Duke Global Health Institute. The Nominating/Governance Committee believes that Mr. Gendell is qualified to serve on the Board given his extensive experience in public and private investing and finance.

Joe D. Koshkin*	Director since 2013

Mr. Koshkin, 66, has worked as an independent financial consultant offering financial and advisory services to a diverse group of clients since 2006. Mr. Koshkin retired as a partner from PriceWaterhouseCoopers in 2006 after a 34-year career with the firm. During his career at PriceWaterhouseCoopers, he served as the partner in charge of the firm’s North America Engineering and Construction Industry practice. He also served as a senior client service partner advising clients on technical accounting, Securities and Exchange Commission issues, Sarbanes-Oxley compliance, risk management, and mergers and acquisitions. From June 2010 to July 2011, Mr. Koshkin served as a director and a member of the audit committee of Sterling Bancshares. Mr. Koshkin is a Certified Public Accountant in Texas and is a member in good standing with the AICPA and TSCPA. The Nominating/Governance Committee believes that Mr. Koshkin is qualified to serve on the Board given his extensive experience extensive experience with corporate finance, financial reporting, and tax, and his experience as a director and audit committee member of a publicly held company.

James M. Lindstrom	Director since 2010

Mr. Lindstrom, 40, has been President and Chief Executive Officer of IES since October 3, 2011. He previously served as Interim President and Chief Executive Officer of IES since June 30, 2011. From February 2006 until October 3, 2011, he was an employee of Tontine Associates, LLC, a private investment fund and an affiliate of Tontine. From 2003 to 2006, Mr. Lindstrom was Chief Financial Officer of Centrue Financial Corporation, a regional financial services company and had prior experience in private equity, investment banking and operations. Mr. Lindstrom served as a director of Broadwind Energy, Inc. from October 2007 to May 2010 and has served as a board observer on multiple public and private boards. The Nominating/Governance Committee believes that Mr. Lindstrom is qualified to serve on the Board due to his extensive experience in public and private investing, prior executive roles and the knowledge and experience he brings as IES’ President and Chief Executive Officer.

Donald L. Luke*	Director since 2005

Mr. Luke, 76, was Chairman and Chief Executive Officer of American Fire Protection Group, Inc., a private company involved in the design, fabrication, installation and service of products in the fire sprinkler industry from 2001 until April 2005. From 1997 to 2000, Mr. Luke was President and Chief Operating Officer of Encompass Services (construction services) and its predecessor company GroupMac. Mr. Luke held a number of key positions in product development, marketing and executive management in multiple foreign and domestic publicly traded companies. Mr. Luke also previously served on the board of directors of American Fire

Protection Group, Inc. and currently serves as a director of Cable Lock, Inc., which manages the affiliated Olshan Foundation Repair companies. The Nominating/Governance Committee believes that Mr. Luke is qualified to serve on the Board given his extensive experience as an officer and director of a diverse group of consolidator public companies, including electrical contractors.

IES EXECUTIVE OFFICERS

Certain information with respect to each executive officer is as follows. The business address and phone number for each of IES’ executive officers, other than Mr. Lindstrom and Ms. Makode, are 5433 Westheimer Road, Suite 500, Houston, Texas 77056 and (713) 860-1500, respectively. The business address and phone number for Mr. Lindstrom and Ms. Makode are One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830 and (203) 992-1111, respectively.

James M. Lindstrom, 40, has served as President and Chief Executive Officer of IES since October 3, 2011. He previously served as Interim President and Chief Executive Officer of IES since June 30, 2011. Mr. Lindstrom was an employee at Tontine Associates, LLC, a private investment fund and an affiliate of IES’ controlling shareholder Tontine from 2006 to October 3, 2011. From 2003 to 2006, Mr. Lindstrom was Chief Financial Officer of Centrue Financial Corporation, a regional financial services company, and had prior experience in private equity and investment banking. Mr. Lindstrom served as a director of Broadwind Energy, Inc. from October 2007 to May 2010 and has served as a board observer on multiple public and private boards.

Terry L. Freeman, 62, served as Senior Vice President and Chief Financial Officer of IES from March 2010 until his resignation on January 20, 2012. From December 2005 until he joined IES, Mr. Freeman was an independent business consultant. From 1997 until December 2005, Mr. Freeman served as Chief Financial Officer of Metals USA, a metal service company that served OEM manufacturers, contractors and metal fabrication businesses, in several senior financial roles, most recently serving as Senior Vice President and Chief Financial Officer. From 1990 to 1997, Mr. Freeman held the positions of Corporate Controller and Director of Financial Reporting at Maxxam, Inc., a diversified holding company with sales in excess of $2.3 billion. From 1980 to 1990, he served in senior audit positions at Arthur Andersen & Company and at Deloitte & Touche. He also served in the U. S. Army.

William L. Fiedler, 55, served as Senior Vice President, General Counsel and Secretary of IES from March 2009 until his resignation on August 31, 2012. From October 1999 through February 2009, Mr. Fiedler served as Senior Vice President, General Counsel and Secretary of NetVersant Solutions, Inc., a privately-owned communications infrastructure company. From November 1997 through October 1999, Mr. Fiedler was Senior Vice President, General Counsel and Secretary of LandCare USA Inc., a publicly traded commercial landscaping company. From February 1994 through October 1997, Mr. Fiedler was Vice President, General Counsel and Secretary of Allwaste, Inc., a publicly traded industrial service company, and from February 1990 through January 1994, was Senior Counsel of Allwaste. Prior to that, Mr. Fiedler held the position of Chief Legal and Compliance Officer of Sentra Securities Corporation, a NASD registered broker-dealer.

Robert W. Lewey, 51, has served as Senior Vice President and Chief Financial Officer since January 20, 2012. From 2001 to 2006 and since 2007, Mr. Lewey served as Director of Tax, Vice President, Tax and Treasurer for IES. From 2006 to 2007, he served as Vice President, Tax for Sulzer US Holdings, Inc. From 1995 to 2001, Mr. Lewey served as Vice President, Tax for Metamor Worldwide, Inc., a leading provider of information technology solutions. Mr. Lewey began his career with Deloitte & Touche.

Gail D. Makode, 37, has served as Senior Vice President, General Counsel and Corporate Secretary since October 2012. Ms. Makode was previously General Counsel and Member of the Board at MBIA Insurance Corporation and Chief Compliance Officer of MBIA Inc. Prior to MBIA, Ms. Makode served as vice president and counsel for Deutsche Bank AG, and before that, was an associate at Cleary, Gottlieb, Steen & Hamilton, where she specialized in public and private securities offerings and mergers and acquisitions.

Heather M. Sahrbeck, 41, served as Senior Vice President, General Counsel and Corporate Secretary on an interim basis until her resignation on November 1, 2012. Ms. Sahrbeck joined IES in May 2012 as corporate counsel. From 2000 to 2008, she served as a vice president and associate general counsel at Goldman, Sachs & Co. Prior to joining Goldman Sachs, Ms. Sahrbeck was employed by Davis Polk & Wardwell LLP, where she specialized in securities offerings and mergers and acquisitions.

IES has adopted a Code of Ethics for Executives that applies to IES’ Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics may be found on IES’ website at www.ies-corporate.com. If IES makes any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the code to IES’ Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, IES will disclose the nature of such amendment or waiver on its website or in a report on Form 8-K. Paper copies of these documents are also available free of charge upon written request to IES.

IES BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate directly with the Board may do so by writing to Integrated Electrical Services, Inc. Board of Directors, c/o Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830. Stockholders may also communicate directly with individual directors by addressing their correspondence accordingly. Interested parties may make any concerns known to non-management directors by contacting IES’ Ethics Line at 1-800-347-9550.

IES has adopted a Code of Ethics for Financial Executives and a code of business conduct and ethics for all directors, officers and employees which has been memorialized as part of IES’ Legal Compliance and Corporate Policy Manual. Each of these documents can be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com. The Manual is also available in print to any stockholder who requests it by contacting Gail D. Makode, Senior Vice President, General Counsel, and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

Corporate Governance Guidelines

IES’ management and Board are committed to conducting business consistent with good corporate governance practices. To this end, the Board has established a set of Corporate Governance Guidelines which reflect its view of how to help achieve this goal. These guidelines, which may be amended and refined from time to time, are outlined below and may also be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com. The guidelines are also available in print to any stockholder who requests them by contacting Gail D. Makode, Senior Vice President, General Counsel and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

Directors

Core Competencies of the Board

In order to adequately perform the general corporate oversight responsibilities assumed by the Board, the Board as a whole should possess the following competencies:

•	Accounting & Finance — The Board should have one or more members who are experienced in accounting and finance matters.

•

Management — In order to oversee IES’ management team, the Board should have one or more directors who have experience as a Chief Executive Officer, a Chief Operating Officer or possess similar significant operating experience.

•	Industry Knowledge — While the theory of management is important, it is essential that the Board have one or more members with extensive hands-on practical relevant industry-specific knowledge.

•

Long-Range Strategy — In addition to monitoring IES’ performance in the present, the Board should have one or more members with the skills to look to the future and provide direction for stability and growth.

•	Track Record — The Board should have one or more members who have achieved prominence and strong reputations in their respective professions.

Independence of the Board

A majority of the Board shall be independent of management. An independent director must meet the standards imposed by the SEC and NASDAQ.

Committees

The Board has established the Audit, Human Resources and Compensation, and Nominating/ Governance Committees to assist in the performance of its functions of overseeing the management and affairs of IES. The Audit, Human Resources and Compensation, and Nominating/Governance Committees are composed entirely of independent directors under current NASDAQ standards, have written charters, and have the authority to retain and compensate counsel and experts. Copies of the charters may be found in the Corporate Governance section of IES’ website, http://www.ies-corporate.com. The charters are also available in print to any stockholder who requests them by contacting Gail D. Makode, Senior Vice President, General Counsel and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF IES

IES has adopted a written Related Person Transaction Policy that addresses the reporting, review and approval or ratification of transactions with related persons. IES recognizes that related person transactions can involve potential or actual conflicts of interest and pose the risk that they may be, or be perceived to have been, based on considerations other than the IES’ best interest. Accordingly, as a general matter, IES seeks to avoid such transactions. However, IES recognizes that in some circumstances transactions between related persons and IES may be incidental to the normal course of business or provide an opportunity that is in the best interests of IES to pursue or that is not inconsistent with the best interests of IES and where it is not efficient to pursue an alternative transaction. The policy therefore is not designed to prohibit related person transactions; rather, it is intended to provide for timely internal reporting of such transactions and appropriate review, oversight and public disclosure of them.

The policy supplements the provisions of IES’ Legal Compliance and Conflict of Interest Policy concerning potential conflict of interest situations. With respect to persons and transactions subject to the policy, the procedures for reporting, oversight and public disclosure apply. With respect to all other potential conflict of interest situations, the provisions of the IES’ Legal Compliance and Conflict of Interest Policy continue to apply.

The policy applies to the following persons (each a “Related Person” and, collectively, “Related Persons”):

•	Each director or executive officer of IES;

•	Any nominee for election as a director of IES;

•	Any security holder who is known to IES to own of record or beneficially more than five percent of any class of IES’ voting securities; and

•	Any immediate family member of any of the foregoing persons.

A transaction participated in by IES with a company or other entity that employs a Related Person or is controlled by a Related Person, or in which a Related Person has an ownership of financial interest material to such Related Person, shall be considered a transaction with a Related Person for purposes of the policy. For purposes of the policy, “related person transaction” means a transaction or arrangement or series of transactions or arrangements in which IES participates (whether or not IES is a party) and a Related Person has a direct or indirect interest material to such Related Person. A transaction in which a subsidiary or any other company controlled by IES participates shall be considered a transaction in which IES participates.

Except as otherwise provided in the policy, including any delegation of review and approval authority, (i) any director, director nominee or executive officer who intends to enter into a related person transaction shall disclose the intention and all material facts with respect to the transaction to the Audit Committee of the Board and (ii) any officer or employee of IES who intends to cause it to enter into any related person transaction shall disclose that intention and all material facts with respect to the transaction to his or her superior, who shall be responsible for seeing that such information is reported to the Audit Committee. If a member of the Audit Committee has an interest in a related person transaction and, after such Audit Committee member excusing himself or herself from consideration of the transaction, there would be fewer than two members of the Audit Committee available to review the transaction who do approve the transaction, the transaction shall be reviewed by an ad hoc committee of at least two independent directors designated by the Board (which shall be considered the “Audit Committee” for this purpose).

The Audit Committee will review all related person transactions and approve such transactions in advance of such transaction being given effect. At the discretion of the Audit Committee, consideration of a related person transaction may be submitted to the Board. All related person transactions shall be publicly disclosed to the extent and in the manner required by applicable legal requirements and listing standards. The Audit Committee may determine that public disclosure shall be made even where it is not so required, if the Audit Committee considers such disclosure to be in the best interests of IES and its stockholders.

On December 12, 2007, IES entered into a Note Purchase Agreement with Tontine Capital Partners, L.P. (“TCP”), pursuant to which, on December 12, 2007, IES sold Tontine $25.0 million aggregate principal amount of IES’ 11% Senior Subordinated Notes due 2013 (the “Tontine Note”). The Note Purchase Agreement contained customary representations and warranties of the parties and indemnification provisions whereby IES agreed to indemnify Tontine against certain liabilities. The Tontine Note was not registered under the Securities Act and was sold to Tontine on a private placement, which transaction was exempt from the registration requirements of the Securities Act. The Tontine Note bore interest at 11% per annum and was due on May 15, 2013.

On April 30, 2010, IES prepaid $15.0 million of principal on the Tontine Note, and on May 1, 2010, Tontine assigned the Tontine Note to Tontine Capital Overseas Master Fund II, L.P. (“TCP2”). On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Note, plus accrued interest. The Tontine Note was an unsecured obligation of IES and its subsidiary borrowers, contained no financial covenants or restrictions on dividends or distributions to stockholders, and was subordinated to IES’ revolving credit facility with Wells Fargo.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, LLC, an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6,000. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

IES EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Role of the Compensation Committee

The Human Resources and Compensation Committee (referred to in this section as the “Committee”) of the Board of Directors, which is comprised entirely of independent directors, is responsible for ensuring that IES’ executive compensation policies and programs are competitive within the markets in which IES competes for talent and reflect the investment interests of IES’ stockholders. The Committee reviews and approves the compensation levels and benefits programs for Named Executive Officers (“NEOs”).

The Committee has from time to time consulted with Meridian Compensation Partners, L.L.C. (“Meridian”), an independent compensation consultant, regarding specific elements of the IES’ compensation program, such as the competitiveness of the compensation structure and pay levels of the NEOs. In this role, Meridian reports directly to the Committee. The NEOs are the executives who appear in the compensation tables of this Proxy Statement.

The NEOs in this joint proxy statement/prospectus are:

•	James M. Lindstrom, President and Chief Executive Officer

•	Robert W. Lewey, Senior Vice President and Chief Financial Officer

•	William L. Fiedler, former Senior Vice President and General Counsel

•	Terry L. Freeman, former Senior Vice President and Chief Financial Officer

•	Heather M. Sahrbeck, former Senior Vice President and General Counsel

IES’ Human Resources Department staff, General Counsel, Chief Executive Officer and controlling shareholder Tontine provide additional analysis and counsel as requested by the Committee. You can learn more about the Committee’s purpose, responsibilities, and structure by reading the Committee’s charter, which can be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com.

The following is a more detailed discussion of the results of the actions taken by the Committee in fiscal year 2012 and first quarter of fiscal year 2013 and the reasons for such actions.

Compensation Objectives

All of the IES’ compensation and benefits for the NEOs, as described below, are focused on the primary objectives of attracting, retaining and motivating the highly talented individuals who will engage in the behaviors necessary to enable IES to succeed while upholding IES’ values in a highly competitive marketplace.

At IES’ 2011 annual meeting of stockholders (the “2011 Annual Meeting”), IES was required, pursuant to Section 14A of the Exchange Act, to seek a non-binding advisory vote of stockholders to approve the compensation awarded to IES’ NEOs. At the 2011 Annual Meeting, IES’ stockholders approved, on a non-binding advisory basis, the compensation awarded to its NEOs for fiscal year 2010, as disclosed pursuant to Item 402 of Regulation S-K. The Committee has considered the result of this stockholder vote in setting compensation policies and making compensation decisions for fiscal years 2011 and 2012. At the 2011 Annual Meeting, IES’ stockholders also determined, on a non-binding advisory basis, that the stockholder vote on executive compensation should be held once every three years Under the Compensation Committee’s supervision, in fiscal year 2012, IES implemented a compensation program, which is comprised of salary, benefits, and incentive opportunity, and is intended to achieve the following objectives:

•	Be competitive. The program design and levels are set considering the practices of similar companies with which IES competes for talent.

•

Drive results. The program emphasizes variable, at-risk incentive award opportunities, which are payable only if specified goals are achieved and include a balance of short-term and long-term incentive opportunities. The largest part of the incentive award for NEOs in fiscal year 2012 was focused on equity grants with short-term or no time-based restrictions and that are based on achievement of critical near-term goals which IES believes will significantly impact the long-term performance of IES. IES also has in the past provided, and may from time to time in the future provide, long-term equity incentive award opportunities which depend on its performance and which vest over multiple years. In light of the long-term equity incentive awards that currently remain outstanding for NEOs, and given the current environment, as IES seeks to stabilize its near-term performance, the Committee believes it is appropriate to offer awards that align the financial incentives of executives with the near-term goals of stockholders. Therefore, IES has implemented an incentive program that provides opportunities for discretionary equity awards based on achievement of critical near-term goals, long-term equity incentive awards and annual cash incentive awards based on individual and IES performance. In total, these at-risk incentives traditionally represent approximately 60%-75% of the NEOs’ targeted total direct compensation, with base salary representing the remaining 25-40%.

•

Reward individual performance. Salary, annual cash incentive awards and equity incentive awards are based on an individual’s job level and performance against specified financial, operational, strategic or safety goals (as appropriate to the individual’s position). The Committee also considers IES performance, the desired pay relationships among executive employees and market practices.

•

Emphasize stock ownership. Incentive awards are delivered as equity and/or cash awards to senior executives. The Board of Directors has established stock ownership guidelines for the NEOs to encourage managing from a stockholder’s perspective. The NEOs are expected to own IES common stock with a value equal to between two to three times their annual base salaries. For additional information, please see “Executive Stock Ownership Guidelines” below.

The Committee believes these principles will reward and incentivize management to deliver on near-term and long-term business objectives and increase stockholder value over time, while helping IES attract and retain top executive talent.

Compensation Elements

Presented below are the key characteristics of the primary elements of the NEOs’ compensation.

Compensation Element	Key Characteristics
Base Pay (Fixed)

•   Fixed component of pay based on an individual’s skills, responsibilities, experience and performance

•   NEOs, as well as all other salaried employees, are eligible for annual increases based on performance and/or changes in job responsibilities.

Annual Incentive Award (Variable “at-risk”)	• Variable component of pay; may include cash and/or equity. • Reward for achieving specified financial, operational, strategic, safety and individual goals.
Short-term Incentives (Variable “at-risk”)	• Variable component of pay; may include cash and/or equity. • Reward for achieving critical near-term business goals.

Compensation Element	Key Characteristics

Executive Benefits & Perquisites	• NEOs are eligible to participate in certain programs that are part of IES’ broad-based total compensation program. For additional information, please see “Perquisites” below.

Other Benefits (Health and welfare)	• NEOs are eligible to participate in benefits programs that are available to substantially all salaried employees which provide for basic life, disability and health insurance needs.

Compensation elements are either cash-based, partly or solely equity-based (and have a value which is at least partly related to the price of IES common stock) or are comprised of other benefits.

Market Benchmarking

IES benchmarks its executive compensation programs against those of a group of companies with which it competes for executive talent (the “Survey Group”). The Survey Group was revised in 2010 and is compiled based on input from Meridian. The composition is reviewed by the Committee annually and consists of thirteen “Industry Peer Group” and “General Industry” companies. They were selected from the electrical contracting services industry as well as other construction-related industries, as IES competes across industries for executive talent. The companies comprising the Survey Group are:

•	Comfort Systems U.S.A., Inc.

•	Dycom Industries, Inc.

•	MasTec, Inc.

•	Pike Electric Corporation

•	Furmanite Corp.

•	Englobal Corp.

•	Matrix Service Company

•	Team, Inc.

•	Aegion Corporation

•	Powell Industries

•	MYR Group

•	Primoris Services Corp.

•	Willbros Group, Inc.

The Committee, in developing total compensation for each executive officer, considers the median compensation levels of the Survey Group for similar jobs giving due consideration to individual elements. An individual executive’s base salary, annual cash incentive and equity incentives are established after considering the following factors:

•

IES’ performance against financial measures, including net income, earnings before interest and taxes, total stockholder return, revenues, cash flow, operating income, cost management discipline and safety performance.

•	IES’ performance relative to goals approved by the Committee.

•	Individual performance versus personal performance goals and contributions to IES performance.

•	Business climate, economic conditions and other factors.

•	Stockholder input.

The CEO develops pay recommendations for IES executive officers, including the NEOs other than the CEO, based on market data, IES’ performance relative to goals approved by the Committee, individual performance versus personal goals, individual contributions to IES’ performance and market conditions. The CEO receives assistance with compensation analysis from IES’ Human Resources Department as well as the compensation consultant.

The Committee reviews and approves all compensation elements for the executive officers and sets the compensation of the CEO, after receiving advice from the compensation consultant, if appropriate. The compensation consultant provides advice to the Committee after reviewing market data, compensation levels and general trends in executive compensation. The Committee also has discretionary authority to increase or decrease recommended compensation for the CEO.

In addition to benchmarking compensation levels, the Committee also reviews tally sheets for the NEOs, modeling all aspects of compensation (base salary, annual cash incentive awards, short-term equity incentives, benefits and perquisites), which are utilized as the targeted overall compensation level.

Risk Analysis

The Committee analyzes risk with respect to IES’ compensation programs on an annual basis. The Committee’s risk assessment for fiscal year 2012 concluded that IES’ compensation programs do not create risks that are reasonably likely to have a material adverse effect on IES. In reaching this conclusion, the Committee considered the following: (i) balanced performance targets, where no one metric is excessively weighted; (ii) IES’ “clawback” policy, as described under “Severance and Employment Agreements” below; (iii) IES’ executive stock ownership guidelines, as described under “Executive Stock Ownership Guidelines” below; (iv) performance metrics that are uniformly applied to executives; and (v) annual incentives that do not allow for unlimited payouts.

Compensation Actions Taken by the Committee based on Fiscal Year 2012 Results

After careful consideration of IES’ results in fiscal year 2012, the Committee took the following compensation actions during the first quarter of fiscal year 2013:

•

Base Salary — The Committee agreed to award targeted salary increases as a reflection of fiscal year 2012 results and a review of market data. These increases included an increase in the CEO’s salary from $390,000 to $500,000 and in the CFO’s salary from $290,000 to $325,000, in each case effective as of January 1, 2013.

•	Annual Cash Incentive Award — The Committee approved annual discretionary awards for the CEO and other NEOs based on fiscal year 2012 results as described below.

Base Pay

The Committee evaluates the CEO’s performance annually in light of established corporate and personal goals and objectives. NEO salary levels and adjustments are recommended by the CEO and reviewed and approved by the Committee. Changes in base salary for the CEO and the NEOs are based on responsibility, the external market for similar jobs, the individual’s current salary compared to the market and success in achieving business results.

Annual Incentive Awards

Fiscal Year 2012 Annual Incentive Plan

On September 28, 2011, the Committee approved the Annual Incentive Plan for fiscal year 2012 (the “2012 Plan”). As with the Annual Incentive Award for fiscal year 2011, the 2012 Plan provides for an incentive compensation pool for certain key employees and officers of IES, based on specified performance criteria. For fiscal year 2012, the plan was based on achievement of prescribed levels of IES’ consolidated annual net income, adjusted to exclude income or losses from operations in markets IES has elected to exit, as more fully described in IES’ Annual Report on Form 10-K for the fiscal year ended September 30, 2012, or other unusual items as determined by the Committee (the “2012 Adjusted Consolidated Net Income”). Pursuant to the 2012 Plan, Messrs. Lindstrom, Fiedler and Lewey and Ms. Sahrbeck, who replaced Mr. Fiedler as Senior Vice President, General Counsel and Corporate Secretary effective September 1, 2012, were eligible to receive the amounts set forth below if the corresponding levels of 2012 Adjusted Consolidated Net Income were achieved for fiscal year 2012. Incentive awards were to be adjusted ratably for net income amounts that fell between net income levels above $0.6 million, net of incentives paid to all participants, and in the case of Mr. Fiedler and Ms. Sahrbeck, for partial year employment.

	Fiscal Year 2012 Adjusted Consolidated Net Income(1)
Executive	<$0.2 MM	$0.2 MM	$0.6 MM	$0.8 MM	$1.5 MM	>$1.5 MM
James M. Lindstrom	$-0-	$97,500	$195,000	$390,000	$780,000	$780,000
William L. Fiedler(2)	$-0-	$37,500	$75,000	$150,000	$300,000	$300,000
Robert W. Lewey(3)	$-0-	$36,250	$72,500	$145,000	$290,000	$290,000
Heather M. Sahrbeck(4)	$-0-	$22,500	$45,000	$90,000	$180,000	$180,000

(1)	Net of incentives paid to all participants.
(2)	Mr. Fiedler’s employment with IES terminated on August 31, 2012. Under the terms of the Severance Plan (described below) governing his termination, he was entitled to receive a prorated portion of his annual performance-based awards at the time any such awards were granted to the other NEOs.
(3)	Mr. Lewey assumed the position of Senior Vice President and Chief Financial Officer on January 20, 2012.
(4)	Ms. Sahrbeck assumed the position of Senior Vice President, General Counsel and Corporate Secretary on September 1, 2012 and her employment with IES terminated on November 1, 2012.

Mr. Freeman, pursuant to his employment agreement with IES, described further below in “Severance and Employment Agreements”, was entitled to receive a prorated portion of his annual performance based awards at the time any such awards were granted to the other NEOs. The Committee determined that Mr. Freeman’s eligibility for a performance-based award would be based on the 2012 Plan eligibility available to Mr. Lewey, the current CFO.

At the Committee’s discretion, the final awards were subject to adjustment downward or upward in amounts not to exceed 50 percent of the award based upon the individual’s performance considerations. The performance review of Mr. Lindstrom was based upon the attainment of individual goals and objectives established for Mr. Lindstrom as discussed below. The other NEOs were reviewed based upon their performance in assisting Mr. Lindstrom in his efforts. The Committee had the sole discretion to increase or decrease the annual incentive award made to the CEO. The Committee had the right, in its sole discretion, to reduce or eliminate the amount otherwise payable based upon individual performance or any other factors the Committee deems appropriate.

Fiscal Year 2012 Goals and Objectives

On December 5, 2011, the CEO recommended, and the Committee approved, the following goals and objectives to be used by the Committee when determining the discretionary element of the fiscal year 2012 annual incentive awards discussed above. These goals and objectives were established based on three primary factors:

•	Financial Performance.

•

Financial performance measures were based on consolidated annual net income and earnings per share. Primary focus was to return IES to profitability and to generate appropriate risk-adjusted returns on capital.

•

Financial incentives for NEOs and other corporate executive management were tied to IES’ consolidated performance. Incentives for other executive officers, managers and operating division personnel were tied to both their respective operating company and/or organizational unit results.

•	Strengthen IES’ balance sheet.

•	Safety Performance.

•	Safety performance targets were based on IES’ Total Recordable Incident Rate (TRIR) for the fiscal year.

•

The safety performance targets for NEOs and other corporate executive management were tied to IES’ consolidated TRIR. Safety performance targets for other executive officers, managers and operating division personnel were tied to the TRIR of both their respective operating company and organizational unit.

•	Maintain and enhance IES’ safety culture.

•	Business/Personal Objectives.

•	Other performance criteria in the form of personal objectives were established for each executive officer in line with IES’ fiscal year 2012 plan, including the following:

•	Setting the tone at the top for achieving highest level of ethical conduct

•	Improved financial control environment

•	Leadership/successor development

•	Assure adequate liquidity and risk mitigation to support current operations

Fiscal Year 2012 Annual Incentive Plan Awards

Based on a review of fiscal year 2012 financial results and in light of the disparity between IES’ negative consolidated net income for fiscal year 2012 and its positive 2012 Adjusted Consolidated Net Income, each as presented in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012, the Committee determined that neither consolidated net income for 2012 Adjusted Consolidated Net Income accurately reflected its assessment of management performance. The Committee instead identified the following criteria as more relevant to its assessment in the context of management’s primary objective of stabilizing results and returning IES to profitability: IES’ progress on critical near-term strategic goals, including refinancing of its credit facility, IES’ improvement in overall financial performance from the prior fiscal year, and each NEO’s performance against the safety and business/personal objectives outlined above. The Committee then assessed the performance of each of Mr. Lindstrom, Mr. Lewey and Ms. Sahrbeck against the these objectives and determined to award each of them 50% of the maximum eligible award under the 2012 Plan, representing 100% of their target awards, in light of their direct involvement in achieving these objectives and, in particular, the credit facility refinancing, and, in its discretion, the Committee adjusted downward by an additional 50% the awards available to Messrs. Freeman and Fiedler in light of their more limited involvement during the fiscal year in achieving these objectives. As a result, the Committee awarded annual cash incentive awards to Mr. Lindstrom of $390,000, to Mr. Fiedler of $68,750, to Mr. Freeman of $26,847, to Mr. Lewey of $145,000 and to Ms. Sahrbeck of $37,500, reflecting these performance adjustments and a ratable adjustment for partial year employment, in the cases of Messrs. Fiedler and Freeman and Ms. Sahrbeck.

Fiscal Year 2013 Annual Incentive Plan

On December 5, 2012, the Committee approved the Annual Incentive Plan for fiscal year 2013 (the “2013 Plan”). As with the 2012 Plan, the 2013 Plan provides for an incentive compensation pool for certain key employees and officers of IES, based on specified performance criteria. For fiscal year 2013, the awards may be made either in cash, equity or a combination thereof, at the Committee’s discretion, and are based (1) 75% on achievement of the financial goals outlined below for fiscal year 2013 and (2) 25% on the achievement of the personal goals outlined below for fiscal year 2013. Pursuant to the 2013 Plan, Mr. Lindstrom, Mr. Lewey and Ms. Makode, who assumed the position of Senior Vice President, General Counsel and Corporate Secretary on October 16, 2012, are eligible to receive target awards, respectively, between $0 and a maximum of $500,000, $0 and a maximum of $162,500 and $0 and a maximum of $120,000, corresponding to the level of performance achieved with respect to these goals for fiscal year 2013, with the maximum award representing 100% performance with respect to the financial and personal goals outlined below. The Committee believes that there is a greater than 50% probability that the NEOs will receive the maximum available award under the 2013 Plan.

The performance review of the NEOs is based upon the attainment of individual goals and objectives established as discussed below. The Committee has the sole discretion to increase or decrease the annual incentive award made to the CEO. The Committee has the right, in its sole discretion, to reduce or eliminate the amount otherwise payable based upon individual performance or any other factors the Committee deems appropriate.

Fiscal Year 2013 Goals and Objectives

On December 5, 2012, the CEO recommended, and the Committee approved, the following goals and objectives to be used by the Committee when determining awards under the 2013 Plan.

Financial Goals: Reflecting a primary focus on returning IES to profitability and generating appropriate cash flow, financial performance measures for NEOs are based (1) 50% on fiscal year 2013 consolidated annual net income and (2) 50% on fiscal year 2013 consolidated annual operating cash flow less capital expenditures. Each such financial measure may be considered on an adjusted basis, in the sole discretion of the Committee, to reflect unusual items during the fiscal year.

Business/Personal Goals: The following business/personal goals and objectives were established for each NEO:

•	James M. Lindstrom

•	Ensure behavior consistent with established values of integrity and safety

•	Oversee acquisition program

•	Further development of IES’ succession planning program

•	Further development of IES’ strategic and capital plan and promotion of human capital investment program across IES

•	Robert W. Lewey

•	Support acquisition program

•	Develop financial and operational targets with divisional leadership

•	Ensure financial reporting integrity

•	Gail D. Makode

•	Further enhancement of IES’ risk management program and framework

•	Lead governance and legal resources on strategic transactions

•	Promote a culture of integrity, ethics and compliance

Additional Short-Term Incentives

IES’ compensation program emphasizes variable, at-risk incentive award opportunities, which are payable only if specified goals are achieved and which include both short-term and long-term incentive opportunities. In addition to the annual incentive awards described above, which may take the form of cash or equity, IES provides short-term equity or cash incentive awards for NEOs based on achievement of critical near-term goals which IES believes will significantly impact the long-term performance of IES. IES also has in the past provided, and may from time to time in the future provide, long-term equity incentive award opportunities which depend on IES performance and which vest over multiple years. In light of the long- term equity incentive awards that currently remain outstanding, and given the current environment, as IES seeks to stabilize its near-term performance, the Committee believes it is appropriate to offer additional awards that align the financial incentives of executives with the near-term goals of stockholders. Therefore, IES has implemented an incentive program that includes short-term incentive award opportunities, on a discretionary basis, based on achievement of critical near-term goals which drive long-term stockholder value. These awards generally are made in equity form and have short-term or no time-based restrictions to strengthen the alignment of the incentive with achievement of the identified near-term goals.

Fiscal Year 2012 Additional Short-Term Incentives

On August 9, 2012, the Committee approved the grant of phantom stock units (“PSUs”) pursuant to IES’ 2006 Equity Incentive Plan, as amended and restated (the “Plan”), to Messrs. Lindstrom and Lewey and two other officers. The Committee granted a target amount of 50,000 and 25,000 PSUs to Messrs. Lindstrom and Lewey, respectively, and an aggregate target amount of 15,000 PSUs to the two other officers. These awards were subject to attainment by IES of a target cash and cash equivalents (including restricted cash and without an adjustment to working capital) balance at fiscal year-end 2012 (a “Cash Target”) of $20 million. Failure to meet a Cash Target of $20 million, but attainment of a Cash Target of $15 million, would result in a 50% payment of the PSUs, and failure to attain a Cash Target of $15 million would result in no payment. Payment of the PSUs would be in the form of an equal amount of shares of the IES common stock to be vested and delivered on December 6, 2012. As a result of IES’ attainment of a Cash Target of $20 million, the Committee approved on December 5, 2012 the immediate vesting of 100% of the PSUs on December 6, 2012.

Long-Term Equity Incentives

While the incentive portion of IES’ compensation program for NEOs is focused primarily on annual cash and discretionary short-term equity incentive compensation due to IES’ focus on near-term stabilization of performance, IES maintains a Long-Term Incentive Plan (“LTIP”), which IES has used to promote long-term performance in the past and may use from time to time in the future. IES made no grants under its LTIP during fiscal year 2012.

The LTIP was established on November 12, 2007 for certain IES officers and the officers of certain of its subsidiaries to foster and promote the long term financial success of IES and increase stockholder value by (a) strengthening IES’ ability to develop, maintain and retain effective senior management; (b) motivating superior performance by means of long-term performance related incentives linked to business performance; (c) encouraging and providing for ownership interests in IES by its senior management; (d) attracting and retaining qualified senior management personnel by providing incentive compensation opportunities competitive with comparable companies; and (e) enabling senior management to participate in the long-term financial growth and financial success of IES. To the extent that awards are granted under the LTIP, performance periods will commence on October 1st of each applicable fiscal year. The Committee may, in its sole discretion, establish the duration of any future performance period, provided such period may not be less than one year.

To the extent that new awards are granted under the LTIP, the Committee will establish in writing the performance goals for the next performance period, which may include any of the following performance criteria (either alone or in any combination) as the Committee may determine: return on net assets, sales, net asset turnover, cash flow, cash flow from operations, operating profit, net operating profit, income from operations, operating margin, net income margin, net income, return on total assets, return on gross assets, return on total capital, earnings per share, working capital turnover, economic value added, stockholder value added, enterprise value, receivables growth, earnings to fixed charges ratios, safety performance, customer satisfaction, customer service, or developing and/or implementing action plans or strategies. The foregoing criteria shall have any reasonable definitions that the Committee may specify at the time such criteria are adopted. Any such performance criterion or combination of such criteria may apply to a participant’s award opportunity in its entirety, or to any designated portion or portions of the award opportunity, as the Committee may specify.

Each executive that participates in the LTIP is entitled to an award each year in which a grant is made based on a percentage of his or her annualized base salary in effect on the first day of the performance period. Up to one half of the award is payable as a retention component in the form of restricted IES common stock, restricted share units, stock appreciation rights or stock options, which vest three years from the grant date or as otherwise set forth in the grant. Upon vesting, retention-based restricted share units are convertible into IES common stock or cash, as determined by the Committee at the time of vesting. The remaining one-half of the award may be in the form of restricted share units or a cash bonus which vesting is based on the achievement of a predetermined performance goal(s) over a prescribed performance period. Upon vesting, such performance-based restricted share units are convertible into restricted IES common stock or the right to receive cash, as determined by the Committee at the time of grant. Restricted IES common stock issued on conversion of performance-based restricted share units vests one year following the end of the performance period. Cash remitted on conversion of performance-based restricted share units is payable to the participants one year following the end of the performance period. All shares of restricted IES common stock, restricted share units, stock appreciation rights and stock options granted under the LTIP are pursuant to the Plan. Upon vesting and delivery of restricted IES common stock or cash, the awardees are taxed at applicable income tax rates and IES receives a corresponding tax deduction.

The 2010 Retention Grant

For fiscal year 2010, in recognition of the importance of retaining senior management and key personnel and, with the assistance of Meridian, the Committee made grants of restricted IES common stock under the Plan to certain senior management and other key personnel. The grants vest in full on the second anniversary of the grant date. The basis of the grant awards and the selection of participants were to:

•	enhance retention

•	increase stock ownership by senior management and key personnel

•	focus on incentivizing the executives and other key personnel who are critical to leading IES through this challenging business and operating environment.

On September 28, 2010, the Committee made grants of restricted IES common stock to Messrs. Freeman and Fiedler of 23,500 and 14,200 shares, respectively, as well as 167,900 shares to an additional 20 individuals. Other than those previously forfeited, these shares vested in full on September 28, 2012.

The 2011 LTIP Grant

On December 16, 2010, the Committee made grants of restricted IES common stock to Messrs. Freeman and Fiedler of 12,000 and 10,000 shares, respectively, as well as 178,000 shares to an additional 22 individuals.

Unless previously forfeited, these shares vest as to the first one-third on December 16, 2011, as to the second one-third on December 16, 2012 and as to the last one-third on December 16, 2013. Upon their termination of employment with IES on January 20, 2012 and August 31, 2012, respectively, certain of Mr. Freeman’s and Mr. Fiedler’s outstanding restricted shares were vested, as described under “Option Exercises and Stock Vested in Fiscal Year 2012” below.

The 2011 New Hire Grants

At the time he assumed the position of Interim President and Chief Executive Officer on June 30, 2011, Mr. Lindstrom received a grant of 100,000 shares of restricted IES common stock, which vest in thirds on December 16, 2011, December 16, 2012 and December 16, 2013. On October 3, 2011, when Mr. Lindstrom assumed the position of President and Chief Executive Officer on a permanent basis, he was granted an additional 100,000 shares of restricted IES common stock, which vest in thirds on the first, second and third anniversaries of the grant date. Both grants (together, the “2011 New Hire Grants”) were made under the 2006 Equity Incentive Plan.

The 2012 New Hire Grant

On October 15, 2012, the Committee made a grant of restricted IES common stock to Ms. Makode of 12,500 shares in connection with her appointment as Senior Vice President, General Counsel and Secretary. The grant was made under the 2006 Equity Incentive Plan. Unless previously forfeited, these shares vest as to the first one-third on October 15, 2013, as to the second one-third on October 15, 2014 and as to the last one-third on October 15, 2015.

Compensation and Awards made by the Compensation Committee

Set forth below is information regarding compensation earned by or paid or awarded to the following NEOs during the year ended September 30, 2012: (i) James M. Lindstrom, who is IES’ Chairman, President and Chief Executive Officer; (ii) Robert W. Lewey, who is IES’ Senior Vice President and Chief Financial Officer, (iii) William L. Fiedler, who is IES’ former Senior Vice President, General Counsel and Corporate Secretary; (iv) Terry L. Freeman, who is IES’ former Senior Vice President and Chief Financial Officer and (v) Heather M. Sahrbeck, who, during part of fiscal year 2012, was IES’ Senior Vice President and General Counsel. Information relating to fiscal year 2012 equity incentive awards is described under “Short-Term Equity Incentives” and “Long-Term Equity Incentives” above.

Chief Executive Officer

James M. Lindstrom has served as IES’ President and Chief Executive Officer since October 3, 2011, prior to which he served as IES’ Interim President and Chief Executive Officer since June 30, 2011. As Interim President and Chief Executive Officer, Mr. Lindstrom’s base salary was $25,000 per month, and upon assuming the position of President and Chief Executive Officer on a permanent basis, his base annualized salary was adjusted to $390,000 (a reduction of $220,000 from that of his immediate predecessor), due to the overall economic environment and IES’ specific financial condition. Upon assuming the position of Interim President and Chief Executive Officer, he also received the first of the 2011 New Hire Grants and upon assuming the position of President and Chief Executive Officer on a permanent basis, he received the second of the 2011 New Hire Grants. Mr. Lindstrom also received an annual incentive award for fiscal year 2012 of $390,000 and received, in connection with achievement of certain of IES’ financial targets, a grant of 50,000 PSUs under the 2006 Equity Incentive Plan which vested on December 6, 2012, as further described under “Additional Short-Term Incentives” above.

Chief Financial Officer

Robert W. Lewey has served as IES’ Senior Vice President and Chief Financial Officer since January 20, 2012. During fiscal year 2012 his annual base salary was $290,000. Mr. Lewey received an annual incentive award for fiscal year 2012 of $145,000 and received, in connection with achievement of certain of IES’ financial targets, a grant of 25,000 PSUs which vested on December 6, 2012, as further described under “Additional Short-Term Incentives” above.

Former Senior Vice President, General Counsel and Corporate Secretary

William L. Fiedler served as IES’ Senior Vice President, General Counsel and Corporate Secretary from March 2009 until August 31, 2012. His annualized base salary for fiscal year 2012 was $300,000. He did not receive a salary increase for calendar year 2012. Upon his termination of employment Mr. Fiedler received payments pursuant to the terms of the Severance Plan, described below, including an award under the Annual Incentive Plan of $68,750. For additional information, please see “Severance and Employment Agreements” below.

Former Chief Financial Officer

Terry L. Freeman served as IES’ Senior Vice President and Chief Financial Officer from March 2010 until January 20, 2012. During fiscal year 2012, Mr. Freeman’s base annual salary was $350,000. He did not receive a salary increase for calendar year 2012. Upon his termination of employment, Mr. Freeman received payments pursuant to the terms of his employment agreement, described below, including an award under the Annual Incentive Plan of $26,847. For additional information, please see “Severance and Employment Agreements” below.

Former Senior Vice President, General Counsel and Corporate Secretary

Heather M. Sahrbeck served as IES’ Senior Vice President, General Counsel and Corporate Secretary on an interim basis from September 1, 2012 until November 1, 2012. Her annualized base salary for fiscal year 2012 was $180,000. Subsequent to her termination of employment, Ms. Sahrbeck received an annual cash incentive award of $37,500, as described under “Annual Cash Incentive Awards” above.

401(k) and Deferred Compensation Plan

IES provides all employees the opportunity to participate in a 401(k) plan. Under the Integrated Electrical Services, Inc. Retirement Savings Plan (the “401(k) Plan”), IES has historically matched 50% of the first 5% that an employee contributes to the 401(k) Plan on a pre-tax basis. However, in order for the 401(k) Plan to comply with nondiscrimination requirements of Section 401(k) of the Internal Revenue Code, beginning in 2008, highly compensated employees (“HCEs”) became subject to a maximum contribution limit of 4% of their base annual earnings. On February 15, 2009, IES suspended the employer matching contribution to the 401(k) Plan as part of its cost cutting initiatives.

In order to further assist NEOs and certain other HCEs in saving for retirement, IES also provides an elective Deferred Compensation Plan. The Deferred Compensation Plan allows participants to voluntarily defer the receipt of salary (maximum deferral of 75%) and earned annual incentive awards (maximum deferral of 75%).

In October 2007, the Committee amended the Deferred Compensation Plan to provide a IES matching component effective for deferrals made beginning January 1, 2008 for selected employees, which includes the NEOs. Each participant who elects to make deferrals of eligible compensation to the Deferred Compensation Plan was eligible to receive a matching contribution equal to 25% of the first 10% of a participant’s annual base salary deferrals into the Deferred Compensation Plan. Effective February 15, 2009, IES instituted a suspension of the employer matching contribution to the IES Deferred Compensation Plan as part of its cost cutting initiatives.

Details about NEO participation in the Deferred Compensation Plan and accumulated balances are presented under “Nonqualified Deferred Compensation” below. The NEOs’ accumulated balances disclosed under “Nonqualified Deferred Compensation” represent voluntary deferrals of earned compensation, not matching contributions by IES.

Other Benefits

Some NEOs, along with certain other executives, are provided with a limited number of perquisites and additional benefits that are part of IES’ broad-based total compensation program. An item is not a perquisite if it is integrally and directly related to the performance of the executive’s duties. An item is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for the convenience of IES, unless it is generally available on a non-discriminatory basis to all employees.

During fiscal year 2012, IES provided some or all of the following perquisites to the NEOs, all of which are quantified in the “Summary Compensation Table” and “All Other Compensation” table below.

•	Monthly auto allowance of $1,500, subject to normal payroll taxes, was provided to Messrs. Freeman and Fiedler. This benefit is not part of Mr. Lindstrom’s, Mr. Lewey’s or Ms. Sahrbeck’s compensation.

•	Executive physical examination. IES believes it benefits from this perquisite by encouraging its executive officers to protect their health.

•

IES match under its non-qualified Deferred Compensation Plan. The Deferred Compensation Plan provides a 25 percent match on the first 10 percent of a participant’s annual base salary deferrals, which vests following three years of service with IES. As noted above, IES instituted a suspension of its matching contribution to the Deferred Compensation Plan on February 15, 2009. No matching contribution was made to executives for fiscal year 2012.

The Committee annually reviews the perquisites and additional benefits provided to executive officers as part of their overall review of executive compensation. The Committee has determined the perquisites to be within the appropriate range of competitive compensation practices. Details about the NEOs’ perquisites, including the fiscal year 2012 cost to IES, are shown in the “All Other Compensation” column of the “Summary Compensation Table” and in the accompanying narrative.

Executive Stock Ownership Guidelines

In October 2007, the Board of Directors, upon the Committee’s recommendation, adopted Stock Ownership Guidelines (the “Guidelines”) for NEOs to ensure that they have a meaningful economic stake in IES. The Guidelines are designed to satisfy an individual executive’s need for portfolio diversification, while maintaining management stock ownership at levels significant enough to assure IES’ stockholders of management’s commitment to value creation.

The Committee will annually review each executive’s compensation and stock ownership levels for adherence to the Guidelines and to consider potential modifications of or exceptions to the Guidelines. The Guidelines currently recommend that the following executives have direct ownership of IES common stock in at least the following amounts:

Officer Position	Multiple of Salary
Chief Executive Officer	3X
All Other NEOs	2X

The Guidelines encourage each executive to comply with the Guidelines no later than five years after either the October 8, 2007 Board approval of the Guidelines or the date the executive is appointed to a position subject to the Guidelines, whichever is later. IES common stock ownership by the NEOs has not reached the levels recommended in the Guidelines.

For purposes of the Guidelines, stock ownership includes IES common stock beneficially owned (including IES common stock owned by immediate family members) and deferred stock not yet delivered. Performance share grants are not counted for purposes of the Guidelines.

Tax Considerations

Deductibility Cap on Executive Compensation

Under the U.S. federal income tax law, IES cannot take a tax deduction for certain compensation paid in excess of $1 million to its executive officers. The Committee considers tax implications to IES as one of many factors in its compensation decisions and attempts to structure compensation and awards to preserve tax deductibility. The Committee may choose, however, to provide compensation that may not be deductible if it believes such payments are necessary to achieve IES’ compensation objectives and to protect stockholder interests.

Golden Parachute Taxes

Under certain circumstances, payments received by IES’ executive officers as a result of a change in control may be subject to excise taxes and may not be fully deductible. The Committee considered the possible effects of these taxes in developing the Executive Officer Severance Benefit Plan described under “Severance and Employment Agreements” below.

Section 409A

During fiscal year 2012, the Committee continued to monitor the regulatory developments under Internal Revenue Code Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes additional limitations on non-qualified deferred compensation plans in order to insure their full compliance with the Act prior to December 31, 2008, the expiration of the transition period. IES believes all of its benefit plans substantially conform to the requirements of Section 409A.

Payments Upon a Change in Control

For information concerning payments upon the termination of the NEO’s, including upon certain triggering events, please see “Severance and Employment Agreements” below.

Human Resources and Compensation Committee Report

The Committee believes that the executive compensation and policies provide the necessary incentives to properly align executive performance and the interests of the stockholders.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Human Resources and Compensation Committee

Joseph L. Dowling III, Chairman

David B. Gendell

Donald L. Luke

The following table displays the total compensation earned by the NEOs in fiscal years 2010, 2011 and 2012:

2012 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
James M. Lindstrom(3)	2012	422,500	—	143,500	—	390,000	29,383	985,383
President & Chief Executive Officer	2011	75,000	—	321,000	—	—	19,241	415,241
Robert W. Lewey(4)	2012	277,500	—	71,750	—	145,000	—	494,250
William L. Fiedler(5)	2012	292,307	—	—	—	68,750	374,255	751,812
Senior Vice President &	2011	275,208	—	34,900	—	—	18,000	328,108
General Counsel	2010	265,000	38,552	49,842	—	—	28,469	381,863
Terry L. Freeman(6)	2012	108,814	—	—	—	26,847	428,255	569,916
Former Senior Vice	2011	350,000	—	41,880	—	—	18,000	409,880
President & Chie Financial Officer	2010	178,650	50,000	157,482	—	—	9,188	395,320
Heather M. Sahrbeck	2012	75,000	—	—	—	37,500	—	112,500
Former Senior Vice President and General Counsel

(1)	This column represents the aggregate grant date fair value of awards of restricted IES common stock granted during the applicable fiscal years, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012.
(2)	All “Other Compensation” for fiscal year 2012 is detailed in “All Other Compensation” Table below.
(3)	On October 3, 2011, Mr. Lindstrom received a stock award of 100,000 shares of restricted IES common stock, which vest in thirds on October 3, 2012, October 3, 2013 and October 3, 2014. (grant date fair value of $200,000). On August 9, 2012, Mr. Lindstrom received a phantom stock award of 50,000 shares of restricted IES common stock, which vest on December 6, 2012. (grant date fair value of $143,500).
(4)	On August 9, 2012, Mr. Lewey received a phantom stock award of 25,000 shares of restricted IES common stock, which vest on December 6, 2012. (grant date fair value of $71,750).
(5)	Includes severance payments made to Mr. Fiedler in connection with the termination of his employment with IES on August 31, 2012. For additional information, please see “Severance and Employment Agreements” below.
(6)	Includes severance payments made to Mr. Freeman in connection with the termination of his employment with IES on August 31, 2012. For additional information, please see “Severance and Employment Agreements” below.

All Other Compensation

The table below details the compensation information found in the Summary Compensation Table under the “All Other Compensation” column.

Name and Principal Position	Auto Allowance ($)	Commuting Expenses ($)		Executive Wellness Physical ($)	401(K) Company Match ($)	Deferred Compensation Company Match ($)	Other ($)		Total ($)
James M. Lindstrom	—	29,383	(1)	—	—	—	—		29,383
Robert W. Lewey
William L. Fiedler	16,500	—		—	—	—	374,255	(2)	390,755
Terry L. Freeman	6,000	—		—	—	—	425,255	(2)	434,255
Heather M. Sahrbeck	—	—		—	—	—	—		—

(1)	Reflects the cost of air and ground transportation incurred in connection with commuting to and from IES’ headquarters, together with related hotel expenses, prior to the leasing of office space in Greenwich, Connecticut.
(2)	Reflects the amounts due to Mr. Fiedler upon his termination on August 31, 2012 under the terms of the Executive Officer Severance Benefit Plan and to Mr. Freeman upon his termination on January 20, 2012 as severance under the terms of his employment agreement.

Grants of Plan Based Awards in Fiscal Year 2012

The following table sets forth specific information with respect to each equity grant made to an NEO under a IES plan in fiscal year 2012.

Name			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)
James M. Lindstrom	8/9/2012(1)	8/9/2012	—	—	—	50,000	—	—	143,500
Robert W. Lewey	8/9/2012(2)	8/9/2012				25,000			71,750
William L. Fiedler	—	—	—	—	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—	—	—	—	—

(1)	Closing Share Price on 8/9/12 was $2.87
(2)	Closing Share Price on 8/9/12 was $2.87

Outstanding Equity Awards at 2012 Fiscal Year End

The following table sets forth specific information with respect to unexercised options, unvested IES common stock and equity incentive plan awards outstanding as of September 30, 2012 for each NEO.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(1)
Name	Exercisable	Unexercisable
James M. Lindstrom	—	—	—	—	216,666	985,830
Robert W. Lewey	3,334	6,666	3.24	7/20/21	33,832	153,936
William L. Fiedler	—	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—	—

(1)	Closing Share Price on September 28, 2012 was $4.55.

Option Exercises and Stock Vested in Fiscal Year 2012

The following table sets forth, on an aggregate basis, specific information with respect to each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, restricted IES common stock units and similar instruments, for each NEO during fiscal year 2012.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James M. Lindstrom(1)	33,334	66,668
Robert W. Lewey(2)	10,500	37,417
Terry L. Freeman(3)	17,313	46,226
William L. Fiedler(4)	19,165	52,578
Heather M. Sahrbeck	—	—

(1)	On December 16, 2011, Mr. Lindstrom vested 33,334 shares of restricted IES common stock ($2.00 per share).
(2)	On December 16, 2011, Mr. Lewey vested 2,166 shares of restricted IES common stock ($2.00 per share). On July 20, 2012, Mr. Lewey vested 3,334 shares of restricted IES common stock ($3.10 per share). On September 28, 2012, Mr. Lewey vested 5,000 shares of restricted IES common stock ($4.55 per share).
(3)	Upon his termination on January 20, 2012, Mr. Freeman vested 17,313 shares of restricted IES common stock ($2.67 per share).
(4)	On December 16, 2011, Mr. Fiedler vested 3,334 shares of restricted IES common stock ($2.00 per share). Upon his termination on August 31, 2012, Mr. Fiedler vested 15,831 shares of restricted IES common stock ($2.90 per share).

Nonqualified Deferred-Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
James M. Lindstrom	—	—	—	—	—
Robert W. Lewey	—	—	—	—	—
William L. Fiedler	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—

In order to further assist NEO’s and certain other executives in saving for retirement, IES also provides an elective Deferred Compensation Plan. The Deferred Compensation Plan allows participants to voluntarily defer the receipt of salary (maximum deferral of 75%) and earned annual incentive awards (maximum deferral of 75%).

The Plan allows for distributions to commence after retirement or after a specific future year, even if the specific future year is later or earlier than the retirement date. Distributions may be paid either in a lump sum or in equal annual installments up to 10 years based on the employee’s initial election as to the time and form of payment. If installments were elected, the unpaid balance will continue to accumulate gains and losses based on the employee’s investment selections. Investment options mirror the 401(k) Plan. Investment choices are self-directed and may be changed at any time by the participant.

On October 9, 2007, the Committee amended the Deferred Compensation Plan to provide an IES matching component effective for deferrals made beginning January 1, 2008 to selected employees, including NEO’s. Each participant who elects to make deferrals of eligible compensation to the Elective Deferral Plan will receive a matching contribution equal to 25% of the first 10% of the participant’s base salary deferrals into the Deferred Compensation Plan. Effective February 15, 2009, IES instituted a suspension of the matching contributions as part of its cost cutting initiatives.

Severance and Employment Agreements

Introduction

While IES historically entered into employment agreements with its executive officers, including the NEOs, on January 23, 2012, the Committee adopted an Executive Officer Severance Benefit Plan (the “Severance Plan”) to rationalize all NEO employment arrangements by requesting that all NEOs relinquish their rights pursuant to existing employment agreements. All NEOs were subject to the Severance Plan other than Mr. Freeman, whose employment terminated prior to enactment of the Severance Plan and who was subject to the terms of his employment agreement, as further described below. The Committee annually reviews the Severance Plan to determine its continuing need as well as the amount and nature of compensation potentially payable in the event a change in control or in the event that other provisions are triggered.

When executive positions become available, IES may search for potential replacements not only within IES but also in the marketplace, with the assistance of placement firms. Since prospective candidates from outside IES are often already employed, they must be recruited and the total compensation offered must satisfy the need to incentivize and reward the individual. Additionally, IES finds that, in light of variable economic conditions, prospective executives are often also looking for an element of security, which will ensure a source of income in the event that their employment is terminated without Cause (as defined in the Severance Plan).

The risk of unemployment is heightened in the event of a Change of Control (as defined in the Severance Plan) of IES, since the limited number of executive positions often results in terminations due to non-cost effective duplication. Thus, in order for IES to recruit the best possible executives, the Severance Plan provides for the mutual benefit of IES and the executive. Income, under the Severance Plan, is comprised of the same elements of compensation as IES’ ongoing compensation program discussed above, which includes base salary, annual cash incentives, equity incentives, benefits and, in certain circumstances, perks such as car allowances. The only employment agreement that IES has entered into with any of IES’ NEOs is described in more detail below.

The Severance Plan also includes a “clawback” provision which permits IES, in the event the Dodd-Frank Wall Street Reform and Consumer Protection Act requires an executive to repay IES “erroneously awarded” amounts of incentive compensation, to recoup such amount by reducing the severance pay or benefit otherwise due the executive under the Severance Plan.

The following information provides more detail concerning the specific terms and conditions of the Severance Plan and Mr. Freeman’s employment agreement and describes the approximate value of the payments that may result if the executives were to terminate employment. The actual amounts to be paid can only be determined at the time of an executive’s separation from IES. Thus, as disclosed herein, the amounts of compensation payable assume that such terminations were effective as of September 30, 2012 and include amounts earned through such time. However, in the case of Mr. Fielder, the amount of compensation payable is provided as of August 31, 2012, the effective date of his termination. Information with respect to Mr. Freeman is provided in a separate table which follows.

Name	Termination Without Cause or For Good Reason After Change in Control ($)(1)	Termination Without Cause or For Good Reason Prior to Change in Control ($)	Death or Disability ($)
James M. Lindstrom, President and Chief Executive Officer
Bonus for year of Separation(2)	390,000	-0-	-0-
Cash Severance(3)	780,000	390,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	985,830	366,534	985,830
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	15,875	15,875	15,875

Total	2,191,705	805,044	1,001,705
Robert W. Lewey, Senior Vice President and Chief Financial Officer
Bonus for year of Separation(2)	145,000	-0-	-0-
Cash Severance(3)	580,000	290,000	-0-
Unvested and Accelerated Stock Options	8,732	861	-0-
Unvested and Accelerated Restricted Stock(4)	153,936	68,058	153,936
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	15,223	15,223	15,223

Total	922,891	170,020	169,159
William L. Fielder, Former Senior Vice President, General Counsel and Secretary
Bonus for year of Separation(2)	150,000	-0-	-0-
Cash Severance(3)	600,000	300,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	30,330	10,110	30,330
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	14,121	14,121	14,121

Total	814,451	344,231	44,451
Heather Sahrbeck, Former Senior Vice President, General Counsel and Secretary
Bonus for year of Separation(2)	150,000	-0-	-0-
Cash Severance(3)	360,000	180,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	-0-	-0-	-0-
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	-0-	-0-	-0-

Total	530,000	200,000	-0-

(1)	Termination by IES without Cause or by the covered executive for Good Reason on or within 12 months following a Change in Control event.
(2)	Prior to a Change in Control, the amount of any annual bonus is as determined by the Compensation Committee and payable at the same time that annual bonuses for such fiscal year is paid to other similar executives of IES. On or after a Change in Control, a lump sum payment equal to two (2) times the greater of the most recent (i) annual bonus paid to the covered executive or (ii) covered executive’s annual bonus opportunity, payable on the sixtieth (60th) day following termination. The annual bonus opportunities for Messrs. Lindstrom, Lewey, Fiedler and Sahrbeck are calculated in accordance with the 2012 Plan.

(3)	Prior to a Change in Control, continued payment of base salary then in effect for 12 months immediately following the date of termination. On or after a Change in Control, continued payment of base salary then in effect for 24 months immediately following the date of termination.
(4)	Reflects the value of unvested shares of restricted IES common stock held on September 30, 2012 that experience accelerated vesting due to termination of employment.
(5)	Reflects the approximate cost of outplacement services for 12 months following termination, not to exceed $20,000. Mr. Fiedler and IES agreed that in lieu of outplacement services, he would be paid $20,000 in consideration for providing consulting services to IES pursuant to a Consulting Agreement entered into with IES on August 31, 2012.
(6)	Reflects the approximate cost to provide health care continuation benefits to the covered executive and his eligible dependents under COBRA for the lesser of (i) for 12 months following termination or (ii) until the covered executive’s COBRA coverage terminates.

Terry L. Freeman

On January 20, 2012, Mr. Freeman’s employment with IES terminated. As such, Mr. Freeman was not subject to the Severance Plan, and the payments made to Mr. Freeman upon termination were governed by his employment agreement with IES.

On March 29, 2010 (the “Effective Date”), IES entered into an employment agreement with Mr. Freeman. The agreement had no definitive term and was terminable at any time and for any reason, at the option of either Mr. Freeman or IES, upon written notice to the other party. Pursuant to the terms of the agreement Mr. Freeman served as a Senior Vice President and Chief Financial Officer of IES.

The agreement provides for (i) an annual base salary of $350,000 (which could be increased in the sole discretion of the Committee), (ii) an annual bonus with a target opportunity of 75% of annual base salary (the “Annual Bonus Opportunity”) for fiscal year 2010, prorated, and thereafter as determined by the Committee and (iii) a signing bonus of $50,000. Mr. Freeman was also eligible to participate in IES LTIP.

If Mr. Freeman terminated his employment for Good Reason (as defined below) or if his employment was terminated by IES without Cause (as defined below) he was entitled to receive: (i) continued payment of base salary then in effect for 12 months immediately following the date of termination, (ii) any unpaid annual bonus that has been “earned” for the immediately preceding fiscal year plus the current year annual bonus, prorated based upon the percentage of the fiscal year that shall have elapsed through the date of termination to the extent performance objectives have been met, (iii) IES paid COBRA coverage, an automobile allowance of $1,500 per month and outplacement services (reasonable in amount but not to exceed $20,000) for 12 months immediately following the date of such termination or until Mr. Freeman obtained comparable employment, whichever is shorter, and (iv) a prorated amount of unvested equity awards under all equity plans for awards granted prior to September 24, 2010. The vesting proration period was to be calculated as the percentage of the vesting period for each unvested equity award in which he was actively employed.

Effective September 24, 2010, IES and Mr. Freeman entered into the first amendment to his employment agreement. The amendment changed the amount of awards that vest upon termination of employment for Good Reason or by IES without Cause to result in (i) a prorated amount of his then outstanding cash incentive awards and equity based awards granted after September 24, 2010, other than an annual bonus or a cash incentive award or an equity based award the payment of which is dependent upon the achievement of performance objectives during a performance period that has not ended, and (ii) a prorated portion of each performance award then outstanding, if any, which shall vest at the end of the performance period applicable to such award, but only if and to the extent the performance objectives have been achieved. In addition, in the event the Dodd-Frank Wall Street Reform and Consumer Protection Act required Mr. Freeman to repay IES “erroneously awarded” amounts of incentive compensation, he agreed to repay such amounts promptly.

Mr. Freeman was subject to non-compete and non-solicit restrictive covenants during the employment term and for a period of one year (or two years if terminated by IES for Cause or if he resigns without Good Reason) following the termination of his employment. Mr. Freeman was also subject to restrictive covenants prohibiting disclosure of confidential information and intellectual property of IES.

When Mr. Freeman’s employment with IES terminated on January 20, 2012, he became entitled to the payments and benefits outlined in the table below.

Name	Termination Without Cause or For Good Reason Prior to Change in Control ($)
Terry L. Freeman, Senior Vice President and Chief Financial Officer
Bonus for year of Separation(1)	26,847
Cash Severance	350,000
Unvested and Accelerated Stock Options(2)	-0-
Unvested and Accelerated Restricted Stock(3)	46,226
Tax Reimbursement	-0-
Auto Allowance	18,000
Executive Outplacement Assistance(4)	20,000
Health Care Benefits(5)	10,815

Total	471,888

(1)	Mr. Freeman, pursuant to his employment agreement with IES, was entitled to receive a prorated portion of his annual performance based awards at the time any such awards were granted to the other NEOs. The Committee determined that Mr. Freeman’s eligibility for a performance-based award would be based on the 2012 Plan eligibility available to Mr. Lewey, the current CFO.
(2)	Mr. Freeman had no stock options.
(3)	Reflects the value of 17,313 shares of restricted IES common stock that vested upon his termination without cause. The closing price of the IES common stock on January 20, 2012 was $2.67 per share.
(4)	Mr. Freeman and the IES agreed that in lieu of outplacement services, he would be paid $20,000 in consideration for providing consulting services to IES pursuant to a Consulting Agreement entered into with IES on January 20, 2012.
(5)	Reflects cost to provide health care continuation benefits to executive under COBRA for 12 months following termination.

Definitions

The following definitions are used in the Severance Plan and Mr. Freeman’s amended employment agreement described above.

“Cause” means (i) the executive’s gross negligence in the performance or intentional nonperformance of any of the executive’s material duties and responsibilities to IES or a participating affiliate; (ii) the executive’s dishonesty, theft, embezzlement or fraud with respect to the business, property, reputation or affairs of IES or a participating affiliate; (iii) the executive’s conviction of, or a plea of other than not guilty to, a felony or a misdemeanor involving moral turpitude; (iv) the executive’s confirmed drug or alcohol abuse that materially affects the executive’s service or violates IES’ or a participating affiliate’s drug or alcohol abuse policy; (v) the executive’s violation of a material IES or a participating affiliate’s personnel or similar policy, such policy having been made available to the executive by IES or a participating affiliate; or (vi) the executive’s having committed any material violation of any federal or state law regulating securities (without having relied on the advice of IES’ attorney) or having been the subject of any final order, judicial or administrative, obtained or issued by the Securities and Exchange Commission, for any securities violation involving fraud, including, without limitation, any such order consented to by the executive in which findings of facts or any legal conclusions establishing liability are neither admitted nor denied.

“Cause” in the agreement entered into with Mr. Freeman is defined in similar terms except it also includes the executive’s willful and material breach of the employment agreement if not cured within ten days after receipt of a notice, and it includes a cure period for any act in clause (i) above.

“Good Reason” in Mr. Freeman’s agreement is essentially defined as:

•	Any material reduction in his position, authority or Base Salary,

•	Any relocation of IES’ corporate office that is more than 50 miles from his primary location of work, or

•	IES’ breach of a material term of the agreement.

All of the above are valid reasons only if IES fails to cure such event within 30 days after receipt from him of written notice of the event which constitutes Good Reason and he must give IES written notice of the event by the 60th day following its occurrence.

A “Change in Control” is defined in the agreements as follows:

•

Any person or persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, other than Tontine Capital Partners L.P. and its affiliates, IES or any subsidiary, shall beneficially own (as defined in Rule 13d-3 of the Exchange Act) directly or indirectly, at least 50% of the ordinary voting power of all classes of capital stock of IES entitled to vote generally in the election of the Board, or

•

Current directors shall cease for any reason to constitute at least a majority of the members of the Board (Current Directors means, as of the date of determination, any person who (i) was a member of the Board on the date that IES’ Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code became effective or (ii) was nominated for election or was elected by the Board with the affirmative vote of a majority of the current directors who were members of the Board at the time of such nomination or election) or at any meeting of stockholders of IES called for the purpose of electing directors, a majority of the persons nominated by the Board for election as directors shall fail to be elected; or

•	The consummation of a sale, lease, exchange or other disposition in one transaction or a series of transactions of all or substantially all of the assets of IES; or

•

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of IES’ incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held IES’ securities immediately before such transaction.

Director Compensation

Directors who are employees of IES or any of its subsidiaries, do not receive a retainer or fees for service on the Board or any committees. Each non-employee director receives a $40,000 annual retainer, paid after the annual stockholder meeting. The Chairman of the Human Resources and Compensation Committee and the Chairman of the Nominating/Governance Committee each receive an additional annual retainer of $10,000 and the Chairman of the Audit Committee receives an additional annual retainer of $25,000. Each of these retainers is also paid quarterly. In addition, each director receives an annual retainer of $5,000 for each Committee on which the director serves other than as Chairman. Effective in the third fiscal quarter of fiscal year 2012, the directors elected to receive 50% of their retainers in shares of IES common stock and 50% in cash.

Each year, in addition to the annual retainers described above, upon their election or re-election to the Board at an annual stockholders’ meeting, each director will receive a grant of Phantom Stock Units (“Units”) pursuant to the Plan. The number of Units granted to each director is determined by dividing $25,000 by the closing price of the IES common stock on the last trading day immediately preceding the annual stockholder meeting. The Units will convert to IES common stock on the date the director leaves the Board, for any reason. Each director will receive a grant for his or her subsequent periods of service on the Board, provided that he or she is re-elected at subsequent annual stockholder meetings. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings and for their reasonable expenses related to the performance of their duties as directors. The following table reflects the amounts paid to each individual non-employee director who served on the Board in fiscal year 2012. These amounts reflect immaterial corrections to the fees earned or paid in cash and the stock awards earned during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(1)(2)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Charles H. Beynon	51,254	41,244	-0-	-0-	-0-	92,498
Joseph L. Dowling III	17,088	38,743	-0-	-0-	-0-	55,831
David B. Gendell	15,836	37,495	-0-	-0-	-0-	53,331
Donald L. Luke	43,755	38,743	-0-	-0-	-0-	82,498
John E. Welsh III	42,503	37,495	-0-	-0-	-0-	79,998

(1)	Represents cash fees earned during the fiscal year ended September 30, 2012.
(2)	Represents the aggregate grant date fair value of awards of Phantom Stock Units earned during the fiscal year ended September 30, 2012, computed in accordance with FASB ASC Topic 718. Each Phantom Stock Unit converts into one share of IES common stock when the respective director leaves the Board for any reason. Assumptions used in the calculation of these amounts are included in Note 12 in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012.
(3)	As of September 30, 2012, and including post-fiscal-year-end grants made in respect of fees earned in fiscal year 2012, each non-employee director held the following aggregate number of Phantom Stock Units: Mr. Beynon — 22,093; Mr. Welsh — 20,997; Mr. Dowling — 10,396; Mr. Gendell — 10,031; Mr. Luke — 31,362.

BUSINESS OF MISCOR

MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California. In April 2004, MISCOR reorganized its operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, MISCOR changed its name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, MISCOR made a series of acquisitions allowing it to enter into Rail Services and expand its Construction and Engineering Services and Industrial Services businesses. Following experiences in the financial crisis, MISCOR decided to reorient its growth strategy and to intensify its focus on industrial and utility services. In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. As part of this restructuring, MISCOR divested (i) AMP Canada in December 2009; (ii) its CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. In December of 2011, MISCOR announced its intentions to no longer have HKEC, the subsidiary representing its Rail Services segment, as held for sale. While MISCOR sees HKEC as outside of its business strategy focusing on industrial and utility services, MISCOR does see significant value in HKEC and believes it would not obtain the appropriate value for this business if it were to be sold.

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, MISCOR has since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

Business Strategy

MISCOR’s objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, MICOR intends to structure itself in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Employees

At December 31, 2012, MISCOR had 269 employees, of which 67 were salaried and 202 were hourly employees. At that date, approximately 12% of MISCOR’s employees were covered by two collective bargaining agreements, one of which expired during August 2011 (and has not been renewed although the parties continue to operate under its terms), with the other expiring in December 2014. MISCOR believe its relations with its employees are good.

Segment Information

In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. Accordingly, MISCOR divested its interest in: (i) AMP Canada in December 2009; (ii) its CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. It was MISCOR’s original intent to sell HKEC, the subsidiary comprising its Rail Services segment. However, in December of 2011, MISCOR announced its intentions to no longer have HKEC listed as held for sale. While MISCOR sees HKEC as outside of its business strategy focusing on industrial and utility services, it does see significant value in HKEC and believes it would not obtain the appropriate value for this business, if it were to be sold. As a result of the divestitures, MISCOR operates in two business segments: Industrial Services and Rail Services.

Segment Performance

The following table summarizes financial information concerning our three reportable segments as of and for the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013 and April 1, 2012 (amounts in thousands).

	For the three months ended		For the years ended
	March 31,	April 1, 2012	December 31,
	2013		2012	2011

Revenues:
Industrial Services	$7,089	$8,225	$32,174	$33,849
Rail Services	4,352	4,253	17,528	12,038
Corporate	—	—	—	—
Elimination	—	—	—	—

Consolidated	$11,441	$12,478	$49,702	$45,887

Gross Profit:
Industrial Services	$1,350	$1,820	$6,578	$6,720
Rail Services	1,174	1,208	5,292	2,724
Corporate	—	—	—	—
Elimination	—	—	—	—

Consolidated	$2,524	$3,028	$11,870	$9,444

Net income (loss):
Industrial Services	$(323)	$244	$(250)	$44
Rail Services	647	740	3,238	1,264
Corporate	(448)	(169)	1,188	(654)
Elimination	—	—	—	—

Consolidated	$(124)	$815	$4,176	$654

	As of March 31,	As of April 1,	As of December 31,
	2013	2012	2012	2011
Total assets:
Industrial Services	$18,429	$19,755	$18,951	$20,396
Rail Services	4,885	3,987	4,681	3,643
Corporate	2,984	1,022	2,813	745

Consolidated	$26,298	$24,764	$26,445	$24,784

Following is additional information regarding MISCOR’s three business segments through March 31, 2013.

Corporate Segment

MISCOR’s Corporate segment represents shared services provided to and on behalf of the Industrial Services and Rail Services Segments. These services include, but are not limited to, executive management, accounting, environmental, finance, human resources, marketing, safety, and sales.

All corporate expenses, with the exception of depreciation, interest, federal income taxes, and other income and expense are allocated back to the Industrial Services and Rail Services segments.

Industrial Services Segment

MISCOR has organized its Industrial Services segment into one primary business group. This group provides on-site and off-site maintenance and repair services for electro-mechanical equipment.

Business Strategy

MISCOR seeks to continue to strengthen and broaden its position as a provider of maintenance service and repair, industrial education and training, and complimentary services to the industries it serves throughout the United States. In addition, MISCOR’s strategy is to expand into other geographic markets with respect to the remanufacture and repair services for renewable wind generation facilities and wind generators. To achieve these objectives, MISCOR is pursuing the following business strategies:

•

Strengthen competitive position in the growing market for outsourcing industrial services. MISCOR believes that participants in the steel, power generation and other industries it serves, in an effort to remain competitive, will increasingly rely on independent contractors to provide maintenance and repair services. MISCOR intends to expand its capabilities to provide its customers an outsourcing solution.

•	Expand its presence in industries with long-term growth potential, including the wind energy, utility, and heavy industry markets.

Principal Products, Services, Markets and Distribution

MISCOR’s Industrial Services segment provides maintenance and repair services for both alternating current (AC) and direct current (DC) electro-mechanical devices; including breakers, generators, magnets, motors, transformers, and switchgear. MISCOR’s customers operate in a broad range of major industries, including the steel, railroad, marine, petrochemical, pulp and paper, wind energy, mining, automotive, and power generation industries.

The Industrial Services segment accounted for approximately 65% and 74% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising MISCOR’s Industrial Services segment are marketed principally by personnel based at its seven locations and independent sales representatives. MISCOR believe that these locations are situated to facilitate timely responses to its customers’ needs, which is an important feature of its services. No customer of MISCOR’s Industrial Services Segment accounted for more than 10% of its consolidated revenues for the years ended December 31, 2012 and 2011.

Raw Materials

The principal raw materials used in MISCOR’s Industrial Services segment are copper, raw steel, and various flexible materials. Certain raw materials are obtained from a number of commercial sources at prevailing prices, and MISCOR does not depend on any single supplier for any substantial portion of raw materials. MISCOR sources its copper and raw steel from across the country via multiple sources. The cost to deliver copper and raw steel can limit the geographic areas from which MISCOR can obtain this material. MISCOR attempts to minimize this risk by stocking adequate levels of key components. However, it may encounter problems at times in obtaining the raw materials necessary to conduct its business.

Competition

The level of competition MISCOR faces varies depending on the electro-mechanical device and the region of the country. While MISOCR tends to compete with various original equipment manufacturers, such as General Electric Company, most of its primary competitors are local electro-mechanical maintenance and repair service shops within their specific region of the United States.

Participants in MISCOR’s industry compete primarily on the basis of service, quality, timeliness, and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments. MISOCR believes it has competitive advantages over most service contractors due to the quality, training and experience of its technicians, its regional service capability and the broad range of services it provides, as well as the technical support and manufacturing capabilities supporting its service network.

Foreign Sales

MISCOR’s Industrial Services segment derives a portion of its revenues from foreign customers. Foreign sales for the years ended December 31, 2012 and 2011 were approximately $745,000 or 2.3%, and $600,000, or 1.8%, of the total revenues of this segment, respectively. Revenues from sales to foreign customers for the Industrial Services segment are denominated in U.S. dollars.

Backlog

At May 31, 2013, the backlog of MISCOR’s Industrial Services segment was approximately $2.634 million compared to $4.600 million as of December 31, 2012, and $4.700 million at December 31, 2011. Backlog represents the amount of revenue that MISCOR expects to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. The decline in its backlog is due to the timing of orders received from its customers. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled or delayed.

Working Capital

With respect to MISCOR’s Industrial Services segment, its customers typically compensate it for services performed upon completion of a given project or on an agreed upon progress payment schedule for larger projects. Therefore, MISCOR must have sufficient working capital to permit it to undertake its services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of MISCOR’s working capital and borrowing facilities, see “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011.”

Seasonality and Quarterly Fluctuations

MISOCR’s revenues from the Industrial Services segment may be affected by the timing of scheduled outages at its industrial customers’ facilities and by weather conditions with respect to projects conducted outdoors, but the effects of seasonality on revenues in its industrial services business are insignificant. The effects of seasonality may be offset by the timing of large individual contracts, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Accordingly, MISCOR’s quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

Rail Services Segment

Business Strategy

In March 2005, MISCOR acquired certain assets related to the diesel engine operations of Hatch & Kirk, Inc. located in Hagerstown, Maryland and Weston, West Virginia. This acquisition launched the Rail Services Group and the diesel engine components business of MISCOR’s Rail Services segment, which is conducted through HKEC.

In December 2009, MISCOR announced its plan to sell its HKEC subsidiary in order to focus on its core industrial services operations. Due to favorable results from its ongoing profit improvement plan and restructuring activities, in December 2011, MISCOR assessed the classification of HKEC and found it to be in MISCOR’s best interest to forego selling HKEC. While MISCOR sees HKEC as non-core to its business model, it does see significant value in HKEC and believes it would not obtain the appropriate value for this business, if it were to be sold in today’s economic environment

Principal Products, Services, Markets and Distribution

HKEC manufactures and remanufactures power assemblies for large diesel engines used in the rail, marine, and power industries. HKEC also engineers, manufactures and sells other related components parts for these large engines. HKEC customers include companies that use, manufacture, or distribute diesel engines and related components for the railroad, utilities, maritime, and offshore drilling industries.

HKEC accounted for approximately 35% and 26% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising HKEC are marketed principally by personnel based at its two locations and independent sales representatives. Two customers accounted for more than 10% of HKEC’s sales during the year ended December 31, 2012. These two customers accounted for 78% and 68% of HKEC’s sales for the years ended December 31, 2012 and 2011, respectively. Union Pacific, Inc. accounted for 40% and CSX, Inc., accounted for 38% of HKEC’s revenues during the year ended December 31, 2012. During the year ended December 31, 2011, only one customer accounted for more than 10% of HKEC’s sales. CSX, Inc. accounted for 59% of HKEC’s revenues for that period. The loss of either of these customers would have a material adverse effect on MISCOR.

Raw Materials

The principal raw materials used in MISCOR’s diesel engine components business are scrap and raw steel, aluminum, alloys, and molds. Certain raw materials are obtained from a number of commercial sources at prevailing prices, and MISCOR does not depend on any single supplier for any substantial portion of raw materials. However, it is sometimes difficult to obtain adequate quantities of scrap steel and alloys at competitive prices. MISCOR attempts to minimize this risk by stocking adequate levels of key components. However, MISCOR encountered, and may continue to encounter, problems at times in obtaining the raw materials necessary to conduct its diesel engine components business.

Competition

MISCOR’s two largest competitors in the diesel engine components market are General Electric and the former Electro Motive Diesel division of Caterpillar Corporation. MISCOR believes that its HKEC subsidiary is the largest supplier of diesel engine components in the United States that is not an original equipment manufacturer, based on revenues for the year ended December 31, 2012. There are a number of smaller competitors.

Participants in this industry compete primarily on the basis of service, quality, timeliness, and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments.

Foreign Sales

For the years ended December 31, 2012 and 2011, HKEC’s foreign sales were $3.008 million, or 17%, of total segment revenues, and $2.400 million, or 20%, of total segment revenues, respectively. There are no sales denominated in currencies other than the U.S. dollar.

Backlog

At May 31, 2013, the backlog of HKEC was approximately $2.634 million compared to $3.200 million at December 31, 2012, and $3.100 million at December 31, 2011. The fluctuations are due to contracts in place with CSX, Inc. and Union Pacific, Inc. Backlog represents the amount of revenue that MISCOR expects to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled, or delayed.

Working Capital

For its product sales, HKEC’s customers typically pay within 30 to 60 days from the date of shipment, while some foreign customers typically pay within 90 days. HKEC’s customers typically compensate us for services performed upon completion of a given project. Therefore, HKEC is required to have sufficient working capital to permit it to undertake its services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of MISCOR’s working capital and borrowing facilities, see “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011.”

Seasonality and Quarterly Fluctuations

The effects of seasonality on revenues for HKEC are insignificant. The effects of seasonality may be offset by the timing of a large individual contract, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Nevertheless, HKEC’s quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

PROPERTY OF MISCOR

As of March 31, 2013 and December 31, 2012, MISCOR conducted its business from nine locations in the United States. MISCOR leases facilities in Hammond and Merrillville, Indiana; Hagerstown, Maryland; Boardman and Massillon, Ohio; Huntington, West Virginia; and Visalia, California. MISCOR’s leases have terms expiring at various times through November 2017, with annual base rental payments ranging from $61 to $566. MISCOR also leased a facility in South Bend, Indiana that served as the previous site of its corporate office before its move to Massillon, Ohio, but that lease obligation expired in May 2012; MISCOR discontinued a month-to-month lease obligation in July 2012. MISCOR owns its facilities in Weston, West Virginia and Saraland, Alabama.

MISCOR’s Hagerstown, Maryland and Weston, West Virginia facilities are used in the Rail Services segment. The other facilities are used in the Industrial Services segment of MISCOR’s business. MISCOR maintains its executive offices at MISCOR’s Massillon, Ohio facility.

MISCOR believes that its existing facilities are adequate to meet current requirements and that suitable additional or substitute space would be available on commercially reasonable terms as needed to accommodate any expansion of its operations.

MISCOR leases its Hammond, Indiana, and Boardman, Ohio facilities from companies controlled by its Chairman under agreements expiring in August 2015. Renewal options are available for each property. MISCOR leases the Hagerstown, Maryland facility from a partnership, one partner of which is vice president of HKEC, under an agreement expiring in July 2016. MISCOR leases the Massillon, Ohio facility from a partnership, one partner of which is a former officer of MIS, under an agreement expiring in November 2017. MISCOR leases its Merrillville, Indiana, Huntington, West Virginia, and Visalia, California facilities from unrelated parties under agreements expiring before November 2016. Total rent expense for all facility leases was approximately $1.388 million and $1.226 million for the years ended December 31, 2012 and 2011, respectively, including $0.968 million and $1.020 million, respectively to related parties.

MISCOR LEGAL PROCEEDINGS

MISCOR is periodically involved in ordinary routine litigation incidental to its business. In MISCOR’s opinion, there are no material pending legal proceedings the resolution of which is expected to have a material adverse effect on its consolidated results of operations, cash flows, or financial position.

MISCOR DIRECTORS AND EXECUTIVE OFFICERS

The names of MISCOR’s directors and executive officers and their ages, positions, and biographies as of December 31, 2012, are set forth below. MISCOR’s executive officers are appointed by, and serve at the discretion of, the MISCOR board of directors. There are no family relationships among any of MISCOR’s directors and executive officers. The MISCOR board of directors did not select any current director or executive officer pursuant to any arrangement or understanding between a current director and any other person. The business address and phone number for each of MISCOR’s officers and directors is 800 Nave Road, SE, Massillon, Ohio 44646 and (330) 830-3500, respectively.

William J. Schmuhl, Jr., 69, has been a director of MISCOR and a member of the Compensation Committee of the MISCOR board of directors since October 2005. Since August 2001, Mr. Schmuhl has been a member of the teaching faculty in the Mendoza College of Business at the University of Notre Dame. He also serves as Chairman of the Board of Directors of Heywood Williams USA, Inc., a manufacturer and distributor of products for the manufactured housing and recreational vehicle industries, where he has served since 1996. Mr. Schmuhl is also a director of JSJ Corporation, a manufacturer of automotive parts, furniture, and specialty products, and Rieth-Riley Construction Co., Inc., a paving contractor. Mr. Schmuhl chairs the audit committees of the boards of directors of JSJ Corporation and Rieth-Riley Construction Co., Inc. Mr. Schmuhl served as a director of Heywood Williams Group, PLC, a UK-based specialty distributor, until November 2009. He is an attorney and certified public accountant.

John A. Martell, 57, is the founder of MISCOR, has been Chairman of the MISCOR board of directors since April 2004, and was Chief Executive Officer and President from April 2004 until February 3, 2010. Mr. Martell is currently the President and owner of Martell Electric, LLC (“Martell Electric”). Mr. Martell was Chief Executive Officer of MISCOR’s subsidiary Magnetech Industrial Services, Inc. from November 2001 until February 3, 2010, and President of MISCOR’s subsidiary HK Engine Components, LLC from February 2005 until February 3, 2010. On February 3, 2010, MISCOR sold its Construction and Engineering Services business, consisting of Ideal Consolidated, Inc., of which Mr. Martell had been President since October 2008, and Martell Electric, of which Mr. Martell had been President since December 2001, to Mr. Martell and his wife. Mr. Martell is registered as a Professional Engineer in Indiana and Michigan.

Michael D. Topa, 56, joined MISCOR in May 2009 as MISCOR’s treasury consultant and was MISCOR’s interim Chief Financial Officer from June 2009 until his resignation effective December 31, 2010. Mr. Topa was appointed to serve as a member of the MISCOR board of directors on January 21, 2010. Currently, Mr. Topa is CFO of Towne Air Freight, Inc., a leading asset-light provider of premium air cargo ground transportation services and logistics management solutions, headquartered in South Bend, Indiana.

Michael P. Moore, 56, joined MISCOR on June 14, 2010, and serves as President and Chief Executive Officer of MISCOR Group Ltd., Magnetech Industrial Services, and HK Engine Components and was appointed to the MISCOR board of directors in 2011. He formerly served as president of Emerald Performance Materials, a Lubrizol divestiture and leading supplier of niche chemicals to the automotive, food, textile, and other industrial and consumer markets with annual revenues of approximately $400 million. Mr. Moore has extensive experience in manufacturing services, operations, and business having held a variety of senior positions in Lubrizol, Noveon, and BF Goodrich.

Marc Valentin, CPA, CGMA, 45, joined MISCOR in October of 2010 as Corporate Controller and was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011. Prior to joining MISCOR, from 2007 to 2010, Mr. Valentin served as the Vice President of Finance for Maverick Corporate Management, LLC, a Smithville, Ohio fabricator of steel products for agriculture, energy, and food processing. From 2004 to 2007, he served as Senior Vice President and Chief Financial Officer of National Bancshares Corporation/First National Bank of Orrville, Ohio, a community bank. From 1996 to 2004, Mr. Valentin served as Business Unit Controller of Bekaert Corporation/Contours, Ltd., an Orrville, Ohio manufacturer of cold-drawn and cold-rolled wire products. Mr. Valentin has served as a director on a number of not-for-profit boards in Medina and Wayne counties of Northeast Ohio, including Hospice of Wayne County, Ohio, the Orrville Chamber of Commerce, and Dunlap Memorial Hospital. Mr. Valentin is a certified public accountant licensed in the State of Ohio.

MISCOR MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California.

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, MISCOR has since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

MISCOR’s objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, MICOR intends to structure itself in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market. As of July 24, 2013, the latest practicable date prior to the record date, there were 65 holders of record of MISCOR common stock. For additional information on the business of MISCOR, please refer to “Business of MISCOR” of this joint proxy statement/prospectus.

Recent Developments

In December 2012, MISCOR entered into a new credit agreement (the “PNC Credit Agreement”) with PNC Bank, National Association (“PNC Bank”) which established a $6.5 million line of credit note (the “Line of Credit”) and a $2.5 million term note (the “Term Note,” and, together with the Line of Credit, the “PNC Credit Facility”). The PNC Credit Facility replaced MISCOR’s previous credit facility with Wells Fargo (the “Wells Fargo Credit Facility”). Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility and to pay off MISCOR’s outstanding subordinated debt. MISCOR believe that the more favorable terms under the PNC Credit Facility compared to those in the Wells Fargo Credit Facility primarily reflect its improved financial and operating results and MISCOR’s enhanced liquidity, as well as more favorable conditions in the credit markets. The PNC Credit Facility allows MISCOR to significantly reduce its borrowing rates compared to the rates under the Wells Fargo Credit Facility and its subordinated debt, as well as its banking fees. The PNC Credit Agreement contains certain financial and other covenants. In the event MISCOR is unable to achieve the results required in its covenants, MISCOR may have future debt covenant violations and the lender could claim a default and demand repayment. If PNC Bank demands immediate repayment of the outstanding borrowings under the PNC Credit Facility, MISCOR does not currently have means to repay or refinance the amounts that would be due. If demanded, and if MISCOR were unable to repay or refinance the amounts due under the PNC Credit Facility, PNC Bank could exercise its contractual remedies, including foreclosing on substantially all of MISCOR’s assets, which MISCOR pledges as collateral to secure its obligations under the PNC Credit Facility.

During 2012, MISCOR continued to focus its efforts to maintain the generation of positive operating cash flow, pay off its subordinated debt and extend or refinance the Wells Fargo Credit Facility. MISCOR continues its efforts to enhance its future cash flows and to improve profitability. These improvements include efforts to collect accounts receivable at a faster rate, decrease inventory levels, improve operating margins, and negotiate extended terms with its vendors.

Financing Matters

On December 24, 2012, MISCOR executed the PNC Credit Agreement with PNC Bank, which established the Line of Credit and the Term Note. Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility, and to pay off MISCOR’s outstanding subordinated debt. The PNC Credit Facility enabled MISCOR to reduce its borrowing rates for its long-term debt.

The Line of Credit allows for borrowings up to the lesser of (i) $6.5 million; and (ii) an amount equal to the sum of 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1.5 million. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of the ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”). From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from MISCOR’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 2.75%. Once the Funded Debt to EBITDA ratio is determined, the applicable LIBOR Margin and Unused Commitment Fee will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin	Unused Commitment Fee
Greater than or equal to 2.50:1.00	Default	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.25%	0.20%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	1.75%	0.20%
Less than 1.00:1.00	1.25%	0.20%

The expiration date of this Line of Credit is December 24, 2014.

The Term Note provided as part of the PNC Credit Facility is for the amount of $2.5 million, together with interest accruing on the outstanding principal balance from December 24, 2012. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of MISCOR’s ratio of Funded Debt to EBITDA. From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from MISCOR’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 3.00%. Once the Funded Debt to EBITDA ratio is determined, the applicable LIBOR Margin will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin
Greater than or equal to 2.50:1.00	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.50%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	2.00%
Less than 1.00:1.00	1.50%

MISCOR is obligated to make equal monthly installments of approximately $42,000, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017.

Terms of the PNC Credit Facility require MISCOR to meet two financial covenants:

1.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter; and

2.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

In connection with establishing the PNC Credit Facility, MISCOR paid total closing fees of $8,000 and entered into a Security Agreement in favor of PNC Bank, which granted PNC Bank a security interest in all of MISCOR’s assets. Additionally, MISCOR’s subsidiaries Magnetech Industrial Services, Inc. (“MIS”) and HKEC each entered into both a Security Agreement (also granting PNC Bank a security interest in all their assets, including certain equipment and fixtures) and a Guaranty Agreement in favor of PNC Bank.

Initial borrowings under the Line of Credit and Term Note were used to pay off all borrowings under the Wells Fargo Credit Facility and all subordinated debt of MISCOR owed to John A. Martell, BDeWees, Inc., and XGen III, Ltd. Accordingly, on December 24, 2012, MISCOR made payments to BDeWees Inc., XGen III Ltd., and John A. Martell in the amounts of $0.763 million, $0.763 million, and $0.653 million, respectively.

Before MISCOR established the PNC Credit Facility, MISCOR’s primary lender was Wells Fargo under the Wells Fargo Credit Facility. Over the course of 2010, 2011, and 2012, MISCOR entered into a series of amendments to the Credit and Security Agreement with Wells Fargo, as well as several letter agreements with Wells Fargo. These amendments and letter agreements extended the duration of the Wells Fargo Credit Facility and allowed MISCOR to pursue certain business initiatives and manage its relationships with its subordinated creditors without breaching its agreement with Wells Fargo. Additionally, Wells Fargo agreed to adjust or waive certain covenants and restrictions. For these accommodations, MISCOR paid Wells Fargo total fees of $0.100 million in 2010 and $50,000 in 2011.

Prior Financing Transactions Involving Tontine

For a description of certain financing transactions that MISCOR has entered into with Tontine, please see “Special Factors—Relationship with Tontine—Relationship between MISCOR and Tontine” beginning on page 97.

Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by $3.815 million, or 8.3%, to $49.702 million in 2012 from $45.887 million in 2011. This increase is comprised of a $2.661 million, or 8.7%, decrease in service revenues and a $6.476 million, or 42.5%, increase in product sales. Industrial Services revenues decreased by $1.675 million, or 5.0%, while revenues for Rail Services increased $5.490 million, or 45.6%. The decrease in the service revenues represents lower demand for these services in the market place, specifically field service. The increase in product sales is primarily related to demand for engine components produced by MISCOR’s HKEC unit.

Gross Profit. Total gross profit in 2012 was $11.870 million, or 23.9%, of total revenues compared to $9.444 million, or 20.6%, of total revenues in 2011. This represents an increase of $2.426 million, or 25.7%. This increase is comprised of a $2.039 million, or 35.4%, decrease in gross profit related to service revenues and $4.465 million, or 121.4%, increase in gross profit related to product sales. Industrial Services gross profit decreased by $142,000, or 2.1%, while gross profit for Rail Services increased $2.568 million, or 94.3%. Gross profit declined proportionally less than the revenue decline for both service revenues and Industrial Services, as MISCOR was able to improve its operational efficiencies and eliminate cost and redundant processes. However, gross profit associated with service revenues was negatively impacted by a number of large quoted jobs not achieving optimal efficiencies. Product sales gross profit increased due to price increases, volume increases, and MISCOR’s ability to eliminate costs and improve operational efficiencies.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, increased to $8.796 million in 2012 from $8.247 million in 2011. This represents an increase of $549,000, or 6.7%. Selling expenses were 5.8% of total revenues in 2012 and 5.5% of total revenues 2011. Overall, selling expenses increased $375,000, or 15%, to $2.877 million in 2012 from $2.502 million in 2011. This increase is primarily attributed to increasing the number of salesmen in Industrial Services and increased commission expense in Rail Services.

Selling expenses for Industrial Services were 6.9% of Industrial Services revenues in 2012 and 5.7% of Industrial Services revenues in 2011. Selling expenses for Rail Services were 3.3% of Rail Services revenues in 2012 and 4.4% of Rail Services revenues in 2011. General and administrative expenses increased $174,000, or 3.0%, to $5.919 million in 2012 from $5.745 million in 2011. The increase in general and administrative expenses is attributed to increased consulting expenses. General and administrative expenses were 11.9% and 12.5% of total revenues for 2012 and 2011, respectively. General and administrative expenses for Industrial Services were 13.8% of Industrial Service revenues for 2012 and 13.8% of Industrial Services revenues for 2011. General and administrative expenses for Rail Services were 8.3% of Rail Services revenues for 2012 and 8.4% of Rail Services revenues for 2011.

Income from Operations. Income from operations improved $1.877 million from $1.197 million in 2011 to $3.074 million in 2012. This improvement is directly attributable to increased gross profit as a result of increased product sales. Industrial Services generated loss from operations of $71,000 in 2012. This is a decline of $179,000, or 165.7%, from income from Industrial Services of $108,000 in 2011. Rail Services generated income from operations of $3.252 million in 2012, an improvement of $2.044 million, or 169.2%, from income from operations of $1.208 million in 2011.

Interest Expense and Other Expense (Income). Interest expense decreased by $232,000, or 23.9%, to $737,000 in 2012 from $969,000 in 2011. This reduction is the result of MISCOR’s reduced level of high cost subordinated debt and the benefits of the credit facility MISCOR renegotiated with Wells Fargo in 2011. Other expense increased $450,000 to $24,000 of expense in 2012 from $426,000 of income in 2011. The increase in other expense is predominantly attributed to the recovery in various legal matters and a $100,000 non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction during 2011.

Income Tax Benefit. Prior to December 31, 2012, the amount of objectively-measured negative evidence related to cumulative losses in the most recent three-year period outweighed the available positive evidence regarding the realization of MISOCR’s deferred tax assets. By the end of 2012, cumulative taxable losses were offset by recent operating performance, which included positive results for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of MISCOR’s debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost controls. The historical factors that drive the minimal cumulative loss have reduced significantly because of the significant reduction in finance costs through the refinancing, and MISCOR’s aligned cost structure results in the more likely than not realization of certain of the deferred future tax benefits. Hence, MISCOR recorded a $1.942 million income tax benefit in 2012 for the reversal of a portion of the valuation allowance previously established against the deferred tax assets, reflecting the portion of the deferred tax assets it reasonably estimates to be realized in 2013. Due to economic uncertainty beyond the immediate future, MISCOR has not reversed the valuation allowance in excess of $1.942 million.

Net Income. Net income was $4.176 million in 2012 as compared to $654,000 in 2011. This is an increase of $3.522 million, or 538.5%. The improvement is due to the increase in income from operations, as well as the income tax benefit associated with the partial reversal of valuation allowances previously established against deferred tax assets, as described above.

Earnings Before Interest Expense, Income Taxes, Depreciation, and Amortization (“EBITDA”)

Consolidated EBITDA increased by $1.071 million from $3.644 million for the year ended December 31, 2011 to $4.715 million for the year ended December 31, 2012. The increase in Consolidated EBITDA is primarily a result of increased profitability during the year ended December 31, 2012. See “Operating Results” above for details of the increase in profitability.

	Year Ended December 31,
	(Amounts in 000s)
	2012	2011
EBITDA
Net income	$4,176	$654
Reduction:
Income Taxes	(1,863)	—
Add back:
Interest Expense	737	969
Depreciation and amortization	1,665	2,021

EBITDA(1)	$4,715	$3,644

(1)	EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. MISCOR management believes EBITDA is useful in evaluating MISOCR’s operating performance compared to that of other companies in MISOCR’s industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. MISCOR management believes EBITDA is useful to investors to assist them in getting a more accurate picture of MISCOR’s results from operations.

However, EBITDA is not a recognized measurement under generally accepted accounting principles (“GAAP”) and when analyzing MISCOR’s operating performance, readers should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, MISCOR’s presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for MISCOR management’s discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in MISCOR’s debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and MISCOR’s ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Total revenues attributed to continuing operations increased by $5.105 million or 12.5% to $45.887 million in 2011 from $40.782 million in 2010. This increase is comprised of a $2.360 million or 8.3% increase in service revenues and a $2.745 million or 22.0% increase in product sales. Industrial Services revenues increased by $0.781 million or 2.4%, while revenues for the Rail Services increased $3.612 million or 42.9%. The increase in the service revenues represents a concerted effort to re-establish MISCOR in the market place, as well as a general economic recovery in the markets it serves, resulting in increases in volume and selling price. The increase in product sales is primarily related to demand for engine components produced by MISCOR’s HKEC unit.

Gross Profit. Total gross profit in 2011, attributed to continuing operations, was $9.444 million or 20.6% of total revenues compared to $6.947 million or 17.0% of total revenues in 2010. This represents an increase of $2.497 million or 36.1%. This increase is comprised of a $1.323 million or 29.8% increase in service revenues and $1.174 million or 47.3% in product sales. Industrial Services gross profit increased by $1.002 million or 17.5%, while gross profit for the Rail Services increased $1.620 million or 146.7%. In all cases, service revenue and product sales gross profit increased due to MISCOR’s ability to eliminate costs and improve operational efficiencies. Included as a reduction against gross profit in 2011 is a $0.183 million charge related to 2010 depreciation on HKEC. In 2010, HKEC was “held-for-sale” and accordingly no depreciation was taken. Based on MISCOR’s decision to not sell HKEC, MISCOR was required to record depreciation for 2010 during the year ended December 31, 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses excluding goodwill impairment in 2010, attributed to continuing operations decreased to $8.247 million in 2011 from $9.513 million in 2010. Selling expenses were 5% of total revenues in 2011 and 7% of total revenues 2010. Selling expenses for Industrial Services were 6% of Industrial Services revenues in 2011 and 7% of Industrial Services revenues in 2010. Selling expenses for Rail Services were 4% of Rail Services revenues and 6% of Rail Services revenues in 2010. General and administrative expenses decreased 13% to $5.744 million in 2011 from $6.591 million in 2010. This decrease in expenditures was accomplished through reduced staffing, reduced consulting fees, spending freezes, closure of MISCOR’s South Bend, Indiana, corporate office, and reduced bad debts. General and administrative expenses were 12% and 17% of total revenues for 2011 and 2010, respectively. General and administrative expenses for Industrial Services were 14% of Industrial Service revenues for 2011 and 15% of Industrial Services revenues for 2010. General and administrative expenses for Rail Services were 8% of Rail Services revenues in 2011 and 12% of Rail Service revenues in 2010.

Goodwill Impairment. During 2010, there was $7.831 million of goodwill impairment charges related to the Industrial Services segment. This charge represents the write down of goodwill in the amount of the excess of the previous carrying value of goodwill over the implied fair value of goodwill.

Income (Loss) from Operations. Income from operations improved $11.594 million from ($10.397 million) in 2010 to $1.197 million in 2011. This improvement is directly attributable to increased gross profit, reduced selling, general and administrative expenses, and the goodwill impairment charge during the year ended December 31, 2010. Industrial Services generated a loss from operations of $0.401 million in 2011. This is an improvement of $9.173 million from a loss from operations of $9.574 million in 2010. Rail Services generated income from operations of $1.264 million in 2011 or an improvement of $1.659 million from loss from operations of $0.395 million in 2010.

Interest Expense and Other Expense (Income). Interest expense increased in 2011 to $0.969 million from $0.902 million in 2010. Although MISCOR is carrying significantly less debt on its books and was able to renegotiate its credit facility with Wells Fargo, effectively reducing the interest rate by approximately 39%, the interest related to certain of MISCOR’s subordinated debt increased during November 2010, thus, MISCOR felt the full effects of this increase during 2011. For 2011, MISCOR reported other income of $0.426 million, compared to other expense of $0.178 million for 2010, as 2011 included the recovery in various legal matters and a $0.100 million non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction.

Income (Loss) from Continuing Operations. Net income was $0.654 million in 2011 and net loss was ($11.477 million) in 2010. The improvement is due to the increase in income from operations, as described above.

Provision for Income Taxes. MISCOR has experienced tax net operating losses in each year since it commenced operations. MISCOR is uncertain as to whether it will be able to utilize these tax losses before they expire. Accordingly, MISCOR has provided a valuation allowance for the income tax benefits associated with these net future tax benefits which primarily relates to cumulative net operating losses, until such time profitability is reasonably assured and it becomes more-likely-than-not that MISCOR will be able to utilize such tax benefits.

Loss from Discontinued Operations. For 2010, MISCOR’s CES segment and the AMP portion of its Rail Services segment have been classified as discontinued operations. Net loss from discontinued operations was $0 in 2011 versus a net loss of $0.412 million in 2010. During 2011, MISCOR did not have any discontinued operations. The loss in 2010 is due to the operating loss associated with these businesses, partially offset by realized gains of $0.314 million upon the sale of those businesses.

Net Income (Loss). Net income was $0.654 million in 2011 and net loss was ($11.889 million) in 2010. As indicated above, the improvement year over year is due to improved gross margins; reduced expenditures related to selling, general and administrative expenses; the goodwill impairment charge during 2010; and the elimination of losses related to divested businesses.

Three Months Ended March 31, 2013 Compared to Three Months Ended April 1, 2012

Revenues. Total revenues decreased by $1.037 million or 8.3% to $11.441 million for the three months ended March 31, 2013 from $12.478 million for the three months ended April 1, 2012. This decrease is comprised of a $0.88 million or 12.7% decrease in service revenues and a $0.155 million or 2.8% decrease in product sales. Industrial Services revenues decreased by $1.136 million or 13.8%, while revenues for the Rail Services segment increased $0.099 million or 2.3%. The decrease in the service revenues represents low demand in the market place, primarily due to customer “fiscal cliff” concerns during the first half of the three months ended March 31, 2013. The increase in product sales is primarily related to demand for engine components produced by MISCOR’s Rail Services unit.

Gross Profit. Total gross profit for the three months ended March 31, 2013 was $2.524 million or 22.1% of total revenues compared to $3.028 million or 24.3% of total revenues for the three months ended April 1, 2012. This represents a decrease of $0.504 million or 16.6%. The decrease is comprised of a decline in gross profits of $0.385 million or 38.0% in service revenues and a decrease in gross profits of $0.119 million or 5.9% in product sales. Industrial Services gross profit decreased by $0.470 million or 25.8%, while gross profit for the Rail Services decreased $0.034 million or 2.8%. The decline in gross profits associated with service revenues is due to a decline in sales volume for the three months ended March 31, 2013. Additionally, as a result of a “soft” market, MISCOR was required to reduce its selling price, and consequentially its gross profit, on various projects, in order to obtain the projects. Although product sales reflected a slight increase in sales, gross profit decreased due to mix of customer sales, as MISCOR experienced an increase in sales for lower gross profit customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses attributed to operations increased to $2.578 million for the three months ended March 31, 2013 from $2.014 million for the three months ended April 1, 2012. This is an increase of $0.564 million or 28.0%. Selling expenses were $0.725 million or 6.3% of total revenues for the three months ended March 31, 2013 and $0.726 million or 5.8% of total revenues for the three months ended April 1, 2012. While selling expenses remained constant for the three months ended March 31, 2013, when compared to the three months ended April 1, 2012, commissions declined as a result of the decline in sales. However these savings were offset by recruiting fees incurred to hire additional sales personnel. Selling expenses for Industrial Services were $0.545 million or 7.7% of Industrial Services revenue for the three months ended March 31, 2013 and $0.569 million or 6.9% of Industrial Services revenues for the three months ended April 1, 2012. Selling expenses for Rail Services were $0.157 million or 3.6% of Rail Services revenues for the three months ended March 31, 2013 and $0.148 million or 3.5% of Rail Services revenues for the three months ended April 1, 2012. General and administrative expenses increased $0.565 million or 43.9% to $1.853 million for the three months ended March 31, 2013 from $1.288 million for the three months ended April 1, 2012. This increase is due to professional fees incurred related to the preparation, processing and filing of MISCOR’s Form S-1 registration statement with the Securities and Exchange Commission, and professional fees incurred related to its pending merger with IES. General and administrative expenses were 16.2% and 10.3% of total revenues for three months ended March 31, 2013 and April 1, 2012, respectively. General and administrative expenses for Industrial Services were 15.7% of Industrial Service revenues for the three months ended March 31, 2013 and 11.8% of Industrial Services revenues for the three months ended April 1, 2012. General and administrative expenses for Rail Services were 8.5% of Rail Services revenues for the three months ended March 31, 2013 and 7.5% of Rail Service revenues for the three months ended April 1, 2012.

Income (Loss) from Operations. Income from operations declined $1.068 million from $1.014 million for the three months ended April 1, 2012 to a loss of $0.054 million for the three months ended March 31, 2013. The decline is directly attributable to decreased sales and gross profit and increased general and administrative expenses, as explained above, for the three months ended March 31, 2013. Industrial Services generated a loss from operations of $0.323 million for the three months ended March 31, 2013. This is a decline of $0.567 million from income from operations of $0.244 million for the three months ended April 1, 2012. Rail Services generated income from operations of $0.647 million for the three months ended March 31, 2013 or a decline of $0.093 million from income from operations of $0.740 million for the three months ended April 1, 2012.

Interest Expense and Other Expense (Income). Interest expense decreased for the three months ended March 31, 2013 to $0.071 million from $0.193 million for the three months April 1, 2012. This reduction is the result of MISCOR entering into a new credit facility with PNC in December 2012 and no longer maintaining any high-cost subordinated debt. Other Income decreased $0.003 million to $0.006 million for the three months ended March 31, 2013 from $0.009 million of income for the three months ended April 1, 2012.

Provision for Income Taxes. Prior to the fourth quarter of fiscal 2012, the amount of objectively-measured negative evidence related to cumulative losses in the most recent three-year period outweighed the available positive evidence regarding the realization of MISCOR’s deferred tax assets. By the end of 2012, cumulative taxable losses were offset by recent operating performance, which included positive results for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of MISCOR’s debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost controls. The historical factors that drive the minimal cumulative loss have reduced significantly because of the significant reduction in finance costs through the refinancing, and MISCOR’s aligned cost structure results in the more likely than not realization of certain of the deferred future tax benefits. Hence, MISCOR recorded a $1.942 million income tax benefit in fourth quarter 2012 for the reversal of valuation allowances previously established against the deferred tax assets. Due to economic uncertainty beyond the immediate future, MISCOR has reversed $1.942 million of the valuation allowance, which it reasonably estimates to be realized in 2013. At March 31, 2013, MISCOR believed that the income tax benefit recognized in 2012 was appropriate.

Net Income (Loss). Net loss was $0.124 million for the three months ended March 31, 2013 compared to net income of $0.815 million for the three months ended April 1, 2012. This is a decrease of $0.939 million or 115.2%. As indicated above, the decline year over year is due to reduced level of sales, reduced gross margins, and increased expenditures related to general and administrative expenses.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA decreased by $1.084 million from $1.433 million for the three months ended April 1, 2012 to $0.349 million for the three months ended March 31, 2013. The primary decrease in EBITDA is a result of decreased profitability during the three months ended March 31, 2013 versus the three months ended April 1, 2012.

	Three months ended
	March 31, 2013	April 1, 2012
	(Amounts in 000s)
EBITDA—Consolidated
Net income (loss)	$(124)	$815
Add back:
Interest Expense	71	193
Depreciation and amortization	397	410
Income Taxes	5	15

EBITDA (1)	$349	$1,433

(1)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. MISCOR’s management believes EBITDA is useful in evaluating MISCOR’s operating performance compared to that of other companies in MISCOR’s industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. MISCOR believes EBITDA is useful to investors to assist them in getting a more accurate picture of MISCOR’s results from operations.

However, EBITDA is not a recognized measurement under GAAP and when analyzing MISCOR’s operating performance, readers should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, MISCOR’s presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for MISCOR’s management’s discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in MISCOR’s debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and MISCOR’s ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Liquidity and Capital Resources

Years Ended December 31, 2012 and 2011

Working capital increased by $636,000, or 23.1%, from $2.750 million at December 31, 2011 to $3.386 million at December 31, 2012. Affecting working capital was a $791,000 increase in accounts receivable. Although MISCOR’s collection efforts improved during 2012, accounts receivable increased due to higher customer sales during the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Accounts payable decreased by $715,000 due to decreased volume of inventory purchases. This decrease in inventory is a result of using inventory on hand, and a concerted effort to reduce the levels of inventory MISCOR carries. During the year ended December 31, 2012, MISCOR made payments of $3.982 million to subordinated debt holders.

There are no capital commitments as of December 31, 2012.

The 2012 operating income reflects increased gross profits due to improved selling prices, efficiencies, and various cost elimination measures. MISCOR is continually looking at measures to improve the production efficiencies of its services and products, as well as identifying more cost effective vendors and developing long-term relationships with vendors. Selling, general, and administrative costs increased, primarily attributed to an increase in the number of salesmen in the Industrial Services segment, increased commissions paid in Rail Services segment and various one-time consulting projects incurred during the current year.

MISCOR’s net income for the year ended December 31, 2012 of $4.176 million included $1.665 million of depreciation and amortization, as compared to its net income for the year ended December 31, 2011 of $0.654 million, which included $2.021 million of depreciation and amortization.

Net cash provided by operating activities was $2.051 million for the year ended December 31, 2012 compared to net cash provided by operating activities of $2.643 million in 2011. The decrease, year-over-year, in net cash provided by operating activities is primarily due to an increase in accounts receivable and a decrease in accounts payable.

During 2012, although, accounts receivable increased when comparing balances at December 31, 2012 to December 31, 2011, MISCOR was able to continue to reduce past due accounts receivable. MISCOR also reduced its accounts payable as it continued to pay its vendors within agreed upon terms, thus eliminating delays in receipt of necessary materials and parts, which MISCOR has experienced in the past. This improvement has allowed MISOCR to eliminate manufacturing inefficiencies and has allowed MISCOR to deliver services and products to customers on a timely basis.

During the years ended December 31, 2012 and 2011, net cash utilized by investing activities was $734,000 and $261,000, respectively. In 2012, net cash utilized consisted of $749,000 for capital expenditures, which included new equipment and leasehold improvements for the new leased facility in Huntington, West Virginia. In 2011, net cash utilized by investing activities included $279,000 for capital expenditures. Prior to the PNC Credit Facility, Wells Fargo specifically restricted MISCOR’s levels of capital spending. Under the PNC Credit Facility, there are no such specific restrictions.

During the year ended December 31, 2012, MISCOR utilized $1.317 million in financing activities, which primarily reflected $3.982 million of repayments to MISCOR’s subordinated debt holders. Additionally, MISCOR made $972,000 of repayments to Wells Fargo for the machinery and equipment term loan. Offsetting this was a new $2.500 million term loan with PNC Bank and net borrowings of $1.283 million under revolving lines of credit. During the year ended December 31, 2011, MISOCR utilized $2.382 million in financing activities, which primarily reflected $2.548 million of repayments to MISCOR’s subordinated debt holders.

As of December 31, 2012, MISCOR had $2.379 million of availability on its revolving credit facility with PNC Bank.

Years Ended December 31, 2011 and 2010

Working capital increased by $3.875 million or 344% from ($1.125 million) at December 31, 2010, to $2.750 million at December 31, 2011. Affecting working capital was a reduction in accounts receivable. MISCOR achieved this reduction, as it became more focused on collecting accounts receivable from its customers. Additionally contributing to its increase in working capital, was MISCOR’s ability to renegotiate and extend its subordinated debt agreements, pay down outstanding vendor invoices, and generate positive cash flows from operating activities. During the year ended December 31, 2011, MISCOR made payments of $1.671 million to subordinated debt holders.

The 2011 operating income reflects increased gross profits due to improved efficiencies and various cost elimination measures. MISCOR is continually looking at measures to improve the production efficiencies of its services and products, as well as identifying more cost effective vendors and developing long-term relationships with vendors. Selling, general and administrative costs declined at a significant rate due to staffing cuts, elimination of consultants, and the elimination of MISCOR’s South Bend, Indiana, corporate office.

MISCOR’s net income for the year ended December 31, 2011, of $0.654 million included $2.021 million of depreciation and amortization. During the year ended December 31, 2010, net loss included $7.831 million of goodwill write-off, $1.881 million of depreciation and amortization, $0.379 million note receivable write-off, and $0.314 million related to the gain on the disposal of discontinued operations.

Net cash provided by operating activities was $2.643 million for the year ended December 31, 2011, compared to net cash provided by operating activities of $0.347 million for the same period in 2010. This increase is primarily due to MISCOR generating income and collecting its receivables faster, offset by paying its vendors faster.

During 2011, MISCOR was able to continue to reduce past due, as well as its total accounts payable balance. Unlike previous years, with the ability to consistently pay vendors in a timely manner, MISCOR was able to obtain credit from many vendors which in the past were reluctant to provide credit. This helped eliminate delays in receipt of necessary materials and parts. This improvement has allowed MISCOR to eliminate manufacturing inefficiencies, and has allowed MISCOR the ability to deliver services and products to customers on a timely basis.

During the years ended December 31, 2011, and December 31, 2010, net cash (utilized) provided by investing activities was ($0.261 million) and $0.777 million, respectively. In 2011, net cash utilized consisted of $0.279 million for capital expenditures. In 2010, net cash provided consisted of $0.735 million realized from the divestiture of MISCOR’s CES segment, which was formerly comprised of Martell Electric and Ideal, and $0.176 million realized from the proceeds from asset sales. This was offset, partially, by capital expenditures of $0.134 million.

During the year ended December 31, 2011, MISCOR utilized $2.382 million in financing activities which primarily reflected repayment of short-term debt in the amount of $0.824 million and long-term debt of $2.548 million. The repayment of short-term and long-term debt includes $1.718 million of repayments to MISCOR’s subordinated debt holders. These repayments were offset by an increase in new borrowings in the amount of $1.072 million, through a new term loan with Wells Fargo. In 2010, MISCOR utilized $1.124 million in financing activities which primarily reflected repayment of long-term debt.

As of December 31, 2011, MISCOR had $2.439 million of outstanding borrowings and $2.100 million of availability under its revolving credit facility with Wells Fargo. Based upon current expectations, MISCOR believes MISCOR has adequate liquidity to meet its needs for the next twelve months.

As of December 31, 2011, MISCOR‘s total outstanding subordinated debt was $3.983 million.

Three Months Ended March 31, 2013 and April 1, 2012

At March 31, 2013, MISCOR had $3.342 million of working capital, a decline of $0.044 million as compared to December 31, 2012. The decrease in working capital is primarily due to reduced accounts receivable, and an increase in accounts payable, offset by an increase in inventory. The increase in accounts payable at March 31, 2013 is a direct result of increased purchasing activity during March 2013, to support second quarter sales efforts.

Net cash provided by operating activities was $1.085 million for the three months ended March 31, 2013 compared to $0.115 million for the three months ended April 1, 2012. This increase is primarily due to increased accounts payable and a reduction in accounts receivable, as a result of increased efforts to collect accounts receivable combined with lower sales volume.

For the three months ended March 31, 2013, net cash flows utilized by investing activities increased by $0.054 million to $0.188 million compared to $0.134 million for the three months ended April 1, 2012. The increase in capital spending is due to MISCOR’s need to put a new roof on its Weston, West Virginia facility.

Net cash provided (utilized) by financing activities decreased by $0.916 million to a utilization of $0.897 million as of March 31, 2013 as compared to cash provided of $0.019 million as of April 1, 2012. This decrease is directly attributed to paying off a $0.917 million capital lease, in February 2013, related to MISCOR’s Visalia, California facility.

During 2013, MISCOR will continue to focus its efforts to maintain the generation of positive operating cash flows and to increase the overall level of profitable sales. MISCOR continues to make significant investments to the Industrial Services sales team, adding more sales personnel and implementing a customer relationship management tool.

As of March 31, 2013, MISCOR did not have any material commitments for capital expenditures.

Off-Balance Sheet Transactions

As of March 31, 2013 and December 31, 2012 and 2011, MISCOR did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

MISCOR believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Principles of consolidation—The consolidated financial statements include the accounts of MISCOR and its wholly-owned subsidiaries, Magnetech Industrial Services, Inc. (“MIS”) and HKEC. All significant intercompany balances and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires MISCOR management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are required in accounting for inventory costing, asset valuations, costs to complete, and depreciation. Actual results could differ from those estimates.

Accounts receivable and allowance for doubtful accounts—MISCOR carries accounts receivable at sales value less an allowance for doubtful accounts. MISCOR periodically evaluates accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and the history of write-offs and collections. MISCOR evaluates items on an individual basis when determining accounts receivable write-offs. MISCOR’s policy is to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

Inventory—MISCOR values inventory at the lower of cost or market. Cost is determined by the first-in, first-out method. MISCOR periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices, and market conditions.

Other intangible assets—Other intangible assets consisting mainly of customer relationships and a technical library, were all determined to have a definite life and are amortized over the shorter of the estimated useful life or contractual life of the these assets, which range from 15 to 20 years. These intangible assets are being amortized under the straight-line method. Amortization expense for the other intangible assets was $419,000 and $430,000 for the years ended December 31, 2012 and 2011, respectively. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Long-lived assets—MISCOR performs reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Revenue recognition—Revenue consists primarily of sales and service of industrial magnets, electric motors, electrical power distribution systems, and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at MISCOR’s site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. However, for service sales in which the contract price exceeds $75,000 and takes longer than 13 weeks to complete, MISCOR utilizes the percentage of completion methodology for revenue recognition.

Warranty costs—MISCOR warrants workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and MISCOR management’s estimates of future costs. Warranty expense (recovery) was $171,000 and $(69,000) for the years ended December 31, 2012 and 2011, respectively.

Income taxes – MISCOR accounts for income taxes using the asset and liabilities method. MISCOR classifies interest and penalties, if any, associated with its uncertain tax positions as a component of income tax expense. There were no interest or penalties recorded for the years ended December 31, 2012 and 2011.

In recording deferred income tax assets, MISCOR considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those deferred income tax assets would be realizable. As of December 31, 2011, MISCOR had a full valuation allowance against its net deferred tax assets. MISCOR considers the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination. For the year ended December 31, 2012, MISCOR reversed $1.942 million of the valuation allowance, reflecting the portion of the deferred tax assets that it reasonably estimates to be realized in 2013. Due to economic uncertainty beyond the immediate future, MISCOR has not reversed the valuation allowance in excess of $1.942 million. MISCOR will continue to assess the valuation allowance against deferred income tax assets considering all available information obtained in future reporting periods. If MISCOR continues to achieve profitable operations in the future, it may reverse an additional portion of the valuation allowance in an amount at least sufficient to eliminate any tax provision in that period. The valuation allowance has no impact on MISOCR’s net operating loss (“NOL”) position for tax purposes, and if MISCOR generates taxable income in future periods prior to expiration of such NOLs, it will be able to use its NOLs to offset taxes due at that time.

MISCOR is subject to audits by various taxing authorities, and those audits may result in proposed assessments where the ultimate resolution results in MISCOR owing additional taxes. MISCOR is required to establish reserves when it believes there is uncertainty with respect to certain positions and it may not succeed in realizing the tax benefit. MISCOR believes that its tax return positions are appropriate and supportable under relevant tax law. MISCOR has evaluated its tax positions for items of uncertainty and have determined that its tax positions are highly certain. MISCOR believes the estimates and assumptions used to support its evaluation of tax benefit realization are reasonable. Accordingly, no adjustments have been made to the consolidated financial statements for the years ended December 31, 2012 and 2011.

Stock based compensation—MISCOR accounts for stock based compensation in accordance with Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period. In addition, ASC 718 requires unrecognized cost related to options vesting after the initial adoption to be recognized in the financial statements over the remaining requisite service period.

New Accounting Standards.

MISCOR does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position, or cash flow.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF MISCOR

Transactions and relationships that involve directors, officers, or other related persons and that constitute a conflict with MISCOR’s interests are prohibited. The MISCOR board of directors must approve any exceptions to this policy. Any transaction between MISCOR and a related person must be made or entered into on terms that are no less favorable to MISCOR than those that MISCOR can obtain from unaffiliated third parties. In addition, all material affiliated transactions and loans and any forgiveness of loans must be approved by a majority of those MISCOR directors who do not have an interest in the transactions and who had access, at MISCOR’s expense, to MISCOR’s legal counsel or to independent legal counsel.

In connection with related party transactions, the MISCOR board of directors or a committee of the MISCOR board of directors may engage independent consultants to provide opinions regarding fair market value or fairness of the transaction to MISCOR.

It is anticipated that Michael Moore and Marc Valentin, each of whom currently serves as an executive officer of MISCOR, will also serve as executive officers of Merger Sub, which we refer to as the “surviving corporation,” following completion of the merger. Neither Mr. Moore nor Mr. Valentin is party to any related person transaction with MISCOR.

MISCOR EXECUTIVE COMPENSATION

Executive Compensation

The following table presents information for compensation awarded to, earned by, or paid to the named executive officers for MISCOR’s fiscal years ended December 31, 2012 and 2011.

Summary Compensation Table for 2012 and 2011

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	Other Compensation ($)		Total ($)

Michael P. Moore President and Chief Executive Officer	2012	$185,156	$30	$1,113	$18,000	$9,783	[3]	$214,082
	2011	$180,000	—	—	—	$9,556	[3]	$189,556

Marc Valentin, CPA, CGMA Chief Accounting Officer	2012	$105,000	$30	$779	$10,000	—		$115,809
	2011	$105,000	—	—	—	—		$105,000

(1)	Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation - Stock Compensation (“FASB ASC Topic 718”). Because the stock and option awards are subject to vesting conditions, the values shown are based on the probable outcome of these conditions. MISCOR has made certain assumptions in determining the fair value of the stock and option awards. MISCOR discusses these assumptions under the captions 2005 Stock Option Plan and 2005 Restricted Stock Purchase Plan in Note I to MISCOR’s financial statements, which are included in MISCOR’s Annual Report on Form 10-K for this fiscal year ended December 31, 2012.
(2)	Represents awards made by the MISCOR board of directors to each individual, based on the individuals employment agreements.
(3)	Includes automobile allowance of $9,783 in 2012 and $9,556 in 2011.

Option Grants

On February 29, 2012, Mr. Moore received options to purchase 10,000 shares of MISCOR common stock granted under MISCOR’s 2005 Stock Option Plan. On February 29, 2012, Mr. Valentin received options to purchase 7,000 shares of MISCOR common stock granted under MISCOR’s 2005 Stock Option Plan.

There were no option grants awarded during 2011.

Restricted Stock Grants

On December 18, 2012, Messrs. Moore and Valentin each received rights to purchase 3,000 shares of restricted stock for $0.01 per share granted under MISCOR’s 2005 Restricted Stock Purchase Plan. Both Mr. Moore and Mr. Valentin exercised these rights on December 21, 2012.

There were no restricted stock grants awarded during 2011.

Equity Compensation Plans

2005 Stock Option Plan. MISCOR’ board of directors adopted the 2005 Stock Option Plan in August 2005, and it was later approved by MISCOR’s shareholders. The Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and non-statutory stock options to MISCOR’s executive employees who are materially responsible for the management and operation of MISCOR’s business and to MISCOR’s directors.

A total of 200,000 shares of common stock (post-Reverse Stock Split) are reserved for issuance under the Plan. This number is subject to adjustment as a result of a stock split, combination of shares, recapitalization, merger, or other transaction resulting in a change in MISCOR’s shares. If any option expires or is otherwise terminated, unexercised shares subject to the option become available for future option grants under the Plan. Dividends on shares purchased under the Plan are payable when, and if, declared by the MISCOR board of directors.

The Plan is administered by MISCOR’s board of directors or a committee of the board designated for that purpose. The grants described above were approved by MISCOR’s board of directors, which has since designated the Compensation Committee of the Board to act as administrator of the Plan. The administrator has the power to determine the persons eligible to participate in the Plan and the terms of each option, including the exercise price, the number of shares subject to the option, whether the option is an incentive stock option, or a non-statutory option, and the duration of the option.

The Plan provides that no option may have duration longer than five years and that an outstanding option may be deemed cancelled upon, or within certain prescribed periods after, termination of employment or removal as a director, as applicable, depending on the reason for such termination or removal. In addition, after a change in control of MISCOR, options granted under the Plan will be immediately exercisable in full, and any option holder employed as of the date of the change of control will have 30 days after such date to exercise his or her option. The Plan defines a change of control as any merger or consolidation of MISCOR the result of which is that holders of MISCOR voting capital stock hold less than 50% of the voting capital stock of the surviving entity, the sale, lease or, transfer of all or substantially all of MISCOR’s assets, or approval by MISCOR’s shareholders of a plan of liquidation or dissolution of MISCOR.

As of December 31, 2012, options to acquire a total of 220,000 shares have been granted to participants, of which 138,000 have been forfeited, leaving 118,000 shares available for future option grants under the Plan. During 2011, no options were granted under the Plan.

Restricted Stock Purchase Plan. MISCOR’s board of directors adopted the 2005 Restricted Stock Purchase Plan in August 2005, and it became effective as of September 30, 2005. The purpose of the Plan is to attract and retain directors, officers, and key employees of MISCOR and instill in them a personal financial interest in causing the equity of MISCOR to grow throughout their careers. MISCOR intends on accomplishing these goals by giving eligible directors, officers, and key employees the opportunity to purchase shares of MISCOR’s common stock under the Plan. MISCOR believes this provides participants in the plan with an increased incentive to work for the success of MISCOR and promotes MISCOR’s long term interests and those of the participants. The Compensation Committee of MISCOR’s Board administers the Plan.

The Board has reserved 100,000 shares of MISCOR common stock for issuance under the Plan. If the shares of MISCOR common stock are increased, decreased, or changed into or exchanged for a different number or kind of shares of stock or other securities of MISCOR or another corporation as a result of a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or otherwise, then the number of shares reserved under the Plan will be adjusted to reflect such action. If MISCOR repurchases shares issued under the Plan pursuant to restrictions imposed on the shares, the repurchased shares will become available for future issuance under the Plan.

The Plan will continue indefinitely, provided that the MISCOR board of directors may terminate the Plan at any time as it deems advisable. However, the Plan may not be terminated to affect any right or obligation created under the Plan prior to such termination, unless the affected person consents.

Those directors, officers, and key employees of MISCOR and of each of MISCOR’s subsidiaries who are designated by the Compensation Committee for participation in the Plan are eligible to be issued shares of restricted stock under the Plan. If a participant’s employment is terminated within three years after the shares are purchased for any reason other than death or disability, the participant must sell the restricted shares back to the company for the original price, which may be zero. If a participant’s employment is terminated during the three-year restriction period as a result of death or disability or after the expiration of the restriction period for any reason, the participant must sell the restricted shares back to MISCOR at their fair market value (which generally will be equal to an average of the closing bid and asked prices of MISCOR’s common stock as quoted on the OTCQB for the five days immediately preceding the date of termination of employment). In the event of a sale of MISCOR or MISCOR’s liquidation, the foregoing restrictions will lapse. Any other transfer or attempted transfer of a participant’s shares except as described above will be null and void. The Plan defines a sale of MISCOR as the sale of all of MISCOR’s capital stock (whether by direct sale or through a merger, share exchange, or other business combination) or the sale of substantially all of MISCOR’s assets.

As of December 31, 2012, 58,700 shares of restricted stock were granted to participants under the Plan, of which 30,700 were forfeited and 6,000 shares were repurchased, leaving 78,000 shares available for future offers and issuance under the Plan. During 2011, no shares of restricted stock were granted to participants under the Plan. During 2011 no shares of restricted stock were granted under the Plan.

Outstanding Equity Awards at Fiscal Year End 2012

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable [1]	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#) [2]		Market Value of Shares or Units of Stock That Have Not Vested ($) [5]

Michael P. Moore	25,000	60,000	$0.35	6/18/15	[6]	13,000	[3]	$13,390
Marc Valentin, CPA, CGMA	—	7,000	$0.35	2/28/16		3,000	[4]	$3,090

(1)	Represents options awarded under the 2005 Stock Option Plan by the Compensation Committee of the MISCOR board of directors. The options may be deemed cancelled upon, or within certain prescribed periods after, termination of employment, depending on the reason for such termination. In the event of any change in control of MISCOR, options granted under the plan become immediately exercisable in full, and any option holder employed as of the date of the change of control will have 30 days after such date to exercise his or her option. The options are exercisable in 25% cumulative increments on and after the first four anniversaries of their grant date.
(2)	Under the 2005 Restricted Stock Purchase Plan, shares of restricted stock may be forfeited during the three-year period after purchase upon a termination of employment for any reason other than death or disability.
(3)	Represents 10,000 and 3,000 shares issued pursuant to an accepted offer to purchase such shares at a nominal price equal to $0.025 per share and $0.01 per share, respectively, under the 2005 Restricted Stock Purchase Plan. Dividends are payable on these shares when, and if, declared by the MISCOR board of directors. The transfer and forfeiture restrictions applicable to these shares lapse on the third anniversary of the date the restricted shares were initially purchased.

(4)	Represents shares issued pursuant to an accepted offer to purchase such shares at a nominal price equal to $0.01 per share under the 2005 Restricted Stock Purchase Plan. Dividends are payable on these shares when, and if, declared by the MISCOR board of directors. The transfer and forfeiture restrictions applicable to these shares lapse on the third anniversary of the date the restricted shares were initially purchased.
(5)	Based on the $1.03 closing price of MISCOR common stock on December 31, 2012.
(6)	In addition to the 50,000 options expiring on June 18, 2015, Mr. Moore also holds 10,000 options expiring February 28, 2016.

Employee Stock Purchase Plan

MISCOR’s board of directors adopted the Employee Stock Purchase Plan as of January 1, 2007, and it became effective on March 23, 2007. The Plan, which is tax qualified, was approved by MISCOR’s shareholders, and is administered by the Compensation Committee of MISCOR’s board of directors. The purpose of the Plan is to provide a benefit and retention incentive to eligible employees by providing them with the opportunity to purchase shares of MISCOR common stock at a discounted price. All of MISCOR and MISCOR subsidiaries’ employees are eligible to participate in the Plan, other than any employee who is employed for less than six months, works less than 20 hours per week, or is an officer who is also a “highly compensated employee” within the meaning of the Internal Revenue Code.

MISCOR’s board of directors reserved 640,000 shares of MISCOR common stock for issuance under the Plan, subject to adjustment if the number of outstanding shares of common stock changes due to any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, or similar transaction. MISCOR may issue up to 64,000 shares under the Plan during any calendar year. The Plan will terminate on December 31, 2016 or, if earlier, when participants have purchased all of the shares reserved for issuance under the Plan.

Eligible employees elect to participate in the Plan through regular payroll deductions, on an after-tax basis, of between 2% and 8% of total compensation. The annual maximum deduction per employee is $5,000. Each quarter, MISCOR offers shares to eligible employees under the Plan. At the end of each offering period, MISCOR uses all the contributions in the participating employees’ respective accounts to purchase common stock at a price equal to 90% of the fair market value of the stock on the first day of the offering period or last day of the offering period, whichever is less. After each offering period the purchased shares are issued to the respective participating employees, who have all the rights and privileges of a shareholder with respect to such shares.

MISCOR issued zero (0) shares of MISCOR common stock to participating employees for payroll deductions withheld during 2011 and 2012. While 558,867 shares remain available for issuance under the Plan, MISCOR suspended indefinitely the operation of, and employee participation in, the Plan on September 30, 2009.

401(k) Plan

In 2002, the MISCOR board of directors adopted the Magnetech 401(k) Plan for non-union employees, which is intended to be a tax-qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the Plan, eligible employees may elect to contribute up to 75% of their eligible compensation as salary deferral contributions to the Plan, subject to certain statutorily prescribed limits. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the Plan, provided that such eligible employees are anticipated to reach age 50 before the end of the applicable year and subject to certain statutorily prescribed limits.

The Plan also permits, but does not require, that MISCOR makes discretionary matching contributions. MISCOR made discretionary matching contributions to the Plan in 2008. Because the Plan is a tax-qualified plan, MISCOR can generally deduct contributions to the Plan when made, and such contributions are not taxable to participants until distributed from the Plan. Pursuant to the terms of the Plan, participants may direct the trustees to invest their accounts in selected investment options.

MISCOR also has adopted a 401(k) plan for union employees.

PROPOSALS BEING SUBMITTED TO A VOTE AT THE IES MEETING

Each share of IES common stock outstanding as of the record date for the IES Meeting of August 5, 2013, is entitled to one vote on each of the following proposals:

Proposal No. 1: APPROVAL OF THE ISSUANCE OF SHARES OF IES COMMON STOCK IN THE MERGER

At the IES Meeting, as previously described in this joint proxy statement/prospectus, IES stockholders will be asked to approve the issuance of shares of IES common stock to the shareholders of MISCOR Group, Ltd. in connection with the merger of MISCOR Group, Ltd with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES, as set forth in the Agreement and Plan of Merger, dated March 13, 2013, by and among IES, MISCOR Group, Ltd. and IES Subsidiary Holdings, Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus.

Vote Required

The affirmative vote of the holders of a majority of votes cast at the IES Meeting at which a majority of the outstanding shares of IES common stock are present in person or represented by proxy will be required for approval of IES Proposal No. 1. Abstentions and broker non-votes will not be counted either in favor of or against approval of IES Proposal No. 1.

Board Recommendation

The IES board of directors recommends that the IES stockholders vote FOR IES Proposal No. 1 to approve the issuance of shares of IES common stock in the merger. In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

Proposal No. 2: APPROVAL OF THE ADJOURNMENT OR POSTPONEMENT OF THE IES MEETING

IES is asking its stockholders to vote on a proposal to adjourn or postpone the IES Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn or postpone the IES Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of IES Proposal No. 2.

Board Recommendation

The IES board of directors recommends a vote FOR IES Proposal No. 2 to approve the adjournment or postponement of the IES Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment or postponement unless a stockholder gives other instructions on the proxy card.

PROPOSALS BEING SUBMITTED TO A VOTE AT THE MISCOR MEETING

Each share of MISCOR common stock outstanding as of the record date for the MISCOR Meeting of August 5, 2013, is entitled to one vote on each of the following proposals:

Proposal No. 1: ADOPTION OF THE MERGER AGREEMENT

At the MISCOR Meeting, as previously described in this joint proxy statement/prospectus, MISCOR shareholders will be asked to adopt the Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc., MISCOR Group, Ltd. and IES Subsidiary Holdings, Inc. a copy of which is attached as Annex A to the joint proxy statement/prospectus, pursuant to which MISCOR Group, Ltd. will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES.

Vote Required

A majority of the outstanding MISCOR common stock entitled to vote must be cast in favor of MISCOR Proposal No. 1 for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against the MISCOR Proposal No. 1.

Board Recommendation

The MISCOR board of directors unanimously recommends that the MISCOR shareholders vote FOR MISCOR Proposal No. 1 to adopt the merger agreement. In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

Proposal No. 2:

APPROVAL, BY NON-BINDING ADVISORY VOTE, OF MERGER-RELATED

NAMED EXECUTIVE OFFICER COMPENSATION

At the MISCOR Meeting, as previously described in this joint proxy statement/prospectus, MISCOR shareholders will be asked to approve on an advisory (non-binding) basis the “golden parachute” compensation to be paid to MISCOR’s executive officers in connection with the merger (which is referred to as the “merger-related named executive officer compensation” proposal).

The following sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of MISCOR that is based on or otherwise relates to the merger and related transactions. This compensation is referred to as “golden parachute” compensation by the applicable Securities and Exchange Commission rules, and in this section such term is used to describe the merger-related named executive compensation payable. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of MISCOR’s shareholders, as described in this section below.

Golden Parachute Compensation

Under Michael Moore’s employment agreement, in the event of a “Change of Control” (as defined therein), MISCOR is not required to compensate Mr. Moore. Accordingly, the merger does not trigger any compensation or benefits for Mr. Moore under his employment agreement with MISCOR. Mr. Valentin does not have an employment agreement with MISCOR. Thus, none of the MISCOR named executive officers is expected to receive any severance payment or benefits in connection with the consummation of the merger. The only consideration that they are expected to receive relates to their shares of restricted stock or stock options, which are either already vested and owned or will vest as a result of the merger.

The following table sets forth the amount of payments and benefits in connection with the merger that each MISCOR named executive officer may receive based on, or otherwise related to, the merger, assuming the effective time of the merger was July 24, 2013 (the latest practicable date) and each named executive officer elected to receive fifty percent (50%) of his merger consideration as Cash Consideration and fifty percent (50%) as Stock Consideration (which is MISCOR’s best estimate based upon the expectation that each named executive officer will elect to receive an as of yet undetermined combination of Cash Consideration and Stock Consideration in the merger). Because of these assumptions, which may or may not occur, the actual amount of payments and benefits that a named executive officer may receive may differ materially from the amounts set forth in the table and footnotes below. For additional details regarding the terms of the amounts quantified below, see “Interests of Directors and Executive Officers of MISCOR in the Merger.”

Golden Parachute Compensation
Name	Cash ($)	Equity(1) ($)		Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
Michael P. Moore	—	$107,785	(2)	—	—	—	—	$107,785
Marc Valentin	—	$14,765	(3)	—	—	—	—	$14,765

(1)	At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount (the “Cash Consideration”), which amount shall not be less than $1.415, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date; and/or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the 60-day VWAP of IES common stock ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively. Under the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, for the purpose of calculating the merger consideration as of July 24, 2013: (1) Net Debt is equal to $6.614 million; (2) 11,684,987 shares of MISCOR common stock are outstanding; and (3) the IES Common Stock Value is $4.75. Accordingly, the Cash Consideration would have been approximately $1.48 per share of MISCOR common stock, and the Stock Consideration would have had a value of approximately $1.48 per share of MISCOR common stock. The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.
(2)	This amount includes Cash Consideration of approximately $9,597 and Stock Consideration with a value of approximately $9,597 resulting from the accelerated vesting of 13,000 shares of restricted stock under MISCOR’s Restricted Stock Purchase Plan as well as Cash Consideration of approximately $44,295 and Stock Consideration with a value of approximately $44,295 resulting from the accelerated vesting and exercise of options to purchase 60,000 shares of MISCOR common stock under MISCOR’s 2005 Stock Option Plan. The accelerated vesting of Mr. Moore’s restricted stock and stock option awards are single-trigger benefits tied to the consummation of the merger.
(3)	This amount includes Cash Consideration of approximately $2,215 and Stock Consideration with a value of approximately $2,215 resulting from the accelerated vesting of 3,000 shares of restricted stock under MISCOR’s Restricted Stock Purchase Plan as well as Cash Consideration of approximately $5,168 and Stock Consideration with a value of approximately $5,168 resulting from the accelerated vesting and exercise of options to purchase 7,000 shares of MISCOR common stock under MISCOR’s 2005 Stock Option Plan. The accelerated vesting of Mr. Valentin’s restricted stock and stock option awards are single-trigger benefits tied to the consummation of the merger.

For additional information about agreements and understandings of MISCOR and its named executed officers concerning compensation that is based on or otherwise relates to the merger and related transactions, and the aggregate total of all such compensation that may become payable to or on behalf of such executive officers, see “Special Factors—Interests of MISCOR Directors and Executive Officers in the Merger” beginning on page 92.

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that MISCOR seek a non-binding advisory vote from its shareholders to approve certain “golden parachute” compensation that its named executive officers will or may receive from MISCOR in connection with the merger and related transactions. The proposal gives MISCOR shareholders the opportunity to express their views on the compensation that may become payable to or on behalf of MISCOR’s named executive officers in connection with the merger agreement. Accordingly, MISCOR is asking its shareholders to approve, by non-binding advisory vote, the payments to its named executive officers as described in this section.

The advisory vote on the merger-related payments proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve the merger-related named executive compensation proposal and vice versa. Because the vote on the merger-related named executive compensations proposal is advisory only, it will not be binding on either MISCOR or IES. Accordingly, if the merger agreement is adopted and the merger and related transactions are completed, the merger-related named executive compensation that is contractually required to be paid by MISCOR to its named executive officers may become payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding advisory vote of MISCOR shareholders.

Vote Required

A majority of the votes cast at the MISCOR Meeting by MISCOR shareholders entitled to vote thereon must be cast in favor of MISCOR Proposal No. 2 for it to be approved. Because the vote on Proposal No. 2 is advisory, it will not be binding on MISCOR, and failure to receive the vote required for approval will not in itself change MISCOR’s obligations to make the merger-related named executive compensation. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 2.

Board Recommendation

The MISCOR board of directors unanimously recommends that the MISCOR shareholders vote FOR MISCOR Proposal No. 2 to approve on a non-binding advisory basis the merger-related named executive officer compensation that may be payable to MISCOR’s executive officers in connection with the merger.

Proposal No. 3: APPROVAL OF THE ADJOURNMENT OR POSTPONEMENT OF THE MISCOR MEETING

MISCOR is asking its shareholders to vote on a proposal to adjourn or postpone the MISCOR Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn or postpone the MISCOR Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of MISCOR Proposal No. 3.

Board Recommendation

The MISCOR board of directors unanimously recommends a vote FOR MISCOR Proposal No. 3 to approve the adjournment or postponement of the MISCOR Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment or postponement unless a shareholder gives other instructions on the proxy card.

MERGER FEES AND EXPENSES

Set forth below are the estimated fees and expenses incurred or expected to be incurred by IES, MISCOR and Merger Sub in connection with the merger. With the exception of the filing fees, the amounts set forth below are estimates.

Financial Advisor Fees and Expenses	$536,500
Legal Fees	884,000
Accounting Fees	377,000
Solicitation, Printing and Mailing Costs	250,000
Filing Fees	2,281
Exchange Agent Fees	16,000
Miscellaneous	20,000

Total	$2,085,781

LEGAL MATTERS

The validity of the shares of IES common stock to be issued in the merger will be passed upon for IES by Andrews Kurth LLP, Houston, Texas. Certain tax matters will be passed upon for IES by Andrews Kurth, LLP, Houston, Texas. Certain tax matters will be passed upon for MISCOR by Ulmer & Berne LLP.

EXPERTS

The consolidated financial statements of IES at September 30, 2012 and 2011, and for each of the three years in the period ended September 30, 2012, included in this joint proxy statement/prospectus, which is referred to and made a part of this registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of MISCOR Group, Ltd. and its subsidiaries as of December 31, 2012 and 2011 and for the years then ended included in this joint proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

IES and MISCOR each file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC. IES and MISCOR shareholders may read and copy these reports, statements or other information filed by either IES or MISCOR at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of IES and MISCOR are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. IES stockholders and MISCOR shareholders also may obtain certain of these documents at IES’ website, www.ies-corporate.com and at MISCOR’s website, www.miscor.com. Information contained on the IES and MISCOR websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

IES has filed a registration statement on Form S-4 to register with the SEC the shares of IES common stock to be issued to MISCOR shareholders in the merger. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of IES, as well as a proxy statement of IES and MISCOR for their respective meetings. As allowed by SEC rules, this joint proxy statement/prospectus, which is part of the registration statement, does not contain all the information IES and MISCOR shareholders can find in the registration statement or the exhibits to the registration statement. For further information about IES or MISCOR, please refer to the registration statement including the exhibits.

IES and MISCOR incorporate by reference the following Annexes attached to this joint proxy statement/prospectus:

•	the merger agreement attached as Annex A;

•	the opinion of Stifel attached as Annex B;

•	the opinion of Western Reserve attached hereto as Annex C; and

•	Section 23-1-44 et seq. of the Indiana Business Corporation Law attached hereto as Annex D.

IES has supplied all information contained in this joint proxy statement/prospectus relating to IES and Merger Sub, and MISCOR has supplied all information contained in this joint proxy statement/prospectus relating to MISCOR. IES has represented to MISCOR, and MISCOR has represented to IES, that the information furnished by and concerning it is true and complete in all material respects.

IES stockholders and MISCOR shareholders can obtain any of the documents filed by IES and MISCOR with the SEC free of charge by requesting them in writing or by telephone from the appropriate company at:

Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 860-1500 http://www.ies-corporate.com	MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 Attention: Investor Relations Telephone number: (330) 830-3500 http://www.miscor.com

In order for IES stockholders and MISCOR shareholders to receive timely delivery of the documents in advance of the applicable special meeting, requests for documents should be received by IES or MISCOR, as applicable, no later than August 28, 2013.

IES and MISCOR have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

MISCOR SHAREHOLDER PROPOSALS

MISCOR’s annual meeting of shareholders is typically held in the spring of each year. If the merger is completed, MISCOR will not hold the 2013 annual meeting of shareholders. In MISCOR’s proxy statement for its 2012 annual meeting of shareholders, held on May 9, 2012, MISCOR disclosed that any MISCOR shareholder who desires to include a proposal in the proxy statement for the 2013 annual meeting was required to deliver it so that it was received by MISCOR no later than December 20, 2012, which is 120 calendar days prior to April 18, 2013, the expected date of the 2013 annual meeting.

In MISCOR’s proxy statement for its 2012 annual meeting of shareholders, MISCOR also disclosed that any MISCOR shareholder who wishes to present a proposal at the 2013 annual meeting of shareholders or to nominate one or more persons for the election as directors and the proposal is not intended to be included in the related proxy statement and form of proxy, the shareholder must submit the proposal in writing at least 120 days before the meeting date in accordance with MISCOR’s by-laws. In general, MISCOR’s by-laws provide that notice should be sent to the attention of MISCOR’s Secretary at MISCOR’s executive offices. If MISCOR gives notice of or publicly discloses the meeting date less than 130 days before the meeting, a shareholder proposal or director nomination will be considered timely if we receive written notice of the proposal or director nomination no later than 10 days after we mailed notice of or publicly disclosed the meeting date.

Any proposal to conduct other business submitted for the proxy materials will be subject to the rules and regulations of the SEC concerning shareholder proposals. Pursuant to MISCOR’s by-laws and the rules and regulations of the SEC, the notice stating a desire to nominate any person for election as a director of MISCOR must contain the following items:

•	the shareholder’s name, record address, and beneficial ownership of shares of our common stock;

•	the name of each person to be nominated;

•	the name, age, business address, residential address, and principal occupation or employment of each nominee;

•	each nominee’s signed consent to serve as a director of MISCOR, if elected;

•	the number of shares of our common stock beneficially owned by each nominee;

•	a description of all arrangements and understandings between the shareholder and nominee pursuant to which the nomination is to be made; and

•	any other information concerning the nominee that would be required in a proxy statement soliciting proxies for the election of the nominee under the rules of the SEC.

The notice of a proposal to conduct other business must contain the shareholder’s name, record address, and beneficial ownership of shares of our common stock; a brief description of the proposal and the reasons for presenting the proposal at the meeting; and any material interest of the shareholder in the proposal.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the six months ended March 31, 2013 and for the year ended September 30, 2012 combines the historical consolidated statements of income of Integrated Electrical Services, Inc. (“IES”), MISCOR Group Ltd. (“MISCOR”) and Lonestar Renewable Technologies Corp (“Acro” or “Lonestar”), giving effect to the Transactions (as defined herein) as if they had occurred on October 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2013 combines the historical consolidated balance sheets of IES and MISCOR, giving effect to the Transactions (except the February 15, 2013 acquisition of certain Acro assets) as if they had occurred on March 31, 2013. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the:

•	Separate historical financial statements of IES for the year ended September 30, 2012, which are included herein;

•	Separate historical financial statements of MISCOR for the period ended September 30, 2012, which are not included herein;

•	Separate historical financial statements of IES for the period ended March 31, 2013, which are included herein;

•	Separate historical financial statements of MISCOR for the year ended December 31, 2012, which are included herein;

•	Separate historical financial statements of MISCOR for the period ended March 31, 2013, which are included herein; and

•	Separate historical financial statements of Acro for the year ended December 31, 2012 which are included herein.

IES’ fiscal year end is September 30, 2012, whereas MISCOR and Acro’s fiscal year end is December 31, 2012. In order to calculate the historical results for MISCOR and Acro in the unaudited pro forma condensed combined statement of income for the six months ended March 31, 2013, we have deducted the nine months ended September 30, 2012 from the twelve months ended December 31, 2012 and added this to the three months ended March 31, 2013. For the year ended September 30, 2012, we have added the nine months ended September 30, 2012 to the three months ended December 31, 2011.

The unaudited pro forma condensed combined statements of operations are presented on a standalone and combined basis.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the applicable regulations of the SEC. All material transactions between IES and Acro during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. There were no transactions between IES and MISCOR for elimination purposes. IES has been treated as the acquirer in the Transactions for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of IES, MISCOR and the Acro assets, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2013

(In thousands)

	IES	MISCOR	Pro Forma Adjustments (Note 5)		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,458	$—	$10,000	(e)	$12,497
			(10,961	)(Note 3)
Restricted cash	7,052	—	—		7,052
Accounts receivable:
Trade	72,745	6,223	—		78,968
Retainage	15,205	—	—		15,205
Inventories	12,109	5,902	—		18,011
Costs and estimated earnings in excess of billings on uncompleted contracts	6,647	—	—		6,647
Assets held for sale	1,110	—	—		1,110
Prepaid expenses and other current assets	4,257	1,157	—		5,414

Total current assets	132,583	13,282	(961)		144,904

LONG-TERM RECEIVABLE, net	213	—	—		213
PROPERTY AND EQUIPMENT, net	5,720	4,824	1,840	(d)	12,384
GOODWILL	8,574	—	6,528	(Note 4)	15,102
INTANGIBLE ASSETS, net	808	6,181	(2,081	)(c)	4,908
OTHER NON-CURRENT ASSETS, net	5,355	2,011	(149	)(Note 4)	7,317
			100	(e)

Total assets	$153,253	$26,298	$5,277		$184,828

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$4,163	$4,437	$(4,437	)(a)	$6,663
			2,500	(e)
Accounts payable and accrued expenses	66,667	5,503	660	(c)	73,737
			100	(e)
			807	(g)
Billings in excess of costs and estimated earnings on uncompleted contracts	20,220	—	—		20,220

Total current liabilities	91,050	9,940	(370)		100,620

LONG-TERM DEBT	2,292	1,895	7,500	(e)	9,792
			(1,895	)(a)
LONG-TERM DEFERRED TAX LIABILITY	285	—	2,273	(Note 4)	2,558
OTHER NON-CURRENT LIABILITIES	6,606	—	—		6,606

Total liabilities	100,233	11,835	7,508		119,576

STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—		—
Common stock	154	59,346	(59,346	)(a)	181
			27	(Note 3)
Treasury stock, at cost	(2,839)	(74)	74	(a)	(2,839)
Additional paid-in capital	162,590	—	13,012	(Note 3)	175,602
Accumulated other comprehensive income	27	—	—		27
Retained deficit	(106,912)	(44,809)	(807	)(g)	(107,719)
			44,809	(a)

Total stockholders’ equity	53,020	14,463	(2,231)		65,252

Total liabilities and stockholders’ equity	$153,253	$26,298	$5,277		$184,828

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

MISCOR Acquisition

For the six months ended March 31, 2013

(In thousands, except share and per share amounts)

	IES	MISCOR	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$249,259	$23,581	$—		$272,840
Cost of services	215,283	18,703	(552	)(d)	233,844
			410	(d)

Gross profit	33,976	4,878	142		38,996
Selling, general and administrative expenses	31,528	4,745	(253	)(c)	35,095
			130	(c)
			(69	)(d)
			44	(d)
			(1,030	)(g)
Gain on sale of assets	(40)	—	—		(40)

Income from operations	2,488	133	1,320		3,941

Interest and other (income) expense
Interest expense	1,055	252	(252	)(e)	1,319
			264	(e)
Interest income	(125)	—	—		(125)
Other (income) expense, net	1,696	6	—		1,702

Interest and other expense, net	2,626	258	12		2,896

(Loss) income from operations before income taxes	(138)	(125)	1,308		1,045
Provision (benefit) for income taxes	168	(1,858)	1,886	(f)	196

Net (loss) income from continuing operations	$(306)	$1,733	$(578)		$849

Earnings (loss) per share from continuing operations
Basic	$(0.02)				$0.05
Diluted	$(0.02)				$0.05
Shares used in the computation of earnings (loss) per share
Basic	14,855,313		2,745,158	(Note 3)	17,600,471
Diluted	14,855,313		2,745,158	(Note 3)	17,703,817 (h)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six months ended March 31, 2013

Acro Acquisition

(In thousands, except share and per share amounts)

	IES	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$249,259	$4,186	$(878	)(b)	$252,567
Cost of services	215,283	2,734	(878	)(b)	217,139

Gross profit	33,976	1,452	—		35,428
Selling, general and administrative expenses	31,528	2,885	62	(c)	34,192
			(283	)(g)
Gain on sale of assets	(40)	—	—		(40)

Income (loss) from operations	2,488	(1,433)	221		1,276

Interest and other (income) expense
Interest expense	1,055	696	(696	)(e)	1,055
Interest income	(125)	—	—		(125)
Other (income) expense, net	1,696	1,126	—		2,822

Interest and other expense, net	2,626	1,822	(696)		3,752

(Loss) income from operations before income taxes	(138)	(3,255)	917		(2,476)
Provision (benefit) for income taxes	168	—	(26	)(f)	142

Net (loss) income from continuing operations	$(306)	$(3,255)	$943		$(2,618)

Earnings (loss) per share from continuing operations
Basic	$(0.02)				$(0.18)
Diluted	$(0.02)				$(0.18)
Shares used in the computation of earnings (loss) per share
Basic	14,855,313				14,855,313
Diluted	14,855,313				14,855,313

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six months ended March 31, 2013

Combined

(In thousands, except share and per share amounts)

	IES	MISCOR	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$249,259	$25,581	$4,186	$(878	)(b)	$276,148
Cost of services	215,283	18,703	2,734	(878	)(b)	235,700
				(552	)(d)
				410	(d)

Gross profit	33,976	4,878	1,452	142		40,448
Selling, general and administrative expenses	31,528	4,745	2,885	(253	)(c)	37,759
				192	(c)
				(69	)(d)
				44	(d)
				(1,313	)(g)
Gain on sale of assets	(40)	—	—	—		(40)

Income (loss) from operations	2,488	133	(1,433)	1,541		2,727

Interest and other (income) expense
Interest expense	1,055	252	696	(948	)(e)	1,319
				264	(e)
Interest income	(125)	—	—	—		(125)
Other (income) expense, net	1,696	6	1,126	—		2,828

Interest and other expense, net	2,626	258	1,822	(684)		4,022

(Loss) income from operations before income taxes	(138)	(125)	(3,255)	2,225		(1,293)
Provision (benefit) for income taxes	168	(1,858)	—	1,860	(f)	170

Net (loss) income from continuing operations	$(306)	$1,733	$(3,255)	$365		$(1,463)

Earnings (loss) per share from continuing operations
Basic	$(0.02)					$(0.08)
Diluted	$(0.02)					$(0.08)
Shares used in the computation of earnings (loss) per share
Basic	14,855,313			2,745,158	(Note3)	17,600,471
Diluted	14,855,313			2,745,158	(Note3)	17,600,471

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

MISCOR Acquisition

(In thousands, except share and per share amounts)

	IES	MISCOR	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$48,983	$—		$505,098
Cost of services	398,063	37,495	(1,449	)(d)	434,930
			821	(d)

Gross profit	58,052	11,488	628		70,168
Selling, general and administrative expenses	58,609	8,963	(422	)(c)	67,347
			260	(c)
			(150	)(d)
			87	(d)
Gain on sale of assets	(168)	—	—		(168)

Income (loss) from operations	(389)	2,525	853		2,989

Interest and other (income) expense
Interest expense	2,324	787	(787	)(e)	2,852
			528	(e)
Interest (income)	(34)	—	—		(34)
Other (income), net	(62)	(162)	—		(224)

Interest and other expense (income), net	2,228	625	(259)		2,594

Income (loss) from operations before income taxes	(2,617)	1,900	1,112		395
Provision (benefit) for income taxes	38	—	—	(f)	38

Net (loss) income from continuing operations	$(2,655)	$1,900	$1,112		$357

Earnings (loss) per share from continuing operations
Basic	$(0.18)				$0.02
Diluted	$(0.18)				$0.02
Shares used in the computation of earnings (loss) per share
Basic	14,625,776		2,745,158	(Note3)	17,370,934
Diluted	14,625,776		2,745,158	(Note3)	17,492,809 (h)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

Acro Acquisition

(In thousands, except share and per share amounts)

	IES	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$14,824	$(8,596	)(b)	$462,343
Cost of services	398,063	10,019	(8,596	)(b)	399,486

Gross profit	58,052	4,805	—		62,857
Selling, general and administrative expenses	58,609	8,462	147	(c)	67,218
Gain on sale of assets	(168)	1,297	—		1,129

Income (loss) from operations	(389)	(4,954)	(147)		(5,490)

Interest and other (income) expense
Interest expense	2,324	400	(400	)(e)	2,324
Interest (income)	(34)	(126)	—		(160)
Other (income), net	(62)	(524)	—		(586)

Interest and other expense (income), net	2,228	(250)	(400)		1,578

Income (loss) from operations before income taxes	(2,617)	(4,704)	253		(7,068)
Provision (benefit) for income taxes	38	1	—	(f)	39

Net (loss) income from continuing operations	$(2,655)	$(4,705)	$253		$(7,107)

Earnings (loss) per share from continuing operations
Basic	$(0.18)				$(0.49)
Diluted	$(0.18)				$(0.49)
Shares used in the computation of earnings (loss) per share
Basic	14,625,776				14,625,776
Diluted	14,625,776				14,625,776

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

Combined

(In thousands, except share and per share amounts)

	IES	MISCOR	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$48,983	$14,824	$ (8,596	)(b)	$511,326
Cost of services	398,063	37,495	10,019	(8,596	)(b)	436,353
				(1,449	)(d)
				821	(d)

Gross profit	58,052	11,488	4,805	628		74,973
Selling, general and administrative expenses	58,609	8,963	8,462	(422	)(c)	75,956
				407	(c)
				(150	)(d)
				87	(d)
Gain on sale of assets	(168)	—	1,297	—		1,129

Income (loss) from operations	(389)	2,525	(4,954)	706		(2,112)

Interest and other (income) expense
Interest expense	2,324	787	400	(1,187	)(e)	2,852
				528	(e)
Interest (income)	(34)	—	(126)	—		(160)
Other (income), net	(62)	(162)	(524)	—		(748)

Interest and other expense (income), net	2,228	625	(250)	(659)		1,944

Income (loss) from operations before income taxes	(2,617)	1,900	(4,704)	1,365		(4,056)
Provision (benefit) for income taxes	38	—	1	—	(f)	39

Net (loss) income from continuing operations	$(2,655)	$1,900	$(4,705)	$1,365		$(4,095)

Earnings (loss) per share from continuing operations
Basic	$(0.18)					$(0.24)
Diluted	$(0.18)					$(0.24)
Shares used in the computation of earnings (loss) per share
Basic	14,625,776			2,745,158	(Note3)	17,370,934
Diluted	14,625,776			2,745,158	(Note3)	17,370,934

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(All Dollar Amounts in Thousands Except Per Share Amounts)

Note 1: Description of Transactions

MISCOR

On March 13, 2013, IES and MISCOR entered into a definitive merger agreement pursuant to which, subject to the terms and conditions set forth in the agreement and discussed below, MISCOR will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as the “surviving corporation,” a wholly-owned subsidiary of IES. At the effective time of the merger, all outstanding MISCOR options, warrants and restricted stock will immediately vest into MISCOR common stock, and IES will issue, subject to the terms of the merger agreement, at the election of each MISCOR shareholder, shares of IES common stock or cash for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount (as described in Note 3 to these unaudited pro forma condensed combined financial statements). At the time of this filing, it is expected by IES management that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date, as defined below) will elect to receive shares of IES common stock in the merger and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive cash consideration. See Note 3 to these unaudited pro forma condensed combined financial statements for a discussion of the facts underlying this assumption.

Based on the assumptions described in Note 3 to these unaudited pro forma condensed combined financial statements, which assumptions will not be definitively determined until the fifteenth business day prior to the closing date of the merger (the “Merger Consideration Determination Date”), each MISCOR shareholder will have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.48 in cash or 0.311 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the sensitivity assumptions set forth herein. See Note 3 to these unaudited pro forma condensed combined financial statements for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Acro

On February 8, 2013, IES Renewable Energy, LLC (“IES Renewable”), an indirect wholly-owned subsidiary of IES, entered into an asset purchase agreement with a group of entities operating under the name of the Acro Group: Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp. (collectively, the “Acro Group”). Pursuant to the terms of the asset purchase agreement, IES agreed to acquire certain assets in connection with the Acro Group’s turn-key residential solar integration business (the “Acquired Assets”). The Acquired Assets include, but are not limited to, assets relating to the Acro Group’s solar installation sales and marketing platform and the backlog of contracts entered into by the Acro Group with residential solar customers, which provide for the payment of sales and marketing fees in connection with the sale, installation and third-party financing of residential solar equipment. The transaction closed on February 15, 2013 (the “Closing Date”).

Following consummation of the transaction, IES Residential, Inc. (“IES Residential”), a wholly-owned subsidiary of IES, began offering full-service residential solar integration services, including design, procurement, permitting, installation, financing services through third parties and warranty services for residential customers. IES Residential had previously provided solar installation subcontracting services to the Acro Group, and as of February 8, 2013, was owed $3,800 for subcontracting services provided up to that date (such balance, as of the day prior to the Closing Date, the “Accounts Receivable Balance”).

Total consideration received by the Acro Group for the Acquired Assets consists of (i) IES Residential’s release of the Accounts Receivable Balance, (ii) payment by IES Renewable to the Acro Group of a percentage of future gross revenue generated from the Acquired Assets in an amount not to exceed $2,000 over the 12-month period beginning the first full month following the Closing Date, subject to certain reductions as described in the asset purchase agreement, and (iii) $828 representing amounts paid by IES Residential, to the Acro Group to fund certain of its operating expenses between January 4, 2013 and the Closing Date.

On February 21, 2013, an affiliate of the Acro Group, Acro Energy Technologies, Inc. (the “Debtor”) filed a petition under Chapter 7 of the United States Code with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “bankruptcy case”). The Debtor was not party to the asset purchase agreement or otherwise involved in the Acro asset transaction. As such, the bankruptcy case is not anticipated to have an impact on the asset purchase agreement, the transactions contemplated thereunder or the Acquired Assets.

According to Note 5 to the Consolidated Financial Statements of Lonestar Renewable Technologies Corp. (referred to herein as “Acro” or “Lonestar”) for the years ended December 31, 2012 and 2011, on May 13, 2011, Lonestar granted collateral security on all of its assets and the assets of two of its subsidiaries to four individuals (the “Secured Parties”) who had advanced sums and other financial accommodations to Lonestar. Thereafter, on June 19, 2012, the Secured Parties assigned their collateral security rights to Residential Renewable Technologies, Inc. (“Residential”), and Lonestar assigned all of its assets to Residential, which agreed to lease the assets to Energy Efficiency Solar, Inc., a subsidiary of Lonestar, for a monthly lease payment of $1.00.

The financial statements of Lonestar for the year ending December 31, 2012 do not appear to reflect the transfer of assets to Residential. The assets and operations acquired by IES are fully included in the financial statements of Lonestar, thus precluding the necessity to include the financial statements of Residential. Residential is a party to the asset purchase agreement because it owned certain assets acquired by IES.

Both the MISCOR transaction and the Acro asset acquisition are significant and, as such, are presented separately in the unaudited pro forma condensed combined financial statements. The combination of the MISCOR transaction and the Acro asset acquisition is referred to as “the Transactions” in the notes to these unaudited pro forma condensed combined financial statements.

Note 2: Basis of Presentation

The Transactions are reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price for the MISCOR transaction as described in Note 3 will be measured at the closing date of the MISCOR transaction using the quoted market price of IES common stock at that time which may be different than the VWAP as defined and discussed further in Note 3. Therefore, this may result in a per-share equity value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. The assets and liabilities of MISCOR and Acro have been measured at fair value based on various preliminary estimates using assumptions that IES management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. There are limitations on the type of information that can be exchanged between MISCOR and IES at this time. Until the MISCOR acquisition is complete, IES will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the estimated purchase consideration over the estimated amounts of identifiable assets and liabilities of MISCOR and Acro as of the effective date of the acquisitions have been allocated to Goodwill. The purchase price allocation is subject to finalization of IES’ analysis of the fair value of the assets and liabilities of MISCOR and Acro as of the effective dates of the Transactions. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final valuations. Such adjustments could be material.

In accordance with the SEC’s rules and regulations, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions or the costs to integrate the operations of IES, MISCOR and Acro or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

IES is performing a detailed review of MISCOR’s accounting policies. As a result of this review, IES may identify differences between the accounting policies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made to the historical presentation of MISCOR and Acro to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Upon consummation of the MISCOR transaction, further review of MISCOR’s financial statements may result in additional revisions to MISCOR’s classifications to conform to IES’ presentation.

Note 3: Estimate of Consideration Expected to be Transferred

MISCOR

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of MISCOR. Pursuant to the merger agreement, the aggregate cash consideration to be paid in connection with the merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the per share cash consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. The Maximum Cash Amount will be equal to approximately 50% of the total consideration received by MISCOR shareholders in the merger.

One of the variables incorporated in the unaudited pro forma financial statements for the MISCOR transaction is the assumption of IES management that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive shares of IES common stock in the merger and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive cash consideration. This is IES management’s best estimate at this time, which is based, in part, on the expectation that Tontine will elect to receive stock consideration for 100% of its MISCOR common stock (or 49.9% of MISCOR’s outstanding common stock as of July 24, 2013) and John Martell will elect to receive stock consideration for between 18.3% and 54.8% of his MISCOR common stock (or between 4.2% and 12.7% of MISCOR’s outstanding common stock as of July 24, 2013).

Mr. Martell and representatives of Tontine have each engaged in non-binding discussions with representatives of MISCOR and IES regarding their intentions to elect to receive sufficient stock consideration in the merger to avoid triggering the Maximum Cash Amount and, thereby, limiting the cash consideration available to unaffiliated MISCOR shareholders in the merger.

Tontine has indicated that it intends to take stock consideration for 100% of its MISCOR common stock, subject to the exercise of fiduciary duties in the management of its funds and other factors. Similarly, Mr. Martell has indicated that he intends to exchange at least 500,000 shares and up to 1,500,000 shares of MISCOR common stock for IES common stock (or between 18.3% and 54.8% of his shares of MISCOR common stock as of July 24, 2013), depending on certain factors and considerations. Based on these non-binding indications, IES management anticipates (as described above) that, at a minimum, 54% of the MISCOR common stock outstanding as of July 24, 2013 will elect to receive stock consideration in the merger.

The table below shows the sensitivity of using the floor, which assumes a 50% split between cash consideration and stock consideration, and the ceiling, which assumes 100% stock consideration.

	Sensitivity Assumptions:
	50% Stock 50% Cash	75% Stock 25% Cash		100% Stock
Total estimate of consideration expected to be transferred(b)(e)	$24,000	$24,000		$24,000
Less: MISCOR debt balance at July 24, 2013(b)(g)	$6,614	$6,614	(f)	$6,614

Equals: Estimate of consideration after MISCOR debt balance	$17,386	$$17,386		$$17,386
Allocation to: Estimated cash consideration(b)	$8,693	$4,347	(f)	$—
Allocation to: IES common stock equity consideration(b)(e)	$8,693	$13,039	(h)	$17,386
Number of shares of MISCOR common stock (including shares of restricted stock) outstanding as of July 24, 2013	11,684,987	11,684,987		11,684,987
Plus: Number of MISCOR stock options outstanding as of July 24, 2013	82,000	82,000		82,000
Plus: Number of MISCOR warrants outstanding as of July 24, 2013	8,079	8,079		8,079

Equals: Total MISCOR equity units as of July 24, 2013(a)	11,775,066	11,775,066		11,775,066
MISCOR equity units electing to receive stock consideration(b)	5,887,533	8,831,300		11,775,066
Estimated cash consideration per share(i)	$1.48	$1.48		$1.48
IES common stock share price on July 24, 2013(b)(d)	$4.75	$4.75		$4.75
IES shares expected to be issued as stock consideration(b)	1,830,105	2,745,158		3,660,211
Estimated exchange ratio(b)(c)	0.311	0.311		0.311
Pro forma earnings per share for the year ended September 30, 2012—MISCOR only	$0.02	$0.02		$0.02
Pro forma earnings per share for the period ended March 31, 2013—MISCOR only	$0.05	$0.05		$0.05

(a)	Assumes for purposes of these unaudited pro forma condensed combined financial statements that the total number of MISCOR equity units outstanding as of July 24, 2013 is reflective of the total number of MISCOR equity units that will be outstanding as of the Merger Consideration Determination Date.
(b)	Actual amounts may vary from these estimates based on, among other factors, (i) the number of MISCOR equity units for which cash consideration is elected and the number of MISCOR equity units for which stock consideration is elected, (ii) the volume-weighted average of the sale prices per share of IES common stock for the 60 consecutive trading days ending on the Merger Consideration Determination Date (the “IES Common Stock Value”), (iii) if the IES Common Stock Value is greater than $6.036 per share or less than $4.024 per share (the “VWAP Collar”) on the Consideration Determination Date, (iv) the market price of IES common stock on the closing date, (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date, and (vi) the number of MISCOR stock options and warrants actually exercised. See sensitivity disclosures below.
(c)	Estimated exchange ratio equal to (x) the estimated cash consideration of $1.48 per share (see footnote (i) below), divided by (y) the closing price of IES common stock, as reported on the NASDAQ Global Market System on July 24, 2013 (see footnote (d) below).
(d)

Assumes for purposes of these unaudited pro forma condensed combined financial statements that the closing price of IES common stock, as reported on the NASDAQ Global Market System on July 24, 2013, of $4.75 per share may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date than the VWAP of IES common stock for the 60- day period ending on July 24, 2013 of $5.1616. Keeping all other factors unchanged, using the VWAP of IES common stock for the 60-day period ended on July 24, 2013, in lieu of the market price of IES’ common stock at July 24, 2013, in the calculation of estimated consideration set forth in the table above would result in a decrease in consideration of approximately $1,040, which would be recorded as a decrease to Goodwill in the unaudited pro forma condensed combined balance sheet.
(e)	The estimated consideration expected to be transferred related to the MISCOR acquisition reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the transaction is completed. The fair value of the shares of IES common stock to be issued as part of the consideration transferred is required to be measured on the closing date of the transaction at the then-current market price of IES common stock. This requirement will likely result in a per-share equity component different from what has been assumed in these unaudited pro forma condensed combined financial statements and that difference may be material.

A $1.00 increase in the closing price per share for IES common stock, as reported on the NASDAQ Global Market system on July 24, 2013 (see footnote (d) above) would not have a material impact on the overall consideration because a market price of $5.75 per share would be within the VWAP Collar. A $1.00 decrease in the closing price per share for IES common stock, as reported on the NASDAQ Global Market system on July 24, 2013 would be below the VWAP floor of $4.024. This would result in approximately $900 in lower overall consideration which would be recorded against Goodwill. The total consideration for the MISCOR acquisition may be higher or lower than $24,000 as a result of the fluctuations in the factors described in footnote (b) above, including, specifically, if the IES Common Stock Value is outside of the VWAP Collar. Given that this information is not yet available to IES, these unaudited pro forma condensed combined financial statements assume that total consideration will be $24,000.

(f)	Cash adjustment in unaudited pro forma condensed combined balance sheet is $10,961.
(g)	Assumes for purposes of these unaudited pro forma condensed combined financial statements that MISCOR’s total debt outstanding at July 24, 2013 of $6,614 may better reflect MISCOR’s anticipated Net Debt as of the Merger Consideration Determination Date than MISCOR’s Net Debt for the 30-day period ended as of July 24, 2013 of $5,994. Net Debt, as defined in the merger agreement, is a 30-day average of the sum of MISCOR’s funded debt and other debt, not including ordinary trade payables. Keeping all other factors unchanged, using MISCOR’s Net Debt for the 30-day period ended July 24, 2013, in lieu of MISCOR’s total debt outstanding as of July 24, 2013, in the calculation of estimated consideration set forth in the table above would result in an increase in consideration after the MISCOR debt balance of approximately $620, which would be recorded as an increase to Goodwill in the unaudited pro forma condensed combined balance sheet.
(h)	Allocation on the unaudited pro forma condensed combined balance sheet between Common Stock and APIC is $27 and $13,012, respectively, based on par value of $0.01.
(i)	Estimated cash consideration per share equal to (x) the difference between $24,000 and MISCOR’s debt balance as of July 24, 2013 (see footnote (g) above) divided by (y) the number of MISCOR equity units outstanding as of July 24, 2013 (see footnote (a) above).

Note 4: Preliminary Purchase Price Allocation

The following is a preliminary estimate of the assets acquired and liabilities assumed by IES in the MISCOR acquisition, reconciled to the estimate of consideration expected to be transferred:

MISCOR
Estimate of consideration expected to be transferred (see Note 3)	$24,000

Book value of net assets (liabilities) acquired at March 31, 2013	$14,463
Plus: Debt at March 31, 2013 repaid in connection with the transaction	6,332

Equals: Adjusted book value of net assets acquired	20,795

Fair value and deferred tax adjustments to (see Note 5):
Intangible assets(c)	(2,081)
Fixed assets(d)	1,840
Deferred tax assets(f)	(149)
Deferred tax liabilities(f)	(2,273)
Unfavorable leases(c)	(660)
Goodwill	6,528

Total fair value and deferred tax adjustments	3,205

Fair value of net assets acquired	$24,000

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

(a) Liabilities and Equity Not Acquired: Based on the terms of the MISCOR purchase agreement, MISCOR outstanding debt will be retired commensurate with the merger. The unaudited pro forma condensed combined financial statements have been adjusted to remove such debt as well as historical MISCOR equity at the respective historical carrying values.

(b) Intercompany Eliminations: Reflects the elimination of revenue and cost of services in connection with historical services provided by IES to Acro and related Acro cost for these services as if the entities were combined as of October 1, 2011 for the unaudited pro forma condensed combined statements of operations. There were no related transactions between IES and MISCOR for elimination purposes.

(c) Intangible Assets: The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. Some of the more significant assumptions inherent in the development of intangible asset values include: the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s life cycle, as well as other factors. However, for purposes of these unaudited pro forma condensed combined financial statements, using certain high-level assumptions, the fair value of the identifiable intangible assets, the related amortization expense and their weighted-average useful lives have been estimated as follows:

					Amortization Expense
	Carrying Value	Estimated Fair Value	Step Up (Down)	Weighted Average Estimated Useful Life	Year Ended September 31, 2012	Six Months Ended March 31, 2013
MISCOR
Trademarks	$—	$1,200	$1,200	Indefinite	$—	$—
Technical library	513	400	(113)	20 Years	20	10
Customer relationships	5,668	2,500	(3,168)	6.8 Years	369	184
Unfavorable leases	—	(660)	(660)	5.1 Years	(129)	(64)

Total MISCOR, net(2)	$6,181	$3,440	$(2,741)		$260	$130

					Amortization Expense
	Carrying Value	Estimated Fair Value	Step Up (Down)	Weighted Average Estimated Useful Life	Year Ended September 31, 2012		Period Ended February 14, 2013
Acro
Backlog	$—	$350	$350	5 Months	$—	(1)	$—	(1)
Covenant not-to-compete	—	140	140	3 Years	47		23	(3)
Developed technology	—	400	400	4 Years	100		50	(3)

Total Acro, net(2)	—	890	890		147		73

Total MISCOR and Acro, net	$6,181	$4,330	$(1,851)		$407		$203	(3)

(1)

Note that subsequent amortization of the new backlog intangible asset recorded at fair value is expected to be less than 12 months. As this does not have a continuing impact, the unaudited pro forma condensed combined statements of operations do not include this amortization expense.

(2)	MISCOR fair value adjustments, excluding unfavorable leases, is $(2,081).
(3)	Note that amortization expense of $11 was recorded subsequent to the acquisition of Acro. This amount was excluded from the as calculated pro forma interest expense for the period.

Historical MISCOR amortization of $253 and $422 for the six months ended March 31, 2013 and the year ended September 30, 2012, respectively, is derecognized in the unaudited pro forma statements of operations.

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once IES has full access to the specifics of MISCOR’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to IES only upon access to the additional information and/or changes in such factors that may occur prior to the effective time of the transaction.

(d) Fixed Assets: For purposes of these unaudited pro forma condensed combined financial statements, IES has estimated the fair values of MISCOR fixed assets set forth below. This estimate of fair value is preliminary and subject to change once IES has sufficient information as to the specific types, nature, age, condition and location of MISCOR fixed assets. The below table calculates the MISCOR step up adjustment and related depreciation expense recorded in the accompanying unaudited pro forma condensed combined financial statements:

					Depreciation Expense
	Carrying Value	Estimated Fair Value	Step Up (Down)	Remaining Useful Life (in years)	Year Ended September 31, 2012			Six Months Ended March 31, 2013
MISCOR
Land	$250	$250	$—	N/A	$	N/A		$	N/A
Buildings	1,319	1,550	231	20		78			39
Leasehold improvements	231	301	70	3		100			50
Machinery and equipment	1,937	2,778	841	7		397			198
Construction in process(1)	124	308	184	N/A		—	(1)		—	(1)
Vehicles	—	46	46	3		15			8
Office & computer equipment	963	1,431	468	4.5		318			159

Total MISCOR	$4,824	$6,664	$1,840			$908			$454
Allocated to cost of services						821			410
Allocated to SG&A						87			44

(1)	Carrying value expected to approximate fair value for construction in process and is not depreciated consistent with IES accounting policies.

Historical MISCOR depreciation of $621 ($552 cost of services and $69 selling, general and administrative) and $1,599 ($1,449 cost of services and $150 selling, general and administrative) for the six months ended March 31, 2013 and the year ended September 30, 2012, respectively, was derecognized in the unaudited pro forma condensed combined statements of operations.

(e) Debt and Interest: Based on the terms of the asset purchase agreement with Acro, none of the historical Acro debt was assumed by IES in the transaction. As such, there is an adjustment in the unaudited pro forma condensed combined statements of operations to remove the interest related to this debt as it will not have a continuing impact.

Based on the terms of the definitive merger agreement, the MISCOR debt will be assumed in the transaction by IES. Simultaneous with the closing of the MISCOR transaction, IES expects to refinance the assumed debt with a new $10,000 fixed rate term loan with Wells Fargo which is expected to bear interest at 5.03% per annum. Approximately $2,500 is due within the first year and $7,500 thereafter. Debt issue costs are estimated at $100, which are expected to be amortized over approximately 4 years. To reflect this refinancing and the related deal terms, there is an adjustment to remove the historical debt and related interest expense in the unaudited pro forma condensed combined financial statements. A summary of the pro forma adjustment to interest expense is as follows:

Year Ended September 30, 2012	MISCOR	Acro	Total
Annual interest expense on new term loan	$503	$—	$503
Annual amortization of debt issue costs	25	—	25

Total annual pro forma interest expense	528	—	528
Historical annual interest expense	787	400	1,187

Net pro forma adjustment to interest expense	$259	$400	$659

Six Months Ended March 31, 2013	MISCOR	Acro	Total
Pro forma interest expense on new term loan	$251	$—	$251
Annual amortization of debt issue costs	13	—	13

Total pro forma interest expense	264	—	264
Less: Historical interest expense	252	696	948

Net pro forma adjustment to interest expense	$12	$(696)	$(684)

(f) Deferred taxes:

In assessing the recovery of net operating loss carryforwards, IES considers whether it is more likely than not that some portion or all of net operating loss carryforwards will be realized. The realization of net operating loss carryforwards is dependent upon the generation of taxable income during the periods the net operating loss carryforwards may be utilized. In assessing the likelihood of future taxable income, considerably more weight is placed upon historical results and less weight on future projections when there is negative evidence such as cumulative pretax loss in recent years. IES believes the future benefits of the Transactions are not of sufficient weight to offset the historical cumulative pretax loss generated by IES. Accordingly, IES has provided a valuation allowance for the net operating loss carryforward resulting from the pretax loss for year ended September 30, 2012. The effect of the net operating loss carryfoward results in actual income tax expense from the pro forma adjustment differing from income tax expense computed by applying the statutory corporate tax rate. No income tax expense or benefit was recorded in the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2012 as a result of the pro forma adjustments.

For the six month period ended March 31, 2013, MISCOR recognized an income tax benefit of $1,942 related to reducing a valuation allowance for the utilization of future net operating loss carryforwards. IES believes on a combined basis it is not more likely than not that this is recoverable and has provided for $1,942 pro forma adjustment to reverse the income tax benefit of the valuation allowance adjustment. Additionally, IES recorded a $82 income tax benefit due to the effect of the pro forma adjustment resulting in a net pro forma income tax provision adjustment of $1,860. A net pro forma income tax provision of $1,886 is applicable to MISCOR and a net pro forma income tax benefit of $26 is applicable to Acro. The net operating loss carryfoward results in actual income tax expense form the pro forma adjustment differing from income tax expense computed by applying the statutory corporate tax rate.

MISCOR

A summary of MISCOR deferred tax assets and deferred tax liabilities is as follows (in thousands):

	Deferred Tax Assets		Valuation Allowance		Deferred Tax Liabilities	Total
Historical MISCOR balances as of March 31, 2013	$11,035		$(9,093)		$—	$1,942
Pro forma Adjustments:
To confirm MISCOR presentation to IES	837				(837)	—
Revaluation of trademarks					(480)	(480)
Revaluation of customer relationships and technical library	1,350					1,350
Recharacterization of goodwill as non-deductible	(1,949)					(1,949)
Revaluation of property and equipment					(692)	(692)
Unfavorable operating leases					(264)	(264)
Adjust Valuation Allowance			(387)			(387)

Total pro forma adjustments	238	(1)	(387	)(1)	(2,273)	(2,422)

Pro forma deferred taxed related to MISCOR	$11,273		$(9,480)		$(2,273)	$(480)

(1)	Net adjustment is $149 as shown in Note 4.

A valuation allowance of $9,480 is provided for the deferred tax assets. IES believes $1,793 of deferred tax assets will be offset by deferred tax liabilities. The remaining deferred tax liability of $480 is related to an indefinite lived intangible asset. For purposes of these unaudited pro forma condensed combined financial statements, deferred tax assets are provided at the 35% U.S. federal statutory income tax rate and 5% state blended income tax rate.

Acro

Since the Acro transaction was taxable, no deferred taxes were recorded as the tax bases and financial reporting bases are revalued in the same manner.

(g) Reflects an estimate of the future costs of $807 directly attributable to the Transactions, including advisory and legal fees that are recorded as an adjustment to the unaudited pro forma condensed combined balance sheet only. These amounts will be expensed as incurred in the future and are not reflected in the unaudited pro forma condensed combined statement of operations because they have not yet been incurred for accompanying periods presented and they will not have a continuing impact. We incurred expenses of $1,313 in the period ended March 31, 2013, which is the amount of direct, incremental costs for the MISCOR and Acro transactions recorded in these historical financial statements. Of these amounts incurred, $1,030 related to the MISCOR acquisition, while $283 related to the Acro asset acquisition. There were no such expenditures incurred in the year ended September 30, 2012. For pro forma purposes, these expenditures have been removed from the unaudited pro forma condensed combined statements of operations as they will not have a continuing impact.

(h) For the six months ended March 31, 2013 and the year ended September 30, 2012, for the MISCOR transaction, IES on a pro forma basis has income from continuing operations. Therefore, 14,958,659 and 14,747,651 shares are the diluted number of shares, respectively, before issuing 2,745,158 pro forma shares in connection with the transaction, which in total, equal 17,703,817 and 17,492,809 shares, respectively.

INTEGRATED ELECTRICAL SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Integrated Electrical Services, Inc.

We have audited the accompanying consolidated balance sheets of Integrated Electrical Services, Inc. and subsidiaries (“the Company”) as of September 30, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrated Electrical Services, Inc. and subsidiaries at September 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

December 14, 2012

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands, Except Share Information)

	Years Ended September 30,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,729	$35,577
Restricted cash	7,155	—
Accounts receivable:
Trade, net of allowance of $1,788 and $2,704, respectively	76,259	85,728
Retainage	17,004	17,944
Inventories	15,141	8,443
Costs and estimated earnings in excess of billings on uncompleted contracts	8,180	9,963
Assets held for sale	1,110	—
Prepaid expenses and other current assets	3,807	2,840

Total current assets	147,385	160,495

LONG-TERM RECEIVABLE, net of allowance of $0 and $59, respectively	259	200
PROPERTY AND EQUIPMENT, net	6,480	8,016
GOODWILL	4,446	4,446
OTHER NON-CURRENT ASSETS, net	6,143	7,087

Total assets	$164,713	$180,244

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$10,456	$209
Accounts payable and accrued expenses	68,673	78,980
Billings in excess of costs and estimated earnings on uncompleted contracts	25,255	19,585

Total current liabilities	104,384	98,774

LONG-TERM DEBT, net of current maturities	24	10,289
LONG-TERM DEFERRED TAX LIABILITY	285	284
OTHER NON-CURRENT LIABILITIES	6,863	6,596

Total liabilities	111,556	115,943

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 15,407,802 and 15,407,802 shares issued and 14,977,400 and 14,956,473 outstanding, respectively	154	154
Treasury stock, at cost, 430,402 and 451,329 shares, respectively	(4,546)	(5,595)
Additional paid-in capital	163,871	164,262
Retained deficit	(106,322)	(94,520)

Total stockholders’ equity	53,157	64,301

Total liabilities and stockholders’ equity	$164,713	$180,244

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In Thousands, Except Share Information)

	Years Ended September 30,
	2012	2011	2010
Revenues	$456,115	$406,141	$382,431
Cost of services	398,063	361,757	326,939

Gross profit	58,052	44,384	55,492
Selling, general and administrative expenses	58,609	63,321	74,251
Gain on sale of assets	(168)	(6,555)	(128)
Asset impairment	—	4,804	—
Restructuring charges	—	—	763

Loss from operations	(389)	(17,186)	(19,394)

Interest and other (income) expense:
Interest expense	2,324	2,278	3,513
Interest income	(34)	(68)	(242)
Other income, net	(62)	(7)	(18)

Interest and other expense, net	2,228	2,203	3,253

Loss from operations before income taxes	(2,617)	(19,389)	(22,647)
Provision (benefit) for income taxes	38	172	(36)

Net loss from continuing operations	$(2,655)	$(19,561)	$(22,611)

Discontinued operations (Note 17)
Loss from discontinued operations	(9,158)	(18,288)	(8,539)
(Benefit) provision for income taxes	(11)	(26)	5

Net loss from discontinued operations	(9,147)	(18,262)	(8,544)

Net loss	$(11,802)	$(37,823)	$(31,155)

Loss per share:
Continuing operations	$(0.18)	$(1.35)	$(1.57)
Discontinued operations	$(0.63)	$(1.26)	$(0.59)

Basic	$(0.81)	$(2.61)	$(2.16)

Diluted loss per share:
Continuing operations	$(0.18)	$(1.35)	$(1.57)
Discontinued operations	$(0.63)	$(1.26)	$(0.59)

Diluted	$(0.81)	$(2.61)	$(2.16)

Shares used in the computation of loss per share
Basic	14,625,776	14,493,747	14,409,368
Diluted	14,625,776	14,493,747	14,409,368

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In Thousands, Except Share Information)

	Common Stock		Treasury Stock		APIC	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE, September 30, 2009	15,407,802	$154	(790,061)	$(14,097)	$170,732	$(70)	$(25,542)	$131,177
Restricted stock grant	—	—	221,486	807	(807)	—	—	—
Forfeiture of restricted stock	—	—	(38,000)	(217)	217	—	—	—
Acquisition of treasury stock	—	—	(27,323)	(170)	(2)	—	—	(172)
Non-cash compensation	—	—	—	—	1,370	—	—	1,370
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	(31,155)	(31,155)

BALANCE, September 30, 2010	15,407,802	$154	(633,898)	$(13,677)	$171,510	$(88)	$(56,697)	$101,202

Restricted stock grant	—	—	333,616	4,595	(4,595)	—	—	—
Forfeiture of restricted stock	—	—	(130,258)	(450)	450	—	—	—
Acquisition of treasury stock	—	—	(20,789)	3,937	(4,009)	—	—	(72)
Non-cash compensation	—	—	—	—	907	—	—	907
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	88	—	88
Net loss	—	—	—	—	—	—	(37,823)	(37,823)

BALANCE, September 30, 2011	15,407,802	$154	(451,329)	$(5,595)	$164,263	$—	$(94,520)	$64,302

Restricted stock grant	—	—	107,500	1,322	(1,322)	—	—	—
Forfeiture of restricted stock	—	—	(32,277)	(92)	92	—	—	—
Acquisition of treasury stock	—	—	(54,296)	(181)		—	—	(181)
Non-cash compensation	—	—	—	—	838	—	—	838
Net loss	—	—	—	—	—	—	(11,802)	(11,802)

BALANCE ,September 30, 2012	15,407,802	$154	(430,402)	$(4,546)	$163,871	$—	$(106,322)	$53,157

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands)

	Years Ended September 30,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,802)	$(37,823)	$(31,155)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	(858)	(715)	7,440
Deferred financing cost amortization	209	338	314
Depreciation and amortization	2,146	6,356	5,291
Gain on sale of business units	—	(6,657)	—
Loss (gain) on sale of assets	44	88	(174)
Non-cash compensation expense	838	907	1,370
Impairment	688	4,854	150
Deferred income tax	(39)	(107)	(1,244)
Changes in operating assets and liabilities
Accounts receivable	11,130	(2,761)	17,768
Inventories	(6,698)	(537)	(2,642)
Costs and estimated earnings in excess of billings	1,782	2,222	(995)
Prepaid expenses and other current assets	(273)	1,206	1,820
Other non-current assets	211	3,092	1,463
Accounts payable and accrued expenses	(10,114)	14,861	(5,708)
Billings in excess of costs and estimated earnings	5,670	2,476	(5,898)
Other non-current liabilities	(305)	348	(966)

Net cash used in operating activities	(7,371)	(11,852)	(13,166)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,877)	(2,688)	(924)
Proceeds from sales of property and equipment	—	1,268	328
Proceeds from sales of facilities	—	16,763	—
Distribution from unconsolidated affiliates	—	—	393

Net cash provided by (used in) investing activities	(1,877)	15,343	(203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	—	—	753
Repayments of debt	(264)	(766)	(18,184)
Purchase of treasury stock	(181)	(72)	(172)
Change in restricted cash	(7,155)	—	—
Payments for debt issuance costs	—	—	(278)

Net cash used in financing activities	(7,600)	(838)	(17,881)

NET INCREASE (DECREASE) IN CASH EQUIVALENTS	(16,848)	2,653	(31,250)
CASH AND CASH EQUIVALENTS, beginning of period	35,577	32,924	64,174

CASH AND CASH EQUIVALENTS, end of period	$18,729	$35,577	$32,924

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	2012	2011	2010
Cash paid for interest	$1,646	$2,293	$3,899
Cash paid for income taxes	$436	$340	$263
Assets acquired under capital lease	$—	$68	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

1.  BUSINESS

Description of the Business

Integrated Electrical Services, Inc., a Delaware corporation, was founded in June 1997 to establish a leading national provider of electrical services, focusing primarily on the communications, residential, commercial and industrial service and maintenance markets. We provide services from 61 locations serving the United States. The Company is organized into three business segments; Communications, Residential and Commercial & Industrial. The words “IES”, the “Company”, “we”, “our”, and “us” refer to Integrated Electrical Services, Inc. and, except as otherwise specified herein, to our wholly-owned subsidiaries.

Our Communications division is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, hi-tech manufacturing, educational and information technology industries. We also provide the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. We perform services across the United States from our ten offices, which includes our Communications headquarters located in Tempe, Arizona, allowing for dedicated onsite maintenance teams at our customer’s sites.

Our Residential division provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to our core electrical construction work, the Residential segment has expanded its offerings by providing services for the installation of residential solar power, smart meters, electric car charging stations and stand-by generators, both for new construction and existing residences. The Residential division is made up of 32 total locations, which includes our Residential headquarters in Houston. These division locations geographically cover Texas, the Sun-Belt, and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Our Commercial & Industrial division is one of the largest providers of electrical contracting services in the United States. The division offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial division consist of 19 total locations, which includes our Commercial & Industrial headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region. Services include the design of electrical systems within a building or complex, procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. We focus on projects that require special expertise, such as design-and-build projects that utilize the capabilities of our in-house experts, or projects which require specific market expertise, such as transmission and distribution and power generation facilities. We also focus on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. We provide services for a variety of projects, including: high-rise residential and office buildings, power plants, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities, municipal infrastructure and health care facilities, and residential developments. Our utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Our maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short term economic fluctuations.

Controlling Shareholder

At September 30, 2012, Tontine Capital Partners, L.P. and its affiliates (collectively, “Tontine”), was the controlling shareholder of the Company’s common stock. Accordingly, Tontine has the ability to exercise

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

significant control over our affairs, including the election of directors and any action requiring the approval of shareholders, including the approval of any potential merger or sale of all or substantially all assets or divisions of the Company, or the Company itself. For a more complete discussion on our relationship with Tontine, please refer to Note 3, “Controlling Shareholder” in the notes to our Consolidated Financial Statements.

Sale of Non-Strategic Manufacturing Facility

On November 30, 2010, a subsidiary of the Company sold substantially all the assets and certain liabilities of a non-strategic manufacturing facility engaged in manufacturing and selling fabricated metal buildings housing electrical equipment, such as switchgears, motor starters and control systems, to Siemens Energy, Inc. As part of this transaction, Siemens Energy, Inc. also acquired the real property upon which the fabrication facilities are located from a subsidiary of the Company. The transaction was completed on December 10, 2010 for a purchase price of $10,086 at which time we recognized a gain of $6,763.

Sale of Non-Core Electrical Distribution Facility

On February 28, 2011, Key Electrical Supply, Inc, a wholly owned subsidiary of the Company, sold substantially all the assets and certain liabilities of a non-core electrical distribution facility engaged in distributing wiring, lighting, electrical distribution, power control and generators for residential and commercial applications to Elliot Electric Supply, Inc. for a purchase price of $6,676. The loss on this transaction was immaterial.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of IES and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal recurring nature.

Asset Impairment

During the fiscal year ended September 30, 2012, the Company recorded a pretax non-cash asset impairment charge of $688 related to real estate held by our Commercial & Industrial segment. The real estate is held within a location selected for closure during 2011. This impairment is to adjust the carrying value of real estate held for sale to the estimated current market value less expected selling expenses, a value at which we expect to sell this real estate within one year. The real estate is classified as assets held for sale within our Consolidated Balance Sheets. The impairment charge is included in our net loss from discontinued operations within our Consolidated Statement of Operations.

During the fiscal year ended September 30, 2011, the Company recorded a pretax non-cash asset impairment charge of $3,551 related to certain internally-developed capitalized software, $968 for our investment in EnerTech Capital Partners II L.P. (“EnerTech”), $142 for goodwill and $143 related to real estate held by the Company which was impaired further in 2012, as noted above. The Company ceased use of the internally-developed software in 2011. As a result, the software has a fair value of zero. The non-cash impairments related to the investment in EnerTech and the real estate are to adjust the carrying value to their estimated current market values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the use of estimates and assumptions by management in

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used in our revenue recognition of construction in progress, fair value assumptions in analyzing goodwill, investments, intangible assets and long-lived asset impairments and adjustments, allowance for doubtful accounts receivable, stock-based compensation, reserves for legal matters, assumptions regarding estimated costs to exit certain divisions, realizability of deferred tax assets, unrecognized tax benefits and self-insured claims liabilities and related reserves.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories generally consist of parts and supplies held for use in the ordinary course of business and are valued at the lower of cost or market generally using the historical average cost or first-in, first-out (FIFO) method. Where shipping and handling costs are borne by us, these charges are included in inventory and charged to cost of services upon use in our projects or the providing of services.

Securities and Equity Investments

Our investments are accounted for using either the cost or equity method of accounting, as appropriate. Each period, we evaluate whether an event or change in circumstances has occurred that may indicate an investment has been impaired. If, upon further investigation of such events, we determine the investment has suffered a decline in value that is other than temporary, we write down the investment to its estimated fair value.

Certain securities are classified as available-for-sale. These investments are recorded at fair value and are classified as other non-current assets in the accompanying Consolidated Balance Sheets as of September 30, 2012. The changes in fair values, net of applicable taxes, are recorded as unrealized gains (losses) as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Long-Term Receivables

From time to time, we enter into payment plans with certain customers over periods in excess of one year. We classify these receivables as long-term receivables. Additionally, we provide an allowance for doubtful accounts for specific long-term receivables where collection is considered doubtful.

In March 2009, in connection with a construction project entering bankruptcy, we transferred $3,992 of trade accounts receivable to long-term receivable and initiated breach of contract and mechanics’ lien foreclosure actions against the project’s general contractor and owner, respectively. At the same time, we reserved the costs in excess of billings of $278 associated with this receivable. In March 2010, given the significant uncertainty associated with its ultimate collectability we reserved the remaining balance of $3,714, but continued to pursue collection through the bankruptcy court proceeding. In February 2011, we entered into a $2,850 settlement in connection with the breach of contract and mechanics’ lien foreclosure actions related to the receivable. The $2,850 recovery was recorded in the accompanying consolidated statements of operations as a component of selling, general, and administrative expenses.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Property and Equipment

Additions of property and equipment are recorded at cost, and depreciation is computed using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are capitalized and depreciated over the lesser of the life of the lease or the estimated useful life of the asset.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the capitalized cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations in the caption (gain) loss on sale of assets.

Goodwill

Goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. These impairment tests are required to be performed at least annually. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. On an ongoing basis (absent any impairment indicators), we perform an impairment test annually using a measurement date of September 30.

As of September 30, 2012, the entire goodwill balance of $4,446 can be attributed to our Residential segment. Based upon the results of our annual impairment analysis, the fair value of our Residential segment significantly exceeded the book value, and warrants no impairment. We recorded goodwill impairment of $142 during the year ended September 30, 2011, bringing the goodwill balance attributable to our Commercial & Industrial segment to zero. There is no goodwill associated with our Communications segment.

Debt Issuance Costs

Debt issuance costs are included in other noncurrent assets and are amortized to interest expense over the scheduled maturity of the debt. Amortization expense of debt issuance costs was $568, $338 and $315, respectively, for the years ended 2012, 2011 and 2010. At September 30, 2012, remaining unamortized capitalized debt issuance costs were $1,139.

Revenue Recognition

We recognize revenue on project contracts using the percentage of completion method. Project contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of our treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material, labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in project contracts will be due upon completion of the

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

contracts and acceptance by the customer. Based on our experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

Certain divisions in the Residential segment use the completed contract method of accounting because the duration of their contracts is short in nature. We recognize revenue on completed contracts when the project is complete and billable to the customer. Provisions for estimated losses on these contracts are recorded in the period such losses are determined.

Service work consists of time and materials projects that are billed at either contractual or current standard rates. Revenues from service work are recognized when services are performed.

The current asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed which management believes will be billed and collected within the next twelve months. The current liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Costs and estimated earnings in excess of billings on uncompleted contracts are amounts considered recoverable from customers based on different measures of performance, including achievement of specific milestones, completion of specified units or at the completion of the contract. Also included in this asset, from time to time, are claims and unapproved change orders which are amounts we are in the process of collecting from our customers or agencies for changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price, or other related causes of unanticipated additional contract costs. Claims are limited to costs incurred and are recorded at estimated realizable value when collection is probable and can be reasonably estimated. We do not recognize profits on project costs incurred in connection with claims. Claims made by us involve negotiation and, in certain cases, litigation. Such litigation costs are expensed as incurred. As of September 30, 2012, 2011 and 2010, there were no material revenues recorded associated with any claims.

Accounts Receivable and Allowance for Doubtful Accounts

We record accounts receivable for all amounts billed and not collected. Generally, we do not charge interest on outstanding accounts receivable; however, from time to time we may believe it necessary to charge interest on a case by case basis. Additionally, we provide an allowance for doubtful accounts for specific accounts receivable where collection is considered doubtful as well as for general unknown collection issues based on historical trends. Accounts receivable not determined to be collectible are written off as deemed necessary in the period such determination is made. As is common in our respective industries, some of these receivables are in litigation or require us to exercise our contractual lien rights in order to collect. These receivables are primarily associated with a few divisions within our Commercial & Industrial segment. Certain other receivables are slow-pay in nature and require us to exercise our contractual or lien rights. We believe that our allowance for doubtful accounts is sufficient to cover uncollectible receivables as of September 30, 2012.

Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to stockholders.

Advertising

Advertising and marketing expense for the years ended September 30, 2012, 2011 and 2010 was approximately $420, $512, and $1,547, respectively. Advertising costs are charged to expense as incurred and are included in the “Selling, general and administrative expenses” line item on the Consolidated Statements of Operations.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Income Taxes

We follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for the future income tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws.

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation at least annually at the end of each fiscal year. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets at September 30, 2012, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income is different from the estimates, our results could be affected. We have determined to fully reserve against such an occurrence.

On May 12, 2006, we had a change in ownership as defined in Internal Revenue Code Section 382. Internal Revenue Code Section 382 limits the utilization of net operating losses that existed as of the change in ownership in tax periods subsequent to the change in ownership. As such, our utilization after the change date of net operating losses in existence as of the change in ownership is subject to Internal Revenue Code Section 382 limitations for federal income taxes and some state income taxes. We have provided valuation allowances on all net operating losses where it is determined it is more likely than not that they will expire without being utilized.

Risk-Management

We retain the risk for workers’ compensation, employer’s liability, automobile liability, general liability and employee group health claims, resulting from uninsured deductibles per accident or occurrence which are subject to annual aggregate limits. Our general liability program provides coverage for bodily injury and property damage. Losses up to the deductible amounts are accrued based upon our known claims incurred and an estimate of claims incurred but not reported. For the year ended September 30, 2012, we compiled our historical data pertaining to the insurance experiences and actuarially developed the ultimate loss associated with our insurance programs. We believe that the actuarial valuation provides the best estimate of the ultimate losses to be expected under these programs.

The undiscounted ultimate losses of all insurance reserves at September 30, 2012 and 2011, was $6,864 and $8,353, respectively. Based on historical payment patterns, we expect payments of undiscounted ultimate losses to be made as follows:

Year Ended September 30:
2013	$2,948
2014	1,328
2015	821
2016	494
2017	305
Thereafter	968

Total	$6,864

We elect to discount the ultimate losses above to present value using an approximate risk-free rate over the average life of our insurance claims. For the years ended September 30, 2012 and 2011, the discount rate used

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

was 0.6 percent and 1 percent, respectively. The decrease in discount rate is driven by the prolonged decline in interest rates and a decrease in the average life of our associated claims. The present value of all insurance reserves for the employee group health claims, workers’ compensation, auto and general liability recorded at September 30, 2012 and 2011 was $5,228 and $7,040, respectively. Our employee group health claims are anticipated to be resolved within the year ended September 30, 2013.

We had letters of credit of $6,218 outstanding at September 30, 2012 to collateralize our high deductible insurance obligations.

Realization of Long-Lived Assets

We evaluate the recoverability of property and equipment and other long-lived assets as facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required for our assets we plan to hold and use, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property has occurred. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. Estimated fair values are determined based on expected future cash flows discounted at a rate we believe incorporates the time value of money, the expectations about future cash flows and an appropriate risk premium.

At September 30, 2012, 2011 and 2010, we performed evaluations of our long-lived assets. These evaluations resulted in impairment charges as described above under “Asset Impairment”.

Risk Concentration

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash deposits and accounts receivable. We grant credit, usually without collateral, to our customers, who are generally large public companies, contractors and homebuilders throughout the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States, specifically, within the construction, homebuilding and mission critical facility markets. However, we are entitled to payment for work performed and have certain lien rights in that work. Further, management believes that its contract acceptance, billing and collection policies are adequate to manage potential credit risk. We routinely maintain cash balances in financial institutions in excess of federally insured limits. We periodically assess the financial condition of these institutions where these funds are held and believe the credit risk is minimal. As a result of recent credit market turmoil we maintain the majority of our cash and cash equivalents in money market mutual funds.

No single customer accounted for more than 10% of our revenues for the years ended September 30, 2012, 2011 and 2010.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, investments, accounts payable, a note payable issued to finance insurance policies, and a $10,000 senior subordinated loan agreement (the “Tontine Term Loan”). We believe that the carrying value of financial instruments, with the exception of the Tontine Term Loan and our cost method investment in EnerTech, in the accompanying Consolidated Balance Sheets, approximates their fair value due to their short-term nature. We estimate that the fair value of the Tontine Term Loan (Level 3) is $10,259 calculated using a market approach based upon Level 3 inputs, including an estimated interest rate reflecting current market conditions at September 30, 2012. For additional information, please refer to Note 8, “Debt – The Tontine Term Loan” of this report.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

We estimate that the fair value of our investment in EnerTech (Level 3) is $988 at September 30, 2012 calculated using quoted market prices for underlying publicly traded securities, and estimated enterprise values determined using cash flow projections and market multiples of the underlying non-public companies. For additional information, please refer to Note 7, “Detail of Certain Balance Sheet Accounts — Securities and Equity Investments — Investment in EnerTech.”

Stock-Based Compensation

We measure and record compensation expense for all share-based payment awards based on the fair value of the awards granted, net of estimated forfeitures, at the date of grant. We calculate the fair value of stock options using a binomial option pricing model. The fair value of restricted stock awards is determined based on the number of shares granted and the closing price of IES’s common stock on the date of grant. Forfeitures are estimated at the time of grant and revised as deemed necessary. The resulting compensation expense from discretionary awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period, while compensation expense from performance based awards is recognized using the graded vesting method over the requisite service period. The cash flows resulting from the tax deductions in excess of the compensation expense recognized for options and restricted stock (excess tax benefit) are classified as financing cash flows.

Deferred Compensation Plans

The Company maintains a rabbi trust to fund certain deferred compensation plans. The securities held by the trust are classified as trading securities. The investments are recorded at fair value and are classified as other non-current assets in the accompanying Consolidated Balance Sheets as of September 30, 2012 and 2011. The changes in fair values are recorded as unrealized gains (losses) as a component of other income (expense) in the Consolidated Statements of Operations.

The corresponding deferred compensation liability is included in other non-current liabilities on the Consolidated Balance Sheets and changes in this obligation are recognized as adjustments to compensation expense in the period in which they are determined.

3.  CONTROLLING SHAREHOLDER

On April 30, 2010, we prepaid $15,000 of the original $25,000 principal outstanding on the Tontine Term Loan and $10,000 remains outstanding on the Tontine Term Loan. The Company is currently evaluating its options with regard to repayment of the Tontine Term Loan, including through a refinancing of the loan prior to or at its maturity.

While Tontine is subject to restrictions under federal securities laws on sales of its shares as an affiliate, Tontine is party to a Registration Rights Agreement with the Company under which it has the ability, subject to certain restrictions, to demand registration of its shares in order to permit unrestricted sales of those shares. Tontine has indicated to the Company that it may seek to register some or all of its shares in the near future.

Should Tontine sell or exchange all or a portion of its position in IES, a change in ownership could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses (NOLs) for federal and state income tax purposes. While the Company is currently evaluating steps it may take to protect its federal NOLs, including evaluating implementing a tax benefit protection plan that

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

would be designed to deter an acquisition of the Company’s stock in excess of a threshold amount that could trigger a change of control within the meaning of Internal Revenue Code Section 382, there can be no assurance that such a plan will be implemented or that, if enacted, it would be effective in deterring a change of control or protecting the NOLs. Furthermore, a change in control would trigger the change of control provisions in a number of our material agreements, including our 2012 Credit Facility, bonding agreements with our sureties and certain employment contracts with certain officers and employees of the Company.

4.  STRATEGIC ACTIONS

We seek to create shareholder value through above average returns on capital and generation of free cash flow. As a result, we have increased our focus on a number of initiatives to return the Company to profitability.

The 2009 Restructuring Plan

In the first quarter of our 2009 fiscal year, we began a restructuring program (the “2009 Restructuring Plan”) that was designed to consolidate operations within our three segments. The 2009 Restructuring Plan was the next level of our business optimization strategy. Our plan was to streamline local project and support operations, which were managed through regional operating centers, and to capitalize on the investments we had made over the past year to further leverage our resources.

In addition, as a result of the continuing significant effects of the recession, during the third quarter of fiscal year 2009, we implemented a more expansive cost reduction program, by further reducing administrative personnel, primarily in the corporate office, and consolidating our Commercial & Industrial administrative functions into one service center. We recorded a total of $8,170 in restructuring charges for the 2009 Restructuring Plan. As part of the restructuring charges, we recognized $154, $2,662, $3,917 and $1,437 in severance and facility closing charges within our Communications, Residential, Commercial & Industrial and Corporate segments, respectively. This 2009 Restructuring Plan was completed in fiscal 2010.

The 2011 Restructuring Plan

In the second quarter of our 2011 fiscal year, we began a new restructuring program (the “2011 Restructuring Plan”) that was designed to consolidate operations within our Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, we began the closure of certain underperforming facilities within our Commercial & Industrial operations. The 2011 Restructuring Plan was a key element of our commitment to return the Company to profitability.

The facilities directly affected by the 2011 Restructuring Plan are in several locations throughout the country, including Arizona, Florida, Iowa, Massachusetts, Louisiana, Nevada and Texas. These facilities were selected due to current business prospects and the extended time frame needed to return the facilities to a profitable position. Closure costs associated with the 2011 Restructuring Plan included equipment and facility lease termination expenses, incremental management consulting expenses and severance costs for employees. The Company is in the final stages of winding down these facilities. As part of our restructuring charges within our Commercial & Industrial segment we have recognized $(62) and $1,455 in severance costs, $1,099 and $1,530 in consulting services, and $133 and $799 in costs related to lease terminations for the years ended September 30, 2012 and 2011, respectively. Charges related to the 2011 Restructuring Plan in 2013 are expected to be immaterial.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The 2011 Restructuring Plan pertains only to our Commercial & Industrial segment. The following table summarizes the activities related to our restructuring activities by component:

	Severance Charges	Consulting Charges	Lease Termination & Other Charges	Total
Restructuring liability at September 30, 2011	$1,081	$336	$790	$2,207
Restructuring charges (reversals) incurred	(62)	1,099	133	1,170
Cash payments made	(818)	(1,425)	(594)	(2,837)

Restructuring liability at September 30, 2012	$201	$10	$329	$540

5.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Lives in Years	Years Ended September 30,
		2012	2011
Land	N/A	$1,795	$1,795
Buildings	5-20	1,491	3,202
Transportation equipment	3-5	1,695	1,720
Machinery and equipment	3-10	4,732	4,463
Leasehold improvements	5-10	2,015	1,772
Information systems	2-8	15,289	14,549
Furniture and fixtures	5-7	887	1,003

		$27,904	$28,504
Less — Accumulated depreciation and amortization		(21,424)	(20,488)

Property and equipment, net		$6,480	$8,016

Depreciation and amortization expense from continuing operations was $2,075, $6,216 and $4,832, respectively, for the years ended September 30, 2012, 2011 and 2010.

6.  PER SHARE INFORMATION

Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period. If the effect is dilutive, participating securities are included in the computation of basic earnings per share. Our participating securities do not have a contractual obligation to share in the losses in any given period. As a result, these participating securities will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The following table reconciles the components of the basic and diluted loss per share for the years ended September 30, 2012, 2011 and 2010:

	Years Ended September 30,
	2012	2011
Numerator:
Net loss from continuing operations attributable to common shareholders	$(2,655)	$(19,561)

Net loss from discontinued operations attributable to common shareholders	$(9,147)	$(18,262)

Net loss attributable to common shareholders	$(11,802)	$(37,823)

Net loss	$(11,802)	$(37,823)

Denominator:
Weighted average common shares outstanding — basic	14,625,776	14,493,747
Effect of dilutive stock options and non-vested restricted stock	—	—

Basic loss per share	$(0.81)	$(2.61)
Diluted loss per share	$(0.81)	$(2.61)

For the years ended September 30, 2012, 2011 and 2010, 20,000, 20,000 and 158,500 stock options, respectively, were excluded from the computation of fully diluted earnings per share because the exercise prices of the options were greater than the average price of our common stock. For the years ended September 30, 2012, 2011 and 2010, 257,826, 376,200 and 348,086 shares, respectively, of restricted stock were excluded from the computation of fully diluted earnings per share because we reported a loss from continuing operations.

7.  DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Activity in our allowance for doubtful accounts on accounts and long-term receivables consists of the following:

	Years Ended September 30,
	2012	2011
Balance at beginning of period	$2,704	$7,429
Additions to costs and expenses	771	1,071
Deductions for uncollectible receivables written off, net of recoveries	(1,687)	(5,796)

Balance at end of period	$1,788	$2,704

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Accounts payable and accrued expenses consist of the following:

	Years Ended September 30,
	2012	2011
Accounts payable, trade	$39,879	$49,556
Accrued compensation and benefits	13,312	11,662
Accrued insurance liabilities	5,229	7,040
Other accrued expenses	10,253	10,722

	$68,673	$78,980

Contracts in progress are as follows:

	Years Ended September 30,
	2012	2011
Costs incurred on contracts in progress	$402,738	$335,204
Estimated earnings	33,931	21,942

	436,669	357,146
Less — Billings to date	(453,744)	(366,768)

Net contracts in progress	$(17,075)	$(9,622)

Costs and estimated earnings in excess of billings on uncompleted contracts	8,180	9,963
Less — Billings in excess of costs and estimated earnings on uncompleted contracts	(25,255)	(19,585)

Net contracts in progress	$(17,075)	$(9,622)

Other non-current assets are comprised of the following:

	Years Ended September 30,
	2012	2011
Deposits	$2,137	$3,986
Deferred tax assets	1,065	1,040
Executive Savings Plan assets	533	477
Securities and equity investments	919	1,003
Other	1,489	581

Total	$6,143	$7,087

Securities and Equity Investments

Investment in EPV Solar

We assessed the fair market value of our investment in EPV after its restructuring in 2009 and determined that it was below its carrying value. Accordingly, we recorded a $2,850 other-than-temporary impairment loss for the year ended September 30, 2009. The total impairment loss is reflected in our Consolidated Statements of Operations as a component of Other Expense and reduced the carrying value of our investment from $3,000 to $150 at September 30, 2009.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

On February 24, 2010, EPV filed for Chapter 11 bankruptcy protection. On August 20, 2010, the United States Bankruptcy Court District of New Jersey authorized and approved the sale of substantially all of EPV’s assets free and clear of liens, claims, encumbrances and interests to a third-party solar company. As this sale cancelled our claims to our convertible note receivable, we recorded an impairment loss of $150 during the year ended September 30, 2010, which reduced its carrying value to $0.

Investment in EnerTech

In April 2000, we committed to invest up to $5,000 in EnerTech. As of September 30, 2009, we fulfilled our $5,000 investment under this commitment. As our investment is 2.31% of the overall ownership in EnerTech at September 30, 2012 and 2011, we account for this investment using the cost method of accounting. EnerTech’s investment portfolio from time to time results in unrealized losses reflecting a possible, other-than-temporary, impairment of our investment. The carrying value of our investment in EnerTech at September 30, 2012 and 2011 was $919 and $1,003, respectively. Our results of operations for the year ended September 30, 2011, includes a write down of $967 attributable to our investment in EnerTech.

The following table presents the reconciliation of the carrying value and unrealized gains (losses) to the fair value of the investment in EnerTech as of September 30, 2012 and 2011:

	Years Ended September 30,
	2012	2011
Carrying value	$919	$1,003
Unrealized gains	69	—

Fair value	$988	$1,003

At each reporting date, the Company performs evaluations of impairment for securities to determine if any unrealized losses are other-than-temporary. For equity securities, this evaluation considers a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer and management’s ability and intent to hold the securities until fair value recovers. The assessment of the ability and intent to hold these securities to recovery focuses on liquidity needs, asset and liability management objectives and securities portfolio objectives. Based on the results of this evaluation, we believe the unrealized gain at September 30, 2012 indicated our investment was not impaired. As of September 30, 2012 and 2011, the carrying value of these investments was $919 and $1,003, respectively. See Note 15, “Fair Value Measurements” for related disclosures relative to fair value measurements.

In June 2012, we received a distribution from EnerTech of $84, which was applied as a reduction in the carrying value of the investment.

On December 31, 2011, EnerTech’s general partner, with the consent of the fund’s investors, extended the fund through December 31, 2012. The fund will terminate on this date unless extended by the fund’s valuation committee. The fund may be extended for another one-year period through December 31, 2013 with the consent of the fund’s valuation committee.

Arbinet Corporation

On May 15, 2006, we received a distribution from the investment in EnerTech of 32,967 shares in Arbinet Corporation. We sold these shares in fiscal 2011; accordingly, the amount of unrealized holding losses included in other comprehensive income at September 30, 2012, 2011 and 2010 is $0 and $0 and $88 respectively.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

8.  DEBT

Debt consists of the following:

	September 30, 2012	September 30, 2011
Tontine Term Loan, due May 15, 2013, bearing interest at 11.00%	$10,000	$10,000
Insurance Financing Agreements	196	—
Capital leases and other	284	498

Total debt	10,480	10,498
Less — Short-term debt and current maturities of long-term debt	(10,456)	(209)

Total long-term debt	$24	$10,289

Future payments on debt at September 30, 2012 are as follows:

	Capital Leases and Other	Insurance Financing	Term Debt	Total
2012	$—	$196	$—	$196
2013	317	—	10,000	10,317
2014	27	—	—	27
2015	—	—	—	—
2016	—	—	—	—
Thereafter	—	—	—	—
Less: Imputed Interest	(60)	—	—	(60)

Total	$284	$196	$10,000	$10,480

For the years ended September 30, 2012, 2011 and 2010, we incurred interest expense of $2,324, $2,278 and $3,513, respectively.

The 2012 Revolving Credit Facility

On August 9, 2012, we entered into a Credit and Security Agreement (the “Credit Agreement”), for a $30,000 revolving credit facility (the “2012 Credit Facility”) with Wells Fargo Bank, National Association. The 2012 Credit Facility will mature on August 9, 2015, unless earlier terminated. The Credit Agreement is filed as an Exhibit to this Form 10-K and any description thereof is qualified in its entirety by the terms of the Credit Agreement.

The 2012 Credit Facility contains customary affirmative, negative and financial covenants. The 2012 Credit Facility requires that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability (as defined in the Credit Agreement) is less than $20,000 or Excess Availability is less than $7,500.

Borrowings under the 2012 Credit Facility may not exceed a “borrowing base” that is determined monthly by our lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

the 2012 Credit Facility, amounts outstanding bear interest at a per annum rate equal to a Daily Three Month LIBOR (as defined in the Credit Agreement), plus an interest rate margin, which is determined quarterly, based on the following thresholds:

Level	Thresholds	Interest Rate Margin

I	Liquidity ≤ $20,000 at any time during the period; or Excess Availability ≤ $7,500 at any time during the period; or Fixed charge coverage ratio < 1.0:1.0	4.00 percentage points

II	Liquidity > $20,000 at all times during the period; and Liquidity ≤ $30,000 at any time during the period; and Excess Availability $7,500; and Fixed charge coverage ratio ≥ 1.0:1.0	3.50 percentage points

III	Liquidity > $30,000 at all times during the period	3.00 percentage points

In addition, we are charged monthly in arrears for (1) an unused commitment fee of 0.50% per annum, (2) a collateral monitoring fee ranging from $1 to $2, based on the then-applicable interest rate margin, (3) a letter of credit fee based on the then-applicable interest rate margin and (4) certain other fees and charges as specified in the Credit Agreement.

The 2012 Credit Facility is guaranteed by our subsidiaries and secured by first priority liens on substantially all of our subsidiaries’ existing and future acquired assets, exclusive of collateral provided to our surety providers. The 2012 Credit Facility also restricts us from paying cash dividends and places limitations on our ability to repurchase our common stock and on our ability to repay the Tontine Term Loan.

At September 30, 2012, we had $21,607 available to us under the 2012 Credit Facility, $700 in outstanding letters of credit with Wells Fargo and no outstanding borrowings. The terms surrounding the 2012 Credit Facility agreement with Wells Fargo require that we cash collateralize 100% of our letter of credit balance. As such, we have $700 classified as restricted cash within the Balance Sheet as of September 30, 2012.

At September 30, 2012, we were subject to the financial covenant under the 2012 Credit Facility requiring that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability is less than $20.0 million or Excess Availability is less than $7.5 million. As of September 30, 2012, our aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability was in excess of $20.0 million and Excess Availability was in excess of $7.5 million; had we not met these thresholds at September 30, 2012, we would not have met the required 1.0:1.0 fixed charge coverage ratio test.

While we expect to meet our financial covenants, in the event that we are not able to meet the covenants of our 2012 Credit Facility in the future and are unsuccessful in obtaining a waiver from our lenders, the Company expects to have adequate cash on hand to fully collateralize our outstanding letters of credit and to provide sufficient cash for ongoing operations.

The 2006 Revolving Credit Facility

On May 12, 2006, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”), for a revolving credit facility (the “2006 Credit Facility”) with Bank of America, N.A. and certain other lenders. On

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

August 9, 2012, the 2006 Credit Facility was replaced by the 2012 Credit Facility. The 2006 Credit Facility and its amendments are filed as Exhibits to this Form 10-K and any descriptions thereof are qualified in their entirety by the terms of the 2006 Credit Facility or its respective amendments. On May 7, 2008, we renegotiated the terms of our 2006 Credit Facility and entered into an amended agreement with the same financial institutions. On April 30, 2010, we renegotiated the terms of, and entered into an amendment to the Loan and Security Agreement pursuant to which the maturity date was extended to May 31, 2012. In connection with the amendment, we incurred an amendment fee of $200, which was amortized over 24 months.

On December 15, 2011, we renegotiated the terms of, and entered into an amendment to, the Loan and Security Agreement without incurring termination charges. Under the terms of the amended 2006 Credit Facility, the size of the facility was reduced to $40,000 and the maturity date was extended to November 12, 2012. Under the terms of the amended 2006 Credit Facility, we were required to cash collateralize all of our letters of credit issued by the banks. The cash collateral was added to the borrowing base calculation at 100% throughout the term of the agreement. The 2006 Credit Facility required that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash on hand plus availability was less than $25,000 and, thereafter, until such time as our aggregate amount of unrestricted cash on hand plus availability had been at least $25,000 for a period of 60 consecutive days. The amended Agreement also called for cost of borrowings of 4.0% over LIBOR per annum. Cost for letters of credit was the same as borrowings and also included a 25 basis point “fronting fee.” All other terms and conditions remained unchanged. In connection with the amendment, we incurred an amendment fee of $60 which, together with unamortized balance of the prior amendment was amortized using the straight line method through August 30, 2012.

The 2006 Credit Facility was guaranteed by our subsidiaries and secured by first priority liens on substantially all of our subsidiaries’ existing and future acquired assets, exclusive of collateral provided to our surety providers. The 2006 Credit Facility contained customary affirmative, negative and financial covenants. The 2006 Credit Facility also restricted us from paying cash dividends and placed limitations on our ability to repurchase our common stock.

Borrowings under the 2006 Credit Facility could not exceed a “borrowing base” that was determined monthly by our lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2006 Credit Facility in effect as of August 30, 2012, interest for loans and letter of credit fees was based on our Total Liquidity, which is calculated for any given period as the sum of average daily availability for such period plus average daily unrestricted cash on hand for such period as follows:

Total Liquidity	Annual Interest Rate for Loans	Annual Interest Rate for Letters of Credit
Greater than or equal to $60,000	LIBOR plus 3.00% or Base Rate plus 1.00%	3.00% plus 0.25% fronting fee
Greater than $40,000 and less than $60,000	LIBOR plus 3.25% or Base Rate plus 1.25%	3.25% plus 0.25% fronting fee
Less than or equal to $40,000	LIBOR plus 3.50% or Base Rate plus 1.50%	3.50% plus 0.25% fronting fee

At September 30, 2012, we had $6,148 in outstanding letters of credit with Bank of America. The terms surrounding the termination of the 2006 Credit Facility require that we cash collateralize 105% of our letter of credit balance. As such, we have $6,455 classified as restricted cash within the Balance Sheet as of September 30, 2012.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

For the year ended September 30, 2012, we paid no interest for loans under the 2006 Credit Facility and had a weighted average interest rate, including fronting fees, of 3.49% for letters of credit. In addition, we were charged monthly in arrears (1) an unused commitment fee of 0.50%, and (2) certain other fees and charges as specified in the Loan and Security Agreement, as amended.

As of August 9, 2012, we were subject to the financial covenant under the 2006 Credit Facility requiring that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash on hand plus availability is less than $25,000 and, thereafter, until such time as our aggregate amount of unrestricted cash on hand plus availability has been at least $25,000 for a period of 60 consecutive days. As of August 9, 2012, our Total Liquidity was in excess of $25,000.

The Tontine Term Loan

On December 12, 2007, we entered into the Tontine Term Loan, a $25,000 senior subordinated loan agreement, with Tontine. The Tontine Term Loan bears interest at 11.0% per annum and is due on May 15, 2013. Interest is payable quarterly in cash or in-kind at our option. Any interest paid in-kind will bear interest at 11.0% in addition to the loan principal. On April 30, 2010, we prepaid $15,000 of principal on the Tontine Term Loan. On May 1, 2010, Tontine assigned the Tontine Term Loan to Tontine Capital Overseas Master Fund II, L.P, also a related party. We may repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility. The Company is currently evaluating its options with regard to repayment of the Tontine Term Loan, including through a refinancing of the loan prior to or at its maturity.

The Tontine Term Loan is subordinated to the 2012 Credit Facility. The Tontine Term Loan is an unsecured obligation of the Company and its subsidiary borrowers and contains no financial covenants or restrictions on dividends or distributions to stockholders. The Tontine Term Loan was amended on August 9, 2012 in connection with the Company entering into the 2012 Credit Facility. The amendment did not materially impact the Company’s obligations under the Tontine Term Loan.

Capital Lease

The Company leases certain equipment under agreements, which are classified as capital leases and included in property, plant and equipment. Amortization of this equipment for the years ended September 30, 2012, 2011 and 2010 was $182, $172 and $157, respectively, which is included in depreciation expense in the accompanying statements of operations.

9.  LEASES

We enter into non-cancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to retain cash, and we pay a monthly lease rental fee. At the end of the lease, we have no further obligation to the lessor. We may cancel or terminate a lease before the end of its term. Typically, we would be liable to the lessor for various lease cancellation or termination costs and the difference between the fair market value of the leased asset and the implied book value of the leased asset as calculated in accordance with the lease agreement.

For a discussion of leases with certain related parties which are included below, see Note 13, “Related-Party Transactions.”

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Rent expense was $3,461, $4,056 and $4,599 for the years ended September 30, 2012, 2011 and 2010, respectively, and included within the selling, general and administrative expenses in the Consolidated Statements of Operations.

Future minimum lease payments under these non-cancelable operating leases with terms in excess of one year are as follows:

Year Ended September 30:
2013	$3,464
2014	2,477
2015	1,493
2016	940
2017	542
Thereafter	751

Total	$9,667

10.  INCOME TAXES

Federal and state income tax provisions for continuing operations are as follows:

	Years Ended September 30,
	2012	2011	2010
Federal:
Current	$—	$—	$—
Deferred	—	—	—
State:
Current	253	250	114
Deferred	(215)	(78)	(150)

	$38	$172	$(36)

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 35 percent to income before provision for income taxes as follows:

	Years Ended September 30,
	2012	2011	2010
Provision (benefit) at the statutory rate	$(918)	$(6,786)	$(7,926)
Increase resulting from:
Non-deductible expenses	490	548	511
State income taxes, net of federal deduction	106	—	—
Change in valuation allowance	581	7,066	7,907
Other	—	16	31
Decrease resulting from:
State income taxes, net of federal deduction	—	(600)	(326)
Contingent tax liabilities	(206)	(72)	(233)
Other	(15)	—	—

	$38	$172	$(36)

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for income tax purposes. The income tax effects of these temporary differences, representing deferred income tax assets and liabilities, result principally from the following:

	Years Ended September 30,
	2012	2011
Deferred income tax assets:
Allowance for doubtful accounts	$675	$998
Accrued expenses	6,254	5,646
Net operating loss carryforward	106,004	103,650
Various reserves	1,085	1,728
Equity losses in affiliate	292	286
Share-based compensation	2,757	2,676
Capital loss carryforward	3,909	3,889
Property	397	—
Other	1,651	1,836

Subtotal	123,024	120,709
Less valuation allowance	(121,962)	(119,738)

Total deferred income tax assets	$1,062	$971
Deferred income tax liabilities:
Property and equipment	$—	$—
Deferred contract revenue and other	(196)	(106)

Total deferred income tax liabilities	(196)	(106)

Net deferred income tax assets	$866	$865

In 2002, we adopted a tax accounting method change that allowed us to deduct goodwill for income tax purposes that had previously been classified as non-deductible. The accounting method change resulted in additional amortizable tax basis in goodwill. We believe the realization of the additional tax basis in goodwill is less than probable and have not recorded a deferred tax asset. Although a deferred tax asset has not been recorded through September 30, 2012, we have derived a cumulative cash tax reduction of $11,443 from the change in tax accounting method and the subsequent amortization of the additional tax goodwill. In addition, the amortization of the additional tax goodwill has resulted in additional federal net operating loss carry forwards of $138,892 and state net operating loss carry forwards of $13,622. We believe the realization of the additional net operating loss carry forwards is less than probable and have not recorded a deferred tax asset. We have $2,936 of tax basis in the additional tax goodwill that remains to be amortized. As of September 30, 2012, approximately two years remain to be amortized.

As of September 30, 2012, we had available approximately $451,853 of federal net tax operating loss carry forward for federal income tax purposes, including $138,892 resulting from the additional amortization of tax goodwill. This carry forward, which may provide future tax benefits, will begin to expire in 2022. On May 12, 2006, we had a change in ownership as defined in Internal Revenue Code Section 382. As such, our utilization after the change date of our net operating loss in existence as of the change of control date was subject to Section 382 limitations for federal income taxes and some state income taxes. The annual limitation under Section 382 on the utilization of federal net operating losses was approximately $20,000 for the first five tax years subsequent to the change in ownership and $16,000 thereafter. Approximately $280,934 of federal net operating losses will not be subject to this limitation. Also, after applying the Section 382 limitation to available state net operating loss carry forwards, we had available approximately $139,654 state net tax operating loss

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

carry forwards, including $13,622 resulting from the additional amortization of tax goodwill which begin to expire as of September 30, 2012. We have provided valuation allowances on all net operating losses where it is determined it is more likely than not that they will expire without being utilized.

In assessing the realizability of deferred tax assets at September 30, 2012, we considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. Our realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. However, GAAP guidelines place considerably more weight on historical results and less weight on future projections when there is negative evidence such as cumulative pretax losses in recent years. We incurred a cumulative pretax loss for September 30, 2012, 2011 and 2010. In the absence of specific favorable evidence of sufficient weight to offset the negative evidence of the cumulative pretax loss, we have provided valuation allowances of $117,343 for all federal deferred tax assets and $4,503 for certain state deferred tax assets. We believe that $457 of federal deferred tax assets will be realized by offsetting reversing deferred tax liabilities. We believe that $866 of state deferred tax assets will be realized and valuation allowances were not provided for these assets. We will evaluate the appropriateness of our remaining deferred tax assets and valuation allowances on at least annually at the end of each fiscal year.
As a result of the reorganization and related adjustment to the book basis in goodwill, we have tax basis in excess of book basis in amortizable goodwill of approximately $23,902. The tax basis in amortizable goodwill in excess of book basis is not reflected as a deferred tax asset. To the extent the amortization of the excess tax basis results in a cash tax benefit, the benefit will first go to reduce goodwill, then other long-term intangible assets, and then additional paid-in capital. As of September 30, 2012, we have received $72 in cash tax benefits related to the amortization of excess tax basis.

GAAP requires financial statement reporting of the expected future tax consequences of uncertain tax return reporting positions on the presumption that all relevant tax authorities possess full knowledge of those tax reporting positions, as well as all of the pertinent facts and circumstances, but it prohibits discounting of any of the related tax effects for the time value of money. The evaluation of a tax position is a two-step process. The first step is the recognition process to determine if it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

A reconciliation of the beginning and ending balances of unrecognized tax liabilities is as follows:

Balance at October 1, 2011	$5,545
Additions for position related to current year	5
Additions for positions of prior years	6
Reduction resulting from the lapse of the applicable statutes of limitations	(213)
Reduction resulting from settlement of positions of prior years	—

Balance at September 30, 2012	$5,343

As of September 30, 2012, $5,343 of unrecognized tax benefits would result in a decrease in the provision for income tax expense. We anticipate that approximately $58 of unrecognized tax benefits, including accrued interest, may reverse in the next twelve months. The reversal is predominately due to the expiration of the statutes of limitation for unrecognized tax benefits.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

We had approximately $15 and $178 accrued for the payment of interest and penalties at September 30, 2012 and 2011, respectively. We recognize interest and penalties related to unrecognized tax benefits as part of the provision for income taxes.

We are currently not under federal audit by the Internal Revenue Service. The tax years ended September 30, 2009 and forward are subject to audit as are tax years prior to September 30, 2008, to the extent of unutilized net operating losses generated in those years.

The net deferred income tax assets and liabilities are comprised of the following:

	Years Ended September 30,
	2012	2011
Current deferred income taxes:
Assets	$283	$216
Liabilities	(197)	(107)

Net deferred tax asset, current	$86	$109

Noncurrent deferred income taxes:
Assets	$1,065	$1,040
Liabilities	(285)	(284)

Net deferred tax asset, non-current	780	756

Net deferred income tax assets	$866	$865

11.  OPERATING SEGMENTS

We manage and measure performance of our business in three distinct operating segments: Communications, Residential and Commercial & Industrial. These segments are reflective of how the Company’s Chief Operating Decision Maker (“CODM”) reviews operating results for the purposes of allocating resources and assessing performance. The Company’s CODM is its Chief Executive Officer. The Communications segment consists of low voltage installation, design, planning and maintenance for mission critical infrastructure such as data centers. The Residential segment consists of electrical installation, replacement and renovation services in single-family, condominium, townhouse and low-rise multifamily housing units. The Commercial & Industrial segment provides electrical design, installation, renovation, engineering and maintenance and replacement services in facilities such as office buildings, high-rise apartments and condominiums, theaters, restaurants, hotels, hospitals and critical-care facilities, school districts, light manufacturing and processing facilities, military installations, airports, outside plants, network enterprises, switch network customers, manufacturing and distribution centers, water treatment facilities, refineries, petrochemical and power plants, and alternative energy facilities.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on income from operations of the respective business units prior to the allocation of Corporate office expenses. Transactions between segments are eliminated in consolidation. Our Corporate office provides general and administrative as well as support services to our three operating segments. Management allocates costs between segments for selling, general and administrative expenses and depreciation expense.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Segment information for the years ended September 30, 2012, 2011 and 2010 is as follows:

	Years Ended September 30, 2012
	Communications	Residential	Commercial & Industrial	Corporate	Total
Revenues	$121,492	$129,974	$204,649	$—	$456,115
Cost of services	103,288	109,274	185,501	—	398,063

Gross profit	18,204	20,700	19,148	—	58,052
Selling, general and administrative	13,431	19,703	17,166	8,309	58,609
Loss (gain) on sale of assets	(60)	24	(132)	—	(168)

Income (loss) from operations	$4,833	$973	$2,114	$(8,309)	$(389)

Other data:
Depreciation and amortization expense	$260	$375	$244	$1,196	$2,075
Capital expenditures	569	666	341	301	1,877
Total assets	$29,603	$33,927	$65,929	$35,254	$164,713

	Years Ended September 30, 2011
	Communications	Residential	Commercial & Industrial	Corporate	Total
Revenues	$83,615	$114,732	$207,794	$—	$406,141
Cost of services	71,142	96,042	194,573	—	361,757

Gross profit	12,473	18,690	13,221	—	44,384
Selling, general and administrative	9,578	18,441	21,788	13,514	63,321
Loss (gain) on sale of assets	—	116	(33)	(6,638)	(6,555)
Asset Impairments	72	—	71	4,661	4,804

Income (loss) from operations	$2,823	$133	$(8,605)	$(11,537)	$(17,186)

Other data:
Depreciation and amortization expense	$278	$514	$1,575	$3,849	$6,216
Capital expenditures	$928	$181	$431	$1,148	$2,688
Total assets	$23,073	$23,584	$79,506	$54,081	$180,244

	Years Ended September 30, 2010
	Communications	Residential	Commercial & Industrial	Corporate	Total
Revenues	$69,171	$115,947	$197,313	$—	$382,431
Cost of services	56,760	92,422	177,757	—	326,939

Gross profit	12,411	23,525	19,556	—	55,492
Selling, general and administrative	7,298	23,736	29,047	14,170	74,251
Loss (gain) on sale of assets	—	23	(86)	(65)	(128)
Restructuring charge	16	—	698	49	763

Income (loss) from operations	$5,097	$(234)	$(10,103)	$(14,154)	$(19,394)

Other data:
Depreciation and amortization expense	$370	$949	$1,979	$1,534	$4,832
Capital expenditures	$31	$178	$363	$352	$924
Total assets	$28,092	$27,279	$86,335	$66,154	$207,860

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

12.  STOCKHOLDERS’ EQUITY

The 2006 Equity Incentive Plan became effective on May 12, 2006 (as amended, the “2006 Equity Incentive Plan”). The 2006 Equity Incentive Plan provides for grants of stock options as well as grants of stock, including restricted stock. We have approximately 1.0 million shares of common stock authorized for issuance under the 2006 Equity Incentive Plan.

Treasury Stock

During the year ended September 30, 2012, we repurchased 54,296 common shares from our employees to satisfy minimum tax withholding requirements upon the vesting of restricted stock issued under the 2006 Equity Incentive Plan, and 32,277 unvested shares were forfeited by former employees and returned to treasury stock. We issued 107,500 shares out of treasury stock under our share-based compensation programs.

Restricted Stock

Restricted Stock Awards:

Fiscal Year	Shares Granted	Weighted Average Fair Value at Date of Grant	Vested	Forfeitures	Shares Outstanding	Expense recognized through September 30, 2012
2006	384,850	$24.78	258,347	126,503	—	$6,402
2006	25,000	$17.36	25,000	—	—	$434
2007	20,000	$25.08	20,000	—	—	$502
2007	4,000	$26.48	4,000	—	—	$106
2008	101,650	$19.17	85,750	15,900	—	$1,779
2009	185,100	$8.71	146,400	38,700	—	$1,344
2010	225,486	$3.64	59,347	77,439	88,700	$495
2011	320,000	$3.39	87,579	68,761	163,660	$388
2012	107,500	$2.07	—	—	107,500	$50

During the years ended September 30, 2012, 2011 and 2010, we recognized $536, $787, and $1,272, respectively, in compensation expense related to these restricted stock awards. At September 30, 2012, the unamortized compensation cost related to outstanding unvested restricted stock was $503. We expect to recognize $348 and $155 of this unamortized compensation expense during the years ended September 30, 2013 and 2014, respectively. A summary of restricted stock awards for the years ended September 30, 2012, 2011 and 2010 is provided in the table below:

	Years Ended September 30,
	2012	2011	2010
Unvested at beginning of year	376,200	352,086	230,716
Granted	107,500	320,000	225,486
Vested	(192,973)	(165,628)	(66,116)
Forfeited	(32,901)	(130,258)	(38,000)

Unvested at end of year	257,826	376,200	352,086

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The fair value of shares vesting during the years ended September 30, 2012, 2011 and 2010 was $661, $520 and $423, respectively. Fair value was calculated as the number of shares vested times the market price of shares on the date of vesting. The weighted average grant date fair value of unvested restricted stock at September 30, 2012 was $2.59.

All the restricted shares granted under the 2006 Equity Incentive Plan (vested or unvested) participate in dividends issued to common shareholders, if any.

Phantom Stock Units

Phantom stock units (“PSUs”) are primarily granted to the members of the Board of Directors as part of their overall compensation. These PSUs are paid via unrestricted stock grants to each director upon their departure from the Board of Directors. We record compensation expense for the full value of the grant on the date of grant. For the years ended September 30, 2012, 2011 and 2010, we recognized $159, $100, and $125 in compensation expense related to these grants.

From time to time, PSUs are granted to employees. These PSUs are paid via unrestricted stock grants to each employee upon the satisfaction of the grant terms. We record compensation expense for the PSUs granted to employees over the grant vesting period. For the years ended September 30, 2012, 2011 and 2010, we recognized $129, $0, and $0 in compensation expense related to these grants.

Stock Options

We utilized a binomial option pricing model to measure the fair value of stock options granted. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, the risk-free rate of return, and actual and projected employee stock option exercise behaviors. The expected life of stock options is not considered under the binomial option pricing model that we utilize. The assumptions used in the fair value method calculation for the years ended September 30, 2012, 2011 and 2010 are disclosed in the following table:

	Years Ended September 30,
	2012		2011	2010
Weighted average value per option granted during the period	$	N/A	$2.05	$	N/A
Dividends (1)	$	N/A	$—	$	N/A
Stock price volatility (2)		N/A	69.9%		N/A
Risk-free rate of return		N/A	1.9%		N/A
Option term		N/A	10.0 years		N/A
Expected life		N/A	6.0 years		N/A
Forfeiture rate (3)		N/A	0.0%		N/A

(1)	We do not currently pay dividends on our common stock.
(2)	Based upon the Company’s historical volatility.
(3)	The forfeiture rate for these options was assumed on the date of grant to be zero based on the limited number of employees who have been awarded stock options.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Stock-based compensation expense recognized during the period is based on the value of the portion of the share-based payment awards that is ultimately expected to vest during the period. As stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. We estimate our forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes activity under our stock option plans.

	Shares	Weighted Average Exercise Price
Outstanding, September 30, 2009	158,500	$18.66
Options granted	—	—
Exercised	—	—
Forfeited and Cancelled	—	—

Outstanding, September 30, 2010	158,500	$18.66
Options granted	20,000	3.24
Exercised	—	—
Forfeited and Cancelled	(158,500)	18.66

Outstanding, September 30, 2011	20,000	$3.24

Options granted	—	—
Exercised	—	—
Forfeited and Cancelled	—	—

Outstanding, September 30, 2012	20,000	$3.24

The following table summarizes options outstanding and exercisable at September 30, 2012:

Range of Exercise Prices	Outstanding as of September 30, 2012	Remaining Contractual Life in Years	Weighted-Average Exercise Price	Exercisable as of September 30, 2012	Weighted-Average Exercise Price
$3.24	20,000	8.80	$3.24	—	$3.24

	20,000	8.80	$3.24	—	$3.24

All of our outstanding options vest over a three-year period at a rate of one-third per year upon the annual anniversary date of the grant and expire ten years from the grant date if they are not exercised. Upon exercise of stock options, it is our policy to first issue shares from treasury stock, then to issue new shares. Unexercised stock options expire between July 2016 and November 2018.

During the years ended September 30, 2012, 2011 and 2010, we recognized $14, $19 and $99, respectively, in compensation expense related to these awards. At September 30, 2012, the unamortized compensation cost related to outstanding unvested stock options was $25. We expect to recognize $14 and $11 of this unamortized compensation expense during the year ended September 30, 2013 and 2014.

There was no intrinsic value of stock options outstanding and exercisable at September 30, 2012 and 2011, respectively. The intrinsic value is calculated as the difference between the fair value as of the end of the period and the exercise price of the stock options.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

13.  RELATED-PARTY TRANSACTIONS

In connection with some of our original acquisitions, certain divisions have entered into related party lease arrangements with former owners for facilities. Related party lease expense for the years ended September 30, 2012, 2011 and 2010 was $198, $265 and $432, respectively. Future commitments with respect to these leases are included in the schedule of minimum lease payments in Note 9, “Leases.”

As described more fully in Note 8, “Debt – The Tontine Term Loan,” we entered into a $25,000 term loan with Tontine, a related party, in December 2007. On April 30, 2010, the Company issued a $15,000 payment towards the Tontine Term Loan, resulting in a reduction in interest expenses related to the Tontine Term Loan. During the years ended September 30, 2012, 2011 and 2010 we incurred interest expense of $1,103, $1,100 and $2,058, respectively, related to the Tontine Term Loan.

On March 29, 2012, we entered into a sublease agreement with Tontine Associates, LLC, an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6. The lease has terms at market rates and payments by the Company are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

14.  EMPLOYEE BENEFIT PLANS

401(k) Plan

In November 1998, we established the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”). All full-time IES employees are eligible to participate on the first day of the month subsequent to completing sixty days of service and attaining age twenty-one. Participants become vested in our matching contributions following three years of service.

Management Incentive Plan

On December 8, 2009, the Compensation Committee of the Board of Directors of IES approved and adopted the 2010 Incentive Compensation Plan including the performance-based criteria by which potential payouts to participants will be determined. The total award under the Incentive Compensation Plan is dependent on the level of achievement against performance goals. None of the performance-based criteria were met in 2010 for the Incentive Compensation Plan and no liability was recorded as of September 30, 2010.

On December 16, 2010, the Compensation Committee of the Board of Directors of IES approved and adopted the 2011 Incentive Compensation Plan including the performance-based criteria by which potential payouts to participants will be determined. The total award under the Incentive Compensation Plan is dependent on the level of achievement against performance goals. None of the performance-based criteria were met in 2011 for the Incentive Compensation Plan and no liability was recorded as of September 30, 2011.

On September 28, 2011, the Compensation Committee of the Board of Directors, of IES approved and adopted the Annual Incentive Plan for fiscal year 2012 including the performance-based criteria by which potential payouts to participants will be determined. The total award under the Annual Incentive Plan was dependent on the level of achievement against performance goals. As of September 30, 2012, we had recorded a total liability for incentive compensation of approximately $925, which was paid in fiscal 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Executive Savings Plan

Under the Executive Deferred Compensation Plan adopted on July 1, 2004 (the “Executive Savings Plan”), certain employees are permitted to defer a portion (up to 75%) of their base salary and/or bonus for a Plan Year. The Compensation Committee of the Board of Directors may, in its sole discretion, credit one or more participants with an employer deferral (contribution) in such amount as the Committee may choose (“Employer Contribution”). The Employer Contribution, if any, may be a fixed dollar amount, a fixed percentage of the participant’s compensation, base salary, or bonus, or a “matching” amount with respect to all or part of the participant’s elective deferrals for such plan year, and/or any combination of the foregoing as the Committee may choose.

Post Retirement Benefit Plans

Certain individuals at one of the Company’s locations are entitled to receive fixed annual payments that reach a maximum amount, as specified in the related agreements, for a ten year period following retirement or, in some cases, the attainment of 62 years of age. We recognize the unfunded status of the plan as a non-current liability in our Consolidated Balance Sheet. Benefits vest 50% after ten years of service, which increases by 10% per annum until benefits are fully vested after 15 years of service. We had an unfunded benefit liability of $827 and $781 recorded as of September 30, 2012 and 2011, respectively.

15.  FAIR VALUE MEASUREMENTS

Fair Value Measurement Accounting

Fair value is considered the price to sell an asset, or transfer a liability, between market participants on the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

Financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2012, are summarized in the following table by the type of inputs applicable to the fair value measurements:

	Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
Money market accounts	$7,204	$7,204	—	—
Executive Savings Plan assets	533	533	—	—
Executive Savings Plan liabilities	(418)	(418)	—	—
EnerTech	988	—	—	988

Total	$8,307	$7,319	—	988

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Below is a description of the inputs used to value the assets summarized in the preceding table:

Level 1 — Inputs represent unadjusted quoted prices for identical assets exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs such as quoted prices for similar assets exchanged in active or inactive markets; quoted prices for identical assets exchanged in inactive markets; and other inputs that are considered in fair value determinations of the assets.

Level 3 — Inputs include unobservable inputs used in the measurement of assets. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or related observable inputs that can be corroborated at the measurement date.

We estimated the fair value of our debt securities, solely consisting of our investment in EPV, within the Level 3 hierarchy based on current available information surrounding the private company in which we invested. The fair value of the investments in debt securities was $0 at September 30, 2012 and $0 at September 30, 2011. In the years ended September 30, 2012, 2011 and 2010, we recognized $0, $0 and $150, respectively, of impairment to these securities.

16.  COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time we are a party to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business. We maintain various insurance coverages to minimize financial risk associated with these proceedings. None of these proceedings, separately or in the aggregate, are expected to have a material adverse effect on our financial position, results of operations or cash flows. With respect to all such proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We expense routine legal costs related to these proceedings as they are incurred.

The following is a discussion of our significant legal matters:

Ward Transformer Site

One of our subsidiaries has been identified as one of more than 200 potentially responsible parties (PRPs) with respect to the clean-up of an electric transformer resale and reconditioning facility, known as the Ward Transformer Site, located in Raleigh, North Carolina. The facility built, repaired, reconditioned and sold electric transformers from approximately 1964 to 2005. We did not own or operate the facility but a subsidiary that we acquired in July 1999 is believed to have sent transformers to the facility during the 1990’s. During the course of its operation, the facility was contaminated by Polychlorinated Biphenyls (PCBs), which also have been found to have migrated off the site.

Four PRPs have commenced clean-up of on-site contaminated soils under an Emergency Removal Action pursuant to a settlement agreement and Administrative Order on Consent entered into between the four PRPs and the U.S. Environmental Protection Agency (EPA) in September 2005. We are not a party to that settlement agreement or Order on Consent. In April 2009, two of these PRPs, Carolina Power and Light Company and Consolidation Coal Company, filed suit against us and most of the other PRPs in the U.S. District Court for the Eastern District of North Carolina (Western Division) to contribute to the cost of the clean-up. In addition to the on-site clean-up, the EPA has selected approximately 50 PRPs to which it sent a Special Notice Letter in late 2008 to organize the clean-up of soils off site and address contamination of groundwater and other miscellaneous off-site issues. We were not a recipient of that letter.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Based on our investigation to date, there is evidence to support our defense that our subsidiary contributed no PCB contamination to the site. In addition, we have tendered a demand for indemnification to the former owner of the acquired corporation that may have transacted business with the facility. As of September 30, 2012, we have not recorded a reserve for this matter, as we believe the likelihood of our responsibility for damages is not probable and a potential range of exposure is not estimable.

TekWorks, Inc.

On August 5, 2011, TekWorks, Inc. filed suit in the Superior Court of California, county of San Diego against the Company and eight of its employees. The employees, all former TekWorks employees, were hired by the Company in May and June of 2011 to work in the Company’s San Diego communications operations. TekWorks’ claims against the Company and each of the individual defendants include misappropriation of trade secrets, intentional interference with contractual relations and unfair competition under the California Business & Professions Code. In addition to the claims against all defendants, TekWorks claims against the eight individual employees also include breach of contract and the duty of loyalty, as well as claims against a single employee for breach of fiduciary duty and conversion.

Following mediation, the parties settled this matter on August 23, 2012. The settlement terms include a $1,250 payment by the Company to TekWorks in exchange for the Company’s receipt of certain business assets from TekWorks, mutual releases and non-competition agreements with respect to certain customers of each party. Each party has also agreed to bear its own costs and fees incurred in connection with this matter.

In June 2012, the Company recorded a reserve in the amount of $1,230 related to this matter. While the Company remains convinced that its potential exposure in this matter if the case were to have proceeded to trial was substantially less than the settlement amount, the Company believes that settlement of this matter was in the best interest of the Company and its shareholders, given the anticipated expense of litigation and the loss of productivity and uncertainty associated with taking the matter to trial.

Hamilton Wage and Hour

On August 29, 2012, Integrated Electrical Services, Inc. was served with a wage and hour suit seeking class action certification in the United States District Court for the Eastern District of Texas, Beaumont Division. On December 4, 2012, the Company was served with a second lawsuit alleging the same claims, but with different named plaintiffs. Both cases are among several filed by the plaintiffs’ attorney against contractors working in the Motiva plant in Port Arthur, Texas, on various projects over the last several years. The claims are based on alleged failure to compensate for time spent bussing to and from the plant, donning safety wear and other activities. It does not appear the Company will face significant exposure for any unpaid wages. In a separate earlier case based on the same allegations, a federal judge has ruled that the time spent traveling on the busses is not compensable. Our investigation indicates that all other activities alleged either were inapplicable to the Company’s employees or took place during times for which the Company’s employees were compensated. We have filed responsive pleadings and following initial discovery, will seek dismissal of the case through summary judgment. As of September 30, 2012, we have not recorded a reserve for this matter, as we believe the likelihood of our responsibility for damages is not probable and a potential range of exposure is not estimable.

Risk-Management

We retain the risk for workers’ compensation, employer’s liability, automobile liability, general liability and employee group health claims, resulting from uninsured deductibles per accident or occurrence which are subject

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

to annual aggregate limits. Our general liability program provides coverage for bodily injury and property damage. Losses up to the deductible amounts are accrued based upon our known claims incurred and an estimate of claims incurred but not reported. As a result, many of our claims are effectively self-insured. Many claims against our insurance are in the form of litigation. At September 30, 2012, we had $5,229 accrued for insurance liabilities. We are also subject to construction defect liabilities, primarily within our Residential segment. As of September 30, 2012, we had reserved $756 for these claims.

Some of the underwriters of our casualty insurance program require us to post letters of credit as collateral. This is common in the insurance industry. To date, we have not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At September 30, 2012, $6,218 of our outstanding letters of credit were utilized to collateralize our insurance program.

Surety

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a surety. Those bonds provide a guarantee to the customer that we will perform under the terms of our contract and that we will pay our subcontractors and vendors. If we fail to perform under the terms of our contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the sureties for any expenses or outlays they incur on our behalf. To date, we have not been required to make any reimbursements to our sureties for bond-related costs.

As is common in the surety industry, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. We believe that our relationships with our sureties will allow us to provide surety bonds as they are required. However, current market conditions, as well as changes in our sureties’ assessment of our operating and financial risk, could cause our sureties to decline to issue bonds for our work. If our sureties decline to issue bonds for our work, our alternatives would include posting other forms of collateral for project performance, such as letters of credit or cash, seeking bonding capacity from other sureties, or engaging in more projects that do not require surety bonds. In addition, if we are awarded a project for which a surety bond is required but we are unable to obtain a surety bond, the result can be a claim for damages by the customer for the costs of replacing us with another contractor.

As of September 30, 2012, the estimated cost to complete our bonded projects was approximately $67,177. We evaluate our bonding requirements on a regular basis, including the terms offered by our sureties. On May 7, 2010 we entered into a new surety agreement. We believe the bonding capacity presently provided by our current sureties is adequate for our current operations and will be adequate for our operations for the foreseeable future. As of September 30, 2012, we had cash totaling $1.0 million to collateralize our obligations to certain of our previous sureties (as is included in Other Non-Current Assets in our Consolidated Balance Sheet). Posting letters of credit in favor of our sureties reduces the borrowing availability under our 2012 Credit Facility.

Other Commitments and Contingencies

Some of our customers and vendors require us to post letters of credit as a means of guaranteeing performance under our contracts and ensuring payment by us to subcontractors and vendors. If our customer has reasonable cause to effect payment under a letter of credit, we would be required to reimburse our creditor for the letter of credit. At September 30, 2012, $630 of our outstanding letters of credit were to collateralize our vendors.

On January 9, 2012, we entered into a settlement agreement with regard to $2,000 of collateral held by a surety who previously issued construction payment and performance bonds for us. The agreement called for a total

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

settlement of $2,200 to be paid in monthly installments through February 2013. In the event of default, we are entitled to file and execute upon an agreed judgment in our favor in the amount of $2,450. As of September 30, 2012, we have received payments of $175, which is not in accordance with the payment plan. On August 7, 2012, we reached an amended agreement with the surety and did not file the agreed judgment. The amended agreement provides for additional collateral and calls for the total settlement amount of $2,025 ($2,200 less the $175 already received) to be paid in monthly installments beginning September 30, 2012 through July 2014 with an interest rate of 12%. The terms of the agreed judgment remain the same. Collection of this debt is deemed probable, but there is a risk of loss ranging from $0 to $1,725, the recorded value as of the filing of this annual report on Form 10-K. While the surety failed to make timely payments on the first two payment dates under the amended settlement agreement, the surety ultimately made the payments prior to a payment default, first through an amendment of terms adjusting the payment schedule to begin in October 2012 at a higher monthly rate and then, for the second payment, by making the payment during the specified cure period under the settlement agreement. To date, we have made no adjustment to the outstanding receivable balance, which was $1,825 as of September 30, 2012, and, in any event, intend to aggressively pursue full payment. In the event the surety breaches the agreement and fails to make payment to us, we intend to file the agreed judgment in the amount of $2,450, less payment made to the date of such filing, which potentially would result in additional income of $450.

Between October 2004 and September 2005, we sold all or substantially all of the assets of certain of our wholly-owned subsidiaries. As these sales were assets sales, rather than stock sales, we may be required to fulfill obligations that were assigned or sold to others, if the purchaser is unwilling or unable to perform the transferred liabilities. If this were to occur, we would seek reimbursement from the purchasers. These potential liabilities will continue to diminish over time. To date, we have not been required to perform on any projects sold under this divestiture program.

From time to time, we may enter into firm purchase commitments for materials such as copper or aluminum wire which we expect to use in the ordinary course of business. These commitments are typically for terms less than one year and require us to buy minimum quantities of materials at specific intervals at a fixed price over the term. As of September 30, 2012, we had no such open purchase commitments.

17.   DISCONTINUED OPERATIONS

In 2011, we initiated the closure of all or portions of our Commercial & Industrial and Communications facilities in Arizona, Florida, Iowa, Louisiana, Maryland, Massachusetts, Nevada and Texas. These facilities were a key aspect of our commitment to return the Company to profitability and selected based on their current business prospects and the extended time frame needed to return the facilities to a profitable position. From the time of identification through September 30, 2012 we have sub-leased or terminated our lease contracts for leased facilities. We have satisfied substantially all of our contracts through either the subcontracting or self-performance. We have substantially concluded the closure of these facilities as of September 30, 2012. Results from operations of these facilities for the years ended September 30, 2012, 2011, and 2010 are presented in our Consolidated Statements of Operations as discontinued operations.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The components of the results of discontinued operations for these facilities are as follows:

	Years Ended September 30,
	2012	2011	2010
Revenues	$16,279	$69,222	$80,999
Cost of services	20,941	78,220	79,049

Gross profit	(4,662)	(8,998)	1,950
Selling, general and administrative	2,557	5,536	10,627
Loss (gain) on sale of assets	769	(28)	(47)
Restructuring charge	1,170	3,785	—
Other (income) expense	—	(3)	(91)

Loss from discontinued operations	(9,158)	(18,288)	(8,539)
(Benefit) provision for income taxes	(11)	(26)	5

Net loss from discontinued operations	$(9,147)	$(18,262)	$(8,544)

Included in the Consolidated Balance Sheets at September 30, 2012 and 2011 are the following major classes of assets and liabilities associated with discontinued operations:

	Years Ended September 30,
	2012	2011
Assets of discontinued operations:
Current	$6,127	$21,030
Noncurrent	—	1,826
Liabilities of discontinued operations:
Current	$3,005	$14,268

18.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly financial information for the years ended September 30, 2012 and 2011, are summarized as follows:

	Fiscal Year Ended September 30, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$108,998	$107,608	$116,128	$123,381
Gross profit	$13,193	$13,789	$14,256	$16,814
Net income (loss) from continuing operations	$192	$(1,186)	$(1,213)	$(448)
Net loss from discontinued operations	$(3,913)	$(2,245)	$(1,963)	$(1,026)
Net loss	$(3,721)	$(3,431)	$(3,176)	$(1,474)
Loss per share from continuing operations:
Basic	$0.01	$(0.08)	$(0.08)	$(0.03)
Diluted	$0.01	$(0.08)	$(0.08)	$(0.03)
Loss per share from discontinued operations:
Basic	$(0.27)	$(0.15)	$(0.13)	$(0.07)
Diluted	$(0.27)	$(0.15)	$(0.13)	$(0.07)
Earnings loss per share:
Basic	$(0.26)	$(0.23)	$(0.22)	$(0.10)
Diluted	$(0.26)	$(0.23)	$(0.22)	$(0.10)

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The sum of the individual quarterly earnings per share amounts may not agree with year-to-date earnings per share as each period’s computation is based on the weighted average number of shares outstanding during the period.

	Fiscal Year Ended September 30, 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$91,161	$100,033	$104,286	$110,661
Gross profit	$10,603	$6,868	$12,983	$13,929
Net income (loss) from continuing operations	$(3,353)	$(9,629)	$(3,172)	$(3,406)
Net loss from discontinued operations	$(946)	$(502)	$(8,203)	$(8,612)
Net loss	$(4,299)	$(10,131)	$(11,375)	$(12,018)
Loss per share from continuing operations:
Basic	$(0.23)	$(0.66)	$(0.22)	$(0.23)
Diluted	$(0.23)	$(0.66)	$(0.22)	$(0.23)
Loss per share from discontinued operations:
Basic	$(0.07)	$(0.03)	$(0.57)	$(0.59)
Diluted	$(0.07)	$(0.03)	$(0.57)	$(0.59)
Earnings loss per share:
Basic	$(0.30)	$(0.70)	$(0.78)	$(0.83)
Diluted	$(0.30)	$(0.70)	$(0.78)	$(0.83)

The sum of the individual quarterly earnings per share amounts may not agree with year-to-date earnings per share as each period’s computation is based on the weighted average number of shares outstanding during the period.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands, Except Share Information)

	March 31, 2013	September 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,458	$18,729
Restricted cash	7,052	7,155
Accounts receivable:
Trade, net of allowance of $1,301 and $1,788, respectively	72,745	76,259
Retainage	15,205	17,004
Inventories	12,109	15,141
Costs and estimated earnings in excess of billings on uncompleted contracts	6,647	8,180
Assets held for sale	1,110	1,110
Prepaid expenses and other current assets	4,257	3,807

Total current assets	132,583	147,385

LONG-TERM RECEIVABLE, net of allowance of $0 and $0, respectively	213	259
PROPERTY AND EQUIPMENT, net	5,720	6,480
GOODWILL	8,574	4,446
INTANGIBLE ASSETS, net of amortization of $82	808	—
GOODWILL AND INTANGIBLE ASSETS	9,382	4,446
OTHER NON-CURRENT ASSETS, net	5,355	6,143

Total assets	$153,253	$164,713

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$4,163	$456
Current maturities of long-term debt, related party	—	10,000

Current maturities of long-term debt, total	4,163	10,456
Accounts payable and accrued expenses	66,667	68,673
Billings in excess of costs and estimated earnings on uncompleted contracts	20,220	25,255

Total current liabilities	91,050	104,384

LONG-TERM DEBT, net of current maturities	2,292	24
LONG-TERM DEFERRED TAX LIABILITY	285	285
OTHER NON-CURRENT LIABILITIES	6,606	6,863

Total liabilities	100,233	111,556

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 15,407,802 and 15,407,802 shares issued and 15,105,846 and 14,977,400 outstanding, respectively	154	154
Treasury stock, at cost, 301,956 and 430,402 shares, respectively	(2,839)	(4,546)
Additional paid-in capital	162,590	163,871
Accumulated other comprehensive income	27	—
Retained deficit	(106,912)	(106,322)

Total stockholders’ equity	53,020	53,157

Total liabilities and stockholders’ equity	$153,253	$164,713

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In Thousands, Except Share Information)

	Three Months Ended March 31,
	2013	2012
Revenues	$121,995	$107,608
Cost of services	105,999	93,819

Gross profit	15,996	13,789
Selling, general and administrative expenses	16,606	14,407
Gain on sale of assets	(21)	(19)

Loss from operations	(589)	(599)

Interest and other (income) expense:
Interest expense	449	543
Interest income	(113)	(8)
Other (income) expense, net	(38)	1

Interest and other expense, net	298	536

Loss from continuing operations before income taxes	(887)	(1,135)
Provision (benefit) for income taxes	53	51

Net loss from continuing operations	$(940)	$(1,186)

Discontinued operations (Note 12)
Loss from discontinued operations	(152)	(2,214)
(Benefit) provision for income taxes	9	31

Net loss from discontinued operations	(161)	(2,245)

Net loss	$(1,101)	$(3,431)

Unrealized gain on interest hedge, before tax	27	—
Income tax related to unrealized gain on interest hedge	—	—

Comprehensive loss	$(1,074)	$(3,431)

Loss per share:
Continuing operations	$(0.06)	$(0.08)
Discontinued operations	$(0.01)	$(0.15)

Basic	$(0.07)	$(0.23)
Diluted loss per share:
Continuing operations	$(0.06)	$(0.08)
Discontinued operations	$(0.01)	$(0.15)

Diluted	$(0.07)	$(0.23)
Shares used in the computation of loss per share
Basic	14,909,896	14,638,678
Diluted	14,909,896	14,638,678

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In Thousands, Except Share Information)

	Six Months Ended March 31,
	2013	2012
Revenues	$249,259	$216,606
Cost of services	215,283	189,624

Gross profit	33,976	26,982
Selling, general and administrative expenses	31,528	27,091
Gain on sale of assets	(40)	(155)

Income from operations	2,488	46

Interest and other (income) expense:
Interest expense	1,055	1,088
Interest income	(125)	(15)
Other (income) expense, net	1,696	(64)

Interest and other expense, net	2,626	1,009

Loss from continuing operations before income taxes	(138)	(963)
Provision (benefit) for income taxes	168	32

Net loss from continuing operations	$(306)	$(995)

Discontinued operations (Note 12)
Loss from discontinued operations	(290)	(5,940)
(Benefit) provision for income taxes	(6)	218

Net loss from discontinued operations	(284)	(6,158)

Net loss	$(590)	$(7,153)

Unrealized gain on interest hedge, before tax	27	—
Income tax related to unrealized gain on interest hedge	—	—

Comprehensive loss	$(563)	$(7,153)

Loss per share:
Continuing operations	$(0.02)	$(0.07)
Discontinued operations	$(0.02)	$(0.42)

Basic	$(0.04)	$(0.49)
Diluted loss per share:
Continuing operations	$(0.02)	$(0.07)
Discontinued operations	$(0.02)	$(0.42)

Diluted	$(0.04)	$(0.49)
Shares used in the computation of loss per share
Basic	14,855,313	14,603,693
Diluted	14,855,313	14,603,693

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands)

	Six Months Ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(590)	$(7,153)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	(488)	(576)
Deferred financing cost amortization	(353)	(9)
Depreciation and amortization	1,078	1,058
Reserve for uncollectible surety deposit	1,725	—
Loss (gain) on sale of assets	32	(9)
Share based compensation expense	773	276
Unrealized gain on interest swap	27	—
Changes in operating assets and liabilities
Accounts receivable	1,063	16,829
Inventories, net	3,032	(3,276)
Costs and estimated earnings in excess of billings	1,533	209
Prepaid expenses and other current assets	880	(571)
Other non-current assets	82	(40)
Increase, (decrease) in-
Accounts payable and accrued expenses	(3,367)	(14,131)
Billings in excess of costs and estimated earnings	(5,035)	(504)
Other non-current liabilities	686	98

Net cash provided by (used in) operating activities	1,078	(7,799)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(46)	(978)
Cash paid in conjunction with business combination	(828)	—

Net cash provided by (used in) investing activities	(874)	(978)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(10,233)	(128)
Issuance of debt	5,000	—
Purchase of treasury stock	(346)	(94)
Change in restricted cash	104	(8,812)

Net cash used in financing activities	(5,475)	(9,034)

NET INCREASE (DECREASE) IN CASH EQUIVALENTS	(5,271)	(17,811)
CASH AND CASH EQUIVALENTS, beginning of period	18,729	35,577

CASH AND CASH EQUIVALENTS, end of period	$13,458	$17,766

	2013	2012
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, net	$299	$560
Cash paid for income taxes	$142	$137

The accompanying notes are an integral part of these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

1. BUSINESS

Description of the Business

Integrated Electrical Services, Inc., a Delaware corporation, is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. We operate primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, we provide services from our 56 domestic locations as of March 31, 2013. Our operations are organized into three principal business segments, based upon the nature of our current products and services:

•	Communications– Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential– Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

•

Commercial & Industrial– Provider of electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

The words “IES”, the “Company”, “we”, “our”, and “us” refer to Integrated Electrical Services, Inc. and, except as otherwise specified herein, to our wholly-owned subsidiaries.

Our Communications segment is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, high-tech manufacturing, educational and information technology industries. We also provide the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. We perform services across the United States from our ten offices, which includes our Communications headquarters located in Tempe, Arizona, allowing for dedicated onsite maintenance teams at our customer’s sites.

Our Residential segment provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to our core electrical construction work, the Residential segment has expanded its offerings by providing services for the installation of residential solar power, smart meters, electric car charging stations and stand-by generators, both for new construction and existing residences. The Residential segment is made up of 28 total locations, which includes our Residential headquarters in Houston. These segment locations geographically cover Texas, California, the Sun-Belt, and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Our Commercial & Industrial segment is one of the largest providers of electrical contracting services in the United States. The segment offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial segment consists of 18 total locations, which includes our Commercial & Industrial headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region. Services include the design of electrical systems within a building or complex, procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. We focus on projects that require special expertise, such as design-and-build projects that utilize the capabilities of our in-house experts, or projects which require specific market expertise, such as transmission and distribution and

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

power generation facilities. We also focus on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. We provide services for a variety of projects, including: high-rise residential and office buildings, power plants, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities, municipal infrastructure and health care facilities, and residential developments. Our utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Our maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short term economic fluctuations.

Sale of Non-Strategic Manufacturing Facility

On November 30, 2010, a subsidiary of the Company sold substantially all the assets and certain liabilities of a non-strategic manufacturing facility engaged in manufacturing and selling fabricated metal buildings housing electrical equipment, such as switchgears, motor starters and control systems, to Siemens Energy, Inc. As part of this transaction, Siemens Energy, Inc. also acquired the real property upon which the fabrication facilities are located from a subsidiary of the Company. The transaction was completed on December 10, 2010 for a purchase price of $10,086 at which time we recognized a gain of $6,763.

Sale of Non-Core Electrical Distribution Facility

On February 28, 2011, Key Electrical Supply, Inc. a wholly owned subsidiary of the Company, sold substantially all the assets and certain liabilities of a non-core electrical distribution facility engaged in distributing wiring, lighting, electrical distribution, power control and generators for residential and commercial applications to Elliot Electric Supply, Inc. for a purchase price of $6,676. The loss on this transaction was immaterial.

Related Party Transactions

On December 12, 2007, we entered into a $25,000 senior subordinated loan agreement with Tontine Capital Partners, L.P. and its affiliates (collectively, “Tontine”), our controlling shareholder (the “Tontine Term Loan”). The Tontine Term Loan bore interest at 11.0% per annum and was due on May 15, 2013. Interest was payable quarterly in cash or in-kind at our option. Any interest paid in-kind also bore interest at 11.0% in addition to the loan principal. On April 30, 2010, we prepaid $15,000 of principal on the Tontine Term Loan. On May 1, 2010, Tontine assigned the Tontine Term Loan to Tontine Capital Overseas Master Fund II, L.P, also a related party. On February 13, 2013, we repaid the remaining $10,000 of principal on the Tontine Term Loan with existing cash on hand and proceeds from our $5,000 term loan with Wells Fargo Bank, National Association (“Wells Fargo”).

The Tontine Term Loan was subordinated to the 2012 Credit Facility. The Tontine Term Loan was an unsecured obligation of the Company and its subsidiary borrowers and contained no financial covenants or restrictions on dividends or distributions to stockholders. The Tontine Term Loan was amended on August 9, 2012 in connection with the Company entering into the 2012 Credit Facility. The amendment did not materially impact the Company’s obligations under the Tontine Term Loan. For a description of the 2012 Credit Facility, please see Note 4 “Debt – The 2012 Revolving Credit Facility” in the Notes to these Consolidated Financial Statements.

While Tontine is subject to restrictions under federal securities laws on sales of its shares as an affiliate, Tontine is party to a Registration Rights Agreement with the Company under which it has the ability, subject to certain

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

restrictions, to demand registration of its shares in order to permit unrestricted sales of those shares. On February 20, 2013, pursuant to the Registration Rights Agreement, Tontine delivered a request to the Company for registration of all of its shares of IES common stock, and on February 21, 2013, the Company filed a shelf registration statement (as amended, the “Shelf Registration Statement”) to register Tontine’s shares. The Shelf Registration Statement has not been declared effective, and remains subject to review and comment, by the SEC. Once the Shelf Registration Statement is declared effective and for so long as it remains effective, Tontine will have the ability to resell any or all of its shares from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement.

On March 13, 2013, the Company and MISCOR Group, Ltd., an Indiana corporation, (“MISCOR”) announced that they had entered into an Agreement and Plan of Merger, dated March 13, 2013 (the “Merger Agreement”), pursuant to which IES will acquire 100% of the common stock of MISCOR in a stock and cash transaction. As of March 31, 2013, Tontine beneficially owned 49.9% of the issued and outstanding shares of MISCOR common stock. Given Tontine’s significant holdings in both the Company and MISCOR, only the disinterested members of the IES Board of Directors voted on, and unanimously approved, the Merger Agreement. In addition, MISCOR established a special committee of independent directors that voted on and approved the Merger Agreement and recommended approval of the Merger Agreement by the full MISCOR board of directors. After receiving approval from the special committee, the disinterested members of the MISCOR board of directors unanimously approved the Merger Agreement. For additional information on the proposed Merger with MISCOR, please see “Subsequent Events” below.

On March 29, 2012, we entered into a sublease agreement with Tontine Associates, LLC, an affiliate of our controlling shareholder, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6. The lease has terms at market rates and payments by the Company are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

Summary of Significant Accounting Policies

These unaudited consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the financial position as of, and the results of operations for, the periods presented. All adjustments are considered to be normal and recurring unless otherwise described herein. Interim period results are not necessarily indicative of results of operations or cash flows for the full year. During interim periods, we follow the same accounting policies disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012. Please refer to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, when reviewing our interim financial results set forth herein.

Adoption of New Accounting Pronouncement

In June 2011, the FASB issued amended authoritative guidance associated with comprehensive income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income.

We will adopt this requirement effective October 1, 2013. This amendment to the authoritative guidance associated with comprehensive income was effective for the Company on October 1, 2012 and have been applied retrospectively. We have adopted a single continuous statement of comprehensive income.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, investments, accounts payable, a line of credit, notes payable issued to finance our insurance policies, and a term loan with Wells Fargo Bank. We believe that the carrying value of financial instruments, with the exception of the Tontine Term Loan and our cost method investment in EnerTech Capital Partners II L.P. (“EnerTech”), in the accompanying Consolidated Balance Sheets approximates their fair value due to their short-term nature. While the carrying value of the Tontine Term Loan was zero at March 31, 2013, we estimated the fair value using level 3 inputs, including an estimated interest rate reflecting current market conditions during prior periods. For additional information, please refer to Note 4, “Debt – The Tontine Term Loan” in the Notes to these Consolidated Financial Statements.

We estimate that the fair value of our investment in EnerTech (Level 3) is $1,045 at March 31, 2013. For additional information, please refer to Note 8, “Securities and Equity Investments – Investment in EnerTech-Capital Partners II L.P.” in the Notes to these Consolidated Financial Statements.

We estimate that the fair value of our interest rate swap agreement with Wells Fargo Bank, N.A. (Level 2) is $27 at March 31, 2013. For additional information, please refer to Note 14, “Derivative Investments” in the Notes to these Consolidated Financial Statements.

We entered into a contingent consideration agreement in conjunction with the Acro Asset Purchase Agreement, wherein we have agreed to pay 5% of eligible revenues earned during the twelve month period commencing March 31, 2013. We estimate the fair value of the contingent consideration (Level 3) is $665 at March 31, 2013. The fair value of this contingent liability will vary depending on actual revenues earned.

Goodwill

Goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. These impairment tests are required to be performed at least annually. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. On an ongoing basis (absent any impairment indicators), we perform an impairment test annually using a measurement date of September 30.

Asset Impairment

During the fiscal year ended September 30, 2012, the Company recorded a pretax non-cash asset impairment charge of $688 related to real estate held by our Commercial & Industrial segment. The real estate was held within a location selected for closure during 2011. This impairment was to adjust the carrying value of real estate held for sale to the estimated current market value less expected selling expenses, the value at which we expected to sell this real estate within one year. The real estate is classified as assets held for sale within our Consolidated Balance Sheets.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used in our revenue recognition of construction in progress, fair value assumptions in analyzing goodwill, investments, long-lived asset impairments and adjustments, allowance for doubtful accounts receivable, stock-based compensation, reserves for legal matters, realizability of deferred tax assets, and self-insured claims liabilities and related reserves.

Tax Provision

A reliable estimate of the annual effective tax rate cannot be determined. Therefore, the Company is using year to date income tax expense to determine the income tax provision for the three months and six months ended March 31, 2013.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We use restricted cash to collateralize our letters of credit.

Seasonality and Quarterly Fluctuations

Results of operations from our Residential construction segment are seasonal, depending on weather trends, with typically higher revenues generated during spring and summer and lower revenues during fall and winter. The Communications and Commercial & Industrial segments of our business are less subject to seasonal trends, as work in these segments generally is performed inside structures protected from the weather. Our service and maintenance business is generally not affected by seasonality. In addition, the construction industry has historically been highly cyclical. Our volume of business may be adversely affected by declines in construction projects resulting from adverse regional or national economic conditions. Quarterly results may also be materially affected by the timing of new construction projects. Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

2. CONTROLLING SHAREHOLDER

On April 30, 2010, we prepaid $15,000 of the original $25,000 principal outstanding on the Tontine Term Loan. On February 12, 2013, we entered into the Amendment to the 2012 Credit Facility pursuant to which, Wells Fargo provided the Company with a $5,000 term loan. On February 13, 2013, we repaid the remaining $10,000 of principal on the Tontine Term Loan with existing cash on hand and proceeds from the Wells Fargo Term Loan. For a description of the Amendment and the Wells Fargo Term Loan, please see Note 4, “Debt—The 2012 Revolving Credit Facility” in the Notes to these Consolidated Financial Statements.

While Tontine is subject to restrictions under federal securities laws on sales of its shares as an affiliate, Tontine is party to a Registration Rights Agreement with the Company under which it has the ability, subject to certain restrictions, to demand registration of its shares in order to permit unrestricted sales of those shares. On February 20, 2013, pursuant to the Registration Rights Agreement, Tontine delivered a request to the Company for registration of all of its shares of IES common stock, and on February 21, 2013, the Company filed the Shelf Registration Statement to register Tontine’s shares. The Shelf Registration Statement has not been declared

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

effective, and remains subject to review and comment, by the SEC. Once the Shelf Registration Statement is declared effective and for so long as it remains effective, Tontine will have the ability to resell any or all of its shares from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement.

Should Tontine sell or exchange all or a portion of its position in IES, a change in ownership could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses (“NOLs”) for federal and state income tax purposes. On January 28, 2013, the Company implemented a tax benefit protection plan (the “NOL Rights Plan”) that is designed to deter an acquisition of the Company’s stock in excess of a threshold amount that could trigger a change of control within the meaning of Internal Revenue Code Section 382. The NOL Rights Plan was filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on January 28, 2013 and any description thereof is qualified in its entirety by the terms of the NOL Rights Plan. There can be no assurance that the NOL Rights Plan will be effective in deterring a change of control or protecting the NOLs. Furthermore, a change in control would trigger the change of control provisions in a number of our material agreements, including our 2012 Credit Facility, bonding agreements with our sureties and certain employment contracts with certain officers and employees of the Company.

3. STRATEGIC ACTIONS

The 2011 Restructuring Plan

In the second quarter of our 2011 fiscal year, we began a restructuring program (the “2011 Restructuring Plan”) that was designed to consolidate operations within our Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, we began the closure of certain underperforming facilities within our Commercial & Industrial operations. The 2011 Restructuring Plan was a key element of our commitment to return the Company to profitability.

The facilities directly affected by the 2011 Restructuring Plan are in several locations throughout the country, including Arizona, Florida, Iowa, Massachusetts, Louisiana, Nevada and Texas. These facilities were selected due to business prospects at that time and the extended time frame needed to return the facilities to a profitable position. Closure costs associated with the 2011 Restructuring Plan included equipment and facility lease termination expenses, incremental management consulting expenses and severance costs for employees. The Company is in the final stages of winding down these facilities. As part of our restructuring charges reported within discontinued operations for our Commercial & Industrial segment we recognized $(4) and $35 in severance reversals and costs, $61 and $764 in consulting services, and zero and $65 in costs related to lease terminations for the six months ended March 31, 2013 and 2012, respectively.

The 2011 Restructuring Plan pertains only to our Commercial & Industrial segment. The following table summarizes the activities related to our restructuring activities by component:

	Severance	Consulting	Lease Termination
	Charges	Charges	& Other Charges	Total
Restructuring liability at September 30, 2012	$201	$10	$329	$540
Restructuring charges (reversals) incurred	(4)	61	—	57
Cash payments made	(17)	(70)	(126)	(213)

Restructuring liability at March 31, 2013	$180	$1	$203	$384

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

4. DEBT

Debt consists of the following:

	March 31,	September 30,
	2013	2012
Tontine Term Loan, due May 15, 2013, bearing interest at 11.00%	$—	$10,000
Wells Fargo Term Loan, paid in installments thru Feb 12, 2015, bearing interest at 6% + 3 Month LIBOR	4,792	—
Insurance Financing Agreements, bearing interest between 1.99% to 2.75%	1,502	196
Capital leases and other	161	284

Total debt	6,455	10,480
Less — Short-term debt and current maturities of long-term debt	(4,163)	(10,456)

Total long-term debt	$2,292	$24

Future payments on debt at March 31, 2013 are as follows:

	Capital Leases and Other	Insurance Financing	Term Debt	Total
2013	159	1,502	1,250	2,911
2014	26	—	2,500	2,526
2015	—	—	1,042	1,042
2016	—	—	—	—
Thereafter	—	—	—	—
Less: Imputed Interest	(24)	—	—	(24)

Total	$161	$1,502	$4,792	$6,455

For the three months ended March 31, 2013 and 2012, we incurred interest expense of $449 and $543, respectively. For the six months ended March 31, 2013 and 2012, we incurred interest expense of $1,055 and $1,088, respectively.

The 2012 Revolving Credit Facility

On August 9, 2012, we entered into a Credit and Security Agreement (the “Credit Agreement”), for a $30,000 revolving credit facility (the “2012 Credit Facility”) with Wells Fargo. The 2012 Credit Facility originally matured on August 9, 2015, unless earlier terminated. On February 12, 2013, we entered into an amendment of our 2012 Credit Facility with Wells Fargo (the “Amendment”). The Amendment extends the term of the 2012 Credit Facility to August 9, 2016 and adds IES Renewable Energy, LLC as a borrower on the 2012 Credit Facility. In addition, pursuant to the Amendment, Wells Fargo provided the Company with a $5,000 term loan (the “Wells Fargo Term Loan”). The Credit Agreement was filed as an exhibit to our Annual Report on Form 10-K for the year ended September 30, 2012, and any description thereof is qualified in its entirety by the terms of the Credit Agreement, and the Amendment was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, and any description thereof is qualified in its entirety by the terms of the Amendment. For a description of the proposed Acquisition Term Loan with Wells Fargo, please see Note 15, “Subsequent Events” in the Notes to these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The 2012 Credit Facility contains customary affirmative, negative and financial covenants. The 2012 Credit Facility requires that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability (as defined in the Credit Agreement) is less than $20,000 or Excess Availability is less than $7,500.

Borrowings under the 2012 Credit Facility may not exceed a “borrowing base” that is determined monthly by our lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2012 Credit Facility, amounts outstanding other than amounts outstanding on the Wells Fargo Term Loan bear interest at a per annum rate equal to a Daily Three Month LIBOR (as defined in the Credit Agreement), plus an interest rate margin, which is determined quarterly, based on the following thresholds:

Level	Thresholds	Interest Rate Margin
I	Liquidity ≤ $20,000 at any time during the period; or Excess Availability ≤ $7,500 at any time during the period; or Fixed charge coverage ratio < 1.0:1.0	4.00 percentage points

II	Liquidity > $20,000 at all times during the period; and Liquidity ≤ $30,000 at any time during the period; and Excess Availability $7,500; and Fixed charge coverage ratio > 1.0:1.0	3.50 percentage points

III	Liquidity > $30,000 at all times during the period	3.00 percentage points

While borrowings under the Wells Fargo Term Loan bear interest at a per annum rate equal to Daily Three Month LIBOR plus 6.00%, the Company and Wells Fargo entered into an interest rate swap agreement on March 1, 2013, whereby the Company has caused the interest rate for borrowings under the Wells Fargo Term Loan to be fixed at 7.00% per annum. Interest is payable in monthly installments over a 24-month period. The Company may prepay the Wells Fargo Term Loan in part or in whole prior to its stated maturity upon the payment of the outstanding principal amount, accrued but unpaid interest and prepayment fees.

In addition, under the 2012 Credit Facility, we are charged monthly in arrears for (1) an unused commitment fee of 0.50% per annum, (2) a collateral monitoring fee ranging from $1 to $2, based on the then-applicable interest rate margin, (3) a letter of credit fee based on the then-applicable interest rate margin and (4) certain other fees and charges as specified in the Credit Agreement.

The 2012 Credit Facility is guaranteed by our subsidiaries and secured by first priority liens on substantially all of our subsidiaries’ existing and future acquired assets, exclusive of collateral provided to our surety providers. The 2012 Credit Facility also restricts us from paying cash dividends and places limitations on our ability to repurchase our common stock. On February 13, 2013, we repaid the remaining $10,000 of principal on the Tontine Term Loan plus accrued interest with existing cash on hand and proceeds from the Wells Fargo Term Loan.

At March 31, 2013, we had $16,466 available to us under the 2012 Credit Facility, $7,052 in outstanding letters of credit with Wells Fargo and no outstanding borrowings outside the Wells Fargo Term Loan. The terms surrounding the 2012 Credit Facility agreement with Wells Fargo require that we cash collateralize 100% of our letter of credit balance. As such, we have $7,052 classified as restricted cash within the Balance Sheet as of March 31, 2013.

At March 31, 2013, we were subject to the financial covenant under the 2012 Credit Facility requiring that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

unrestricted cash and cash equivalents on hand plus Excess Availability is less than $20,000 or Excess Availability is less than $7,500. As of March 31, 2013, our aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability was in excess of $20,000 and Excess Availability was in excess of $7,500; had we not met these thresholds at March 31, 2013, we would not have met the required 1.0:1.0 fixed charge coverage ratio test.

While we expect to meet our financial covenants, in the event that we are not able to meet the covenants of our 2012 Credit Facility in the future and are unsuccessful in obtaining a waiver from our lenders, the Company expects to have adequate cash on hand to fully collateralize our outstanding letters of credit and to provide sufficient cash for ongoing operations.

The 2006 Revolving Credit Facility

On May 12, 2006, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”), for a revolving credit facility (the “2006 Credit Facility”) with Bank of America, N.A. and certain other lenders. On August 9, 2012, the 2006 Credit Facility was replaced by the 2012 Credit Facility. The 2006 Credit Facility and its amendments are filed as Exhibits to this Form 10-K and any descriptions thereof are qualified in their entirety by the terms of the 2006 Credit Facility or its respective amendments. On May 7, 2008, we renegotiated the terms of our 2006 Credit Facility and entered into an amended agreement with the same financial institutions. On April 30, 2010, we renegotiated the terms of, and entered into an amendment to the Loan and Security Agreement pursuant to which the maturity date was extended to May 31, 2012. In connection with the amendment, we incurred an amendment fee of $200, which was amortized over 24 months.

On December 15, 2011, we renegotiated the terms of, and entered into an amendment to, the Loan and Security Agreement without incurring termination charges. Under the terms of the amended 2006 Credit Facility, the size of the facility was reduced to $40,000 and the maturity date was extended to November 12, 2012. Under the terms of the amended 2006 Credit Facility, we were required to cash collateralize all of our letters of credit issued by the banks. The cash collateral was added to the borrowing base calculation at 100% throughout the term of the agreement. The 2006 Credit Facility required that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash on hand plus availability was less than $25,000 and, thereafter, until such time as our aggregate amount of unrestricted cash on hand plus availability had been at least $25,000 for a period of 60 consecutive days. The amended Agreement also called for cost of borrowings of 4.0% over LIBOR per annum. Cost for letters of credit was the same as borrowings and also included a 25 basis point “fronting fee.” All other terms and conditions remained unchanged. In connection with the amendment, we incurred an amendment fee of $60 which, together with unamortized balance of the prior amendment was amortized using the straight line method through August 30, 2012.

The 2006 Credit Facility was guaranteed by our subsidiaries and secured by first priority liens on substantially all of our subsidiaries’ existing and future acquired assets, exclusive of collateral provided to our surety providers. The 2006 Credit Facility contained customary affirmative, negative and financial covenants. The 2006 Credit Facility also restricted us from paying cash dividends and placed limitations on our ability to repurchase our common stock.

Borrowings under the 2006 Credit Facility could not exceed a “borrowing base” that was determined monthly by our lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2006 Credit Facility in effect as of August 30, 2012, interest for loans and letter of credit fees was based on

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

our Total Liquidity, which is calculated for any given period as the sum of average daily availability for such period plus average daily unrestricted cash on hand for such period as follows:

Annual Interest Rate for
Total Liquidity	Annual Interest Rate for Loans	Letters of Credit

Greater than or equal to $60,000	LIBOR plus 3.00% or Base Rate plus 1.00%	3.00% plus 0.25% fronting fee

Greater than $40,000 and less than $60,000	LIBOR plus 3.25% or Base Rate plus 1.25%	3.25% plus 0.25% fronting fee

Less than or equal to $40,000	LIBOR plus 3.50% or Base Rate plus 1.50%	3.50% plus 0.25% fronting fee

For the three months ended March 31, 2012, we paid no interest for loans under the 2006 Credit Facility and had a weighted average interest rate, including fronting fees, of 3.75% for letters of credit. In addition, we were charged monthly in arrears (1) an unused commitment fee of 0.50%, and (2) certain other fees and charges as specified in the Loan and Security Agreement, as amended.

As of August 9, 2012, we were subject to the financial covenant under the 2006 Credit Facility requiring that we maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that our aggregate amount of unrestricted cash on hand plus availability is less than $25,000 and, thereafter, until such time as our aggregate amount of unrestricted cash on hand plus availability has been at least $25,000 for a period of 60 consecutive days. As of August 9, 2012, our Total Liquidity was in excess of $25,000.

The Tontine Term Loan

On December 12, 2007, we entered into the Tontine Term Loan, a $25,000 senior subordinated loan agreement, with Tontine, which the Company terminated and prepaid in full subsequent to the first quarter of fiscal 2013, as further described below.

The Tontine Term Loan bore interest at 11.0% per annum and was due on May 15, 2013. Interest was payable quarterly in cash or in-kind at our option. Any interest paid in-kind would bear interest at 11.0% in addition to the loan principal. The Tontine Term Loan was subordinated to the 2012 Credit Facility. The Tontine Term Loan was an unsecured obligation of the Company and its subsidiary borrowers and contained no financial covenants or restrictions on dividends or distributions to stockholders. The Tontine Term Loan was amended on August 9, 2012 in connection with the Company entering into the 2012 Credit Facility. The amendment did not materially impact the Company’s obligations under the Tontine Term Loan.

On April 30, 2010, we prepaid $15,000 of principal on the Tontine Term Loan. On May 1, 2010, Tontine assigned the Tontine Term Loan to Tontine Capital Overseas Master Fund II, L.P, also a related party. Pursuant to its terms, we were permitted to repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility. On February 13, 2013, we repaid the remaining $10,000 of principal on the Tontine Term Loan, plus accrued interest, with existing cash on hand and proceeds from the Wells Fargo Term Loan.

Capital Lease

The Company leases certain equipment under agreements, which are classified as capital leases and included in property, plant and equipment. Amortization of this equipment for the three and six months ended March 31, 2013 and 2012 was $46 and $91, respectively.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

5. PER SHARE INFORMATION

Basic earnings per share is calculated as income (loss) available to common stockholders, divided by the weighted average number of common shares outstanding during the period. If the effect is dilutive, participating securities are included in the computation of basic earnings per share. Our participating securities do not have a contractual obligation to share in the losses in any given period. As a result, these participating securities will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method.

The following table reconciles the components of the basic and diluted income (loss) per share for the three and six months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012
Numerator:
Net loss from continuing operations attributable to common shareholders	$(940)	$(1,186)
Net loss from continuing operations attributable to restricted shareholders	$—	$—

Net loss from continuing operations	$(940)	$(1,186)

Net loss from discontinued operations attributable to common shareholders	$(161)	$(2,245)
Net loss from discontinued operations attributable to restricted shareholders	$—	$—

Net loss from discontinued operations	$(161)	$(2,245)

Net loss attributable to common shareholders	$(1,101)	$(3,431)
Net loss attributable to restricted shareholders	$—	$—

Net loss	$(1,101)	$(3,431)

Denominator:
Weighted average common shares outstanding — basic	14,909,896	14,638,678
Effect of dilutive stock options and non-vested restricted stock	—	—

Weighted average common and common equivalent shares outstanding — diluted	14,909,896	14,638,678

Basic loss per share:
Basic loss per share from continuing operations	$(0.06)	$(0.08)
Basic loss per share from discontinued operations	$(0.01)	$(0.15)
Basic loss per share	$(0.07)	$(0.23)
Diluted loss per share:
Diluted loss per share from continuing operations	$(0.06)	$(0.08)
Diluted loss per share from discontinued operations	$(0.01)	$(0.15)
Diluted loss per share	$(0.07)	$(0.23)

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

	Six Months Ended March 31,
	2013	2012
Numerator:
Net loss from continuing operations attributable to common shareholders	$(306)	$(995)
Net loss from continuing operations attributable to restricted shareholders	$—	$—

Net loss from continuing operations	$(306)	$(995)

Net loss from discontinued operations attributable to common shareholders	$(284)	$(6,158)
Net loss from discontinued operations attributable to restricted shareholders	$—	$—

Net loss from discontinued operations	$(284)	$(6,158)

Net loss attributable to common shareholders	$(590)	$(7,153)
Net loss attributable to restricted shareholders	$—	$—

Net loss	$(590)	$(7,153)

Denominator:
Weighted average common shares outstanding — basic	14,855,313	14,603,693
Effect of dilutive stock options and non-vested restricted stock	—	—

Weighted average common and common equivalent shares outstanding — diluted	14,855,313	14,603,693

Basic loss per share:
Basic loss per share from continuing operations	$(0.02)	$(0.07)
Basic loss per share from discontinued operations	$(0.02)	$(0.42)
Basic loss per share	$(0.04)	$(0.49)
Diluted loss per share:
Diluted loss per share from continuing operations	$(0.02)	$(0.07)
Diluted loss per share from discontinued operations	$(0.02)	$(0.42)
Diluted loss per share	$(0.04)	$(0.49)

For the three months ended March 31, 2013 and 2012, 16,121 and 20,000 stock options, respectively, were excluded from the computation of fully diluted earnings per share because the exercise prices of the options were greater than the average price of our common stock. For the six months ended March 31, 2013 and 2012, 17,236 and 20,000 stock options, respectively, were excluded from the computation of fully diluted earnings per share because the exercise prices of the options were greater than the average price of our common stock.

For the three months ended March 31, 2013 and 2012, 168,412 and 388,860 shares, respectively, of restricted stock were excluded from the computation of fully diluted earnings per share because we reported a loss from continuing operations. For the six months ended March 31, 2013 and 2012, 196,455 and 388,860 shares, respectively, of restricted stock were excluded from the computation of fully diluted earnings per share because we reported a loss from continuing operations.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

6. OPERATING SEGMENTS

We manage and measure performance of our business in three distinct operating segments: Communications, Residential and Commercial & Industrial. These segments are reflective of how the Company’s Chief Operating Decision Maker (“CODM”) reviews operating results for the purposes of allocating resources and assessing performance. The Company’s CODM is its Chief Executive Officer. The Communications segment is a nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations. The Residential segment is a regional provider of electrical installation services for single-family housing and multi-family apartment complexes. The Commercial & Industrial segment provides electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on income from operations of the respective business units prior to the allocation of Corporate office expenses. Transactions between segments are eliminated in consolidation. Our Corporate office provides general and administrative as well as support services to our three operating segments. Management allocates costs between segments for selling, general and administrative expenses and depreciation expense.

Segment information for the three and six months ended March 31, 2013 and 2012 is as follows:

	Three Months Ended March 31, 2013
			Commercial &
	Communications	Residential	Industrial	Corporate	Total
Revenues	$31,806	$39,344	$50,845	$—	$121,995
Cost of services	25,975	32,564	47,460	—	105,999

Gross profit	5,831	6,780	3,385	—	15,996
Selling, general and administrative	3,301	6,412	3,609	3,284	16,606
Loss (gain) on sale of assets	—	(12)	(9)	—	(21)

Income (loss) from operations	$2,530	$380	$(215)	$(3,284)	$(589)

Other data:
Depreciation and amortization expense	$92	$89	$59	$299	$539
Capital expenditures	130	68	97	—	295
Total assets	$25,366	$38,714	$53,531	$35,642	$153,253

	Three Months Ended March 31, 2012
			Commercial &
	Communications	Residential	Industrial	Corporate	Total
Revenues	$28,430	$29,628	$49,550	$—	$107,608
Cost of services	24,374	25,097	44,350	(2)	93,819

Gross profit	4,056	4,531	5,200	2	13,789
Selling, general and administrative	3,165	4,532	4,506	2,204	14,407
Loss (gain) on sale of assets	—	3	(22)	—	(19)

Income (loss) from operations	$891	$(4)	$716	$(2,202)	$(599)

Other data:
Depreciation and amortization expense	$65	$90	$61	$303	$519
Capital expenditures	$239	$8	$5	$—	$252
Total assets	$18,502	$27,318	$67,087	$46,272	$159,179

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

	Six Months Ended March 31, 2013
			Commercial &
	Communications	Residential	Industrial	Corporate	Total
Revenues	$71,925	$75,349	$101,985	$—	$249,259
Cost of services	58,862	62,463	93,958	—	215,283

Gross profit	13,063	12,886	8,027	—	33,976
Selling, general and administrative	6,860	11,640	7,345	5,683	31,528
Loss (gain) on sale of assets	—	(21)	(19)	—	(40)

Income (loss) from operations	$6,203	$1,267	$701	$(5,683)	$2,488

Other data:
Depreciation and amortization expense	$179	$185	$115	$599	$1,078
Capital expenditures	171	94	110	—	375
Total assets	$25,366	$38,714	$53,531	$35,642	$153,253

	Six Months Ended March 31, 2012
			Commercial &
	Communications	Residential	Industrial	Corporate	Total
Revenues	$53,591	$58,900	$104,115	$—	$216,606
Cost of services	45,970	49,721	93,925	8	189,624

Gross profit	7,621	9,179	10,190	(8)	26,982
Selling, general and administrative	5,875	8,946	8,607	3,663	27,091
Loss (gain) on sale of assets	(60)	7	(102)	—	(155)

Income (loss) from operations	$1,806	$226	$1,685	$(3,671)	$46

Other data:
Depreciation and amortization expense	$117	$172	$140	$590	$1,019
Capital expenditures	$239	$34	$5	$861	$1,139
Total assets	$18,502	$27,318	$67,087	$46,272	$159,179

7. STOCKHOLDERS’ EQUITY

The 2006 Equity Incentive Plan became effective on May 12, 2006 (as amended, the “2006 Equity Incentive Plan”). The 2006 Equity Incentive Plan provides for grants of stock options as well as grants of stock, including restricted stock. We have approximately 1.0 million shares of common stock authorized for issuance under the 2006 Equity Incentive Plan.

Treasury Stock

During the six months ended March 31, 2013, we repurchased 74,760 common shares from our employees to satisfy minimum tax withholding requirements upon the vesting of restricted stock issued under the 2006 Equity Incentive Plan. We issued 203,206 shares out of treasury stock under our share-based compensation programs. We issued 48,706 shares from Treasury to satisfy phantom stock unit vestings for two members of the Board of Directors whose units vested upon their respective departures from the Board of Directors.

During the six months ended March 31, 2012, we repurchased 34,578 common shares from our employees to satisfy minimum tax withholding requirements upon the vesting of restricted stock issued under the 2006 Equity

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Incentive Plan, and 27,242 unvested shares were forfeited by former employees and returned to treasury stock. We issued 100,000 shares out of treasury stock under our share-based compensation programs.

Restricted Stock

Restricted Stock Awards:

Fiscal Year	Shares Granted	Weighted Average Fair Value at Date of Grant	Vested	Forfeitures	Shares Outstanding	Expense recognized through March 31, 2013
2008	101,650	$19.17	85,750	15,900	—	$1,779
2009	185,100	$8.71	146,400	38,700	—	$1,344
2010	225,486	$3.64	148,047	77,439	—	$495
2011	320,000	$3.39	160,975	77,205	81,820	$593
2012	107,500	$2.07	33,334	—	74,166	$104
2013	12,500	$5.00	—	—	12,500	$9

During the six months ended March 31, 2013 and 2012, we recognized $182 and $276, respectively, in compensation expense related to these restricted stock awards. At March 31, 2013, the unamortized compensation cost related to outstanding unvested restricted stock was $390. We expect to recognize $184 of this unamortized compensation expense during the remaining six months of our 2013 fiscal year and $206 thereafter. A summary of restricted stock awards for the years ended September 30, 2013, 2012 and 2011 is provided in the table below:

	Years Ended September 30,
	2013	2012	2011
Unvested at beginning of year	257,826	376,200	352,086
Granted	12,500	107,500	320,000
Vested	(101,840)	(192,973)	(165,628)
Forfeited	—	(32,901)	(130,258)

Unvested at end of year	168,486	257,826	376,200

All the restricted shares granted under the 2006 Equity Incentive Plan (vested or unvested) participate in dividends issued to common shareholders, if any.

Phantom Stock Units

Phantom stock units (“PSUs”) are primarily granted to the members of the Board of Directors as part of their overall compensation. These PSUs are paid via unrestricted stock grants to each director upon their departure from the Board of Directors. We record compensation expense for the full value of the grant on the date of grant. For the six months ended March 31, 2013 and 2012, we recognized $230 and zero, respectively in compensation expense related to these grants. Two directors departed the Board of Directors during the six months ended March 31, 2013, resulting in an immediate vesting of 48,706 PSUs.

From time to time, PSUs are granted to employees. These PSUs are paid via unrestricted stock grants to each employee upon the satisfaction of the grant terms. We record compensation expense for the PSUs granted to employees over the grant vesting period. For the six months ended March 31, 2013 and 2012, we recognized $363 and zero, respectively in compensation expense related to these grants.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Stock Options

We utilized a binomial option pricing model to measure the fair value of stock options granted. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, the risk-free rate of return, and actual and projected employee stock option exercise behaviors. The expected life of stock options is not considered under the binomial option pricing model that we utilize. The assumptions used in the fair value method calculation for the years ended September 30, 2013, 2013 and 2012 are disclosed in the following table:

	Years Ended September 30,
	2013		2012		2011
Weighted average value per option granted during the period	$	N/A	$	N/A	$2.05
Dividends (1)	$	N/A	$	N/A	$—
Stock price volatility (2)		N/A		N/A	69.9%
Risk-free rate of return		N/A		N/A	1.9%
Option term		N/A		N/A	10.0 years
Expected life		N/A		N/A	6.0 years
Forfeiture rate (3)		N/A		N/A	0.0%

(1)	We do not currently pay dividends on our common stock.
(2)	Based upon the Company’s historical volatility.
(3)	The forfeiture rate for these options was assumed on the date of grant to be zero based on the limited number of employees who have been awarded stock options.

Stock-based compensation expense recognized during the period is based on the value of the portion of the share-based payment awards that is ultimately expected to vest during the period. As stock-based compensation expense recognized in the Consolidated Statements of Comprehensive Income is based on awards ultimately expected to vest. We estimate our forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes activity under our stock option plans.

		Weighted Average
	Shares	Exercise Price
Outstanding, September 30, 2010	158,500	$18.66
Options granted	20,000	3.24
Exercised	—	—
Forfeited and Cancelled	(158,500)	18.66

Outstanding, September 30, 2011	20,000	$3.24
Options granted	—	—
Exercised	—	—
Forfeited and Cancelled	—

Outstanding, September 30, 2012	20,000	$3.24

Options granted	—	—
Exercised	—	—
Forfeited and Cancelled	—	—

Outstanding, March 31, 2013	20,000	$3.24

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The following table summarizes options outstanding and exercisable at March 31, 2013:

Range of Exercise Prices	Outstanding as of March 31, 2013	Remaining Contractual Life in Years	Weighted-Average Exercise Price	Exercisable as of March 31, 2013	Weighted-Average Exercise Price
$3.24	20,000	8.30	$3.24	6,667	$3.24

	20,000	8.30	$3.24	6,667	$3.24

All of our outstanding options as of March 31, 2013 vest over a three-year period at a rate of one-third per year upon the annual anniversary date of the grant and expire ten years from the grant date if they are not exercised. Upon exercise of stock options, it is our policy to first issue shares from treasury stock, then to issue new shares. Unexercised stock options expire July 2021.

During the six months ended March 31, 2013 and 2012, we recognized $7 in compensation expense related to these awards. At March 31, 2013, the unamortized compensation cost related to outstanding unvested stock options was $18. We expect to recognize $7 and $11 of this unamortized compensation expense during the year ended September 30, 2013 and 2014.

The intrinsic value of stock options outstanding and exercisable was $36 and zero at March 31, 2013 and 2012, respectively. The intrinsic value is calculated as the difference between the fair value as of the end of the period and the exercise price of the stock options.

8. SECURITIES AND EQUITY INVESTMENTS

Investment in EnerTech

In April 2000, we committed to invest up to $5,000 in EnerTech. As of September 30, 2009, we fulfilled our $5,000 investment under this commitment. As our investment is 2.21% of the overall ownership in EnerTech at March 31, 2013 and September 30, 2012, we account for this investment using the cost method of accounting. EnerTech’s investment portfolio from time to time results in unrealized losses reflecting a possible, other-than-temporary, impairment of our investment. The carrying value of our investment in EnerTech at March 31, 2013 and September 30, 2012 was $919 based on the quarterly fair value assessment provided by management of the fund.

The following table presents the reconciliation of the carrying value and unrealized gains to the fair value of the investment in EnerTech as of March 31, 2013 and September 30, 2012:

	March 31,	September 30,
	2013	2012
Carrying value	$919	$919
Unrealized gains	126	69

Fair value	$1,045	$988

At each reporting date, the Company performs evaluations of impairment for this investment to determine if any unrealized losses are other-than-temporary. This evaluation considers a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer and management’s ability and intent to hold the securities until fair value recovers. The assessment of the ability and intent to hold these securities to recovery focuses on liquidity needs,

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

asset and liability management objectives and securities portfolio objectives. Based on the results of this evaluation, we believe the unrealized gain at March 31, 2013 indicated our investment was not impaired. As of March 31, 2013 and September 30, 2012, the carrying value of this investment was $919. See Note 1, “Business” in the Notes to these Consolidated Financial Statements for related disclosures relative to fair value measurements.

In June 2012, we received a distribution from EnerTech of $84, which was applied as a reduction in the carrying value of the investment.

On December 31, 2012, EnerTech’s general partner, with the consent of the fund’s investors, extended the fund through December 31, 2013. The fund will terminate on this date unless extended by the fund’s valuation committee. The fund may be extended for another one-year period through December 31, 2014 with the consent of the fund’s valuation committee.

9. EMPLOYEE BENEFIT PLANS

401(k) Plan

In November 1998, we established the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”). All full-time IES employees are eligible to participate on the first day of the month subsequent to completing sixty days of service and attaining age twenty-one. On February 1, 2013, we reinstated the employer match portion of the 401(k) plan. Participants become vested in our matching contributions following three years of service.

Executive Savings Plan

Under the Executive Deferred Compensation Plan adopted on July 1, 2004 (the “Executive Savings Plan”), certain employees are permitted to defer a portion (up to 75%) of their base salary and/or bonus for a Plan Year. The Compensation Committee of the Board of Directors may, in its sole discretion, credit one or more participants with an employer deferral (contribution) in such amount as the Committee may choose (“Employer Contribution”). The Employer Contribution, if any, may be a fixed dollar amount, a fixed percentage of the participant’s compensation, base salary, or bonus, or a “matching” amount with respect to all or part of the participant’s elective deferrals for such plan year, and/or any combination of the foregoing as the Committee may choose.

Post Retirement Benefit Plans

Certain individuals at one of the Company’s locations are entitled to receive fixed annual payments that reach a maximum amount, as specified in the related agreements, for a ten year period following retirement or, in some cases, the attainment of 62 years of age. We recognize the unfunded status of the plan as a non-current liability in our Consolidated Balance Sheet. Benefits vest 50% after ten years of service, which increases by 10% per annum until benefits are fully vested after 15 years of service. We had an unfunded benefit liability of $850 and $746 recorded as of March 31, 2013 and 2012, respectively.

10. FAIR VALUE MEASUREMENTS

Fair Value Measurement Accounting

Fair value is considered the price to sell an asset, or transfer a liability, between market participants on the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

Financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013, are summarized in the following table by the type of inputs applicable to the fair value measurements:

	Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
Executive Savings Plan assets	547	547	—	—
Executive Savings Plan liabilities	(432)	(432)	—	—
Interest rate swap agreement	27	—	27	—
Contingent consideration agreement	(665)	—	—	(665)

Total	$(523)	$115	27	(665)

Below is a description of the inputs used to value the assets summarized in the preceding table:

Level 1 — Inputs represent unadjusted quoted prices for identical assets exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs such as quoted prices for similar assets exchanged in active or inactive markets; quoted prices for identical assets exchanged in inactive markets; and other inputs that are considered in fair value determinations of the assets.

Level 3 — Inputs include unobservable inputs used in the measurement of assets. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or related observable inputs that can be corroborated at the measurement date.

11. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time we are a party to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business. We maintain various insurance coverages to minimize financial risk associated with these proceedings. None of these proceedings, separately or in the aggregate, are expected to have a material adverse effect on our financial position, results of operations or cash flows. With respect to all such proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We expense routine legal costs related to these proceedings as they are incurred.

The following is a discussion of our significant legal matters:

Ward Transformer Site

One of our subsidiaries has been identified as one of more than 200 potentially responsible parties (“PRPs”) with respect to the clean-up of an electric transformer resale and reconditioning facility, known as the Ward

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Transformer Site, located in Raleigh, North Carolina. The facility built, repaired, reconditioned and sold electric transformers from approximately 1964 to 2005. We did not own or operate the facility but a subsidiary that we acquired in January 1999 is believed to have sent transformers to the facility during the 1990s. During the course of its operation, the facility was contaminated by Polychlorinated Biphenyls (“PCBs”), which also have been found to have migrated off the site. Based on our investigation to date, there is evidence to support our defense that our subsidiary contributed no PCB contamination to the site.

Four PRPs have commenced clean-up of on-site contaminated soils under an Emergency Removal Action pursuant to a settlement agreement and Administrative Order on Consent entered into between the four PRPs and the U.S. Environmental Protection Agency (“EPA”) in September 2005. We are not a party to that settlement agreement or Order on Consent. In April 2009, two of these PRPs, Carolina Power and Light Company and Consolidation Coal Company, filed suit against us and most of the other PRPs in the U.S. District Court for the Eastern District of North Carolina (Western Division) to contribute to the cost of the clean-up.

In addition to the on-site clean-up, the EPA has selected approximately 50 PRPs to which it sent a Special Notice Letter in late 2008 to organize the clean-up of soils off site and address contamination of groundwater and other miscellaneous off-site issues. We were not a recipient of that letter. On January 8, 2013, the EPA held a meeting to discuss potential settlement of its costs associated with the site. The meeting included a number of the defendants, as well as other PRPs not currently in the litigation. The Company was invited to attend this meeting and counsel for the Company attended. The EPA has notified all parties that they must indicate by March 15, 2013 whether they will participate in settlement discussions. This settlement is separate from the 2009 litigation filed by PRPs against the Company and others. The Company has notified the EPA that it intends to participate in the settlement discussions. In addition, the Company intends to present to the EPA the evidence developed in the 2009 suit to support the argument that the Company did not contribute PCB contamination to the site. We have tendered a demand for indemnification to the former owner of the acquired corporation that may have transacted business with the facility. As of March 31, 2013, we have not recorded a reserve for this matter, as we believe the likelihood of our responsibility for damages is not probable and a potential range of exposure is not estimable.

Hamilton Wage and Hour

On August 29, 2012, the Company was served with a wage and hour suit seeking class action certification. On December 4, 2012, the Company was served with a second suit, which included the same allegations but different named plaintiffs. These two cases are almost identical to several others filed by Plaintiffs’ attorney against contractors working in the Port Arthur Motiva plant on various projects over the last few years. The claims are based on alleged failure to compensate for time spent bussing to and from the plant, donning safety wear and other activities. It does not appear the company will face significant exposure for any unpaid wages. In a separate earlier case based on the same allegations, a federal district court ruled that the time spent traveling on the busses is not compensable. In early January 2013, the U.S. Court of Appeals for the Fifth Circuit upheld the district court’s ruling finding no liability for wages for time spent on bussing into the facility. Our investigation indicates that all other activities alleged either were inapplicable to the Company’s employees or took place during times for which the Company’s employees were compensated. We have filed responsive pleadings and, following initial discovery, will seek dismissal of the case through summary judgment. As of March 31, 2013, we have not recorded a reserve for this matter, as we believe the likelihood of our responsibility for damages is not probable and a potential range of exposure is not estimable.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Risk-Management

We retain the risk for workers’ compensation, employer’s liability, automobile liability, general liability and employee group health claims, resulting from uninsured deductibles per accident or occurrence which are subject to annual aggregate limits. Our general liability program provides coverage for bodily injury and property damage. Losses up to the deductible amounts are accrued based upon our known claims incurred and an estimate of claims incurred but not reported. As a result, many of our claims are effectively self-insured. Many claims against our insurance are in the form of litigation. At March 31, 2013, we had $4,107 accrued for insurance liabilities. We are also subject to construction defect liabilities, primarily within our Residential segment. As of March 31, 2013, we had $629 reserved for these claims.

Some of the underwriters of our casualty insurance program require us to post letters of credit as collateral. This is common in the insurance industry. To date, we have not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At March 31, 2013, $6,852 of our outstanding letters of credit were utilized to collateralize our insurance program.

Surety

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a surety. Those bonds provide a guarantee to the customer that we will perform under the terms of our contract and that we will pay our subcontractors and vendors. If we fail to perform under the terms of our contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the sureties for any expenses or outlays they incur on our behalf. To date, we have not been required to make any reimbursements to our sureties for bond-related costs.

As is common in the surety industry, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. We believe that our relationships with our sureties will allow us to provide surety bonds as they are required. However, current market conditions, as well as changes in our sureties’ assessment of our operating and financial risk, could cause our sureties to decline to issue bonds for our work. If our sureties decline to issue bonds for our work, our alternatives would include posting other forms of collateral for project performance, such as letters of credit or cash, seeking bonding capacity from other sureties, or engaging in more projects that do not require surety bonds. In addition, if we are awarded a project for which a surety bond is required but we are unable to obtain a surety bond, the result can be a claim for damages by the customer for the costs of replacing us with another contractor.

As of March 31, 2013, the estimated cost to complete our bonded projects was approximately $59,889. We evaluate our bonding requirements on a regular basis, including the terms offered by our sureties. We believe the bonding capacity presently provided by our current sureties is adequate for our current operations and will be adequate for our operations for the foreseeable future. As of March 31, 2013, we had cash totaling $999 to collateralize our obligations to certain of our previous sureties (as is included in Other Non-Current Assets in our Consolidated Balance Sheet). Posting letters of credit in favor of our sureties reduces the borrowing availability under our 2012 Credit Facility.

For a description of as surety agreement entered into in May 2013, please see Note 15, “Subsequent Events” in the Notes to these Consolidated Financial Statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Other Commitments and Contingencies

Some of our customers and vendors require us to post letters of credit as a means of guaranteeing performance under our contracts and ensuring payment by us to subcontractors and vendors. If our customer has reasonable cause to effect payment under a letter of credit, we would be required to reimburse our creditor for the letter of credit. At March 31, 2013, $200 of our outstanding letters of credit were to collateralize our vendors.

On January 9, 2012, we entered into a settlement agreement with regard to $2,000 of collateral held by a surety who previously issued construction payment and performance bonds for us. The agreement called for a total settlement of $2,200 to be paid in monthly installments through February 2013. We received installments totaling $175 through April 2012; however, the surety then failed to make any payments from April 2012 to August 2012. We filed a motion to enter judgment on the note, and then on August 7, 2012, reached a new payment agreement with the surety. The amended agreement provided for additional collateral and called for the total settlement amount of $2,025 ($2,200 less the $175 already received) to be paid in monthly installments beginning September 30, 2012 through July 2014 with an interest rate of 12%. The surety subsequently negotiated a postponement of the initial installment and began payments with $50 tendered on October 31, 2012 and a second payment of $50 tendered in early December 2012. The surety then requested another postponement and amendment to the payment agreement to modify payment dates based on the production rates of the surety’s investment in a coal mining operation. On January 2, 2013, the Company tendered a notice of default to the surety and its coal mining operations, which make up the additional collateral negotiated in the first amendment to the settlement agreement. Given the surety’s failure to make the payments due on December 31, 2012, and January 31, 2013, and its continued attempts to restructure the underlying settlement agreement, the Company has concluded the collection of the receivable was not probable as of December 31, 2012. The Company recorded a reserve in the amount $1,725, bringing the receivable’s net carrying value to zero. The reserve was recorded as other expense within our Consolidated Statements of Comprehensive Income. On March 8, 2013, the Company issued a notice of acceleration of the promissory notes signed by the two mining companies which formed the collateral supporting the amended payment agreement, and then filed suit a week later to enforce the acceleration. Once this case reaches judgment, the Company intends to pursue seizure of the coal mining assets. On April 17, 2013, the Company filed the necessary documents to domesticate the agreed judgment against Mr. Scarborough and IBCS in Virginia. This filing results in a lien on Mr. Scarborough’s real property and opens the door to pursue Mr. Scarborough’s personal assets and any assets held by the surety. The extent of recovery, if any, cannot be determined. However, the possibility of a partial or full recovery exists as IES aggressively pursues the collection of the collateral. Any recovery in subsequent periods will be recorded as other income.

Between October 2004 and September 2005, we sold all or substantially all of the assets of certain of our wholly-owned subsidiaries. As these sales were assets sales, rather than stock sales, we may be required to fulfill obligations that were assigned or sold to others, if the purchaser is unwilling or unable to perform the transferred liabilities. If this were to occur, we would seek reimbursement from the purchasers. These potential liabilities will continue to diminish over time. To date, we have not been required to perform on any projects sold under this divestiture program.

From time to time, we may enter into firm purchase commitments for materials such as copper or aluminum wire which we expect to use in the ordinary course of business. These commitments are typically for terms less than one year and require us to buy minimum quantities of materials at specific intervals at a fixed price over the term. As of March 31, 2013, we had no such open purchase commitments.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

12. DISCONTINUED OPERATIONS

In 2011, we initiated the closure of all or portions of our Commercial & Industrial and Communications facilities in Arizona, Florida, Iowa, Louisiana, Maryland, Massachusetts, Nevada and Texas. The closure of these facilities was a key aspect of our commitment to return the Company to profitability and selected based on their business prospects at that time and the extended time frame needed to return the facilities to a profitable position. We substantially concluded the closure of these facilities as of September 30, 2012. Results from operations of these facilities for the three and six months ended March 31, 2013 and 2012 are presented in our Consolidated Statements of Comprehensive Income as discontinued operations.

The components of the results of discontinued operations for these facilities are as follows:

	Three Months Ended March 31,
	2013	2012
Revenues	$546	$5,199
Cost of services	475	6,402

Gross profit	71	(1,203)
Selling, general and administrative	214	815
(Gain) on sale of assets	(1)	(68)
Restructuring charge	10	264

Loss from discontinued operations	(152)	(2,214)
(Benefit) provision for income taxes	9	31

Net loss from discontinued operations	$(161)	$(2,245)

	Six Months Ended March 31,
	2013	2012
Revenues	$1,062	$11,495
Cost of services	925	14,981

Gross profit	137	(3,486)
Selling, general and administrative	371	1,504
Loss on sale of assets	(1)	86
Restructuring charge	57	864

Loss from discontinued operations	(290)	(5,940)
(Benefit) provision for income taxes	(6)	218

Net loss from discontinued operations	$(284)	$(6,158)

Included in the Consolidated Balance Sheets at March 31, 2013 and September 30, 2012 are the following major classes of assets and liabilities associated with discontinued operations:

	March 31,	September 30,
	2013	2012
Assets of discontinued operations	$3,252	$6,127
Liabilities of discontinued operations	$1,474	$3,005

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

13. BUSINESS COMBINATION

Acquisition of Assets from the Acro Group

On February 8, 2013, IES Renewable Energy, LLC (“IES Renewable”), an indirect wholly-owned subsidiary of the Company, entered into an Asset Purchase Agreement with a group of entities operating under the name of the Acro Group: Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp. (collectively, the “Acro Group”). Pursuant to the terms of the Asset Purchase Agreement, the Company agreed to acquire certain assets in connection with the Acro Group’s turn-key residential solar integration business (the “Acquired Assets”). The Acquired Assets include, but are not limited to, assets relating to the Acro Group’s solar installation sales and marketing platform and the backlog of contracts entered into by the Acro Group with residential solar customers, which provide for the payment of sales and marketing fees in connection with the sale, installation and third-party financing of residential solar equipment. The transaction closed on February 15, 2013 (the “Closing Date”).

Following consummation of the transaction, IES Residential, Inc. (“IES Residential”), a wholly-owned subsidiary of the Company, began offering full-service residential solar integration services, including design, procurement, permitting, installation, financing services through third parties and warranty services for residential customers. IES Residential had previously provided solar installation subcontracting services to the Acro Group, and as of February 8, 2013, was owed $3,800 for subcontracting services provided up to that date (such balance, as of the day prior to the Closing Date, the “Accounts Receivable Balance”).

Total consideration received by the Acro Group for the Acquired Assets consists of (i) IES Residential’s release of the Accounts Receivable Balance, (ii) payment by IES Renewable to the Acro Group of a percentage of future gross revenue generated from the Acquired Assets in an amount not to exceed $2,000 over the 12-month period beginning the first full month following the Closing Date, subject to certain reductions as described in the Asset Purchase Agreement, and (iii) $828 representing amounts paid by IES Residential, to the Acro Group to fund certain of its operating expenses between January 4, 2013 and the Closing Date.

Purchase price and fair value of assets acquired and liabilities assumed

The Company accounted for the Transaction under the acquisition method of accounting, which requires recording assets and liabilities at fair value (Level 3). These level 3 fair value assessments were measured based on a third party valuation, utilizing methodologies including discounted cash flow, replacement cost, and excess earnings, which are subject to finalization. The total estimated purchase price was allocated to the tangible assets and separately identifiable intangible assets acquired and liabilities assumed based on their preliminary estimated fair values on the Closing Date.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The valuations derived from estimated fair value assessments and assumptions used by management are preliminary. While management believes that its preliminary estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different values being assigned to individual assets acquired and liabilities assumed. The final valuations are pending appraisal valuations of certain tangible and intangible assets acquired, such as property, plant and equipment and technology assets, which may result in adjustments to the preliminary amounts recorded and goodwill, which could be material. The preliminary valuation on the Closing Date was as follows:

(In thousands, except exchange ratio and per share amounts)
IES receivable from the Acro Group as of December 31, 2012 (a)	$2,263
IES deferred cost recorded in connection with transactions with Acro Group between January 1, 2013 and February 15, 2013	1,042
Cash purchase consideration	828
Fair value of contingent consideration (b)	665

Total consideration transferred	$4,798

(a)	As of the Closing Date, IES had a receivable from the Acro Group from past transactions between the two companies. This receivable was forgiven by IES as a portion of the consideration paid to acquire the Acro Group assets and liabilities.
(b)	The contingent consideration is based on a formula of the Acro Group’s revenue for the first 12 months after February 15, 2013, with a maximum and minimum amount payable by IES.

Total estimate of consideration expected to be transferred	$4,798
Allocation to fair value of net assets acquired and liabilities assumed:
Trade receivables	$374
Prepaid commissions	46
Inventory	16
Property and equipment	40
Order backlog	350
Covenant not-to-complete	140
Developed technology	400
Goodwill (c)	4,128
Vacation payable	(26)
Customer incentive payable	(70)
Deferred revenue	(600)

Fair Value of Net Assets Acquired:	$4,798

(c)	The goodwill is attributable to the workforce of the acquired business and other intangibles that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The Acro Group Results of Operations

Since February 15, 2013, the Company’s acquisition of the assets of the Acro Group contributed $48 of revenue and a net loss of $423, inclusive of $82 of amortization related to intangible assets acquired. Intangible assets acquired are being amortized over the average useful life of 2.5 years. These amounts are included in the Company’s accompanying statement of comprehensive income for the period ended March 31, 2013. The results of the acquired assets of the Acro Group are included in the Residential segment.

Supplemental Pro Forma Financial Information

The following unaudited pro forma information gives effect to the transaction as if it had occurred on October 1, 2011. The unaudited pro forma financial information reflects certain adjustments related to the acquisition, such as (1) to record incremental depreciation expense in connection with fair value adjustments to property and equipment, (2) incremental amortization expense in connection with recording acquired identifiable intangible assets at fair value, (3) to eliminate the impact of historical transactions between IES and the Acro Group that would have been treated as intercompany transactions had the companies been consolidated, (4) to record the related tax effects, and (5) to eliminate costs associated with assets and liabilities not acquired in conjunction with the transaction The unaudited pro forma financial information also includes the effect of certain non-recurring items as of October 1, 2011 such as $187 in acquisition related costs incurred during the six months ended March 31, 2013. The unaudited pro forma financial statements include these acquisition related costs as if they had been incurred on October 1, 2011. The unaudited pro forma financial information is for illustrative purposes only and should not be relied upon as being indicative of the historical results that would have been obtained if the transaction had actually occurred on that date, nor the results of operations in the future.

The supplemental pro forma results of operations for the three and six months ended March 31, 2013 and 2012, as if the assets of the Acro Group had been acquired on October 1, 2011, are as follows:

	Unaudited
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Revenues	$122	$109	$252	$221
Net loss from continuing operations	$(916)	$(1,435)	$(1,782)	$(3,850)

14. DERIVATIVE INSTRUMENTS

On March 1, 2013, we entered into an interest rate swap agreement with Wells Fargo Bank, N.A. in conjunction with our Wells Fargo Term Loan to hedge interest rate risk. Borrowings under the Wells Fargo Term Loan bear interest at a per annum rate equal to Daily Three Month LIBOR plus 6.00%. Our interest rate swap agreement bears interest of 1.00% less the per annum rate equal to Daily Three Month LIBOR, thus mitigating the interest rate risk associated with the Daily Three Month LIBOR and ensuring a fixed rate of 7.00% per annum for borrowings under the Wells Fargo Term Loan.

Our derivative instrument is held at fair value on our consolidated balance sheet. Related cash flows are recorded as operating activities on the consolidated statement of cash flows. Gains and losses related to this derivative instrument will be recognized within other comprehensive income. As of March 31, 2013, the interest rate swap agreement was 100% effective, as interest for both the Wells Fargo Term Loan and interest rate swap agreement is calculated utilizing the Daily Three Month LIBOR rate.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

The following table presents the gross fair value of our interest rate swap derivative, and the line items where it appears on our consolidated balance sheet:

	March 31,	September 30,
	2013	2012
Assets
Prepaid expenses and other current assets	$27	$—
Stockholder’s equity	$27	$—
Accumulated other comprehensive income

15. SUBSEQUENT EVENTS

Surety Agreement

On May 7, 2013, the Company and certain of its current and future subsidiaries and affiliates entered into a new agreement of indemnity (the “Surety Agreement”) with certain entities affiliated with Suremerica Surety Underwriting Services, LLC (“Suremerica”). Pursuant to the Surety Agreement, we have agreed to assign to Suremerica, among other things, as collateral to secure our obligations under the Surety Agreement, our rights, title and interest in, and all accounts receivable and related proceeds arising pursuant to, any contract bonded by Suremerica on our behalf. Further, under the Surety Agreement, we have also agreed that, upon written demand, we will deposit with Suremerica, as additional collateral, an amount determined by Suremerica to be sufficient to discharge any claim made against Suremerica on a bond issued on our behalf.

The MISCOR Transaction

On March 13, 2013, the Company entered into a merger agreement with MISCOR. The merger is subject to the approval of both IES and MISCOR shareholders. The merger agreement provides for the exchange of MISCOR common stock for the right to receive IES common stock, cash, or IES common stock and cash. However, the maximum cash consideration paid to MISCOR shareholders is limited to 50% of the total merger consideration.

Upon completion of the merger, the net debt of MISCOR (“MISCOR debt”), as defined in the merger agreement, will be retired. Total merger consideration payable to MISCOR shareholders, as defined within the merger agreement, is $24,000, less MISCOR debt. However, the merger agreement provides for a maximum and minimum IES stock value, collectively (the “Collar”). To the extent the value ascribed to IES common stock falls outside the Collar, the merger consideration, as defined within the merger agreement, will not equal $24,000. Additionally, the merger agreement ascribes certain values to IES common stock, and the MISCOR debt, which will not be equal to the values at closing. As such, total merger consideration will not equal the merger consideration as defined within the merger agreement. The differences between the values of IES common stock and MISCOR debt as measured by the merger agreement, and as of the closing date will impact the final merger consideration as follows:

MISCOR debt

•	If MISCOR debt as measured by the merger agreement is higher than MISCOR debt as of the closing date, merger consideration will decrease; or

•	If MISCOR debt as measured by the merger agreement is lower than MISCOR debt as of the closing date, merger consideration will increase.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Consolidated Financial Statements

(All Amounts in Thousands Except Share Amounts)

Collar

•	If IES stock value, as defined within the merger agreement, is higher than the Collar, merger consideration will increase; or

•	If IES stock value, as defined within the merger agreement, is lower than the Collar, merger consideration will decrease.

IES common stock

•	If IES stock value, as defined within the merger agreement, is greater than the stock value upon closing, merger consideration will decrease; or

•	If IES stock value, as defined within the merger agreement, is less than the stock value upon closing, merger consideration will increase.

Commitment Letter for Acquisition Term Loan

IES’ obligation to complete the Merger is not conditioned upon its obtaining financing. The Company expects, however, to obtain financing for some or all of the cash component of the Merger Consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the Merger (the “Merger Payments”). On April 10, 2013, the Company entered into a commitment letter with Wells Fargo, pursuant to which Wells Fargo committed to provide the Company, subject to the satisfaction of certain conditions, a new amortizing term loan in a principal amount of up to $14,000 (the “Acquisition Term Loan”) under the 2012 Credit Facility in order to finance the Merger Payments. For a description of the 2012 Credit Facility, please see Note 4, “Debt – The Revolving Credit Facility” in the Notes to these Consolidated Financial Statements.

Upon entering into the commitment letter, IES incurred an amendment fee in the amount of $37.5. The Acquisition Term Loan, which will mature on August 9, 2016, will be fully reserved from availability under the 2012 Credit Facility and will be subject to principal reduction on a 48-month straight-line amortization. The Acquisition Term Loan will bear interest at a per annum rate equal to the average Daily Three Month LIBOR plus 5.00% for the first year; thereafter, the margin will be determined based on the following grid:

Average Liquidity	LIBOR Spread
< $20,000	5.00%
> $20,000 but < $30,000	4.50%
> $30,000	4.00%

Proceeds of the Acquisition Term Loan may be used only to (i) fund Merger Payments, (ii) refinance IES’ existing $5,000 term loan under the 2012 Credit Facility, and (iii) as otherwise may be permitted by Wells Fargo. Except as specified in the Acquisition Term Loan, all other terms, conditions and provisions of the Acquisition Term Loan shall be as set forth in the Credit and Security Agreement for the 2012 Credit Facility.

MISCOR GROUP, LTD.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

MISCOR Group, Ltd. and Subsidiaries

Massillon, Ohio

We have audited the accompanying consolidated balance sheets of MISCOR Group, Ltd. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MISCOR Group, Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Kalamazoo, Michigan

March 15, 2013

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 31,	December 31,
	2012	2011
ASSETS
CURRENT ASSETS
Accounts receivable, net of allowance for doubtful accounts of $9 and $136, respectively	$6,526	$5,664
Inventories	5,767	6,173
Other current assets	922	673

Total current assets	13,215	12,510
PROPERTY AND EQUIPMENT, net	4,935	5,460
OTHER ASSETS
Customer relationships, net	5,764	6,150
Deferred income taxes	1,942	—
Technical library, net	522	555
Deposits and other assets	67	109

Total other assets	8,295	6,814

Total assets	$26,445	$24,784

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving credit line	$3,722	$2,439
Current portion of long-term debt	1,478	431
Current portion of long-term debt, officers and affiliates	—	1,053
Accounts payable	3,336	4,051
Accrued expenses and other current liabilities	1,293	1,786

Total current liabilities	9,829	9,760
LONG-TERM LIABILITIES
Long-term debt, less current portion	2,029	1,611
Long-term debt, officers and affiliates, less current portion	—	2,930

Total long-term liabilities	2,029	4,541

Total liabilities	11,858	14,301
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 800,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; 11,807,826 and 11,785,826, shares issued, repsectively, and 11,683,987 and 11,785,826 shares outstanding, respectively	59,346	59,344
Treasury stock, 123,839 and 0 shares, at cost, respectively	(74)	—
Accumulated deficit	(44,685)	(48,861)

Total stockholders’ equity	14,587	10,483

Total liabilities and stockholders’ equity	$26,445	$24,784

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2012	2011
REVENUES
Service revenue	$27,990	$30,651
Product sales	21,712	15,236

Total revenues	49,702	45,887
COST OF REVENUES
Cost of service revenue	24,262	24,884
Cost of product sales	13,570	11,559

Total cost of revenues	37,832	36,443

GROSS PROFIT	11,870	9,444
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,796	8,247

INCOME FROM OPERATIONS	3,074	1,197
OTHER (INCOME) EXPENSE
Interest expense	737	969
Other expense (income)	24	(426)

Total other expense	761	543

NET INCOME BEFORE INCOME TAX BENEFIT	2,313	654
Income tax benefit	(1,863)	—

NET INCOME	$4,176	$654

BASIC INCOME PER COMMON SHARE	$0.35	$0.06

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	11,785,750	11,785,826

DILUTED INCOME PER COMMON SHARE	$0.35	$0.06

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,050,500	11,785,826

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Outstanding	Common	Treasury	Accumulated
	Shares	Stock	Stock	DefIcit	Total
Balances, December 31, 2010	11,785,826	$59,344	$—	$ (49,515)	$9,829
Income—2011	—	—	—	654	654

Balances, December 31, 2011	11,785,826	59,344	—	(48,861)	10,483
Stock based compensation	22,000	2	—	—	2
Purchase of treasury stock	(123,839)	—	(74)	—	(74)
Income—2012	—	—	—	4,176	4,176

Balances, December 31, 2012	11,683,987	$59,346	$(74)	$(44,685)	$14,587

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2012	2011
OPERATING ACTIVITIES
Net income	$4,176	$654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,665	2,024
Deferred income tax credit	(1,942)	—
Stock-based compensation	2	—
Bad debt provision (recovery)	(71)	58
(Gain) loss on sale of equipment	13	(15)
Changes in operating assets and liabilities:
Accounts receivable	(791)	886
Inventories	406	(243)
Other current assets	(249)	(4)
Deposits and other non-current assets	50	(3)
Accounts payable	(715)	(509)
Accrued expenses and other current liabilities	(493)	(205)

Net cash provided by operating activities	2,051	2,643
INVESTING ACTIVITIES
Acquisition of property and equipment	(749)	(279)
Proceeds from disposal of property and equipment	15	18

Net cash utilized by investing activities	(734)	(261)
FINANCING ACTIVITIES
Payments on capital lease obligations	(33)	(32)
Short-term debt borrowings, net	1,283	(824)
Borrowings of long-term debt	2,500	1,072
Repayments of long-term debt	(4,985)	(2,548)
Purchase of treasury shares	(74)	—
Debt issuance costs paid	(8)	(50)

Net cash utilized by financing activities	(1,317)	(2,382)

CHANGE IN CASH	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$726	$953

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE A – BUSINESS OVERVIEW

MISCOR Group, Ltd. (“MISCOR”), an Indiana Corporation, was organized in April 2004 as a holding company for Magnetech Industrial Services, Inc. (“MIS”) and its wholly owned subsidiary Martell Electric, LLC. In 2006, Martell Electric, LLC became a wholly owned subsidiary of MISCOR. MISCOR, with its wholly-owned subsidiaries, is referred to as the “Company”.

MIS, an Indiana corporation, is an Industrial Services company which, through its seven operating facilities, provides maintenance and repair services to the electric motor industry, repairs and manufactures industrial lifting magnets, provides engineering and repair services for electrical power distribution systems within industrial plants and commercial facilities, provides on-site services related to all services offered by MIS, and provides custom and standardized training in the area of industrial maintenance.

Martell Electric, LLC, provided electrical contracting services to institutions and commercial businesses.

HK Engine Components (“HKEC”) is a diesel engine components business comprised of two operating facilities, manufactures and remanufactures power assemblies for large diesel engines used in the rail, marine and power industries. HKEC also engineers, manufactures and sell other related components parts for these large engines. HKEC customers include companies that use, manufacture or distribute diesel engines and related components for the railroad, utilities, maritime and offshore drilling industries.

The Company’s customers are primarily located throughout the United States of America. As of December 31, 2012, the Company operated from nine locations in Alabama, Indiana, Ohio, West Virginia, Maryland, and California.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of MISCOR and its wholly owned subsidiaries, MIS and HKEC. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. The Company did not have any cash equivalents at December 31, 2012 and 2011.

Concentration of credit risk

The Company maintains its cash and cash equivalents primarily in bank deposit accounts. The Federal Deposit Insurance Corporation insures these balances up to certain limits per bank. The Company has not experienced any losses on its bank deposits and management believes these deposits do not expose the Company to any significant credit risk.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Accounts receivable and allowance for doubtful accounts

The Company carries accounts receivable at sales value less an allowance for doubtful accounts. The Company periodically evaluates accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and the history of write-offs and collections. The Company evaluates items on an individual basis when determining accounts receivable write-offs. The Company’s policy is not to charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

The following is a summary of the allowance for doubtful accounts at December 31,

	2012	2011
Balance at beginning of year	$(136)	$(261)
Charges to expense/(recovery)	71	(58)
Deductions	56	183

Balance at end of year	$(9)	$(136)

Inventory

The Company values inventory at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. Useful lives of property and equipment are as follows:

Buildings	30 years
Leasehold improvements	Shorter of lease term or useful life
Machinery and equipment	5 to 10 years
Vehicles	3 to 5 years
Office and computer equipment	3 to 10 years

The Company performs reviews for impairment of property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Debt issue costs

Costs incurred by the Company to secure senior debt financing are capitalized and amortized, as a charge to interest expense, over the term of the related financing agreement (See Note F, Senior Credit Facility).

With new financing obtained during 2012, the Company wrote off $47 in amortization during 2012 related to the debt issue costs associated with the 2011 refinancing with Wells Fargo.

As of December 31, 2012 and 2011, debt issuance costs were $8 and $47, net of accumulated amortization of $0 and $3, respectively.

Other intangible assets

Other intangible assets, consisting mainly of customer relationships and a technical library, were all determined to have a definite life and are amortized over the shorter of the estimated useful life or contractual life of the these assets, which range from 15 to 20 years. These intangible assets are being amortized under the straight-line method. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Revenue recognition

Revenue consists primarily of sales and service of industrial magnets, electric motors, electrical power distribution systems, and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at the Company’s site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. However, for service sales in which the contract price exceeds $75 and takes longer than 13 weeks to complete, the Company utilizes the percentage of completion methodology for revenue recognition.

Advertising costs

Advertising costs consist mainly of product advertisements and announcements published in trade publications, and are expensed when incurred. Advertising expense was $48 and $41 for the years ended December 31, 2012 and 2011, respectively.

Warranty costs

The Company warrants workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management’s estimates of future costs.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Product warranty activity is as follows:

	December 31, 2012	December 31, 2011
Balance at beginning of period	$84	$217
Warranty claims paid	(92)	(64)
Warranty expense (recovery)	171	(69)

Balance at end of period	$163	$84

Income taxes

The Company accounts for income taxes using the asset and liabilities method. The Company classifies interest and penalties, if any, associated with its uncertain tax positions as a component of income tax expense. There were no interest or penalties recorded for the years ended December 31, 2012 and 2011 (See Note I, Income Taxes).

In recording deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those deferred income tax assets would be realizable. The Company considers the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination.

The Company is subject to audits by various taxing authorities, and the audits may result in proposed assessments where the ultimate resolution results in the Company owing additional taxes. The Company is required to establish reserves when the Company believes there is uncertainty with respect to certain positions and the Company may not succeed in realizing the tax benefit. The Company believes that its tax return positions are appropriate and supportable under relevant tax law. The Company has evaluated its tax positions for items of uncertainty and has determined that its tax positions are highly certain. The Company believes the estimates and assumptions used to support its evaluation of tax benefit realization are reasonable. Accordingly, no adjustments have been made to the consolidated financial statements for the years ended December 31, 2012 and 2011.

Other income

Other income is predominantly attributed to the recovery in various legal matters and a $100 non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction during 2011.

Stock based compensation

The cost of all share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period.

Earnings per share

Basic earnings per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per common share are computed assuming the conversion of common stock equivalents, when dilutive.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are required in accounting for inventory costing, asset valuations, costs to complete and depreciation. Actual results could differ from those estimates.

New accounting standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

NOTE C – INVENTORIES

Inventories consist of the following:

	December 31, 2012	December 31, 2011
Raw materials	$2,457	$2,725
Work-in-progress	1,879	2,144
Finished goods	1,431	1,304

	$5,767	$6,173

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2012	2011
Land and Buildings	$1,815	$1,800
Leasehold Improvements	620	499
Machinery and Equipment	8,972	8,624
Construction in Progress	308	232
Vehicles	959	927
Office and Computer Equipment	2,482	2,395

	15,156	14,477
Less: Accumulated Depreciation	(10,221)	(9,017)

	$4,935	$5,460

Depreciation expense was $1,246 and $1,591 for years ended December 31, 2012 and 2011, respectively.

NOTE E – OTHER INTANGIBLE ASSETS

Other intangible assets consist of a technical library and customer relationships, and are reported net of accumulated amortization. The Company amortizes the cost of intangible assets over their expected useful lives

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

which range from 15 to 20 years. The Company does not believe there is any significant residual value associated with intangible assets. Other intangible assets consist of the following:

		December 31, 2012			December 31, 2011
	Estimated Useful Lives (in Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer Relationships	15-20	$7,722	$(1,958)	$5,764	$7,722	$(1,572)	$6,150
Technical Library	20	700	(178)	522	700	(145)	555

Total		$8,422	$(2,136)	$6,286	$8,422	$(1,717)	$6,705

Amortization of intangible assets was $419 and $430 for the years ended December 31, 2012 and 2011, respectively.

The estimated future amortization expense related to intangible assets at December 31, 2012 is as follows:

Years Ending December 31,
2013	$421
2014	421
2015	421
2016	421
2017	421
Thereafter	4,181

Total	$6,286

NOTE F – SENIOR CREDIT FACILITY

Senior credit Facility with PNC Bank

On December 24, 2012, the Company executed the Loan Agreement and Security Agreement (“PNC credit facility”) with its new primary lender, PNC Bank, National Association ( “PNC”). There are two components to the PNC credit facility: A Committed Line of Credit Note (“Line of Credit”) and a Term Note.

The Line of Credit allows for borrowings up to $6,500 which are collateralized by 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1,500. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 2.96% at December 31, 2012). At December 31, 2012, $3,722 is outstanding on the Line of Credit, with $2,379 of availability on the Line of Credit.

The Term Note is for the amount of $2,500, together with interest accruing on the outstanding principal balance from December 24, 2012. This loan is collateralized by various real estate and equipment. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 3.21% at December 31, 2012).

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The Company is obligated to make equal monthly installments of $42, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017.

The provisions of the PNC credit facility include a lock-box arrangement and certain provisions that could potentially be interpreted as a subjective acceleration clause. More specifically, PNC, in its reasonable credit judgment, can assess additional reserves to the borrowing base calculation or reduce the advance rate against accounts receivable and inventories to account for changes in the nature of the Company’s business that alters the underlying base borrowing calculation. The reserve requirements may result in an over-advance borrowing position that could require an accelerated repayment of the over-advance portion. The Company does not anticipate any changes in its business practices that would result in any material adjustments to the borrowing base calculation. However, management cannot be certain that additional reserves will not be assessed by PNC to the borrowing base calculation. As a result, the Company classifies borrowings under the revolving note as a short-term obligation.

The Company paid a closing fee of $4 on the Line of Credit and a closing fee of $4 on the Term Note.

Senior credit facility with Wells Fargo – Terminated December 24, 2012

As of December 31, 2012, the Company no longer has a $5,000 secured revolving credit agreement (“WFB credit agreement”) with Wells Fargo Bank National Association (“Wells Fargo”). Borrowings under the WFB credit agreement were paid off with initial funding under the PNC credit facility. Interest under the WFB credit agreement was due monthly at LIBOR plus 3.50% (effectively 3.81% at December 24, 2012). The WFB credit agreement was amended several times over its term to adjust interest rates, maturity dates and covenants. The Company paid interest expense of approximately $156 for the year ended December 31, 2012, including debt issue cost amortization of $47. For the year ended December 31, 2011, the Company paid interest expense of approximately $211, including debt issue costs amortization of $3.

Additionally, under a machinery and equipment term loan (“M&E Loan”) with Wells Fargo, the Company has outstanding $0 at December 31, 2012 and $972 at December 31, 2011. Under the loan agreement, the Company made monthly installments of $27 plus interest. The Company paid interest expense of approximately $43 and $18 for the years ended December 31, 2012 and 2011, respectively. This loan was paid off early with initial funding under the PNC credit facility.

Covenants

Terms of the PNC Credit Facility require the Company to meet two financial covenants:

•

Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter,

•	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

As part of this agreement, certain bank covenants have been put into effect. In the event the Company is unable to attain the results established in the bank covenants, the Company may have future debt covenant violations and the lender could claim a default and demand repayment. If PNC demands immediate repayment of the outstanding borrowings under the credit agreement; currently, the Company may not have the means to repay or refinance the amounts that would be due. If demanded, and if the Company was unable to repay or refinance the

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

amounts due under the credit agreement, PNC could exercise its remedies there under, including foreclosing on substantially all assets, which the Company has pledged as collateral to secure obligations under the credit agreement. As of December 31, 2012, the Company is not in violation of any covenants with PNC.

NOTE G – LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	December 31,
	2012	2010
Term Note, as described above (See Note F—Senior Credit Facility)	$2,500	$—
Note payable to bank in monthly installments of $3 through November 16, 2014, plus interest at 8% secured by a security interest in certain equipment	63	94
Three notes payable to John Martell (the Company’s chairman) and BDeWees, Inc. and Xgen III, Ltd. (prior owners of acquired business) payable monthly at varying interest rates (effectively 7.5%, 10.5% and 10.5%, respectively, as of December 31, 2011) and due in 2013. Paid off early with intial funding from the PNC credit facility.	—	3,982
Machinery and equipment loan described above (See Note F—Senior Credit Facility)	—	972
Capital lease obligations	944	977

	3,507	6,025
Less: current portion	1,478	1,484

	$2,029	$4,541

See Note K, Related Party Transactions.

Capital lease obligations

The Company leases certain equipment under agreements that are classified as capital leases. The following is a summary of assets under capital leases:

	December 31,	December 31,
	2012	2011
Machinery and equipment	$746	$746
Vehicles and trailers	84	84
Computer equipment and software	240	240
Furniture and office equipment	91	91
Less accumulated depreciation	(713)	(541)

	$448	$620

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Minimum future lease payments required under capital leases as of December 31, 2012 are:

Year Ending December 31,	Amount
2013	$1,050
Less imputed interest	(106)

Present value of net minimum lease payments	$944

Maturities of long term debt

Aggregate maturities of long term debt, including capital leases, subsequent to December 31, 2012 are as follows:

Years Ending December 31,	Amount
2013	$1,478
2014	529
2015	500
2016	500
2017	500

$3,507

Following is a summary of interest expense for the years ended December 31, 2012 and 2011:

	Years ended December 31,
	2012	2011
Interest expense on principal	$690	$966
Amortization of debt issue costs	47	3
	$737	$969

Warrants associated with debt

The Company has outstanding warrants to purchase common stock. These warrants were issued in connection with certain financing transactions initiated prior to 2006, are all currently exercisable and have standard anti-dilution features. A summary of the Company’s warrant activity in 2012 and 2011 follows:

	Number of Warrant Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2011	308,197	$8.28
Granted	—	—
Exercised	—	—
Forfieted	—	—

Outstanding at December 31, 2011	308,197	$8.28
Granted	—	—
Exercised	—	—
Forfieted	(300,118)	(8.50)

Outstanding at December 31, 2012	8,079	$0.25

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The following table summarizes information about the outstanding warrants as of December 31, 2012:

Exercise Price	Number of Warrant Shares	Weighted-Average Remaining Contractual Life (Years)
$ 0.25	8,079	0.42

NOTE H – STOCK BASED COMPENSATION

2005 Stock Option Plan

In August 2005, the board of directors adopted the 2005 Stock Option Plan (the “Plan”). The Plan provides for the grant of up to 80,000 shares of Incentive Stock Options (“ISO”), within the meaning of Section 422 of the Internal Revenue Code, or non-statutory stock options (“NQSO”) to the Company’s executive employees who are materially responsible for the management and operation of its business, and to the Company’s directors. In February 2008, the board of directors adopted an amendment to the Plan to increase the number of shares available under the Plan to 200,000. These options, which expire in five years after grant date, are exercisable in 25% cumulative increments on and after the first four anniversaries of their grant date. The exercise price of the ISOs and NQSOs granted under the Plan must be at least equal to 100% of the fair market value of the common stock of the Company at the date of grant. Also, ISOs may be granted to persons owning more than 10% of the voting powers of all classes of stock, at a price no lower than 110% of the fair market value of the common stock at the date of grant.

During 2011, no options were granted under the Plan. During 2012, options to acquire 31,000 shares of common stock were granted under the Plan. As of December 31, 2012, options to acquire a total of 220,000 options have been granted to participants, of which 138,000 have been forfeited or exercised, leaving 118,000 shares available for future option grants under the Plan.

The fair value of the options granted was estimated using the Black-Scholes valuation model. The Company has elected to use the simplified method of determining the expected term since it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The computation of expected volatility for stock-based awards is based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization data. The risk-free interest rates for the periods within the expected life of the option are based on the U.S. Treasury yield in effect at the date of the option grant. No dividend yield is assumed as the Company does not expect to pay dividends. The Company recorded compensation cost based on the grant date fair value of each option award. The total cost of each grant is recognized on a straight line basis over the four year period during which the employees are required to provide services in exchange for the award – the requisite service period.

The following table summarizes the weighted-average assumptions that were used to value the Company’s option grants along with the weighted-average fair value of options awards for 2012:

Expected volatility	48.89%
Risk free interest rate	0.60%
Expected term	3.75 years
Vesting period	4 years
Contractual term	5 years
Weighted average fair value	$0.11

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The Company recorded compensation expense related to stock options of $2 and $0 for the years ended December 31, 2012 and 2011, respectively.

The activity in the Company’s stock option plan for the years ended December 31, 2012 and 2011 is as follows:

2012
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value in 000’s
Outstanding at beginning of year	53,000	$0.76
Granted	31,000	$0.35		$4
Exercised	—	$—		$—
Forfeited	(2,000)	$5.38		$—

Outstanding at December 31, 2012	82,000	$0.47	2.69	$13

Vested and Exercisable at December 31, 2012	31,472	$0.62	1.36	$9

2011
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	72,200	$2.19
Granted	—	$—		$—
Exercised	—	$—		$—
Forfeited	(19,200)	$6.15		$—

Outstanding at December 31, 2011	53,000	$0.76	3.31	$—

Vested and Exercisable at December 31, 2011	14,500	$1.30	2.36	$—

2005 Restricted Stock Purchase Plan

In August 2005, the board adopted the 2005 Restricted Stock Purchase Plan. The plan provides for the grant of offers to purchase up to 100,000 shares of restricted stock to the Company’s directors, officers and key employees. During 2012, the Company issued 12,000 shares of restricted stock to officers and key employees. As of December 31, 2012, 78,000 shares remain available to be issued.

A participant may not transfer shares acquired under the plan except in the event of the sale or liquidation of the Company. If within three years after shares are acquired under the plan, a participant terminates employment for any reason other than death, disability, retirement or good reason, the Company is required to purchase the participant’s shares for the same price the participant paid. If the participant terminates employment after three years or as a result of death, disability or retirement or for good reason, the Company is required to purchase the shares for a price equal to their fair market value.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Activity in the Company’s restricted stock plan for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested at Beginning of Year	10,000	$0.35	12,000	$1.33
Granted	12,000	0.39	—	—
Vested	—	—	—	—
Forfeited	—	—	(2,000)	6.23

Non-vested at End of Year	22,000	$0.37	10,000	$0.35

No restricted stock is vested as of December 31, 2012.

The issuance of restricted stock is intended to lock-up key employees for a three year period. Restricted stock was valued based on the closing price of the Company’s common stock on the date of the grant, and the related expense is amortized on a straight line basis over the three year term of the restriction period.

NOTE I – INCOME TAXES

Deferred income taxes result primarily from net operating loss (“NOL”) carryforwards and temporary differences in the bases of certain assets and liabilities for financial and income tax reporting purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011
Deferred Tax Assets:
Net Operating Loss Carryforwards	$6,866	$7,418
Capital Loss Carryforwards	2,432	2,432
Tax Credit Carryforwards	131	124
Accounts Receivable	4	55
Inventory	361	431
Warranty Reserve	65	34
Property, Equipment and Intangibles	1,176	1,451
Accrued Expenses and Other	—	17

Total Gross Deferred Tax Assets	11,035	11,962
Valuation Allowance	(9,093)	(11,962)

	$1,942	$—

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The significant elements contributing to the differences between the United States federal statutory tax rate and the Company’s effective tax rate are as follows:

	December 31,
	2012	2011
Statutory U.S. federal income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.6%	5.6%
Permanent differences	1.3%	8.5%
Change in valuation allowance	-121.4%	-48.1%

Effective tax rate	-80.5%	0.0%

At December 31, 2012, there are $17,164 in tax NOL carryforwards available to the Company, which expire at various dates from 2023 through 2030. At December 31, 2012, the Company had unused capital loss carryforwards of $6,080 available to be applied against future capital gains that expire in 2015. In addition, at December 31, 2012 unused work opportunity credits of $124 and employers affected by hurricanes credits of $7 were available to be applied against future income taxes that expire from 2026 to 2029.

The Company had previously recorded valuation allowances on all of its net deferred income tax assets, tax credit carryforwards, and NOL carryforwards as it was not more likely than not that a future benefit would be realized. By the end of 2012, the cumulative taxable losses were offset by recent operating performance, which included positive taxable income for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of the Company’s debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost control. The Company concluded that the trend in earnings, the elimination of substantial costs through the restructuring, and its aligned cost structures results in the more likely than not realization of certain of the deferred future benefits. Due to economic uncertainty beyond the immediate future, the Company has only reversed $1,942 of the valuation allowance, which the Company reasonably estimates to be realizable in 2013.

For the year ended December 31, 2012, there was current income tax expense of $79, due to alternative minimum tax NOL limitations. For the year ended December 31, 2011, there was no current income tax expense.

The Company did not identify any uncertain tax positions taken or expected to be taken in a tax return which would require adjustment to the consolidated financial statements. The Company is subject to U.S. federal income tax as well was income tax in multiple state and local jurisdictions. Currently, no federal or state or local income tax returns are under examination. The tax years 2008 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject.

NOTE J – OPERATING LEASE COMMITMENTS

The Company leases its Hammond, Indiana, and Boardman, Ohio facilities from companies controlled by its Chairman under agreements expiring in August 2015. Renewal options are available for each property. The Company leases the Hagerstown, Maryland facility from a partnership, one partner of which is an officer of HKEC, under an agreement expiring in July 2016. The Company leases the Massillon, Ohio facility from a partnership, one partner of which is a former officer of MIS, under an agreement expiring in November 2017. The Company leases its Merrillville, Indiana, Huntington, West Virginia, and Visalia, California facilities from unrelated parties under agreements expiring before November 2016. Total rent expense for all facility leases was

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

approximately $1,388 and $1,226 for the years ended December 31, 2012 and 2011, respectively, including $968 and $1,020, respectively to related parties.

The Company leased a facility in South Bend for its previous corporate offices from its Chairman of the Board and stockholder. This lease expired in August 2012. As a result of the closure and relocation of the corporate office to Massillon in 2010, the Company no longer uses this office space.

The Company also leases other manufacturing and office equipment and vehicles under operating leases with varying terms expiring through April 2017. Total rent expense under these leases was approximately $446 and $401 for years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments required under the operating leases in effect as of December 31, 2012 are as follows, including $3,244 due to affiliates over the indicated years:

Years Ending December 31,
2013	$1,528
2014	1,504
2015	1,388
2016	999
2017	679

$6,098

NOTE K – RELATED PARTY TRANSACTIONS

As described in Note F – Senior Credit Facility, the Company retired three subordinated notes due to related parties in late 2012 with initial funding under the PNC credit facility. Outstanding aggregate balances on these notes were $2,180 and $3,982 as of December 24, 2012 and December 31, 2011, respectively. Interest expense related to these notes was $354 and $596 for the years ended December 31, 2012 and 2011, respectively.

See Note J – Operating Lease Commitments regarding related party leases.

NOTE L – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Assets measured at fair value

The Company’s non-financial assets, such as intangible assets and property and equipment, are measured at fair value when an impairment charge is recorded. Such impairment charges incorporate fair value measurements based on Level 3 inputs. No impairment indicators existed for the years ended December 31, 2012 and 2011.

Cash, accounts receivable, accounts payable and accrued expenses

The carrying amounts of these items are a reasonable estimate of their fair values (generally based on Level 3 inputs) because of the current maturities of these instruments.

Debt

As of December 31, 2012, rates currently available to the Company for long-term borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows. Interest rates associated to the Company’s debt are now at variable rates, based on market rates, thus the debts fair value (generally based on Level 3 inputs) approximates its carrying value.

NOTE M – RETIREMENT PLANS

In connection with its collective bargaining agreements with various unions, the Company does not participate with other companies in the unions’ multi-employer pension plans. In 2002, the Company adopted two defined contribution profit-sharing plans covering substantially all of its full-time employees. The plans contain deferred-salary arrangements under Internal Revenue Code Section 401(k). One plan is for all employees not covered under collective bargaining agreements. Employer contributions may be made at the discretion of the board of directors. Under the second plan, which is for all employees covered by collective bargaining agreements, there is no provision for employer contributions. A particular subsidiary adopted a defined contribution profit-sharing plan covering substantially all of its full-time employees. The plan contains deferred-salary arrangements under Internal Revenue Code Section 401(k). Employer contributions may be made at the discretion of the board of directors. During the years ended December 31, 2012 and 2011, the Company contributed $26 and $0, respectively.

NOTE N – CONCENTRATIONS OF CREDIT RISK

Customers

The Company grants credit, generally without collateral, to its customers, which are primarily in the steel, metal working, scrap, rail services and power industries. Consequently, the Company is subject to potential credit risk related to changes in economic conditions within those industries. However, management believes that its billing and collection policies are adequate to minimize the potential credit risk. At December 31, 2012 and 2011, approximately 36% and 25% of gross receivables were due from entities in the rail industry, 22% and 36% of gross accounts receivable were due from entities in the steel, metal working and scrap industries, and 6% and 10% of gross receivables were due from entities in the power industry. At December 31, 2012 and December 31,

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

2011, one customer accounted for 13% of gross accounts receivable. Two customers accounted for 18% and 17%, respectively, of sales for the year ended December 31, 2012 and one customer accounted for 21% of sales for the year ended December 31, 2011.

NOTE O – COMMITMENTS AND CONTINGENCIES

Collective bargaining agreements

At December 31, 2012 and 2011, approximately 12% and 14% of the Company’s employees were covered by a multi-employer collective bargaining agreement which expires in December 2014.

Potential lawsuits

The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company’s financial position or results of operations.

Employment agreements

On June 18, 2010, the Company entered into an employment agreement with its newly appointed President and CEO, Michael P. Moore. The agreement was for an initial one-year term, subject to earlier termination as provided in the agreement. At each contract year-end, the agreement will automatically renew for successive one-year periods unless either party, at least three months before the end of the initial term or any renewal term, requests termination or renegotiation of the agreement. The employment agreement provides for certain benefits to the executive if employment is terminated by the Company for cause, by the executive with good reason, or due to death or disability. The benefits include continuation of the executive’s base salary for six months, any earned but unpaid profit-sharing or incentive bonus, stock option and company-paid health insurance for six months.

NOTE P – SEGMENT INFORMATION

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note B. The Company evaluates the performance of its reportable segments based on net income or loss. Summarized financial information concerning the Company’s reportable segments as of and for the years ended December 31, 2012 and 2011 is shown in the following tables:

2012	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Year ended December 31, 2012 Consolidated
External revenue:
Service revenue	$27,990	$—	$—	$—	$27,990
Product sales	4,184	17,528	—	—	21,712
Deprecation included in the cost of revenues	908	182	—	—	1,090
Gross profit	6,578	5,292	—	—	11,870
Other depreciation & amortization	464	2	109	—	575
Interest expense	139	7	591	—	737
Net income (loss)	(250)	3,238	1,188	—	4,176
Total assets	18,951	4,681	2,813	—	26,445
Capital expenditures	493	206	50	—	749

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

2011	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Year ended December 31, 2011 Consolidated
External revenue:
Service revenue	$30,651	$—	$—	$—	$30,651
Product sales	3,198	12,038	—	—	15,236
Deprecation included in the cost of revenues	1,066	361	—	—	1,427
Gross profit	6,720	2,724	—	—	9,444
Other depreciation & amortization	474	3	120	—	597
Interest expense	134	9	826	—	969
Net income (loss)	44	1,264	(654)	—	654
Total assets	20,396	3,643	745	—	24,784
Capital expenditures	134	8	137	—	279

NOTE Q – SUPPLEMENTAL DISCLOSURES ON NON-CASH FINANCING ACITIVITIES

	Years ended December 31,
	2012	2011
Reduction of note payable through offset ofreceivable from a related party	$—	$379

NOTE R – INCOME PER SHARE

The following table details the computation of basic and diluted earnings per common share for the years presented:

	December 31,
	2012	2011
Net income	$4,176	$654
Weighted-average common shares outstanding (basic)	11,785,750	11,785,826
Effect of dilutive securities from equity awards	264,750	—

Weighted-average common shares outstanding (diluted)	12,050,500	11,785,826
Basic earnings per common share	$0.35	$0.06

Dilutive earnings per common share	$0.35	$0.06

The weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price because their effects were anti-dilutive. Excluded from the computation of diluted earnings per share are 1,000 stock options for the year ended December 31, 2012 and 53,000 stock options and 308,197 warrants for the year ended December 31, 2011.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE S – SUBSEQUENT EVENTS

As previously disclosed on the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on March  13, 2013, the Company entered into a plan of merger by and among Integrated Electrical Services, Inc. (“IES”) and the Company, dated as of March 13, 2013 (the “Merger Agreement”), whereby the Company will merge with and into IES, with IES as the surviving entity. Stockholders of the Company will have the right to elect to receive a guaranteed $1.415 per share or have their shares converted to shares of IES or a mix of cash consideration and stock consideration, depending if certain conditions are met.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
CURRENT ASSETS
Accounts receivable, net of allowance for doubtful accounts of $10 and $9, respectively	$6,223	$6,526
Inventories	5,902	5,767
Other current assets	1,157	922

Total current assets	13,282	13,215

PROPERTY AND EQUIPMENT, net	4,824	4,935

OTHER ASSETS
Customer relationships, net	5,668	5,764
Deferred income taxes	1,942	1,942
Technical library, net	513	522
Deposits and other assets	69	67

Total other assets	8,192	8,295

Total assets	$26,298	$26,445

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving credit line	$3,887	$3,722
Current portion of long-term debt	550	1,478
Accounts payable	4,139	3,336
Accrued expenses and other current liabilities	1,364	1,293

Total current liabilities	9,940	9,829
LONG-TERM LIABILITIES
Long-term debt, less current portion	1,895	2,029

Total long-term liabilities	1,895	2,029

Total liabilities	11,835	11,858

STOCKHOLDERS EQUITY
Preferred stock, no par value; 800,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; 11,807,826 shares issued and 11,683,987 shares outstanding	59,346	59,346
Treasury stock, 123,839 shares, at cost	(74)	(74)
Accumulated deficit	(44,809)	(44,685)

Total stockholders’ equity	14,463	14,587

Total liabilities and stockholders’ equity	$26,298	$26,445

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	Three months ended
	March 31, 2013	April 1, 2012
	(Unaudited)	(Unaudited)
REVENUES
Service revenue	$6,039	$6,921
Product sales	5,402	5,557

Total revenues	11,441	12,478

COST OF REVENUES
Cost of service revenue	5,412	5,909
Cost of product sales	3,505	3,541

Total cost of revenues	8,917	9,450

GROSS PROFIT	2,524	3,028

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,578	2,014

INCOME (LOSS) FROM OPERATIONS	(54)	1,014

OTHER (INCOME) EXPENSE
Interest expense	71	193
Other income	(6)	(9)

Total other expense	65	184

NET INCOME (LOSS) BEFORE TAXES	(119)	830
Provision for income taxes	5	15

NET INCOME (LOSS)	$(124)	$815

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.01)	$0.07

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	11,683,987	11,785,826

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Three months ended
	March 31, 2013	Apri1 1, 2012
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(124)	$815
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	397	410
Bad debt recovery	—	(85)
Loss on sale of equipment	7	—
Changes in operating assets and liabilities:
Accounts receivable	303	145
Inventories	(135)	(409)
Other current assets	(235)	93
Deposits and other non-current assets	(2)	—
Accounts payable	803	(587)
Accrued expenses and other current liabilities	71	(267)

Net cash provided by operating activities	1,085	115

INVESTING ACTIVITIES
Acquisition of property and equipment	(188)	(134)

Net cash utilized by investing activities	(188)	(134)

FINANCING ACTIVITIES
Payments on capital lease obligations	(928)	(8)
Short-term debt borrowings, net	165	199
Repayments of long-term debt	(134)	(172)

Net cash provided (utilized) by financing activities	(897)	19

CHANGE IN CASH	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$88	$191

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MISCOR GROUP, LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

NOTE A—BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of MISCOR Group, Ltd. (the “Company”) as of and for the three months ended March 31, 2013 and April 1, 2012, have been prepared in accordance with generally accepted accounting principles for interim information and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of the Company’s management, all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair statement have been included. The results for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013. Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for the most recent disclosure of the Company’s accounting policies.

NOTE B—RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flows.

NOTE C—MERGER AGREEMENT

As previously disclosed on the Company’s March 13, 2013 Form 8-K filed with the Securities and Exchange Commission, the Company entered into a plan of merger by and among a subsidiary of Integrated Electrical Services, Inc. (“IES”) and the Company, dated as of March 13, 2013 (the “Merger Agreement”), whereby the Company will merge with and into IES, with a subsidiary of IES as the surviving entity. Stockholders of the Company will have the right to elect to receive a guaranteed $1.415 per share or have their shares converted to shares of IES or a mix of cash consideration and stock consideration, depending if certain conditions are met.

On July 30, 2013, an amended joint proxy statement/prospectus (Form S-4) was filed with the Securities and Exchange Commission. The amended joint proxy statement/prospectus is under review by the Securities and Exchange Commission.

NOTE D—INVENTORY

Inventory consists of the following:

	March 31, 2013	December 31, 2012
Raw materials	$2,518	$2,457
Work-in-progress	1,991	1,879
Finished goods	1,393	1,431

	$5,902	$5,767

NOTE E—OTHER INTANGIBLE ASSETS

Intangible assets consist of the following:

		March 31, 2013			December 31, 2012
	Estimated Useful Lives (in Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer Relationships	15-20	$7,722	$(2,054)	$5,668	$7,722	$(1,958)	$5,764
Technical Library	20	700	(187)	513	700	(178)	522

Total		$8,422	$(2,241)	$6,181	$8,422	$(2,136)	$6,286

The estimated future amortization expense related to intangible assets for the periods subsequent to March 31, 2013 on a calendar year basis is as follows:

Year Ending December 31—
2013	$315
2014	421
2015	421
2016	421
2017	421
Thereafter	4,182

Total	$6,181

NOTE F—SENIOR CREDIT FACILITY

Senior Credit Facility with PNC Bank

As of March 31, 2013, the Company has a Loan Agreement and Security Agreement (“PNC credit facility”) with PNC Bank, National Association (“PNC”). There are two components to the PNC credit facility: A Committed Line of Credit Note (“Line of Credit”) and a Term Note.

The Line of Credit allows for borrowings up to $6,500 which are collateralized by 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1,500. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 2.95% at March 31, 2013). At March 31, 2013, $3,887 is outstanding on the Line of Credit, with $2,613 of availability on the Line of Credit. The termination date of the Line of Credit is December 24, 2014.

The Term Note is for the amount of $2,500, together with interest accruing on the outstanding principal balance from December 24, 2012. This loan is collateralized by various real estate and equipment. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 3.20% at March 31, 2013). The Company is obligated to make equal monthly installments of $42, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017. At March 31, 2013, $2,375 is outstanding on the Term Note.

The Company paid a closing fee of $4 on the Line of Credit and a closing fee of $4 on the term loan. Debt issue costs amortized to interest expense were $1 for the three months ended March 31, 2013. Net debt issue costs at March 31, 2013 were $7.

Interest expense under the PNC credit facility, including the Line of Credit and Term note and excluding amortization of debt issue costs, was $43 for the three months ended March 31, 2013.

Covenants

Terms of the PNC Credit Facility require the Company to meet two financial covenants:

•

Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter,

•	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

At March 31, 2013 and December 31, 2012, the Company is in compliance with its covenants with PNC.

NOTE G—DEBT

Long-term debt

Long-term debt consists of the following:

	March 31, 2013	December 31, 2012
Term note, as described above (See Note F—Senior Credit Facility)	$2,375	$2,500
Note payable to bank in monthly installments of $3 through November 16, 2014, plus interest at 8% secured by a security interest in certain equipment	54	63
Capital lease obligations	16	944

	2,445	3,507
Less: current portion	550	1,478

	$1,895	$2,029

Aggregate maturities of long-term debt for the periods subsequent to March 31, 2013 on a calendar year basis are as follows:

Years Ending December 31,	Amount
2013	$425
2014	520
2015	500
2016	500
2017	500

$2,445

Following is a summary of interest expense for the three months ended March 31, 2013 and April 1, 2012:

	Three Months Ended
	March 31, 2013	April 1, 2012
Interest expense on principal	$70	$185
Amortization of debt issue costs	1	8

	$71	$193

NOTE H—OPERATING LEASES

The Company leases its Hammond, Indiana, and Boardman, Ohio facilities from companies controlled by its Chairman of the Board and stockholder under agreements expiring in August 2015. Renewal options are available for each property. The Company leases the Hagerstown, Maryland facility from a partnership, one partner of which is an officer of one of the Company’s subsidiaries, under an agreement expiring in July 2016. The Company leases the Massillon, Ohio facility from a partnership, one partner of which is a former officer of one of the Company’s subsidiaries, under an agreement expiring in November 2017. The Company leases its Merrillville, Indiana, Huntington, West Virginia, and Visalia, California facilities from unrelated parties under agreements expiring before November 2016. Total rent expense for all facility leases was approximately $315 and $347 for the three months ended March 31, 2013 and April 1, 2012, respectively, including $226 and $234, respectively, to related parties.

The Company leased a facility in South Bend for its previous corporate offices from its Chairman of the Board and stockholder. This lease expired in August 2012. As a result of the closure and relocation of the corporate office to Massillon in 2010, the Company no longer uses this office space.

NOTE I—RELATED PARTY TRANSACTIONS

The Company retired three subordinated notes due to related parties in late 2012 with initial funding under the PNC credit facility. Outstanding aggregate balances on these notes were $2,180 as of December 24, 2012. Interest expense related to these notes was $93 for the three months ended April 1, 2012.

See Note H—Operating Lease Commitments regarding related party leases, which the Company believes to be on terms comparable to lease terms available in arms length transactions.

NOTE J—INCOME (LOSS) PER SHARE

The Company accounts for income (loss) per common share under the provisions of Accounting Standards Codification 260, Earnings Per Share (“ASC 260”), which requires a dual presentation of basic and diluted income (loss) per common share. Basic income (loss) per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted income (loss) per common share is computed assuming the conversion of common stock equivalents, when dilutive.

For the three months ended March 31, 2013, the Company’s common stock equivalents, consisting of warrants to purchase 9,079 shares of common stock and options to purchase 82,000 shares of common stock issued to employees under the 2005 Stock Option Plan, were not included in computing diluted loss per share because the effect of including the warrants and options would have been anti-dilutive.

For the three months ended April 1, 2012, the Company’s common stock equivalents, consisting of warrants to purchase 308,197 shares of common stock and options to purchase 84,000 shares of common stock issued to employees under the 2005 Stock Option Plan, were not included in computing diluted income per share because the effect of including the warrants and options would have been anti-dilutive.

NOTE K—CONCENTRATIONS OF CREDIT RISK

The Company grants credit, generally without collateral, to its customers, which are primarily in the steel, metal working, scrap and rail industries. Consequently, the Company is subject to potential credit risk related to changes in economic conditions within those industries. However, management believes that its billing and collection policies are adequate to minimize the potential credit risk. At March 31, 2013 and December 31, 2012, approximately 37% and 36%, respectively, of gross accounts receivable were due from entities in the rail industry, respectively, and approximately 23% and 22%, respectively, of gross receivables were due from entities in the steel, metal working and scrap industries. Two customers, combined, doing business with the Company’s Industrial Services and Rail Services segments, accounted for approximately 37% and 36% of total consolidated revenue for the three months ended March 31, 2013 and April 1, 2012, respectively. For the three months ended March 31, 2013, these two customers accounted for 20% and 17% of the total consolidated revenue, respectively. The loss of any of these customers would have a material adverse effect on the Company.

NOTE L—COMMITMENTS AND CONTINGENCIES

Collective bargaining agreements

At March 31, 2013 and December 31, 2012, approximately 12% of the Company’s employees were covered by collective bargaining agreements.

Warranty reserves

The Company warrants workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management’s estimates of future costs.

Product warranty activity for the three months ended March 31, 2013 and April 1, 2012 is as follows:

	Three months ended
	March 31, 2013	April 1, 2012
Balance at beginning of period	$163	$84
Warranty claims paid	(29)	(23)
Warranty expense (recovery)	(16)	31

Balance at end of period	$118	$92

Employment Agreement

On June 18, 2010, the Company entered into an employment agreement with its President and CEO, Michael P. Moore. The agreement was for an initial one-year term, subject to earlier termination as provided in the agreement. At each year-end, the agreement will automatically renew for successive one-year periods unless either party, at least three months before the end of the initial term or any renewal term, requests termination or renegotiation of the agreement. The employment agreement provides for certain benefits to the executive if employment is terminated by the Company for cause, by the executive with good reason, or due to death or disability. The benefits include continuation of the executive’s base salary for six months, any earned but unpaid profit-sharing or incentive bonus, stock option and company-paid health insurance for six months. As a result of the pending merger with a subsidiary of IES, no changes are anticipated to this agreement.

NOTE M—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses

The carrying amounts of these items are a reasonable estimate of their fair values because of the current maturities of these instruments.

Debt

As of March 31, 2013 and December 31, 2012, rates currently available to the Company for long term borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows. Interest rates associated to the Company’s debt are at variable rates, based on market rates, thus the debts’ fair value (generally based on Level 3 inputs) approximates its carrying value.

NOTE N—SEGMENT INFORMATION

The Company operates in two segments: Industrial Services and Rail Services.

The Industrial Services segment is primarily engaged in providing maintenance and repair services to the electric motor industry and repairing, remanufacturing and manufacturing industrial lifting magnets for the steel and scrap industries. The Rail Services segment rebuilds and manufactures power assemblies, engine parts, and other components related to large diesel engines for the rail and marine industries.

The Company evaluates the performance of its business segments based on net income or loss. Corporate administrative and support services for the Company are allocated to the business segments, except for corporate depreciation and interest expense.

Summarized financial information concerning the Company’s reportable segments as of and for the three months ended March 31, 2013 and April 1, 2012 is shown in the following tables:

2013	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Three months ended March 31, 2013
External revenue:
Service revenue	$6,039	$—	$—	$—	$6,039
Product sales	1,050	4,352	—	—	5,402
Deprecation included in the cost of revenues	218	47	—	—	265
Gross profit	1,350	1,174	—	—	2,524
Other depreciation & amortization	113	1	18	—	132
Interest expense	16	1	54	—	71
Net income (loss)	(323)	647	(448)	—	(124)
Capital expenditures	—	188	—	—	188

Total assets at March 31, 2013	18,429	4,885	2,984	—	26,298

2012	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Three months ended April 1, 2012
External revenue:
Service revenue	$6,921	$—	$—	$—	$6,921
Product sales	1,304	4,253	—	—	5,557
Deprecation included in the cost of revenues	221	44	—	—	265
Gross profit	1,820	1,208	—	—	3,028
Other depreciation & amortization	113	—	32	—	145
Interest expense	35	2	156	—	193
Net income (loss)	244	740	(169)	—	815
Capital expenditures	38	78	18	—	134

Total assets at December 31, 2012	18,951	4,681	2,813	—	26,445

LONESTAR RENEWABLE TECHNOLOGIES CORP.

Audited Consolidated Financial Statements For

the years ended December 31, 2012 and 2011

(Stated in US Dollars)

LONESTAR RENEWABLE TECHNOLOGIES CORP.

Consolidated Financial Statements

1201 Louisiana Suite 800 Houston, Texas 77002 Main Number: 713-957-2300 Fax Number: 713-895-9393 www.cfw-cpa.com Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Lonestar Renewable Technologies Corp.

Houston, Texas:

We have audited the accompanying consolidated financial statements of Lonestar Renewable Technologies Corp. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lonestar Renewable Technologies Corp. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, had a net capital deficiency, and subsequent to December 31, 2012, sold certain operating assets to a third-party, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Calvetti, Ferguson & Wagner, P.C.

Certified Public Accountants

Houston, Texas

April 24, 2013

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As of December 31, 2012	As of December 31, 2011
ASSETS

Current:
Cash	$6,455	$229,478
Accounts receivable, net	592,588	1,225,321
Work-in-progress	—	36,777
Prepaid job costs	229,242	320,450
Prepaid expenses and deposits	154,524	179,258

Total current assets	982,809	1,991,284

Property and equipment, net	39,190	52,571
Other assets	14,377	14,377
Intangibles	—	19,873

Total non-current assets	53,567	86,821

TOTAL ASSETS	$1,036,376	$2,078,105

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFECIT)

Current:
Accounts payable	5,101,630	2,968,637
Accrued expenses	1,756,732	1,605,868
Deferred revenues	605,886	443,759
Due to related party	186,902	—
Current portion of long-term debt	7,333,887	3,167,043

Total current liabilities	14,985,037	8,185,307

Long-term debt	—	3,004,454

Total liabilities	14,985,037	11,189,761

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, no par value, unlimited authorized, 34,134,615 outstanding	5,951,435	5,937,250
Additional paid-in capital	1,710,554	1,655,080
Accumulated comprehensive income	9,966	16,666
Accumulated deficit	(21,620,616)	(16,720,652)

Total shareholders’ equity (deficit)	(13,948,661)	(9,111,656)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$1,036,376	$2,078,105

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	Year ended December 31, 2012	Year ended December 31, 2011
Revenue	$14,204,852	$16,333,626
Cost of sales	9,628,889	10,658,974

Gross profit	4,575,963	5,674,652

Expenses:
Sales and marketing	3,343,488	2,771,501
General and administrative	4,806,537	4,962,036
Bad debt expense	54,415	350,987
Depreciation and amortization	33,254	140,872
Goodwill Impairment	—	7,297,411

Total expenses		15,522,807

Total operating loss	8,237,694	(9,848,155)

Interest expense	947,622	652,063
Loss on sale of assets	—	73,517
Loss on settlement	333,804	—
Gain on debt restructuring	—	(153,603)
Other, net	(44,793)	(316)

Total other (income) expense:	1,236,633	571,661

Loss before income taxes	(4,898,364)	(10,419,816)
Income tax expense :
Current	(1,600)	(1,600)

NET LOSS	(4,899,964)	(10,421,416)
Other comprehensive income (loss)
Gain (loss) on currency translation	(6,700)	4,170

TOTAL COMPREHENSIVE LOSS	$(4,906,664)	(10,417,246)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP. CONSOLIDATED

STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Stated in US dollars, except share amounts)

	Common Shares	Common Stock	Preferred Shares	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2010	32,595,280	$5,937,250	—	$—	$1,601,103	$12,496	$(6,299,236)	$1,251,613
Total comprehensive loss for the period
Net Loss	—	—	—	—	—	—	(10,421,416)	(10,421,416)
Currency translation	—	—	—	—	—	4,170	—	4,170

Total comprehensive loss for the period	—	—	—	—	—	4,170	(10,421,416)	(10,417,246)

Shareholder transaction
Stock-based compensation	—	—	—	—	53,977	—	—	53,977

Total shareholder transactions	—	—	—	—	53,977	—	—	53,977

Balance, December 31, 2011, Acro Energy Technologies, Corp. common shares	32,595,280	$5,937,250	—	$—	$1,655,080	$16,666	$(16,720,652)	$(9,111,656)

Total comprehensive loss for the period
Net Loss	—	—	—	—	—	—	(4,899,964)	(4,899,964)
Currency translation	—	—	—	—	—	(6,700)	—	(6,700)

Total comprehensive loss for the period	—	—	—	—	—	(6,700)	(4,899,964)	(4,906,664)

Shareholder transaction
Exchange of outstanding of Acro Energy Technologies Corp. common stock	(23,085,004)	(4,204,947)	23,085,004	4,204,947	—	—	—	—
Exchange of outstanding of Acro Energy Technologies Corp. common stock	(9,510,276)	(1,732,303)	9,510,276	1,529,727	—	—	—	(202,576)
Issuance of Lonestar Renewable Technologies Corp.	—	—	1,539,335	216,761	—	—	—	216,761
Stock-based compensation	—	—	—	—	55,474	—	—	55,474

Total shareholder transactions	(32,595,280)	(5,937,250)	34,134,615	5,951,435	55,474	—	—	69,659

Balance, December 31, 2012	—	—	34,134,615	$5,951,435	$1,710,554	$9,966	$(21,620,616)	$(13,948,661)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	Year ended December 31, 2012	Year ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,899,964)	$(10,421,416)
Adjustments to reconcile net loss to cash from operating activities:
Goodwill impairment	—	7,297,411
Depreciation and Amortization	33,254	140,872
Bad debt expense	68,551	350,987
Loss on sale of assets	—	73,517
Stock-Based Compensation	55,474	53,977
Loss on settlement	333,804	—
Gain on restructuring of debt	—	(153,603)
Gain (loss) on currency translation	(6,700)	4,170
Increase in long-term debt principal recorded as interest expense	600,000	—
Change in non-cash working capital balances:
Accounts receivable	564,182	(445,259)
Other receivables	—	23,248
Work-in-progress	36,777	1,100,118
Inventory	—	659,959
Prepaid job costs	91,208	(320,450)
Prepaid expenses and deposits	24,734	85,040
Accounts payable and accrued expenses	2,534,123	2,918,482
Deferred revenues	162,127	(234,389)

Net cash from (used in) operating activities	(402,430)	1,132,664

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	(53,903)
Sale of Assets	—	130,871

Net cash from (used in) investing activities	—	76,968

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	216,761	—
Repurchase of capital stock	(202,576)	—
New borrowings	1,129,036	2,591,061
Payments on loans	(963,814)	(3,706,836)
Payments on capital leases	—	(22,874)

Net cash from (used in) financing activities	179,407	(1,138,649)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(223,023)	70,983
CASH AND CASH EQUIVALENTS, beginning of period	229,478	158,495

CASH AND CASH EQUIVALENTS, end of period	$6,455	$229,478

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Note 1. Nature and Continuance of Operations

Lonestar Renewable Technologies Corp. (the “Company”) is incorporated under the provisions of the Business Corporations Act (British Columbia). The Company is focused on the consolidation and growth of renewable energy companies, primarily in the United States residential solar energy installation market. The Company’s head office is located in Houston, Texas.

These consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business as they come due. There is substantial doubt about the Company’s ability to continue as a going concern. The Company had a net loss of $4,899,964 and $10,421,416 for the years ended December 31, 2012 and 2011, respectively, and a capital deficiency of $13,948,661 and $9,111,656, as of December 31, 2012 and 2011, respectively. The Company has sustained substantial losses in recent years and its ability to continue as a going concern is dependent on the Company’s ability to generate cash flows and satisfy its obligations. Management’s plan to obtain sufficient cash flow is dependent on the success of its ability to generate positive cash flows from selling assets and discharging liabilities with vendors and creditors. Substantially all of the Company’s assets were sold in 2013. See Note 15.

However, there can be no assurances that management will be successful in meeting the obligations and providing sufficient cash flows to the Company on acceptable terms. The Company may have to seek bankruptcy protection if management’s plan is not successful.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern, and, therefore, be required to realize its assets and discharge it liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

On October 24, 2011, the Company held a Special Meeting of shareholders, at which the shareholders approved a resolution authorizing the Company’s directors to apply for the voluntary delisting of the Company’s common shares from the TSXV. The application was approved by the TSXV on October 27, 2011, and effective at the close of business on November 11, 2011, the common shares of the Company were voluntarily delisted from the TSXV.

Effective December 15, 2011, Lonestar Renewable Technologies Corp., a Delaware corporation (“Lonestar Renewable”), Lonestar Renewable Technologies Acquisition Corp., a British Columbia corporation (“Lonestar Acquisition”), and a number of the shareholders of Acro Energy Technologies Corp. (“Acro-BC”)(“Selling Shareholders”) entered into a Share Exchange Agreement, under which the Selling Shareholders sold their Common Shares in Acro-BC to Lonestar Acquisition in return for an equal number of shares in Lonestar Renewable. As of February 28, 2012, Lonestar Acquisition had acquired an aggregate of 23,085,004 of Acro-BC’s Common Shares pursuant to the Share Exchange Agreement.

At a special meeting of the shareholders of Acro-BC held on March 27, 2012, a special resolution was adopted approving the amalgamation of Acro-BC and Lonestar Acquisition, a wholly-owned subsidiary of the Company. Pursuant to the terms of the special resolution, each issued and outstanding common share of Acro-BC, other than those held by Lonestar Acquisition, (totaling 9,510,276 shares) would be exchanged for one Redeemable Preferred Share in the capital of the resulting amalgamated company. Effective April 11, 2012, Acro-BC and Lonestar Acquisition were amalgamated as one company under the name Lonestar Renewable Technologies

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Acquisition Corp. All shareholders of Acro-BC, other than Lonestar Acquisition, have been or will be paid, upon delivery of the certificates representing their common shares in Acro-BC, a cash amount equal to the Redemption Price, being $0.04 Canadian per Redeemdable Preferred Share. The consideration to be paid on the redemption of the Redeemable Preferred Shares has been fully funded by the Company and forwarded to a depositary for distribution.

Note 2. Significant Accounting Policies

a) Basis of presentation and consolidation

The consolidated financial statements were prepared in accordance with GAAP. All amounts are expressed in US dollars. These consolidated financial statements include the accounts of Lonestar Renewable Technologies Corp. and its subsidiaries Lonestar Renewable Technologies Acquisition Corp., Acro Energy Technologies Corp., Acro Energy Technologies, LLC, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) and Energy Efficiency Solar, Inc, all of which are wholly owned by the Company. All significant intercompany transactions and balances have been eliminated upon consolidation.

b) Foreign currency translation

The Company’s only revenue producing activities are within the United States and conducted in US dollars. Although the Company’s corporate domicile is in Canada, the transactions conducted in Canadian dollars are minimal.

As indicated, most of the Company’s activities have been transacted and maintained in the accounting records in US dollars so no translation adjustments are necessary. Canadian dollar transactions are translated into US dollars using the temporal method.

c) Cash

The Company maintains cash which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed federal insurance limits.

d) Allowance for Doubtful Accounts

We establish provision for losses on accounts receivables if it is determined that collection of all or a part of an outstanding balance is not probable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the credit worthiness of the customer, delinquency of the receivable and the customer’s disposition to pay. The allowance for doubtful accounts was $128,941 and $146,761 at December 31, 2012 and 2011, respectively.

e) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are charged to operations when incurred.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The estimated useful lives for depreciation purposes are:

Estimated Useful Lives
Tools, machinery and equipment	5 – 7 Years
Office furniture, equipment and computers	7 Years
Vehicles	5 Years
Leasehold improvements	Lease term

f) Impairment of long-lived assets

Management reviews long-lived assets to be held and used for impairment annually or more frequently if circumstances indicate that an impairment condition may exist (that is, when the carrying value of long-lived assets exceeds its fair value). An impairment of long-lived assets is recognized only if the carrying value of long-lived assets exceeds its fair value and is not recoverable (the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset). An impairment loss, measured as the amount by which the carrying value of the long-lived asset exceeds its fair value, is recorded in the consolidated statement of operations and is not allowed to be restored in later periods.

g) Intangible assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at fair value. The assigned values of a group of intangible assets acquired in a business combination that meet the specified criteria for recognition apart from goodwill are allocated to the individual assets acquired based on fair value. Intangible assets consist of non-competition agreements and are amortized over the estimated life of the contracts which are three years. Intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The net carrying amount of these intangibles was $0 and $19,873 at December 31, 2012 and December 31, 2011, respectively.

h) Corporate transaction costs

Costs directly identifiable with the raising of capital are charged against the related capital stock. Costs related to shares not yet issued are recorded as prepaid capital costs and are included in prepaid expenses and deposits. These costs are considered prepaid until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

i) Income taxes

The tax expense for the period comprises current state income tax.

Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more- likely-than-not sustain the position following an examination. Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements.

j) Revenue recognition

Revenue from sales of products is recognized using the completed contract method. We recognize revenue on completed contracts when the project is substantially complete and billable to the customer.

Deferred revenue includes amounts that have been invoiced but not yet recognized as revenue.

k) Job costs

Job costs consist of costs incurred for which system installation has not been completed. When system installation is complete, these amounts will be recorded as cost of sales as the corresponding revenue is recognized.

l) Manufacture and installation warranties

For installations prior to November 1, 2011, the Company provides a 10 year warranty on labor and incidental supplies other than the solar panels and inverters covered under the manufacturer’s warranty. The manufacturer of the solar panels and inverters provide warranties ranging from 10-25 years. The Company assists the customer in processing warranty claims with the manufacturer in the event that a defective panel or inverter needs replacement. The warranty reserve was $134,302 and $0 at December 31, 2012 and December 31, 2011, respectively.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

m) Stock-based compensation

The Company uses the fair value method of accounting for its stock options and other stock-based payments. Under this method, compensation cost is measured at fair value using the Black-Scholes option pricing model at the date of grant and expensed over the vesting period of the option for employees and over the earlier of the provision of services or the vesting period for non-employees with a corresponding increase to contributed surplus. Compensation cost is not recognized for awards that are forfeited.

Stock-based compensation relating to warrants granted to share placement agents is treated as share issuance cost.

n) Use of estimates

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates include, but are not limited to the valuation of future tax assets, the purchase price allocation for business acquisitions and assumptions used in stock-based compensation.

o) Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation. These changes had no effect on the Company’s consolidated financial position, results of operations or cash flows.

p) Subsequent Events Evaluation

Management has evaluated subsequent events through April 24, 2013, the date the financial statements were available to be issued. See Note 16.

Note 3. Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (‘FASB”) issued updated accounting guidance related to fair value measurements and disclosures. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued amended authoritative guidance associated with comprehensive income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

comprehensive income. The amendments to authoritative guidance associated with comprehensive income were effective for the Company on October 1, 2012 and have been applied retrospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued guidance that amends and simplifies the rules related to testing goodwill for impairment. The revised guidance allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. The results of this assessment will determine whether it is necessary to perform the currently required two-step impairment test. Under this update, an entity also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the two-step goodwill impairment test. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Note 4. Prepaid and Other Assets

The components of prepaid and other assets as December 31, 2012 and 2011 are as follows:

	December 31,2012	December 31,2011
Insurance	$29,986	$27,537
Rent	22,609	24,625
Commissions	38,500	87,599
Software licenses	39,815	18,872
Other	23,614	20,625

	$154,524	$179,258

Note 5. Property and Equipment

A detail of the components of property and equipment as of December 31, 2012 and 2011 are as follows:

	December 31,2012	December 31,2011
Property and equipment, cost	$94,713	$94,713
Accumulated depreciation	(55,523)	(42,142)

	$39,190	$52,571

Net book value:
Vehicles	7,108	9,424
Leasehold improvements	20,333	23,333
Office furniture and equipment	11,749	19,814

	$39,190	$52,571

Depreciation expense was $13,381 and $58,787 for the year ended December 31, 2012 and 2011.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Acro Energy established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. In connection with the renewal of this line of credit, on May 13,

2011, the Company granted collateral security on all of the assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc., to the four individuals who signed as co-borrowers on the Encore line of credit including the Company’s CEO and another Company executive (the “Secured Parties”). On September 26, 2011, a Financing Statement covering the assets was filed in California on behalf of the Secured Parties. On June 15, 2012, the Secured Parties provided notice of intention to foreclose on the assets covered by the security interest. On June 19, 2012, the Secured Parties assigned their rights under the security agreement to Residential Renewable Energy Technologies, Inc., a related party. On June 19, 2012, the Company made a general assignment of assets to Residential Renewable Energy Technologies, Inc. in return for the agreement by Residential Renewable Energy Technologies, Inc. to lease the physical assets back to Energy Efficiency Solar, Inc. and allow Energy Efficiency Solar, Inc. to use of the Acro Energy trademark for a monthly lease payment of $1.00. On June 25, 2012, Residential Renewable Energy Technologies, Inc. filed in California a UCC Financing Statement covering all assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc.

Note 6. Intangible Assets

Listed below are the identifiable intangible assets, solely non-compete agreements, recognized upon the acquisition of the Acro Electric, Inc. and Energy Efficiency Solar, Inc. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable but at least on an annual basis. Intangible assets were fully amortized during the year ended December 31, 2012. Intangible assets consist of the following:

	December 31, 2012	December 31, 2011
Non-compete agreements	$223,104	$223,104
Accumulated amortization	(223,104)	(203,231)

	$—	$19,873

Amortization expense was $19,873 and $82,087 for the year ended December 31, 2012 and 2011.

Note 7. Debt

The Company established a $1,000,000 line of credit with Cadence Bank (formerly known as Encore Bank) on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. The interest rate on funds advanced under this line is the greater of prime rate plus 1% or 6% (6% for the years ended December 31, 2012 and 2011). This credit facility has a maturity date of March 31, 2013 and the outstanding balance at December 31, 2012 and 2011 was $1,999,667 and 1,199,999, respectively. Management is currently in discussions with the bank in regards to the expiration of the line.

As part of the consideration given for the acquisition of Acro Electric, Inc. in 2008, the Company issued an unsecured convertible demand promissory note for $2,939,034 to the seller, Steve Vella, a former majority shareholder in the Company. Following the Company being joined in a lawsuit against Mr. Vella, referenced in Note 9, the Company suspended payment on the promissory note. During 2011, the promissory note was reported at $2,061,921 net of remaining discount of $601,542. On November 23, 2011, the Company and Mr. Vella reached a Settlement Agreement and Release in which the Company issued a promissory note which superseded

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

the unsecured convertible demand promissory note for $2,500,000 due on November 23, 2016 with interest payments due monthly with and interest rate between 7.2% and 10.8% per annum. The new agreement resulted in a $153,603 non-cash gain in the Consolidated Statement of Operations. In June 2012, the company stopped making the required interest payments. Under the terms of the agreement, when payments are not made, an additional principal balance of $100,000 is added to the balance for each month the payment is missed, up to a maximum of six months. At December 31, 2012, the balance was $3,100,000, which included the original principal due and the additional principal amounts noted above. The interest rate in effect at December 31, 2012 and 2011 was 7.2%.

The Company had an unsecured interest-bearing loan payable to an individual related to a major shareholder. The loan bears interest of 7.49% per annum and matured in December 2025. Principal and interest payment of $1,670 were made monthly. During 2011, the Company restricted the note and shortened the term. At December 31, 2012 and 2011, the balance of the loan was $0 and $55,440, respectively.

As part of the consideration given for the business acquisition of Energy Efficiency Solar, Inc. in 2009, $740,700 in the form of a promissory note was issued by the Company to the seller. On June 16, 2010 this note along with an addition $100,000 line of credit from the seller was restructured with a 3.25% per annum interest rate. In accord with the revised terms of the note, $262,500 of the note was repaid in December 2010 and an additional $87,500 was repaid in March 2011. The balance of the note is due in February 2013. The balance of this note at December 31, 2012 and 2011 was $504,454.

The Company established a short-term note with a 6.0% per annum interest rate with a former supplier in January 2012 for $1,807,598 which established a payment plan for items purchased for inventory in late 2011. On May 1, 2012, that supplier filed a complaint against Acro Energy Technologies, Inc. and Acro Energy Technologies Corp. for breach of contract and common counts based on an alleged failure on timely payment. On May 23, 2012, that supplier filed a first amended complaint based on the same transaction. Effective August 31, 2012, a settlement agreement was reached to resolve the claim. The outstanding principal at the time of the settlement was $1,532,598, and the settlement reduced the total debt amount to $1,200,000. The Company paid $200,000 of the settlement balance as of December 2012. On January 15, 2013, the Company defaulted on the settlement agreement. Based on the terms of the settlement agreement, the supplier claimed for a total amount due of $1,729,766. In March 2013, a judgment was made against Acro Energy Technologies Corp. for the total claim amount. The accompanying consolidated financial statements were adjusted as of December 31, 2012 to reflect the balance due of $1,729,766. To record the increase in the principal balance, accrued interest of $63,364 was reclassified to the principal balance of the note, and the remaining increase of $333,804 was recorded as a loss on settlement.

The Company had a $700,000 no interest line of credit facility with the Company’s former CEO for which the balances at December 31, 2012 and December 31, 2011 were $ 0 and $104,338, respectively.

Note 8. Related Party Transactions and Loans

The Company established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. In connection with the renewal of this line of credit, the Company granted collateral security on the assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc., to four individuals who signed as co-borrowers on this line of credit including the Company’s former CEO and another Company executive.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The Company also had borrowed $186,902 in 2012 from certain shareholders including the Company’s former CEO and another Company executive to fund its operation. This is a non-interest bearing note without formal repayment terms.

With the exception of the item noted above and the debt transactions discussed in Note 7, the Company did not have material related party transaction for the year ended December 31, 2012 and 2011.

Note 9. Commitments and Contingencies

Operating Leases

The Company leases property under both month-to-month and non-cancellable operating lease arrangements. For the years ended December 31, 2012 and 2011, the Company recorded rent expense under operating leases of $94,016 and $165,997.

The following table summarizes our future minimum payments under existing operating property leases:

Year
2013	$158,899
2014	120,117
2015	69,000
2016	46,000
2017	—

Total	$394,016

Earn Out

As part of the Acro Electric, Inc. acquisition, the Company is obligated to pay an earn out to the seller for each of the calendar years through 2011, in which the earnings before interest, tax, depreciation and amortization (“EBITDA”) of the acquired entity exceed the EBITDA of the acquired entity for calendar year 2008. The earn out shall be equal to twenty percent (20%) of the excess EBITDA earned in such calendar year with the total potential earn-out capped at a maximum of $1,600,000. No amounts were due under the contingent earn out obligation for the years ended December 31, 2011.

Legal

The Company and its subsidiaries are involved in certain legal proceedings arising in the ordinary course of business. The Company’s wholly owned subsidiary, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) was added to a lawsuit against Steve Vella, the former owner of Acro Electric, Inc., arising from a 2007 transaction between Mr. Vella and a former shareholder of Acro Electric, Inc. that predates the Company’s acquisition. On November 4, 2009, Mr. Vella was removed from the position of Chief Operations Officer of the Company. On October 25, 2010, the Company terminated the employment of Steve Vella, as Director of Business Development. On December 7, 2010, Mr. Vella filed suit in the Superior Court of Stanislaus County, California against Acro Energy Technologies, LLC, the Company’s wholly owned subsidiary, claiming breach of his employment agreement and breach of the Stock Purchase Agreement for the purchase of Acro Electric, Inc. Effective November 23, 2011, an agreement was reached to resolve the claims between Vella and the Company.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

On January 13, 2012, Mr. Vella made an offer to compromise all claims. One of the terms of the offer to compromise was that any and all claims against Acro Energy Technologies, Inc. shall be fully and finally resolved, terminated, discharged, waived and released. On February 14, 2012, the attorneys for the former shareholder accepted Mr. Vella’s offer to compromise without condition.

On May 1, 2012, a supplier of solar modules and related materials filed a complaint against Acro Energy Technologies, Inc. and Acro Energy Technologies Corp. for breach of contract and common counts based on an alleged failure to timely pay for materials. On May 23, 2012, that supplier filed a first amended complaint based on the same transaction and asserted a claim for alter ego against a director and officer of the Company. Effective August 31, 2012, a settlement agreement was reached to resolve the claim. On January 15, 2013, the Company defaulted on the settlement agreement. Based on the terms of the settlement agreement, the supplier claimed for a total amount due of $1,729,766. In March 2013, a judgment was made against the Company for the total claim amount. See Note 7.

Note 10. Capital Stock

Share Repurchase Agreement

On January 20, 2012, Lonestar Acquisition made an offer to purchase all of the remaining issued and outstanding Common Shares of Acro-BC (the “Offer”). The Offer was open for acceptance until February 27, 2012. A total of 3,576,110 Common Shares of Acro-BC were deposited in response to the Offer and acquired by Lonestar Acquisition.

Effective February 27, 2012, Acro-BC and Lonestar Acquisition entered into an Amalgamation Agreement under which Acro-BC and Lonestar Acquisition would amalgamate and continue as “Lonestar Renewable Technologies Acquisition Corp.” Pursuant to the terms of the Amalgamation Agreement, on the Effective Date, each issued and outstanding Common Share of Acro-BC, other than those held by Dissenting Shareholders and Lonestar Acquisition, would be exchanged for one Lonestar Acquisition Redeemable Preferred Share. Following the Amalgamation, the Lonestar Acquisition Redeemable Preferred Shares will be immediately redeemed at the Redemption Price by Lonestar Acquisition, such that Lonestar Acquisition will then own, directly and indirectly, all of the outstanding Common Shares of Lonestar Acquisition. All Shareholders, other than the Dissenting Shareholders and Lonestar Acquisition, will be paid, upon delivery of the certificates representing their Common Shares, a cash amount equal to the Redemption Price, being $0.04 Canadian per Lonestar Acquisition Redeemable Preferred Share.

On March 27, 2012, Acro-BC held a Special Meeting of shareholders, at which the shareholders approved a special resolution ratifying the Amalgamation Agreement and authorizing the Amalgamation of Acro-BC and Lonestar Renewable Technologies Acquisition Corp. pursuant to the provisions of Section 269 of the Business Corporations Act (British Columbia) and upon the terms and conditions set forth in the Amalgamation Agreement. No shareholder exercised their dissent rights under the provisions of Section 238 of the Business Corporations Act (British Columbia).

On April 11, 2012, an Amalgamation Application was filed with the British Columbia Registrar of Corporations. The amalgamation took effect at the time that the Amalgamation was filed with the Registrar. Upon the completion of the Amalgamation, the Company has filed a Notice under Instrument 11-502 with the British Columbia Securities Commission and ceased to be a reporting issuer (or equivalent) in all the provinces of Canada in which Acro-BC was previously a reporting issuer (or equivalent).

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Authorized and Issued Shares

At December 31, 2012, Lonestar Renewable Technologies Corp. has an unlimited number of no value preferred shares authorized. At December 31, 2011, Acro Energy Technologies Corp. had an unlimited number of no par value common shares authorized.

Stock Options

On May 15, 2009, the Company received acceptance from the TSX Venture Exchange for the adoption of the Company’s rolling 10% stock option plan (the “Stock Option Plan”) which provided that the Board of Directors of the Company may grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares. Stock options granted under the Stock Option Plan had a maximum term of five years from the date of grant and had an exercise price that is not less than the last closing price of the shares before the date of the grant less the maximum discount permitted under the policies of the Exchange. The vesting schedule of each option is determined at the discretion of the Board of Directors.

Pursuant to the amalgamation described above, the stock option plan was effectively terminated on the effective date of the amalgamation on April 11, 2012 and all of the outstanding options were expired as they were not exercised. The following summarizes stock options activity for the years ended December 31, 2012 and 2011:

	Number of options	Weighted average exercise price ($CAD)
Outstanding at December 31, 2010	3,210,000	0.34
Granted	1,160,000	0.13
Forfeited or expired	1,865,383	0.31

Outstanding at December 31, 2011	2,504,617	$0.26
Forfeited or expired	2,504,617	0.26

Outstanding at December 31, 2012	—	$0.00

Options outstanding and exercisable as at December 31, 2011 are summarized below:

	Options Outstanding			Options Exercisable
Exercise price ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average life years	Number of options	Weighted average exercise price ($CAD)	Weighted average life years
0.10 – 0.25	1,674,617	0.15	4.07	692,617	0.14	2.42
> 0.25	830,000	0.46	3.52	795,000	0.47	3.48

	2,504,617	0.25	3.88	1,487,617	0.32	2.99

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The Company recorded stock-based compensation expense of $55,474 and $53,977 for the years ended December 31, 2012 and 2011. The fair value of common share options granted was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted below for the years ended December 31, 2012 and 2011:

Expected life of stock options (years)	5.00
Volatility (weighted average)	100%
Risk-free rate of return (weighted average)	3.0%
Expected dividend yield	0%

Note 11. Income Taxes

As at December 31, 2012, the Company had accrued $0 for current US taxes payable.

The actual income tax expense reflected in the accompanying consolidated statements of operations for the year ended December 31, 2012 and 2011 differs from the “expected” tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to income before taxes) as follows:

	2012	2011
Expected tax at Federal statutory rate	$(1,665,988)	$(3,543,281)
Other permanent items	(31,174)	(95,878)
State income taxes	1,600	1,600
Valuation allowance	1,697,162	3,639,159

Income tax provision	$1,600	$1,600

The tax effects of temporary differences that give rise to the Company’s future tax assets and liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred income tax assets:
Net operating loss carryforward	$4,009,130	$2,712,545
Stock-based compensation	—	96,353
Allowance for bad debt	45,129	51,366
Deferred compensation	89,149	14,269
Various Reserves	302,424	—
Intangibles	126,052	130,224
Property	16,676	16,676

Total deferred income tax assets	4,588,560	3,021,433

Valuation allowance	(4,588,560)	(3,021,433)

Net deferred income tax assets	$—	$—

A valuation allowance is provided when it is more likely than not that some portion of the future tax assets will not be realized. The Company established a 100% valuation allowance due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other future tax assets. At December 31, 2012, the

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Company had net operating loss carryforwards expiring at various dates between 2028 and 2032 of approximately $10.4 million for U.S federal taxes, $1.2 million for Canadian taxes and $10.1 million for state income tax purposes.

The Company’s tax returns filed since its inception and those filed since 2008 by Acro Electric, Inc. and Energy Efficiency Solar, Inc. prior to their acquisition by the Company, are subject to examination by taxing authorities. Generally, the applicable statues of limitations are three to four years from filing of the returns.

Note 12. Significant Suppliers

As of November 1, 2011, the Company has entered into an exclusive agreement with an external organization for installation services. The agreement provides for payment of services based upon specific milestones of each installation. The agreement term is one year, with an automatic renewal feature for an additional year. The agreement was automatically renewed upon expiration in November 2012.

Note 13. Employee Retirement Savings Plans

The Company adopted a 401(k) savings plan for its employees. The plans cover all employees of our subsidiaries in California. Under the terms of the plans, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code (“IRC”) limitations, of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company does not match employee contributions but has a discretionary profit sharing option. No Company contributions were made for the year ended December 31, 2012 and 2011.

The Company terminated the plan in February 2013.

Note 14. Supplemental Cash Flow Information

Cash paid for taxes for the years ended December 31, 2012 and 2011 were $69,249 and $179,192, respectively.

Cash paid for interest for the years ended December 31, 2012 and 2011 were $251,122 and $432,439, respectively.

Note 15. Subsequent Events

On February 8, 2013, Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp (collectively, the “Acro Group”) entered into an Asset Purchase Agreement (the “Agreement”) with IES Renewable Energy, LLC (“IES Renewable”). Pursuant to the terms of the Asset Purchase Agreement, IES has agreed to acquire certain assets in connection with the Acro Group’s turn-key residential solar integration business (the “Acquired Assets”). The Acquired Assets include, but are not limited to, assets relating to the Acro Group’s solar installation sales and marketing platform and the backlog of contracts entered into by Acro Energy with residential solar customers, which provide for the payment of sales and marketing fees in connection with the sale, installation and third-party financing of residential solar equipment. The Asset Purchase Agreement transaction closed on February 15, 2013 (the “Closing Date”).

Total consideration to be received by the Acro Group for the Acquired Assets consists of (i) IES Residential’s release of the amounts owed by the Acro Group to IES Residential (an amount not less than $3,700,000 per the

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

agreement), (ii) payment by IES Renewable to the Acro Group of a percentage of future gross revenue generated from the Acquired Assets in an amount not to exceed $2,000,000 over the 12-month period beginning the first full month following the Closing Date, subject to certain reductions as described in the Agreement, and (iii) between $700,000 and $800,000 representing amounts paid by IES Residential, to the Acro Group to fund certain of its operating expenses between January 4, 2013 and closing of the transaction.

On February 21, 2013, Acro Energy Technologies Inc filed a Chapter 7 bankruptcy petition at United States Bankruptcy Court—Southern District of Texas.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRATED ELECTRICAL SERVICES, INC.,

MISCOR GROUP, LTD.

AND

IES SUBSIDIARY HOLDINGS, INC.

Dated as of March 13, 2013

A-i

A-ii

Page
Section 8.9	Waivers	A-58
Section 8.10	Confidentiality Agreement	A-58
Section 8.11	Incorporation	A-58
Section 8.12	Specific Performance; Remedies	A-58
Section 8.13	Waiver of Jury Trial	A-59

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of March 13, 2013, is by and among Integrated Electrical Services, Inc., a Delaware corporation (“Parent”), IES Subsidiary Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and MISCOR Group, Ltd., an Indiana corporation (the “Company”).

Recitals

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company (each a “Party,” and collectively, the “Parties”) have approved this Agreement and the merger of the Company with and into Merger Sub, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), and the Indiana Business Corporation Law, as amended (the “IBCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger (as defined below), this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for federal income Tax purposes, it is intended that (i) the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitute a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the consummation of the Merger;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article 1

Definitions

Section 1.1 Defined Terms. As used in this Agreement, capitalized terms shall have the meanings set forth below or shall have the meanings set forth for such terms in the sections of this Agreement referenced below:

“Acquired Companies” means the Company and each of the Company’s Subsidiaries.

“Acquisition Proposal” means, for any Person, any Contract, proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to the stockholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions involving such Person or its Subsidiaries relating to any direct or indirect acquisition of 20% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable); (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets that generate 20% or more of the consolidated net revenues or net income or of assets representing 20% or more of the book value of the consolidated assets, of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable), or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of, or tender offer or exchange offer that if consummated would result in the acquisition of, beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition or purchase of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 20% or more of the shares of any class of the issued and outstanding Equity Interests of such Person, whether in a single transaction or a series of related transactions.

“Affected Employee” has the meaning given to such term in Section 5.14.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Agreement” has the meaning given to such term in the preamble.

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (as defined in Section 413 of the Internal Revenue Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in the State of Texas are authorized or required by federal Law to be closed.

“Cash Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Cash Election Shares” has the meaning given to such term in Section 2.5(b).

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL and this Agreement, filed with the Secretaries of State of the State of Delaware and the State of Indiana to effect the Merger.

“Claim” has the meaning given to such term in Section 5.13(b).

“Closing” has the meaning given to such term in Section 2.7.

“Closing Date” has the meaning given to such term in Section 2.7.

“Company” has the meaning given to such term in the preamble.

“Company Acquisition Agreement” has the meaning given to such term in Section 5.4(d)(iii).

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Acquisition Proposal Recommendation” has the meaning given to such term in Section 5.4(d)(iii).

“Company Adverse Recommendation Change” has the meaning given to such term in Section 5.4(d)(iii).

“Company Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of the Company or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or to which the Company or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Company Board” means the board of directors of the Company.

“Company Certificate” means a certificate representing a share or shares of Company Common Stock or other appropriate evidence of a share or shares of Company Common Stock issued in book-entry form.

“Company Charter Documents” has the meaning given to such term in Section 3.1.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Credit Agreement” means that certain secured revolving credit agreement between the Company and PNC Bank, National Association, styled “Loan Agreement,” along with ancillary agreements, executed on December 24, 2012.

“Company Disclosure Letter” has the meaning given to such term in the introduction to Article 3.

“Company Employees” means the individuals who are employed as employees by the Company or any of its Affiliates immediately prior to the Effective Time who remain employed as employees of Parent or any of its Affiliates after the Effective Time.

“Company Financial Statements” has the meaning given to such term in Section 3.7(a).

“Company Incentive Plan” has the meaning given to such term in Section 3.3(a).

“Company Information” has the meaning given to such term in Section 5.3(b).

“Company Leased Real Property” means real property leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contracts” has the meaning given to such term in Section 3.14(a).

“Company Meeting” means a meeting of the stockholders of the Company duly called and held for the purpose specified in the Proxy Statement/Prospectus, including the Company Proposal.

“Company Minority Approval” has the meaning given to such term in Section 6.1(b).

“Company Owned Real Property” means real property owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning given to such term in Section 3.5(b).

“Company Preferred Stock” means the preferred stock of the Company, no par value per share.

“Company Proposal” means the proposal to approve this Agreement, which proposal is to be presented to the stockholders of the Company in the Proxy Statement/Prospectus.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Regulatory Filings” has the meaning given to such term in Section 3.6(b).

“Company Reports” has the meaning given to such term in Section 3.7(a).

“Company Representative” means a Representative of the Company or its Subsidiaries.

“Company Restricted Stock” has the meaning given to such term in Section 2.4(d).

“Company Stock Option” means an option issued and outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock granted to an employee or non–employee director of the Company pursuant to a Company Incentive Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Company Subsidiaries.

“Company Superior Proposal” means a Company Acquisition Proposal that is a Superior Proposal.

“Company Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Company.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of February 28, 2013, between the Company and Parent.

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness, promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“D&O Insurance” has the meaning given to such term in Section 5.13(c).

“DGCL” has the meaning given to such term in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter.

“Dissenting Shares” means any shares of Company Common Stock held by a Dissenting Stockholder as of the Effective Time.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who does not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands a judicial appraisal of the fair value of such stockholder’s shares pursuant to, and otherwise complies in all respects with, the provisions of Section 23-1-44 et seq. of the IBCL.

“Effective Time” has the meaning given to such term in Section 2.8.

“Election Deadline” has the meaning given to such term in Section 2.5(b).

“Election Form” has the meaning given to such term in Section 2.5(a).

“Election Form Record Date” has the meaning given to such term in Section 2.5(a).

“Enterprise Value” means Twenty-Four Million Dollars ($24,000,000).

“Environmental, Health and Safety Laws” means any Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection of environmentally sensitive areas.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, and (b) with respect to a partnership, limited liability company or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given to such term in Section 2.6(a).

“Exchange Fund” has the meaning given to such term in Section 2.6(a).

“Exchange Ratio” has the meaning given to such term in Section 2.4(a)(i).

“Funded Debt” has the meaning given to such term in the Company Credit Agreement, as in effect on the date hereof.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Acquired Companies or Parent Companies, as the case may be, or any of their respective properties or assets.

“Hazardous Material” means any chemical, pollutant, contaminant, material, waste or substance regulated by any Governmental Authority or subject to liability under any Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material

(including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“IBCL” has the meaning given to such term in the Recitals.

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Parties” has the meaning given to such term in Section 5.13(b).

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) confidentiality rights or other intellectual property rights of any nature, in each case throughout each jurisdiction in which the Company or Parent, as the case may be, does business.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“IRS” has the meaning given to such term in Section 3.11(b).

“Knowledge” (including with correlative meaning, “Knows” and “Known”) means, with respect to the Company, the actual knowledge of John Martell, Michael Moore, Marc Valentin and James DePew, and with respect to Parent, the actual knowledge of James Lindstrom and Robert Lewey; provided that in each case, “actual knowledge” shall be deemed to include the knowledge that such person would reasonably be expected to obtain in the course of diligently performing his duties for the Company or Parent, as the case may be.

“Law” means any federal, state, local or foreign statute, code, common law, ordinance, rule, regulation, permit, consent, approval, license, judgment, Order, writ, decree, injunction or other authorization, treaty, convention, or governmental certification requirement of any Governmental Authority.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, lien, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Mailing Date” has the meaning given to such term in Section 2.5(a).

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Merger in the timeframe contemplated hereby, but shall not include (a) facts, circumstances, events, changes, effects or occurrences generally affecting (i) the industry in which such Person and its Subsidiaries operate or (ii) the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism or insurrection, to the extent any such facts, circumstances, events, changes, effects or occurrences do not disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (b) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation or the pendency of the Merger (other than any breach, violation, default, event of default or event of acceleration (or any event or circumstance that with notice, lapse of time or both would be or constitute a breach, violation, default, event of default or event of acceleration) or right of first offer, right of first refusal or preferential right to purchase that occurs, becomes exercisable or is otherwise triggered upon or as a result of the execution of this Agreement or the consummation of the Merger), (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person), (d) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Law or in GAAP (or the interpretation thereof) after the date hereof, unless any such changes disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (e) facts, circumstances, events, changes, effects or occurrences resulting from any failure to take any action expressly prohibited by this Agreement, or the specific taking of any action at the written direction or with the written consent of another Party to this Agreement or expressly required by this Agreement, (f) facts, circumstances, events, changes, effects or occurrences resulting from expenses incurred in connection with this Agreement, (g) any Claim made or brought by any holder of Company Common Stock (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement, the Merger or any of the transactions contemplated hereby, or (h) facts, circumstances, events, changes, effects or occurrences resulting from any failure to meet internal or analysts’ estimates or projections (provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying or causing such failure has resulted in, or contributed to, a Material Adverse Effect).

“Maximum Amount” has the meaning given to such term in Section 5.13(c).

“Maximum Cash Amount” has the meaning given to such term in Section 2.5(d).

“Merger” means the merger of the Company with and into Merger Sub under the DGCL and IBCL, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL and IBCL.

“Merger Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Merger Consideration Determination Date” means the fifteenth Business Day prior to the Closing Date (not counting the Closing Date).

“Merger Consideration Press Release” has the meaning given to such term in Section 5.20 (b).

“Merger Sub” has the meaning given to such term in the preamble.

“Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“NASDAQ” means The Nasdaq Stock Market.

“Net Debt” means the average, over the thirty-day period ending on the Merger Consideration Determination Date, of the sum of the Company’s then-outstanding (i)Funded Debt; plus (ii) other Company debt, if any, not including ordinary trade payables on each such day determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1, which sets forth the Net Debt of the Company as of February 24, 2013.

“Net Debt Certificate” has the meaning given to such term in Section 5.20.

“Non-Election Shares” has the meaning given to such term in Section 2.5(b).

“Order” means any order, writ, fine, injunction, decree, judgment, award or enforceable determination of any Governmental Authority.

“Outstanding Shares” shall be the total number of shares of Company Common Stock together with any warrants, options, or other securities that are exercisable for or convertible into Company Common Stock that have not been exercised or converted into Company Common Stock as of Merger Consideration Determination Date.

“Parent” has the meaning given to such term in the preamble.

“Parent Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of Parent or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries or ERISA Affiliates or to which Parent or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which Parent or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Parent Board” means the board of directors of Parent.

“Parent Certificate” means a certificate representing a share or shares of Parent Common Stock or other appropriate evidence of a share or shares of Parent Common Stock issued in book-entry form.

“Parent Charter Documents” has the meaning given to such term in Section 4.1.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent, including the associated preferred stock purchase right issued pursuant to the Parent Rights Agreement.

“Parent Common Stock Value” has the meaning given to such term in Section 2.4(a)(i).

“Parent Companies” means Parent and each of the Parent Subsidiaries.

“Parent Credit Agreement” means the Credit and Security Agreement, dated August 9, 2012, by and among Parent, certain subsidiaries of Parent, Wells Fargo Bank, National Association and the lenders party thereto, as amended.

“Parent Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“Parent Financial Statements” has the meaning given to such term in Section 4.7(a).

“Parent Incentive Plans” means the Amended and Restated 2006 Equity Incentive Plan and the Long Term Incentive Plan of Parent, each as amended.

“Parent Information” has the meaning given to such term in Section 5.3(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Meeting” means a meeting of the stockholders of Parent duly called and held for the purposes set forth in the Proxy Statement/Prospectus, including the Parent Proposal.

“Parent Minority Approval” has the meaning given to such term in Section 6.1(b).

“Parent Permits” has the meaning given to such term in Section 4.5(b).

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.01 per share.

“Parent Proposal” means the proposal to approve the issuance of Parent Common Stock in the Merger, which proposal is to be presented to the stockholders of Parent in the Proxy Statement/Prospectus.

“Parent Regulatory Filings” has the meaning given to such term in Section 4.6(b).

“Parent Reports” has the meaning given to such term in Section 4.7(a).

“Parent Representative” means a Representative of Parent or its Subsidiaries.

“Parent Revised Offer” has the meaning given to such term in Section 5.4(e)(ii).

“Parent Stock Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Parent Subsidiary” means a Subsidiary of Parent identified on the Parent Disclosure Letter.

“Parent Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Parent Subsidiaries.

“Parent Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Parent.

“Parties” has the meaning given to such term in the Recitals.

“Party” has the meaning given to such term in the Recitals.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (d) Liens described in the applicable Disclosure Letter or (e) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, regardless of whether a Governmental Authority.

“Proxy Statement/Prospectus” means the joint proxy statement in definitive form relating to the Company Meeting and the Parent Meeting, which joint proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger.

“Regulatory Filings” has the meaning given to such term in Section 5.8(a).

“Related Documents” has the meaning given to such term in Section 3.2(a).

“Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative.

“Required Company Vote” has the meaning given to such term in Section 3.23.

“Required Parent Vote” has the meaning given to such term in Section 4.15.

“Responsible Officers” means, with respect to each Party, the Chief Executive Officer and the Chief Financial Officer or, in the case of the Company, the Chief Accounting Officer, of such Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stock Designated Shares” has the meaning given to such term in Section 2.5(d).

“Stock Election Shares” has the meaning given to such term in Section 2.5(b).

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, a majority of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns a majority of the total Equity Interests, or, in the case of a limited partnership, a majority of the total equity interests of the general partner of such limited partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 75% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Company Board determines in good faith (after considering the advice of its independent financial advisors and its outside legal counsel and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal) that such Acquisition Proposal is more favorable to the holders of the Company Common Stock than the transactions contemplated by this Agreement taking into account (a) any amounts payable pursuant to Section 7.3 and any Parent Revised Offer, and (b) the anticipated timing, conditions (including any financing condition) and prospects for completion of such Acquisition Proposal.

“Surviving Corporation” has the meaning given to such term in Section 2.2.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state, local or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever imposed by a taxing authority, together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Return” means any report, return, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any tax authority with respect to any Tax, including an information return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Date” means August 31, 2013 or such later date to which the “Termination Date” shall be extended pursuant to Section 5.5.

“Third Party” means a Person other than any of the Acquired Companies or any of the Parent Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Internal Revenue Code.

“U.S.” means the United States of America.

“Voting Debt” of any Person, means any bonds, debentures, promissory notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Equity Interests having the right to vote) with the stockholders of such Person on any matter.

Section 1.2 References, Construction and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(d) Provisions hereof referring to delivery of documents by one Party to another Party prior to the date hereof shall be deemed to refer to either actual physical delivery of such documents or making such documents available for review in a data room or computer based virtual data room at least three Business Days prior to the date hereof.

Article 2

The Merger

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger, the DGCL and the IBCL, at the Effective Time, the Company shall be merged with and into Merger Sub.

Section 2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Corporation”). Merger Sub shall continue its corporate existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger. The Merger shall have the effects specified in this Agreement, the DGCL and the IBCL.

Section 2.3 Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(c) The directors and officers of Merger Sub at the Effective Time shall continue as directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4 Conversion of Securities.

(a) Company Common Stock.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares to be cancelled pursuant to Section 2.4(b)) shall be converted into the right to receive, at the election of the holder as provided in and subject to Section 2.5, either (1) a per-share dollar amount, which amount shall not be less than $1.415 per share, equal to the quotient of (i) the excess of Enterprise Value over Net Debt divided by (ii) the number of Outstanding Shares, in cash (without interest) (the “Cash Consideration”) or (2) a number (which may be less than one) of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means the fraction, expressed as a decimal, calculated to the nearest one-ten thousandth, the numerator of which is (x) the Cash Consideration, and the denominator of which is (y) the Parent Common Stock Value; provided, however, that: (i) if the Parent Common Stock Value is less than $4.024 per share, then the Parent Common Stock Value shall be $4.024; and (ii) if the Parent Common Stock Value is greater than $6.036 per share, then the Parent Common Stock Value shall be $6.036. “Parent Common Stock Value” means the volume-weighted average of the sale prices per share of Parent Common Stock as reported by the NASDAQ for the 60 consecutive trading days ending with the Merger Consideration Determination Date. The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of one cent. The Cash Consideration and the Parent Stock Consideration to be received by the holders of Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Common Stock as specified below) are referred to herein collectively as the “Merger Consideration.”

(ii) Each share of Company Common Stock, when so converted at the Effective Time, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; each Company Certificate that, immediately prior to the Effective Time, represented any such shares (other than any Company Certificate representing Dissenting Shares or shares to be cancelled pursuant to Section 2.4(b)) shall thereafter represent the right to receive the Merger Consideration therefor; and the holder of any Company Certificate shall cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.6(e)), without interest, upon the surrender of such Company Certificate in accordance with Section 2.6(b).

(b) Company Treasury Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, all shares of Company Common Stock that are held immediately prior to the Effective Time by the Company, by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or the Company shall be cancelled and retired without any conversion and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(c) Company Stock Options. Following the execution of this Agreement, under the terms of the Company Incentive Plans, all outstanding Company Stock Options shall be exercisable in full. Consistent with the Company Incentive plan, the Board of Directors of the Company shall select and give notice to all holders of Company Stock Options beginning and ending dates between which such Options may be exercised. Any Company Stock Options not exercised before the ending date so selected and published shall be cancelled by the Company.

(d) Company Restricted Stock. Immediately prior to the Effective Time, each share of Company Common Stock then outstanding that is unvested or is subject to a repurchase option, risk of forfeiture or other condition or restriction under any Company Incentive Plans or any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted Stock”) shall be immediately vested and become free of such conditions or restrictions and the holder thereof shall be entitled to receive the Merger Consideration upon surrender of the Company Certificate(s) representing such shares of Company Common Stock to the Exchange Agent.

(e) Dissenting Shares. Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration, but instead shall represent only the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL, unless a Dissenting Stockholder holding particular Dissenting Shares has failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the fair value of such shares under the IBCL. If a Dissenting Stockholder has so failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the amount determined under Section 23-1-44 et seq. of the IBCL, then the shares of Company Common Stock held by such holder shall cease to be Dissenting Shares and shall entitle such holder to receive the Merger Consideration in respect of such shares as provided in Section 2.4(a)(i), and promptly following the occurrence of such event and upon the surrender of the Company Certificate(s) representing such shares, the Exchange Agent and the Surviving Corporation (as applicable) shall deliver to such holder the Merger Consideration in respect of such shares. The Company shall comply with those provisions of Section 23-1-44 et seq. of the IBCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands to exercise dissenter’s rights with respect to any shares of Company Common Stock under the IBCL actually received by the Company, any withdrawals of any such demands and any other documents or instruments received by the Company relating to dissenter’s rights and (B) an opportunity to participate at its own expense in all negotiations and proceedings with respect to demands for fair value under the IBCL. The Company shall not, except with the prior written consent of Parent (which consent may be given or withheld by Parent in its sole discretion), voluntarily make any payment with respect to demands for fair value under the IBCL or offer to settle or settle any such demands.

(f) Certain Adjustments. If between the date of this Agreement and the Effective Time, regardless of whether permitted pursuant to the terms of this Agreement, the outstanding Parent Common Stock or Company Common Stock shall be changed into a different number or type of securities by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock and Company Restricted Stock with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.5 Election Procedures.

(a) Election Form. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates theretofore representing shares of the Company Common Stock shall pass, only upon proper delivery of such Company Certificates to the Exchange Agent) in such form as Parent and the Company shall mutually agree (the “Election Form”) and pursuant to which each holder of record of shares of the Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 2.5, shall be mailed at the same time as the Proxy Statement/Prospectus or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the “Mailing Date”) to each holder of record of the Company Common Stock as of the close of business on the record date for notice of the Company Meeting (the “Election Form Record Date”). Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of the Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(b) Election; Election Deadline. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Parent Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”), in each case subject to the provisions of Section 2.5(d). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the later of (x) the 33rd day following the Mailing Date, (y) fifth Business Day following the dissemination of the Merger Consideration Press Release and (z) such other time and date as the Company and Parent shall agree (the “Election Deadline”) (other than any shares of the Company Common Stock that constitute Dissenting Shares as of such time) shall be deemed to be Non-Election Shares. Any holder of Non-Election Shares shall be deemed to have made an election to receive the Parent Stock Consideration. Parent and the Company may agree to extend such deadline to such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.

(c) Proper Election; Revocation. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Company Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Company Certificates or the guaranteed delivery of such Company Certificates) representing all shares of the Company Common Stock covered by such Election Form, together with duly executed transmittal materials or other documentation included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of the Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Company Certificates, if any, representing the Company Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of the Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(d) Cash Election Shares Greater than Maximum Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Maximum Cash Amount, then the Exchange Agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designated Shares equals as closely as practicable the Maximum Cash Amount, and each share of Company Common Stock that is a Stock Designated Share shall be converted into the right to receive the Parent Stock Consideration. For purposes of this Agreement, “Maximum Cash Amount” shall mean the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 2.5, Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 2.5.

Section 2.6 Surrender of Company Certificates; Stock Transfer Books

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company to act as agent (the “Exchange Agent”) for the holders of Company Common Stock to receive the Merger Consideration to which holders of Company Common Stock shall become entitled pursuant to Section 2.4(a) or 2.4(d). Promptly following the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of the Company Common Stock, (a) Parent Certificates representing sufficient shares of Parent Common Stock to pay the Parent Stock Consideration with respect to all Stock Election Shares, Non-Election Shares and Stock Designated Shares and (b) sufficient cash or immediately available funds to pay the Cash Consideration with respect to all Cash Election Shares (less the number of Stock Designated Shares). Such shares of Parent Common Stock and such funds are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Common Stock and the cash portion of the aggregate Merger Consideration to be issued or paid pursuant to Section 2.4(a) or 2.4(d) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Such funds in the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $100 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise); provided, however, that no loss on any investment made pursuant to this Section 2.6 shall affect the Merger Consideration payable to the holders of Company Common Stock, and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of any such losses.

(b) Surrender of Company Certificates. Promptly after the Effective Time, Parent shall cause the Surviving Corporation to mail to each person who was, at the Effective Time, a holder of record of Company Common Stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent and which shall be in customary form and agreed to by Parent and the Company prior to the Effective Time) and instructions for use in effecting the surrender of the Company Certificates in exchange for payment of the Merger Consideration pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, (i) the holder of such Company Certificate shall be entitled to receive in exchange therefor, in accordance with its election (or non-election, as the case may be) and the provisions of Section 2.5(d), a Parent Certificate representing the number of whole shares of Parent Common Stock and/or the cash that such holder has the right to receive pursuant to Sections 2.4(a), 2.4(d) and 2.5(d), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.6(e) (after giving effect to any required withholding of taxes); and (B) such Company Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Company Certificate for the benefit of the holder of such Company Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Company Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Company Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment to a person other than the registered holder of the Company Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration.

(c) Termination of Exchange Fund. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds and shares of Parent Common Stock in the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Company Common Stock (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it) and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration (along with cash in lieu of fractional shares or unpaid dividends or distributions, if any) that may be payable upon due surrender of the Company Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share to a public official pursuant to any applicable abandoned property, escheat or other similar law. Any amounts remaining unclaimed by former holders of Company Common Stock as of the date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by applicable law. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive under this Agreement) may be issued or paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer Taxes have been paid.

(e) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate. Subject to the effect of applicable Law: (i) at the time of the surrender of a Company Certificate for exchange in accordance with the provisions of this Section 2.6, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding Taxes that may be required with respect thereto); and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding Taxes that may be required with respect thereto).

(f) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(g) Treatment of Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.6(g), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates delivered by or on behalf of such holder), such holder, upon surrender of a Company Certificate as described in this Section 2.6, shall be paid an amount in cash to the nearest whole cent (without interest) determined by multiplying (i) the Parent Common Stock Value by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.6(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(h) Lost, Stolen, or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any Claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional shares payable pursuant to Section 2.6(g) and any unpaid dividends and distributions payable pursuant to Section 2.6(e), without interest) deliverable with respect thereto pursuant to this Agreement.

Section 2.7 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 as soon as practicable after 10:00 a.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the Parties may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.8 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State, or at such time thereafter as is permitted by law, agreed by the Parties and provided in the Certificate of Merger. At the Closing, the Certificate of Merger shall be filed with the Secretaries of State of the State of Delaware and the State of Indiana.

Section 2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.10 Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as are required to be deducted or withheld under the Internal Revenue Code or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding shares of Parent Common Stock). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made.

Article 3

Representations and Warranties of the Company

As an inducement for Parent and Merger Sub to enter into this Agreement, the Company hereby makes the following representations and warranties to Parent and Merger Sub; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by the Company to Parent as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Company Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Company Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 3.1 Corporate Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Indiana. The Company is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. The Company has delivered to Parent true, accurate and complete copies of the Amended and Restated Articles of Incorporation (including any and all certificates of designation or other documentation relating to Company Preferred Stock) and Amended and Restated Code of By-Laws of the Company, each as amended to date (the “Company Charter Documents”), and each Company Charter Document is in full force and effect, has not been further amended or modified and has not been terminated, superseded or revoked. The Company is not in violation of its Company Charter Documents.

Section 3.2 Authorization, Validity and Effect of Agreements. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Company Proposal by the Company’s stockholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings by the Company are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Company Vote, receipt of Company Minority Approval and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub to the extent Parent or Merger Sub, as the case may be, is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 800,000 shares of Company Preferred Stock. As of the close of business on March 12, 2013, there were (i) 11,785,826 issued and 11,683,987 outstanding shares of Company Common Stock, (ii) 22,000 shares of Company Restricted Stock issued but held in reserve, (iii) 123,839 shares of Company Common Stock held by the Company in its treasury, and (iv) no issued or outstanding shares of Company Preferred Stock. The stockholders of the Company previously approved a 2005 Stock Option Plan, as amended (the “Company Incentive Plan”). As of the close of business on March 12, 2013, 200,000 shares of Company Common Stock were reserved for future issuance pursuant to Company Stock Options under the Company Incentive Plan. As of the close of business on March 12, 2013, there were outstanding options to purchase 82,000 shares of Company stock, including options to purchase 81,000 shares of Company stock at an exercise price lower than the Cash Consideration. As of the close of business on March 12, 2013, there were 118,000 shares of Company Common Stock remaining available for the grant of awards under the Company Incentive Plan. As of the close of business on March 12, 2013, there were warrants to purchase 9,079 shares of Company Common Stock outstanding, at an exercise price lower than the Cash Consideration. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. All shares of Company Common Stock are, and all shares of Company Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock and not subject to any preemptive rights.

(b) The Company has no outstanding Voting Debt. Other than the Company Stock Options referenced above, the Company and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of the Company or any of its Subsidiaries. There are no outstanding or authorized (i) contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of the Company or any of its Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

Section 3.4 Subsidiaries.

(a) Each Company Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Company Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted. Each Company Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, except for Liens granted under the Company Credit Agreement.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth all of the Company Subsidiaries. The Company Subsidiaries are not in violation of their respective Company Subsidiary Charter Documents.

Section 3.5 Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, (y) matters relating to Company Benefit Plans, which are treated exclusively in Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Company, threatened with respect to any such matters;

(b) The Company and each Company Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or Knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Company, threatened to give, notice of any action to terminate, cancel or reform any Company Permits; and

(c) The Company and each Company Subsidiary possess all Company Permits required for the present ownership or lease, as the case may be, and operation of all Company Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such Company Permit pertaining to the Company Real Property.

Section 3.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that Company Proposal is approved by the requisite vote or approval of Company stockholders, the execution and delivery by the Company of this Agreement and the Related Documents, the performance of the Company’s obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Company Charter Documents, (ii) violate any provisions of the Company Subsidiary Charter Documents of any Company Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair the Company’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries under any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to the Company or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens or declarations that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or any Related Document nor the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Company or any Company Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of any exchange on which the Company Common Stock may be listed or admitted to trading ((i), (ii) and (iii), collectively, the “Company Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.7 SEC Documents.

(a) The Company has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Company Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Company from the SEC and, to the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Company Financial Statements”). The Company Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Company Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) The Company has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of the Company has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2012, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its

Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has a material weakness (as such terms is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) The Company is in compliance in all material respects with all applicable listing and corporate governance requirements of any securities exchange on which the Company Common Stock is listed or admitted to trading and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 3.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Company’s consolidated balance sheet at December 31, 2012, constitutes a Company Material Adverse Effect.

Section 3.9 Absence of Company Material Adverse Effect and Certain Other Changes. Since December 31, 2012, there has not been (a) any Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Company or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 3.10 Taxes.

(a) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) The Acquired Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Acquired Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Acquired Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Acquired Companies have timely paid (or the Company has paid on each Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, each of the Acquired Companies has established adequate reserves (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes not yet due and payable by the Acquired Companies through the date hereof.

(ii) None of the Acquired Companies is under audit or examination by any tax authority with respect to any Taxes for which any of the Acquired Companies would be liable. Each assessed deficiency resulting from any audit or examination relating to Taxes by any tax authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Acquired Companies.

(iii) Since January 1, 2011, the Acquired Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Acquired Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Acquired Companies and the affiliated group of which the Company is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) None of the Acquired Companies has executed or entered into any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any tax authority by or on behalf of the Acquired Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Acquired Companies.

(vii) No Acquired Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any tax authority).

(viii) The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Internal Revenue Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper tax authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Acquired Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Acquired Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) No Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code during the two year period ending on the date hereof.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a list of all the Company Benefit Plans. The Company has provided or made available to Parent true and complete copies of the Company Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Company Benefit Plan.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Company Material Adverse Effect; to the extent applicable, the Company Benefit Plans comply in all material respects with the requirements of ERISA and the Internal Revenue Code or with the Laws and regulations of any applicable jurisdiction, and any Company Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Company Benefit Plans; the Company Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to the Company’s Knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans for which the Company could be liable; there are no pending or, to the Company’s Knowledge, threatened Claims against or otherwise involving any Company Benefit Plan that, individually or in the aggregate, constitute a Company Material Adverse Effect, and no suits, actions or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) have been brought against or with respect to any such Company Benefit Plan for which the Company could be liable, that, individually or in the aggregate, constitute a Company Material Adverse Effect; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or have been properly accrued and are reflected in the Company Financial Statements as of the date thereof; neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Company Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, regardless of whether waived.

(c) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) No Company Benefit Plan maintained by the Acquired Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of the Company and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Company Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Company Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Company Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries. As to each Company Benefit Plan, the Company or the applicable Company Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) The Company has provided to Parent an estimate of all amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

(h) Each Company Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in good faith compliance with Section 409A of the Internal Revenue Code since January 1, 2009 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Internal Revenue Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Company Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Company Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Company Financial Statements as of the date thereof.

(k) No Company Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States of America.

(m) No Company Benefit Plan that is an employee pension benefit plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. The market value of assets under each Company Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of the Company, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that the Company, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of the Company, any of its Subsidiaries or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

Section 3.12 Labor Matters.

(a) (i) As of the date of this Agreement, with the exception of the collective bargaining agreements in place with respect to certain employees of the Company’s service centers in Hammond, Indiana, and Huntington, West Virginia, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, the Company or any Company Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Company Subsidiary pending or, to the Knowledge of the Company threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Company’s Knowledge, pending or threatened against the Company or any of its Subsidiaries.

Section 3.13 Environmental Matters.

(a) The Company and each Company Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. There are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of the Acquired Companies’ businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or investigations of any Governmental Authority are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Law, and, to the Knowledge of the Company, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the Knowledge of the Company or its Subsidiaries, former) businesses, assets or properties of the Company or any Company Subsidiary (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of any Environmental, Health and Safety Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Law or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Law or relating to the cleanup of any Hazardous Materials.

Section 3.14 Certain Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document): (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in the Company or any Company Subsidiary; (iii) any voting agreement relating to any Equity Interest of the Company or any Company Subsidiary; (iv) any Contract outside the ordinary course to which the Company or any Company Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided involving an amount of $20,000 or more; (v) any Contract outside the ordinary course between the Company or any Company Subsidiary and any current or former Affiliate of the Company; (vi) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $100,000 or more; or (vii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with a value (cumulative revenue or expense) estimated in good faith by the Company in excess of $100,000 (all Contracts of the types described in clauses (i) through (vii), regardless of whether listed in Section 3.14(a) of the Company Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Company Material Contracts”).

(b) Each of the Company Material Contracts is, to the Knowledge of the Company, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries Knows of, or has received written notice of, any breach or violation of, or default under (nor, to the Knowledge of the Company and its Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Company Material Contract, or has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.15 Intellectual Property. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the products, services and operations of the Company and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) the Company and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that the Company and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the Knowledge of the Company, there is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of the Company or any Company Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of the Company or any Company Subsidiary, that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.16 Ownership and Condition of Assets.

(a) As of the date hereof, the Company or a Company Subsidiary has good and marketable title to the assets of the Acquired Companies, other than defects or irregularities of title that do not materially impair the ownership or operation of such assets and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Company Credit Agreement or Liens that do not constitute a Company Material Adverse Effect.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, the assets of the Acquired Companies are in satisfactory operating condition as of the date of this Agreement, subject to normal maintenance and repair requirements and normal wear and tear.

Section 3.17 Insurance. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) The Company and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverage summarized in Section 3.17(a) of the Company Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no default with respect to any provision contained in any such policy or binder, and none of the Acquired Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the Knowledge of the Company, no event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the Company’s industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer since January 1, 2011, and to the Company’s Knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of the Company or any Company Subsidiary.

Section 3.18 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Company nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Company’s or its Affiliates’ businesses.

Section 3.19 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.20 No Brokers. Neither the Company nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. The Company has retained Western Reserve Partners LLC as its financial advisor, the fees of which will be paid by the Company and the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Western Reserve Partners, LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Merger Sub and their respective Subsidiaries and Affiliates) is fair, from a financial point of view, to such holders, and the Company will promptly deliver a copy of such opinion to Parent.

Section 3.22 Parent Share Ownership. Neither the Company nor any of its Subsidiaries owns any shares of the capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Parent.

Section 3.23 Vote Required; Board of Director Approval. Under Indiana Law and the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading, the only vote of the holders of any class or series of Company Equity Interests necessary to approve the Company Proposal is the affirmative vote in favor of the Company Proposal by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Vote”). The Company Board has, by resolutions duly adopted by the directors present at a meeting of such board duly called and held and not subsequently rescinded or modified in any way, unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and the other transactions contemplated hereby, (c) directed that this Agreement be submitted for approval by the stockholders of the Company and (d) recommended that the stockholders of the Company approve this Agreement. Notwithstanding the foregoing, any change in or modification or revocation of the recommendation to the Company’s stockholders of this Agreement by the Company Board in accordance with the terms of this Agreement shall not constitute a breach of the representation set forth in clause (d) of this Section 3.23.

Section 3.24 State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, the restrictions on business combinations and voting requirements set forth in Sections 23-1-42 et seq. and 23-1-43 et seq. of the IBCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Company Charter Documents, would apply to this Agreement, any Related Document or the Merger.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 4

Representations and Warranties of Parent and Merger Sub

As an inducement for the Company to enter into this Agreement, Parent and Merger Sub hereby jointly and severally make the following representations and warranties to the Company; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by Parent to the Company as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Parent Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Parent Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Parent Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 4.1 Corporate Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Second Amended and Restated Certificate of Incorporation (including any and all certificates of designation or other documentation relating to Parent Preferred Stock) and the Bylaws of Parent, each as amended to date (the “Parent Charter Documents”), and (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (the “Merger Sub Charter Documents”), and each Parent Charter Document and Merger Sub Charter Document is in full force and effect, has not otherwise been amended or modified and has not been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or Merger Sub Charter Documents, as applicable.

Section 4.2 Authorization, Validity and Effect of Agreements.

(a) Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of the Parent Proposal by Parent’s stockholders and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Parent Vote, the receipt of Parent Minority Approval and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which Parent and/or Merger Sub is a party have been or will be duly executed and delivered by Parent and/or Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company to the extent the Company is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on March 12, 2013, there were 15,105,846 issued and outstanding shares of Parent Common Stock, 301,956 shares of Parent Common Stock held by Parent in its treasury and no issued and outstanding shares of Parent Preferred Stock. As of the close of business on March 12, 2013, 20,000 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock options or restricted stock awards under the Parent Incentive Plans, 87,205 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock phantom stock awards under the Parent Incentive Plans and 100,000 shares of Parent Preferred Stock, designated as Series A Junior Participating Preferred Stock, are reserved for issuance upon exercise of the preferred stock purchase rights issued pursuant to the Parent Rights Agreement. As of the close of business on March 12, 2013, there were 835,854 shares of Parent Common Stock remaining available for the grant of awards under the Parent Incentive Plans. There are no outstanding or authorized stock appreciation, profit participation or other similar rights with respect to Parent. All shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock and not subject to any preemptive rights. All shares of Parent Common Stock constituting Parent Stock Consideration will be, upon issuance, duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

(b) Parent has no Voting Debt. As of the date of this Agreement, other than pursuant to the Parent Incentive Plans, Parent and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of Parent or any of its Subsidiaries.

(c) Parent directly or indirectly owns 100% of the outstanding Equity Interests of Merger Sub. All of the outstanding Equity Interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted, or to be granted, under the Parent Credit Agreement.

Section 4.4 Subsidiaries.

(a) All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted under the Parent Credit Agreement.

(b) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder.

(c) Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth all of the Parent Subsidiaries. The Parent Subsidiaries are not in violation of their respective Parent Subsidiary Charter Documents.

Section 4.5 Compliance with Laws; Permits.

Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, and except for (x) matters relating to Taxes, (y) matters relating to Parent Benefit Plans and (z) matters arising under Environmental, Health and Safety Laws:

(a) Neither the Parent nor any Parent Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Parent, threatened with respect to any such matters;

(b) The Parent and each Parent Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Parent has no notice or Knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Parent, threatened to give, notice of any action to terminate, cancel or reform any Parent Permits; and

(c) The Parent and each Parent Subsidiary possess all Parent Permits required for the present ownership or lease, as the case may be, and operation of all Parent Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Parent, threatened to take, any action to terminate, cancel or reform any such Parent Permit pertaining to the Parent Real Property.

Section 4.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 4.6(b) are duly and timely made or obtained and that the Parent Proposal is approved by the requisite Parent stockholders, the execution and delivery by Parent and Merger Sub of this Agreement and the Related Documents, the performance of their respective obligations hereunder and thereunder and the consummation by them of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Parent Charter Documents or Merger Sub Charter Documents, (ii) violate any provisions of the Parent Subsidiary Charter Documents of any Parent Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Parent’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or its Subsidiaries under any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Parent or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to Parent or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations Liens or declarations that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement or any Related Document nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Parent, Merger Sub or any Parent Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NASDAQ ((i), (ii) and (iii), collectively, the “Parent Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.7 SEC Documents.

(a) Parent has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date, or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Parent Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Parent from the SEC and, to the Knowledge of Parent, none of the Parent Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presented in all material respects the results of operations, cash flows or stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Parent Financial Statements”). The Parent Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Parent Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) Parent has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Parent has completed its assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended September 30, 2012, and such assessment concluded that such controls were effective. Parent has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of the Parent Board (A) all significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of Parent, none of Parent, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, including any material complaint, allegation, assertion or Claim that Parent or any of its Subsidiaries has a material weakness (as such term is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) Parent is in compliance in all material respects with all applicable listing and corporate governance requirements of the NASDAQ and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 4.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Parent or any of its Subsidiaries or, to the Parent’s Knowledge, threatened against the Parent or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Parent’s consolidated balance sheet at September 30, 2012, constitutes a Parent Material Adverse Effect.

Section 4.9 Absence of Parent Material Adverse Effect and Certain Other Changes. Since September 30, 2012, there has not been (a) any Parent Material Adverse Effect, (b) any material change by the Parent or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Parent or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 4.10 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Parent or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Parent nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Parent nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Parent or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Parent’s or its Affiliates’ businesses.

Section 4.11 Undisclosed Liabilities. Neither the Parent nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Parent’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.12 No Brokers. Neither Parent nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Parent has retained Periculum Capital Company, LLC as its financial advisor, the fees of which will be paid by Parent.

Section 4.13 Opinion of Financial Advisor. The Parent Board has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to Parent, and Parent will promptly furnish a copy of such opinion to the Company for informational purposes.

Section 4.14 Company Share Ownership. Neither Parent nor any of its Subsidiaries owns any shares of the capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of the Company.

Section 4.15 Vote Required; Board of Director Approval. Under Delaware Law and the rules of the NASDAQ, the only vote of the holders of any class or series of Parent Equity Interests necessary to approve the Parent Proposal is the affirmative vote in favor of the Parent Proposal by the holders of a majority of the shares of Parent Common Stock that are voted on the Parent Proposal, as long as a majority of the issued and outstanding shares of Parent Common Stock are voted on the Parent Proposal (the “Required Parent Vote”). The Parent Board has, by resolutions duly adopted at a meeting of all directors on the Parent Board, which meeting was duly called and held, (a) determined that the merger is advisable and in the best interests of Parent and its stockholders, (b) approved the Merger and this Agreement, (c) recommended that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the merger and (d) directed that such matter be submitted to the stockholders of Parent at the Parent Meeting. No stockholder vote is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other than the vote of Parent acting as the sole stockholder of Merger Sub.

Section 4.16 Financing.

At the Closing, Parent shall have sufficient cash, available borrowings under line(s) of credit, or other sources of immediately available funds to enable Parent to pay the Maximum Cash Amount of the Merger Consideration and to perform its obligations with respect to all of the remaining transactions contemplated by this Agreement.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 5

Covenants

Section 5.1 Business in Ordinary Course. Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter, unless with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use its commercially reasonable efforts consistent with past practices and policies to (a) preserve intact its present business organizations and goodwill, (b) keep available the services of its present executive officers, directors and key employees, and (c) preserve its relationships with customers, suppliers, agents, and creditors.

Section 5.2 Conduct of Business Pending Closing. Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.2 of the Company Disclosure Letter, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, nor will the Company permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) except to the extent required to comply with applicable Law or the rules and regulations of any securities exchange on which the Company Common Stock is listed or admitted to trading, amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock options or restricted stock grants forfeited in accordance with the terms of a Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(d) issue, grant or sell, or agree to issue, grant or sell, any Equity Interests, including capital stock (other than issuances of Equity Interests (i) pursuant to the exercise of any stock options or other equity awards outstanding on the date of this Agreement, (ii) in an amount consistent with past practices to non-executive officer employees hired after the date hereof in the ordinary course of business consistent with past practices, not to exceed 15,000 shares in the aggregate of Company Common Stock or (iii) by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries), change its capitalization from that which exists on the date hereof (except as described by the foregoing exceptions), issue, sell, award or grant any rights, options or warrants to acquire its Equity Interests or any conversion rights with respect to its Equity Interests, or enter into or amend any agreements with any holder of its Equity Interests with respect to holding, voting or disposing of such Equity Interests;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly owned Subsidiaries or (ii) shares of Company Common Stock that are withheld to satisfy federal withholding requirements upon vesting of Company Restricted Stock;

(f) merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets to, any other Person (other than transfers among the Acquired Companies), except for any sales, leases or dispositions of assets (i) to customers in the ordinary course of business consistent with past practices or (ii) to a non-affiliated Person in an arms-length transaction for not less than fair market value and not in excess of $25,000 individually or $100,000 in the aggregate;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof;

(i) sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any Equity Interests of any other Person (including any Equity Interests in any Subsidiary), other than Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date hereof;

(j) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of the Acquired Companies);

(k) terminate or amend any Company Material Contract or waive or assign any of its rights under any Company Material Contract in a manner that would be materially adverse to the Company, or enter into any Company Material Contract other than customer or vendor Contracts entered into in the ordinary course of business;

(l) (i) incur or assume any Indebtedness, except indebtedness incurred under any credit agreement to which it is a party and that is outstanding as of the date hereof, letters of credit, surety bonds or similar arrangements incurred in the ordinary course of business consistent with past practices or indebtedness incurred with respect to any matter expressly permitted by this Section 5.2, or (ii) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) the liabilities, obligations or performance of any other Person, except under any credit agreement to which it is a party and that is outstanding as of the date hereof or in the ordinary course of business consistent with past practices; provided, however, that in no case shall the Company and its Subsidiaries, taken as a whole, incur or assume any Indebtedness, or assume, endorse, guarantee or otherwise become liable for any liabilities, obligations or performance, with a value in excess of $7,300,000 in the aggregate; provided, further, that in no case from the Merger Consideration Determination Date to and through the Closing Date shall the Company and its Subsidiaries, taken as a whole, incur or assume any additional Indebtedness, or assume, endorse, guarantee or otherwise become liable for any additional liabilities, obligations or performance that would result in the Company’s having, as of a time immediately prior to the Closing, an aggregate amount of (a) Funded Debt; plus (b) other Company debt, if any, not including ordinary trade payables, in excess of Net Debt;

(m) (i) during the period from the date of this Agreement to the Closing Date, except as otherwise permitted under this Agreement, enter into any additional Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies, or make or agree to make any material changes to any existing Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies; provided, however, that the Company may in its sole discretion and without the prior written consent of Parent amend or adopt any arrangement to cause an arrangement existing on the date hereof to comply with, or be exempt from, Section 409A of the Internal Revenue Code if such amendment or arrangement does not cause or entail any cost or expense to Parent (other than reasonable and necessary fees and expenses of advisors in connection therewith), (ii) grant any increase in the compensation (including base salary or bonus) or benefits payable to any officer, (iii) except in connection with promotions consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer or (iv) except as required to comply with applicable Law or any agreement or policy in existence as of the date of this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued (or to become payable or accrued) under any Benefit Plan;

(n) with respect to any former, present or future Representative, increase any compensation or benefits payable to such Representative or enter into, amend, modify or extend any employment or consulting agreement or Benefit Plan with of for such Representative;

(o) create, incur, assume or permit to exist any Lien on any of its properties or assets, except for Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date thereof;

(p) (i) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments, (ii) settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes or (iii) change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed, except as may be required by applicable Law;

(q) make or commit to make capital expenditures exceeding $250,000 in the aggregate;

(r) take any action that is reasonably likely to materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement;

(s) enter into any new line of business material to the Acquired Companies taken as a whole;

(t) enter into any Contract that subjects or will subject the Surviving Corporation or Parent to any non-compete or similar restriction on any Acquired Company business following the Effective Time;

(u) enter into any Contract the effect of which is or will be to grant a Third Party any right or potential right of license to any material Intellectual Property of any Acquired Company;

(v) except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used by the Acquired Companies;

(w) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $25,000 individually or $100,000 in the aggregate;

(x) engage in any transaction (other than pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Company Disclosure Letter and transactions between or among the Acquired Companies in the ordinary course of business consistent with past practice) or enter into any agreement with any Affiliate (provided that for the purpose of this clause (x) only, the term “Affiliate” shall not include any employee of the Acquired Companies other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers); or

(y) enter into any Contract or obligation with respect to any of the foregoing.

Section 5.3 Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, Parent shall: (i) afford to the Company and the Company Representatives, at the Company’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Parent Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Parent Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Parent Companies (the “Parent Information”); and (ii) upon request during normal business hours, furnish promptly to the Company (at the Company’s expense), or similarly provide reasonable access to, a copy of any Parent Information. The Company agrees to review such information in a manner that does not interfere unreasonably with the Parent Companies’ operations and with the prompt discharge by such Parent Companies’ employees of their duties. The Company agrees to indemnify and hold the Parent Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Acquired Companies, and any loss or destruction of any property owned by the Parent Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Acquired Companies or their Representatives during any visit to the business or property of the Parent Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. No Parent Company shall be required to provide access to or to disclose Parent Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Parent Company is required to keep such information confidential, or involve the disclosure of Parent Information relating to Parent’s negotiation of the Merger or any transaction related to the Merger or relating to Parent’s negotiation of any Parent Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Acquired Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Parent Companies prior to completion of the Merger without the prior written consent of Parent.

(b) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, the Company shall: (i) afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Acquired Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Acquired Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Acquired Companies (the “Company Information”); and (ii) upon request during normal business hours, furnish promptly to Parent (at Parent’s expense), or similarly provide reasonable access to, a copy of any Company Information. Parent agrees to review such information in a manner that does not interfere unreasonably with the Acquired Companies’ operations and with the prompt discharge by such Acquired Companies’ employees of their duties. Parent agrees to indemnify and hold the Acquired

Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Parent Companies, and any loss of destruction of any property owned by the Acquired Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Parent Companies or their Representatives during any visit to the business or property of the Acquired Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. None of the Acquired Companies shall be required to provide access to or to disclose Company Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Acquired Company is required to keep such information confidential, or involve the disclosure of Company Information relating to Company’s negotiation of the Merger or any transaction related to the Merger or relating to Company’s negotiation of any Company Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Parent Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Acquired Companies prior to the completion of the Merger without prior written consent of the Company.

(c) From the date hereof until the Effective Time, each of Parent and the Company shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system, in which case Parent or the Company (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

(d) The Company will not (and will cause the Company Subsidiaries and the Company Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Acquired Companies or Parent Companies or their respective Representatives under this Section 5.3 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.3 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Acquired Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and the Company, to the extent requested by Parent, will use its reasonable best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Parent, to the extent requested by the Company, will use reasonable best efforts to obtain any such consent.

(f) No investigation by Parent or the Company or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.4 Solicitation by the Company.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on the thirty-first day thereafter, the Company and any Representative of the Company or any Company

Subsidiary shall be permitted to (i) directly or indirectly solicit, initiate or encourage the submission of a Company Acquisition Proposal and (ii) directly or indirectly participate in discussions or negotiations regarding, and furnish to any Person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal; provided, however, that (A) the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any Representative of the Company or any Company Subsidiary to, provide to any Person any non-public information (other than any immaterial non-public information) with respect to the Company or any Company Subsidiary without first entering into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (B) the Company shall promptly provide to Parent any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives which was not previously provided to Parent.

(b) From the date of this Agreement until the first to occur of the Effective Time and the termination of this Agreement in accordance with Article 7, except as specifically permitted in Section 5.4(a), Section 5.4(d), Section 5.4(e) or Section 5.4(f), the Company agrees that neither it nor any of its Subsidiaries or Representatives will, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, a Company Acquisition Proposal, and upon becoming aware of any violation of this Section 5.4(b)(i), the Company shall, and shall cause its Subsidiaries to, and use its reasonable best efforts to cause its Representatives to, stop soliciting, initiating, encouraging, facilitating (including by way of furnishing or disclosing non-public information) or taking any action designed to facilitate, directly or indirectly, any inquiry, offer or proposal that constitutes, or is reasonably likely to lead to, a Company Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to the Acquired Companies to, or in response to a request therefor, give access to the properties, assets or books and records of the Acquired Companies to, any Person who has made or may be considering making a Company Acquisition Proposal or take any action which may otherwise lead to a Company Acquisition Proposal; (iii) approve, endorse or recommend any Company Acquisition Proposal; or (iv) enter into any agreement in principle, letter of intent, arrangement, understanding or other Contract relating to any Company Acquisition Proposal; provided, however, that nothing in this Section 5.4 shall prohibit discussions or negotiations with customers or suppliers in the ordinary course of business consistent with past practices.

(c) Except as specifically permitted in Section 5.4(a), Section 5.4(d) and Section 5.4(e), the Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person with respect to any Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal, and shall inform its Subsidiaries and Representatives which are engaged in any such solicitations, discussions, negotiations or other activity of the Company’s obligations under this Section 5.4. The Company shall promptly inform its Representatives who have been involved with or otherwise providing assistance in connection with the negotiation of this Agreement and the transactions contemplated by this Agreement of the Company’s obligations under this Section 5.4. The Company shall promptly demand that any Person (and the legal, financial or other representatives of any such Person) who has heretofore executed a confidentiality agreement with or for the benefit of any of the Acquired Companies with respect to such Person’s consideration of a possible Company Acquisition Proposal promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by any such Person to the Company) all confidential information heretofore furnished by the Acquired Companies or any of their legal, financial or other representatives to such Person or any of its legal, financial or other representatives in accordance with the terms of the confidentiality agreement with such Person.

(d) Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, prior to obtaining the Required Company Vote, nothing in this Agreement shall prevent the Company or the Company Board from:

(i) after the date of this Agreement, directing any unsolicited inquiries received by the Company or any Representative of the Company to one designated Representative who may direct the inquirer to this Agreement;

(ii) after the date of this Agreement, engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or in response to a request therefor, giving access to the properties, assets or books and records of the Acquired Companies to, any Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date hereof that did not result from a violation by the Acquired Companies or any of their Representatives of this Section 5.4; provided, however, that prior to engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or giving access to the properties, assets or books and records of the Acquired Companies to, such Person, (A) the Company Board, acting in good faith, has determined (I) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal and (II) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (B) the Company (I) enters into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (II) has complied with Section 5.4(e); and

(iii) subject to compliance by the Company with Section 5.4(f), (A) withdrawing (or amending or modifying in a manner adverse to Parent), or publicly proposing to withdraw (or to amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof (as the case may be) of this Agreement, the Merger or the transactions contemplated hereby (the actions referred to in this clause (A) being collectively referred to herein as a “Company Adverse Recommendation Change”), (B) recommending, adopting, approving or submitting to its stockholders, or proposing publicly to recommend, adopt, approve or submit to its stockholders, any Company Acquisition Proposal (the actions referred to in this clause (B) being collectively referred to as a “Company Acquisition Proposal Recommendation”), or (C) entering into any agreement, including any agreement in principle, letter of intent or understanding, acquisition or merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, arrangement or understanding which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to a Company Acquisition Proposal (other than a Confidentiality Agreement contemplated by Section 5.4(d)(ii)(B)(I)) (each a “Company Acquisition Agreement”). For the avoidance of doubt, the Parties acknowledge and agree that a Company Adverse Recommendation Change may or may not involve a Company Acquisition Proposal.

(e) If the Company or any Company Representative receives a request for information from a Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date of this Agreement, and the Company is permitted to provide such Person with information pursuant to this Section 5.4, the Company will provide to Parent a copy of the confidentiality agreement with such Person promptly upon its execution and provide to Parent a list of, and copies of, all information provided to such Person as promptly as practicable after its delivery to such Person and promptly provide Parent with access to all information to which such Person was provided access, in each case only to the extent not previously provided to Parent. The Company shall promptly provide notice to Parent, in writing, of the receipt of any Company Acquisition Proposal or any inquiry with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal (but in no event more than 24 hours after the receipt thereof), which notice shall include the identity of the Person or group requesting such information or making such inquiry or Company Acquisition Proposal and the material terms and conditions of any such Company Acquisition Proposal. The Company shall promptly provide Parent with copies of any written changes to any Company Acquisition Proposal, with written notice of material changes in the status of any Company Acquisition Proposal (including proposed changes to the status) and with written notice of any changes in the price, form of consideration, timing of payment thereof or any other material terms of any Company Acquisition Proposal. The Company shall promptly provide Parent, upon receipt or delivery thereof, with copies of all material correspondence or other material documents sent or provided to the Company by any Person in connection with any Company Acquisition Proposal or sent or provided to any Person by the Company in connection with any Company Acquisition Proposal.

(f) Notwithstanding anything herein to the contrary, the Company Board shall not (x) make a Company Adverse Recommendation Change, (y) make a Company Acquisition Proposal Recommendation or (z) enter into any Company Acquisition Agreement relating to a Company Acquisition Proposal, unless:

(i) The Company complies with the terms of Section 5.4(e);

(ii) Promptly upon a determination by the Company Board, after consultation with its outside legal counsel and financial advisors, that (A) a material fact, event, change, development or set of circumstances (other than a Company Acquisition Proposal occurring or arising after the date of this Agreement) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement requires a Company Adverse Recommendation Change or (B) a Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal, the Company promptly notifies, in writing, Parent of such determination and describes in reasonable detail such material fact, event, change, development or set of circumstances, or the material terms and conditions of such Company Superior Proposal and the identity of the Person making such Company Superior Proposal, as the case may be. Parent shall have four Business Days after delivery of such written notice to submit an offer to engage in an alternative transaction or to modify the terms and conditions of this Agreement such that the Company may proceed with this Agreement (a “Parent Revised Offer”). During such four Business Day period, the Company and its financial and legal advisors shall negotiate in good faith exclusively with Parent to enable Parent to submit a Parent Revised Offer. Any amendment to the price or any other material term of a Company Superior Proposal shall require a new notice from the Company and an additional three Business Day period within which Parent may negotiate a Parent Revised Offer;

(iii) The Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of any negotiations with Parent and any Parent Revised Offer, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and, in the case of a Company Acquisition Proposal Recommendation or a proposed entry into a Company Acquisition Agreement, that the applicable Company Acquisition Proposal continues to constitute a Company Superior Proposal; and

(iv) Concurrently with making such Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or entering into such Company Acquisition Agreement, the Company terminates this Agreement pursuant to Section 7.1(d)(iii).

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position with respect to a Company Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent the Company determines after consultation with outside legal counsel that failure to make such disclosure would constitute a violation of applicable Law.

(h) All notices to be given by the Parties under this Section 5.4 shall be given by facsimile transmission in accordance with Section 8.3 (which notice shall be effective as of the day of transmission if transmitted on or before 5:00 p.m. U.S. Central Time on the date of transmission, otherwise the next day after transmission).

Section 5.5 Stockholders’ Meetings. Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company shall take all necessary action, in accordance with applicable Law, the rules and regulations of the NASDAQ or any securities exchange on which the Company Common Stock is listed or admitted to trading (as the case may be) and the Parent Charter Documents or the Company

Charter Documents (as the case may be), to properly give notice of and hold a meeting of its stockholders for the purpose of voting on the Parent Proposal or the Company Proposal (as the case may be). Subject to Article 7, Parent shall recommend approval of the Parent Proposal, and subject to Section 5.4 and Article 7, the Company Board shall recommend approval of the Company Proposal. Each of the Parent Board and the Company Board shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent and the Company. Parent and the Company shall coordinate and cooperate with respect to the timing of their respective stockholder meetings, and use reasonable best efforts to hold such meetings on the same day and within 45 days after the date the Registration Statement is declared effective; provided, however, that the Company may postpone or adjourn the Company Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting; provided, further, that in the event that the Company Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such Company Meeting date.

Section 5.6 Registration Statement and Proxy Statement/Prospectus.

(a) Parent and the Company shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Each Party shall give the other Party and its counsel a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company or Parent and shall give the other Party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC prior to their being filed with, or sent to, the SEC. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Parent and the Company will provide each other with any information which may reasonably be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, will as promptly as reasonably practicable inform the other of such occurrence, and Parent and the Company will cooperate in filing such amendment or supplement with the SEC, use commercially reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to their respective stockholders. Parent shall use its reasonable best efforts, and the Company shall cooperate with Parent, to obtain any and all necessary state securities Laws or “blue sky” permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

(b) Parent will cause the Registration Statement, at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and the Company shall be responsible for furnishing to Parent true, accurate and complete information relating to the Company and holders of Company Common Stock as is required to be included therein.

(c) The Company hereby covenants and agrees with Parent that (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of the Company, at the time of the Company Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing and dissemination of such amendment or supplement.

(d) Parent hereby covenants and agrees with the Company that (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Parent, at the time of the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such occurrence and shall cooperate with the Company in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the stockholders of the Company without the approval of both Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

Section 5.7 NASDAQ Listing. Parent shall prepare and submit to the NASDAQ, as soon as practicable, a Listing of Additional Shares Notification or other appropriate documentation covering the shares of Parent Common Stock representing Parent Stock Consideration to be issued in the Merger.

Section 5.8 Additional Arrangements.

(a) Subject to the terms and conditions herein provided, each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action and shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable, under any applicable Law, under applicable Contracts (including the Parent Credit Agreement) or otherwise, so as to enable the Closing to occur as soon as reasonably practicable, including using its reasonable best efforts to obtain all necessary material waivers, consents and approvals, remove all impediments to the Closing, and make all Parent Regulatory Filings and Company Regulatory Filings (the “Regulatory Filings”). Parent and the Company each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.8 to comply in all material respects with all applicable Laws.

(b) Each of Parent and the Company shall furnish the other Party with such information and reasonable assistance as such other Party and its Representatives may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities.

(c) Each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action or shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, and will execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

(d) Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, Order, ruling or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order, decree, ruling or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to have such Order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

(e) Parent and the Company shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Parent and Company shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Parent and the Company shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their respective Affiliates and Representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(f) Notwithstanding the foregoing, and except as provided in Section 5.1 and 5.2, nothing contained in this Agreement shall be construed so as to require Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, without its written consent, to sell, license, dispose of, hold separate, or operate in any specified manner any assets or businesses of Parent, Merger Sub, the Company or the Surviving Corporation (or to require Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates to agree to any of the foregoing). In connection with its obligations under this Section 5.8, the Company shall not, without Parent’s prior written consent, commit to (or allow its Subsidiaries to commit to) any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices in connection with the transactions contemplated under this Agreement.

Section 5.9 Section 16. Prior to the Effective Time, Parent, the Company and their respective Boards of Directors shall adopt resolutions consistent with the interpretive guidance of the SEC and take any other actions as may be required, to the extent permitted under applicable Law, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Public Announcements.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NASDAQ on the next day), Parent and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable Law, Order or any listing agreement with or rule of any regulatory body, national securities exchange or association, Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) No Party shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other Parties with a written copy of the text of such release or statement and obtaining the consent of the other Parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 5.10(b) shall not be required (i) if the delay would preclude the timely issuance of a press release or public statement required by Law or any applicable regulations, or (ii) for a press release or public statement that may be made with respect to a Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation effected in accordance with Section 5.4. The provisions of this Section 5.10(b) shall not be construed as limiting the Parties from communications consistent with the purposes of this Agreement, including but not limited to seeking the regulatory and stockholder approvals contemplated hereby.

Section 5.11 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent and Merger Sub upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

Section 5.12 Payment of Expenses. Except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Parent and the Company shall equally share all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred for printing the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto.

Section 5.13 Indemnification and Insurance.

(a) From and after the Effective Time, subject to applicable Law, Parent will, and will cause the Surviving Corporation to, comply with the obligations of the Company under indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time and described in Section 5.13(a) of the Company Disclosure Letter. Subject to applicable Law, the organizational documents of the Surviving Corporation shall contain provisions with respect to indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents, as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by applicable Law. In the event any claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claims shall continue until final disposition of any and all such claims

(b) During the period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable Law, to indemnify and hold harmless each person who is as of the date hereof, has been at any time prior to the date hereof, or becomes prior to the Effective Time a director, officer or fiduciary of the Company or any of its Subsidiaries (each such person, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or prior to the Effective Time, including any act or omission in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Each Indemnified Party shall also be entitled to advancement of expenses as incurred (and not later that ten Business Days after receipt by Parent or the Surviving Corporation of receipts therefor) to the fullest extent permitted under applicable Law, provided that such Indemnified Party undertakes to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify Parent thereof (provided that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by the applicable provisions of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party will cooperate reasonably with Parent, at Parent’s expense, in the defense of such matter and (ii) Parent shall have the right to control the defense of such matter and shall retain only one set of legal counsel selected by Parent and reasonably satisfactory to the Indemnified Party (plus one local counsel, if necessary) to represent all Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties. Parent shall pay all reasonable fees and expenses of all such counsel for such Indemnified Parties. Notwithstanding the foregoing, nothing contained in this Section 5.13 shall be deemed to grant any right to any Indemnified Party which is not permitted to be granted to a director, officer or fiduciary of the Company under applicable Law, nor shall Parent or the Surviving Corporation be required to indemnify any of the Indemnified Parties to a greater extent than the Company would be required to as of the date hereof pursuant to the Company Charter Documents.

(c) The Surviving Corporation shall maintain the Company’s officers’ and directors’ liability insurance policies and fiduciary liability insurance policies in effect on the date of this Agreement (collectively, the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions occurring at or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of the Company’s current insurance carrier and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company in the aggregate for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than those contained in the existing D&O Insurance.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the consent of such affected Indemnified Party.

Section 5.14 Employee Matters. With respect to each individual who is employed by the Company immediately prior to the Effective Time (each such employee, an “Affected Employee”):

(a) Each Affected Employee shall remain an at-will employee, except those with employment agreements in place prior to the execution of this Agreement.

(b) If and to the extent permitted by any Parent Benefit Plan, and if and to the extent any Affected Employees are enrolled in or otherwise receive benefits under any Parent Benefit Plan, for purposes of vesting, eligibility to participate and accrual and level of benefits under any such Parent Benefit Plan, each Affected Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Affected Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan. In addition, and without limiting the generality of the foregoing, if and to the extent that Parent does not maintain coverage for any Affected Employee(s) under any Company Benefit Plan, and if and to the extent permitted by the Parent Benefit Plans, (i) Parent shall cause such Affected Employee(s) to be immediately eligible to participate, without any waiting time, in the comparable Parent Benefit Plan(s), (ii) Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such comparable Parent Benefit Plan(s) to be waived for such Affected Employee(s) and his, her or their covered dependents, unless such conditions would not have been waived under the Company Benefit Plan in which such Affected Employee(s) participated immediately prior to the Effective Time, and (iii) Parent shall cause any eligible expenses incurred by such Affected Employee(s) and his, her or their covered dependents during the portion of the plan year of such Company Benefit Plan ending on the date such Affected Employee’s participation in the comparable Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Affected Employee(s) and his, her or their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan. Notwithstanding the foregoing, Parent shall have the sole discretion to maintain in effect the Company Benefit Plans, and nothing in this Agreement shall be deemed to require Parent to offer coverage under the Parent Benefit Plans to the Affected Employees or prevent Parent or any of its Subsidiaries from amending, in any way it sees fit, or terminating any Parent Benefit Plan at any time.

(c) Parent shall cause the Surviving Corporation and its Subsidiaries, following the Effective Time, to honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties prior to or at the date hereof or made herein or permitted to be entered into prior to the Effective Time pursuant to this Agreement which apply to any current or former employee or current or former director of the Company; provided, however, that this undertaking is not intended to prevent the Surviving Corporation or its Subsidiaries from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

(d) Nothing herein, express or implied, shall (i) confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever, (ii) confer on any Person any right to employment or benefits for any specified period, (iii) be deemed to amend any Parent Benefit Plan or (iv) require Parent, the Company, the Surviving Corporation or any of their respective Affiliates to amend or continue any existing, or establish any new, Benefit Plan.

Section 5.15 Company Board and Executive Officers. At or prior to Closing, the Company shall deliver to Parent written resignations of all members of the Company Board and the board of directors (or equivalent body) of each Company Subsidiary, and all officers of the Company and its Subsidiaries, to be effective as of the Effective Time.

Section 5.16 Tax Matters. The Company shall provide Parent with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

Section 5.17 No Other Vote. Other than in accordance with the provisions of Section 5.4, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal, or propose to do so.

Section 5.18 Additional Instruments and Agreements. Parent, Merger Sub and the Company agree to execute and deliver any and all additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.19 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20 Determination of Net Debt

(a). No later than twelve Business Days prior to the Closing Date the Company shall deliver to Parent (a) a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying to and setting forth the calculation of Net Debt determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1 (“Net Debt Certificate”) and (b) bank and other records documenting, in reasonable detail, the individual line items set forth in the calculation of Net Debt included in the Net Debt

Certificate. Parent shall have three Business Days after the delivery of the Net Debt Certificate to object to the calculation of Net Debt and the Parties shall negotiate in good faith to resolve any such objections and agree upon a final calculation of Net Debt. If an objection is not timely made the Parties shall be deemed to have agreed upon the calculation of Net Debt set forth in the Net Debt Certificate.

(b) Promptly after the Parties have agreed (or been deemed to have agreed) upon the calculation of Net Debt set forth in the Net Debt Certificate the Parties shall disseminate a joint press release disclosing the final determinations of Cash Consideration and the Exchange Ratio (the “Merger Consideration Press Release”).

Article 6

Conditions

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part by either Parent or the Company (to the extent permitted by applicable Law):

(a) Stockholder Approval. The Parent Proposal and the Company Proposal shall have been duly and validly approved and adopted by the requisite vote of the stockholders of Parent and the Company, respectively.

(b) Minority Approval. The holders of fifty percent (50%) or more of all of the issued and outstanding shares of Company Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Company Proposal (“Company Minority Approval”) and the holders of fifty percent (50%) or more of all of the issued and outstanding shares of Parent Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Parent Proposal (“Parent Minority Approval”).

(c) Securities Law Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated or threatened and be continuing, and any and all necessary approvals under state securities Laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(d) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, decree, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger or imposes any material restrictions on the Parties with respect thereto; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under Section 5.8 and, in addition, shall have used its reasonable best efforts to have any such decree, ruling, injunction or Order vacated, except as otherwise contemplated by this Agreement, including Section 5.8(d).

(e) NASDAQ Listing. Parent shall have filed with NASDAQ the Listing of Additional Shares Notification with respect to the shares of Parent Common Stock to be issued in the Merger.

(f) Stock Election. No Person, other than Parent Tontine Affiliates, shall, in the reasonable determination of the Parent Board, become an Acquiring Person (as such term is defined in that certain Tax Benefit Protection Plan Agreement dated as of January 28, 2013, between Parent and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Parent Rights Agreement”) as a result of the Merger.

(g) Consents and Approvals. Other than filing the Certificate of Merger pursuant to Section 2.1, all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from any Governmental Authority, and to the extent necessary those then required under the Parent Credit Agreement, to consummate the Merger shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not constitute a Material Adverse Effect on or with respect to the Surviving Corporation (assuming the Merger has taken place); provided, however, that the provisions of this Section 6.1(g) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 5.8 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval, permit or authorization.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Parent and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.2, 3.3, 3.9(a) and 3.20 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, (ii) the representations and warranties of the Company set forth in Section 3.13 shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only) for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, would not reasonably be expected to result in any loss or liability in excess of $500,000 and (iii) the representations and warranties of the Company set forth in Article 3 (other than the representations and warranties set forth in Sections 3.2, 3.3, 3.9(a), 3.13 and 3.20) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (iii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Company Material Adverse Effect; and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(b) Performance of Covenants and Agreements by the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(c) Appraisal Rights. The number of Dissenting Shares shall not exceed 5% of the outstanding shares of Company Common Stock immediately prior to the Effective Time.

(d) No Company Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Company Material Adverse Effect.

(e) Calculation of Net Debt. The Parties shall have agreed upon the calculation of Net Debt.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.2, 4.3, 4.9(a) and 4.12 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Parent and Merger Sub set forth in Article 4 (other than the representations and warranties set forth in Sections 4.2, 4.3, 4.9(a) and 4.12) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to Parent or the Surviving Corporation; and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(c) No Parent Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Parent Material Adverse Effect.

(d) Delivery of Transfer Instructions. Parent shall have delivered to the Exchange Agent an irrevocable letter of instruction in a form reasonably satisfactory to the Company authorizing and directing the transfer of the Merger Consideration to holders of shares of Company Common Stock upon surrender of such holders’ Certificates representing such shares of Company Common Stock in accordance with Article 2.

(e) Tax Opinion. The Company must have received an opinion of its tax counsel dated as of the Closing Date, to the effect that, for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitutes a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code. The condition set forth in this Section 6.3(e) shall not be waivable after receipt of the approval of the stockholders of the Company if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Article 7

Termination

Section 7.1 Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Parent Proposal by the stockholder of Parent or approval of the Company Proposal by the stockholders of the Company (except as provided below), by action taken by the board of directors of the terminating Party or Parties upon the occurrence of any of the following:

(a) By mutual written consent duly authorized by the Parent Board and the Company Board.

(b) By either the Company or Parent if:

(i) the Merger has not been consummated by the Termination Date (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform or satisfy any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

(ii) any Governmental Authority shall have issued an Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such Order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party who directly or indirectly initiated such action or whose failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in such Order, decree, ruling or other action);

(iii) the Company Proposal shall not have been approved by the Required Company Vote and Company Minority Approval at the Company Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to the Company if the failure to obtain approval of the Company Proposal is caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach of this Agreement);

(iv) the Parent Proposal shall not have been approved by the Required Parent Vote and Parent Minority Approval at the Parent Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iv) shall not be available to Parent if the failure to obtain approval of the Parent Proposal is caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement); or

(c) By Parent if:

(i) There has been a material breach of the representations and warranties made by the Company in Article 3 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.2(a) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such breach;

(ii) The Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.2(b) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following written notice from Parent of such failure;

(iii) (A) The Company shall have breached in any material respect any of its obligations under Section 5.4, (B) the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change or a Company Acquisition Proposal Recommendation, (C) any Acquired Company shall have entered into a Company Acquisition Agreement or (D) the Company or the Company Board (or any committee thereof) publicly shall have announced its intention to do any of the foregoing; or

(iv) There has been a Company Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.2(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such Company Material Adverse Effect.

(d) By the Company if:

(i) There has been a material breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.3(a), and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such breach;

(ii) Parent or Merger Sub has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.3(b) and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such failure;

(iii) Prior to the approval of the Company Proposal by the Required Company Vote, and after compliance with Section 5.4(e), the Company Board (or any committee thereof) makes a Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or the Company enters into a Company Acquisition Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d)(iii) unless the Company shall not have breached the terms of Section 5.4 in any material respect. No termination pursuant to this Section 7.1(d)(iii) shall be effective unless the Company simultaneously pays in full the payment required by Section 7.3(a); or

(iv) There has been a Parent Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.3(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Parent within 20 days following receipt of written notice from the Company of such Parent Material Adverse Effect.

Section 7.2 Effect of Termination. If this Agreement is terminated by either the Company or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become null and void, and there shall be no further obligation on the part of any Party or its Affiliates, directors, officers or stockholders except pursuant to the provisions of Section 5.3(c), Section 5.3(d), Section 5.12, Section 7.3, Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a willful or intentional material breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

Section 7.3 Fees and Expenses. Notwithstanding the provisions of Section 5.12:

(a) The Company will, immediately upon termination of this Agreement pursuant to any one or more than one of the following provisions, pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent a termination fee in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00):

(i) Section 7.1(b)(i);

(ii) Section 7.1(b)(iii);

(iii) Section 7.1(c)(i);

(iv) Section 7.1(c)(ii);

(v) Section 7.1(c)(iii); or

(vi) Section 7.1(d)(iii).

Notwithstanding the foregoing, the Company shall not be required to pay, or cause to be paid, to Parent any amounts pursuant to this Section 7.3(a) if the reason the Merger has not been timely consummated is the result of a failure to satisfy the conditions set forth in Section 6.1(b), 6.1(c), 6.1(d) or 6.1(e). For the avoidance of doubt, the maximum amount of any termination fee paid under this section shall be $250,000.00; in no event will termination fees be combined or cumulative.

(b) If the Company consummates, within 365 days of the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) , any Company Acquisition Proposal with any Person who had submitted a

Company Acquisition Proposal prior to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) (regardless of whether such Company Acquisition Proposal is the same Company Acquisition Proposal having given rise to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii)), the Company will immediately thereafter pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent an additional topping fee of $500,000. Combined with the $250,000 termination fee, this will mean a combined fee of $750,000 paid by the Company to Parent under such circumstances.

(c) Parent will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iv), pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company an amount equal to the Company’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $250,000 in the aggregate.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor Merger Sub would have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amounts due pursuant to this Section 7.3, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Parent.

(e) Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails to pay promptly any amounts due pursuant to this Section 7.3, Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to the Company.

Article 8

Miscellaneous

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.2 Amendment. This Agreement may be amended by the Parties at any time before or after approval of the Company Proposal by the stockholders of the Company; provided, however, that, after any such approval, no amendment shall be made without the further approval of such stockholders if such amendment would (a) in any way materially adversely affect the rights of the Company stockholders (other than a termination of this Agreement in accordance with the provisions hereof) or (b) require a shareholder vote under applicable Law or the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective upon confirmation of successful transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the third Business Day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Parent and/or Merger Sub:	Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056
	Attention:	James M. Lindstrom
Chief Executive Officer
	Facsimile:	(713) 860-1590

with a copy (which shall	Andrews Kurth LLP
not constitute notice) to:	600 Travis Street, Suite 4200
Houston, Texas 77002
	Attention:	G. Michael O’Leary, Esq.
	Facsimile:	(713) 238-7130

To the Company:	MISCOR Group, Ltd.
800 Nave Road, SE
Massillon, OH 44646
	Attention:	Michael P. Moore
President and Chief Executive Officer
	Facsimile:	(330) 830-3522

with a copy (which shall	Tuesley Hall Konopa LLP
not constitute notice) to:	212 E. LaSalle Ave
South Bend, Indiana 46617
	Attention:	James M. Lewis, Esq.
	Facsimile:	(574) 232-3790

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

Section 8.5 Severability. The provisions of this Agreement will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.13 (which is intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 8.9 without notice of liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Without limiting the foregoing, it is expressly understood and agreed that the provisions of Section 5.14 are statements of intent, and no Company Employee or other Person shall have any rights or remedies with respect thereto (including any right of employment) and no Person is intended to be a Third Party beneficiary thereof.

Section 8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.9 Waivers. At any time prior to the Effective Time, any Party may, for itself only and to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.10 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement and is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes. Any and all information received by Parent and the Company pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.11 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

Section 8.12 Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of Delaware having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 8.13 Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.13.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

Company:

MISCOR Group, Ltd., an Indiana corporation

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	President and Chief Executive Officer

Parent:

Integrated Electrical Services, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chief Executive Officer

Merger Sub:

IES Subsidiary Holdings, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	President

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger (this “Amendment”) dated as of July 10, 2013 is by and among Integrated Electrical Services, Inc., a Delaware corporation (“Parent”), IES Subsidiary Holdings, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and MISCOR Group, Ltd., an Indiana corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company (collectively, the “Parties”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 13, 2013, providing for, among other things, the merger of Company with and into the Merger Sub with the Merger Sub continuing as the surviving corporation; and

WHEREAS, the Parties desire to amend the Merger Agreement as provided herein; and

WHEREAS, Section 8.2 of the Merger Agreement requires all parties to the Merger Agreement to sign any instrument that amends the Merger Agreement.

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth herein and in the Merger Agreement, the Parties agree as follows:

AGREEMENT

1. Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

2. Termination Date. The definition of “Termination Date” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

““Termination Date” means October 31, 2013 or such later date to which the “Termination Date” shall be extended pursuant to Section 5.5.”

3. Election. The last two sentences of Section 2.5(b) of the Merger Agreement are hereby deleted in their entirety and replaced with the following:

“Any holder of Non-Election Shares shall be deemed to have made an election to receive the Parent Stock Consideration; provided, however, that if the Parent Common Stock Value is less than $4.024 then any holder of Non-Election Shares shall be deemed to have made an election to receive Cash Consideration and such Non-Election Shares shall be deemed to be Cash Election Shares. Parent and the Company may agree to extend such deadline to such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.”

4. Effect on the Merger Agreement.

(a) On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. References in the Merger Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to March 13, 2013.

(b) Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect and the Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects.

4. Applicable Law. This Amendment shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

5. Headings. The headings in this Amendment are for convenience only, do not constitute any part of this Amendment, and shall be disregarded in construing the language hereof.

6. Severability. The provisions of this Amendment will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Amendment that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

7. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives, on the date first written above.

Company:

MISCOR Group, Ltd., an Indiana corporation

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	President and Chief Executive Officer

Parent:

Integrated Electrical Services, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chief Executive Officer

Merger Sub:

IES Subsidiary Holdings, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	President

ANNEX B

March 11, 2013

Board of Directors

Integrated Electrical Services, Inc.

5433 Westheimer Road, Suite 500

Houston, TX 77056

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Integrated Electrical Services, Inc., a Delaware corporation (the “Buyer” or “IES”) , is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with IES Subsidiary Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), and Miscor Group, LTD., an Indiana corporation (the “Company”), pursuant to which the Company will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the “Merger”), and each issued and outstanding share of common stock, no par value per share, of the Company (the “Company Common Stock”) will be converted into the right to receive, at the election of the holder of shares of Company Common Stock, either (a) an amount in cash (without interest), which amount shall not be less than $1.415 per share, equal to the quotient of (i) the excess of $24,000,000 over the Company’s Net Debt (as defined in the Merger Agreement) divided by (ii) the number of Outstanding Shares (as defined in the Merger Agreement), (the “Cash Consideration”), provided that if the Cash Consideration payable in the Merger exceeds an aggregate amount equal to the Cash Consideration multiplied by 50% of the number of shares of Company Common Stock outstanding at the effective time of the merger (the “Maximum Cash Amount”), then holders of shares of Company Common Stock electing Cash Consideration shall instead receive Stock Consideration (as defined below) on a pro rata basis until the aggregate amount of Cash Consideration is not greater than the Maximum Cash Amount; or (b) a number of shares (which may be less than one and which shall be expressed as a decimal, calculated to the nearest one-ten thousandth) of Buyer’s common stock, par value $0.01 per share (the “Buyer Common Stock”), equal to an exchange ratio calculated by dividing the Cash Consideration by the volume weighted average sale price of Buyer Common Stock as reported by the NASDAQ stock market for the 60 consecutive trading days ending on the fifteenth business day prior to the closing of the Merger (not counting the Closing Date) (the “Buyer Common Stock Value”) (the “Stock Consideration”), provided that if the Buyer Common Stock Value is less than $4.024 per share, the Buyer Common Stock Value shall be $4.024 and if the Buyer Common Stock Value is greater than $6.036 per share, the Buyer Common Stock Value shall be $6.036; or (c) a combination of the Cash Consideration and the Stock Consideration (collectively, the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement. The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration”. We understand that the Tontine Capital Management L.L.C. (“Tontine”) and its affiliates are significant stockholders of the Buyer and the Target and certain affiliates of Tontine are members of the Board of Directors of the Buyer. In providing this Opinion, we have not attached any significance to, or considered in any way, such facts.

The Board of Directors of the Buyer (the “Board”) has requested Stifel’s opinion, in its capacity as financial advisor to the Board, as to the fairness, as of the date hereof, from a financial point of view, to IES, of the Merger Consideration to be paid by the Buyer to holders of Company Common Stock in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Buyer’s counsel and reviewed a draft copy of the Merger Agreement dated March 8, 2013;

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012, with 2012 being in draft form, and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

(iii)	reviewed the audited consolidated financial statements of the Buyer contained in its Annual Reports on Form 10-K for the three years ended September 30, 2012 and the unaudited consolidated financial statements of the Buyer contained in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

(iv)	reviewed and discussed with the Buyer’s management certain other publicly available information concerning the Buyer and the Company;

(v)	reviewed certain non-public information concerning the Buyer, including internal financial analyses and forecasts prepared by its management and held discussions with the Buyer’s senior management, including with respect to estimates of certain cost savings, operating synergies, merger charges; the pro forma financial impact of the Merger on the Buyer and recent developments;

(vi)	reviewed certain non-public information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(vii)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(viii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(ix)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Buyer;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xi)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s and the Buyer’s industries generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or the Buyer, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. Stifel received financial forecasts with respect to the Company from the Company’s management and from the Buyer’s management, and, in rendering our Opinion, at the request of the Buyer, Stifel used the financial forecasts with respect to the Company provided by the Buyer’s management. With respect to the financial forecasts supplied to us by the Company and the Buyer (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer and the Company’s projected Net Debt), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the Buyer, as applicable, as to the future operating and financial performance of the Company and the Buyer, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

For purposes of calculating an assumed value of the Merger Consideration, we have, with your consent, relied on the Company’s projected Net Debt (as defined in the Merger Agreement) and assumed the Buyer Common Stock Value is equal to the 60-day volume weighted average purchase price of Buyer Common Stock as of March 7, 2013.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or the Buyer, or the number of shares of Company Common Stock on a fully diluted basis, in each case since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of the Company and the Buyer are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or the Buyer’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company or the Buyer, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any adjustment to the Merger Consideration (other than as expressly contemplated by the Merger Agreement), and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, the Buyer or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Buyer has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Buyer, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration to be paid by IES to the holders of Company Common Stock in the Merger is fair, as of the date hereof, to IES, from a financial point of view , and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Buyer, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Buyer; (ii) the legal, tax or accounting consequences of the Merger on the Buyer; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of the Buyer or the Company, or class of such persons; (iv) the fairness of the Merger or the amount or nature of the

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

Merger Consideration to any particular stockholder of the Buyer (specifically including Tontine and its affiliates, which are or may be stockholders of Buyer and the Company); (v) whether the Buyer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration component of the Merger Consideration to the holders of shares of Company Common Stock at the closing of the Merger; or (vi) the election by holders of shares of Company Common Stock to receive the Stock Consideration or the Cash Consideration, or any combination thereof, or the actual allocation of the Merger Consideration between the Stock Consideration and the Cash Consideration among holders of shares of Company Common Stock (including, without limitation, any re-allocation of the Merger Consideration pursuant to the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Buyer’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Buyer or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Buyer. Further, as the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Buyer or the Merger. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any stockholder of the Buyer or the Company as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Buyer should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a stockholder of the Company should elect Cash Consideration or Stock Consideration. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Buyer and does not address the underlying business decision of the Board or the Buyer to proceed with or effect the Merger. We were not requested to, and we did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with the Buyer.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”). We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Buyer has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger or any of their affiliates. Stifel may seek to provide investment banking services to the Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Buyer and the Company and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, which consent will not be unreasonably withheld.

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the aggregate Merger Consideration to be paid by the Buyer to the holders of shares of Company Common Stock in the Merger pursuant to the Merger Agreement is fair to the Buyer, from a financial point of view.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX C

200 Public Square / Suite 3750 / Cleveland, Ohio 44114

Phone: (216) 589-0900 / Fax: (216) 589-9558 / www.wesrespartners.com

March 13, 2013

PRIVATE AND CONFIDENTIAL

The Board of Directors

MISCOR Group, Ltd.

800 Nave Road SE

Massillon, Ohio 44646

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the shareholders of MISCOR Group, Ltd., an Indiana corporation (“MISCOR” or the “Company”), from Integrated Electrical Services, Inc. (“IES” or “Buyer”) pursuant to the Agreement and Plan of Merger, dated as of March 13, 2013, between MISCOR and IES (the “Agreement”).

Under the terms of the Agreement, MISCOR’s shareholders, at their option, will receive either (i) a per share dollar amount, which amount shall not be less than $1.415 per share, equal to the excess of Enterprise Value to Net Debt (both as defined in the Agreement) divided by the number of MISCOR’s fully-diluted shares (“Cash Consideration”); or (ii) shares of Buyer’s common stock equal to the Exchange Ratio (as defined in the Agreement) (collectively, the “Consideration” and hereinafter referred to as the “Transaction”). The specific terms and conditions of the Transaction are more fully set forth in the Agreement. Our opinion assumes, with your permission, that all of the Company’s shareholders, other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities), elect to receive the Cash Consideration and that John Martell will elect to exchange a sufficient number of his shares of Company common stock for shares of common stock of IES to permit such election by all of the Company’s other shareholders, other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities).

In connection with this opinion, we have made such reviews, analyses and inquiries as deemed necessary and appropriate under the circumstances. We also took into account our assessment of general economic, market and financial conditions, as well as our experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Our procedures, investigations, and financial analysis with respect to the preparation of this opinion included, but were not limited to, the following: (i) a draft of the Agreement, dated March 12, 2013, which we understand to be in substantially final form; (ii) publicly available information and SEC filings related to the Company, including the 2012 and 2011 Annual Reports on Form 10-K and the Quarterly Report on Form 10-Q of MISCOR for the third fiscal quarter ended September 30, 2012; (iii) certain other internal information, primarily financial in nature, including internal 2012 financial estimates and financial projections for fiscal years 2013 through 2015, concerning the business and operations of the Company, as furnished to us by the Company for purposes of our analyses; (iv) financial projections for fiscal years 2016 and 2017 that were reviewed and approved by management of the Company; (v) publicly available information with respect to certain other companies that we believe to be comparable to the Company and the historical trading price and trading volume of such other companies’ securities; (vi) publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; (vii) certain valuation and comparative analyses, using generally accepted valuation and analytical techniques, that we deemed relevant; (viii) our analysis of the Company’s historical share price performance and trading volume; (ix) visits to the

Board of Directors

March 13, 2013

Company’s facilities and interviews with the management of the Company relating to its current and projected operations and financial condition; and (x) such other data and information we judged necessary or appropriate to render our opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and that all information supplied and representations made by Company management regarding the Company and the Transaction are substantially accurate in all respects material to our analysis, and have assumed and relied upon the representations and warranties of MISCOR and Buyer contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have assumed that information supplied and representations made by Company management regarding the Company and the Transaction are substantially accurate in all respects material to our analysis. We have also relied upon the management of MISCOR as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of MISCOR. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and express no view as to such projections or assumptions. Also, we have not conducted an appraisal of any of the assets, properties or facilities of the Company.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the last draft that we have received. In addition, we have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained, all other conditions to the Transaction as set forth in the Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. We have not solicited, nor were we asked to solicit, third party interest in any transaction involving the Company prior to the rendering of this opinion.

It should be noted that this opinion is based upon economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. We have assumed that all of the conditions required to implement the Transaction will be satisfied, that the Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any material waivers or delays of any terms or conditions thereof, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the consummation of the Transaction. Also, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Cash Consideration to be received by MISCOR’s shareholders (other than other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities)) pursuant to the Agreement, and does not address either MISCOR’s or IES’s underlying business decision to effect the Transaction or any other terms of the Agreement. In that regard, we further express no opinion concerning the fairness of the amount or nature of any compensation to be paid to any of the officers, directors or employees of MISCOR, or to any class of such persons, relative to the compensation to be received by the shareholders of MISCOR in connection with the Transaction. In addition, it should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

It is understood that this opinion was prepared solely for the use of the Board of Directors (the “Board”) of MISCOR in discharging its fiduciary duties in evaluating the proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be

Board of Directors

March 13, 2013

used, by any other person or for any other purpose, without our express consent. While this opinion may be disclosed in its entirety in any proxy statement or information statement provided to shareholders and in any other document required to be filed with the SEC in connection with the Agreement, the opinion may not otherwise be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion is not a recommendation as to how the Board or any shareholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, and does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Transaction is within a range suggested by certain financial analyses. The Board’s decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based.

We have advised the Board that we do not believe that any person (including a stockholder of MISCOR) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of Western Reserve Partners LLC under the federal securities laws or on the rights and responsibilities of the Board under applicable law.

We will receive a fee from MISCOR for our services related to the delivery of this opinion. Western Reserve has also served as and received a fee for being a financial advisor to the Company in connection with the sale of its Construction and Engineering Services Division in February 2010. MISCOR has also agreed to indemnify us against certain liabilities, including liabilities under the federal securities laws.

This opinion has been approved by the Valuation and Fairness Opinion Committee of Western Reserve Partners LLC.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Cash Consideration to be received by the shareholders of MISCOR (other than other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities)) pursuant to the Agreement is fair, from a financial point of view.

Very truly yours,

Western Reserve Partners LLC

ANNEX D

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW

IC 23-1-44-1

“Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer. As added by P.L.149-1986, SEC.28.

IC 23-1-44-2

“Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-3

“Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. As added by P.L.149-1986, SEC.28.

IC 23-1-44-4

“Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. As added by P.L.149-1986, SEC.28.

IC 23-1-44-4.5

“Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions. As added by P.L.133-2009, SEC.38.

IC 23-1-44-5

“Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4. As added by P.L.149-1986, SEC.28.

IC 23-1-44-6

“Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder. As added by P.L.149-1986, SEC.28.

IC 23-1-44-7

“Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder. As added by P.L.149-1986, SEC.28.

IC 23-1-44-8

Right to dissent and obtain payment for shares

Sec. 8. (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party if:

(A)	shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B)	the shareholder is entitled to vote on the merger.

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4)	The approval of a control share acquisition under IC 23-1-42.

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)	that are outstanding immediately before the effective date of the amendment; or

(2)	that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1)	who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2)	who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2)	The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.19; P.L.133-2009, SEC.39.

IC 23-1-44-9

Dissenters’ rights of beneficial shareholder

Sec. 9. (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1)	the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote. As added by P.L.149-1986, SEC.28.

IC 23-1-44-10

Proposed action creating dissenters’ rights; notice

Sec. 10. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.20.

IC 23-1-44-11

Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)	must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-12

Dissenters’ notice; contents

Sec. 12. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)	be accompanied by a copy of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-13

Demand for payment and deposit of shares by shareholder

Sec. 13. (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action. As added by P.L.149-1986, SEC.28.

IC 23-1-44-14

Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14. (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. As added by P.L.149-1986, SEC.28.

IC 23-1-44-15

Payment to dissenter

Sec. 15. (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1)	the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	a statement of the corporation’s estimate of the fair value of the shares; and

(3)	a statement of the dissenter’s right to demand payment under section 18 of this chapter. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.21.

IC 23-1-44-16

Failure to take action; return of certificates; new action by corporation

Sec. 16. (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure. As added by P.L.149-1986, SEC.28.

IC 23-1-44-17

Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares

Sec. 17. (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-18

Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18. (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)	the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2)	the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)	the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares. As added by P.L.149-1986, SEC.28.

IC 23-1-44-19

Court proceeding to determine fair value; judicial appraisal

Sec. 19. (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1)	for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)	for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-20

Costs; fees; attorney’s fees

Sec. 20. (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)	against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. As added by P.L.149-1986, SEC.28.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The certificate of incorporation and bylaws of Integrated Electrical Services, Inc. (“IES”) provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of IES. As permitted by the DGCL, the certificate of incorporation provides that directors of IES shall have no personal liability to IES or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to IES or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. IES will maintain, at its expense, an insurance policy that insures its officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, IES has entered into indemnification agreements with each of its directors that provide that it will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on IES’ behalf to the fullest extent permitted under Delaware law and its bylaws.

The merger agreement provides that, for a period of six years from the effective time of the merger, IES will cause the surviving corporation in the merger, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR Group, Ltd. (“MISCOR”) and any of its subsidiaries in their capacities as directors and officers to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require IES to cause the surviving corporation to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that IES will cause the organizational documents of the surviving corporation to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. IES and the surviving corporation may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, the surviving corporation will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. The surviving corporation may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time. However, the surviving corporation will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving corporation will purchase as much coverage per policy year as reasonably practicable for the maximum amount. IES will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Item 21.    Exhibits and Financial Statement Schedules

(a)	Exhibits

2.1	Agreement and Plan of Merger effective as of March 13, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as part of Annex A to the joint proxy statement/prospectus that is part of this Registration Statement) (the schedules and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

2.2	First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as part of Annex A to the joint proxy statement/prospectus that is part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.1 to IES’ registration statement on Form S-8 filed on May 12, 2006)

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on From 8-K filed on January 28, 2013).

3.3	Bylaws of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.2 to IES’ registration statement on Form S-8, filed on May 12, 2006)

4.1	Tax Benefit Protection Plan Agreement by and between Integrated Electrical Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of January 28, 2013, including the forms of Certificate of Designation and of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013)

***5.1	Opinion of Andrews Kurth LLP as to the legality of the securities

***8.1	Tax Opinion of Andrews Kurth LLP

***8.2	Tax Opinion of Ulmer & Berne LLP

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of BDO USA, LLP

*23.3	Consent of Calvetti, Ferguson & Wagner, P.C.

***23.5	Consent of Andrews Kurth LLP (included in opinions filed as Exhibits 5.1 and 8.1)

***23.6	Consent of Ulmer & Berne LLP (included in opinion filed as Exhibit 8.2)

***24.1	Powers of Attorney

***99.1	Form of Proxy for Holders of IES Common Stock

***99.2	Form of Proxy for Holders of MISCOR Common Stock

*99.3	Form of Letter of Transmittal

***99.4	Consent of Stifel, Nicolaus & Company, Incorporated

***99.5	Consent of Western Reserve Partners LLC

*	Filed herewith.
***	Previously filed.

Item 22.    Undertakings

(1)	The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6)	The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this registration statement on Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 5th day of August, 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ JAMES M. LINDSTROM
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/S/ JAMES M. LINDSTROM James M. Lindstrom	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	August 5, 2013

/S/ ROBERT W. LEWEY Robert W. Lewey	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) (Principal Accounting Officer)	August 5, 2013

* Joseph L. Dowling III	Director	August 5, 2013

* David B. Gendell	Director	August 5, 2013

* Joe D. Koshkin	Director	August 5, 2013

* Donald L. Luke	Director	August 5, 2013

*By:	/s/ JAMES M. LINDSTROM
James M. Lindstrom Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger effective as of March 13, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as part of Annex A to the joint proxy statement/prospectus that is part of this Registration Statement) (the schedules and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

2.2	First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as part of Annex A to the joint proxy statement/prospectus that is part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.1 to IES’ registration statement on Form S-8 filed on May 12, 2006)

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on From 8-K filed on January 28, 2013).

3.3	Bylaws of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.2 to IES’ registration statement on Form S-8, filed on May 12, 2006)

4.1	Tax Benefit Protection Plan Agreement by and between Integrated Electrical Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of January 28, 2013, including the forms of Certificate of Designation and of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013)

***5.1	Opinion of Andrews Kurth LLP as to the legality of the securities

***8.1	Tax Opinion of Andrews Kurth LLP

***8.2	Tax Opinion of Ulmer & Berne LLP

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of BDO USA, LLP

*23.3	Consent of Calvetti, Ferguson & Wagner, P.C.

***23.5	Consent of Andrews Kurth LLP (included in opinions filed as Exhibits 5.1 and 8.1)

***23.6	Consent of Ulmer & Berne LLP (included in opinion filed as Exhibit 8.2)

***24.1	Powers of Attorney

***99.1	Form of Proxy for Holders of IES Common Stock

***99.2	Form of Proxy for Holders of MISCOR Common Stock

*99.3	Form of Letter of Transmittal

***99.4	Consent of Stifel, Nicolaus & Company, Incorporated

***99.5	Consent of Western Reserve Partners LLC

*	Filed herewith.
***	Previously filed.